As filed with the Securities and Exchange Commission on May 21, 2021

Registration No. 333-252479

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BIG ROCK PARTNERS ACQUISITION CORP.

(Exact Name of Each Registrant as Specified in its Charter)

Delaware	6770	82-2844431
(State or other jurisdiction of Incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification Number)

2645 N. Federal Highway, Suite 230

Delray Beach, FL 33483

(310) 734-2300

(Address, including zip code, and telephone number, including area code, of each registrant’s principal executive offices)

Richard Ackerman

Big Rock Partners Acquisition Corp.

2645 N. Federal Highway, Suite 230

Delray Beach, FL 33483

(310) 734-2300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Alan Miller, Esq. Jeffrey M. Gallant, Esq. Graubard Miller The Chrysler Building 405 Lexington Avenue New York, New York 10174 Telephone: (212) 818-8800	David S. Huntington, Esq. David A. Curtiss, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 Telephone: 212-373-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the transactions contemplated by the Merger Agreement, described in the included proxy statement / prospectus / consent solicitation statement, have been satisfied or waived.

If any of the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Security being registered (5)	Amount being Registered	Proposed Maximum Offering Price Per Security (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, par value $0.001 per share (2)	50,000,000	$35.57	$1,778,250,000.00	$194,007.08
Common Stock, par value $0.001 per share (3)	25,000,000	$35.57	$889,125,000.00	$97,003.54
Common Stock, par value $0.001 per share (4)	200,000	$35.57	$7,113,000.00	$776.03
Total			$2,674,488,000.00	$291,786.64(6)

(1)

Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the shares of common stock of Big Rock Partners Acquisition Corp. (“BRPA”) on the Capital Market of The Nasdaq Stock Market LLC on January 26, 2021, in accordance with Rule 457(f)(1) under the Securities Act of 1933, as amended.

(2)

Represents shares of common stock of BRPA, par value $0.001 per share (“Common Stock”), to be issued to the stockholders of NeuroRx, Inc. (“NeuroRx”) upon consummation of the business combination among BRPA and NeuroRx, as described in the proxy statement / prospectus / consent solicitation statement forming a part of this registration statement.

(3)

Represents shares of Common Stock to be issued to the stockholders of NeuroRx upon achievement of certain earnout conditions as described in the proxy statement / prospectus / consent solicitation statement forming a part of this registration statement.

(4)

Represents shares of Common Stock issuable to EarlyBirdCapital, Inc. (“EBC”), the representative of the underwriters of BRPA’s initial public offering, in lieu of the cash fee due to EBC upon the consummation of the business combination.

(5)

Pursuant to Rule 416(a) under the Securities Act, there are also being registered an indeterminable number of additional shares of Common Stock as may be issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions.

(6)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement / prospectus / consent solicitation statement is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement / prospectus / consent solicitation statement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION, DATED MAY 21, 2021

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

OF

BIG ROCK PARTNERS ACQUISITION CORP.

PROSPECTUS FOR UP TO 75,200,000 SHARES OF COMMON STOCK

Big Rock Partners Acquisition Corp., a Delaware corporation (“BRPA”), entered into an Agreement and Plan of Merger (as amended, and as may be further amended and/or restated from time to time, the “Merger Agreement”) on December 13, 2020, with NeuroRx, Inc., a Delaware corporation (“NeuroRx”), and Big Rock Merger Corp., a Delaware corporation and wholly-owned, direct subsidiary of BRPA (“Merger Sub”), pursuant to which Merger Sub will merge with and into NeuroRx, with NeuroRx surviving the merger (“Merger”). As a result of the Merger, and upon consummation of the Merger and the other transactions contemplated by the Merger Agreement (together with the Merger, the “Transactions”), NeuroRx will become a wholly-owned subsidiary of BRPA. In connection with the Merger, BRPA will change its name to NRX Pharmaceuticals, Inc. (“NRX Pharmaceuticals”), with stockholders of NeuroRx becoming stockholders of NRX Pharmaceuticals.

NeuroRx is a clinical-stage small molecule pharmaceutical company which develops novel therapeutics for the treatment of central nervous system disorders and life-threatening pulmonary diseases. On September 21, 2020, NeuroRx announced a commercial partnership with Relief Therapeutics Holding AG for global commercialization of RLF-100 (aviptadil acetate) (now reformulated as ZYESAMITM), an FDA Fast Track-designated, investigational, precommercial drug for COVID-19 related respiratory failure (the “NeuroRx COVID-19 Drug”). This product candidate has not yet been submitted for approval and has not yet been approved by the U.S. Food and Drug Administration (“FDA”). The partnership affords Relief Therapeutics the right to fund all formulations and clinical development of aviptadil for treatment of respiratory disease, in exchange for a predetermined share of profits. See the section titled “Business of NeuroRx — Summary of NeuroRx Material In-licensing Obligations — Aviptadil/ZYESAMI — Binding Collaboration Agreement with Relief Therapeutics — Division of Profits” for more information. NeuroRx is also developing NRX-100/101, an FDA Breakthrough Therapy-designated, investigational, precommercial drug for treating bipolar depression in patients with acute suicidal ideation and behavior (the “NeuroRx Antidepressant Drug Regimen”).

Pursuant to the Merger Agreement, the aggregate consideration payable to stockholders of NeuroRx at the effective time of the Merger (the “Effective Time”) consists of 50,000,000 shares (“Closing Consideration”) of BRPA common stock, par value $0.001 per share (“Common Stock”). In addition, the securityholders of NeuroRx (including option holders and warrant holders) who own NeuroRx securities immediately prior to the Closing will receive the contingent right to receive the Earnout Shares and Earnout Cash (each as defined below). At the Effective Time, each outstanding share of NeuroRx common stock, par value $0.001 (“NeuroRx Common Stock”), including shares of NeuroRx Common Stock resulting from the conversion of outstanding shares of NeuroRx preferred stock, par value $0.001 (each, a share of “NeuroRx Preferred Stock”) (as calculated pursuant to the NeuroRx certificate of incorporation), immediately prior to the Effective Time, will be converted into the right to receive a pro rata portion of the Closing Consideration and the contingent right to receive a pro rata portion of the Earnout Shares and Earnout Cash. Each option and warrant of NeuroRx that is outstanding and unexercised immediately prior to the Effective Time will be assumed by NRX Pharmaceuticals and will represent the right to acquire an adjusted number of shares of Common Stock at an adjusted exercise price, in each case, pursuant to the terms of the Merger Agreement.

Pursuant to the terms of the Merger Agreement, NeuroRx’s securityholders (including option holders and warrant holders) who own NeuroRx securities immediately prior to the closing of the Transactions (“Closing”) will have the contingent right to receive their pro rata portion of (i) an aggregate of 25,000,000 shares of Common Stock (“Earnout Shares”) if, prior to December 31, 2022, the NeuroRx COVID-19 Drug (i.e., ZYESAMI) receives emergency use authorization by the Food and Drug Administration (“FDA”) and NeuroRx submits and the FDA files for review a new drug application for the NeuroRx COVID-19 Drug (i.e., ZYESAMI) (the occurrence of the foregoing, the “Earnout Shares Milestone”), and (ii) an aggregate of $100,000,000 in cash (“Earnout Cash”) upon the earlier to occur of (x) FDA approval of the NeuroRx COVID-19 Drug (i.e., ZYESAMI) and the listing of the NeuroRx COVID-19 Drug in the FDA’s “Orange Book” and (y) FDA approval of the NeuroRx Antidepressant Drug Regimen (i.e., NRX-100/101) and the listing of the NeuroRx Antidepressant Drug Regimen (i.e., NRX-100/101) in the FDA’s “Orange Book,” in each case prior to December 31, 2022 (the occurrence of either of clauses (x) or (y), the “Earnout Cash Milestone”). If the Earnout Shares Milestone is achieved, the Earnout Shares will be issued within five (5) Business Days after the occurrence of the Earnout Shares Milestone. If the Earnout Cash Milestone is achieved, the Merger Agreement does not require the Earnout Cash to be delivered to NeuroRx securityholders within any specified period of time, and the board of directors of NRX Pharmaceuticals will use its good faith judgment to determine the date to pay the Earnout Cash.

Additionally, pursuant to the Merger Agreement, BRPA and EarlyBirdCapital, Inc., the representative of the underwriters of BRPA’s initial public offering (“EBC”), will enter into an amendment (“BCMA Amendment Agreement”) to the Business Combination Marketing Agreement, dated as of November 20, 2017 (“BCMA”), by and between BRPA and EBC. The BCMA Amendment Agreement will provide that, in lieu of the cash fee payable to EBC pursuant to the BCMA, BRPA will issue to EBC at the Effective Time an aggregate of 200,000 shares of Common Stock and the BCMA (as amended by the BCMA Amendment Agreement) will terminate immediately following the Effective Time.

Accordingly, this proxy statement / prospectus / consent solicitation statement covers an aggregate of 75,200,000 shares of Common Stock issuable to the securityholders of NeuroRx and to EBC as a result of the Transactions.

In connection with the Merger, on March 12, 2021 BRPA entered into subscription agreements (“Subscription Agreements”) with certain qualified institutional buyers and institutional accredited investors who are not affiliates of BRPA or NeuroRx (collectively, the “Investors”), pursuant to which BRPA will, substantially concurrently with, and contingent upon, the consummation of the Merger, issue an aggregate of 1,000,000 shares of Common Stock to the Investors at a price of $10.00 per share, for aggregate gross proceeds to BRPA of $10,000,000 (the “PIPE”).

On March 28, 2021, NeuroRx entered into a Common Stock Purchase Warrant, dated March 28, 2021, for the purchase by GEM Yield Bahamas Limited (“GEM”) of up to 1,053,738 shares of NeuroRx Common Stock at an exercise price of $15.84 per share (the “GEM Warrant”). In connection with the issuance of the GEM Warrant, GEM partially exercised the GEM Warrant to purchase 473,486 shares (the “Initial Exercised Shares”) by payment of funds to NeuroRx on March 30, 2021 of $7,500,018. In addition, GEM has indicated its intention to exercise its remaining 580,252 warrant shares immediately following the BRPA shareholder vote contemplated in this proxy statement / prospectus / consent solicitation statement. The exercise of the GEM Warrant is expected to provide $16,691,210 for NeuroRx to use in its drug development program in a manner that is non-dilutive to BRPA shareholders.

Immediately after the closing of the Merger, NeuroRx’s stockholders will hold approximately 93% of the issued and outstanding shares of Common Stock, the current BRPA public stockholders will hold approximately 2% of the issued and outstanding Common Stock, BRPA’s Sponsor, BRAC Lending Group LLC, and EarlyBirdCapital, Inc. will collectively hold approximately 3% of the issued and outstanding Common Stock, and the Investors will hold approximately 2% of the issued and outstanding Common Stock, which pro forma ownership (i) takes into effect the forfeiture, termination and cancellation of 875,000 shares of Common Stock by the Sponsor and BRAC pursuant to the Merger Agreement, and the issuance to EBC of 200,000 shares of Common Stock pursuant to the BCMA Amendment Agreement, (ii) takes into effect the exchange of each outstanding Right for one-tenth of one share of Common Stock pursuant to the terms of the Rights, (iii) assumes no holder of BRPA Public Shares exercises its conversion rights, (iv) includes the issuance of 1,000,000 shares of Common Stock to the Investors in the PIPE but does not include the effect of any other financing of BRPA or NeuroRx (including any additional shares (other than the Initial Exercised Shares already issued and therefore already included) issuable pursuant to any further exercise by GEM of the GEM Warrant) and (v) assumes the Earnout Shares Milestone is not satisfied prior to the Closing.

Proposals to approve the Merger Agreement and the other matters discussed in this proxy statement / prospectus / consent solicitation statement will be presented at the annual meeting of BRPA stockholders scheduled to be held on May 24, 2021.

BRPA’s units, Common Stock, rights, and warrants are currently listed on the Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “BRPAU,” “BRPA,” “BRPAR,” and “BRPAW,” respectively. BRPA has applied for listing, to be effective at the consummation of the Transactions, of the Closing Consideration and Earnout Shares, together with the Common Stock previously issued to BRPA stockholders (including the Common Stock underlying the units, warrants, and rights issued in BRPA’s initial public offering and simultaneous private placement) and the warrants issued in BRPA’s initial public offering and simultaneous private placement, and the Common Stock to be issued to the Investors in the PIPE and to GEM pursuant to the GEM Warrant, on Nasdaq under the proposed symbols NRXP and NRXPW, respectively. BRPA will not have units or rights traded on Nasdaq following consummation of the Transactions. It is a condition of the consummation of the Transactions that the Common Stock is approved for listing on Nasdaq (subject only to official notice of issuance thereof and round lot holder requirements), but such condition can be waived by the parties. The parties have not made a determination as to whether or not to waive this condition; any such determination would be expected to be made promptly following any delisting from Nasdaq. Accordingly, there can be no assurance such listing condition will be met and, at the time you are asked to vote on the Transactions, you will have no assurance that the Common Stock and Warrants will be listed on a national securities exchange following the completion of the business combination. See “Risk Factors — The Common Stock and Warrants may not be listed on a national securities exchange after the business combination, which could limit investors’ ability to make transactions in such securities and subject BRPA to additional trading restriction” on page 43 for more information. Following any delisting from Nasdaq, BRPA will, as promptly as practicable, issue a press release and file a current report on Form 8-K informing investors of such delisting and, if the Transactions have not been consummated, the parties’ determination as to whether or not they will waive the condition that the Common Stock be approved for listing on Nasdaq.

BRPA is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, and is therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

This proxy statement / prospectus / consent solicitation statement provides you with detailed information about the Merger Agreement, the Transactions, and other matters to be considered at the annual meeting of BRPA’s stockholders. We encourage you to carefully read this entire document. You should also carefully consider the risk factors described in the section of this proxy statement / prospectus / consent solicitation statement titled “Risk Factors.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement / prospectus / consent solicitation statement. Any representation to the contrary is a criminal offense.

This proxy statement / prospectus / consent solicitation statement is dated                 , 2021 and is first being mailed to BRPA’s stockholders on or about                 , 2021.

PRELIMINARY — SUBJECT TO COMPLETION, DATED MAY 21, 2021

BIG ROCK PARTNERS ACQUISITION CORP.

2645 N. Federal Highway, Suite 230

Delray Beach, FL

(310) 734-2300

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON MAY 24, 2021

Dear Big Rock Partners Acquisition Corp. Stockholders:

You are cordially invited to attend the annual meeting of stockholders of Big Rock Partners Acquisition Corp. (“BRPA”) at 8:30 a.m. eastern time on May 24, 2021. Due to health concerns stemming from the COVID-19 pandemic, and to support the health and well-being of our stockholders, the annual meeting will be a virtual meeting, held solely over the internet by means of a live audio webcast. You are cordially invited to attend and participate in the annual meeting by accessing the meeting web portal located at https://www.cstproxy.com/bigrockpartners.2021/.

As previously disclosed, BRPA entered into an Agreement and Plan of Merger (as amended, and as may be further amended and/or restated from time to time, the “Merger Agreement”) on December 13, 2020, with NeuroRx, Inc., a Delaware corporation (“NeuroRx”), and Big Rock Merger Corp., a Delaware corporation and wholly-owned, direct subsidiary of BRPA (“Merger Sub”), pursuant to which Merger Sub will merge with and into NeuroRx, with NeuroRx surviving the merger (“Merger”). As a result of the Merger, and upon consummation of the Merger and the other transactions contemplated by the Merger Agreement (together with the Merger, the “Transactions”), NeuroRx will become a wholly-owned subsidiary of BRPA. In connection with the Merger, BRPA will change its name to NRX Pharmaceuticals, Inc. (“NRX Pharmaceuticals”), with stockholders of NeuroRx becoming stockholders of NRX Pharmaceuticals. NeuroRx is a clinical-stage small molecule pharmaceutical company which develops novel therapeutics for the treatment of central nervous system disorders and life-threatening pulmonary diseases. On September 21, 2020, NeuroRx announced a commercial partnership with Relief Therapeutics Holding AG for global commercialization of RLF-100 (aviptadil acetate) (now reformulated as ZYESAMITM), an FDA Fast Track-designated, investigational, precommercial drug for COVID-19 related respiratory failure (the “NeuroRx COVID-19 Drug”). The partnership affords Relief Therapeutics the right to fund all formulations and clinical development of aviptadil for treatment of respiratory disease, in exchange for a predetermined share of profits. See the section titled “Business of NeuroRx — Summary of NeuroRx Material In-licensing Obligations — Aviptadil/ZYESAMI — Binding Collaboration Agreement with Relief Therapeutics — Division of Profits” for more information. NeuroRx is also developing NRX-100/101, an FDA Breakthrough Therapy-designated, investigational, precommercial drug for treating bipolar depression in patients with acute suicidal ideation and behavior (the “NeuroRx Antidepressant Drug Regimen”).

Further, in connection with the Merger, on March 12, 2021 BRPA entered into subscription agreements (“Subscription Agreements”) with certain qualified institutional buyers and institutional accredited investors who are not affiliates of BRPA or NeuroRx (collectively, the “Investors”), pursuant to which BRPA will, substantially concurrently with, and contingent upon, the consummation of the Merger, issue an aggregate of 1,000,000 shares of Common Stock to the Investors at a price of $10.00 per share, for aggregate gross proceeds to BRPA of $10,000,000 (the “PIPE”).

On March 28, 2021, NeuroRx entered into a Common Stock Purchase Warrant, dated March 28, 2021, for the purchase by GEM Yield Bahamas Limited (“GEM”) of up to 1,053,738 shares of NeuroRx Common Stock at an exercise price of $15.84 per share (the “GEM Warrant”). In connection with the issuance of the GEM Warrant, GEM partially exercised the GEM Warrant to purchase 473,486 shares (the “Initial Exercised Shares”) by payment of funds to NeuroRx on March 30, 2021 of $7,500,018. In addition, GEM has indicated its intention to exercise its remaining 580,252 warrant shares immediately following the BRPA shareholder vote contemplated in this proxy statement / prospectus / consent solicitation statement. The exercise of the GEM Warrant is expected to provide $16,691,210 for NeuroRx to use in its drug development program in a manner that is non-dilutive to BRPA shareholders.

At the annual meeting, BRPA’s stockholders will be asked to approve the business combination contemplated by the Merger Agreement and any and all other business that may properly come before the annual meeting or any continuation, postponement, or adjournment thereof, as follows:

(1)

Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve and adopt the Merger Agreement, a copy of which is attached to this proxy statement / prospectus / consent solicitation statement as Annex A, and the transactions contemplated therein, including the Merger — we refer to this proposal as the “business combination proposal”;

(2)

Proposal No. 2 — The Charter Proposals — to consider and vote upon separate proposals to approve amendments to BRPA’s amended and restated certificate of incorporation (“Charter”), which amendments will be effective following the consummation of the Transactions and will be embodied in a second amended and restated certificate of incorporation of BRPA (the “Proposed Charter”), to: (i) change the name of BRPA from “Big Rock Partners Acquisition Corp.” to “NRX Pharmaceuticals, Inc.”; (ii) increase the number of authorized shares of Common Stock from 100,000,000 shares to 500,000,000 shares; (iii) increase the authorized shares of preferred stock from 1,000,000 to 50,000,000, (iv) require an affirmative vote of holders of at least two-thirds (66 2/3%) of the voting power of all of the then outstanding shares of voting stock of NRX Pharmaceuticals following the consummation of the Transactions, voting together as a single class, to amend, alter, repeal or rescind certain provisions of the Proposed Charter relating to the authorization and issuance of preferred stock, the board of directors, stockholder actions, liability of directors, indemnification of directors and officers, forum selection and amendments to the Proposed Charter, (v) provide for the removal of directors with cause only by stockholders voting at least three-quarters (75%) of the voting power of all of the then outstanding shares of voting stock of NRX Pharmaceuticals entitled to vote at an election of directors, and (vi) remove the various provisions applicable only to special purpose acquisition companies that will no longer be applicable to BRPA after the consummation of the Transactions — we refer to these proposals as the “charter proposals.” A copy of the Proposed Charter effectuating the foregoing amendments is attached to this proxy statement / prospectus / consent solicitation statement as Annex B;

(3)

Proposal No. 3 — The Bylaws Proposal — to consider and vote upon a proposal to approve amendments to BRPA’s amended and restated bylaws (“Bylaws”), which amendments will be effective following the consummation of the Transactions and be embodied in a second amended and restated bylaws of BRPA (the “ (the “Proposed Bylaws”), including to no longer require the affirmative vote of the holders of at least 66.7% of the issued and outstanding capital stock of BRPA to amend certain provision of the Proposed Bylaws and provide that the board of directors of NRX Pharmaceuticals be expressly empowered to adopt, amend or repeal the bylaws of NRX Pharmaceuticals — we refer to this proposal as the “bylaws proposal.” A copy of the Proposed Bylaws effectuating the foregoing amendments is attached to this proxy statement / prospectus / consent solicitation statement as Annex C;

(4)

Proposal No. 4 — The Nasdaq Proposals — to consider and vote upon separate proposals, as required by the rules of the Nasdaq Stock Market, to approve (a) the issuance of an aggregate of 75,200,000 shares of Common Stock to the securityholders of NeuroRx and to EBC in the Transactions (consisting of the Closing Consideration, the Earnout Shares and the shares of Common Stock issuable pursuant to the BCMA Amendment Agreement), representing the issuance of 20% or more of the shares of Common Stock or voting power outstanding before such issuance, (b) the issuance of Common Stock to the securityholders of NeuroRx resulting in a change of control of BRPA and, (c) the issuance of an aggregate of 1,000,000 shares of Common Stock to the Investors in the PIPE, representing the issuance of 20% or more of the shares of Common Stock or voting power outstanding before such issuance at a price less than the Market Price (as defined by Nasdaq Listing Rules), all in accordance with Nasdaq Listing Rule 5635 — we refer to these proposals as the “Nasdaq proposals”;

(5)

Proposal No. 5 — The Director Proposal — to consider and vote upon a proposal to elect six (6) directors to the board of directors of BRPA to serve following the consummation of the Transactions until their successors are duly elected and qualified — we refer to this proposal as the “director proposal”;

(6)

Proposal No. 6 — The Plan Proposal — to consider and vote upon a proposal to approve the adoption of the 2021 Long-Term Incentive Equity Plan (the “2021 Plan”) — we refer to this proposal as the “plan proposal.” A copy of the 2021 Plan is attached to this proxy statement / prospectus / consent solicitation statement as Annex D; and

(7)

Proposal No. 7 — The Adjournment Proposal — to consider and vote upon a proposal to adjourn the annual meeting to a later time or times, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals or if BRPA and NeuroRx mutually determine that the Merger cannot be consummated for any reason. We refer to this proposal as the “adjournment proposal.” Because BRPA’s Charter, as amended, currently provides that it will have until May 24, 2021 to complete a business combination, any adjournment is expected to be to a later time on May 24, 2021 and not a later date.

These items of business are described in the attached proxy statement / prospectus / consent solicitation statement, which we encourage you to read in its entirety before voting. Only holders of record of Common Stock at the close of business on April 23, 2021 (the “record date”) are entitled to notice of the annual meeting and to vote and have their votes counted at the annual meeting and any adjournments or postponements of the annual meeting.

The current holders of shares of Common Stock issued prior to BRPA’s initial public offering (“insider shares”) and each officer and director of BRPA have agreed to vote all shares of Common Stock held by them in favor of the business combination proposal. The holders of insider shares, officers, directors and their affiliates have also indicated that they intend to vote their shares of Common Stock in favor of all other proposals being presented by BRPA at the annual meeting. As of the record date for the annual meeting, these holders together beneficially owned and were entitled to vote an aggregate of 2,067,500 shares of Common Stock, which currently constitutes approximately 76.9% of the outstanding shares of Common Stock. Accordingly, each of the proposals being submitted to BRPA stockholders hereunder can be approved even if every holder of outstanding shares of Common Stock sold in BRPA’s initial public offering (“Public Shares”) votes against such proposals.

After careful consideration, BRPA’s board of directors has determined that each of the proposals outlined above is fair to and in the best interests of BRPA and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the business combination proposal, “FOR” each of the charter proposals, “FOR” the bylaws proposal, “FOR” each of the Nasdaq proposals, “FOR” the election of all of the persons nominated by management for election as directors under each director proposal, “FOR” the plan proposal, and “FOR” the adjournment proposal, if presented. Consummation of the Transactions is conditioned on approval of each of (i) the business combination proposal, (ii) the charter proposals, (iii) the Nasdaq proposals, and (iv) the plan proposal, among other closing conditions described herein.

All BRPA stockholders are cordially invited to attend the annual meeting via the live webcast. To ensure your representation at the annual meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a holder of record of Common Stock, you may also cast your vote virtually at the annual meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the annual meeting and vote via the live webcast, obtain a proxy from your broker or bank.

A complete list of BRPA stockholders of record entitled to vote at the annual meeting will be available for ten days before the annual meeting at the principal executive offices of BRPA for inspection by stockholders during ordinary business hours for any purpose germane to the annual meeting.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the annual meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

By Order of the Board of Directors
/s/ Richard Ackerman
Richard Ackerman
Chairman, President and Chief Executive Officer

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. PUBLIC STOCKHOLDERS ARE NOT REQUIRED TO AFFIRMATIVELY VOTE FOR OR AGAINST THE BUSINESS COMBINATION PROPOSAL OR AT ALL OR TO BE A HOLDER OF RECORD ON THE RECORD DATE IN ORDER TO HAVE THEIR SHARES CONVERTED INTO CASH. THIS MEANS THAT ANY PUBLIC STOCKHOLDER HOLDING SHARES OF COMMON STOCK MAY EXERCISE CONVERSION RIGHTS REGARDLESS OF WHETHER THEY VOTE ON THE BUSINESS COMBINATION PROPOSAL OR IF THEY ARE A HOLDER OF RECORD ON THE RECORD DATE. TO EXERCISE CONVERSION RIGHTS, STOCKHOLDERS MUST TENDER THEIR SHARES TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY, BRPA’S TRANSFER AGENT, NO LATER THAN TEN (10) BUSINESS DAYS AFTER THE ANNUAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING CONTINENTAL STOCK TRANSFER & TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE TRANSACTIONS ARE NOT COMPLETED, THEN THESE SHARES WILL NOT BE CONVERTED INTO CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR CONVERSION RIGHTS. SEE “ANNUAL MEETING OF BRPA STOCKHOLDERS — CONVERSION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

This proxy statement / prospectus / consent solicitation statement is dated                 , 2021 and is first being mailed to BRPA’s stockholders on or about                 , 2021.

NeuroRx, Inc.

1201 North Market Street, Suite 111

Wilmington, DE 19801

NOTICE OF SOLICITATION OF WRITTEN CONSENT

To Stockholders of NeuroRx, Inc.:

Pursuant to an Agreement and Plan of Merger, dated as of December 13, 2020 (as it may be amended and/or restated from time to time, the “Merger Agreement”), by and among Big Rock Partners Acquisition Corp., a Delaware corporation (“BRPA”), Big Rock Merger Corp., a Delaware corporation and wholly-owned, direct subsidiary of BRPA (“Merger Sub”), and NeuroRx, Inc. (“NeuroRx”), Merger Sub will merge with and into NeuroRx, with NeuroRx surviving the merger as a wholly owned subsidiary of BRPA (the “Business Combination”).

The accompanying proxy statement / prospectus / consent solicitation statement is being delivered to you on behalf of the NeuroRx board of directors to request that NeuroRx stockholders as of the record date of May 6, 2021 (the “NeuroRx Record Date”) approve the adoption of the Merger Agreement and the Business Combination by executing and returning the written consent furnished with the accompanying proxy statement / prospectus / consent solicitation statement (the “NeuroRx Merger Proposal”).

The accompanying proxy statement / prospectus / consent solicitation statement describes the Merger Agreement, the Business Combination and the actions to be taken in connection with the Business Combination and provides additional information about the parties involved. Please give this information your careful attention. A copy of the Merger Agreement is attached as Annex A to the accompanying proxy statement / prospectus / consent solicitation statement.

A summary of the appraisal that may be available to you is described in “Appraisal Rights” beginning on page 286 of the accompanying proxy statement / prospectus / consent solicitation statement. Please note that if you wish to exercise appraisal rights you must not sign and return a written consent approving the adoption of the Merger Agreement and the Business Combination. However, so long as you do not return a written consent at all, it is not necessary to affirmatively vote against or disapprove the adoption of the Merger Agreement or the Business Combination. In addition, you must take all other steps necessary to perfect your appraisal rights.

The NeuroRx board of directors has considered the Business Combination and the terms of the Merger Agreement and unanimously approved and declared advisable the Merger Agreement and the Business Combination, upon the terms and conditions set forth in the Merger Agreement, and unanimously determined that the Merger Agreement and the Business Combination are in the best interests of NeuroRx and its stockholders.

Please complete, date and sign the written consent furnished with the accompanying proxy statement / prospectus / consent solicitation statement and return it promptly to NeuroRx by one of the means described in “NeuroRx’s Solicitation of Written Consents” beginning on page 97 of the accompanying proxy statement / prospectus / consent solicitation statement.

By Order of the Board of Directors,

/s/ Jonathan Javitt
Jonathan C. Javitt, MD, MPH Chairman of the Board of Directors and Chief Executive Officer

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OTHER STOCKHOLDER COMMUNICATIONS	306

LEGAL MATTERS	306

EXPERTS	307

DELIVERY OF DOCUMENTS TO STOCKHOLDERS	307

WHERE YOU CAN FIND MORE INFORMATION	307

INDEX TO FINANCIAL STATEMENTS	F-1

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BASIS OF PRESENTATION AND GLOSSARY

As used in this proxy statement / prospectus / consent solicitation statement, unless otherwise noted or the context otherwise requires, references to:

“BRAC” are to BRAC Lending Group LLC, an affiliate of EarlyBirdCapital, Inc., the representative of the underwriters of the BRPA IPO;

“BRPA IPO” are to the initial public offering by BRPA which closed on November 22, 2017;

“cGMP” are to current Good Manufacturing Practices;

“Code” are to the Internal Revenue Code of 1986, as amended;

“Common Stock” are, prior to the completion of the Transactions, to BRPA’s common stock, par value $0.001 per share, and, following completion of the Transactions, to NRX Pharmaceuticals’ common stock, par value $0.001 per share;

“DGCL” are to the Delaware General Corporation Law, as amended;

“Earnout Cash Milestone” are to the earlier occurrence, in each case prior to December 31, 2022, of (1) FDA approval of the NeuroRx COVID-19 Drug (i.e., ZYESAMI) and the listing of the NeuroRx COVID-19 Drug (i.e., ZYESAMI) in the FDA’s “Orange Book” and (2) FDA approval of the NeuroRx Antidepressant Drug Regimen (i.e., NRX-100/101) and the listing of the NeuroRx Antidepressant Drug Regimen (i.e., NRX-100/101) in the FDA’s “Orange Book”;

“Earnout Shares Milestone” are to the occurrence, prior to December 31, 2022, of (1) the NeuroRx COVID-19 Drug (i.e., ZYESAMI) receiving emergency use authorization by the FDA and (2) NeuroRx submitting and FDA filing for review a new drug application for the NeuroRx COVID-19 Drug (i.e., ZYESAMI);

“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

“Fast Track” are to a process designed to facilitate the development, and expedite the review, of drugs to treat serious conditions and fill an unmet medical need under Section 506 of the Federal Food, Drug, and Cosmetic Act;

“Founder Shares” are to the shares of Common Stock issued to the Initial Stockholders prior to the BRPA IPO;

“GAAP” are to generally accepted accounting principles historically and consistently applied in the United States and as in effect from time to time;

“Initial Stockholders” are to the Sponsor and certain officers and directors of BRPA who hold Founder Shares as of the date of this proxy statement / prospectus / consent solicitation statement;

“NeuroRx Antidepressant Drug Regimen” are to NRX-100/NRX-101, a single infusion of NRX-100 (ketamine) followed by sequential weeks of daily oral treatment with NRX-101, a proprietary, oral fixed-dose combination capsule of D-cycloserine (“DCS”) and lurasidone;

“NeuroRx Common Stock” means the common stock of NeuroRx, par value $0.001 per share;

“NeuroRx COVID-19 Drug” refers to ZYESAMI (aviptadil acetate), a reformulation of a drug previously identified as RLF-100 for the treatment of critical COVID-19 with respiratory failure (or similar);

“NeuroRx Preferred Stock” means the NeuroRx Series A Preferred Stock, NeuroRx Series B-1 Preferred Stock, NeuroRx Series B-1A Preferred Stock, and NeuroRx Series B-2 Preferred Stock;

“NeuroRx Series A Preferred Stock” means the Series A preferred stock of NeuroRx, par value $0.001 per share;

“NeuroRx Series B Preferred Stock” means, collectively, the NeuroRx Series B-1 Preferred Stock, the NeuroRx Series B-1A Preferred Stock and the NeuroRx Series B-2 Preferred Stock;

“NeuroRx Series B-1 Preferred Stock” means the Series B-1 preferred stock of NeuroRx, par value $0.001 per share;

“NeuroRx Series B-1A Preferred Stock” means the Series B-1A preferred stock of NeuroRx, par value $0.001 per share;

“NeuroRx Series B-2 Preferred Stock” means the Series B-2 preferred stock of NeuroRx, par value $0.001 per share;

“NRX Pharmaceuticals” are to NRX Pharmaceuticals, Inc., a Delaware corporation, which is the same corporate entity as BRPA following the name change occurring as part of the Transactions;

“private placement Units” are to BRPA’s Units issued to the Sponsor in a private placement simultaneously with the closing of the BRPA IPO;

“Public Shares” are to shares of Common Stock sold as part of the units in the BRPA IPO (whether they were purchased in the BRPA IPO or thereafter in the open market);

“public stockholders” are to the holders of BRPA’s Public Shares, not including the holders of Founders Shares;

“public warrants” are to BRPA’s warrants sold as part of the units in the BRPA IPO (whether they were purchased in the BRPA IPO or thereafter in the open market);

“Rights” are to the rights, each exchangeable for one-tenth of one share of Common Stock following the consummation of the Business Combination;

“SEC” are to the Securities and Exchange Commission;

“Securities Act” are to the Securities Act of 1933, as amended;

“Sponsor” are to Big Rock Partners Sponsor, LLC, a Delaware limited liability company;

“Sponsor Agreement” are to the Sponsor Agreement, to be entered into on or prior to the Closing Date by and among BRPA, the Sponsor, and BRAC; and

“Warrants” are to the warrants exercisable to purchase Common Stock;

Unless specified otherwise, amounts in this proxy statement / prospectus / consent solicitation statement are presented in U.S. dollars.

Defined terms in the financial statements contained in this proxy statement / prospectus / consent solicitation statement have the meanings ascribed to them in the financial statements.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

BRPA, NeuroRx and their respective subsidiaries own or have rights to, and NRX Pharmaceuticals will own or have rights to, trademarks, trade names and service marks, including ZYESAMI and RLF-100, that they use in connection with the operation of their business. In addition, their names, logos and website names and addresses are their trademarks or service marks. Other trademarks, trade names and service marks appearing in this proxy statement / prospectus / consent solicitation statement are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement / prospectus / consent solicitation statement are listed without the applicable ®, ™ and SM symbols, but they will assert, to the fullest extent under applicable law, their rights to these trademarks, trade names and service marks.

SUMMARY OF THE MATERIAL TERMS OF THE TRANSACTIONS

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The parties to the Merger Agreement are BRPA, NeuroRx and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will merge with and into NeuroRx, with NeuroRx surviving as a wholly-owned subsidiary of BRPA. See the section titled “The Merger Agreement” for more information.

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NeuroRx is a clinical-stage small molecule pharmaceutical company which develops novel therapeutics for the treatment of central nervous system disorders and life-threatening pulmonary diseases. On September 21, 2020, NeuroRx announced a commercial partnership with Relief Therapeutics Holding AG for global commercialization of the NeuroRx COVID-19 Drug. The partnership affords Relief Therapeutics the right to fund all formulations and clinical development of aviptadil for treatment of respiratory disease, in exchange for a predetermined share of profits. NeuroRx is also developing the NeuroRx Antidepressant Drug Regimen, an FDA Breakthrough Therapy-designated, investigational, precommercial drug for treating bipolar depression in patients with acute suicidal ideation and behavior.

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The BRPA Board determined that the valuation of NeuroRx should correspond to the valuation of its two product candidates, the NeuroRx COVID-19 Drug and the NeuroRx Antidepressant Drug Regimen. To value the NeuroRx COVID-19 Drug, the BRPA Board gave considerable weight to the valuation of Relief Therapeutics, which is traded on the Swiss stock market. Based on the valuation of Relief Therapeutics, the BRPA Board determined that the valuation of the NeuroRx COVID-19 Drug would be $500 million at the Closing, before satisfaction of the Earnout Milestones. The BRPA Board believed that the NeuroRx Antidepressant Drug Regimen may add additional value to the post-business combination company. Accordingly, pursuant to the Merger Agreement, the aggregate consideration payable to stockholders of NeuroRx at the Effective Time consists of an aggregate of 50,000,000 shares of newly issued Common Stock. In addition, the NeuroRx securityholders (including option holders and warrant holders) who own NeuroRx securities immediately prior to the Closing will receive the contingent right to receive their pro rata portion of (i) an aggregate of 25,000,000 shares of Common Stock (the “Earnout Shares”) if the Earnout Shares Milestone is met prior to December 31, 2022, and (ii) an aggregate of $100,000,000 in cash (the “Earnout Cash”) if the Earnout Cash Milestone is met prior to December 31, 2022. At the Effective Time, each outstanding share of NeuroRx Common Stock (including shares of NeuroRx Common Stock resulting from the conversion of NeuroRx Preferred Stock immediately prior to the Effective Time) will be converted into the right to receive a pro rata portion of the Closing Consideration and the contingent right to receive a pro rata portion of the Earnout Shares and Earnout Cash (collectively, the “Merger Consideration”). Each option and warrant of NeuroRx that is outstanding and unexercised immediately prior to the Effective Time will be assumed by BRPA and will represent the right to acquire an adjusted number of shares of Common Stock at an adjusted exercise price, in each case, pursuant to the terms of the Merger Agreement. See the section titled “The Business Combination Proposal — Structure of the Transactions” for more information.

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Immediately after the Closing, NeuroRx’s stockholders will hold approximately 93% of the issued and outstanding Common Stock, the current public stockholders of BRPA will hold approximately 2% of the issued and outstanding Common Stock, the Sponsor, BRAC, and EBC will collectively hold approximately 3% of the issued and outstanding Common Stock, and the Investors will hold approximately 2% of the issued and outstanding Common Stock, which pro forma ownership (i) takes into effect the forfeiture, termination and cancellation of 875,000 shares of Common Stock by the Sponsor and BRAC pursuant to the Merger Agreement, and the issuance to EBC of 200,000 shares of Common Stock pursuant to the BCMA Amendment Agreement, (ii) takes into effect the exchange of each outstanding Right for one-tenth of one share of Common Stock pursuant to the terms of the Rights, (iii) assumes no holder of BRPA Public Shares exercises its conversion rights, (iv) includes the issuance of 1,000,000 shares of Common Stock to the Investors in the PIPE but does not include the effect of any other financing of BRPA or NeuroRx (including any additional shares (other than the Initial Exercised Shares already issued and therefore already included) issuable pursuant to any further exercise by GEM of the GEM Warrant) and (v) assumes the Earnout Shares Milestone is not satisfied immediately prior to the Closing. See the section titled “The Business Combination Proposal — Structure of the Transactions” for more information.

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The Merger Agreement provides that either BRPA or NeuroRx may terminate the Merger Agreement if the Transactions are not consummated on or before May 24, 2021, provided that such right to terminate the

Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the primary cause of, or primarily resulted in, the failure of the closing to occur on or before such date. Additionally, the Merger Agreement may be terminated, among other reasons, by either BRPA or NeuroRx upon material breach of the other party if not cured within the time period specified within the Merger Agreement, or by written notice from NeuroRx prior to obtaining the NeuroRx Stockholder Approval in order to enter into a definitive agreement with respect to a Superior Proposal (as defined herein), if NeuroRx’s board of directors determines in good faith, in consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law. If NeuroRx terminates the Merger Agreement in order to enter into another definitive agreement with respect to such Superior Proposal, NeuroRx is obligated to pay to BRPA a termination fee in the amount of $10,000,000 within three (3) business days of such termination. See the section titled “The Merger Agreement — Termination” for more information.

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In connection with the Merger, on March 12, 2021 BRPA entered into Subscription Agreements with the Investors, pursuant to which BRPA will, substantially concurrently with and contingent upon the consummation of the Merger, issue an aggregate of 1,000,000 shares of Common Stock to the Investors at a price of $10.00 per share, for aggregate gross proceeds to BRPA of $10,000,000. See the sections titled “The Business Combination Proposal – Ancillary Agreements” and “The Nasdaq Proposals” for more information.

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On March 28, 2021, NeuroRx entered into the GEM Warrant, for the purchase by GEM of up to 1,053,738 shares of NeuroRx Common Stock at an exercise price of $15.84 per share. In connection with the issuance of the GEM Warrant, GEM partially exercised the GEM Warrant to purchase 473,486 shares by payment of funds to NeuroRx on March 30, 2021 of $7,500,018. In addition, GEM has indicated its intention to exercise its remaining 580,252 warrant shares immediately following the BRPA shareholder vote contemplated in this proxy statement / prospectus / consent solicitation statement. The exercise of the GEM Warrant is expected to provide $16,691,210 for NeuroRx to use in its drug development program in a manner that is non-dilutive to BRPA shareholders. See the section titled “The Business Combination Proposal—Structure of the Transactions—GEM Share Subscription Facility and Warrant.”

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In addition to voting on the business combination proposal, the stockholders of BRPA will vote on the charter proposals, the bylaws proposal, the Nasdaq proposals, the director proposal, the plan proposal and, if necessary, the adjournment proposal. See the sections titled “The Charter Proposals,” “The Bylaws Proposal,” “The Nasdaq Proposals,” “The Director Proposal,” ”The Plan Proposal” and ”The Adjournment Proposal.”

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Upon the completion of the Transactions, the current directors of BRPA will resign from such positions and, pursuant to the terms of the Merger Agreement, BRPA has agreed to nominate the following persons to serve as the initial directors of NRX Pharmaceuticals upon the consummation of the Transactions: Jonathan C. Javitt (NeuroRx’s founder, Chairman and Chief Executive Officer, who will serve as Chairman of the Board of directors following consummation of the Transactions), Daniel E. Troy, Patrick Flynn, Aaron Gorovitz, Hon. Sherry Glied and Chaim Hurvitz, each current directors of NeuroRx (collectively, the “director nominees”). See the section titled “The Director Proposal” for more information.

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Upon the completion of the Transactions, the current officers of BRPA will resign from such positions and the executive officers of NRX Pharmaceuticals following the consummation of the Transactions will include Jonathan C. Javitt as Chief Executive Officer, William Fricker as Chief Financial Officer and Treasurer, Robert Besthof as Chief Commercial and Patient Officer and Head of Operations, and Alessandra Daigneault as General Counsel and Secretary, as further described under “The Director Proposal — Director Nominees” and “Management of NeuroRx— Executive Officers and Directors.”

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Pursuant to the Merger Agreement, stockholders of NeuroRx holding an aggregate of approximately 63% of NeuroRx’s outstanding common stock will enter into a lock-up agreement with BRPA with respect to the Closing Consideration issuable to them in the Transactions. The Merger Agreement provides that such shares of Common Stock will be subject to transfer restrictions until the earlier of (a) the six-month anniversary of the Closing, (b) with respect to 50% of the shares of Common Stock issued to such persons, the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing, and (c) the date after the Closing on which

BRPA consummates a liquidation, merger, stock exchange or other similar transaction which results in all of BRPA’s stockholders having the right to exchange their Common Stock for cash, securities or other property. See “The Business Combination Proposal — Ancillary Agreements.”

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On or prior to the Closing Date, BRPA will enter into an agreement (the “Sponsor Agreement”) with the Sponsor and BRAC providing that (a) the Sponsor and BRAC will forfeit, and BRPA will terminate and cancel: (x) an aggregate of 875,000 shares of Common Stock and (y) one share of Common Stock for each Public Share validly redeemed by public stockholders in connection with the business combination proposal, up to a maximum of 300,000 shares of Common Stock (clauses (x) and (y), collectively, the “Forfeited Shares”), and (b) 125,000 shares of Common Stock owned by the Sponsor will be subject to escrow (the “Sponsor Earnout Shares”), which Sponsor Earnout Shares will either be released from escrow to the Sponsor upon the achievement of the Earnout Shares Milestone or terminated and canceled by BRPA on December 31, 2022, in the event that the Earnout Shares Milestone is not achieved. See “The Business Combination Proposal — Ancillary Agreements.”

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On or prior to the Closing Date, BRPA, the Sponsor, BRAC, Graubard Miller, the Initial Stockholders and Continental Stock Transfer & Trust Company (“Continental”) will enter into an amendment to the existing stock escrow agreement (the “Stock Escrow Amendment”) providing: (a) for the forfeiture and cancellation of the Forfeited Shares, (b) that the Sponsor Earnout Shares will be subject to escrow pursuant to the Sponsor Agreement and in accordance with the terms of the Merger Agreement, (c) that the 40,000 shares of Common Stock held by Graubard Miller will be released from escrow and (d) that all remaining shares of Common Stock held in escrow thereunder will be released from escrow on the earlier of (i) the six-month anniversary of the Closing, (ii) with respect to 50% of the shares of Common Stock, the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing, and (iii) the date after the Closing on which BRPA consummates a liquidation, merger, stock exchange or other similar transaction which results in all of BRPA’s stockholders having the right to exchange their Common Stock for cash, securities or other property. See “The Business Combination Proposal — Ancillary Agreements.”

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On or prior to the Closing Date, BRPA, the Sponsor and BRPA’s lenders will enter into an omnibus amendment to each outstanding promissory note or other borrowing with BRPA as the maker providing that the outstanding principal and accrued unpaid interest pursuant to such promissory notes, after any repayments permitted pursuant to the terms of the Merger Agreement, will be converted into convertible notes of NRX Pharmaceuticals with an aggregate principal amount of no more than $2,708,213.36, which bear interest at three percent (3%) per annum, and may be converted from time to time, at the holder’s option, into shares of Common Stock at a price of $10.00 per share, and which mature on the date that is twenty-four (24) months after the date of Closing. See “The Business Combination Proposal — Ancillary Agreements.”

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On or prior to the Closing Date, BRPA, NeuroRx, certain BRPA stockholders and certain NeuroRx stockholders will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which they will be granted certain rights to have registered, in certain circumstances, the resale under the Securities Act, of their securities of BRPA, subject to certain conditions set forth therein. See “The Business Combination Proposal — Ancillary Agreements.”

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In November 2020, BRPA received a notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC stating that, as of November 20, 2020, BRPA was not in compliance with Listing Rule IM-5101-2, which requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of the registration statement filed in connection with its initial public offering, among other rules. In January 2021, BRPA attended a hearing before the Nasdaq Hearings Panel and requested an extension through May 24, 2021 to regain compliance with the Nasdaq listing rules. On January 15, 2021, BRPA received notice from Nasdaq that Nasdaq had granted BRPA’s request to continue its listing on Nasdaq through May 24, 2021. Nasdaq’s decision is subject to certain conditions, including that BRPA will have completed the Merger with NeuroRx on or before such date and that NRX Pharmaceuticals will have demonstrated compliance with all requirements for initial listing on Nasdaq. BRPA has applied for initial listing of NRX Pharmaceuticals’ Common Stock and Warrants following consummation of the Transactions, which is a condition to the consummation of the Merger. The parties have not made a determination as to whether or not to waive this condition; any such determination would be expected to be made promptly following any delisting from Nasdaq. While BRPA expects Nasdaq to approve the initial listing of its securities and expects to complete the Merger by May 24, 2021, there can be no assurance that it will be able to do so. Further, BRPA may not receive official notice of approval from Nasdaq prior to the annual meeting and, accordingly, BRPA stockholders may be asked to approve the Transactions without knowing whether their securities will remain listed on Nasdaq. See “Risk Factors—Risks Related to the Business Combination—BRPA’s securities may be delisted prior to the consummation of the business combination” and “Risk Factors—The Common Stock and Warrants may not be listed on a national securities exchange after the business combination, which could limit investors’ ability to make transactions in such securities and subject BRPA to additional trading restriction.”

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

Q. Why am I receiving this proxy statement / prospectus / consent solicitation statement?

A. BRPA and NeuroRx have agreed to a business combination under the terms of the Merger Agreement that is described in this proxy statement / prospectus / consent solicitation statement. A copy of the Merger Agreement is attached to this proxy statement / prospectus / consent solicitation statement as Annex A, and BRPA and NeuroRx encourage their respective stockholders to read it in its entirety.

BRPA’s stockholders are being asked to consider and vote upon the matters to be considered at the annual meeting, which consist of the business combination proposal, the charter proposals, the bylaws proposal, the Nasdaq proposals, the director proposal, the plan proposal and, if necessary, the adjournment proposal:

•  The Business Combination Proposal — a proposal to approve and adopt the Merger Agreement, a copy of which is attached to this proxy statement / prospectus / consent solicitation statement as Annex A, and the transactions contemplated therein, including the Merger. See the section of this proxy statement / prospectus / consent solicitation statement titled “The Business Combination Proposal.”

•  The Charter Proposals — a series of proposals to approve amendments to the Charter, which amendments will be effective following the consummation of the Transactions and are embodied in the Proposed Charter, to: (i) change the name of BRPA from “Big Rock Partners Acquisition Corp.” to “NRX Pharmaceuticals, Inc.”; (ii) increase the number of authorized shares of Common Stock from 100,000,000 shares to 500,000,000 shares; (iii) increase the number of authorized shares of preferred stock from 1,000,000 shares to 50,000,000 shares; (iv) require an affirmative vote of holders of at least two-thirds (66-2/3%) of the voting power of all of the then outstanding shares of NRX Pharmaceuticals, voting together as a single class, to amend, alter, repeal or rescind certain provisions of the Proposed Charter relating to the authorization and issuance of preferred stock, the board of directors, stockholder actions, liability of directors, indemnification of directors and officers, forum selection and amendments to the Proposed Charter, (v) provide for the removal of directors with cause only by stockholders voting at least three-quarters (75%) of the voting power of all of the then outstanding shares of voting stock of NRX Pharmaceuticals entitled to vote at an election of directors, and (vi) remove the various provisions applicable only to special purpose acquisition companies that will no longer be applicable to BRPA after the consummation of the Transactions. A copy of the Proposed Charter is attached hereto as Annex B. See the section of this proxy statement / prospectus / consent solicitation statement titled “The Charter Proposals.”

•  The Bylaws Proposal — a proposal to approve amendments to the Bylaws, which amendments will be effective following the consummation of the Transactions and are embodied in the Proposed Bylaws, including to no longer require the affirmative vote of the holders of at least 66.7% of the issued and outstanding capital stock of BRPA to amend certain provision of the Proposed Bylaws and provide that the board of directors of NRX Pharmaceuticals be expressly empowered to adopt, amend or repeal the bylaws of NRX Pharmaceuticals. A copy of the Proposed Bylaws effectuating the foregoing amendments is attached to this proxy statement / prospectus / consent solicitation statement as Annex C. See the section of this proxy statement / prospectus / consent solicitation statement titled “The Bylaws Proposal.”

•  The Nasdaq Proposals — a series of proposals to approve (a) the issuance of an aggregate of 75,200,000 shares of Common Stock to the securityholders of NeuroRx and to EBC in the Transactions (consisting of the Closing Consideration, the Earnout Shares and the shares of Common Stock issuable pursuant to the BCMA Amendment Agreement) representing the issuance of 20% or more of the shares of Common Stock or voting power outstanding before such issuance, (b) the issuance of Common Stock to the securityholders of NeuroRx resulting in a change of control of BRPA, and (c) the issuance of an aggregate of 1,000,000 shares of Common Stock to the Investors in the PIPE, representing the issuance of 20% or more of the shares of Common Stock or voting power outstanding before such issuance at a price less than the Market Price (as defined by Nasdaq Listing Rules), all in accordance with Nasdaq Listing Rule 5635. See the section of this proxy statement / prospectus / consent solicitation statement titled “The Nasdaq Proposals.”

•  The Director Proposal — a proposal to elect six (6) directors to the board of directors of BRPA to serve following the consummation of the Transactions and until their successors are duly elected and qualified. See the section of this proxy statement / prospectus / consent solicitation statement titled “The Director Proposal.”

•  The Plan Proposal — a proposal to approve the adoption of the 2021 Plan. A copy of the 2021 Plan is attached hereto as Annex D. See the section of this proxy statement / prospectus / consent solicitation statement titled “The Plan Proposal.”

•  The Adjournment Proposal — a proposal to adjourn the annual meeting to a later time or times, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals or if BRPA and NeuroRx mutually determine that the Merger cannot be consummated for any reason. See the section of this proxy statement / prospectus / consent solicitation statement titled “The Adjournment Proposal.”

BRPA will hold the annual meeting of its stockholders to consider and vote upon the foregoing proposals. The vote of BRPA stockholders is important. BRPA stockholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement / prospectus / consent solicitation statement.

Consummation of the Transactions is conditioned on approval of each of (i) the business combination proposal, (ii) the charter proposals, (iii) the Nasdaq Proposals and (iv) the plan proposal, among other closing conditions described herein.

NeuroRx is also providing these consent solicitation materials to the holders of NeuroRx Common Stock and NeuroRx Preferred Stock in order to approve the adoption of the Merger Agreement and approve the Merger and the other Transactions contemplated by the Merger Agreement by executing and returning the written consent furnished with the accompanying proxy statement / prospectus / consent solicitation statement.

Stockholders of NeuroRx are entitled to sign and return the NeuroRx written consent to adopt the Merger Agreement and approve the Merger and the other Transactions contemplated by the Merger Agreement. This document serves as a consent solicitation statement of NeuroRx used to solicit the written consent of NeuroRx stockholders.

Q. Why is BRPA proposing the business combination?

A. BRPA was organized to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities.

On November 22, 2017, BRPA consummated its initial public offering of 6,000,000 units (“Units”), each Unit consisting of one share of Common Stock, one right (“Right”) entitling the holder thereof to receive one-tenth (1/10) of one share of Common Stock upon the consummation of an initial business combination, and one-half of one warrant (“Warrant”), each whole Warrant exercisable to purchase one share of Common Stock at an exercise price of $11.50 per share. On November 28, 2017, the underwriters of BRPA’s initial public offering exercised their over-allotment option in full and on November 28, 2017, BRPA consummated the sale of an additional 900,000 Units. Simultaneously with the closing of the initial public offering and the over-allotment option, BRPA consummated the private placement of an aggregate of 272,500 Units. A total of $69,000,000 of the net proceeds from the initial public offering and private placement was deposited in a trust account established for the benefit of BRPA’s public stockholders. Since the completion of the initial public offering, BRPA’s activity has been limited to the evaluation of business combination candidates.

Like most blank check companies, BRPA’s Charter provided for the return of the proceeds of BRPA’s initial public offering held in the trust account to the holders of Public Shares if there was no qualifying business combination(s) consummated on or before a certain date (in BRPA’s case, May 22, 2019).

BRPA was unable to complete its initial business combination by the May 22, 2019 deadline. As a result, BRPA sought a series of amendments to the Charter to extend the time within which BRPA would have to complete its initial business combination. Accordingly, BRPA’s Charter, as amended, currently provides that it will have until May 24, 2021 to complete a business combination. In connection with these amendments, BRPA offered public stockholders the right to have their Public Shares converted into a pro rata portion of the trust account. Accordingly, as of the record date, BRPA has approximately $6.0 million of cash in the trust account.

NeuroRx is a clinical-stage small molecule pharmaceutical company which develops novel therapeutics for the treatment of central nervous system disorders and life-threatening pulmonary diseases. On September 21, 2020, NeuroRx announced a commercial partnership with Relief Therapeutics Holding AG for global commercialization of the NeuroRx COVID-19 Drug. The partnership affords Relief Therapeutics the right to fund all formulations and clinical development of aviptadil for treatment of respiratory disease, in exchange for a predetermined share of profits. NeuroRx is also developing the NeuroRx Antidepressant Drug Regimen. Based on its due diligence investigations of NeuroRx, including the financial and other information provided by NeuroRx in the course of their negotiations, BRPA believes that a business combination with NeuroRx will provide several significant benefits to both BRPA and NeuroRx. However, there is no assurance of this. See the section of this proxy statement / prospectus / consent solicitation statement titled “The Business Combination Proposal — BRPA’s Board of Directors’ Reasons for Approval of the Transactions.”

Q. I hold BRPA Warrants. Why am I receiving this proxy statement / prospectus / consent solicitation statement?

A. As a holder of Warrants, upon consummation of the Transactions, you will be entitled to purchase one share of Common Stock at a purchase price of $11.50 per share. This proxy statement / prospectus / consent solicitation statement includes important information about NeuroRx and the business of BRPA and NeuroRx following consummation of the Transactions. Since holders of Warrants may exercise these Warrants and become holders of Common Stock after the consummation of the Transactions, we urge you to read the information contained in this proxy statement / prospectus / consent solicitation statement carefully.

Q. I hold BRPA Rights. Why am I receiving this proxy statement / prospectus / consent solicitation statement?

A. Each outstanding Right will be exchanged for one-tenth of one share of Common Stock upon consummation of the Transactions. This proxy statement / prospectus / consent solicitation statement includes important information about NeuroRx and the business of BRPA and NeuroRx following consummation of the Transactions. Since holders of Rights will become holders of Common Stock after the consummation of the Transactions, we urge you to read the information contained in this proxy statement / prospectus / consent solicitation statement carefully.

Q. I am a BRPA stockholder. Do I have conversion rights?

A. If you are a holder of Public Shares, you have the right to demand that BRPA convert such shares into cash notwithstanding whether you vote for or against the business combination proposal or do not vote at all or whether you are a stockholder of record on the record date. We sometimes refer to these rights to demand conversion of the Public Shares into a pro rata portion of the cash held in BRPA’s trust account as “conversion rights.”

Under the Charter, the Transactions may only be consummated if BRPA has at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) under the Exchange Act). If the exercise by public stockholders of their conversion rights would cause BRPA to fail to meet this net tangible assets test, then the Transactions would not be consummated. This condition to closing cannot be waived by BRPA or NeuroRx. Assuming the PIPE is consummated substantially simultaneously with the consummation of the Merger, BRPA is expected to meet the net tangible assets test even if all public stockholders exercise their conversion rights. See NeuroRx’s pro forma combined financial information included elsewhere in this proxy statement / prospectus / consent solicitation statement.

Q. How do I exercise my conversion rights as a BRPA stockholder?

A. If you are a holder of Public Shares and wish to exercise your conversion rights, you must demand that BRPA convert your shares to cash and deliver your shares to BRPA’s transfer agent physically or electronically using Depository Trust Company’s DWAC (Deposit Withdrawal at Custodian) System no later than ten business days after the vote at the meeting. Any holder of Public Shares will be entitled to demand that his, her, or its shares be converted for a full pro rata portion of the amount then in the trust account (which was approximately $6.0 million, or approximately $10.80 per share, as of April 23, 2021, the record date), regardless of whether such holder votes in connection with the business combination proposal or is a holder of record on the record date. Such amount, less any owed but unpaid taxes on the funds in the trust account, will be paid promptly after consummation of the Transactions.

Any request for conversion, once made by a holder of Public Shares, may be withdrawn at any time up to ten business days after the annual meeting. If you deliver your shares for conversion to BRPA’s transfer agent and later decide within the ten business days after the meeting not to elect conversion, you may request that BRPA’s transfer agent return the shares (physically or electronically). You may make such request by contacting BRPA’s transfer agent at the address listed at the end of this section.

If a holder of Public Shares properly demands conversion as described above, then, if the Transactions are consummated, BRPA will convert these shares into a pro rata portion of funds deposited in the trust account. If you exercise your conversion rights, then you will be exchanging your Common Stock for cash and will no longer be a common stockholder of BRPA upon consummation of the Transactions.

If you are a holder of Public Shares and you exercise your conversion rights, it will not result in the loss of any Warrants or Rights that you may hold.

Q. What happens to the funds deposited in the trust account after consummation of the Transactions?

A. After consummation of the Transactions, the funds then held in the trust account will be released and distributed as follows: (i) first, to pay holders of the Public Shares who exercise conversion rights, (ii) second, to pay tax obligations that BRPA incurred prior to Closing, (iii) third, to repay certain transaction expenses of BRPA and NeuroRx, (iv) fourth, to reimburse expenses paid by directors, officers and stockholders of BRPA, (v) fifth, to repay certain loans made to BRPA if the amount of available funds after payment to converting stockholders exceeds $5,000,001, and (vi) sixth, to NRX Pharmaceuticals the remaining balance of the assets in the trust account, if any, after payment of the amounts required under the foregoing clauses (i) — (v). Additionally, NRX Pharmaceuticals will receive the net proceeds of the PIPE and any other financing of BRPA or for the benefit of BRPA.

Q. What happens if a substantial number of public stockholders vote in favor of the business combination proposal and exercise their conversion rights?

A. BRPA’s public stockholders may vote in favor of the business combination and still exercise their conversion rights. Accordingly, the business combination may be consummated even though the funds available from the trust account and the number of public stockholders are substantially reduced as a result of conversions by public stockholders. With fewer Public Shares and public stockholders, the trading market for the Common Stock after the Transactions may be less liquid than the market for the Common Stock was prior to the Transactions and BRPA may not be able to meet Nasdaq’s listing standards. In addition, with fewer funds available from the trust account, the working capital infusion from the trust account into NeuroRx’s business will be reduced. See “Risk Factors” for more details.

Q. What happens if the Transactions are not consummated?

A. If BRPA does not complete the Transactions with NeuroRx or consummate another business combination by May 24, 2021, it will trigger BRPA’s automatic winding up, dissolution and liquidation pursuant to the terms of the Charter. There is no limit on the number of extensions of time to complete a business combination that BRPA may take (although NeuroRx would have the right to terminate the Merger Agreement if the Transactions are not consummated on or before May 24, 2021).

At the BRPA stockholder meeting held on December 18, 2020, BRPA’s stockholders approved an early termination proposal. Accordingly, if BRPA does not complete the Transactions with NeuroRx or another business combination by May 24, 2021 and does not wish to seek an additional extension, the board of directors will be able to determine in its sole discretion to cease efforts to consummate an initial business combination and to instead proceed to redeem 100% of the outstanding Public Shares and liquidate and dissolve BRPA.

Q. Do I have appraisal’s rights if I object to the proposed Transactions?

A. BRPA stockholders, warrant holders, and right holders do not have appraisal rights in connection with the Transactions under the General Corporation Law of the State of Delaware (“DGCL”).

The NeuroRx stockholders are entitled to appraisal rights in connection with the Merger under the DGCL. For more information about such rights, see the section titled “Appraisal Rights.”

Q. When do you expect the Transactions to be completed?

A. It is currently anticipated that the Transactions will be consummated promptly following the completion of the annual meeting, which is scheduled for May 24, 2021, and any postponements or adjournments thereof. For a description of the conditions for the completion of the Transactions, see the section of this proxy statement / prospectus / consent solicitation statement titled “The Merger Agreement — Conditions to Closing.”

Q. Why is BRPA proposing the Nasdaq proposals?

A. BRPA is seeking stockholder approval of a series of proposals, as required by the rules of the Nasdaq Stock Market, to approve (a) the issuance of an aggregate of 75,200,000 shares of Common Stock to the securityholders of NeuroRx and to EBC in the Transactions (consisting of the Closing Consideration, the Earnout Shares and the shares of Common Stock issuable pursuant to the BCMA Amendment Agreement), representing the issuance of 20% or more of the shares of Common Stock or voting power outstanding before such issuance, (b) the issuance of Common Stock to the securityholders of NeuroRx resulting in a change of control of BRPA and, (c) the issuance of an aggregate of 1,000,000 shares of Common Stock to the Investors in the PIPE, representing the issuance of 20% or more of the shares of Common Stock or voting power outstanding before such issuance at a price less than the Market Price (as defined by Nasdaq Listing Rules), all in order to comply with Nasdaq Listing Rule 5635. See “The Nasdaq Proposals” for more information.

Q. What do I need to do now?

A. BRPA and NeuroRx urge you to read carefully and consider the information contained in this proxy statement / prospectus / consent solicitation statement, including the annexes, and to consider how the Transactions will affect you as a holder of Common Stock, Rights, and/or Warrants of BRPA or as a securityholder of NeuroRx, as applicable.

If you are a BRPA stockholder, you should then vote as soon as possible in accordance with the instructions provided in this proxy statement / prospectus / consent solicitation statement and on the enclosed proxy card.

If you are a NeuroRx stockholder, you should execute and return your written consent to NeuroRx as soon as possible in accordance with the instructions provided herewith.

Q. I am a BRPA stockholder. How do I vote my shares of Common Stock?

A. If you are a holder of record of shares of Common Stock on the record date, you may vote virtually via the live audio webcast of the annual meeting or by submitting a proxy for the annual meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the meeting and vote during the webcast, obtain a proxy from your broker, bank or nominee.

Q. If my shares of Common Stock are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A. Your broker, bank or nominee can vote your shares without receiving your instructions on “routine” proposals only. Your broker, bank or nominee cannot vote your shares with respect to “non-routine” proposals unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.

The adjournment proposal and the charter proposal to change the name of BRPA from “Big Rock Partners Acquisition Corp.” to “NRX Pharmaceuticals, Inc.” are each considered a routine proposal. Accordingly, your broker, bank or nominee may vote your shares with respect to such proposals without receiving voting instructions.

The business combination proposal, each other charter proposal, the bylaws proposal, each of the Nasdaq proposals and the director proposal are non-routine proposals. Accordingly, your broker, bank or nominee may not vote your shares with respect to these proposals unless you provide voting instructions.

Q. I am a BRPA stockholder. May I change my vote after I have mailed my signed proxy card or given instructions to my broker, bank or other nominee?

A. Yes. Stockholders of record may send a later-dated, signed proxy card to BRPA’s secretary at the address set forth below so that it is received prior to the vote at the annual meeting or attend the annual meeting and vote during the live audio webcast. Stockholders of record also may revoke their proxy by sending a notice of revocation to BRPA’s secretary, which must be received by BRPA’s secretary prior to the vote at the annual meeting. Stockholders who hold their shares in “street name” must follow the instructions provided by their broker, bank or other nominee in order to change or revoke their voting instructions.

Q. I am a BRPA stockholder. When and where will the annual meeting take place?

A. The annual meeting will be held on May 24, 2021, at 8:30 a.m. eastern time, solely over the internet by means of a live audio webcast. You may attend and participate in the annual meeting webcast by accessing the meeting web portal located at https://www.cstproxy.com/bigrockpartners.2021/ and following the instructions set forth below. Stockholders participating in the annual meeting will be able to listen only and will not be able to speak during the annual meeting webcast. However, in order to maintain the interactive nature of the annual meeting, virtual attendees will be able to:

•  vote via the meeting web portal during the annual meeting webcast; and

•  submit questions to BRPA’s directors and officers during the annual meeting via the web portal.

Q. I am a BRPA stockholder. How do I attend the annual meeting in person?

A. Due to health concerns stemming from the COVID-19 pandemic, and to support the health and well-being of our stockholders, the annual meeting will be a virtual meeting. Any stockholder wishing to attend the annual meeting through the meeting web portal must register in advance. To register for and attend the annual meeting, please follow these instructions as applicable to the nature of your ownership of Common Stock:

•  Shares Held of Record. If you are a record holder, and you wish to attend the virtual annual meeting, go to https://www.cstproxy.com/bigrockpartners.2021/, enter the control number you received on your proxy card or notice of the meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Immediately prior to the start of the annual meeting, you will need to log back into the meeting site using your control number. You must register before the meeting starts.

•  Shares Held in Street Name. If you hold your shares in “street” name, which means your shares are held of record by a broker, bank or nominee, and you who wish to attend the virtual annual meeting, you must obtain a legal proxy from the stockholder of record and e-mail a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com. Holders should contact their bank, broker or other nominee for instructions regarding obtaining a proxy. Holders who e-mail a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the annual meeting. You will receive an e-mail prior to the meeting with a link and instructions for entering the annual meeting. “Street” name holders should contact Continental Stock Transfer on or before May 20, 2021.

Q. I am a BRPA securityholder. What happens if I fail to take any action with respect to the annual meeting?

A. If you are a BRPA securityholder and you fail to take any action with respect to the annual meeting and the Transactions are approved by BRPA’s stockholders and consummated, you will continue to hold shares of Common Stock and/or Warrants of BRPA and any Rights you hold will automatically be exchanged for shares of Common Stock in accordance with their terms. As a corollary, failure to deliver your stock certificate(s) to BRPA’s transfer agent (either physically or electronically) no later than ten (10) business days after the annual meeting means you will not have any right in connection with the Transactions to exchange your shares for a pro rata share of the funds held in BRPA’s trust account. If you fail to take any action with respect to the meeting and the Transactions are not approved, you will continue to be a securityholder of BRPA.

Q. I am a BRPA securityholder. What should I do with my Common Stock, Warrant, or Rights certificates?

A. Holders of BRPA Warrants and Rights, and those holders of Common Stock who do not wish to exercise their conversion rights do not need to submit their certificates. BRPA public stockholders who exercise their conversion rights must deliver their Common Stock certificates to BRPA’s transfer agent (either physically or electronically) no later than ten (10) business days after the annual meeting in order to properly demand conversion rights.

Q. I am a BRPA stockholder. What should I do if I receive more than one set of voting materials?

A. BRPA stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement / prospectus / consent solicitation statement. For example, if you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. If you hold your shares in more than one brokerage account, you will receive voting materials for each brokerage account in which you hold shares. Please complete, sign, date and return each proxy card you receive and provide instructions on how to vote your shares with respect to each brokerage account for which you receive proxy materials, in order to be sure you cast a vote with respect to all of your Common Stock.

Q. I am a NeuroRx stockholder. What am I being asked to approve?

A. Holders of NeuroRx Common Stock, holders of NeuroRx Series A Preferred Stock and holders of NeuroRx Series B Preferred Stock are being asked to adopt and approve the Merger Agreement and the transactions contemplated thereby (the “NeuroRx Merger Proposal”)

Q. I am a NeuroRx stockholder. What consideration will I receive in the Transactions?

A. At the Effective Time, each outstanding share of NeuroRx Common Stock (including shares of NeuroRx Common Stock resulting from the conversion of NeuroRx Preferred Stock immediately prior to the Effective Time) will be converted into the right to receive a pro rata portion of the Closing Consideration and the contingent right to receive a pro rata portion of the Earnout Shares and Earnout Cash. Each option and warrant of NeuroRx that is outstanding and unexercised immediately prior to the Effective Time will be assumed by BRPA and will represent the right to acquire an adjusted number of shares of Common Stock at an adjusted exercise price, in each case, pursuant to the terms of the Merger Agreement. See “The Business Combination Proposal — Structure of the Transactions” for a more complete description of the consideration that the NeuroRx securityholders will receive in the Transactions.

Q. I am a NeuroRx stockholder. How does the board of directors of NeuroRx recommend that I vote?	A. After careful consideration, the NeuroRx board of directors unanimously recommends that the NeuroRx stockholders approve the NeuroRx Merger Proposal.
Q. I am a NeuroRx stockholder. Do any of NeuroRx’s directors or officers have an interest in the business combination that may differ from or be in addition to the interests of NeuroRx stockholders?

A. Yes. NeuroRx stockholders should be aware that some of NeuroRx’s directors and executive officers have interests in the transaction that may be different from, or in addition to, the interests of NeuroRx’s stockholders generally. The NeuroRx board of directors was aware of and considered these interests, among other matters, in deciding to approve the terms of the Merger Agreement and the Business Combination. See “The Business Combination — Interests of NeuroRx’s Directors and Executive Officers in the Transactions.”

Q. Who is entitled to give a written consent for NeuroRx?

A. The record date for determining the holders of NeuroRx capital stock entitled to execute and deliver written consents with respect to this solicitation is May 6, 2021 (the “NeuroRx Record Date”).

Holders of NeuroRx capital stock on the NeuroRx Record Date will be entitled to give or withhold a consent using the written consent furnished with this proxy statement / prospectus / consent solicitation statement.

Q. What approval is required by NeuroRx stockholders to adopt the Merger Agreement?

A. The approval of the NeuroRx Merger Proposal requires the affirmative vote or consent of (a) the holders of a majority of the voting power of the outstanding shares of NeuroRx Common Stock and NeuroRx Preferred Stock (on an as-converted to NeuroRx Common Stock basis) voting together as a single class, (b) two-thirds of the voting power of the outstanding shares of NeuroRx Series A Preferred Stock, voting as a separate class and (c) two-thirds of the voting power of the outstanding shares of NeuroRx Series B Preferred Stock, voting as a separate class (the “NeuroRx Stockholder Approval”).

On or prior to January 14, 2021, the Supporting NeuroRx Stockholders (as defined herein), BRPA and Merger Sub entered into the Support Agreements (as defined herein). Each Support Agreement provides, among other things, that on (or effective as of) the tenth calendar day following the date that this proxy statement / prospectus / consent solicitation statement is disseminated to NeuroRx’s stockholders, each Supporting NeuroRx Stockholder will execute and deliver a written consent with respect to outstanding shares of NeuroRx Common Stock and NeuroRx Preferred Stock held by such Supporting NeuroRx Stockholder adopting the Merger Agreement and approving the Business Combination. The shares of NeuroRx capital stock that are owned by the Supporting NeuroRx Stockholders and subject to the Support Agreements represent approximately 88.7% of the outstanding shares of NeuroRx Common Stock and approximately 84.4% of the outstanding shares of NeuroRx Preferred Stock, in each case as of the NeuroRx Record Date. The execution and delivery of written consents by all of the

Supporting NeuroRx Stockholders will constitute the NeuroRx Stockholder Approval at the time of such delivery.
Q. I am a NeuroRx stockholder. How can I return my written consent?

A. If you hold shares of NeuroRx capital stock as of the close of business on the NeuroRx Record Date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to NeuroRx. Once you have completed, dated and signed the written consent, you may deliver it to NeuroRx by emailing a .pdf copy to investor@nrxpharma.com or by mailing your written consent to NeuroRx, Inc., 1201 North Market Street, Suite 111 in Wilmington, Delaware 19801, Attention: Corporate Secretary (however, in light of the ongoing COVID-19 pandemic, delivery via email is preferable). NeuroRx will not call or convene any meeting of its stockholders in connection with the approval of the NeuroRx Merger Proposal. NeuroRx stockholders should not send stock certificates with their written consents.

Q. I am a NeuroRx stockholder. What happens if I do not return my written consent?

A. If you hold shares of NeuroRx capital stock as of the NeuroRx Record Date and you do not return your written consent, it will have the same effect as a vote against the NeuroRx Merger Proposal. However, each Support Agreement provides, among other things, that on (or effective as of) the tenth calendar day following the date that this proxy statement / prospectus / consent solicitation statement is disseminated to NeuroRx’s stockholders, each Supporting NeuroRx Stockholder will execute and deliver a written consent with respect to outstanding shares of NeuroRx Common Stock and NeuroRx Preferred Stock held by such Supporting NeuroRx Stockholder adopting the Merger Agreement and approving the Business Combination. The execution and delivery of written consents by all of the Supporting NeuroRx Stockholders will constitute the NeuroRx Stockholder Approval at the time of such delivery. Therefore, a failure of any other NeuroRx stockholder to deliver a written consent is not expected to have any effect on the approval of the NeuroRx Merger Proposal.

Q. I am a NeuroRx stockholder. What happens if I return my written consent but I do not indicate a decision with respect to the proposals?

A. If you hold shares of NeuroRx capital stock as of the NeuroRx Record Date and you return a signed written consent without indicating your decision on the NeuroRx Merger Proposal, you will have given your consent to approve such proposal.

Q. I am a NeuroRx stockholder. What is the deadline for returning my written consent?

A. The NeuroRx board of directors has set May 23, 2021, as the targeted final date for receipt of written consents (such date, as it may be extended in accordance with the next sentence, the “consent deadline”). NeuroRx reserves the right to extend the consent deadline beyond May 23, 2021. Any such extension may be made without notice to NeuroRx stockholders.

Q. I am a NeuroRx stockholder. Can I change or revoke my written consent?

A. Yes. You may change or revoke your consent to either of the proposals at any time before the consent deadline; however, such change or revocation is not expected to have any effect, as the delivery of the written consents contemplated by the Support

Agreement will constitute the NeuroRx Stockholder Approval at the time of such delivery. If you wish to change or revoke your consent before the consent deadline, you may do so by sending in a new written consent with a later date by one of the means described in the section entitled “NeuroRx’s Solicitation of Written Consents — Submission of Written Consents.”

Q. I am a NeuroRx securityholder. What do I need to do now?

A. NeuroRx urges you to read carefully and consider the information contained in this proxy statement / prospectus / consent solicitation statement, including the Annexes and the other documents referred to herein, and to consider how the Business Combination will affect you as a stockholder of NeuroRx. Once the registration statement of which this proxy statement / prospectus / consent solicitation statement forms a part has been declared effective by the SEC, NeuroRx will solicit your written consent. The NeuroRx board of directors unanimously recommends that all NeuroRx stockholders approve the NeuroRx Merger Proposal by executing and returning to NeuroRx the written consent furnished with this proxy statement

/ prospectus / consent solicitation statement as soon as possible and no later than the consent deadline.

Q. I am a NeuroRx stockholder. What will happen to my existing shares of NeuroRx capital stock in the business combination?

A. At the effective time of the Business Combination, your shares of NeuroRx capital stock will no longer represent an ownership interest in NeuroRx. Each share of NeuroRx Series A Preferred Stock and NeuroRx Series B Preferred Stock will be converted into a number of shares of NeuroRx Common Stock at the then-effective conversion rate (as calculated pursuant to the NeuroRx certificate of incorporation) in accordance with the NeuroRx certificate of incorporation, and then each share of NeuroRx Common Stock issued and outstanding immediately prior to the effective time (including the shares issued upon conversion of the Series A Preferred Stock and NeuroRx Series B Preferred Stock described above, but in each case other than any cancelled shares or dissenting shares) will be cancelled and automatically converted into the right to receive the applicable portion of the Merger Consideration and any dividends or other distributions on shares of Common Stock payable in accordance with the applicable provisions of the Merger Agreement. See “The Merger Agreement — Merger Consideration.”

Q. I am a NeuroRx stockholder. Do I have appraisal rights if I object to the proposed business combination?	A. Yes. NeuroRx stockholders have appraisal rights in connection with the Business Combination under the DGCL. See the section entitled “Appraisal Rights.”
Q. I am a NeuroRx securityholder. What are the U.S. federal income tax consequence of the business combination to U.S. holders of NeuroRx capital stock?

A. For general information on the material U.S. Federal Income Tax consequences of the Business Combination to holders of NeuroRx capital stock, see the section entitled “Material U.S. Federal Income Tax Consequences — Material Tax Consequences of the Merger to U.S. Holders of NeuroRx Capital Stock.”

Q. Who can help answer my questions?

A. If you are a BRPA stockholder and you have questions about the Transactions or if you need additional copies of the proxy statement / prospectus / consent solicitation statement or the enclosed proxy card, you should contact:

Big Rock Partners Acquisition Corp.
2645 N. Federal Highway, Suite 230
Delray Beach, Florida 33483
Attn: Richard Ackerman
Telephone: (310) 734-2300

or:

Advantage Proxy, Inc.
P.O. Box 13581 Des Moines, WA 98198
Toll Free Telephone: 877-870-8565
Main Telephone: 206-870-8565
E-mail: ksmith@advantageproxy.com

You may also obtain additional information about BRPA from documents filed with the SEC by following the instructions in the section of this proxy statement/prospectus/consent solicitation statement titled “Where You Can Find More Information.”

If you are a holder of BRPA Public Shares and you intend to seek conversion of your shares, you will need to deliver your shares (either physically or electronically) to BRPA’s transfer agent at the address below at least ten (10) business days after the vote at the annual meeting. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Mr. Mark Zimkind
Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, New York 10004
E-mail: mzimkind@continentalstock.com

If you are a NeuroRx stockholder and you have questions about the Merger Agreement or the Transactions, including the procedures for voting your shares, or if you would like additional copies, without charge, of this proxy statement / prospectus / consent solicitation statement, you should contact:

Alessandra Daigneault
General Counsel and Corporate Secretary
NeuroRx, Inc.
1201 N. Market Street, Suite 111
Wilmington, Delaware 19801
E-mail: investor@nrxpharma.com

SUMMARY OF THE PROXY STATEMENT / PROSPECTUS /

CONSENT SOLICITATION STATEMENT

This summary highlights selected information from this proxy statement / prospectus / consent solicitation statement and does not contain all of the information that may be important to you. To better understand the proposals to be submitted for a vote at the BRPA annual meeting and the NeuroRx stockholder actions that are the subject of the written consent, including the Transactions, you should read this entire document carefully, including the Merger Agreement attached as Annex A hereto. The Merger Agreement is the legal document that governs the Merger and the other transactions that will be undertaken in connection with the Merger. It is also described in detail in this proxy statement / prospectus / consent solicitation statement in the section titled “The Merger Agreement.”

The Parties

BRPA

BRPA is a Delaware corporation incorporated on September 18, 2017 for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities.

On November 22, 2017, BRPA consummated its initial public offering of 6,000,000 Units, each Unit consisting of one share of Common Stock, one Right, and one half of one Warrant. On November 28, 2017, the underwriters of BRPA’s initial public offering exercised their over-allotment option in full and on November 28, 2017, BRPA consummated the sale of an additional 900,000 Units. Simultaneously with the closing of the initial public offering and the over-allotment option, BRPA consummated the private placement of an aggregate of 272,500 Units. A total of $69,000,000 of the net proceeds from the initial public offering and private placement was deposited in a trust account established for the benefit of BRPA’s public stockholders. Since the completion of the initial public offering, BRPA’s activity has been limited to the evaluation of business combination candidates.

The prospectus for BRPA’s initial public offering and its Charter originally provided that BRPA had only until May 22, 2019 to complete a business combination (after giving effect to the two three-month extensions previously obtained pursuant to the Charter). BRPA was not able to consummate an initial business combination by such date and on each of May 21, 2019, August 21, 2019, November 21, 2019, March 23, 2020, July 23, 2020, and December 18, 2020, BRPA’s stockholders approved an amendment to the Charter extending the amount of time that BRPA would have to consummate its initial business combination. As a result, BRPA’s Charter, as amended, currently provides that it will have until May 24, 2021 to complete a business combination. In connection with these amendments, BRPA offered public stockholders the right to have their Public Shares converted into a pro rata portion of the trust account and holders of Public Shares representing approximately $63 million originally held in the trust account exercised such conversion rights. Accordingly, as of the record date, BRPA has approximately $6.0 million of cash in the trust account.

BRPA’s Units, Common Stock, Rights and Warrants are listed on Nasdaq under the symbols “BRPAU,” “BRPA,” “BRPAR,” and “BRPAW,” respectively.

BRPA’s principal executive office is located at 2645 N. Federal Highway, Suite 230, Delray Beach, Florida 33483, and its telephone number is (310) 734-2300. After consummation of the Transactions, BRPA’s address and telephone number will be that of NeuroRx.

Merger Sub

Merger Sub is Delaware corporation incorporated on January 22, 2019. Merger Sub is a wholly-owned subsidiary of BRPA formed solely for the purpose of effecting a business combination. Merger Sub has not engaged in any business activity other than serving as a subsidiary for BRPA in connection with potential business combination opportunities. Merger Sub’s principal executive office is located at 2645 N. Federal Highway, Suite 230, Delray Beach, Florida 33483, and its telephone number is (310) 734-2300. After consummation of the Transactions, it will cease to exist.

NeuroRx

NeuroRx is a clinical-stage small molecule pharmaceutical company which develops novel therapeutics for the treatment of central nervous system disorders and life-threatening pulmonary diseases. On September 21, 2020, NeuroRx announced a commercial partnership with Relief Therapeutics Holding AG for global commercialization of the NeuroRx COVID-19 Drug. The partnership affords Relief Therapeutics the right to fund all formulations and clinical development of aviptadil for treatment of respiratory disease, in exchange for a predetermined share of profits. NeuroRx is also developing the NeuroRx Antidepressant Drug Regimen.

NeuroRx was incorporated in Delaware on May 20, 2015.

NeuroRx’s principal executive office is located at 1201 N. Market Street, Suite 111, Wilmington, Delaware 19801 and its telephone number is 484-254-6134.

Emerging Growth Company

BRPA is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”). As an emerging growth company, BRPA is eligible, and has elected, to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and reduced disclosure obligations regarding executive compensation.

BRPA could remain an emerging growth company until the last day of BRPA’s fiscal year following the fifth anniversary of BRPA’s initial public offering. However, if BRPA’s annual gross revenue is $1.07 billion or more, if its non-convertible debt issued within a three year period exceeds $1 billion, or if the market value of its shares of Common Stock that are held by non-affiliates exceeds $700 million on the last day of the second fiscal quarter of any given fiscal year, BRPA would cease to be an emerging growth company as of the following fiscal year.

Controlled Company

Immediately following the completion of the merger, Jonathan Javitt and Daniel Javitt will control a majority of the voting power of the Common Stock. As a result, NRX Pharmaceuticals will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of NRX Pharmaceuticals’ board of directors consist of “independent directors” as defined under the rules of Nasdaq;

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the requirement that NRX Pharmaceuticals have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

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the requirement that NRX Pharmaceuticals have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the compensation and nominating and corporate governance committees.

Following the merger, NRX Pharmaceuticals intends to utilize some or all of these exemptions. As a result, NRX Pharmaceuticals’ nominating and corporate governance committee and compensation committee may not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

The Merger Agreement

The Merger Agreement provides for the Merger of Merger Sub with and into NeuroRx, with NeuroRx surviving as a wholly-owned subsidiary of BRPA and the securityholders of NeuroRx becoming securityholders of BRPA.

After consideration of the factors identified and discussed in the section entitled “The Business Combination Proposal — BRPA’s Board of Directors’ Reasons for Approval of the Business Combination,” BRPA’s board of directors concluded that the Merger met all of the requirements disclosed in the prospectus for its initial public offering, including that NeuroRx has a fair market value equal to at least 80% of the balance of the funds in the trust account (excluding taxes payable) at the time of the execution of the Merger Agreement. See the section entitled “The Business Combination Proposal — Structure of the Transactions” for more information.

Merger Consideration

Pursuant to the Merger Agreement, the aggregate consideration payable to stockholders of NeuroRx at the Effective Time consists of an aggregate of 50,000,000 shares of newly issued Common Stock. In addition, the NeuroRx securityholders (including option holders and warrant holders) who own NeuroRx securities immediately prior to the Closing will receive the contingent right to receive their pro rata portion of (i) the Earnout Shares if the Earnout Shares Milestone is met prior to December 31, 2022 and (ii) the Earnout Cash if the Earnout Cash Milestone is met prior to December 31, 2022. Each option and warrant of NeuroRx that is outstanding and unexercised immediately prior to the Effective Time will be assumed by BRPA and will represent the right to acquire an adjusted number of shares of Common Stock at an adjusted exercise price, in each case, pursuant to the terms of the Merger Agreement.

PIPE Transaction

In connection with the Merger Agreement, on March 12, 2021, BRPA entered into Subscription Agreements with the Investors, pursuant to which such Investors have agreed to purchase an aggregate of 1,000,000 shares of Common Stock in the PIPE at a price of $10.00 per share for aggregate gross proceeds to BRPA of $10,000,000. The Subscription Agreements are subject to certain conditions, including the consummation of the Merger. See the sections titled “The Business Combination Proposal — Subscription Agreements for PIPE” and “The Nasdaq Proposals” for more information.

GEM Warrant

On March 28, 2021, NeuroRx entered into the GEM Warrant, for the purchase by GEM of up to 1,053,738 shares of NeuroRx Common Stock at an exercise price of $15.84 per share. In connection with the issuance of the GEM Warrant, GEM partially exercised the GEM Warrant to purchase 473,486 shares by payment of funds to NeuroRx on March 30, 2021 of $7,500,018. In addition, GEM has indicated its intention to exercise its remaining 580,252 warrant shares immediately following the BRPA shareholder vote contemplated in this proxy statement / prospectus / consent solicitation statement. The exercise of the GEM Warrant is expected to provide $16,691,210 for NeuroRx to use in its drug development program in a manner that is non-dilutive to BRPA shareholders. See the section titled “The Business Combination Proposal—Structure of the Transactions—GEM Share Subscription Facility and Warrant.”

Path to FDA Emergency Use Authorization

NeuroRx intends to submit an application for Emergency Use Authorization of ZYESAMI based on the clinical trials described in this proxy statement / prospectus / consent solicitation statement. In September 2020, NeuroRx requested a limited form of Emergency Use Authorization for critically-ill patients who could not qualify for the ZYESAMI clinical trial. FDA denied this request and indicated that it would consider Emergency Use Authorization only after reviewing the results of the randomized, placebo-controlled clinical trial described in this proxy statement / prospectus / consent solicitation statement.

The Relief Agreement

When NeuroRx entered into the collaboration agreement with Relief Therapeutics, the expectation was that clinical success of aviptadil for treatment of COVID-19 Respiratory Failure could be demonstrated in a clinical trial of 144 patients over 28 days. In fact, the clinical trial required 196 patients and the FDA amended its guidance to provide for a 60- day observation period to demonstrate success. The additional costs of the increased patient trial population and increased time frame from 28 days to 60 days has been borne by NeuroRx as Relief Therapeutics has, to date, not funded these additional costs. In addition, NeuroRx discovered that the formulation and stability data provided by Relief Therapeutics in its Investigational Medicinal Products Dossier (“IMPD”), which Relief Therapeutics submitted to European Regulators was non-reproducible. The IMPD data documented 18 months or longer shelf stability for aviptadil acetate in saline, a product that is designated as RLF-100 in the Relief Agreement. NeuroRx advised Relief Therapeutics in January 2021 that the formulation documented in the IMPD yielded only 60-day stability and began developing a longer stability product, ZYESAMI, aiming for a shelf life of at least one year. Under the Relief Agreement, all costs of formulation and Chemical Manufacturing Controls (CMC) are the obligation of Relief Therapeutics. As of May 20, 2021, Relief Therapeutics has not funded the costs of reformulation of aviptadil into a shelf stable product, which has required NeuroRx to deploy capital from alternative investors. NeuroRx reaffirms its commitment to honoring its collaboration agreement with Relief Therapeutics and is committed to resolving these issues with Relief Therapeutics in an amicable manner, although these circumstances may lead to a dispute with Relief Therapeutics regarding what share of profits Relief Therapeutics should be entitled to receive based upon its reduced participation in the project.

Pro Forma Ownership of BRPA Upon Closing

Immediately after the Closing, NeuroRx’s stockholders will hold approximately 93% of the issued and outstanding Common Stock, the current public stockholders of BRPA will hold approximately 2% of the issued and outstanding Common Stock, the Sponsor, BRAC, and EBC will collectively hold approximately 3% of the issued and outstanding Common Stock, and the Investors will hold approximately 2% of the issued and outstanding Common Stock, which pro forma ownership (i) takes into effect the forfeiture, termination and cancellation of 875,000 shares of Common Stock by the Sponsor and BRAC pursuant to the Merger Agreement and the issuance to EBC of 200,000 shares of Common Stock pursuant to the BCMA Amendment Agreement, (ii) takes into effect the exchange of each outstanding Right for one-tenth of one share of Common Stock pursuant to the terms of the Rights, (iii) assumes no holder of BRPA Public Shares exercises its conversion rights, (iv) includes the issuance of 1,000,000 shares of Common Stock to the Investors in the PIPE but does not include the effect of any other financing of BRPA or NeuroRx (including any additional shares (other than the Initial Exercised Shares already issued and therefore already included) issuable pursuant to any further exercise by GEM of the GEM Warrant) and (v) assumes the Earnout Shares Milestone is not satisfied immediately prior to the Closing.

The Business Combination Proposal

The BRPA stockholders will vote on a proposal to approve and adopt the Merger Agreement, a copy of which is attached to this proxy statement / prospectus / consent solicitation statement as Annex A, and the Transactions contemplated therein, including the Merger. See “The Business Combination Proposal” for more information.

If the business combination proposal is not approved by BRPA’s stockholders at the annual meeting, the charter proposals, the bylaws proposal, Nasdaq proposals, director proposal and plan proposal will not be presented at the annual meeting for a vote of stockholders.

The Charter Proposals

The BRPA stockholders will also vote on separate proposals to approve amendments to BRPA’s Charter, which amendments will be effective following the consummation of the Transactions and be embodied in the Proposed Charter, to: (i) change the name of BRPA from “Big Rock Partners Acquisition Corp.” to “NRX Pharmaceuticals, Inc.”; (ii) increase the number of authorized shares of Common Stock from 100,000,000 shares to 500,000,000 shares; (iii) increase the number of authorized shares of preferred stock from 1,000,000 shares to 50,000,000 shares, (iv) require an affirmative vote of holders of at least two-thirds (66-2/3%) of the voting power of all of the then outstanding shares of NRX Pharmaceuticals, voting together as a single class, to amend, alter, repeal or rescind certain provisions of the Proposed Charter relating to the authorization and issuance of preferred stock, the board of directors, stockholder actions, liability of directors, indemnification of directors and officers, forum selection and amendments to the Proposed Charter, (v) provide for the removal of directors with cause only by stockholders voting at least three-quarters (75%) of the voting power of all of the then outstanding shares of voting stock of NRX Pharmaceuticals entitled to vote at an election of directors, and (vi) remove the various provisions applicable only to special purpose acquisition companies that will no longer be applicable to BRPA after the consummation of the Transactions. A copy of the Proposed Charter effectuating the foregoing amendments is attached to this proxy statement / prospectus / consent solicitation statement as Annex B. See “The Charter Proposals” for more information.

The Bylaws Proposal

The BRPA stockholders will also vote on a proposal to approve amendments to BRPA’s Bylaws, which amendments will be effective following the consummation of the Transactions and are embodied in the Proposed Bylaws, including to no longer require the affirmative vote of the holders of at least 66.7% of the issued and outstanding capital stock of BRPA to amend certain provision of the Proposed Bylaws and provide that the board of directors of NRX Pharmaceuticals be expressly empowered to adopt, amend or repeal the bylaws of NRX Pharmaceuticals. A copy of the Proposed Bylaws effectuating the foregoing amendments is attached to this proxy statement / prospectus / consent solicitation statement as Annex C. See “The Bylaws Proposal” for more information.

The Nasdaq Proposals

The BRPA stockholders will also vote on a series of proposals to approve (a) the issuance of an aggregate of 75,200,000 shares of Common Stock to the securityholders of NeuroRx and to EBC in the Transactions (consisting of the Closing Consideration, the Earnout Shares and the shares of Common Stock issuable pursuant to the BCMA Amendment Agreement), representing the issuance of 20% or more of the shares of Common Stock or voting power outstanding before such issuance, (b) the issuance of Common Stock to the securityholders of NeuroRx resulting in a change of control of BRPA and, (c) the issuance of an aggregate of 1,000,000 shares of Common Stock to the Investors in the PIPE, representing the issuance of 20% or more of the shares of Common Stock or voting power outstanding before such issuance at a price less than the Market Price (as defined by Nasdaq Listing Rules), all in accordance with Nasdaq Listing Rule 5635. See “The Nasdaq Proposals” for more information.

The Director Proposal

The BRPA stockholders will also vote upon a proposal to elect six (6) directors to the board of directors of BRPA to serve following the consummation of the Transactions and until their successors are duly elected and qualified. If BRPA’s nominees are elected, the directors of NRX Pharmaceuticals following the Transactions will be Jonathan C. Javitt (NeuroRx’s founder, Chairman of the Board and Chief Executive Officer, who will serve as Chairman of the Board following consummation of the Transactions), Daniel E. Troy, Patrick Flynn, Aaron Gorovitz, Hon. Sherry Glied and Chaim Hurvitz, each current directors of NeuroRx. See the section titled “The Director Proposal” for more information.

The Plan Proposal

The BRPA stockholders will also vote upon a proposal to approve the adoption of the 2021 Plan. The 2021 Plan will reserve for issuance an aggregate number of shares of Common Stock equal to 10% of the outstanding shares of Common Stock on the Closing Date. The purpose of the 2021 Plan is to assist in attracting, retaining, motivating, and rewarding employees, officers, directors and consultants of BRPA and NeuroRx and their affiliates after the Closing and promoting the creation of long-term value for BRPA stockholders by closely aligning the interests of such individuals with those of BRPA’s stockholders. The 2021 Plan authorizes the award of share-based incentives to encourage eligible employees, officers, directors and consultants to expend maximum effort in the creation of stockholder value. A copy of the 2021 Plan is attached as Annex D to this proxy statement / prospectus / consent solicitation statement. You are encouraged to read the 2021 Plan in its entirety. See the section titled “The Plan Proposal” for more information.

The Adjournment Proposal

If it is determined that additional time is necessary to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals or if BRPA and NeuroRx mutually determine that the Merger cannot be consummated for any reason, BRPA’s board of directors may submit a proposal to adjourn the annual meeting to a later time or times. Because BRPA’s Charter, as amended, currently provides that it will have until May 24, 2021 to complete a business combination, any adjournment is expected to be to a later time on May 24, 2021 and not a later date. See the section titled “The Adjournment Proposal” for more information.

BRPA Initial Stockholders

The holders of insider shares, officers, directors and affiliates of BRPA have agreed to vote all shares of Common Stock held by them in favor of the business combination proposal and indicated they intend to vote their shares of Common Stock in favor of all other proposals being presented by BRPA at the annual meeting. As a result, as of the record date for the annual meeting, the holders of an aggregate of 2,067,500 shares of Common Stock, which currently constitutes approximately 76.9% of the outstanding shares of Common Stock, have agreed to vote in favor of the business combination proposal and intend to vote such shares in favor of the other proposals. Accordingly, each of the proposals being submitted to BRPA stockholders hereunder can be approved even if every holder of Public Shares votes against such proposals.

Pursuant to the Merger Agreement, BRPA will enter into the Sponsor Agreement with the Sponsor and BRAC providing that (a) the Sponsor and BRAC will forfeit, and BRPA will terminate and cancel the Forfeited Shares, as follows: (x) an aggregate of 875,000 shares of Common Stock and (y) one share of Common Stock for each Public Share validly redeemed by public stockholders in connection with the business combination proposal, up to a maximum of 300,000 shares of Common Stock, and (b) the Sponsor Earnout Shares will be subject to escrow, which shares will either be released from escrow to the Sponsor upon the achievement of the Earnout Shares Milestone or terminated and canceled by BRPA on December 31, 2022, in the event that the Earnout Shares Milestone is not achieved. See “The Business Combination Proposal — Ancillary Agreements —Sponsor Agreement.”

On or prior to the Closing Date, BRPA, Sponsor, BRAC, Graubard Miller, the Initial Stockholders and Continental will enter into the Stock Escrow Amendment providing: (a) for the forfeiture and cancellation of the Forfeited Shares, (b) that the Sponsor Earnout Shares will be subject to escrow pursuant to the Sponsor Agreement and in accordance with the terms of the Merger Agreement, (c) that the 40,000 shares of Common Stock held by Graubard Miller will be released from escrow and (d) that all remaining shares of Common Stock held in escrow thereunder will be released from escrow on the earlier of (i) the six-month anniversary of the Closing, (ii) with respect to 50% of the shares of Common Stock issued to such persons, the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing, and (iii) the date after the Closing on which BRPA consummates a liquidation, merger, stock exchange or other similar transaction which results in all of BRPA’s stockholders having the right to exchange their Common Stock for cash, securities or other property. See “The Business Combination Proposal — Ancillary Agreements — Stock Escrow Amendment.”

Date, Time and Place of Annual Meeting of BRPA’s Stockholders

The annual meeting of the stockholders of BRPA will be held at 8:30 a.m. eastern time on May 24, 2021, solely over the internet by means of a live audio webcast. You may attend and participate in the annual meeting by accessing the meeting web portal located at https://www.cstproxy.com/bigrockpartners.2021/. See “Questions and Answers about the Proposals — How do I attend the annual meeting?” for more information.

Voting Power; Record Date

BRPA Stockholders will be entitled to vote or direct votes to be cast at the annual meeting if they owned shares of Common Stock at the close of business on April 23, 2021, which is the record date for the annual meeting. Stockholders will have one vote for each share of Common Stock owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. BRPA’s Rights and Warrants do not have voting rights. On the record date, there were 2,687,912 shares of Common Stock outstanding, including 552,412 Public Shares.

Quorum and Vote of BRPA Stockholders

A quorum of BRPA stockholders is necessary to hold a valid meeting. A quorum will be present at the BRPA annual meeting if a majority of the issued and outstanding shares of Common Stock on the record date that are entitled to vote at the annual meeting are represented by stockholders present at the annual meeting in person (which would include presence at the virtual meeting) or by proxy. Abstentions will be counted towards the quorum requirement. Broker non-votes will not be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the annual meeting may adjourn the annual meeting to another time.

The proposals to be presented at the annual meeting will require the following votes:

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Business Combination Proposal — The approval of the business combination proposal will require the affirmative vote of the holders of a majority of the then outstanding shares of Common Stock present and entitled to vote at the annual meeting. Abstentions will have the same effect as a vote “against” the business combination proposal. Brokers are not entitled to vote on the business combination proposal absent voting instructions from the beneficial holder and, consequently, broker non-votes will have no effect on the business combination proposal. The Transactions will not be consummated if BRPA has less than $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) under the Exchange Act) upon consummation of the Transactions.

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Charter Proposals — The approval of each of the charter proposals will require the affirmative vote of the holders of a majority of the issued and outstanding Common Stock on the record date. Abstentions will have the same effect as a vote “against” the charter proposals. The charter proposal to change the name of BRPA from “Big Rock Partners Acquisition Corp.” to “NRX Pharmaceuticals, Inc.” is a routine proposal and, accordingly, your broker, bank or nominee may vote your shares with respect to such proposal without receiving voting instructions. Consequently, there should be no broker non-votes with respect to the charter proposal to change the name of BRPA to “NRX Pharmaceuticals, Inc.” Each other charter proposal is considered a non-routine proposal, and, accordingly, brokers are not entitled to vote on those proposals without receiving voting instructions, and broker non-votes will have the same effect as a vote “against” such proposals.

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Bylaws Proposal — The approval of the bylaws proposal will require the affirmative vote of the holders of at least 66.7% of the issued and outstanding capital stock of BRPA on the record date. Abstentions will have the same effect as a vote “against” the bylaws proposal. Brokers are not entitled to vote on the bylaws proposal absent voting instructions from the beneficial holder and, consequently, broker non-votes will have the same effect as a vote “against” the bylaws proposal.

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Nasdaq Proposals — The approval of each of the Nasdaq proposals will require the affirmative vote of the holders of a majority of the votes cast by the stockholders present in person (which would include presence at the virtual meeting) or represented by proxy at the annual meeting. Abstentions are not considered “votes cast” and accordingly will have no outcome on the vote. Brokers are not entitled to vote on the Nasdaq proposals absent voting instructions from the beneficial holder and, consequently, broker non-votes will have no effect on the Nasdaq proposals.

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Director Proposal — The election of directors requires a plurality of the votes cast. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” will be elected as directors (even if they receive less than a majority of the votes cast). Consequently, because this is an uncontested election, any director nominee who receives at least one vote “FOR” will be elected as a director. Abstentions will have no effect on the director proposal because an abstention is not a vote cast with respect to the proposal. Brokers are not entitled to vote on the director proposal absent voting instructions from the beneficial holder because the director proposal is considered “non-routine.” Consequently, broker non-votes will have no effect with respect to the director proposal.

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Plan Proposal — The approval of the plan proposal will require the affirmative vote of the holders of a majority of the votes cast by the stockholders present in person (which would include presence at the virtual meeting) or represented by proxy at the annual meeting. Abstentions are not considered “votes cast” and accordingly will have no outcome on the vote. Brokers are not entitled to vote on the plan proposal absent voting instructions from the beneficial holder and, consequently, broker non-votes will have no effect on the plan proposal.

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Adjournment Proposal — The approval of the adjournment proposal will require the affirmative vote of the holders of a majority of the then outstanding shares of Common Stock present and entitled to vote at the annual meeting. Abstentions will have the same effect as a vote “against” the adjournment proposal. Brokers are entitled to vote on the adjournment proposal absent voting instructions from the beneficial holder because the proposal is considered “routine.” Consequently, there should be no broker non-votes with respect to the adjournment proposal.

As previously indicated herein, holders of insider shares, officers, directors and affiliates of BRPA have agreed to vote all shares of Common Stock held by them in favor of the business combination proposal and indicated they intend to vote their shares of Common Stock in favor of all other proposals being presented by BRPA at the annual meeting. As a result, as of the record date for the annual meeting, the holders of an aggregate of 2,067,500 shares of Common Stock, which currently constitutes approximately 76.9% of the outstanding shares of Common Stock, have agreed to vote in favor of the business combination proposal and intend to vote such shares in favor of the other proposals. Accordingly, each of the proposals being submitted to BRPA stockholders hereunder can be approved even if every holder of Public Shares votes against such proposals.

Under the Merger Agreement, the approval of (i) the business combination proposal, (ii) the charter proposals, (iii) the Nasdaq proposals, and (iv) the plan proposal is a condition to the consummation of the Transactions (collectively, the “BRPA Stockholder Approval”).

Conversion Rights

Pursuant to BRPA’s Charter, a holder of Public Shares may demand that BRPA convert such shares into cash if the business combination is consummated; provided that BRPA may not consummate the business combination if it has less than $5,000,001 of net tangible assets upon consummation of the business combination. This condition cannot be waived by BRPA or NeuroRx. Assuming the PIPE is consummated substantially simultaneously with the consummation of the Merger, BRPA is expected to meet the net tangible assets test even if all public stockholders exercise their conversion rights. See NeuroRx’s pro forma combined financial information included elsewhere in this proxy statement / prospectus / consent solicitation statement.

Holders of Public Shares will be entitled to receive cash for these shares only if they properly demand conversion and deliver their shares to BRPA’s transfer agent no later than ten (10) business days after the annual meeting. Holders of Public Shares do not need to affirmatively vote on the business combination proposal or be a holder of such Public Shares as of the record date to exercise conversion rights. If the Transactions are not consummated, these shares will not be converted into cash. If a holder of Public Shares properly demands conversion, delivers his, her or its shares to BRPA’s transfer agent as described above, and the Transactions are consummated, BRPA will convert each Public Share into a full pro rata portion of the trust account, calculated as of two (2) business days before the date of the annual meeting. It is anticipated that this would amount to approximately $10.80 per share. If a holder of Public Shares exercises his, her or its conversion rights, then it will be exchanging its shares of Common Stock for cash and will no longer own the shares. See the section of this proxy statement / prospectus / consent solicitation statement titled “Annual Meeting of BRPA Stockholders — Conversion Rights” for a detailed description of the procedures to be followed if you wish to convert your shares into cash.

Holders of BRPA Rights and Warrants do not have conversion rights with respect to such securities.

Appraisal Rights

BRPA stockholders and holders of BRPA Rights and Warrants do not have appraisal rights in connection with the Transactions under the DGCL.

The NeuroRx stockholders are entitled to appraisal rights in connection with the Merger under the DGCL. For more information about such rights, see the section titled “Appraisal Rights.”

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. BRPA has engaged Advantage Proxy, Inc. to assist in the solicitation of proxies.

If a BRPA stockholder grants a proxy, it may still vote its shares of Common Stock during the live webcast of the annual meeting if it revokes its proxy before the annual meeting. A BRPA stockholder may also change its vote by submitting a later-dated proxy as described in the section entitled “Annual Meeting of BRPA Stockholders — Revoking Your Proxy.”

Interests of BRPA’s Directors, Officers and Advisors in the Transactions

When you consider the recommendation of BRPA’s board of directors in favor of approval of the business combination proposal and other proposals being presented at the annual meeting, you should keep in mind that the directors and officers of BRPA have interests in such proposals that are different from, or in addition to, your interests as a stockholder of BRPA. Additionally, the BRPA Board sought input from EBC, the representative of the underwriters of the BRPA IPO, with respect to the business prospects and valuation of NeuroRx, and you should keep in mind that EBC and its affiliates have interests in the business combination that are different from, or in addition to, your interests as a stockholder of BRPA. The interests of BRPA’s officers, directors, and advisors include, among other things:

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If the business combination with NeuroRx or another business combination is not consummated by May 24, 2021, it will trigger BRPA’s automatic winding up, dissolution and liquidation pursuant to the terms of the Charter. Further, if BRPA does not complete the Transactions with NeuroRx or another business combination by May 24, 2021 and does not wish to seek an additional extension, the board of directors will be able to determine in its sole discretion to cease efforts to consummate an initial business combination and to instead proceed to redeem 100% of the outstanding Public Shares and liquidate and dissolve BRPA. In either such event, the 225,000 insider shares, which include shares of Common Stock held by the Sponsor, an entity controlled by Richard Ackerman, BRPA’s Chairman, President and Chief Executive Officer, and in which certain of BRPA’s officers and directors have economic interests, which shares were acquired for a purchase price of approximately $0.01 per share prior to BRPA’s initial public offering, would be worthless because the Sponsor is not entitled to participate in any redemption or distribution from the trust account with respect to such shares. Such shares had an aggregate market value of $7,731,000 based upon the closing price of $34.36 per share on Nasdaq on the record date.

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The Sponsor purchased an aggregate of 272,500 Units in a private placement that occurred simultaneously with the closing of BRPA’s initial public offering for an aggregate purchase price of $2,725,000 (or $10.00 per Unit). All of the proceeds BRPA received from the purchase of these Units were placed in the trust account. If BRPA does not consummate a business combination by May 24, 2021 or if BRPA does not complete the Transactions with NeuroRx or another business combination by May 24, 2021 and does not wish to seek an additional extension, BRPA will begin the process of winding up, dissolving, and liquidating pursuant to the Charter. In such event, the Warrants and Rights underlying the private placement Units will expire and the shares of Common Stock underlying the private placement Units will be worthless because the Sponsor is not entitled to participate in any redemption or distribution from the trust account with respect to such shares. Such Units had an aggregate market value of $13,352,500 based upon the closing price of $49.00 per Unit on Nasdaq on April 28, 2021.

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Since BRPA’s inception, the Sponsor and A/Z Property Partners, LLC, each of which are affiliated with BRPA’s officers and directors, and BRAC, which is affiliated with EBC, have made loans from time to time to BRPA to fund certain capital requirements. Pursuant to the Merger Agreement, these working capital loans may be repaid upon the closing of the Transactions if the amount remaining in the trust account after taking into account conversions by BRPA public stockholders, plus any amounts raised in a financing, exceeds $5,000,000; amounts not repaid will be converted into two-year convertible promissory notes of BRPA with a principal amount of no more than $2,708,213.36, which bear interest at three percent (3%) per annum. However, if the Transactions are not consummated and BRPA does not consummate another business combination within the required time period, the loans will not be repaid and will be forgiven unless BRPA has funds outside of the trust account then available to it to repay such notes. As of the record date, an aggregate of approximately $2,708,213 principal amount of such loans is outstanding.

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A/Z Property Partners, LLC (“A/Z Partners”), an affiliate of Richard Ackerman, has agreed that if a business combination is not consummated and BRPA liquidates, it will be liable under certain circumstances to ensure that the proceeds in the trust account are not reduced by certain claims of target businesses or vendors or other entities that are owed money by BRPA for services rendered, contracted for or products sold to BRPA.

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BRPA has engaged EBC as an advisor to assist BRPA in identifying business combination targets and negotiating and completing an initial business combination for which EBC is entitled to a fee upon the closing of BRPA’s initial business combination. The BCMA provides that EBC will be paid a cash fee for such services upon the consummation of the business combination in an amount equal to $2.76 million. Pursuant to the Merger Agreement, EBC agreed to enter into the BCMA Amendment Agreement which will provide that, in lieu of the cash fee payable to EBC pursuant to the BCMA, BRPA will issue to EBC at the Effective Time an aggregate of 200,000 shares of Common Stock and the BCMA (as amended by the BCMA Amendment Agreement) will terminate immediately following the Effective Time. However, if the Transactions are not consummated and BRPA does not consummate another business combination within the required time period, EBC will not receive a fee for the services it has provided. Such shares had an aggregate market value of $6,872,000 based upon the closing price of $34.36 per share on Nasdaq on the record date.

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If BRPA is unable to complete a business combination within the required time period, it will pay the costs of any subsequent liquidation from its remaining assets outside of the trust account. If such funds are insufficient, A/Z Partners has agreed to pay the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $15,000) and has agreed not to seek repayment for such expenses.

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BRPA’s Charter currently provides for BRPA’s officers and directors to be indemnified by BRPA, and the officers and directors to be exculpated from monetary liability with respect to prior acts or omissions. Additionally, the Merger Agreement requires BRPA to maintain in effect “tail” directors’ and officers’ liability insurance covering BRPA’s outgoing officers and directors with respect to such acts or omissions. If the business combination is not consummated and BRPA liquidates, BRPA may not be able to perform its obligations to its officers and directors.

•

BRPA’s officers, directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on BRPA’s behalf, such as identifying and investigating possible business targets and business combinations. If a business combination is not consummated, these out-of-pocket expenses will not be repaid. As of the record date, no reimbursable expenses were outstanding.

In addition to the foregoing, at any time prior to the annual meeting, during a period when they are not then aware of any material nonpublic information regarding BRPA or its securities, BRPA’s officers and directors, the holders of insider shares, NeuroRx, the NeuroRx officers and directors and/or their respective affiliates may purchase Common Stock from institutional and other investors who vote, or indicate an intention to vote, against the business combination proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Common Stock or vote their shares of Common Stock in favor of the business combination proposal. The purpose of such purchases and other transactions would be to ensure that BRPA has in excess of $5,000,001 of net tangible assets to consummate the Transactions where it appears that such requirement would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement / prospectus / consent solicitation statement, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares owned by the Sponsor for nominal value.

Entering into any such arrangements may have a depressive effect on the Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares of

Common Stock at a price lower than market and may therefore be more likely to sell the Common Stock he owns, either prior to or immediately after the annual meeting.

As of the date of this proxy statement / prospectus / consent solicitation statement, there have been no such discussions and no agreements to such effect have been entered into with any such investor. BRPA will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the business combination proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Interests of NeuroRx’s Directors and Executive Officers in the Transactions

In considering the recommendation of the NeuroRx board of directors with respect to approving the Merger Agreement and Transactions by written consent, the NeuroRx stockholders should be aware that certain members of the board of directors and executive officers of NeuroRx have interests in the Transactions that may be different from, or in addition to, your interests as a stockholder. For example, some of NeuroRx’s executive officers are expected to become executive officers of NRX Pharmaceuticals upon the closing of the Transactions. Specifically, Jonathan Javitt, who is a director and officer of NeuroRx and William Fricker, Robert Besthof and Alessandra Daigneault, who are each officers of NeuroRx, are expected to become executive officers of NRX Pharmaceuticals upon the Closing, with Dr. Javitt becoming the Chairman of the Board and Chief Executive Officer, Mr. Fricker becoming the Chief Financial Officer and Treasurer, Robert Besthof becoming Chief Commercial and Patient Officer and Head of Operations and Ms. Daigneault becoming the General Counsel and Secretary. Additionally, certain current directors of NeuroRx, including Dr. Javitt, Daniel Troy, Patrick Flynn, Aaron Gorovitz, Sherry Glied and Chaim Hurvitz, are expected to become directors of NRX Pharmaceuticals following the Closing.

Recommendation to BRPA Stockholders

BRPA’s board of directors has determined that each of the proposals outlined above is fair to and in the best interests of BRPA and its stockholders and unanimously recommends that BRPA stockholders vote “FOR” the business combination proposal, “FOR” each of the charter proposals, “FOR” the bylaws proposal, “FOR” each of the Nasdaq proposals, “FOR” the election of all of the persons nominated by management for election as directors, “FOR” the plan proposal, and “FOR” the adjournment proposal, if presented.

Support Agreements

Pursuant to the Merger Agreement, on or prior to January 14, 2021, certain NeuroRx stockholders (“Supporting NeuroRx Stockholders”) who beneficially hold a sufficient number of shares of NeuroRx Common Stock and NeuroRx Preferred Stock to approve and adopt the Merger Agreement and to approve the consummation of the Transactions, entered into support agreements (“Support Agreements”) whereby such stockholders have agreed that, on or effective as of the tenth calendar day following the date that this proxy statement / prospectus / consent solicitation statement is disseminated to NeuroRx’s stockholders, each Supporting NeuroRx Stockholder will execute and deliver a written consent with respect to outstanding shares of NeuroRx Common Stock and NeuroRx Preferred Stock held by such Supporting NeuroRx Stockholder adopting the Merger Agreement and approving the Transactions (including conversion of any shares of NeuroRx Preferred Stock held by such stockholder). The Supporting NeuroRx Stockholders also vote against any Acquisition Proposal (as defined herein) and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other Transactions or result in a breach of any covenant, representation or warranty or other obligation or agreement of NeuroRx under the Merger Agreement that would result in the failure of any condition of the Merger Agreement to be satisfied or result in a breach of any covenant, representation or warranty or other obligation or agreement of such Supporting NeuroRx Stockholder contained in the Support Agreement. The shares of NeuroRx capital stock that are owned by the Supporting NeuroRx Stockholders and subject to the Support Agreements represent approximately 88.7% of the outstanding shares of NeuroRx Common Stock and approximately 84.4% of the outstanding shares of NeuroRx Preferred Stock, in each case as of the NeuroRx Record Date. The execution and delivery of written consents by all of the Supporting NeuroRx Stockholders will constitute the NeuroRx Stockholder Approval at the time of such delivery. The voting obligations set forth in the Support Agreements are subject to certain cut-backs in the event that the NeuroRx board changes its recommendation in order to enter into a definitive agreement with respect to a Superior Proposal (as defined herein). See “The Business Combination Proposal — Ancillary Agreements — Support Agreements” for more information.

NeuroRx Solicitation of Written Consents

Within ten calendar days following the dissemination of this proxy statement / prospectus / consent solicitation statement to the NeuroRx stockholders, the Supporting NeuroRx Stockholders will each execute an action by written consent of the NeuroRx stockholders adopting the Merger Agreement and approving the Transactions (including conversion of any shares of NeuroRx Preferred Stock held by such Supporting NeuroRx Stockholders). Therefore, it is expected that holders of a sufficient number of shares of NeuroRx Common Stock and NeuroRx Preferred Stock required to adopt the Merger Agreement and approve the Transactions will adopt the Merger Agreement and approve the Transactions, and no meeting of NeuroRx stockholders will be held. Nevertheless, all NeuroRx stockholders will have the opportunity to approve the Merger Agreement and Transactions by signing and returning to NeuroRx a written consent.

The adoption of the Merger Agreement and the approval of the Transactions requires the affirmative vote of (i) the holders of a majority of the outstanding shares of NeuroRx Common Stock and NeuroRx Preferred Stock, voting together as a single class on an “as-converted” to NeuroRx Common Stock basis, (ii) two-thirds of the outstanding shares of NeuroRx Series A Preferred Stock, voting as a separate class and (iii) two-thirds of the outstanding shares of NeuroRx Series B Preferred Stock, voting as a separate class, in each case, given in writing or at a meeting in accordance with the NeuroRx certificate of incorporation. In addition to the requirement of obtaining such stockholder approval, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Recommendation to NeuroRx Stockholders

NeuroRx’s board of directors has determined that the Merger Agreement and the Transactions are fair to and in the best interests of NeuroRx and its stockholders and unanimously recommends that NeuroRx stockholders approve by written consent NeuroRx entering into the Merger Agreement and consummating the Transactions.

Conditions to Closing

Mutual Conditions

The consummation of the Transactions is conditioned upon the following, among other things:

•	receipt of the BRPA Stockholder Approval and the NeuroRx Stockholder Approval;

•	BRPA shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) under the Exchange Act);

•

all specified waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”) shall have expired, and no order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority or statute, rule or regulation that is in effect and prohibits or enjoins the consummation of the Transactions;

•

the registration statement, of which this proxy statement / prospectus / consent solicitation statement forms a part, shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC that remains in effect with respect to the registration statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending;

•	each ancillary agreement required to be executed by the Merger Agreement shall have been executed and delivered by the parties thereto;

•

BRPA shall be and remain listed on Nasdaq and BRPA’s application to list the shares of Common Stock to be issued in connection with the Transactions (including the Earnout Shares) shall have been approved by Nasdaq, subject to official notice thereof and public holder requirements; and

•

the holders of Common Stock issued in BRPA’s initial public offering shall have had the opportunity to convert such shares into a pro rata portion of BRPA’s trust account in connection with the BRPA Stockholder Approval, and all such conversions shall have been completed.

The parties have not made a determination as to whether or not to waive the condition that BRPA shall be and remain listed on Nasdaq; any such determination would be expected to be made promptly following any delisting from Nasdaq.

Other Conditions to NeuroRx’s Obligations

The obligations of NeuroRx to consummate the Transactions are also conditioned upon, among other things:

•	the accuracy of the representations and warranties of BRPA (subject to certain bring-down standards);

•	performance in all material respects of the covenants of BRPA required by the Merger Agreement to be performed on or prior to the consummation of the Transactions;

•	no material adverse effect with respect to BRPA shall have occurred between the date of the Merger Agreement and the consummation of the Transactions;

•	BRPA being in compliance with the reporting requirements under the Securities Act and Exchange Act;

•	BRPA having delivered certain customary officer’s and secretary’s certificates;

•

NeuroRx having received an opinion from Tax Opinion Counsel (as defined in the Merger Agreement) that the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended;

•	the resignation of each officer and director of BRPA as of the Effective Time;

•	the adoption of an amended and restated certificate of incorporation of BRPA, in form and substance reasonably satisfactory to BRPA and NeuroRx;

•

BRPA shall have obtained approval from its stockholders to extend the deadline for BRPA to consummate its initial business combination from December 23, 2020 to April 23, 2021 (which has been obtained as of the date of this proxy statement / prospectus / consent solicitation statement); and

•	the outstanding loans to and borrowings by BRPA shall not exceed $2,708,213.36.

Other Conditions to BRPA’s and Merger Sub’s Obligations

The obligations of BRPA and Merger Sub to consummate the Transactions are also conditioned upon, among other things:

•	the accuracy of the representations and warranties of NeuroRx (subject to certain bring-down standards);

•	performance in all material respects of the covenants of NeuroRx required by the Merger Agreement to be performed on or prior to the consummation of the Transactions;

•	no material adverse effect with respect to NeuroRx shall have occurred between the date of the Merger Agreement and the consummation of the Transactions;

•	all outstanding loans or other indebtedness owed to NeuroRx by any insider shall have been repaid in full; and

•	NeuroRx having delivered certain customary officer’s and secretary’s certificates.

Waivers

Either BRPA or NeuroRx may waive any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and waive compliance with any agreements or conditions for the benefit of itself or such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement. Notwithstanding the foregoing, pursuant to BRPA’s Charter, BRPA cannot consummate the proposed business combination if it has less than $5,000,001 of net tangible assets remaining upon consummation of the Transactions, after taking into account the holders of Public Shares that properly demanded that BRPA convert their Public Shares for their pro rata share of the trust account.

Termination

The Merger Agreement may be terminated at any time prior to the Closing as follows:

•	by mutual written consent of BRPA and NeuroRx;

•

by written notice from either BRPA or NeuroRx if the other party has breached any of its covenants or representations and warranties such that the party’s closing conditions would not be satisfied at the closing of the Merger (subject to a thirty-day cure period);

•	by written notice from either BRPA or NeuroRx if the transactions are not consummated on or before May 24, 2021;

•

by written notice from either BRPA or NeuroRx if a governmental entity shall have issued a final, non-appealable governmental order, rule or regulation permanently enjoining or prohibiting the consummation of the Merger;

•	by written notice from either BRPA or NeuroRx if either the BRPA Stockholder Approval or the NeuroRx Stockholder Approval is not obtained in the time periods described in the Merger Agreement;

•

by written notice from NeuroRx prior to obtaining the NeuroRx Stockholder Approval in order to enter into a definitive agreement with respect to a Superior Proposal (as defined herein), if NeuroRx’s board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law; or

•	by written notice from either BRPA or NeuroRx if the shares of Common Stock are delisted from Nasdaq.

In the event that NeuroRx terminates the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal, NeuroRx is obligated to pay to BRPA a termination fee in the amount of $10,000,000 within three (3) business days of the notice of such termination.

Anticipated Material Tax Consequences of the Transactions

It is the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to NeuroRx, that for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to NeuroRx’s obligation to consummate the Merger that NeuroRx receive an opinion from Paul, Weiss, Rifkind, Wharton & Garrison LLP, dated as of the closing date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. On the basis of such opinion, a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences” beginning on page 277) of NeuroRx Common Stock (including the shares of NeuroRx Common Stock received upon the Preferred Stock Conversion) generally will not recognize any gain or loss upon the receipt of shares of BRPA capital stock in the Merger (including any Earnout Shares), but may recognize gain with respect to such U.S. Holder’s contingent right to a pro rata portion of the Earnout Cash. However, the timing and character of such gain (if any) will depend, in part, on whether such U.S. Holder reports such gain under the installment sale method. NeuroRx stockholders are urged to consult their tax advisors to understand fully the consequences to them of the transactions in their specific circumstances. For more information, see “Material U.S. Federal Income Tax Consequences — Material Tax Consequences of the Merger to U.S. Holders of NeuroRx Capital Stock” beginning on page 262.

Anticipated Accounting Treatment of the Transactions

It is anticipated that the business combination will be accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles (“GAAP”). Under this method of accounting, BRPA will be treated as the acquired company and NeuroRx will be treated as the acquirer for financial reporting purposes.

Regulatory Matters

The Transactions are not subject to any additional federal or state regulatory requirement or approval, except for the filing of required notifications and the expiration or termination of the required waiting periods under the HSR Act and filings with the State of Delaware necessary to effectuate the Merger.

Summary of Risk Factors

In evaluating the proposals to be presented at the annual meeting, a stockholder should carefully read this proxy statement / prospectus / consent solicitation and especially consider the factors discussed in the section entitled “Risk Factors.”

Some of the risks related NeuroRx’s business and industry are summarized below. Such risks include, but are not limited to:

•	Risks relating to NeuroRx’s business and industry, including that:

•	NeuroRx is an early-stage company with a history of losses and may not achieve or maintain profitability in the future;

•	NeuroRx’s limited operating history makes evaluating its business and future prospects difficult;

•	NeuroRx’s will need to raise additional capital to operate its business;

•	NeuroRx’s product candidates are in Phase IIb/III of clinical testing and have never been formulated or manufactured to the standards that will be required for sustained sales;

•	NeuroRx’s product candidates are subject to various regulatory approvals and regulators may impose limitations on approvals for the use or marketing of such product candidates;

•	NeuroRx may not be able to obtain or maintain exclusivity for its product candidates; and

•	NeuroRx depends on certain intellectual property licensed to it by third parties.

•	Risks relating to the business combination, including that:

•

The market price of shares of NRX Pharmaceuticals’ common stock after the business combination may be affected by factors different from those currently affecting the prices of shares of BRPA’s Common Stock;

•

BRPA did not obtain a third-party fairness opinion, and consequently, there is no assurance from an independent source that the merger consideration is fair to its stockholders from a financial point of view;

•

NeuroRx’s directors and officers may have interests in the business combination different from the interests of NeuroRx’s stockholders, and BRPA’s directors and officers may have interests in the business combination different from the interests of BRPA stockholders; and

•

The unaudited pro forma condensed combined financial information included in this proxy statement / prospectus / consent solicitation statement is preliminary and the actual financial condition and results of operations after the business combination may differ materially.

•	Risks relating to ownership of NRX Pharmaceuticals’ common stock following the business combination, including that:

•	Because the market price of shares of Common Stock will fluctuate, NeuroRx’s stockholders cannot be sure of the value of the merger consideration they will receive;

•	NRX Pharmaceuticals does not intend to pay dividends on the Common Stock for the foreseeable future.

•	Risks relating to the redemption of Public Shares, including that:

•	There is no guarantee that a BRPA stockholder’s decision whether to redeem its Public Shares will put such stockholder in a better future economic position; and

•

The ability of BRPA stockholders to exercise redemption rights with respect to a large number of shares could increase the probability that the business combination would be unsuccessful and that stockholders would have to wait for liquidation in order to redeem their stock.

SUMMARY HISTORICAL FINANCIAL INFORMATION

BRPA and NeuroRx are providing the following summary historical financial information to assist you in your analysis of the financial aspects of the Transactions.

BRPA

BRPA’s balance sheet data as of December 31, 2020 and 2019 and income statement data for the years ended December 31, 2020 and 2019 are derived from BRPA’s audited financial statements included elsewhere in this proxy statement / prospectus / consent solicitation statement.

BRPA’s balance sheet data as of March 31, 2021 and income statement data for the three months ended March 31, 2021 and 2020 are derived from BRPA’s unaudited financial statements included elsewhere in this proxy statement / prospectus / consent solicitation statement. The unaudited financial data presented have been prepared on a basis consistent with BRPA’s audited financial statements. In the opinion of BRPA’s management, such unaudited financial data reflects all adjustments, consisting only of normal and recurring adjustments necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected of the full year or any future period.

The summary information in the following tables should be read in conjunction with the sections entitled “Other Information Related to BRPA,” and “BRPA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and BRPA’s historical financial statements and the notes and schedules related thereto included elsewhere in this proxy statement / prospectus / consent solicitation statement.

	As of March 31,	As of December 31,
	2021	2020 (restated)	2019
	(Unaudited)
Balance Sheet Data:
Total assets	$6,027,759	$6,050,405	$32,074,694
Total liabilities	$4,087,716	$3,936,644	$2,574,205
Common stock subject to possible redemption, 0 and 2,305,335, shares at redemption value as of December 31, 2020 and December 31, 2019, respectively	$—	$—	$24,500,488

Total stockholders’ equity	$1,220,043	$2,113,761	$5,000,001

	For the Three Months Ended March 31,		For the year ended December 31,
	2021	2020	2020 (restated)	2019
	(Unaudited)
Statement of Operations Data:
Loss from operations	$(235,580)	$(119,300)	$(907,406)	$(713,187)
Interest income	$88	$113,077	$138,764	$1,205,820
Income before income taxes	$(893,718)	$345,848	$(1,071,669)	$492,633
Provision for income taxes	$—	$(72,628)	$(17,841)	$(84,206)
Net income (loss)	$(893,718)	$273,220	$(1,089,510)	$408,427
Weighted average shares outstanding, basic and diluted (1)	2,688,242	2,844,414	2,736,258	2,783,021
Basic and diluted net income (loss) per common share (2)	$(0.33)	$0.10	$(0.40)	$(0.11)

Statement of Cash Flows Data:
Net cash used in operating activities	$(178,896)	$(76,434)	$(598,617)	$(792,731)
Net cash provided by investing activities	$—	$25,926,275	$26,176,022	$40,246,581
Net cash provided by (used in) financing activities	$178,662	$(25,769,073)	$(25,576,945)	$(39,464,923)

(1)

Excludes an aggregate of up to 0 shares subject to possible redemption at March 31, 2021 and 2020 and up to 0 and 2,305,335 shares subject to possible redemption at December 31, 2020 and 2019, respectively.

(2)

Net loss per common share — basic and diluted excludes income attributable to common stock subject to possible redemption of $0 for the three months ended March 31, 2021 and 2020 and $0 and $703,894 for the years ended December 31, 2020 and 2019, respectively.

NeuroRx

The summary historical consolidated financial information for NeuroRx presented below for the years ended December 31, 2020 and 2019, and the summary consolidated balance sheet as of December 31, 2020 and 2019 have been derived from NeuroRx’s audited consolidated financial statements included elsewhere in this proxy statement / prospectus / consent solicitation statement.

The summary historical consolidated financial information presented below as of March 31, 2021 and for the three month period ended March 31, 2021 and 2020 have been derived from NeuroRx’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement / prospectus / consent solicitation statement. The unaudited financial data presented have been prepared on a basis consistent with NeuroRx’s audited consolidated financial statements. In the opinion of NeuroRx’s management, such unaudited financial data reflects all adjustments, consisting only of normal and recurring adjustments necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected of the full year or any future period.

The summary information in the following tables should be read in conjunction with “Selected Historical Consolidated Financial Information of NeuroRx,” “NeuroRx’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and NeuroRx’s consolidated financial statements and related notes thereto included elsewhere in this proxy statement / prospectus / consent solicitation statement.

	Three Months Ended March 31,		For the Years Ended December 31,
	2021	2020	2020	2019
	(Unaudited)
Statement of Operating Data:
Operating expenses:
Research and development	$2,908,705	$604,334	$10,625,032	$3,495,648
General and administrative	2,101,402	615,653	11,435,658	2,767,590
Settlement expense	21,365,641	—	39,486,139	—
Reimbursement of expenses from Relief Therapeutics	(771,245)	—	(10,160,421)	—

Total operating expenses	25,604,503	1,219,987	51,386,408	6,263,238

Loss from operations	(25,604,503)	(1,219,987)	$(51,386,408)	$(6,263,238)

Other expenses:
Gain on extinguishment of debt	$(120,810)	$—	$—	$—
Loss on conversion of convertible notes payable	—	306,641	306,641	—
Interest expense	5,181	36,268	56,695	303,057
Change in fair value of embedded put	—	27,160	27,160	162,866

Total other expenses	(115,629)	370,069	(390,496)	(465,923)

Loss before tax	(25,488,874)	(1,590,056)	(51,776,904)	(6,729,161)

Tax expense	—	—	—	—
Net loss	$(25,488,874)	$(1,590,056)	$(51,776,904)	$(6,729,161)

Balance Sheet Data:
Cash and cash equivalents	$13,271,579		$1,858,513	$877,421
Total assets	13,572,107		2,941,169	985,936
Total liabilities	7,189,099		46,719,641	5,836,886
Total stockholders’ deficit	6,383,008		(43,778,472)	(4,850,950)

Statement of Cash Flow Data:
Net cash used in operating activities	$(3,013,810)	$(832,657)	$(2,266,367)	$(5,542,325)
Net cash used in investing activities	$—	$—	$(1,501)	$(3,552)
Net cash provided by financing activities	$14,426,876	$226,994	$3,248,960	$5,802,002

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial data (the “summary pro forma data”) gives effect to the Transactions. The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP.

The summary pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information (the “pro forma financial statements”) of BRPA appearing elsewhere in this proxy statement / prospectus / consent solicitation statement and the accompanying notes to the pro forma financial statements. The pro forma financial statements are based upon, and should be read in conjunction with, the historical consolidated financial statements and related notes of BRPA and NeuroRx for the applicable periods included in this proxy statement / prospectus / consent solicitation statement.

The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what BRPA’s and NeuroRx’s financial position or results of operations actually would have been had the Transactions been completed as of the dates indicated. In addition, the summary pro forma data do not purport to project the future financial position or operating results of BRPA or NeuroRx.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of Common Stock:

•

Assuming Minimum Redemptions: This presentation assumes that no public stockholders of BRPA exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account.

•

Assuming Maximum Redemptions: This presentation assumes that stockholders holding 552,412 Public Shares will exercise their redemption rights for their pro rata share (approximately $10.00 per share) of the funds in the Trust Account. This scenario gives effect to Public Share redemptions for aggregate redemption payments of $5,524,120 using a $10.00 per share redemption price. The Merger Agreement includes as a condition to closing the Business Combination that, at the closing, BRPA will have a minimum of $5,000,001 of net tangible assets. Additionally, this presentation also contemplates that BRPA’s Initial Stockholders have agreed to waive their redemption rights with respect to their Founder Shares, Private Shares and Public Shares in connection with the completion of a Business Combination. This scenario includes all adjustments contained in the “minimum redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

	Pro Forma Combined
	Assuming Minimum Redemption	Assuming Maximum Redemption
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data
Three months ended March 31, 2021
Net Loss	$(26,519,564)	$(26,519,564)
Net loss per share (basic and diluted) attributable to common stockholders	$(0.49)	$(0.50)
Weighted average shares outstanding of common stock	53,730,162	52,877,750
Year ended December 31, 2020
Net Loss	$(55,440,326)	$(55,440,326)
Net loss per share (basic and diluted) attributable to common stockholders	$(1.03)	$(1.04)
Weighted average shares outstanding of common stock	53,730,162	52,877,750
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data
As of March 31, 2021
Total assets	$24,876,737	$19,352,617
Total liabilities	$9,149,705	$9,149,705
Total stockholders’ equity	$15,727,032	$10,202,912

COMPARATIVE PER SHARE INFORMATION

The following table sets forth summary historical comparative share and unit information for BRPA and NeuroRx and unaudited pro forma condensed combined per share information of BRPA after giving effect to the Transactions, assuming two redemption scenarios as follows:

•

Assuming Minimum Redemptions: This presentation assumes that no public stockholders of BRPA exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account.

•

Assuming Maximum Redemptions: This presentation assumes that stockholders holding 552,412 Public Shares will exercise their redemption rights for their pro rata share (approximately $10.00 per share) of the funds in the Trust Account. This scenario gives effect to Public Share redemptions for aggregate redemption payments of $5,524,120 using a $10.00 per share redemption price. The Merger Agreement includes as a condition to closing the Business Combination that, at the closing, BRPA will have a minimum of $5,000,001 of net tangible assets. Additionally, this presentation also contemplates that BRPA’s Initial Stockholders have agreed to waive their redemption rights with respect to their Founder Shares, Private Shares and Public Shares in connection with the completion of a Business Combination. This scenario includes all adjustments contained in the “minimum redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

The unaudited pro forma book value information reflects the Transactions as if they had occurred on March 31, 2021. The weighted average shares outstanding and net earnings per share information reflect the Transactions as if they had occurred on January 1, 2021.

This information is only a summary and should be read together with the summary historical financial information included elsewhere in this proxy statement / prospectus / consent solicitation statement, and the historical financial statements of BRPA and NeuroRx and related notes that are included elsewhere in this proxy statement / prospectus / consent solicitation statement. The unaudited pro forma combined per share information of BRPA and NeuroRx is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement / prospectus / consent solicitation statement.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of BRPA and NeuroRx would have been had the companies been combined during the periods presented.

			Pro Forma Combined		NeuroRx Equivalent Pro Forma Per Share Data (4)
	BRPA (3)	NeuroRx	Assuming Minimum Redemption	Assuming Maximum Redemption
As of and For the Three Months Ended March 31, 2021
Book Value per share (1)	$0.45	$0.57	$0.29	$0.19	$0.17
Weighted average shares outstanding of common stock (2)	2,688,242	11,284,247	53,730,162	52,877,750	37,238,015
Net Loss per share (basic and diluted) attributable to common stockholders	$(0.33)	$(2.26)	$(0.49)	$(0.50)	$(0.68)
As of and For the year ended December 31, 2020
Book Value per share (1) (5)	$0.64	$(4.04)	N/A	N/A	N/A
Weighted average shares outstanding of common stock (2)	3,282,844	10,845,240	53,730,162	52,877,750	35,789,292
Net loss per share (basic and diluted) attributable to common stockholders	$(0.40)	$(4.77)	$(1.03)	$(1.04)	$(1.45)

(1)	Book value per share means Total stockholders’ equity (deficit) divided by weighted average common shares outstanding.

(2)	Amounts inclusive of redeemable and non-redeemable common stock.
(3)	Amounts as of and for the year ended December 31, 2020 based on historical as restated.
(4)	The equivalent pro forma basic and diluted per share data for NeuroRX is calculated based on an expected exchange ratio of 3.3.
(5)	Pro forma balance sheet for the year ended December 31, 2020 not required and as such, no such calculation included in this table.

RISK FACTORS

You should carefully consider the following risk factors and all of the information contained in this proxy statement / prospectus / consent solicitation statement, including but not limited to, the matters addressed in the “Cautionary Statement Regarding Forward-Looking Statements”, and the financial information with respect to BRPA and NeuroRx before you decide whether to vote or instruct your vote to be cast to approve the proposals described in this proxy statement / prospectus / consent solicitation statement. Additional risks and uncertainties not currently known to BRPA or NeuroRx or that BRPA and NeuroRx currently do not consider to be material may also materially and adversely affect BRPA’s business, financial condition or results of operations following the consummation of the Transactions. Unless expressly indicated or the context requires otherwise, as used in this section, the terms “we,” “us,” and “our” refer to NeuroRx in the present tense or NRX Pharmaceuticals from and after the Business Combination.

Risks Related to an Early-Stage Company

We are an early-stage company with a history of losses. We have not been profitable historically and may not achieve or maintain profitability in the future.

We experienced net losses in each year since inception, including net losses of $6.7 million and $51.8 million for the years ended, December 31, 2019 and 2020, respectively, and $25.5 million through March 31, 2021. We believe we will continue to incur operating losses and negative cash flow in the near-term as we continue to invest significantly in our business, in particular across our research and development efforts, clinical trial programs and sales and marketing efforts.

These investments may not result in increased revenue or growth in our business. In addition, as a newly-public company, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company. These increased expenditures may make it harder for us to achieve and maintain future profitability. Until we have a product candidate approved by the FDA, which could take several years, revenue growth will not be possible, and we are unlikely to achieve or maintain profitability. Further, there can be no assurance that the products under development by us will be approved for sales in the US or elsewhere.

We expect a substantial portion of our revenue going forward to be generated from the sale and distribution of our product candidates, but until one of our product candidates is approved for sale, it is difficult for us to predict our future operating results. Even if we succeed in developing and commercializing one or more of our product candidates, we expect to incur substantial net losses and negative cash flows for the foreseeable future due in part to increasing research and development expenses, including clinical trials, and increasing expenses from leasing additional facilities and hiring additional personnel. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. Even if we do achieve profitability, we may not be able to sustain or increase profitability.

We may incur significant losses in the future for a number of reasons, including due to the other risks described in this proxy statement / prospectus / consent solicitation statement, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. As a result, our losses may be larger than anticipated, we may incur significant losses for the foreseeable future, and we may not achieve profitability when expected, or at all, and even if we do, we may not be able to maintain or increase profitability. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from our investment in acquiring customers or expanding our operations, this could have a material adverse effect on our business, financial condition and results of operations.

Our operating results and financial condition may fluctuate from period to period.

If and when any of our product candidates are successfully commercialized, we anticipate that our operating results and financial condition will fluctuate from quarter-to-quarter and year-to-year due to a number of factors, many of which will not be within our control. Both our business and the pharmaceutical industry are changing and evolving rapidly, and our operating results in any given year may not be useful in predicting our future operating results. If our operating results do not meet the guidance that we provide to the marketplace or the expectations of securities analysts or investors, the market price of our common stock will likely decline. Fluctuations in our future operating results and financial condition may be due to a number of factors, including:

•	our ability to manufacture our products in sufficient quantities with Chemical Manufacturing Controls that meet governmental regulatory standards;

•	the degree of acceptance of our products and services in the broader healthcare industry;

•	our ability to compete with competitors and new entrants into our markets;

•	the products and services that we are able to sell during any period;

•	the timing of our sales and distribution of our products to customers;

•	the geographic distribution of our sales;

•	changes in our pricing policies or those of our competitors, including our response to price competition;

•	changes in the amount that we spend to research and develop new products or technologies;

•	expenses and/or liabilities resulting from litigation;

•	delays between our expenditures to research and develop new or enhanced products or technologies, the necessary regulatory approvals and the generation of revenue from those products or technologies;

•	unforeseen liabilities or difficulties in integrating any businesses that we choose to acquire;

•	disruptions to our information technology systems or our third-party contract manufacturers;

•	general economic and or other conditions that affect customer demand;

•	the impact of the COVID-19 pandemic on customers, suppliers, manufacturers and operations; and

•	changes in accounting rules and tax laws.

We have a limited operating history upon which to base an investment decision.

Our limited operating history may hinder your ability to evaluate our prospects due to a lack of historical financial data and our unproven potential to generate profits. You should evaluate the likelihood of financial and operational success in light of the risks, uncertainties, expenses and difficulties associated with an early-stage business, many of which may be beyond our control, including:

•	our potential inability to continue to undertake preclinical studies, pharmaceutical development and clinical trials,

•	our potential inability to obtain regulatory approvals, and

•	our potential inability to manufacture, sell and market our products.

Our operations have been limited to organizing and staffing our company, acquiring, developing and securing our proprietary technology and intellectual property and undertaking preclinical studies and early-stage clinical trials of our principal product candidates. These operations provide a limited basis for you to assess our ability to commercialize our product candidates and the advisability of voting in favor of the Business Combination.

Further, we have no history of operating as a combined company with BRPA. The pro forma condensed combined financial information included in this proxy statement / prospectus / consent solicitation statement may not be a good prediction of our results of operations and financial condition following the business combination. See “Risk Factors — BRPA and NeuroRx have no history operating as a combined company. The unaudited pro forma condensed combined financial information may not be an indication of BRPA’s financial condition or results of operations following the business combination, and accordingly, you have limited financial information on which to evaluate BRPA and your investment decision.”

We need to raise additional capital to operate our business. If we fail to obtain the capital necessary to fund our operations, we will be unable to continue or complete our product development and you will likely lose the entire amount you had invested in BRPA or NeuroRx prior to the Business Combination.

We are a company focused on product development and have not generated any product revenues to date. Until, and if, we receive approval from the FDA and other regulatory authorities for our product candidates, we cannot sell our drugs and will not have product revenues. NeuroRx had cash and cash equivalents of approximately $1.9 million as of December 31, 2020, and we will need to continue to seek capital from time to time to continue to capitalize the development and commercialization of our product candidates and to acquire and develop other product candidates. Accordingly, we believe that we may need to raise substantial additional capital to fund our continuing operations and the development and commercialization of our product candidates before the end of calendar year 2021. We may raise capital through future share offerings, including the Share Subscription Facility with GEM, the issuance of debt instruments and grant monies. Our actual capital requirements will depend on many factors. For instance, our business or operations may change in a manner that would consume available funds more rapidly than anticipated and substantial additional funding may be required to maintain operations, fund expansion, develop new or enhanced products, acquire complementary products, business or technologies or otherwise respond to competitive pressures and opportunities, such as a change in the regulatory environment or a change in preferred depression treatment or COVID-19 treatment modalities. If we experience unanticipated cash requirements, we may need to seek additional sources of financing, which may not be available on favorable terms, if at all.

However, we may not be able to secure funding when we need it or on favorable terms. If we cannot raise adequate funds to satisfy our capital requirements, we will have to delay, scale-back or eliminate our research and development activities, clinical studies or future operations, we may be unable to complete planned nonclinical studies and clinical trials or obtain approval of our product candidates from the FDA and other regulatory authorities. In addition, we could be forced to discontinue product development, reduce or forego sales and marketing efforts and attractive business opportunities, reduce overhead, or discontinue operations. We may also be required to obtain funds through arrangements with collaborators, which arrangements may require us to relinquish rights to certain technologies or products that we otherwise would not consider relinquishing, including rights to future product candidates or certain major geographic markets. We may further have to license our technology to others. This could result in sharing revenues which we might otherwise retain for ourselves. Any of these actions may harm our business, financial condition and results of operations.

The amount of capital we may need depends on many factors, including the progress, timing and scope of our product development programs; the progress, timing and scope of our nonclinical studies and clinical trials; the time and cost necessary to obtain regulatory approvals; the time and cost necessary to further develop manufacturing processes and arrange for contract manufacturing; our ability to enter into and maintain collaborative, licensing and other commercial relationships; and our partners’ commitment of time and resources to the development and commercialization of our products.

We may be unable to access the capital markets and even if we can raise additional funding, we may be required to do so on terms that are dilutive to you.

The capital markets have been unpredictable in the recent past for unprofitable companies such as ours. In addition, it is generally difficult for companies to raise capital under current market conditions. The amount of capital that a company such as ours is able to raise often depends on variables that are beyond our control. While we have the ability under the Share Subscription Facility to require GEM to purchase up to approximately $96.4 million (based on an exchange rate of HKD$7.7776 to USD$1 as of April 9, 2021) of shares of Common Stock at a 10% discount to our market trading price, such prices may not be attractive to us and/or issuances may not be sufficient to satisfy our capital needs. As a result, we cannot assure you that we will be able to secure financing on terms attractive to us, or at all. If we are able to consummate a financing arrangement, the amount raised may not be sufficient to meet our future needs. If adequate funds are not available on acceptable terms, or at all, our business, results of operations, financial condition and our continued viability will be materially adversely affected.

It is not possible to predict the actual number of shares of Common Stock that we will sell under the Share Subscription Facility with GEM, or the gross proceeds resulting from those sales.

Subject to certain limitations in the Share Subscription Facility and compliance with applicable law, we have the discretion to deliver a placement notice to GEM at any time until October 18, 2022, the three year anniversary of the Share Subscription Facility agreement. The number of shares of Common Stock that are sold to GEM will fluctuate based on the market price of the Common Stock during the sales period. There is no minimum or maximum price of our Common Stock that we may sell to GEM. Because the price per share of each share sold will fluctuate during the sales period, it is not possible to predict the number of shares that will be sold or the gross proceeds we will raise in connection with those sales.

We will have broad discretion in using the proceeds of shares sold to GEM under the Share Subscription Facility, and we may not effectively spend the proceeds.

We are not limited in the use of proceeds of shares sold to GEM under the Share Subscription Facility. We may use such proceeds for working capital and general corporate purposes to support our growth, to pay dividends on our outstanding securities, or for acquisitions or other strategic investments. We have not allocated such funds to any particular purpose, and our management will have the discretion to allocate the proceeds as it determines. We may not apply the proceeds effectively.

Risks Related to NeuroRx’s Business and Industry

Our product candidates are in Phase IIb/III of clinical testing.

NRX-101 is in Phase IIb/III of clinical testing with Breakthrough Therapy Designation and a Special Protocol Agreement issued by the FDA on April 20, 2018. A Special Protocol Agreement is a mechanism by which the FDA indicates that the proposed clinical trial, if successful, will be adequate to support an application for drug approval. FDA approval requires that a drug candidate complete a Phase III study program, which tests the safety and efficacy of the drug candidate on a large sample of patients. The completion of the Phase III study program is estimated to cost less than $10 million and we anticipate having adequate access to capital to complete this trial. The NRX-101 Phase IIb/III trial (NCT 03396068) remains open and is anticipated to conclude later this year. Because NRX-101 is a Breakthrough Therapy, we anticipate being able to file for New Drug Approval (“NDA”) based upon a single, successful Phase III trial. The FDA has assigned three further nonclinical studies before we can submit an NDA with respect to NRX-101. These studies are expected to take approximately 6 months and cost less than $500,000 to complete. While we cannot predict with any certainty if or when we might submit an NDA for regulatory approval of NRX-101, we aim to submit an NDA to the FDA for the regulatory approval and commercialization of NRX-101 in the United States in the first quarter of 2022. Should NRX-101 be approved, we expect it will cost between $50 million and $100 million to commercialize the drug. We do not currently have the funds required for commercialization. However, NeuroRx management believes that funds for the commercialization of approved new drugs in unmet medical needs will generally be available.

NeuroRx has completed a 196-person Phase IIb/III clinical trial of intravenous ZYESAMI for the treatment of respiratory failure in patients with Critical COVID-19 (NCT04311697). NeuroRx hopes to file for Emergency

Use Authorization for ZYESAMI in the second quarter of 2021 based on the results of this trial. Should Emergency Use Authorization be granted, this would provide NeuroRx with a one year period during which ZYESAMI can be marketed for the treatment of COVID-19 in advance of an NDA. In general, an NDA for a non-Breakthrough Therapy requires two clinical trials that meet prespecified statistical endpoints. As described below, NeuroRx has completed one clinical trial that reached statistical significance using the prespecified statistical regression methodology that includes covariates for baseline disease severity and site of care. Specifically, the trial demonstrated statistically significant improvement in survival and in the likelihood of being alive and free of respiratory failure at 60 days among patients treated in tertiary care hospitals but not among patients treated at regional hospitals. The trial did not demonstrate statistical significance and did not meet its primary prespecified endpoint without that statistical adjustment to trial data.

The National Institutes of Health has launched a second Phase III trial, funded by the National Institute of Allergy and Infectious Diseases (NIAID), which compares ZYESAMI to placebo and also to Veklury (remdesivir), a COVID-19 treatment offered by Gilead Sciences (Nasdaq:GILD) alone and in combination with ZYESAMI. This trial is called ACTIV-3b: Therapeutics for Severely Ill Inpatients With COVID-19 (TESICO) (NCT 04843761) and began enrolling patients in April 2021. Should it achieve its primary endpoint of increased likelihood of Recovery from Respiratory Failure at 90 days compared to placebo, this trial would qualify as a second Phase III trial in support of an NDA for ZYESAMI. We cannot predict with any certainty whether this trial will achieve its primary endpoint or if or when we might submit an NDA for regulatory approval, although we expect to submit an NDA to the FDA for approval of ZYESAMI for the treatment of COVID-19 by year end 2021. Safety and efficacy determinations are within FDA’s purview and clinical trial results do not guarantee regulatory approval. Failure to obtain FDA approval of ZYESAMI, or a delay in our submission of an NDA for approval of ZYESAMI, could have a material adverse effect on our business and results of operations.

FDA has not explained how the Congressionally-mandated standard of “may be effective” will be applied to ZYESAMI in FDA’s consideration of NeuroRx’s future application for Emergency Use Authorization.

Emergency Use Authorization is a form of temporary marketing authorization that the FDA may grant to an investigational drug at times when the Secretary of Health and Human Services has declared a Public Health Emergency to exist. This declaration was made by the Secretary of Health and Human Services in March 2020 in relation to the COVID-19 pandemic. In order to grant Emergency Use Authorization, the FDA must determine that an investigational drug “may be effective” in treating the disease that is the subject of the Public Health Emergency. The FDA has not advised NeuroRx how it will determine whether efficacy has been demonstrated in the context of an Emergency Use Authorization request relating to COVID-19 with Respiratory Failure. An FDA determination that ZYESAMI does not meet the “may be effective” standard could have a material adverse effect on our business and results of operations.

Our product candidates have never been formulated or manufactured to the standards that will be required for sustained sales.

NRX-101 has been formulated under cGMP and long-term (i.e., five year) stability has been achieved for our solid dose formulation of NRX-101. This formulation is deemed ready for transfer to a commercial scale cGMP manufacturing facility.

A long-term stable formulation of aviptadil for intravenous or inhaled use has not been yet been achieved by us or, to our knowledge, by any pharmaceutical manufacturer. Nevertheless, we have been able to reliably supply intravenous aviptadil with 60-day shelf life (“Before Use Date”) that meets cGMP standards with manufacturing batch records reviewed by the FDA in our clinical trials.

NeuroRx has partnered with Nephron Pharmaceuticals (West Columbia, SC) to develop a long-term stable commercial presentation of aviptadil. NeuroRx believes it has identified the root cause of this failure of stability and has identified several paths that it deems likely to achieve a long-term shelf stable product. However, we may fail to achieve a long-term shelf-stable formulation of ZYESAMI and may be forced to supply material to the marketplace with only short-term (e.g., 60 day) stability, which might require us to accept returns of expired product in order to maintain customer good will. Alternatively, we might be forced to supply ZYESAMI in a form which requires freezing until use which would substantially increase our supply chain costs and make our product less attractive to end-users than products that can be stored at room temperature or under refrigeration.

Funding of clinical development costs and formulation costs of Aviptadil may lead to a dispute with Relief Therapeutics.

When NeuroRx entered into the Relief Agreement (as defined below) with Relief Therapeutics, the expectation was that clinical success of aviptadil for treatment of COVID-19 Respiratory Failure could be demonstrated in a clinical trial of 144 patients over 28 days. In fact, the clinical trial required 196 patients and the FDA amended its guidance to provide for a 60-day observation period to demonstrate success. The additional costs of the increased patient trial population and increased time frame from 28 days to 60 days has been borne by NeuroRx as Relief Therapeutics has, to date, not funded these additional costs. In addition, NeuroRx discovered that the formulation and stability data provided by Relief Therapeutics in its Investigational Medicinal Products Dossier (“IMPD”), which Relief Therapeutics submitted to European Regulators was non-reproducible. The IMPD data documented 18 months or longer shelf stability for aviptadil acetate in saline, a product that is designated as RLF-100 in the Relief Agreement. NeuroRx advised Relief Therapeutics in January 2021 that the formulation documented in the IMPD yielded only 60-day stability and began developing a longer stability product, ZYESAMI, aiming for a shelf life of at least one year. Under the Relief Agreement, all costs of formulation and Chemical Manufacturing Controls (CMC) are the obligation of Relief Therapeutics. As of May 20, 2021, Relief Therapeutics has not funded the costs of re-formulation of aviptadil into a shelf stable product, which has required NeuroRx to deploy capital from alternative investors. NeuroRx reaffirms its commitment to honoring its collaboration agreement with Relief Therapeutics and is committed to resolving these issues with Relief Therapeutics in an amicable manner, although these circumstances may lead to a dispute with Relief Therapeutics regarding what share of profits Relief Therapeutics should be entitled to receive based upon its reduced participation in the project.

If we fail to obtain or maintain necessary FDA clearances for our products, or if such clearances are delayed, we will be unable to commercially distribute and market our products.

Our products are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities. The process of seeking regulatory clearance or approval to market a drug product is expensive and time consuming and, notwithstanding the effort and expense incurred, clearance or approval is never guaranteed. If we are not successful in obtaining timely clearance or approval of our products from the FDA, we may never be able to generate significant revenue and may be forced to cease operations. In particular, the FDA permits commercial distribution of a new drug product only after the product has received approval of a New Drug Application (“NDA”) filed with the FDA pursuant to 21 C.F.R. § 314, seeking permission to market the product in interstate commerce in the United States. The NDA process is costly, lengthy and uncertain. Any NDA application filed by NeuroRx will have to be supported by extensive data, including, but not limited to, technical, nonclinical, clinical trial, manufacturing and labelling data, to demonstrate to the FDA’s satisfaction the safety and efficacy of the product for its intended use.

Obtaining clearances or approvals from the FDA and from the regulatory agencies in other countries could result in unexpected and significant costs for us and consume management’s time and other resources. The FDA and other agencies could ask us to supplement our submissions, collect non-clinical data, conduct additional clinical trials or engage in other time-consuming actions, or they could simply deny our applications. In addition, even if we obtain an NDA approval or pre-market approvals in other countries, the approval could be revoked or other restrictions imposed if post-market data demonstrates safety issues or lack of effectiveness. We cannot predict with certainty how, or when, the FDA will act. If we are unable to obtain the necessary regulatory approvals, our financial condition and cash flow may be adversely affected, and our ability to grow domestically and internationally may be limited. Additionally, even if cleared or approved, NeuroRx’s products may not be approved for the specific indications that are most necessary or desirable for successful commercialization or profitability.

Our revenue stream will depend upon third party reimbursement.

Once our product candidates are cleared or approved by the FDA or from the regulatory agencies in other countries, the commercial success of our products in both domestic and international markets will be substantially dependent on whether third-party coverage and reimbursement is available for patients that use our products. However, the availability of insurance coverage and reimbursement for newly approved drugs is uncertain, and therefore, third-party coverage may be particularly difficult to obtain even if our products are approved by the FDA as safe and efficacious. Many patients using existing approved therapies are generally reimbursed all or part of the product cost by Medicare or other third-party payors. Medicare, Medicaid, health maintenance organizations and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new drugs, and, as a result, they may not cover or provide adequate payment for these products. Submission of applications for reimbursement approval generally does not occur prior to the filing of an NDA for that product and may not be granted for as long as many months after NDA approval. In order to obtain reimbursement arrangements for these products, we or our commercialization partners may have to agree to a net sales price lower than the net sales price we might charge in other sales channels. The continuing efforts of government and third-party payors to contain or reduce the costs of healthcare may limit our revenue. Initial dependence on the commercial success of our products may make our revenues particularly susceptible to any cost containment or reduction efforts.

We may have conflicts with our partners that could delay or prevent the development or commercialization of our product candidates.

We may have commercial conflicts with our partners, such as the interpretation of contractual obligations, payments for services, development obligations or the ownership of intellectual property developed during our collaboration. If any conflicts arise with any of our partners, such partner may act in a manner that is adverse to our best interests. Any such disagreement could result in one or more of the following, each of which could delay or prevent the development or commercialization of our product candidates, and in turn prevent us from generating revenues: unwillingness on the part of a partner to pay us a share in profits that we believe are due to us under a collaboration; uncertainty regarding ownership of intellectual property rights arising from our collaborative activities, which could prevent us from entering into additional collaborations; unwillingness on the part of a partner to keep us informed regarding the progress of its development and commercialization activities or to permit public disclosure of the results of those activities; initiating of litigation or alternative dispute resolution options by either party to resolve the dispute; or attempts by either party to terminate the agreement.

Our products will face significant competition in the markets for such products, and if they are unable to compete successfully, our business will suffer.

Our products candidates face, and will continue to face, intense competition from large pharmaceutical companies, specialty pharmaceutical and biotechnology companies as well as academic and research institutions. We compete in an industry that is characterized by: (i) rapid technological change, (ii) evolving industry standards, (iii) emerging competition and (iv) new product introductions. Our competitors have existing products and technologies that will compete with our products and technologies and may develop and commercialize additional products and technologies that will compete with our products and technologies. Because several competing companies and institutions have greater financial resources than us, they may be able to: (i) provide broader services and product lines, (ii) make greater investments in research and development, and (iii) carry on larger R&D initiatives. Our competitors also have greater development capabilities than we do and have substantially greater experience in undertaking nonclinical and clinical testing of products, obtaining regulatory approvals, and manufacturing and marketing pharmaceutical products. They also have greater name recognition and better access to customers than us. Our chief competitors in the psychiatry area include companies such as Johnson and Johnson, Pfizer, Eli Lilly, Sage Therapeutics, Axsome, and Relmada, among others. We are not aware of any other investigational COVID-19 therapeutics that address ZYESAMI’s unique mechanism of action. Furthermore, in our many interactions with the U.S Department of Health and Human Services, Operation Warp Speed and the National Institutes of Health, no direct competitor has been identified.

We are faced with intense competition and rapid technological change, which may make it more difficult for us to achieve significant market penetration. If we cannot compete successfully for market share against other drug companies, we may not achieve sufficient product revenues and our business will suffer.

The market for our product candidates is characterized by intense competition and rapid technological advances. If our product candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. If our competitors’ existing products or new products are more effective than or considered superior to our future products, the commercial opportunity for our product candidates will be reduced or eliminated. Existing or future competing products may provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or may offer comparable performance at a lower cost. We face competition from fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. If we are successful in penetrating the relevant markets for treatment with our product candidates, other companies may be attracted to the market. Many of our competitors have products already approved or in development. In addition, many of these competitors, either alone or together with their collaborative partners, are larger than we are and have substantially greater financial, technical, research, marketing, sales, distribution and other resources than we do. Our competitors may develop or market products that are more effective or commercially attractive than any that we are developing or marketing. Our competitors may obtain regulatory approvals, and introduce and commercialize products before we do. These developments could have a significant negative effect on our financial condition. Even if we are able to compete successfully, we may not be able to do so in a profitable manner.

Future products may never achieve market acceptance.

Future products that we may develop may never gain market acceptance among physicians, patients and the medical community. The degree of market acceptance of any of our products will depend on a number of factors, including the actual and perceived effectiveness and reliability of our products; the results of any long-term clinical trials relating to use of our products; the availability, relative cost and perceived advantages and disadvantages of alternative technologies; the degree to which treatments using our products are approved for reimbursement by public and private insurers; the strength of our marketing and distribution infrastructure; and the level of education and awareness among physicians and hospitals concerning our products. Failure of any of our products to significantly penetrate current or new markets would negatively impact our business, financial condition and results of operations.

To be commercially successful, physicians must be persuaded that using our products are effective alternatives to existing therapies and treatments.

We believe that doctors and other physicians will not widely adopt our products unless they determine, based on experience, clinical data, and published peer reviewed journal articles, that the use of our products provides an effective alternative to other therapies and treatments. Patient studies or clinical experience may indicate that treatment with our products does not provide patients with sufficient benefits and/or improvement in quality of life. We believe that recommendations and support for the use of our products from influential physicians will be essential for widespread market acceptance. Our products are still in the development stage and it is premature to attempt to gain support from physicians at this time. We can provide no assurance that such support will ever be obtained. If our products do not receive such support from these physicians and from long-term data, physicians may not use or continue to use, and hospitals may not purchase or continue to purchase, our products.

We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.

The testing and marketing of medical products entail an inherent risk of product liability. We may be held liable if serious adverse reactions from the use of our product candidates occur. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with corporate collaborators. We currently carry clinical trials liability insurance, but we do not currently carry product liability insurance. While we plan to obtain product liability insurance as we near commercialization, we, or any corporate collaborators, may not be able to obtain insurance at a reasonable cost, if at all. Even if our agreements with any future corporate collaborators entitle us to indemnification against losses, such indemnification may not be available or adequate if any claim arises.

We do not anticipate obtaining orphan drug protection for the treatment of COVID-19.

The Orphan Drug Act provides incentives for the development of drugs intended to treat rare diseases or conditions, which generally are diseases or conditions affecting less than 200,000 individuals annually in the United States, or affecting more than 200,000 in the United States and for which there is no reasonable expectation that the cost of developing and making the drug available in the United States will be recovered from United States sales. Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical study costs, tax advantages, and user-fee waivers. Further, if a product that has orphan drug designation subsequently receives FDA approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, i.e., for seven years, the FDA may not approve any other applications to market the same drug for the same indication, except in very limited circumstances, including if a competitive product is shown to be clinically superior to the product that was granted orphan exclusivity. COVID-19 is not considered a rare disease and the FDA has advised us that any potential benefits afforded to aviptadil based on an orphan drug designation would not apply to its use for the treatment of COVID-19.

We may not be able to obtain Hatch-Waxman Act marketing exclusivity or equivalent regulatory data exclusivity protection in other jurisdictions for our products.

We intend to rely, in part, on Hatch-Waxman exclusivity for the commercialization of our products in the United States. The Hatch-Waxman Act provides marketing exclusivity to the first applicant to gain approval of an NDA under specific provisions of the Food, Drug and Cosmetic Act for a product using an active ingredient that the FDA has not previously approved (five years) or for a new dosage form, route or indication (three years). This market exclusivity will not prevent the FDA from approving a competitor’s NDA if the competitor’s NDA is based on studies it has performed and not on our studies. However, there can be no assurance that we will obtain Hatch-Waxman exclusivity for our products or that such exclusivity, if obtained, will protect us from direct competition.

Similarly, in the European Union, new products authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization, which, if obtained, would prevent generic applicants from relying on our preclinical and clinical trial data. However, there can be no assurance that European authorities will grant data exclusivity for our products. Even if European data exclusivity is granted for our products, that may not protect us from direct competition. A competitor with a generic version of our products may be able to obtain approval of their product during our product’s period of data exclusivity by submitting a marketing authorization application (MAA) with a less than full package of nonclinical and clinical data.

We intend to undertake international operations, which will subject us to risks inherent with operations outside of the United States.

Although we do not have any foreign operations at this time, we intend to seek to obtain market clearances in foreign markets that we deem to generate significant opportunities. However, even with the cooperation of a commercialization partner, conducting drug development in foreign countries involves inherent risks, including, but not limited to: difficulties in staffing, funding and managing foreign operations; unexpected changes in regulatory requirements; export restrictions; tariffs and other trade barriers; difficulties in protecting, acquiring, enforcing and litigating intellectual property rights; fluctuations in currency exchange rates; and potentially adverse tax consequences.

We will need to obtain approvals from the appropriate regulatory, pricing and reimbursement authorities to market any of our proposed products internationally, and we may be unable to obtain foreign regulatory approvals. Pursuing foreign regulatory approvals will be time-consuming and expensive. The regulations can vary among countries and foreign regulatory authorities may require different or additional clinical trials than the trials we conducted to obtain FDA approval for our product candidates. In addition, adverse clinical trial results in such countries, such as death or injury due to side effects, could jeopardize not only regulatory approval, but if approval is granted, may also lead to marketing restrictions. Our product candidates may also face foreign regulatory requirements applicable to controlled substances.

If we were to experience any of the difficulties listed above, or any other difficulties, any international development activities and our overall financial condition may suffer and cause us to reduce or discontinue our international development and registration efforts.

International commercialization of our product candidates requires successful collaborations.

We plan to commercialize some of our products internationally through collaborative relationships with foreign partners. We have limited foreign regulatory, clinical and commercial resources. Future partners are critical to our international success. However, we may not be able to enter into collaboration agreements with appropriate partners for important foreign markets on acceptable terms, or at all. Future collaborations with foreign partners may not be effective or profitable for us.

Our business activities have been disrupted due to the outbreak of the COVID-19 pandemic.

We face various risks and uncertainties related to the global outbreak of a new strain of coronavirus, COVID-19. In recent months, the continued spread of COVID-19 has led to disruption and volatility in the global economy and capital markets, which increases the cost of capital and adversely impacts access to capital. Government-enforced travel bans, business closures, and work-from-home or shelter-in-place orders around the world have significantly impacted our ability to conduct clinical trials, obtain supplies of needed materials and, in general, further the development of our business. It has, and may continue to, disrupt our third-party contract manufacturers and supply chain. We have also incurred increased overhead costs associated with the COVID-19 pandemic, including costs arising from protocols intended to reduce the risk of transmission among our employees and business partners. Furthermore, if significant portions of our workforce are unable to work effectively, including because of illness, quarantines, safety considerations, government actions, facility closures, remote working or other restrictions in connection with the COVID-19 pandemic, our operations will likely be adversely impacted.

Further, the COVID-19 pandemic, and the volatile global economic conditions stemming from the pandemic, could precipitate or amplify the other risks that we identify in this “Risk Factors” section.

We are continuing to monitor the latest developments regarding the COVID-19 pandemic on our business, operations and financial condition and results, and have made certain assumptions regarding the pandemic for purposes of our operational planning and financial projections, including assumptions regarding the duration and severity of the pandemic and the global macroeconomic impact of the pandemic. Despite careful tracking and planning, however, we are unable to accurately predict the extent of the impact of the pandemic on our business, operations and financial condition and results due to the uncertainty of future developments. If the COVID-19 pandemic continues for a prolonged duration, the research and development of our products will be delayed and we may be unable to perform fully on our contracts, which will likely result in increases in costs and reduction in revenue. These cost increases may not be fully recoverable or adequately covered by insurance. The long-term effects of COVID-19 to the global economy and to us are difficult to assess or predict and may include a decline in the market prices of our products, risks to employee health and safety, risks for the deployment of our products and services and reduced sales in geographic locations impacted. Any prolonged restrictive measures put in place in order to control COVID-19 or other adverse public health developments in any of our targeted markets may have a material and adverse effect on our business operations and results of operations.

For additional information on how the COVID-19 pandemic has already impacted our business, operations and financial condition and results, see our historical consolidated financial statements, presented elsewhere in this proxy statement / prospectus / consent solicitation statement.

Global economic, political and social conditions and uncertainties in the market that we serve may adversely impact our business.

Our performance depends on the financial health and strength of our customers, which in turn is dependent on the economic conditions of the markets in which we and our customers operate. The recent declines in the global economy, difficulties in the financial services sector and credit markets, continuing geopolitical uncertainties and other macroeconomic factors all affect the spending behavior of potential customers. The economic uncertainty in Europe, the United States, India, China and other countries may cause end-users to further delay or reduce technology purchases.

We also face risks from financial difficulties or other uncertainties experienced by our suppliers, distributors or other third parties on which we rely. If third parties are unable to supply us with required materials or components or otherwise assist us in operating our business, our business could be harmed.

For example, the possibility of an ongoing trade war between the United States and China may impact the cost of raw materials, finished products or components used in our products and our ability to sell our products in markets controlled or heavily influenced by China. Other changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment could also adversely affect our business. In addition, the ongoing negotiations about transitioning the United Kingdom from the European Union following its formal exit on January 31, 2020 may result in the imposition of tariffs that could have an adverse impact on our results of operation. Additionally, there also is a risk that other countries may decide to leave the European Union. This uncertainty surrounding this transition not only potentially affects our business opportunities in the United Kingdom and the European Union, but also may have an effect on global economic conditions and the stability of global financial markets, which in turn could have a material adverse effect on our business, financial condition and results of operations. In extreme cases, we could experience interruptions in production due to the processing of customs formalities or reduced customer spending in the wake of weaker economic performance. If global economic conditions remain volatile for a prolonged period or if European economies experience further disruptions, our results of operations could be adversely affected.

We may not be successful in hiring and retaining key employees.

Our future operations and successes depend in large part upon the continued service of key members of our senior management team whom we are highly dependent upon to manage our business, specifically Dr. Jonathan Javitt, our Chief Executive Officer. If he terminates employment with us, such a departure would have a material adverse effect on our business.

Our future success also depends on our ability to identify, attract, hire or engage, retain and motivate other well-qualified managerial, technical, clinical and regulatory personnel. We will need to hire additional qualified personnel with expertise in nonclinical pharmacology and toxicology, pharmaceutical development, clinical research, regulatory affairs, manufacturing, sales and marketing. We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals, particularly in the United States, is intense, and we may not be able to hire sufficient personnel to support our efforts. There can be no assurance that these professionals will be available in the market, or that we will be able to retain existing professionals or to meet or to continue to meet their compensation requirements. Furthermore, the cost base in relation to such compensation, which may include equity compensation, may increase significantly, which could have a material adverse effect on us. Failure to establish and maintain an effective management team and work force could adversely affect our ability to operate, grow and manage our business.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to:

•	comply with FDA regulations or similar regulations of comparable foreign regulatory authorities; provide accurate information to the FDA or comparable foreign regulatory authorities;

•	comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities;

•	report financial information or data accurately; or

•	disclose unauthorized activities to us.

In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self- dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We have adopted a Business Code of Conduct, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

Our relationships with customers and payors will be subject to applicable anti-kickback, fraud and abuse, transparency, and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens, and diminished profits and future earnings.

Healthcare providers, physicians and payors play a primary role in the recommendation and prescription of any product candidates for which we may obtain marketing approval. Our arrangements with payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any product candidates for which we may obtain marketing approval. Restrictions under applicable federal, state and foreign healthcare laws and regulations may affect our ability to operate, including:

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the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid;

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the federal False Claims Act, which imposes criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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state and foreign anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental payors, including private insurers;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and its implementing regulations, which also imposes obligations on certain covered entity healthcare providers, health plans, and healthcare clearinghouses as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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laws which require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restricting payments that may be made to healthcare providers; and

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federal laws requiring drug manufacturers to report information related to payments and other transfers of value made to physicians and other healthcare providers, as well as ownership or investment interests held by physicians and their immediate family members, including under the federal open payments program, as well as other state and foreign laws regulating marketing activities.

Managing our growth as we expand operations may strain our resources and we may not successfully manage our growth.

We expect to need to grow rapidly in order to support additional, larger, and potentially international, pivotal clinical trials of our drug candidates, which will place a significant strain on our financial, managerial and operational resources. In order to achieve and manage growth effectively, we must continue to improve and expand our operational and financial management capabilities. Moreover, we will need to increase staffing and to train, motivate and manage our employees. All of these activities will increase our expenses and may require us to raise additional capital sooner than expected. If we grow significantly, such growth will place a significant strain on our management and on our administrative, operational and financial resources. To manage this growth, we must expand our facilities, augment our operational, financial and management systems, internal controls and infrastructure and hire and train additional qualified personnel. Our future success is heavily dependent upon growth and acceptance of our future products. If we are unable to scale our business appropriately or otherwise adapt to anticipated growth and new product introduction, our business and financial condition will be harmed.

We may expand our business through the acquisition of rights to new drug candidates that could disrupt our business, harm our financial condition and may also dilute current stockholders’ ownership interests in our company.

Our business strategy includes expanding our products and capabilities, and we may seek acquisitions of drug candidates or technologies to do so. Acquisitions involve numerous risks, including substantial cash expenditures; potentially dilutive issuances of equity securities; incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition; difficulties in assimilating the acquired technologies or the operations of the acquired companies; diverting our management’s attention away from other business concerns; risks of entering markets in which we have limited or no direct experience; and the potential loss of our key employees or key employees of the acquired companies.

We cannot assure you that any acquisition will result in short-term or long-term benefits to us. We may incorrectly judge the value or worth of an acquired product, company or business. Any such transaction could also result in impairment of goodwill and other intangibles, write-offs and other related expenses. In addition, our future success would depend in part on our ability to manage the rapid growth associated with some of these acquisitions. We cannot assure you that we will be able to make the combination of our business with that of acquired products, businesses or companies work or be successful. Furthermore, the development or expansion of our business or any acquired products, business or companies may require a substantial capital investment by us. We may not have these necessary funds or they might not be available to us on acceptable terms or at all. We may also seek to raise funds by selling shares of our preferred or common stock, which could dilute each current stockholder’s ownership interest in NRX Pharmaceuticals.

If we cannot compete successfully for market share against other drug companies, we may not achieve sufficient product revenues and our business will suffer.

The market for our drug candidates is characterized by intense competition and rapid technological advances. If our drug candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. Existing or future competing products may provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or may offer comparable performance at a lower cost. If our products are unable to capture and maintain market share, we may not achieve sufficient product revenues and our business will suffer.

We and our collaborators will compete for market share against fully integrated pharmaceutical companies or other companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors have drugs already approved or drug candidates in development that will or may compete against our approved drug candidates. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in:

•	developing drugs;

•	conducting preclinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of drugs;

•	formulating and manufacturing drugs; and

•	launching, marketing, distributing and selling drugs.

Government agencies, professional and medical societies, and other groups may establish usage guidelines that apply to our Law enforcement concerns over diversion of opioids and social issues around abuse of opioids may make the regulatory approval process and commercialization of our drug candidates very difficult.

Media stories regarding the diversion of opioids and other controlled substances are commonplace. Law enforcement agencies or regulatory agencies may apply policies that seek to limit the availability of opioids. Such efforts may adversely affect the regulatory approval and commercialization of our drug candidates.

Developments by competitors may render our products or technologies obsolete or non-competitive.

Alternative technologies and products are being developed to treat depression and some may target suicidal bipolar depression and PTSD. Numerous sponsors are attempting to develop drugs to treat critical COVID-19. Many of these organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. Our competitors may market less expensive or more effective drugs that would compete with our drug candidates or reach market with competing drugs before we are able to reach market with our drug candidates. These organizations also compete with us to attract qualified personnel and partners for acquisitions, joint ventures or other collaborations.

Business interruptions could limit our ability to operate our business.

Our operations as well as those of our collaborators on which we depend are vulnerable to damage or interruption from computer viruses, human error, natural disasters, electrical and telecommunication failures, international acts of terror and similar events. We have not established a formal disaster recovery plan and our back-up operations and our business interruption insurance may not be adequate to compensate us for losses we may suffer. A significant business interruption could result in losses or damages incurred by us and require us to cease or curtail our operations.

Cyber security attacks, internal system or service failures may adversely impact our business and operations.

Any system or service disruptions, including those caused by projects to improve our information technology systems, if not anticipated and appropriately mitigated, could disrupt our business and impair our ability to effectively provide products and related services to our customers and could have a material adverse effect on our business. We could also be subject to systems failures, including network, software or hardware failures, whether caused by us, third-party service providers, intruders or hackers, computer viruses, natural disasters, power shortages or terrorist attacks. Cyber security threats are evolving and include, but are not limited to, malicious software, phishing and other unauthorized attempts to gain access to sensitive, confidential or otherwise protected information related to us or our products, customers or suppliers, or other acts that could lead to disruptions in our business. The COVID-19 pandemic has forced many of our employees to shift to work-from-home arrangements, which increases our vulnerability to email phishing, social engineering or “hacking” through our remote networks, and similar cyber-attacks aimed at employees working remotely. Because the techniques used by cyber-attackers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these tactics. Any such failures to prevent or mitigate cyber-attacks could cause loss of data and interruptions or delays in our business, cause us to incur remediation costs or subject us to claims and damage our reputation. In addition, the failure or disruption of our communications or utilities could cause us to interrupt or suspend our operations or otherwise adversely affect our business. Although we utilize various procedures and controls to monitor and mitigate the risk of these threats, including contracting with an outside cyber security firm to provide constant monitoring of our systems, and training our employees to recognize attacks, there can be no assurance that these procedures and controls will be sufficient. Our property and business interruption insurance may be inadequate to compensate us for all losses that may occur as a result of any system or operational failure or disruption which would adversely affect our business, results of operations and financial condition. Moreover, expenditures incurred in implementing cyber security and other procedures and controls could adversely affect our results of operations and financial condition.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could impair our ability to produce timely and accurate financial statements or comply with applicable regulations and have a material adverse effect on our business.

We have been operating as a private company. Following the Business Combination, our management will have significant requirements for enhanced financial reporting and internal controls as a public company. The process of designing and implementing effective internal controls is a continuous effort that will require us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis or result in material misstatements in our consolidated financial statements, which could harm our operating results. In addition, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. Testing and maintaining internal controls may divert management’s attention from other matters that are important to our business. Our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under existing or future financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm continue to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the market price of our common stock.

Risks Related to Clinical and Regulatory Matters

If we fail to obtain the necessary regulatory approvals, or if such approvals are limited, we will not be allowed to commercialize our drug candidates, and we will not generate product revenues.

Satisfaction of all regulatory requirements for commercialization of a drug candidate typically takes many years, is dependent upon the type, complexity and novelty of the product candidate, and requires the expenditure of substantial resources for research and development. Our research and clinical approaches may not lead to drugs that the FDA considers safe for humans and effective for indicated uses we are studying. The FDA may require additional studies, in which case we and any product collaborators would have to expend additional time and resources and would likely delay the date of potentially receiving regulatory approval. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review.

Delays in obtaining regulatory approvals would:

•	delay commercialization of, and product revenues from, our product candidates; and

•	diminish the competitive advantages that we may have otherwise enjoyed, which would have an adverse effect on our operating results and financial condition.

Even if we comply with all FDA regulatory requirements, our product candidates may never obtain regulatory approval. If we fail to obtain regulatory approval for any of our product candidates we will have fewer commercial products, if any, and corresponding lower product revenues, if any.

In jurisdictions outside the United States, we and any local collaborators we work with must receive marketing authorizations from the appropriate regulatory authorities before commercializing our drugs. Regulatory approval processes outside the United States generally include all of the aforementioned requirements and risks associated with FDA approval, and may impose different or additional steps not required by the FDA.

Even if a drug product is approved, the FDA may impose limitations on the use or marketing of such product.

Even if our product candidates receive regulatory approval from the FDA, the FDA may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, including a black boxed warning. The FDA may also require us or our collaborators to commit to perform lengthy Phase 4 post-approval clinical efficacy or safety studies, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms that could materially affect the potential market and profitability of the product. Our expending of additional resources on such trials or programs would have an adverse effect on our operating results and financial condition.

After approval, certain circumstances may require additional FDA notification, review, or approval, as well as further testing. These may include some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, or new safety information.

After approval, later discovery of previously unknown problems with a product will have adverse consequences for us.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a Risk Evaluation and Mitigation Strategies (“REMS”) program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, Warning Letters or Untitled Letters, holds or termination of post-approval clinical trials or FDA debarment;

•	delay or refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

•	regulatory authority, including the FDA, issued safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings about such products;

•	mandated modifications to promotional material or issuance of corrective information;

•	product seizure or detention, or refusal to permit the import or export of products; or

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injunctions or the imposition of civil or criminal penalties, including imprisonment, disgorgement and restitution, as well as consent decrees, corporate integrity agreements, deferred prosecution agreements and exclusion from federal healthcare programs.

If we are unable to design, conduct and complete clinical trials successfully, our drug candidates will not be able to receive regulatory approval.

In order to obtain FDA approval for any of our drug candidates, we must submit to the FDA an NDA that demonstrates with substantive evidence that the drug candidate is both safe and effective in humans for its intended use. This demonstration requires significant research and animal tests, which are referred to as preclinical studies, as well as human tests, which are referred to as clinical trials.

Results from Phase 1 clinical programs may not support moving a drug candidate to Phase 2 or Phase 3 clinical trials. Phase 3 clinical trials may not demonstrate the safety or efficacy of our drug candidates. Success in preclinical studies and early clinical trials does not ensure that later clinical trials will be successful. Results of later clinical trials may not replicate the results of prior clinical trials and preclinical studies. Even if the results of Phase 3 clinical trials are positive, we may have to commit substantial time and additional resources to conducting further preclinical studies and clinical trials before obtaining FDA approval for any of our drug candidates.

Clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous requirements. The clinical trial process also consumes a significant amount of time. Furthermore, if participating patients in clinical trials suffer drug-related adverse reactions during the course of such clinical trials, or if we or the FDA believe that participating patients are being exposed to unacceptable health risks, such clinical trials will have to be suspended or terminated. Failure can occur at any stage of the clinical trials, and we could encounter problems that cause abandonment or repetition of clinical trials. The success in clinical trials depends on reaching statistically significant changes in patients’ symptoms based on clinician-rated scales. Due in part to a lack of consensus on standardized processes for assessing clinical outcomes, these scores may or may not be reliable, useful or acceptable to regulatory agencies.

We do not know whether any of our planned clinical trials will result in marketable drugs. In addition, completion of clinical trials can be delayed by numerous factors, including:

•	delays in identifying and agreeing on acceptable terms with prospective clinical trial sites;

•	slower than expected rates of patient recruitment and enrollment;

•	unanticipated patient dropout rates; and

•	increases in time required to complete monitoring of patients during or after participation in a clinical trial.

Any of these delays could significantly impact the timing, approval and commercialization of our drug candidates and could significantly increase our overall costs of drug development.

Even if clinical trials are completed as planned, their results may not support expectations or intended marketing claims. The clinical trials process may fail to demonstrate that our drug candidates are safe and effective for indicated uses. Such failure would cause us to abandon a drug candidate and could delay development of other drug candidates.

We cannot predict whether regulatory agencies will determine that the data from our clinical trials of our product candidates supports marketing approval.

The FDA’s and other regulatory agencies’ decision to approve our drug candidates will depend on our ability to demonstrate with substantial clinical evidence through well-controlled clinical trials, that the product candidates are effective, as measured statistically by comparing the overall improvement in actively-treated patients against improvement in the control group (usually a placebo control). However, there is a possibility that our data may fail to show a statistically significant difference from the placebo-control or the active control. Alternatively, there is a possibility that our data may be statistically significant, but that the actual clinical benefit of the product candidates may not be considered to be clinically significant, clinically relevant or clinically meaningful. Consequently, we believe that the FDA may consider additional data, such as a “responder” analysis, secondary efficacy endpoints and safety when evaluating whether our product candidates can be approved. We cannot predict whether the regulatory agencies will find that our clinical trial results provide compelling “responder” or other secondary endpoint data. Even if we believe that the data from our trials will support marketing approval in the United States or in Europe, we cannot predict whether the agencies will agree with our analysis and approve our applications.

There is no guarantee that the FDA will grant NDA approval of our current or future product candidates and failure to obtain necessary clearances or approvals for our current and future product candidates would adversely affect our ability to grow our business.

We have completed a Phase IIb/III clinical trial for ZYESAMI, the NeuroRx COVID-19 Drug, and in the future expect to submit an NDA to the FDA for approval of ZYESAMI for the treatment of COVID-19 based on the recently completed clinical trial and additional clinical trials currently underway, including the NIH ACTIV3b/TESICO trial (NCT 04843761).

NeuroRx initiated a Phase IIb/III clinical research program of NRX-101 during the second half of 2017 under an FDA Investigational New Drug (“IND”) application that was granted Fast Track designation by the FDA in August 2017 and was granted Breakthrough Therapy designation by the FDA in November 2018. In April 2018, the FDA granted a Special Protocol Agreement. We successfully completed a Phase II clinical trial of NRX-101 in patients with Severe Bipolar Depression and Acute Suicidal Ideation following stabilization with a single dose of ketamine and saw a statistically significant reduction in depression (P=0.04) and suicidal ideation (P=0.02) compared to lurasidone alone over 42 days of treatment. No Serious Adverse Events or dose-limiting adverse events were seen in the NRX-101 group. If this statistically-significant advantage is replicated in the Phase III clinical trial, under the terms agreed to with the FDA in our Special Protocol Agreement, we aim to submit an NDA to the FDA for the regulatory approval and commercialization of NRX-101 in the United States by year end 2021 and marketing authorization applications (“MAAs”) with the European Medicines Agency (“EMA”) by 2022.

However, we cannot assure you that the FDA will approve or clear ZYESAMI, NRX-101, or other product candidates for the indications that are necessary or desirable for successful commercialization. Indeed, the FDA may refuse our requests for NDA market approval of new products, new intended uses or indications to existing or future products. Failure to receive approval for our new products would have an adverse effect on our ability to expand our business.

With respect to clinical trials, discussions and guidance are not binding obligations on the part of regulatory authorities.

Regulatory authorities may revise previous guidance or decide to ignore previous guidance at any time during the course of our clinical activities or after the completion of our clinical trials. Even with successful clinical safety and efficacy data, including such data from a clinical trial conducted pursuant to a special protocol agreement, we may be required to conduct additional, expensive clinical trials to obtain regulatory approval.

The results of our current or future clinical trials may not support our product candidate claims or may result in the discovery of unexpected adverse side effects.

Even if our clinical trials are completed as planned, we cannot be certain that their results will support our drug candidates’ claims or that the FDA or foreign authorities will agree with our conclusions regarding them. Success in pre-clinical studies and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the later trials will replicate the results of prior trials and pre-clinical studies. In particular, our clinical trials performed until now involve a relatively small patient population. Because of the small sample size, their results may not be indicative of future results. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate’s profile. Accordingly, the clinical trial process may fail to demonstrate that our drug candidates are safe and effective for the proposed indicated uses. If FDA concludes that the clinical trials for any of our products for which we might seek clearance have failed to demonstrate safety and effectiveness, we would not receive FDA clearance to market that product in the United States for the indications sought. In addition, such an outcome could cause us to abandon the product candidate and might delay development of others. Any delay or termination of our clinical trials will delay the filing of any product submissions with the FDA or foreign authorities and, ultimately, our ability to commercialize our product candidates and generate revenues.

Delays in the commencement or completion of pharmaceutical development, manufacturing or clinical efficacy and safety testing could result in increased costs to us and delay our ability to generate revenues.

We do not know whether our pharmaceutical development, manufacturing or clinical efficacy and safety testing will begin on time or be completed on schedule, if at all. For example, we may encounter delays during the manufacture of pilot scale batches including delays with our contract development or manufacturing organization, sourcing satisfactory quantities of active pharmaceutical ingredient, narcotic import and export permits, sourcing of excipients, contract disputes with our third-party vendors and manufacturers, or failure of the product to meet specification.

The commencement and completion of clinical trials can be disrupted for a variety of reasons, including difficulties in:

•	recruiting and enrolling patients to participate in a clinical trial;

•	obtaining regulatory approval to commence a clinical trial;

•	reaching agreement on acceptable terms with prospective clinical research organizations and trial sites;

•	manufacturing sufficient quantities of a product candidate;

•	investigator fraud, including data fabrication by clinical trial personnel;

•	diversion of controlled substances by clinical trial personnel; and

•	A clinical trial may also be suspended or terminated by us, the FDA or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or in accordance with our clinical protocols;

•	inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	unforeseen safety issues; or

•	inadequate patient enrollment or lack of adequate funding to continue the clinical trial.

In addition, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes, which could impact the cost, timing or successful completion of a clinical trial. If we experience delays in the commencement or completion of our clinical trials, the commercial prospects for our product candidates will be harmed, and our ability to generate product revenues will be delayed. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also lead to the denial of regulatory approval of a product candidate.

Conducting successful clinical studies may require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit.

Patient enrollment in clinical trials and completion of patient participation and follow-up depends on many factors, including the size of the patient population; the nature of the trial protocol; the attractiveness of, or the discomforts and risks associated with, the treatments received by enrolled subjects; the availability of appropriate clinical trial investigators; support staff; the number of ongoing clinical trials in the same indication that compete for the same patients; and proximity of patients to clinical sites and ability to comply with the eligibility and exclusion criteria for participation in the clinical trial and patient compliance. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of our products or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risks or discomforts. Patients may also not participate in our clinical trials if they choose to participate in contemporaneous clinical trials of competitive products.

Development of sufficient and appropriate clinical protocols to demonstrate safety and efficacy are required and we may not adequately develop such protocols to support clearance and approval.

The FDA may require us to submit data on a greater number of patients than we originally anticipated and/or for a longer follow-up period or change the data collection requirements or data analysis applicable to our clinical trials. They may also require additional data on certain categories of patients, should it emerge during the conduct of our clinical trials that certain categories of patients are likely to be affected in different and/or additional manner than most of the patients. In addition to FDA requirements, our clinical trial requires the approval of the institutional review board, or IRB, at each site selected for participation in our clinical trial.

Additional delays to the completion of clinical studies may result from modifications being made to the protocol during the clinical trial, if such modifications are warranted and/or required by the occurrences in the given trial.

We may choose to make modifications to a clinical trial protocol during the clinical trial if such modifications are warranted and/or required by the occurrences in the trial. Each of such modifications has to be submitted to the FDA. This could result in the delay or halt of a clinical trial while the modification is evaluated. In addition, depending on the magnitude and nature of the changes made, the FDA could take the position that the data generated by the clinical trial cannot be pooled because the same protocol was not used throughout the trial. This might require the enrollment of additional subjects, which could result in the extension of the clinical trial and the FDA delaying clearance or approval of a product.

There can be no assurance that the data generated using modified protocols will be acceptable to the FDA.

There can be no assurance that the data generated using modified protocols will be acceptable to the FDA or that if future modifications during the trial are necessary, any such modifications will be acceptable to the FDA. If the FDA believes that its prior approval is required for a particular modification, it can delay or halt a clinical trial while it evaluates additional information regarding the change.

If an adverse event occurs during a clinical trial, the FDA or an IRB may delay or terminate the trial, which could adversely affect our business and prospects.

Serious injury or death resulting from a failure of one of our drug candidates during current or future clinical trials could result in the FDA delaying our clinical trials or denying or delaying clearance or approval of a product. Even though an adverse event may not be the result of the failure of our drug candidate, the FDA or an IRB could delay or halt a clinical trial for an indefinite period of time while an adverse event is reviewed, and likely would do so in the event of multiple such events.

Any delay or termination of our current or future clinical trials as a result of the risks summarized above, including delays in obtaining or maintaining required approvals from IRBs, delays in patient enrollment, the failure of patients to continue to participate in a clinical trial, and delays or termination of clinical trials as a result of protocol modifications or adverse events during the trials, may cause an increase in costs and delays in the filing of any product submissions with the FDA, delay the approval and commercialization of our products or result in the failure of the clinical trial, which could adversely affect our business, operating results and prospects. Lengthy delays in the completion of clinical trials of our products would adversely affect our business and prospects and could cause us to cease operations.

Developments by competitors may establish standards of care that affect our ability to conduct our clinical trials as planned.

Changes in standards related to clinical trial design could affect our ability to design and conduct clinical trials as planned. For example, regulatory authorities may not allow us to compare our drug candidates to placebo in a particular clinical indication where approved products are available. In that case, both the cost and the amount of time required to conduct a clinical trial could increase.

Even if our products are approved by regulatory authorities, if we or our suppliers fail to comply with ongoing FDA regulation or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Any product for which we obtain clearance or approval, and the manufacturing processes, reporting requirements, post-approval clinical data and promotional activities for such product, will be subject to continued regulatory review, oversight and periodic inspections by the FDA. In particular, we and our suppliers are required to comply with the FDA’s Quality System Regulations, or QSR, and International Standards Organization, or ISO, regulations for the manufacture of our products and other regulations which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of any product for which we obtain clearance or approval. Regulatory bodies, such as the FDA, enforce these regulations through periodic inspections. The failure by us or one of our suppliers to comply with applicable statutes and regulations administered by the FDA and other regulatory bodies, or the failure to timely and adequately respond to any adverse inspectional observations or product safety issues could result in, among other things, enforcement actions by the FDA.

If any of these actions were to occur it would harm our reputation and cause our product sales and profitability to suffer and may prevent us from generating revenue. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with all applicable regulatory requirements which could result in our failure to produce our products on a timely basis and in the required quantities, if at all.

Even if regulatory clearance or approval of a product is granted, such clearance or approval may be subject to limitations on the intended uses for which the product may be marketed and reduce the potential to successfully commercialize the product and generate revenue from the product. If the FDA determines that the product promotional materials, labeling, training or other marketing or educational activities constitute promotion of an unapproved use, it could request that we or our commercialization partners cease or modify our training or promotional materials or subject us to regulatory enforcement actions. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider such training or other promotional materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

In addition, we may be required to conduct costly post-market testing and surveillance to monitor the safety or effectiveness of our products, and we must comply with adverse event and pharmacovigilance reporting requirements, including the reporting of adverse events which occur in connection with, and whether or not directly related to, our products. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements, may result in changes to labeling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to recall, replace or refund the cost of any product we manufacture or distribute, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties which would adversely affect our business, operating results and prospects.

Future government regulation may affect the commercialization of our product candidate.

We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are not able to maintain regulatory compliance, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Any of these events could prevent us from marketing our drugs and our business could suffer. If time and resources devoted are limited or there is a failure to fund the continued development of our drug candidates or there is otherwise a failure to perform as we expect to do, we may not achieve clinical and regulatory milestones and regulatory submissions and related product introductions may be delayed or prevented, and revenues that we would receive from these activities will be less than expected.

Conducting clinical trials of our drug candidates or commercial sales of a drug candidate may expose us to expensive product liability claims and we may not be able to maintain product liability insurance on reasonable terms or at all.

The risk of product liability is inherent in the testing of pharmaceutical products. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or terminate testing of one or more of our drug candidates. Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against product liability claims could prevent or inhibit the commercialization of our drug candidates. We currently carry clinical trial insurance but do not carry product liability insurance. If we successfully commercialize one or more of our drug candidates, we may face product liability claims, regardless of FDA approval for commercial manufacturing and sale. We may not be able to obtain such insurance at a reasonable cost, if at all. Even if our agreements with any current or future corporate collaborators entitle us to indemnification against product liability losses, such indemnification may not be available or adequate should any claim arise.

The use of a controlled substance in our NRX-100 drug candidate subjects us to DEA scrutiny and compliance, which may result in additional expense and clinical delays.

The U.S. Drug Enforcement Administration, or DEA, regulates chemical compounds as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. One of the ingredients in the NeuroRx Antidepressant Drug Regimen, NRX-100, is ketamine, a Schedule III controlled substance with high abuse potential. Consequently, the manufacture, research, shipment, storage, sale and use of this drug candidate is subject to a high degree of oversight and regulation. None of our other drugs currently under development, including NRX-101 and ZYESAMI, include a scheduled chemical compound.

DEA oversight and regulation can have the following impact on our efforts to develop new drug candidates:

•

interference with, or limits on, the supply of the drugs used in clinical trials for our product candidates, and, in the future, the ability to produce and distribute our products in the volume needed to meet commercial demand;

•

the FDA provides recommendations to DEA as to whether a drug should be scheduled as a controlled substance and the appropriate level of control; if DEA scheduling is required, a drug product may not be marketed until the scheduling process is completed, which could delay the launch of the product;

•

depending on the Schedule, drug products may be subject to registration, security, recordkeeping, reporting, storage, distribution, importation, exportation, inventory, quota and other requirements administered by the DEA, which are directly applicable to product applicants, contract manufacturers, distributors, prescribers and dispensers of controlled substances.

•

the DEA regulates the handling of controlled substances through a closed chain of distribution. This control extends to the equipment and raw materials used in their manufacture and packaging in order to prevent loss and diversion into illicit channels of commerce, which limits our ability to increase the availability of any controlled substances needed for clinical trials or commercial manufacturing.

Annual registration is required for any facility that manufactures, distributes, dispenses, imports or exports any controlled substance. The registration is specific to the particular location, activity and controlled substance schedule. For example, separate registrations are needed for import and manufacturing, and each registration will specify which schedules of controlled substances are authorized. Similarly, separate registrations are also required for separate facilities.

There are substantial penalties for failing to comply with DEA regulations.

The DEA typically inspects a facility to review its security measures prior to issuing a registration and on a periodic basis. Security requirements vary by controlled substance schedule, with the most stringent requirements applying to Schedule I and Schedule II substances. However, records must be maintained for the handling of all controlled substances, and periodic reports may be required to made to the DEA for the distribution of certain controlled substances. Reports must also be made for thefts or significant losses of any controlled substance. To enforce these requirements, the DEA conducts periodic inspections of registered establishments that handle controlled substances. Failure to maintain compliance with applicable requirements, particularly as manifested in loss or diversion, can result in administrative, civil or criminal enforcement. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate administrative proceedings to revoke those registrations. In some circumstances, violations could result in criminal proceedings or consent decrees. Individual states also independently regulate controlled substances.

There are limitations on the availability of controlled substances used in NRX-100 that may limit the availability of the active ingredients in certain of the NeuroRx Antidepressant Drug Regimen.

The DEA limits the availability and production of all scheduled substances, including ketamine, through a quota system. The DEA requires substantial evidence and documentation of expected legitimate medical and scientific needs before assigning quotas to manufacturers. In future years, we may need greater amounts of controlled substances to sustain our Phase IIb/III development program for the NeuroRx Antidepressant Drug Regimen, and we will need significantly greater amounts to implement our commercialization plans if the FDA approves our proposed formulations. Any delay or refusal by the DEA in establishing the procurement quota or a reduction in our quota for scheduled controlled substances or a failure to increase it over time as we anticipate could delay or stop the clinical development or commercial sale of some of our products or product candidates. This could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may not be able to demonstrate the reduced risk we believe is applicable.

Schedule III drugs have lower abuse potential than Schedule I and II drugs. However, despite the foregoing reduced risk of abuse from Schedule III drugs, when compared to Schedule II drugs, there is no assurance that such reduced risk can be demonstrated in well controlled non-clinical and/or clinical studies in models of physical dependence, psychic dependence, addiction or precipitated withdrawal, or in studies of addiction or abuse liability in addicts, ex-addicts or recreational drug users. In the event that a reduced risk of abuse from Schedule III drugs, when compared to Schedule II drugs, is demonstrated in well controlled non-clinical and/or clinical studies, there is no assurance that the FDA will agree to incorporation of such favorable language in the products prescribing information.

The use of controlled substances in our product candidates may generate controversy.

Products containing controlled substances may generate public controversy. Opponents of these products may seek restrictions on marketing and withdrawal of any regulatory approvals. In addition, these opponents may seek to generate negative publicity in an effort to persuade the medical community to reject these products. Political pressures and adverse publicity could lead to delays in, and increased expenses for, and limit or restrict the introduction and marketing of, our product candidates.

We may need to focus our future efforts in new therapeutic areas where we have little or no experience.

Although our primary strategic interests are in the areas of depression and COVID-19 therapies, ZYESAMI and NRX-101 have potential benefits in other therapeutic areas. If our drug development efforts in bipolar depression fails, or if the competitive landscape or investment climate for antidepressant drug development or COVID-19 therapies is less attractive, we may need to change our strategic focus to include development of our product candidates, or of newly acquired product candidates, for therapeutic areas other than depression and COVID-19. We have very limited drug development experience in other therapeutic areas and we may be unsuccessful in making this change to a company with a focus in areas other than depression and COVID-19 or a company with a focus in multiple therapeutic areas including depression and COVID-19.

Some of our products for clinical trials may be manufactured outside the United States.

There is no guarantee that we will secure a supply agreement with a manufacturer based in the United States. Switching or adding manufacturing capability outside the United States can involve substantial cost and require extensive management time and focus, additional regulatory filings and compliance with import/export regulations. In addition, there is a natural transition period when a new manufacturing facility commences work. As a result, delays may occur, which can materially impact our ability to meet our desired timelines, thereby increasing our costs and reducing our ability to generate revenue.

Modifications to our products may require new NDA approvals.

Once a particular company product receives FDA approval or clearance, expanded uses or uses in new indications of our products may require additional human clinical trials and new regulatory approvals or clearances, including additional IND and NDA submissions and premarket approvals before we can begin clinical development, and/or prior to marketing and sales. If the FDA requires new clearances or approvals for a particular use or indication, we may be required to conduct additional clinical studies, which would require additional expenditures and negatively impact our operating results. If the products are already being used for these new indications, we may also be subject to significant enforcement actions.

Conducting clinical trials and obtaining clearances and approvals can be a time-consuming process, and delays in obtaining required future clearances or approvals could adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.

Some of our other product candidates will require Risk Evaluation and Mitigation Strategies (REMS).

The FDA Amendments Act of 2007 implemented safety-related changes to product labeling and requires the adoption of REMS. Some of our product candidates, including the controlled substance-based products and potentially others, will require REMS. The REMS may include requirements for special labeling or medication guides for patients, special communication plans to health care professionals and restrictions on distribution and use. We cannot predict the specific REMS to be required as part of the FDA’s approval of any of our products. Depending on the extent of the REMS requirements, our costs to commercialize our products may increase significantly. Furthermore, controlled substances risks that are not adequately addressed through proposed REMS for our product candidates may also prevent or delay their approval for commercialization.

We are reliant on third party manufacturers to produce controlled substances that conform to our specifications and the FDA’s strict regulatory requirements.

The facilities of any of our future manufacturers of controlled substances must be approved by the FDA after we submit our NDA and before approval. We are dependent on the continued adherence of third party manufacturers to cGMP manufacturing. If our manufacturers cannot successfully produce material that conforms to our specifications and the FDA’s strict regulatory requirements, they will not be able to secure FDA approval for their manufacturing facilities. If the FDA does not approve these facilities for the commercial manufacture, we will need to find alternative suppliers, which would result in significant delays in obtaining FDA approvals. These challenges may have a material adverse impact on our business, results of operations, financial condition and prospects.

Risks Related to Intellectual Property

Our formulation of ZYESAMI is not covered by an existing patent and may be subject to future generic competition.

ZYESAMI is not currently covered by any US or international patent. US Patent 8178489B2 and foreign counterparts does not apply to ZYESAMI because it covers only formulations of aviptadil that are formulated in a buffer. Laboratory evidence suggests that Vasoactive Intestinal Peptide (aviptadil) aggregates and may be inactivated by known buffers. NeuroRx is engaged in a discovery process to extend the stability of ZYESAMI and has made certain discoveries that may lead to future patent filings and which may or may not lead to allowed patent claims. In the event that no patent protection is granted covering the formulation of ZYESAMI, if the drug is approved by FDA, it is anticipated to receive at least five years of data exclusivity from the FDA under what is commonly known as “paragraph 4” protections. Should no patents be granted by the end of this data exclusivity period, competitors may be able to market generic versions of ZYESAMI.

Our business relies on certain licensing rights that can be terminated in certain circumstances.

Our ability to continue to develop our product candidates is dependent on the use of certain intellectual property that is licensed to us, or in the process of being licensed to us, by third parties. These licenses are granted, or being granted, pursuant to agreements setting forth certain terms and condition for maintaining such licenses. In the event that the terms and conditions are not met, the licenses are at risk of being revoked and the granting process may be terminated. The primary license agreements include the Glytech License, the Herzog License, the SUNY License and the Relief Agreement with Relief Therapeutics. See “Business of NeuroRx — Summary of NeuroRx Material In-Licensing Obligations.”

We may require additional licensing rights in the future, which may not be attainable.

Our ability to fully develop the full commercial potential of our product candidates may require NeuroRx to acquire additional licensing rights from third parties in the future. There are no assurances that such rights will be available in the market when required, or that an agreement could be reached to license such rights from a third party on terms acceptable to NeuroRx.

We may not succeed at in-licensing drug candidates or technologies to expand our product pipeline.

We may not be able to successfully in-license (i.e., licensing of patent technology or know-how developed by a third party in lieu of developing the technology ourselves) drug candidates or technologies to expand our product pipeline. The number of such candidates and technologies is limited. Competition among large pharmaceutical companies and biopharmaceutical companies for promising drug candidates and technologies is intense because such companies generally desire to expand their product pipelines through in-licensing. If we are unable to carry out such in-licensing and expand our product pipeline, our potential future revenues may suffer.

Our business depends upon securing and protecting critical intellectual property.

Our commercial success will depend in part on our obtaining and maintaining patent, trade secret, copyright and trademark protection of our technologies in the United States and other jurisdictions as well as successfully enforcing this intellectual property and defending this intellectual property against third-party challenges. We will only be able to protect our technologies from unauthorized use by third parties to the extent that valid and enforceable intellectual property protection, such as patents or trade secrets, cover them. In particular, we place considerable emphasis on obtaining patent and trade secret protection for significant new technologies, products and processes. Furthermore, the degree of future protection of our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. Moreover, the degree of future protection of our proprietary rights is uncertain for products that are currently in the early stages of development because we cannot predict which of these products will ultimately reach the commercial market or whether the commercial versions of these products will incorporate proprietary technologies.

Our patent position is highly uncertain and involves complex legal and factual questions.

Our patent position is highly uncertain and involves complex legal and factual questions. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. For example, we or our licensors might not have been the first to make the inventions covered by each of our pending patent applications and issued patents; we or our licensors might not have been the first to file patent applications for these inventions; others may independently develop similar or alternative technologies or duplicate any of our technologies; it is possible that none of our pending patent applications or the pending patent applications of our licensors will result in issued patents; our issued patents and issued patents of our licensors may not provide a basis for commercially viable technologies, or may not provide us with any competitive advantages, or may be challenged and invalidated by third parties; and, we may not develop additional proprietary technologies that are patentable.

As a result, the validity of our owned and licensed patents may be challenged and we may not be able to obtain and enforce patents and to maintain trade secret protection for the full commercial extent of our technology. The extent to which we are unable to do so could materially harm our business.

We or our licensors have applied for and will continue to apply for patents for certain products. Such applications may not result in the issuance of any patents, and any patents now held or that may be issued may not provide us with adequate protection from competition. Furthermore, it is possible that patents issued or licensed to us may be challenged successfully. In that event, if we have a preferred competitive position because of such patents, any preferred position held by us would be lost. If we are unable to secure or to continue to maintain a preferred position, we could become subject to competition from the sale of generic products. Failure to receive, inability to protect, or expiration of our patents would adversely affect our business and operations.

Patents issued or licensed to us may be infringed by the products or processes of others. The cost of enforcing our patent rights against infringers, if such enforcement is required, could be significant, and NeuroRx does not currently have the financial resources to fund such litigation. Further, such litigation can go on for years and the time demands could interfere with our normal operations and may absorb significant management time. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical industry. We may become a party to patent litigation and other proceedings. The cost to us of any patent litigation, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation more effectively than we can because of their substantially greater financial resources.

Unpatented trade secrets, improvements, confidential know-how and continuing technological innovation are important to our scientific and commercial success. Although we attempt to and will continue to attempt to protect our proprietary information through reliance on trade secret laws and the use of confidentiality agreements with our corporate partners, collaborators, employees and consultants and other appropriate means, these measures may not effectively prevent disclosure of our proprietary information, and, in any event, others may develop independently, or obtain access to, the same or similar information.

If we are found to be infringing on patents or trade secrets owned by others, we may be forced to cease or alter our product development efforts, obtain a license to continue the development or sale of our products, and/or pay damages.

Our manufacturing processes and potential products may violate proprietary rights of patents that have been or may be granted to competitors, universities or others, or the trade secrets of those persons and entities. As the pharmaceutical industry expands and more patents are issued, the risk increases that our processes and potential products may give rise to claims that they infringe the patents or trade secrets of others. These other persons could bring legal actions against us claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected product or process. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to conduct clinical tests, manufacture or market the affected product or use the affected process. Required licenses may not be available on acceptable terms, if at all, and the results of litigation are uncertain. If we become involved in litigation or other proceedings, it could consume a substantial portion of our financial resources and the efforts of our personnel.

Our ability to protect and enforce our patents does not guaranty that we will secure the right to commercialize our patents.

A patent is a limited monopoly right conferred upon an inventor, and his successors in title, in return for the making and disclosing of a new and non-obvious invention. This monopoly is of limited duration but, while in force, allows the patent holder to prevent others from making and/or using his invention. While a patent gives the holder this right to exclude others, it is not an authorization to commercialize the invention, where other permissions may be required for permissible commercialization to occur. For example, a drug cannot be marketed without the appropriate authorization from the FDA, regardless of the existence of a patent covering the product. Further, the invention, even if patented itself, may not be able to be successfully commercialized if it infringes the valid patent rights of another party.

We rely on confidentiality agreements to protect our trade secrets. If these agreements are breached by our employees or other parties, our trade secrets may become known to our competitors.

We rely on trade secrets that we seek to protect through confidentiality agreements with our employees and other parties. If these agreements are breached, our competitors may obtain and use our trade secrets to gain a competitive advantage over us. We may not have any remedies against our competitors and any remedies that may be available to us may not be adequate to protect our business or compensate us for the damaging disclosure. In addition, we may have to expend resources to protect our interests from possible infringement by others.

If we are unable to obtain the statutory patent extension related to the review time in the United States, we may need to rely on the 3-year Hatch-Waxman Act marketing exclusivity, the six month pediatric exclusivity, any approved 7- year Orphan Drug exclusivities, potential future formulation patents and up to ten years of data exclusivity in Europe. See “Risks Related to Clinical and Regulatory Matters — We may not be able to obtain Hatch-Waxman Act marketing exclusivity or equivalent regulatory data exclusivity protection in other jurisdictions for our products.”

We may not receive royalty or milestone revenue relating to our product candidates under our collaboration and future license agreements for several years, or at all.

We expect that our future collaboration agreements and future license agreements relating to our product candidates will provide for payments on achievement of development or commercialization milestones and for royalties on product sales. However, because none of our drug candidates has been approved for commercial sale, many of our drug candidates are at early stages of development and drug development entails a high risk of failure, we may never realize much of the milestone revenue provided for in our future collaboration and future license agreements and we do not expect to receive any royalty revenue for several years, if at all. Similarly, drugs we select to commercialize ourselves, or partner for later stage co-development and commercialization, may not generate revenue for several years, or at all.

Risks Related to Our Reliance on Third Parties

We do not have direct control of third parties performing preclinical and clinical trials.

We may depend on independent investigators and collaborators, such as universities and medical institutions, to conduct our preclinical and clinical trials under agreements with us. These investigators and collaborators are not our employees and we cannot control the amount or timing of resources that they devote to our programs. They may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such activities ourselves. If these investigators or collaborators fail to devote sufficient time and resources to our drug development programs, or if their performance is substandard, the approval of our regulatory submissions and our introductions of new drugs will be delayed or prevented.

Our potential collaborators may also have relationships with other commercial entities, some of which may compete with us. If outside collaborators assist our competitors to our detriment, the approval of our regulatory submissions will be delayed and the sales from our products, if any are commercialized, will be less than expected.

If the third parties on which we rely to conduct our clinical trials and to assist us with pre-clinical development do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our products.

We do not have the ability to independently conduct all the pre-clinical and clinical trials for our products and we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct such trials. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our pre-clinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our products on a timely basis, if at all, and our business, operating results and prospects may be adversely affected. Furthermore, our third-party clinical trial investigators may be delayed in conducting our clinical trials for reasons outside of their control.

We have no manufacturing capabilities and depend on other parties for our manufacturing operations. If these manufacturers fail to meet our requirements and strict regulatory requirements, our product development and commercialization efforts may be materially harmed.

We currently depend on contract manufacturers. We plan to enter into long-term commercial supply agreements for our product candidates. If any manufacturer is unable to produce required quantities on a timely basis or at all, our operations would be delayed and our business harmed. Our reliance on contract manufacturers exposes us to additional risks, including:

•	failure of our future manufacturers to comply with strictly-enforced regulatory requirements;

•	failure to manufacture to our specifications, or to deliver sufficient quantities in a timely manner;

•	the possibility that we may terminate a contract manufacturer and need to engage a replacement;

•	the possibility that our future manufacturers may not be able to manufacture our product candidates and products without infringing the intellectual property rights of others;

•	the possibility that our future manufacturers may not have adequate intellectual property rights to provide for exclusivity and prevent competition; and

•	insufficiency of intellectual property rights to any improvements in the manufacturing processes or new manufacturing processes for our products.

Any of these factors could result in significant delay or suspension of our clinical trials, regulatory submissions, receipt of required approvals or commercialization of our products and harm our business. If we are not able to secure favorable arrangements with such third parties, our business and financial condition could be harmed.

We must enter into agreements with, and depend upon, one or more partners to assist us in commercializing our product candidates.

Because of our limited financial and other resources, we must actively seek and enter into a collaboration with one or more partners to assist us in our product launch, if marketing approval is granted. While NeuroRx reaffirms its commitment to honoring its collaboration agreement with Relief Therapeutics and is committed to resolving any issues with Relief Therapeutics in an amicable manner, our ability to commercialize does not assume that funds for commercialization of ZYESAMI will be provided by Relief Therapeutics. Those funds are anticipated to come from the $95 million Share Subscription Facility committed by GEM (as described elsewhere in this proxy statement / prospectus / consent solicitation statement), from the proceeds of this merger transaction, and from future capital to be raised from investors. However, our ability to commercialize does depend upon continued ability to purchase raw materials from suppliers, our ability to arrange manufacture at contract manufacturers, our ability to deploy commercial sales force via third party partnerships, and our ability to manage shipping and logistics. Any collaboration agreement we enter into may contain unfavorable terms, for example, with respect to product candidates covered, control over decisions and responsibilities, termination rights, payment, and other significant terms.

Our ability to receive any significant revenue from our product candidates covered by the collaboration agreement will be dependent on the efforts of our collaboration partner and may result in lower levels of income to us than if we marketed our product candidates entirely on our own. The collaboration partner may not fulfil its obligations or commercialize our product candidates as quickly as we would like. Even if the collaboration partner performs well, there is no assurance that our proposed products will achieve acceptance by patients, health care providers and insurance companies.

We could also become involved in disputes with our partner, which could lead to delays in or termination of our commercialization programs and time-consuming and expensive litigation or arbitration. If a collaboration partner terminates or breaches its agreement with us, or otherwise fails to complete its obligations in a timely manner, the chances of successfully developing or commercializing our product candidates would be materially and adversely affected.

Additionally, depending upon the collaboration partner that we choose, other companies that might otherwise be interested in developing products with us could be less inclined to do so because of our relationship with the collaboration partner. If our ability to work with present or future strategic partners or collaborators is adversely affected as a result of our collaboration agreement, our business prospects may be limited and our financial condition may be adversely affected.

Upon commercialization of our products, we may be dependent on third parties to market, distribute and sell our products. If we are not successful in contracting with third parties for these services on favorable terms, or at all, our product revenues could be disappointing.

We have no experience selling, marketing or distributing products and no internal capability to do so. In order to commercialize our products, if any are approved by the FDA, we will either have to develop such capabilities internally or collaborate with third parties who can perform these services for us. If we decide to commercialize any of our drugs ourselves, we may not be able to hire the necessary experienced personnel and build sales, marketing and distribution operations which are capable of successfully launching new drugs and generating sufficient product revenues. In addition, establishing such operations will take time and involve significant expense.

If we decide to enter into new co-promotion or other licensing arrangements with third parties, we may be unable to locate acceptable collaborators because the number of potential collaborators is limited and because of competition from others for similar alliances with potential collaborators. Even if we are able to identify one or more acceptable new collaborators, we may not be able to enter into any collaborative arrangements on favorable terms, or at all.

In addition, any revenues we receive would depend upon our collaborators’ efforts which may not be adequate due to lack of attention or resource commitments, management turnover, change of strategic focus, business combinations or other factors outside of our control. Depending upon the terms of our collaboration, the remedies we have against an under-performing collaborator may be limited. If we were to terminate the relationship, it may be difficult or impossible to find a replacement collaborator on acceptable terms, or at all.

Risks Related to the Business Combination

BRPA may not have sufficient funds to consummate the business combination.

As of December 31, 2020, BRPA had approximately $466 available to it outside the trust account to fund its working capital requirements and approximately $6.0 million in the trust account. If these amounts prove to be insufficient to consummate an initial business combination, we will be required to seek additional financing. Such financing may not be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate the proposed business combination with NeuroRx, BRPA would be compelled to either restructure the transaction or abandon it. If BRPA is unable to consummate the business combination because it does not have sufficient funds available, BRPA will be forced to cease operations and liquidate the trust account. Consequently, BRPA’s public stockholders may only receive $10.80 per share and their Warrants and Rights will expire worthless.

BRPA’s Private Warrants are accounted for as liabilities and the changes in value of BRPA’s Private Warrants could have a material effect on the financial results of NRX Pharmaceuticals following the business combination.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). The SEC Statement advises, among other things, that certain adjustments generally present in SPAC warrants preclude such warrants from being accounted for as equity. As a result of the SEC Statement, BRPA reevaluated the accounting treatment of the Private Warrants and determined to classify the Private Warrants as liabilities measured at fair value, with changes in fair value recognized in the statement of operations in the period of change.

As a result, included on BRPA’s consolidated balance sheets as of December 31, 2020, contained elsewhere in this proxy statement / prospectus / consent solicitation statement, are derivative liabilities related to embedded features contained within the warrants issued by BRPA to the Sponsor in a private placement that closed concurrently with the closing of the BRPA IPO (the “Private Warrants”). Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”), provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, the consolidated financial statements and results of operations of NRX Pharmaceuticals following the business combination may fluctuate quarterly, based on factors, which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on the Private Warrants in each reporting period and that the amount of such gains or losses could be material.

BRPA identified a material weakness in its internal control over financial reporting as of December 31, 2020. If BRPA is unable to develop and maintain an effective system of internal control over financial reporting, BRPA may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence and materially and adversely affect our business and operating results.

Following this issuance of the SEC Statement, on May 6, 2021, after consultation with Marcum LLP, BRPA’s independent registered public accounting firm, BRPA’s management and the audit committee of the BRPA Board concluded that BRPA’s financial statements which were included in its Annual Report on Form 10-K for the year ended December 31, 2020 should no longer be relied upon due to errors in such consolidated financial statements relating to BRPA’s classification of the Private Warrants as equity rather than as liabilities. As a result, BRPA’s management concluded that its internal control over financial reporting was not effective as of December 31, 2020 due to the existence of material weaknesses in such controls, and BRPA also concluded that its disclosure controls and procedures were not effective as of December 31, 2020 due to material weaknesses in its internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, or detected and corrected on a timely basis. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. BRPA continues to evaluate steps to remediate the material weakness. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

Moreover, because of the inherent limitations of any control system, material misstatements due to error or fraud may not be prevented or detected and corrected on a timely basis, or at all. If BRPA is unable to provide reliable and timely financial reports in the future, its business and reputation may be further harmed. Restated financial statements and failures in internal control may also cause BRPA to fail to meet reporting obligations, negatively affect investor confidence in management and the accuracy of our financial statements and disclosures, or result in adverse publicity and concerns from investors, any of which could have a negative effect on the price of our securities, subject us to regulatory investigations and penalties or stockholder litigation, and have a material adverse impact on our financial condition.

BRPA intends to restate its consolidated financial statements as of and for the year ended December 31, 2020, which may affect investor confidence, its stock price, the ability to raise capital in the future, results of operations and financial condition, the ability to complete the proposed business combination with NeuroRx, and which may result in stockholder litigation.

BRPA intends to file an amendment to its Annual Report on Form 10-K/A, which will include BRPA’s restated consolidated financial statements as of and for the fiscal year ended December 31, 2020, included elsewhere in this proxy statement/prospectus/consent solicitation statement. Such restatement may have the effect of eroding investor confidence in BRPA and its financial reporting and accounting practices and processes, and may negatively impact the trading price of its securities, could have a material adverse effect on our business, results of operations and financial condition, may make it more difficult for BRPA to raise capital on acceptable terms, if at all, and may adversely impact BRPA’s ability to complete the business combination with NeuroRx. The restatement and related material weaknesses in BRPA’s internal control over financial reporting may also result in stockholder litigation.

If BRPA’s stockholders fail to properly demand conversion rights, they will not be entitled to convert their Common Stock into a pro rata portion of the trust account.

BRPA stockholders holding Public Shares may demand that BRPA convert their Public Shares into a pro rata portion of the trust account, calculated as of two (2) business days before the annual meeting. To demand conversion rights, BRPA stockholders must deliver their shares (either physically or electronically) to BRPA’s transfer agent no later than ten (10) business days after the annual meeting. Any stockholder who fails to properly demand conversion rights by delivering his, her, or its shares will not be entitled to convert his, her, or its shares into a pro rata portion of the trust account for conversion of his shares. See the section of this proxy statement / prospectus / consent solicitation statement titled “Annual Meeting of BRPA Stockholders — Conversion Rights” for the procedures to be followed if you wish to convert your shares to cash.

The business combination remains subject to conditions that BRPA cannot control and if such conditions are not satisfied or waived, the business combination may not be consummated.

The business combination is subject to a number of conditions, including the condition that BRPA have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-5(g)(1) of the Exchange Act), the condition that there is no legal prohibition against consummation of the business combination, that BRPA’s securities remain listed on Nasdaq through the closing and the shares of Common Stock to be issued in connection with the Transactions (including the Earnout Shares) be approved for listing on Nasdaq subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders, receipt of the BRPA Stockholder Approval, receipt of the NeuroRx Stockholder Approval, continued effectiveness of the registration statement of which this proxy statement / prospectus / consent solicitation statement is a part, the truth and accuracy of BRPA’s and NeuroRx’s representations and warranties made in the Merger Agreement, the non-termination of the Merger Agreement, and consummation of certain ancillary agreements. There are no assurances that all conditions to the business combination will be satisfied or waived or that the conditions will be satisfied in the time frame expected. If the conditions to the business combination are not met (and are not waived, to the extent waivable), then either BRPA or NeuroRx may, subject to the terms and conditions of the Merger Agreement, terminate the Merger Agreement. See the section of this proxy statement / prospectus / consent solicitation statement titled “The Merger Agreement — Waivers” and “—Termination.”

BRPA’s securities may be delisted prior to the consummation of the business combination.

On November 23, 2020, BRPA received a notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC stating that, as of November 20, 2020, BRPA was not in compliance with Listing Rule IM-5101-2, which requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of the registration statement filed in connection with its initial public offering. Since BRPA’s registration statement became effective on November 20, 2017, it was required to complete an initial business combination by no later than November 20, 2020. The Rule also provides that failure to comply with this requirement will result in the Listing Qualifications Department issuing a Staff Delisting Determination under Rule 5810 to delist BRPA’s securities. The Listing Qualifications Department had advised BRPA that its securities would be subject to delisting unless it timely requested a hearing before an independent Hearings Panel. BRPA appealed the ruling and Nasdaq scheduled the appeal for January 14, 2021 (the “Nasdaq Appeal”). On January 4, 2021, BRPA received an additional notice from Nasdaq stating that BRPA’s failure to hold an annual stockholder meeting for the fiscal year ended December 31, 2019 by December 31, 2020, as required by Nasdaq Listing Rule 5820, could serve as an additional basis for delisting BRPA’s securities from Nasdaq, BRPA requested that this issue be added to the Nasdaq Appeal.

On January 14, 2021, BRPA attended a hearing before the Nasdaq Hearings Panel with respect to the November 23, 2020 and January 2, 2021 delisting notices. During the hearing, BRPA requested an extension through May 24, 2021 to regain compliance with the Nasdaq listing rules. On January 15, 2021, BRPA received notice from Nasdaq that Nasdaq had granted BRPA’s request to continue its listing on Nasdaq through May 24, 2021 (“Extended Date”). Nasdaq’s decision is subject to certain conditions, including that BRPA will have completed the Merger with NeuroRx on or before the Extended Date and that NRX Pharmaceuticals will have demonstrated compliance with all requirements for initial listing on Nasdaq. While BRPA expects to complete the Merger by the Extended Date, there can be no assurance that it will be able to do so. As disclosed elsewhere in this proxy statement / prospectus / consent solicitation statement, the consummation of the Merger is subject to certain closing conditions and may be terminated prior to closing by the parties in certain circumstances, including in the event that the Merger is not consummated by May 24, 2021. The parties have not made a determination as to whether or not to waive the condition that BRPA shall be and remain listed on Nasdaq; any such determination would be expected to be made promptly following any delisting from Nasdaq.

The Common Stock and Warrants may not be listed on a national securities exchange after the business combination, which could limit investors’ ability to make transactions in such securities and subject BRPA to additional trading restrictions.

BRPA has applied to have the Common Stock and Warrants listed on Nasdaq after the consummation of the business combination. BRPA will be required to meet the initial listing requirements to be listed, including having a minimum number of round lot stockholders. BRPA may not receive official notice of approval from Nasdaq prior to the annual meeting and, accordingly, BRPA stockholders may be asked to approve the Transactions without knowing whether their securities will remain listed on Nasdaq. Further, BRPA may not be able to meet the initial listing requirements in connection with the Transactions. Further, even if the Common

Stock and Warrants are so listed, BRPA may be unable to maintain the listing of such securities in the future. If BRPA fails to meet the initial listing requirements and Nasdaq does not list the Common Stock or Warrants (and the related closing condition with respect to the listing of the Common Stock is waived by the parties), BRPA could face significant material adverse consequences, including:

•	a limited availability of market quotations for the Common Stock and Warrants;

•	a reduced level of trading activity in the secondary trading market for the Common Stock and Warrants;

•	a limited amount of news and analyst coverage for BRPA;

•	a decreased ability to issue additional securities or obtain additional financing in the future; and

•

BRPA’s securities would not be “covered securities” under the National Securities Markets Improvement Act of 1996, which is a federal statute that prevents or pre-empts the states from regulating the sale of certain securities, including securities listed on Nasdaq, in which case BRPA’s securities would be subject to regulation in each state where BRPA offers and sells securities.

Although publicly traded, the trading market in the Common Stock and Warrants may become substantially less liquid than the average trading market for a stock quoted on Nasdaq following the consummation of the business combination, and this low trading volume may adversely affect the price of the Common Stock and Warrants.

The trading volume of the Common Stock after consummation of the business combination may substantially decrease compared to other companies listed on Nasdaq due to the fact that there are a limited number of Public Shares currently trading and shares issued in the business combination will be subject to certain trading restrictions as described herein. Limited trading volume in the Common Stock will subject both the Common Stock and the Warrants to greater price volatility and may make it difficult for you to sell your Common Stock and Warrants at a price that is attractive to you. Limited trading volume in the Common Stock and Warrants may also result in BRPA’s failure to continue to meet the listing standards for Nasdaq.

The exercise of BRPA’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the business combination may result in a conflict of interest when determining whether such changes to the terms of the business combination or waivers of conditions are appropriate and in BRPA’s stockholders’ best interest.

In the period leading up to the closing of the business combination, events may occur that, pursuant to the Merger Agreement, would require BRPA to agree to amend the Merger Agreement, to consent to certain actions taken by NeuroRx or to waive rights that BRPA is entitled to under the Merger Agreement. Waivers may arise because of changes in the course of NeuroRx’s business, a request by NeuroRx to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on NeuroRx’s business and would entitle BRPA to terminate the Merger Agreement. In any of such circumstances, it would be at BRPA’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of the financial and personal interests of the directors and officers described in the following risk factors may result in a conflict of interest on the part of one or more of the directors or officers between what he, she, or they may believe is best for BRPA and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement / prospectus / consent solicitation statement, BRPA does not believe there will be any changes or waivers that BRPA’s directors and officers would be likely to make after stockholder approval of the business combination proposal has been obtained. While certain changes could be made without further stockholder approval, BRPA will circulate a new or amended proxy statement / prospectus / consent solicitation statement and resolicit BRPA’s stockholders if changes to the terms of the business combination would have a material impact on its stockholders or represent a fundamental change in the proposals being voted upon.

BRPA may issue additional Common Stock or other equity securities without seeking approval of the BRPA stockholders, which would dilute your ownership interests and may depress the market price of the Common Stock.

Upon consummation of the business combination, each of BRPA’s outstanding Rights will be exchanged for one-tenth of one share of Common Stock, for an aggregate of 717,250 shares of Common Stock. BRPA will have warrants outstanding to purchase up to an aggregate of 3,586,250 shares Common Stock and will have unit purchase options outstanding to purchase up to 600,000 Units (which Units will consist of an aggregate of 660,000 shares of Common Stock and 300,000 Warrants). Assuming the Earnout Shares Milestone is satisfied, BRPA will be required to issue an additional 25,000,000 shares of Common Stock to the NeuroRx Stockholders. Further, BRPA and NeuroRx may choose to seek third party financing to provide additional working capital for the NeuroRx business, in which event BRPA may issue additional equity securities. Following the consummation of the business combination, BRPA may also issue additional shares of Common Stock or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions, the redemption of outstanding Warrants, or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances.

BRPA’s issuance of additional shares of Common Stock or other equity securities of equal or senior rank would have the following effects:

•	BRPA’s existing stockholders’ proportionate ownership interest in BRPA will decrease;

•	the amount of cash available per share, including for payment of dividends in the future, may decrease;

•	the relative voting strength of each previously outstanding share of Common Stock may be diminished; and

•	the market price of the Common Stock may decline.

The BRPA board of directors did not obtain a third-party fairness opinion in determining whether or not to proceed with the Transactions.

BRPA’s board of directors did not obtain a third-party fairness opinion in connection with their determination to approve the Transactions. In analyzing the business combination, BRPA’s board and management conducted due diligence on NeuroRx and researched the industry in which NeuroRx operates and concluded that the business combination was fair to and in the best interest of BRPA and its stockholders. The lack of a third-party fairness opinion may lead an increased number of stockholders to vote against the proposed Transactions or demand redemption of their shares for cash, which could potentially impact BRPA’s ability to consummate the Transactions or adversely affect BRPA’s liquidity following the consummation of the Transactions.

BRPA’s current directors and executive officers and their affiliates own shares of Common Stock and private placement Units that will be worthless if the business combination is not approved. Such interests may have influenced their decision to approve the business combination with NeuroRx.

BRPA’s officers and directors and/or their affiliates beneficially own shares of Common Stock and private placement Units that they purchased prior to, or simultaneously with, BRPA’s initial public offering. BRPA’s officers, directors and their affiliates have no redemption rights with respect to their shares of Common Stock and such shares of Common Stock and their private placement Units will be worthless in the event a business combination with NeuroRx or another target is not effected in the required time period. These financial interests may have influenced the decision of BRPA’s directors and officers to approve the business combination with NeuroRx and to continue to pursue such business combination. In considering the recommendations of BRPA’s board of directors to vote for the business combination proposals and other proposals, its stockholders should consider these interests. See the section of this proxy statement / prospectus / consent solicitation statement titled “The Business Combination Proposals — Interests of BRPA’s Directors and Officers in the Transactions.”

A/Z Partners, an affiliate of Richard Ackerman, BRPA’s Chairman, President and Chief Executive Officer, is liable to ensure that proceeds of the trust are not reduced by vendor claims in the event the business combination is not consummated. Such liability may have influenced Mr. Ackerman’s decision to pursue the business combination with NeuroRx and the board’s decision to approve it.

If the business combination with NeuroRx or another business combination is not consummated by NeuroRx on or before May 24, 2021, A/Z Partners, an affiliate of Richard Ackerman, BRPA’s Chairman, President and Chief Executive Officer, will be liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by BRPA for services rendered or contracted for or products sold to BRPA, but only if such a vendor or target business has not executed a waiver agreement. If BRPA consummates a business combination, on the other hand, BRPA will be liable for all such claims. BRPA has no reason to believe that A/Z Partners will not be able to fulfill its indemnity obligations to BRPA.

These obligations of A/Z Partners may have influenced Mr. Ackerman’s decision to pursue the business combination with NeuroRx or BRPA’s board of director’s decision to approve the business combination. In considering the recommendations of BRPA’s board of directors to vote for the business combination proposals and other proposals, BRPA’s stockholders should consider these interests. See the section of this proxy statement / prospectus / consent solicitation statement titled “The Business Combination Proposals — Interests of BRPA’s Directors and Officers in the Transactions.”

BRPA’s directors may decide not to enforce the indemnification obligations of A/Z Partners, resulting in a reduction in the amount of funds in the trust account available for distribution to BRPA’s public stockholders.

If proceeds in the trust account are reduced below $10.00 per Public Share and A/Z Partners asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, BRPA’s independent directors would determine whether to take legal action against A/Z Partners to enforce its indemnification obligations. While BRPA currently expects that its independent directors would take legal action on BRPA’s behalf against A/Z Partners to enforce A/Z Partners’ indemnification obligations to BRPA, it is possible that BRPA’s independent directors in exercising their business judgment may choose not to do so in any particular instance. If BRPA’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to BRPA’s public stockholders may be reduced below $10.00 per share.

Some of BRPA’s directors and executive officers may have financial interests in the business combination that are different from or are in addition to those of BRPA stockholders generally.

Some of BRPA’s directors and executive officers may have financial interests in the business combination that are different from, or are in addition to, those of BRPA stockholders generally. These interests could have affected their decision to support or approve the business combination. Such interests, among others, have been included in the section of this proxy statement / prospectus / consent solicitation statement titled “The Business Combination Proposals — Interests of BRPA’s Directors and Officers in the Transactions.”

Activities taken by existing BRPA stockholders to increase the likelihood of approval of the business combination proposals and other proposals could have a depressive effect on BRPA’s Common Stock.

At any time prior to the annual meeting, during a period when they are not then aware of any material nonpublic information regarding BRPA or its securities, BRPA, the holders of insider shares, NeuroRx, the NeuroRx officers and directors and/or their respective affiliates may purchase Common Stock from institutional and other investors who vote, or indicate an intention to vote, against the business combination proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Common Stock or vote their shares of Common Stock in favor of the business combination proposal. The purpose of such purchases and other transactions would be to ensure that BRPA has in excess of $5,000,001 of net tangible assets to consummate the Transactions where it appears that such requirement would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement / prospectus / consent solicitation statement, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares owned by the Sponsor for nominal value. Entering into any such arrangements may have a depressive effect on the Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares of Common Stock at a price lower than market and may therefore be more likely to sell the Common Stock he, she or they own, either prior to or immediately after the annual meeting.

The business combination may be completed even though material adverse effects may result from the announcement of the business combination, industry-wide changes and other causes.

In general, either BRPA or NeuroRx can refuse to complete the business combination if there is a material adverse effect affecting the other party between the signing date of the Merger Agreement and the planned closing. However, certain types of changes do not permit either party to refuse to complete the business combination, even if such change could be said to have a material adverse effect on NeuroRx or BRPA, including the following events (except, in some cases, where the change has a disproportionate effect on a party):

•

changes or developments in general U.S. or global economic conditions, including changes in interest rates or economic, political, business, financial, commodity, currency or market conditions generally;

•	changes in applicable Legal Requirements (as defined in the Merger Agreement), U.S. GAAP, or authoritative interpretations thereof;

•

any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, terrorism, cyberterrorism, civil unrest, military actions, natural or man-made disasters, weather conditions, epidemics, pandemics (including COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof)) or other outbreaks of illness or public health events and other force majeure events (including any escalation or general worsening of any of the foregoing);

•

any change, event, occurrence, effect, circumstance or development attributable to the announcement, pendency, negotiation or consummation of the Merger or any other Transactions or the execution or performance of the Merger Agreement, including, with respect to NeuroRx, the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees of NeuroRx or any of its subsidiaries;

•

any action taken or omitted to be taken by a party at the other party’s direction or written request, any action required or permitted to be taken or omitted to be taken by the Merger Agreement or any Ancillary Agreement (as defined in the Merger Agreement) or any action to which the other party has consented in writing;

•	any change generally affecting any of the industries or markets in which the applicable party operates or the economy as a whole; or

•	the failure, in and of itself, to meet, or changes to, any budget, projection, forecast, estimate, or prediction.

Furthermore, BRPA or NeuroRx may waive the occurrence of a material adverse effect affecting the other party. If a material adverse effect occurs and the parties still complete the business combination, BRPA’s stock price may suffer.

The business combination may be completed even if every public stockholder votes against the business combination proposal.

As previously indicated herein, holders of insider shares, officers, directors and affiliates of BRPA have agreed to vote all shares of Common Stock held by them in favor of the business combination proposal and indicated they intend to vote their shares of Common Stock in favor of all other proposals being presented by BRPA at the annual meeting. As a result, as of the record date for the annual meeting, the holders of an aggregate of 2,067,500 shares of Common Stock, which currently constitutes approximately 76.9% of the outstanding shares of Common Stock, have agreed to vote in favor of the business combination proposal and intend to vote such shares in favor of the other proposals. Accordingly, each of the proposals being submitted to BRPA stockholders hereunder can be approved even if every holder of Public Shares votes against such proposals.

BRPA and NeuroRx have no history operating as a combined company. The unaudited pro forma condensed combined financial information may not be an indication of BRPA’s financial condition or results of operations following the business combination, and accordingly, you have limited financial information on which to evaluate BRPA and your investment decision.

NeuroRx has a limited operating history and NeuroRx and BRPA have no prior history as a combined entity and their operations have not been previously managed on a combined basis. The unaudited pro forma condensed combined financial information contained in this proxy statement / prospectus / consent solicitation statement has been prepared using the consolidated historical financial statements of BRPA and NeuroRx, and is presented for illustrative purposes only and should not be considered to be an indication of the results of operations including, without limitation, future revenue, or financial condition of NRX Pharmaceuticals following the business combination. Certain adjustments and assumptions have been made regarding BRPA after giving effect to the business combination. NeuroRx and BRPA believe these assumptions are reasonable, however, the information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments are difficult to make with accuracy. These assumptions may not prove to be accurate, and other factors may affect BRPA’s results of operations or financial condition following the business combination. For these and other reasons, the historical and pro forma condensed combined financial information included in this proxy statement / prospectus / consent solicitation statement does not necessarily reflect NRX Pharmaceuticals’ results of operations and financial condition and the actual financial condition and results of operations of NRX Pharmaceuticals following the business combination may not be consistent with, or evident from, this pro forma financial information.

Failure to effectively retain, attract and motivate key employees could diminish the anticipated benefits of the business combination.

The success of the acquisition of NeuroRx will depend in part on the attraction, retention and motivation of executive personnel critical to the business and operations of NeuroRx. Executives may experience uncertainty about their future roles with BRPA and NeuroRx during the pendency of the business combination or after its completion. In addition, competitors may recruit NeuroRx management. If BRPA is unable to attract, retain and motivate executive personnel that are critical to the successful operations of the combined business, NeuroRx could face disruptions in its operations, strategic relationships, key information, expertise or know-how and unanticipated recruitment and onboarding costs. In addition, the loss of key personnel could diminish the anticipated benefits of the acquisition of NeuroRx by BRPA.

BRPA is an “emerging growth company” and it cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make the Common Stock less attractive to investors.

BRPA is an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, BRPA is only required to provide two years of audited financial statements and only two years of related selected financial data and management discussion and analysis of financial condition and results of operations disclosure. In addition, BRPA is not required to obtain auditor attestation of its reporting on internal control over financial reporting, has reduced disclosure obligations regarding executive compensation and is not required to hold non-binding advisory votes on executive compensation. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. BRPA has elected to take advantage of such extended transition period. BRPA cannot predict whether investors will find the Common Stock to be less attractive as a result of its reliance on these exemptions. If some investors find the Common Stock to be less attractive as a result, there may be a less active trading market for the Common Stock and the price of the Common Stock may be more volatile.

BRPA will remain an emerging growth company until the earliest of: (i) the end of the fiscal year in which BRPA has total annual gross revenue of $1.07 billion; (ii) the last day of BRPA’s fiscal year following the fifth anniversary of the date on which BRPA consummated its initial public offering (or December 31, 2022); (iii) the date on which BRPA issues more than $1.0 billion in non-convertible debt during the preceding three-year period; or (iv) the end of the fiscal year in which the market value of the Common Stock held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter.

Further, there is no guarantee that the exemptions available to BRPA under the JOBS Act will result in significant savings. To the extent that BRPA chooses not to use exemptions from various reporting requirements under the JOBS Act, it will incur additional compliance costs, which may impact BRPA’s financial condition.

BRPA may need additional capital in the future to meet its financial obligations and to pursue its business objectives. Additional capital may not be available on favorable terms, or at all, which could compromise BRPA’s ability to meet its financial obligations and grow its business.

While NeuroRx’s management anticipates that the funds made available from BRPA’s trust fund will be sufficient to fund NeuroRx’s operations for at least the next 12 months, BRPA may need to raise additional capital to fund operations in the future or finance future acquisitions.

If BRPA seeks to raise additional capital in order to meet various objectives, including developing existing or future therapeutics and solutions, increasing working capital, and responding to competitive pressures, capital may not be available on favorable terms or may not be available at all. Lack of sufficient capital resources could significantly limit BRPA’s ability to take advantage of business and strategic opportunities. Any additional capital raised through the sale of equity or debt securities with an equity component would dilute stock ownership. If adequate additional funds are not available, NeuroRx may be required to delay, reduce the scope of, or eliminate material part of its business strategy.

An active trading market of the Common Stock and Warrants may not be sustained and investors may not be able to resell their Common Stock and Warrants at or above the price for which they purchased such securities.

An active trading market for the Common Stock and Warrants may not be achieved or sustained. In the absence of an active trading market for the Common Stock and/or Warrants, investors may not be able to sell their Common Stock or Warrants, respectively, at or above the price they paid at the time that they would like to sell. In addition, an inactive market may impair BRPA’s ability to raise capital by selling shares or equity securities and may impair its ability to acquire business partners by using the Common Stock as consideration, which, in turn, could harm BRPA’s business.

If BRPA is unable to complete the business combination with NeuroRx or another business combination by May 24, 2021, BRPA will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. In such event, third parties may bring claims against BRPA and, as a result, the proceeds held in the trust account could be reduced and the per-share liquidation price received by stockholders could be less than $10.57 per share.

Under the terms of BRPA’s Charter, BRPA must complete the business combination with NeuroRx or another business combination by May 24, 2021 or BRPA must cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating. Further, at the BRPA stockholder meeting held on December 18, 2020, BRPA’s stockholders approved an early termination proposal. Accordingly, if BRPA does not complete the Transactions with NeuroRx or another business combination by May 24, 2021 and does not wish to seek an additional extension, the board of directors will be able to determine in its sole discretion to cease efforts to consummate an initial business combination and to instead proceed to redeem 100% of the outstanding Public Shares and liquidate and dissolve BRPA.

In such event, third parties may bring claims against BRPA. Although BRPA has obtained waiver agreements from certain vendors and service providers it has engaged and owes money to, and the prospective target businesses it has negotiated with, whereby such parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the trust account notwithstanding such agreements. Furthermore, there is no guarantee that a court will uphold the validity of such agreements. Accordingly, the proceeds held in the trust account could be subject to claims which could take priority over those of BRPA’s public stockholders. If BRPA is unable to complete a business combination within the required time period, A/Z Partners, an affiliate of Richard Ackerman, has agreed that it will be liable to BRPA if and to the extent any claims by a vendor for services rendered or products sold to it, or a prospective target business with which it has discussed entering into a transaction agreement, reduces the amount of funds in the trust account to below $10.00 per Public Share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under BRPA’s indemnity of the underwriters of the initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, A/Z Partners will not be responsible to the extent of any liability for such third party claims. Furthermore, A/Z Partners will not be liable to public stockholders and instead will only have liability to BRPA. BRPA has not independently verified whether A/Z Partners has sufficient funds to satisfy its indemnity obligations and, therefore, A/Z Partners may not be able to satisfy those obligations. BRPA has not asked A/Z Partners to reserve for such eventuality. Therefore, the per-share distribution from the trust account in such a situation may be less than the approximately $10.80 estimated to be in the trust as of two business days before the annual meeting date, due to such claims.

Additionally, if BRPA is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by BRPA’s stockholders. Because BRPA intends to distribute the proceeds held in the trust account to its public stockholders promptly after the expiration of the time period to complete a business combination, this may be viewed or interpreted as giving preference to its public stockholders over any potential creditors with respect to access to or distributions from its assets. Furthermore, BRPA’s board may be viewed as having breached their fiduciary duties to its creditors and/or may have acted in bad faith, and thereby exposing itself and BRPA to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. BRPA cannot assure you that claims will not be brought against it for these reasons.

BRPA’s stockholders may be held liable for claims by third parties against BRPA to the extent of distributions received by them.

If BRPA is unable to complete the business combination with NeuroRx or another business combination within the required time period, BRPA will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including any amounts representing interest earned on the trust account, less any interest released to BRPA to pay BRPA’s income taxes and to pay dissolution expenses, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and its board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. BRPA cannot assure you that it will properly assess all claims that may be potentially brought against BRPA. As such, BRPA’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of its stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, BRPA cannot assure you that third parties will not seek to recover from its stockholders amounts owed to them by BRPA.

BRPA may be a target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Transaction from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on BRPA’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Transactions, then that injunction may delay or prevent the Transactions from being completed. Currently, BRPA is not aware of any securities class action lawsuits or derivative lawsuits being filed in connection with the Transaction.

The ongoing COVID-19 pandemic may adversely affect BRPA’s and NeuroRx’s ability to consummate the Transactions.

The COVID-19 pandemic has resulted in governmental authorities worldwide implementing numerous measures to contain the virus, including travel restrictions, quarantines, shelter-in-place orders, and business limitations and shutdowns. More generally, the pandemic raises the possibility of an extended global economic downturn and has caused volatility in financial markets. The pandemic may also amplify many of the other risks described in this proxy statement / prospectus / consent solicitation statement.

BRPA and NeuroRx may be unable to complete the Transactions if continued concerns relating to COVID-19 restrict travel and limit the ability to have meetings with potential investors or the NeuroRx personnel. The extent to which COVID-19 impacts BRPA’s and NeuroRx’s ability to consummate the Transactions will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, BRPA’s and NeuroRx’s ability to consummate the Transactions may be materially adversely affected.

Risks Related to Ownership of Our Common Stock Following the Business Combination

Our Common Stock price may be volatile or may decline regardless of our operating performance. You may lose some or all of your investment.

The trading price of our Common Stock following the Business Combination is likely to be volatile. The stock market recently has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. You may not be able to resell your shares at an attractive price due to a number of factors such as those listed in “—Risks Related to NeuroRx’s Business and Industry” and the following:

•	the impact of the COVID-19 pandemic on our financial condition and the results of operations;

•	our operating and financial performance and prospects;

•	our quarterly or annual earnings or those of other companies in our industry compared to market expectations;

•	conditions that impact demand for our products;

•	future announcements concerning our business, our product users’ businesses or our competitors’ businesses;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	the market’s reaction to our reduced disclosure and other requirements as a result of being an “emerging growth company” under the JOBS Act and a “controlled company” under the rules of Nasdaq;

•	the size of our public float;

•	coverage by or changes in financial estimates by securities analysts or failure to meet their expectations;

•	market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	changes in laws or regulations which adversely affect our industry or us;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in senior management or key personnel;

•	issuances, exchanges or sales, or expected issuances, exchanges or sales of our capital stock;

•	changes in our dividend policy;

•	adverse resolution of new or pending litigation against us; and

•

changes in general market, economic and political conditions in the United States and global economies or financial markets, including those resulting from natural disasters, terrorist attacks, acts of war and responses to such events.

These broad market and industry factors may materially reduce the market price of our Common Stock, regardless of our operating performance. In addition, price volatility may be greater if the public float and trading volume of our Common Stock is low. As a result, you may suffer a loss on your investment.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

We do not intend to pay dividends on our Common Stock for the foreseeable future.

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. As a result, we do not anticipate declaring or paying any cash dividends on our Common Stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our business prospects, results of operations, financial condition, cash requirements and availability, legal requirements, certain restrictions related to our indebtedness, industry trends and other factors that our board of directors may deem relevant. Any such decision will also be subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. In addition, we may incur additional indebtedness, the terms of which may further restrict or prevent us from paying dividends on our common stock. As a result, you may have to sell some or all of your common stock after price appreciation in order to generate cash flow from your investment, which you may not be able to do. Our inability or decision not to pay dividends, particularly when others in our industry have elected to do so, could also adversely affect the market price of our Common Stock.

If securities analysts do not publish research or reports about us, or if they issue unfavorable commentary about us or our industry or downgrade our Common Stock, the price of our Common Stock could decline.

The trading market for our Common Stock will depend in part on the research and reports that third-party securities analysts publish about us and the industries in which we operate. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of us, the price and trading volume of our securities would likely be negatively impacted. If any of the analysts that may cover us change their recommendation regarding our securities adversely, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst that may cover us ceases covering us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our securities to decline. Moreover, if one or more of the analysts who cover us downgrades our common stock, or if our reporting results do not meet their expectations, the market price of our Common Stock could decline.

Our issuance of additional shares of Common Stock or convertible securities could make it difficult for another company to acquire us, may dilute your ownership of us and could adversely affect our stock price.

Following the proposed Business Combination, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of shares of our Common Stock issued or reserved for issuance under the Incentive Plan. Subject to the satisfaction of vesting conditions and the expiration of lockup agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction. From time to time in the future, we may also issue additional shares of our Common Stock or securities convertible into Common Stock pursuant to a variety of transactions, including acquisitions. The issuance by us of additional shares of our Common Stock or securities convertible into our Common Stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our Common Stock.

In the future, we expect to obtain financing or to further increase our capital resources by issuing additional shares of our capital stock or offering debt or other equity securities, including senior or subordinated notes, debt securities convertible into equity, or shares of preferred stock. Issuing additional shares of our capital stock, other equity securities, or securities convertible into equity may dilute the economic and voting rights of our existing stockholders, reduce the market price of our Common Stock, or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our Common Stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. As a result, holders of our common stock bear the risk that our future offerings may reduce the market price of our Common Stock and dilute their percentage ownership. See “Description of Capital Stock of NRX Pharmaceuticals.”

Future sales, or the perception of future sales, of our Common Stock by us or our existing stockholders in the public market following the closing of the Business Combination could cause the market price for our Common Stock to decline.

The sale of substantial amounts of shares of our Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Upon consummation of the Merger, we will have 53,730,162 shares of Common Stock outstanding, consisting of (i) 50,000,000 shares issued to holders of shares of NeuroRx Common Stock (including option holders and warrant holders) and holders of shares of NeuroRx preferred stock, (ii) 1,000,000 shares held by the Investors in the PIPE, (iii) 552,412 shares held by BRPA’s public stockholders (assuming no redemptions by such public stockholders), (iv) 717,250 shares held by BRPA’s rights holders following the exchange of each outstanding Right for one-tenth of one share of Common Stock pursuant to the terms of the Rights, and (v) 1,460,500 shares held by the Initial Stockholders and EBC (of which 125,000 Sponsor Earnout Shares will be subject to escrow), which takes into effect (x) the forfeiture, termination and cancellation of 875,000 shares of Common Stock by the Sponsor and BRAC pursuant to the Merger Agreement but not the forfeiture of up to an additional 300,000 shares of Common Stock which may be forfeited pursuant to the Merger Agreement, and (y) the issuance to EBC of 200,000 shares of Common Stock in accordance with the BCMA Amendment Agreement. We will also have an aggregate of 3,586,250 shares of Common Stock issuable upon exercise of outstanding Warrants, and will have unit purchase options outstanding to purchase up to 600,000 Units (which Units will consist of an aggregate of 660,000 shares of Common Stock and 300,000 Warrants).

All shares issued as Merger Consideration in the Business Combination will be freely tradable without registration under the Securities Act and without restriction by persons other than our “affiliates” (as defined under Rule 144 of the Securities Act, referred to herein as “Rule 144”), including our directors, executive officers and other affiliates. In addition, each holder of NeuroRx Common Stock will have a contingent right to receive a pro rata portion of 25,000,000 Earnout Shares upon achievement of the Earnout Shares Milestone.

NeuroRx stockholders holding an aggregate of approximately 63% of NeuroRx’s outstanding common stock will enter into a lock-up agreement with BRPA with respect to the Closing Consideration issuable to them in the Transactions. The Merger Agreement provides that such shares of Common Stock will be subject to transfer restrictions until the earlier of (a) the six-month anniversary of the Closing, (b) with respect to 50% of the shares of Common Stock issued to such persons, the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing, and (c) the date after the Closing on which BRPA consummates a liquidation, merger, stock exchange or other similar transaction which results in all of BRPA’s stockholders having the right to exchange their Common Stock for cash, securities or other property. See “The Business Combination Proposal — Ancillary Agreements.”

On or prior to the Closing Date, BRPA, Sponsor, BRAC, Graubard Miller, the Initial Stockholders and Continental will enter into the Stock Escrow Amendment providing: (a) for the forfeiture and cancellation of the Forfeited Shares, (b) that the Sponsor Earnout Shares will be subject to escrow pursuant to the Sponsor Agreement and in accordance with the terms of the Merger Agreement, (c) that the 40,000 shares of Common Stock held by Graubard Miller will be released from escrow and (d) that all remaining shares of Common Stock held in escrow thereunder will be released from escrow on the earlier of (i) the six-month anniversary of the Closing, (ii) with respect to 50% of the shares of Common Stock issued to such persons, the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing, and (iii) the date after the Closing on which BRPA consummates a liquidation, merger, stock exchange or other similar transaction which results in all of BRPA’s stockholders having the right to exchange their Common Stock for cash, securities or other property. See “The Business Combination Proposal — Ancillary Agreements — Stock Escrow Amendment.”

On or prior to the Closing Date, BRPA, NeuroRx, certain stockholders of BRPA and certain stockholders of NeuroRx will enter into a registration rights agreement, pursuant to which such persons will be granted rights to have registered, in certain circumstances, the resale under the Securities Act, of the Common Stock held by them. See the section of this proxy statement / prospectus / consent solicitation statement titled “The Business Combination Proposal — Ancillary Agreements — Registration Rights Agreement.”

In addition, the shares of Common Stock reserved for future issuance under the Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. The number of shares to be reserved for future issuance under the Incentive Plan is expected to equal 10% of the total outstanding shares of Common Stock on a fully diluted basis immediately after the closing of the Business Combination. In addition, the Incentive Plan is expected to include an evergreen feature that will allow our board of directors, in its sole discretion, to reserve additional shares of Common Stock for future issuance under the Incentive Plan each calendar year, beginning January 1, 2022 and ending on and including January 1, 2031, equal to the lesser of (A) 1% of the shares of Common Stock outstanding on the final day of the immediately preceding calendar year or (B) a smaller number of shares determined by the board of directors. We expect to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Common Stock or securities convertible into or exchangeable for shares of our Common Stock issued pursuant to our equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. The initial registration statement on Form S-8 is expected to cover approximately 5.4 million shares of our Common Stock.

Accordingly, following the Closing, the NeuroRx stockholders and the holders of insider shares may sell large amounts of Common Stock or Warrants in the open market or in privately negotiated transactions when permitted, which could have the effect of increasing the volatility in the trading price of the Common Stock or the Warrants or putting significant downward pressure on the price of the Common Stock or the Warrants.

NRX Pharmaceuticals will also have the ability under the Share Subscription Facility to require GEM to purchase up to approximately $96.4 million (based on an exchange rate of HKD$7.7776 to USD$1 as of April 9, 2021) of shares of Common Stock at a 10% discount to our market trading price.

Downward pressure on the market price of the Common Stock or the Warrants likely will result from sales of Common Stock issued in connection with the exercise of Warrants or the GEM Warrant, or sales of Common Stock to GEM pursuant to the Share Subscription Facility. Further, sales of Common Stock or Warrants upon expiration of any applicable lockup periods could encourage short sales of Common Stock or the Warrants by market participants. Generally, short selling means selling a security, contract or commodity not owned by the seller. The seller is committed to eventually purchase the financial instrument previously sold. Short sales are used to capitalize on an expected decline in the security’s price. Short sales of Common Stock or Warrants could have a tendency to depress the price of the Common Stock or the Warrants, respectively, which could increase the potential for short sales.

We cannot predict the size of future issuances of Common Stock or Warrants or the effect, if any, that future issuances and sales of shares of Common Stock or Warrants will have on the market price of the Common Stock or the Warrants. Sales of substantial amounts of Common Stock (including those shares issued in connection with the business combination), or the perception that such sales could occur, may adversely affect prevailing market prices of Common Stock or Warrants.

The obligations associated with being a public company will involve significant expenses and will require significant resources and management attention, which may divert from our business operations.

As a result of the Business Combination, we will become subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal control over financial reporting. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. Our entire management team and many of our other employees will need to devote substantial time to compliance and may not effectively or efficiently manage our transition into a public company.

In addition, the need to establish the corporate infrastructure demanded of a public company may also divert management’s attention from implementing our business strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal control over financial reporting, including IT controls, and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. If we do not continue to develop and implement the right processes and tools to manage our changing enterprise and maintain our culture, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations. In addition, we cannot predict or estimate the amount of additional costs we may incur to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses.

These rules and regulations result in our incurring legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results or report them in a timely manner.

Upon consummation of the Business Combination, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and Nasdaq. These rules and regulations will require, among other things that we establish and periodically evaluate procedures with respect to our internal control over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

In addition, as a public company, we will be required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting. As an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 4040 of the Sarbanes-Oxley Act. For additional information related to the risks and uncertainties of our compliance with the Sarbanes-Oxley Act, see “Risk Related to NeuroRx and its Business — Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could impair our ability to produce timely and accurate financial statements or comply with applicable regulations and have a material adverse effect on our business.”

NRX Pharmaceuticals will qualify as an “emerging growth company” as well as a “smaller reporting company” within the meaning of the Securities Act, and if NRX Pharmaceuticals takes advantage of certain exemptions from disclosure requirements available to emerging growth companies or smaller reporting companies, it could make NRX Pharmaceuticals’ securities less attractive to investors and may make it more difficult to compare NRX Pharmaceuticals’ performance to the performance of other public companies.

NRX Pharmaceuticals will qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, as modified by the JOBS Act. As such, NRX Pharmaceuticals will be eligible for and intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as it continues to be an emerging growth company, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements. NRX Pharmaceuticals will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of NRX Pharmaceuticals’ common stock that are held by non-affiliates exceeds $700 million as of June 30 of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.07 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the first sale of Common Stock in the BRPA IPO. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as NRX Pharmaceuticals is an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to opt out of such extended transition period and, therefore, NRX Pharmaceuticals may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Investors may find Common Stock less attractive because NRX Pharmaceuticals will rely on these exemptions, which may result in a less active trading market for the Common Stock and its price may be more volatile.

Additionally, NRX Pharmaceuticals will qualify as a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. NRX Pharmaceuticals will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of NRX Pharmaceuticals’ common stock held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter, or (ii) its annual revenues exceeded $100 million during such completed fiscal year and the market value of NRX Pharmaceuticals’ common stock held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter. To the extent NRX Pharmaceuticals takes advantage of such reduced disclosure obligations, it may also make comparison of its financial statements with other public companies difficult or impossible.

Anti-takeover provisions in our governing documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

The Proposed Charter, the Proposed Bylaws and Delaware law contain or will contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. Among other things, the Proposed Charter and/or the Proposed Bylaws will include the following provisions:

•

a staggered board, which means that our board of directors is classified into three classes of directors with staggered three-year terms and directors are only able to be removed from office for cause;

•	limitations on convening special stockholder meetings, which could make it difficult for our stockholders to adopt desired governance changes;

•

a prohibition on stockholder action by written consent, which means that our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter from and after the first date on which Jonathan Javitt and Daniel Javitt cease to beneficially own more than fifty percent (50%) of the outstanding shares of Common Stock;

•	a forum selection clause, which means certain litigation against us can only be brought in Delaware;

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without further action by our stockholders; and

•	advance notice procedures, which apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. We have elected in the Proposed Charter not to be subject to Section 203 of the DGCL, which prevents interested stockholders, such as certain stockholders holding more than 15% of our outstanding common stock, from engaging in certain business combinations unless (i) prior to the time such stockholder became an interested stockholder, the board of directors approved the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the common stock, or (iii) following board approval, such business combination receives the approval of the holders of at least two-thirds of our outstanding common stock not held by such interested stockholder at an annual or special meeting of stockholders. However, the Proposed Charter contains provisions that have the same effect as Section 203 of the DGCL, except they provide that Jonathan Javitt and Daniel Javitt and their respective affiliates will not be deemed to be “interested stockholders” regardless of the percentage of Common Stock owned by them and, accordingly, will not be subject to such restrictions.

Any provision of the Proposed Charter, the Proposed Bylaws or Delaware law that has the effect of delaying, preventing or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

The Proposed Charter and the Proposed Bylaws will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

The Proposed Charter and the Proposed Bylaws, each of which will become effective prior to the completion of the Business Combination, will provide that, unless we consent in writing to the selection of an alternative forum, the (a) Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on our behalf; (ii) any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or stockholders to us or to our stockholders; (iii) any action, suit or proceeding asserting a claim arising pursuant to the DGCL, the Proposed Charter or the Proposed Bylaws; or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine; and (b) subject to the foregoing, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, such forum selection provisions shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees.

Alternatively, if a court were to find the choice of forum provision contained in the Proposed Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

Additionally, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As noted above, the Proposed Charter and the Proposed Bylaws will provide that the federal district courts of the United States of America shall have jurisdiction over any action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such provision. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Certain NeuroRx stockholders will control NRX Pharmaceuticals, and their interests may conflict with NRX Pharmaceuticals’ or yours in the future.

Immediately following the closing of the Business Combination, Jonathan Javitt and Daniel Javitt will beneficially own approximately 28.8% and 27.2% of the outstanding shares of Common Stock, respectively. For so long as Jonathan Javitt and Daniel Javitt continue to own a significant percentage of Common Stock, Jonathan Javitt and Daniel Javitt will still be able to significantly influence the composition of NRX Pharmaceuticals’ board of directors and the approval of actions requiring stockholder approval. Accordingly, for such period of time, Jonathan Javitt and Daniel Javitt will have significant influence with respect to NRX Pharmaceuticals’ management, business plans and policies. In particular, for so long as Jonathan Javitt and Daniel Javitt continue to own a significant percentage of Common Stock, Jonathan Javitt and Daniel Javitt will be able to cause or prevent a change of control of NRX Pharmaceuticals or a change in the composition of NRX Pharmaceuticals’ board of directors and could preclude any unsolicited acquisition of NRX Pharmaceuticals. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of NRX Pharmaceuticals and ultimately might affect the market price of Common Stock. In addition, Jonathan Javitt and Daniel Javitt may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you. For example, Jonathan Javitt and Daniel Javitt could cause NRX Pharmaceuticals to make acquisitions that increase NRX Pharmaceuticals’ indebtedness or cause NRX Pharmaceuticals to sell revenue-generating assets. In certain circumstances, acquisitions of debt at a discount by purchasers that are related to a debtor can give rise to cancellation of indebtedness income to such debtor for U.S. federal income tax purposes. So long as Jonathan Javitt and Daniel Javitt continue to own a significant amount of NRX Pharmaceuticals’ combined voting power, even if such amount is less than 50%, Jonathan Javitt and Daniel Javitt will continue to be able to strongly influence or effectively control NRX Pharmaceuticals’ decisions.

Notwithstanding Jonathan Javitt’s and Daniel Javitt’s control of or substantial influence over NRX Pharmaceuticals, NRX Pharmaceuticals may from time to time enter into transactions with Jonathan Javitt and Daniel Javitt and their respective affiliates, or enter into transactions in which Jonathan Javitt and Daniel Javitt or their respective affiliates otherwise have a direct or indirect material interest. In connection with the merger, NRX Pharmaceuticals expects to adopt a formal written policy for the review and approval of transactions with related persons. A description of certain transactions BRPA entered into with Jonathan Javitt and Daniel Javitt and their respective affiliates in connection with the execution of the Merger Agreement, as well as a description of the policy NRX Pharmaceuticals expects to adopt with respect to the approval or ratification of transactions in which related persons, such as Jonathan Javitt and Daniel Javitt and their respective affiliates, have a direct or indirect material interest is included in this proxy statement / prospectus / consent solicitation statement. For more information, see “Certain Relationships and Related Party Transactions.”

Our Proposed Charter will not prevent Jonathan Javitt and Daniel Javitt and their respective affiliates from engaging in business activities which compete with NRX Pharmaceuticals or otherwise conflict with NRX Pharmaceuticals’ interests.

Although Jonathan Javitt and Daniel Javitt are precluded from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which NRX Pharmaceuticals operates based on Jonathan Javitt’s employment contract with NRX Pharmaceutical and the Glytech DLA (as defined below), respectively, NRX Pharmaceuticals’ amended and restated certificate of incorporation will provide that none of Jonathan Javitt and Daniel Javitt or their respective affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which NRX Pharmaceuticals operates. The Stockholder Parties also may pursue corporate opportunities that may be complementary to NRX Pharmaceuticals’ business and, as a result, those corporate opportunities may not be available to NRX Pharmaceuticals.

NRX Pharmaceuticals will be a “controlled company” within the meaning of the rules of Nasdaq and the rules of the SEC. As a result, NRX Pharmaceuticals will qualify for, and intend to rely on, exemptions from certain corporate governance requirements that would otherwise provide protection to stockholders of other companies.

Immediately following the completion of the merger, Jonathan Javitt and Daniel Javitt will control a majority of the voting power of the Common Stock. As a result, NRX Pharmaceuticals will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of NRX Pharmaceuticals’ board of directors consist of “independent directors” as defined under the rules of Nasdaq;

•

the requirement that NRX Pharmaceuticals have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•

the requirement that NRX Pharmaceuticals have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the compensation and nominating and corporate governance committees.

Following the merger, NRX Pharmaceuticals intends to utilize some or all of these exemptions. As a result, NRX Pharmaceuticals’ nominating and corporate governance committee and compensation committee may not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

In addition, on June 20, 2012, the SEC passed final rules implementing provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 pertaining to compensation committee independence and the role and disclosure of compensation consultants and other advisers to the compensation committee. The SEC’s rules direct each of the national securities exchanges (including Nasdaq on which NRX Pharmaceuticals intends to list its common stock) to develop listing standards requiring, among other things, that:

•	compensation committees be composed of fully independent directors, as determined pursuant to new independence requirements;

•	compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisors; and

•

compensation committees be required to consider, when engaging compensation consultants, legal counsel or other advisors, certain independence factors, including factors that examine the relationship between the consultant or advisor’s employer and NRX Pharmaceuticals.

As a “controlled company”, NRX Pharmaceuticals will not be subject to these compensation committee independence requirements.

Risks If the Adjournment Proposal Is Not Approved

If the adjournment proposal is not approved, BRPA’s board of directors will not have the ability to adjourn the annual meeting to a later date.

If, at the annual meeting, the chairman presiding over the annual meeting determines that it would be in the best interests of BRPA to adjourn the annual meeting to give BRPA more time to consummate the business combination for whatever reason (such as if the business combination proposals are not approved, or if BRPA would have net tangible assets of less than $5,000,001 upon the consummation of the Transactions), the chairman presiding over the annual meeting will seek approval to adjourn the annual meeting to a later time or times. If the adjournment proposal is not approved, the chairman will not have the ability to adjourn the annual meeting to a later time. In such event, the business combination would not be completed and, if another business combination is not consummated as permitted by BRPA’s stockholders, BRPA will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining stockholders and its board of directors, dissolving and liquidating.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

BRPA and NeuroRx believe that some of the information in this proxy statement / prospectus / consent solicitation statement constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. However, because BRPA is a “blank check” company, the safe-harbor provisions of that act do not apply to statements made in this proxy statement / prospectus / consent solicitation statement. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain projections of future results of operations or financial condition; or

•	state other “forward-looking” information.

BRPA and NeuroRx believe it is important to communicate expectations to their respective securityholders. However, there may be events in the future that BRPA and NeuroRx are not able to predict accurately or over which they have no control. The risk factors and cautionary language discussed in this proxy statement / prospectus / consent solicitation statement provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by BRPA and NeuroRx in such forward-looking statements, including among other things:

•	the number and percentage of BRPA Public Shareholders voting against the business combination proposal and/or seeking conversion;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the ability to maintain the listing of BRPA’s securities on Nasdaq prior to or following the business combination;

•	changes adversely affecting the business in which NeuroRx is engaged;

•	management of growth;

•	general economic conditions;

•	NeuroRx’s business strategy and plans; and

•	the result of future financing efforts.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement / prospectus / consent solicitation statement.

All forward-looking statements included herein attributable to any of BRPA, NeuroRx, or any person acting on either party’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, BRPA and NeuroRx undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement / prospectus / consent solicitation statement or to reflect the occurrence of unanticipated events.

Before a shareholder grants its proxy or instructs how its vote should be cast or vote on the business combination proposal, charter proposals, bylaws proposal, Nasdaq proposals, director proposal, charter plan proposal, or the adjournment proposal, it should be aware that the occurrence of the events described in the “Risk Factors” section and elsewhere in this proxy statement / prospectus / consent solicitation statement may adversely affect BRPA and/or NeuroRx.

ANNUAL MEETING OF BRPA STOCKHOLDERS

General

BRPA is furnishing this proxy statement / prospectus / consent solicitation statement to its stockholders as part of the solicitation of proxies by its board of directors for use at the annual meeting of BRPA stockholders and at any adjournment or postponement thereof. This proxy statement / prospectus / consent solicitation statement provides you with information you need to know to be able to vote or instruct your vote to be cast at the annual meeting.

Date, Time and Place

The annual meeting of BRPA stockholders will be held on May 24, 2021 at 8:30 a.m., eastern time, held solely over the internet by means of a live audio webcast. You may attend and participate in the annual meeting by accessing the meeting web portal located at https://www.cstproxy.com/bigrockpartners.2021/. See “Questions and Answers about the Proposals — How do I attend the annual meeting?” for more information.

Purpose of the Annual Meeting

At the annual meeting, BRPA is asking holders of its Common Stock:

•	to consider and vote upon a separate proposal to adopt the Merger Agreement and approve the Transactions (the business combination proposal);

•

to consider and vote upon separate proposals to approve amendments to BRPA’s Charter, which amendments will be effective following the consummation of the Transactions and are embodied in the Proposed Charter, to: (i) change the name of BRPA from “Big Rock Partners Acquisition Corp.” to “NRX Pharmaceuticals, Inc.”; (ii) increase the number of authorized shares of Common Stock from 100,000,000 shares to 500,000,000 shares; (iii) increase the number of authorized shares of preferred stock from 1,000,000 shares to 50,000,000 shares; (iv) require an affirmative vote of holders of at least two-thirds (66-2/3%) of the voting power of all of the then outstanding shares of NRX Pharmaceuticals, voting together as a single class, to amend, alter, repeal or rescind certain provisions of the Proposed Charter relating to the authorization and issuance of preferred stock, the board of directors, stockholder actions, liability of directors, indemnification of directors and officers, forum selection and amendments to the Proposed Charter; (v) provide for the removal of directors with cause only by stockholders voting at least three-quarters (75%) of the voting power of all of the then outstanding shares of voting stock of NRX Pharmaceuticals entitled to vote at an election of directors; and (vi) remove the various provisions applicable only to special purpose acquisition companies that will no longer be applicable to BRPA after the consummation of the Transactions (the charter proposals);

•

to consider and vote upon a proposal to approve amendments to BRPA’s Bylaws, which amendments will be effective following the consummation of the Transactions and are embodied in the Proposed Bylaws, including to longer require the affirmative vote of the holders of at least 66.7% of the issued and outstanding capital stock of BRPA to amend certain provision of the Proposed Bylaws and provide that the board of directors of NRX Pharmaceuticals be expressly empowered to adopt, amend or repeal the bylaws of NRX Pharmaceuticals (the bylaws proposal);

•

to consider and vote upon a series of proposals to approve (a) the issuance of an aggregate of 75,200,000 shares of Common Stock to the securityholders of NeuroRx and to EBC in the Transactions (consisting of the Closing Consideration, the Earnout Shares and the shares of Common Stock issuable pursuant to the BCMA Amendment Agreement) representing the issuance of 20% or more of the shares of Common Stock or voting power outstanding before such issuance, (b) the issuance of Common Stock to the securityholders of NeuroRx resulting in a change of control of BRPA, and (c) the issuance of an aggregate of 1,000,000 shares of Common Stock to the Investors in the PIPE, representing the issuance of 20% or more of the shares of Common Stock or voting power outstanding before such issuance at a price less than the Market Price (as defined by Nasdaq Listing Rules), all in accordance with Nasdaq Listing Rule 5635 (the Nasdaq proposals);

•	to elect six (6) directors to the board of directors of BRPA, to serve following the consummation of the Transactions and until their successors are duly elected and qualified (the director proposal);

•	to consider and vote upon a proposal to approve the adoption of the 2021 Plan (the plan proposal); and

•

to consider and vote upon a proposal to approve a proposal to adjourn annual meeting to a later time or times, if necessary, if it is determined that additional time is necessary to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals or if BRPA and NeuroRx mutually determine that the Merger cannot be consummated for any reason (the adjournment proposal).

Recommendation of BRPA Board of Directors

BRPA’s board of directors has unanimously determined that the business combination proposal, the charter proposals, the bylaws proposal, the Nasdaq proposals, the director proposal, the plan proposal, and the adjournment proposal are fair to and in the best interests of BRPA and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the business combination proposal, “FOR” each of the charter proposals, “FOR” the bylaws proposal, “FOR” each of the Nasdaq proposals, “FOR” the election of all of the persons nominated by BRPA’s management for election as directors, “FOR” the plan proposal, and “FOR” the adjournment proposal, if presented.

Voting Power; Record Date

BRPA Stockholders will be entitled to vote or direct votes to be cast at the annual meeting if they owned shares of Common Stock at the close of business on April 23, 2021, which is the record date for the annual meeting. Stockholders will have one vote for each share of Common Stock owned at the close of business on the record date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. BRPA’s Rights and Warrants do not have voting rights. On the record date, there were 2,687,912 shares of Common Stock outstanding, of which 552,412 were Public Shares.

Quorum and Vote of BRPA Stockholders

A quorum of BRPA stockholders is necessary to hold a valid meeting. A quorum will be present at the BRPA annual meeting if a majority of the issued and outstanding shares of Common Stock on the record date that are entitled to vote at the annual meeting are represented by stockholders present at the annual meeting in person (which would include presence at the virtual meeting) or by proxy. Abstentions will be counted towards the quorum requirement. Broker non-votes will not be counted towards the quorum requirement. If there is no quorum, a majority of the votes present at the annual meeting may adjourn the annual meeting to another time.

The proposals to be presented at the annual meeting will require the following votes:

•

Business Combination Proposal — The approval of the business combination proposal will require the affirmative vote of the holders of a majority of the then outstanding shares of Common Stock present and entitled to vote at the annual meeting. Abstentions will have the same effect as a vote “against” the business combination proposal. Brokers are not entitled to vote on the business combination proposal absent voting instructions from the beneficial holder and, consequently, broker non-votes will have no effect on the business combination proposal. The Transactions will not be consummated if BRPA has less than $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) under the Exchange Act) upon consummation of the Transactions. Assuming the PIPE is consummated substantially simultaneously with the consummation of the Merger, BRPA is expected to meet the net tangible assets test even if all public stockholders exercise their conversion rights. See NeuroRx’s pro forma combined financial information included elsewhere in this proxy statement / prospectus / consent solicitation statement.

•

Charter Proposals — The approval of each of the charter proposals will require the affirmative vote of the holders of a majority of the issued and outstanding Common Stock on the record date. Abstentions will have the same effect as a vote “against” the charter proposals. The charter proposal to change the name of BRPA from “Big Rock Partners Acquisition Corp.” to “NRX Pharmaceuticals, Inc.” is a routine proposal and, accordingly, your broker, bank or nominee may vote your shares with respect to such proposal without receiving voting instructions. Consequently, there should be no broker non-votes with respect to the charter proposal to change the name of BRPA to “NRX Pharmaceuticals, Inc.” Each other charter proposal is considered a non-routine proposal, and, accordingly, brokers are not entitled to vote on those proposals without receiving voting instructions, and broker non-votes will have the same effect as a vote “against” such proposals.

•

Bylaws Proposal — The approval of the bylaws proposal will require the affirmative vote of the holders of at least 66.7% of the issued and outstanding capital stock of BRPA on the record date. Abstentions will have the same effect as a vote “against” the bylaws proposal. Brokers are not entitled to vote on the bylaws proposal absent voting instructions from the beneficial holder and, consequently, broker non-votes will have the same effect as a vote “against” the bylaws proposal.

•

Nasdaq Proposals — The approval of each of the Nasdaq proposals will require the affirmative vote of the holders of a majority of the votes cast by the stockholders present in person (which would include presence at the virtual meeting) or represented by proxy at the annual meeting. Abstentions are not considered “votes cast” and accordingly will have no outcome on the vote. Brokers are not entitled to vote on the Nasdaq proposals absent voting instructions from the beneficial holder and, consequently, broker non-votes will have no effect on the Nasdaq proposals.

•

Director Proposal — The election of directors requires a plurality of the votes cast. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” will be elected as directors (even if they receive less than a majority of the votes cast). Consequently, because this is an uncontested election, any director nominee who receives at least one vote “FOR” will be elected as a director. Abstentions will have no effect on the director proposal because an abstention is not a vote cast with respect to the proposal. Brokers are not entitled to vote on the director proposal absent voting instructions from the beneficial holder because the director proposal is considered “non-routine.” Consequently, broker non-votes will have no effect with respect to the director proposal.

•

Plan Proposal — The approval of the plan proposal will require the affirmative vote of the holders of a majority of the votes cast by the stockholders present in person (which would include presence at the virtual meeting) or represented by proxy at the annual meeting. Abstentions are not considered “votes cast” and accordingly will have no outcome on the vote. Brokers are not entitled to vote on the plan proposal absent voting instructions from the beneficial holder and, consequently, broker non-votes will have no effect on the plan proposal.

•

Adjournment Proposal — The approval of the adjournment proposal will require the affirmative vote of the holders of a majority of the then outstanding shares of Common Stock present and entitled to vote at the annual meeting. Abstentions will have the same effect as a vote “against” the adjournment proposal. Brokers are entitled to vote on the adjournment proposal absent voting instructions from the beneficial holder because the proposal is considered “routine.” Consequently, there should be no broker non-votes with respect to the adjournment proposal.

As previously indicated herein, holders of insider shares, officers, directors and affiliates of BRPA have agreed to vote all shares of Common Stock held by them in favor of the business combination proposal and indicated they intend to vote their shares of Common Stock in favor of all other proposals being presented by BRPA at the annual meeting. As a result, as of the record date for the annual meeting, the holders of an aggregate of 2,067,500 shares of Common Stock, which currently constitutes approximately 76.9% of the outstanding shares of Common Stock, have agreed to vote in favor of the business combination proposal and intend to vote such shares in favor of the other proposals. Accordingly, each of the proposals being submitted to BRPA stockholders hereunder can be approved even if every holder of Public Shares votes against such proposals.

Under the Merger Agreement, the approval of (i) the business combination proposal, (ii) the charter proposals, (iii) the Nasdaq proposals, and (iv) the plan proposal is a condition to the consummation of the Transactions (collectively, the BRPA Stockholder Approval).

Voting Your Shares

If you are a holder of record of Common Stock, there are two ways to vote your shares of Common Stock at the annual meeting:

•

By Mail. You may vote by proxy by completing the enclosed proxy card and returning it in the postage-paid return envelope. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted “FOR” all of the proposals in accordance with the recommendation of the BRPA board of directors. Proxy cards received after a matter has been voted upon at the annual meeting will not be counted.

•

At the Virtual Meeting. You can attend the annual meeting and vote virtually even if you have previously voted by submitting a proxy pursuant to any of the methods noted above. You will be given a ballot when you log in. However, if your shares of Common Stock are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way BRPA can be sure that the broker, bank or nominee has not already voted your shares of Common Stock. See “Questions and Answers about the Proposals – How do I attend the annual meeting?” for more information.

If you hold your Common Stock in “street name,” you should follow the instructions sent to you by your bank, broker or other nominee in order to vote your shares. If you wish to vote shares held in “street name” virtually at the annual meeting, you must contact your bank, broker or other nominee and request a document called a “legal proxy.” Requesting a legal proxy will automatically cancel any voting directions previously given to such bank, broker or other nominee.

If you do not give instructions to such bank, broker or other nominee, such bank, broker or other nominee can vote your Common Stock with respect to “discretionary” items but not with respect to “non-discretionary” items. Discretionary items are proposals considered routine under the rules of FINRA Rule 2251 or NYSE Rule 452, as applicable, for which your broker or other agent may vote shares held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker or other agent instructions, your broker will not be able to vote (“broker non-vote”). It is anticipated that all proposals other than the adjournment proposal and the charter proposal to approve the change of BRPA’s name from “Big Rock Partners Acquisition Corp.” to “NRX Pharmaceuticals, Inc.” will be non-discretionary items.

You may receive more than one set of voting materials. For example, if you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. If you hold your shares in “street name” in more than one brokerage account, you will receive voting materials for each brokerage account in which you hold shares. Please complete, sign, date and return each proxy card you receive and provide instructions on how to vote your shares with respect to each brokerage account for which you receive proxy materials, in order to be sure you cast a vote with respect to all of your shares of Common Stock.

Revoking Your Proxy

If you are a holder of record of Common Stock and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•

you may send another proxy card to BRPA’s secretary with a later date so that it is received prior to the vote at the annual meeting or attend the annual general meeting and vote during the live webcast;

•	you may notify BRPA’s secretary in writing, prior to the vote at the annual meeting, that you have revoked your proxy; or

•	you may attend the annual meeting and vote or revoke your proxy during the live webcast, although your attendance alone will not revoke any proxy that you have previously given.

If you hold your Common Stock in “street name,” you may submit new instructions on how to vote your shares by contacting your broker, bank or other nominee.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your shares, you may call Advantage Proxy, BRPA’s proxy solicitor, at (877) 870-8565.

Conversion Rights

Pursuant to BRPA’s Charter, a holder of Public Shares may demand that BRPA convert such shares into cash if the business combination is consummated; provided that BRPA may not consummate the business combination if it has less than $5,000,001 of net tangible assets upon consummation of the business combination. Such condition cannot be waived by either BRPA or NeuroRx. Assuming the PIPE is consummated substantially simultaneously with the consummation of the Merger, BRPA is expected to meet the net tangible assets test even if all public stockholders exercise their conversion rights. See NeuroRx’s pro forma combined financial information included elsewhere in this proxy statement / prospectus / consent solicitation statement.

Holders of Public Shares will be entitled to receive cash for these shares only if they properly demand conversion and deliver their shares to BRPA’s transfer agent no later than ten (10) business days after the annual meeting. Holders of Public Shares do not need to affirmatively vote on the business combination proposal or be a holder of such Public Shares as of the record date to exercise conversion rights. If the Transactions are not consummated, these shares will not be converted into cash. If a holder of Public Shares properly demands conversion, delivers his, her or its shares to BRPA’s transfer agent as described above, and the Transactions are consummated, BRPA will convert each Public Share into a full pro rata portion of the trust account, calculated as of two (2) business days before the date of the annual meeting. It is anticipated that this would amount to approximately $10.80 per share. If a holder of Public Shares exercises his, her or its conversion rights, then it will be exchanging its shares of Common Stock for cash and will no longer own the shares.

Holders of BRPA Rights and Warrants do not have conversion rights with respect to such securities.

Appraisal Rights

BRPA stockholders and holders of BRPA Rights and Warrants do not have appraisal rights in connection with the Transactions under the DGCL.

The NeuroRx stockholders are entitled to appraisal rights in connection with the Merger under the DGCL. For more information about such rights, see the section titled “Appraisal Rights.”

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. BRPA has engaged Advantage Proxy, Inc. to assist in the solicitation of proxies. BRPA has agreed to pay Advantage Proxy an aggregate of $5,500 for the foregoing services. Advantage Proxy previously assisted BRPA in soliciting votes in connection with stockholder meetings held for the purpose of approving an amendment to the Charter to extend the time during which BRPA had to complete an initial business combination.

If a BRPA stockholder grants a proxy, it may still vote its shares of Common Stock during the annual meeting webcast if it revokes its proxy before the annual meeting. A BRPA stockholder may also change its vote by submitting a later-dated proxy as described in the section entitled “Annual Meeting of BRPA Stockholders — Revoking Your Proxy.”

Other Matters

As of the date of this proxy statement / prospectus / consent solicitation statement, the BRPA board of directors does not know of any business to be presented at the annual meeting other than as set forth in the notice accompanying this proxy statement / prospectus / consent solicitation statement. If any other matters should properly come before the annual meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

NEURORX’S SOLICITATION OF WRITTEN CONSENTS

Purpose of the Consent Solicitation; Recommendation of the NeuroRx Board of Directors

The NeuroRx board of directors is providing this proxy statement / prospectus / consent solicitation statement to NeuroRx stockholders. NeuroRx stockholders are being asked to adopt and approve the NeuroRx Merger Proposal by executing and delivering the written consent furnished with this proxy statement / prospectus / consent solicitation statement.

After consideration, the NeuroRx board of directors unanimously approved and declared advisable the Merger Agreement and the Business Combination and the other transactions contemplated by the Merger Agreement, upon the terms and conditions set forth in the Merger Agreement, and unanimously determined that the Merger Agreement and the Transactions are in the best interests of NeuroRx and its stockholders. The NeuroRx board of directors unanimously recommends that NeuroRx stockholders approve the NeuroRx Merger Proposal, by executing and delivering the written consent furnished with this proxy statement / prospectus / consent solicitation statement.

In reaching its decision to adopt and approve, and declare advisable, the Merger Agreement and resolving to recommend that NeuroRx stockholders adopt and approve the Merger Agreement and thereby approve the NeuroRx Merger Proposal, the NeuroRx board of directors consulted with NeuroRx’s management, as well as its financial and legal advisors, and considered a number of factors, including its knowledge of NeuroRx’s business, operations, financial condition, earnings and prospects, and its knowledge of the financial and capital markets and the risks associated with pursuing an initial public offering (“IPO”) of NeuroRx. Among the various factors that the NeuroRx board of directors considered in favor of its decision are:

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Other Alternatives. It is the belief of the NeuroRx board of directors, after review of alternative strategic opportunities from time to time, that the proposed Business Combination represents the best potential transaction for NeuroRx to create greater value for NeuroRx’s stockholders, while also providing greater liquidity by owning stock in a public company.

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Advantages Over a Traditional IPO. Prior to executing the Merger Agreement, the NeuroRx board of directors considered the alternative of a traditional IPO. The NeuroRx board of directors considered that the Business Combination provided certain advantages over a traditional IPO. In particular, the NeuroRx board of directors considered that, based on available information at the time, including with respect to the conditions of the IPO market for companies of a similar size and industry as NeuroRx, the Business Combination with BRPA was likely to provide for a more time-and cost-effective means to access capital with a higher likelihood of completion in light of the committed equity investments, greater valuation certainty and less dilution to NeuroRx’s existing stockholders and would provide potential investors with more extensive information about the prospects of NeuroRx.

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Terms of the Merger Agreement. The NeuroRx board of directors considered the terms and conditions of the Merger Agreement, including but not limited to the nature and scope of the closing conditions and the likelihood of obtaining any necessary regulatory approvals, in addition to the transactions contemplated thereby, including the Business Combination.

•	Access to Capital. The NeuroRx board of directors expects that the Business Combination will be a more time- and cost-effective means to access capital than other options considered, including an IPO.

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Benefit from Being a Public Company. The NeuroRx board of directors believes that under new public ownership NeuroRx will have the flexibility and financial resources to pursue and execute a growth strategy to increase revenues and stockholder value and will benefit from being publicly traded, and can effectively utilize the broader access to capital and public profile that are associated with being a publicly traded company.

•	Support Agreements. The NeuroRx board of directors considered that, pursuant to the Merger Agreement, the Supporting NeuroRx Stockholders entered into Support Agreements whereby such

Supporting NeuroRx Stockholders have agreed that, on or effective as of the tenth calendar day following the date that this proxy statement / prospectus / consent solicitation statement is disseminated to NeuroRx’s stockholders, each Supporting NeuroRx Stockholder will execute and deliver a written consent with respect to outstanding shares of NeuroRx Common Stock and NeuroRx Preferred Stock held by such Supporting NeuroRx Stockholder adopting the Merger Agreement and approving the Transactions (including conversion of any shares of NeuroRx Preferred Stock held by such stockholder). The shares of NeuroRx capital stock that are owned by the Supporting NeuroRx Stockholders and subject to the Support Agreements represent approximately 88.7% of the outstanding shares of NeuroRx Common Stock and approximately 84.4% of the outstanding shares of NeuroRx Preferred Stock, in each case as of the NeuroRx Record Date. The execution and delivery of written consents by all of the Supporting NeuroRx Stockholders will constitute the NeuroRx Stockholder Approval at the time of such delivery. See “The Business Combination Proposal—Ancillary Agreements—Support Agreements.”

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Lock-Up Agreement. The NeuroRx board of directors considered that, in connection with the execution of the Merger Agreement, certain NeuroRx stockholders will enter into a lock-up agreement with BRPA with respect to the Closing Consideration issuable to them in the Transactions. The Merger Agreement provides that such shares of Common Stock will be subject to transfer restrictions until the earlier of (a) the six-month anniversary of the Closing, (b) with respect to 50% of the shares of Common Stock issued to such persons, the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing, and (c) the date after the Closing on which BRPA consummates a liquidation, merger, stock exchange or other similar transaction which results in all of BRPA’s stockholders having the right to exchange their Common Stock for cash, securities or other property. See “The Business Combination Proposal—Ancillary Agreements—Lock-Up.”

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Sponsor Agreement. The NeuroRx board of directors considered that, in connection with the execution of the Merger Agreement, BRPA will enter into the Sponsor Agreement with the Sponsor and BRAC providing that (a) the Sponsor and BRAC will forfeit, and BRPA will terminate and cancel: (x) an aggregate of 875,000 shares of Common Stock and (y) one share of Common Stock for each Public Share validly redeemed by public stockholders in connection with the business combination proposal, up to a maximum of 300,000 shares of Common Stock, and (b) 125,000 shares of Common Stock owned by the Sponsor will be subject to escrow, which Sponsor Earnout Shares will either be released from escrow to the Sponsor upon the achievement of the Earnout Shares Milestone or terminated and canceled by BRPA on December 31, 2022, in the event that the Earnout Shares Milestone is not achieved. See “The Business Combination Proposal—Ancillary Agreements—Sponsor Agreement.”

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Registration Rights Agreement. The NeuroRx board of directors also considered that, in connection with the execution of the Merger Agreement, BRPA and certain stockholders of NeuroRx and BRPA will enter into a registration rights agreement, pursuant to which such persons will be granted rights to have registered, in certain circumstances, the resale under the Securities Act, of the Common Stock held by them. See “The Business Combination Proposal—Ancillary Agreements—Registration Rights Agreement.”

The NeuroRx board of directors also considered the following negative factors:

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Risk that Business Combination may not be completed. The NeuroRx board of directors considered the risk that the Business Combination might not be consummated in a timely manner, or at all, due to a lack of stockholder approval or failure to satisfy various conditions to Closing.

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Impact on reputation and business if the Business Combination is not completed. The NeuroRx board of directors considered the possibility that the Business Combination might not be completed and that there may be an adverse effect of the public announcement of the Business Combination on NeuroRx’s reputation and business in the event the Business Combination is not completed.

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Expenses and challenges. The NeuroRx board of directors considered the expenses to be incurred in connection with the Business Combination and related administrative challenges associated with combining the companies.

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Costs of being a public company. The NeuroRx board of directors considered the additional public company expenses and obligations that NeuroRx’s business will be subject to following the Business Combination that it has not previously been subject to.

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Restrictions on operation of NeuroRx’s business. The NeuroRx board of directors considered the fact that, although NeuroRx will continue to exercise, consistent with the terms and conditions of the Merger Agreement, control and supervision over its operations prior to the completion of the Business Combination, the Merger Agreement generally obligates NeuroRx, subject to BRPA’s prior consent (which consent may not be unreasonably withheld, delayed or conditioned), to conduct its business in the ordinary course of business consistent with past practice and in accordance with specified restrictions, which might delay or prevent NeuroRx from undertaking certain business opportunities that might arise pending completion of the Business Combination.

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Interests of NeuroRx executive officers and directors. The NeuroRx board of directors considered the fact that certain executive officers and directors of NeuroRx have interests in the Business Combination that may be different from, or in addition to, the interests of NeuroRx stockholders generally, including the manner in which they would be affected by the Business Combination and the other matters disclosed under “—Interests of NeuroRx’s Directors and Executive Officers in the Transactions.”

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Other risks. The NeuroRx board of directors considered various other risks associated with the combined organization and the Business Combination, including the risks described in the section titled “Risk Factors.”

The foregoing discussion of the factors considered by the NeuroRx board of directors is not intended to be exhaustive, but, rather, includes the material factors considered by the NeuroRx board of directors. In reaching its decision to adopt and approve, and declare advisable, the Merger Agreement, the Business Combination and the other transactions contemplated by the Merger Agreement, the NeuroRx board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The NeuroRx board of directors considered all these factors as a whole, including discussions with, and questioning of, NeuroRx’s management and financial and legal advisors, and, overall, considered these factors to be favorable to, and to support, its determination.

The NeuroRx board of directors concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expected NeuroRx stockholders would receive as a result of the Business Combination, including the belief of the NeuroRx board of directors that the Business Combination would maximize the immediate value of shares of NeuroRx Common Stock and preferred stock and eliminate the risk and uncertainty affecting the future prospects of NeuroRx, including the potential execution risks associated with an IPO of NeuroRx Common Stock and preferred stock and pursuing its business plan as a public company. Accordingly, the NeuroRx board of directors determined that the Business Combination and the other transactions contemplated by the Merger Agreement are advisable to, and in the best interests of, NeuroRx and its stockholders, and adopted and approved, and declared advisable, the Merger Agreement, the Business Combination and the other transactions contemplated by the Merger Agreement. The NeuroRx board of directors recommends that NeuroRx stockholders consent to the NeuroRx Merger Proposal.

NeuroRx Stockholders Entitled to Consent

Only NeuroRx stockholders of record as of the close of business on May 6, 2021, the NeuroRx Record Date, will be entitled to execute and deliver a written consent. As of the close of business on the NeuroRx Record Date, there were 11,829,066 shares of NeuroRx Common Stock outstanding and 2,371,520 shares of NeuroRx Preferred Stock outstanding, consisting of 1,000,000 shares of NeuroRx Series A Preferred Stock, 1,050,695 shares of NeuroRx Series B-1 Preferred Stock, 316,658 shares of NeuroRx Series B-1A Preferred Stock and 4,167 shares of NeuroRx Series B-2 Preferred Stock, in each case entitled to execute and deliver written consents with respect to the NeuroRx Merger Agreement Proposal. Each holder of NeuroRx Common Stock is entitled to one vote for each share of NeuroRx Common Stock held as of the NeuroRx Record Date. Each holder of NeuroRx Preferred Stock is entitled to a number of votes equal to the number of shares of NeuroRx Common Stock into which the shares of NeuroRx Preferred Stock held by such holder could be converted as of the NeuroRx Record Date.

Written Consents; Required Written Consents

The approval of the NeuroRx Merger Proposal requires the affirmative vote or consent of (a) the holders of a majority of the voting power of the outstanding shares of NeuroRx Common Stock and NeuroRx Preferred Stock (on an as-converted to NeuroRx Common Stock basis) voting together as a single class, (b) two-thirds of the voting power of the outstanding shares of NeuroRx Series A Preferred Stock, voting as a separate class and (c) two-thirds of the voting power of the outstanding shares of NeuroRx Series B Preferred Stock, voting as a separate class.

On or prior to January 14, 2021, BRPA, Merger Sub and the Supporting NeuroRx Stockholders entered into the Support Agreements. Each Support Agreement provides, among other things, that on (or effective as of) the tenth calendar day following the date that this proxy statement / prospectus / consent solicitation statement is disseminated to NeuroRx’s stockholders, each Supporting NeuroRx Stockholder will execute and deliver a written consent with respect to outstanding shares of NeuroRx Common Stock and NeuroRx Preferred Stock held by such Supporting NeuroRx Stockholder adopting the Merger Agreement and approving the Transactions (including conversion of any shares of NeuroRx Preferred Stock held by such stockholder). As of the record date, the shares of NeuroRx capital stock that are owned by the Supporting NeuroRx Stockholders and subject to the Support Agreements represent approximately 88.7% of the outstanding shares of NeuroRx Common Stock and approximately 84.4% of the outstanding shares of NeuroRx Preferred Stock, in each case as of the NeuroRx Record Date. The execution and delivery of written consents by all of the Supporting NeuroRx Stockholders will constitute the NeuroRx Stockholder Approval at the time of such delivery.

Submission of Written Consents

You may consent to the NeuroRx Merger Proposal with respect to your shares of NeuroRx capital stock by completing, dating and signing the written consent enclosed with this proxy statement / prospectus / consent solicitation statement and returning it to NeuroRx by the consent deadline.

If you hold shares of NeuroRx capital stock as of the close of business on the NeuroRx Record Date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to NeuroRx. Once you have completed, dated and signed the written consent, you may deliver it to NeuroRx by emailing a ..pdf copy to investor@nrxpharma.com or by mailing your written consent to NeuroRx, Inc., 1201 N. Market Street, Suite 111, Wilmington, DE 19801, Attention: Corporate Secretary (however, in light of the ongoing COVID-19 pandemic, delivery via email is preferable).

The NeuroRx board of directors has set May 23, 2021 as the consent deadline. NeuroRx reserves the right to extend the consent deadline beyond May 23, 2021. Any such extension may be made without notice to NeuroRx stockholders.

NeuroRx stockholders should not send stock certificates with their written consents. After the transaction is completed, a letter of transmittal and written instructions for the surrender of NeuroRx stock certificates or electronic certificates, as applicable, will be mailed to NeuroRx stockholders. Do not send in your certificates now.

Executing Written Consents; Revocation of Written Consents

You may execute a written consent to approve the NeuroRx Merger Proposal (which is equivalent to a vote for such proposal), or disapprove, or abstain from consenting with respect to, the NeuroRx Merger Proposal (which is equivalent to a vote against such proposal). If you do not return your written consent, it will have the same effect as a vote against the NeuroRx Merger Proposal. If you are a record holder of shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock and you return a signed written consent without indicating your decision on the NeuroRx Merger Proposal, you will have given your consent to approve such proposal.

Your consent to the NeuroRx Merger Proposal may be changed or revoked at any time before the consent deadline; however, such change or revocation is not expected to have any effect, as the delivery of the written consents contemplated by the Support Agreements will constitute the NeuroRx Stockholder Approval at the time of such delivery. If you wish to change or revoke your consent before the consent deadline, you may do so by sending a new written consent with a later date or by delivering a notice of revocation, in either case by emailing a .pdf copy to investor@nrxpharma.com or by mailing your written consent to NeuroRx, Inc., 1201 N. Market Street, Suite 111, Wilmington, DE 19801, Attention: Corporate Secretary (however, in light of the ongoing COVID-19 pandemic, delivery via email is preferable).

Due to the obligations of the Supporting NeuroRx Stockholders under the Support Agreements, a failure of any other NeuroRx stockholder to deliver a written consent, or any change or revocation of a previously delivered written consent by any other NeuroRx stockholder, is not expected to have any effect on the approval of the NeuroRx Merger Proposal.

Solicitation of Written Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials is being borne by NeuroRx. Officers and employees of NeuroRx may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular compensation but no special compensation for soliciting consents.

PROPOSAL NO. 1—THE BUSINESS COMBINATION PROPOSAL

The discussion in this proxy statement / prospectus / consent solicitation statement of the Transactions and the principal terms of the Merger Agreement is subject to, and is qualified in its entirety by reference to, the Merger Agreement. A copy of the Merger Agreement is attached as Annex A hereto.

Structure of the Transactions

The Merger Agreement provides for the Merger of Merger Sub with and into NeuroRx, with NeuroRx surviving as a wholly-owned subsidiary of BRPA and the securityholders of NeuroRx becoming securityholders of BRPA.

Merger Consideration

Closing Consideration

Pursuant to the Merger Agreement, the aggregate consideration payable to stockholders of NeuroRx at the Effective Time consists of an aggregate of 50,000,000 shares of newly issued Common Stock. In addition, the NeuroRx securityholders (including option holders and warrant holders) who own NeuroRx securities immediately prior to the Closing will receive the contingent right to receive their pro rata portion of (i) the Earnout Shares if the Earnout Shares Milestone is met prior to December 31, 2022 and (ii) the Earnout Cash if the Earnout Cash Milestone is met prior to December 31, 2022.

Pursuant to the Merger Agreement, NeuroRx shall take all actions necessary to cause each share of NeuroRx Preferred Stock that is issued and outstanding immediately prior to the Effective Time to be converted immediately prior to the Effective Time into a number of shares of NeuroRx Common Stock at the then-effective conversion rate (as calculated pursuant to NeuroRx’s certificate of incorporation) in accordance with the certificate of incorporation (such conversion, the “Preferred Stock Conversion”).

Pursuant to the Merger Agreement, at the Effective Time, each share of NeuroRx Common Stock (including shares of NeuroRx Common Stock resulting from the Preferred Stock Conversion) that is issued and outstanding immediately prior to the Effective Time will be converted into the right to receive a number of shares of Common Stock equal to the quotient of (i) 50,000,000 divided by (ii) the total number of issued and outstanding shares of NeuroRx Common Stock and the NeuroRx Preferred Stock (on an “as-converted” to NeuroRx Common Stock basis) on a fully diluted basis as of the Closing Date using the treasury method of accounting, including, without duplication, the number of shares of NeuroRx Common Stock issuable pursuant to the conversions or exercises of convertible securities pursuant to the Merger Agreement, the number of shares of NeuroRx Common Stock issued or issuable upon the exercise of all stock options of NeuroRx and the shares of NeuroRx Common Stock underlying the warrants of NeuroRx (collectively, the “Exchange Ratio”) and (ii) a contingent right to receive a number or an amount, as applicable, of Earnout Shares and Earnout Cash, if any, issuable and payable pursuant to the terms of the Merger Agreement.

Each option of NeuroRx that is outstanding and unexercised immediately prior to the Closing (whether vested or unvested) will be assumed by BRPA and converted into an option to acquire an adjusted number of shares of Common Stock at an adjusted exercise price per share, and will continue to be governed by substantially the same terms and conditions, including vesting, as were applicable to the former option. Each warrant of NeuroRx that is outstanding and unexercised immediately prior to the Closing will be assumed by BRPA and treated as if such warrant were an option of NeuroRx in accordance with the terms of the Merger Agreement.

Earnout

NeuroRx’s securityholders (including option holders and warrant holders) who own NeuroRx securities immediately prior to the Closing will have the contingent right to receive their pro rata portion of (i) an aggregate of 25,000,000 shares of Common Stock (which we refer to as the Earnout Shares) if, prior to December 31, 2022, the NeuroRx COVID-19 Drug (i.e., ZYESAMI) receives emergency use authorization by the FDA and NeuroRx submits and the FDA files for review a new drug application for the NeuroRx COVID-19 Drug (i.e., ZYESAMI) (the occurrence of the foregoing is referred to herein as the Earnout Shares Milestone), and (ii) an aggregate of $100,000,000 in cash (which we refer to as the Earnout Cash) upon the earlier to occur of (x) FDA approval of the NeuroRx COVID-19 Drug (i.e., ZYESAMI) and the listing of the NeuroRx COVID-19 Drug (i.e., ZYESAMI) in the FDA’s “Orange Book” and (y) FDA approval of the NeuroRx Antidepressant Drug Regimen (i.e., NRX-100/101) and the listing of the NeuroRx Antidepressant Drug Regimen (i.e., NRX-100/101) in the FDA’s “Orange Book,” in each case prior to December 31, 2022 (the occurrence of either of clauses (x) or (y),is referred to herein as the Earnout Cash Milestone).

If the Earnout Shares Milestone is achieved, within five (5) Business Days after the occurrence of the Earnout Shares Milestone, BRPA shall deliver the Earnout Shares to Continental Stock Transfer & Trust Company, as exchange agent, for distribution to NeuroRx securityholders that are entitled to receive the Earnout Shares, which shall be distributed promptly to such NeuroRx securityholders with no action required on the part of the NeuroRx securityholders.

If the Earnout Cash Milestone is achieved, following the occurrence of the Earnout Cash Milestone and on a date that the board of directors of NRX Pharmaceuticals reasonably determines in good faith to pay the Earnout Cash, NRX Pharmaceuticals shall deliver the Earnout Cash to Continental Stock Transfer & Trust Company, as exchange agent, for distribution to the NeuroRx securityholders entitled to receive the Earnout Cash, which shall be distributed promptly to such NeuroRx securityholders with no action required on the part of the NeuroRx securityholders. The Merger Agreement does not require the Earnout Cash to be delivered to NeuroRx securityholders within any specified period of time. If the Earnout Cash Milestone is achieved, we expect the board of directors of NRX Pharmaceuticals to take into consideration the cash on NRX Pharmaceuticals’ balance sheet and its ability to raise additional capital in determining the date on which the Earnout Cash will be paid, and that the NRX Pharmaceuticals board of directors, in the exercise of its fiduciary duties, will not pay the Earnout Cash at a time when such payment will prevent NRX Pharmaceuticals from pursuing its strategic objectives.

PIPE Transaction

In connection with the Merger, on March 12, 2021 BRPA entered into Subscription Agreements with the Investors, pursuant to which the Investors have agreed to purchase an aggregate of 1,000,000 shares of Common Stock at a price of $10.00 per share for aggregate gross proceeds of $10,000,000. The closing of the PIPE is expected to take place concurrently with the consummation of the Merger.

GEM Share Subscription Facility and Warrant

NeuroRx previously entered into a share subscription facility agreement (the “Share Subscription Facility”) with GEM Global Yield LLC SCS and GEM with a three-year term. Subject to the successful listing of the shares of NeuroRx on a nationally recognized stock exchange or exchange platform (an “Exchange”), GEM granted NeuroRx an option to require GEM to subscribe for shares in NeuroRx for up to an aggregate value of HKD$750,000,000 Hong Kong Dollars (approximately $96.4 million based on an exchange rate of HKD$7.7776 to USD$1 as of April 9, 2021). The agreement also included certain provisions which would not meet the U.S. requirements to issue registered shares. Under this agreement, upon a successful listing of NeuroRx or a private sale, NeuroRx would have provided GEM a warrant and commitment fee.

In 2020, GEM introduced NeuroRx to Relief Therapeutics and played an active role in encouraging the collaboration agreement between NeuroRx and Relief Therapeutics. In November 2020, GEM introduced NeuroRx to BRPA. To resolve uncertainties around the application of the GEM agreement and to further support the merger transaction, GEM and NeuroRx agreed to enter into warrant for 1,053,738 shares with an exercise price of $15.84. The warrant was issued on March 28, 2021 and GEM agreed to immediately exercise 473,486 of its warrant shares (the “Initial Exercised Shares”) for US$7.5 million on March 28, 2021. The proceeds of this exercise appear in the pro-forma included in this proxy statement / prospectus / consent solicitation statement. In addition, GEM has indicated its intention to exercise its remaining 580,252 warrant shares immediately following the BRPA shareholder vote contemplated in this proxy statement / prospectus / consent solicitation statement. This modification to the Share Subscription Facility and the exercise of the GEM Warrant is expected to provide $16,691,210 for NeuroRx to use in its drug development program in a manner that is non-dilutive to BRPA shareholders. In addition, NeuroRx and GEM have agreed to use their good faith efforts to amend the Share Subscription Facility to meet U.S. requirements to issue registered shares. The GEM Warrant is not conditional upon any further events or completion of the merger.

The contingent liability at December 31, 2020, as shown in NeuroRx’s financial statement for the period ended December 31, 2020. As the amount was deemed probable and estimable by NeuroRx at December 31, 2020, NeuroRx recorded a liability of $39,486,139 to reflect the fair value of the GEM Warrant.

This liability will be converted to equity upon issuance of the warrant in NeuroRx’s financial statements for the three months ended March 31, 2021. The GEM Warrant does not increase the consideration paid by BRPA to NeuroRx in the Merger Transaction. The Initial Exercised Shares and the remaining shares that are expected to be exercised will be treated the same as other outstanding shares of NeuroRx Common Stock for purposes of the Transactions, and will be converted into Common Stock in BRPA at the Exchange Ratio. Accordingly, the shares of Common Stock issuable upon conversion of the Initial Exercised Shares are included within the Closing Consideration and not in addition to it. Similarly, the Exchange Ratio takes into account the issuance of shares of Common Stock after the Closing to GEM upon any further exercise of the GEM Warrant.

Under the terms of the GEM Warrant, NeuroRx is required to register the Initial Exercised Shares on (a) the same registration statement on Form S-4 (or such other registration statement, if changed) in connection with transactions contemplated by the Merger Agreement, or (b) such other registration statement in connection with any other transaction which results in a public listing of NeuroRx. In addition, no later than 90 days following the consummation of the Business Combination, NeuroRx is required to file with the SEC a registration statement to register under the Securities Act the resale by GEM of all shares issuable under the GEM Warrant other than the Initial Exercised Shares (which shares are included in the 50 million shares of Common Stock registered hereby). The GEM Warrant also includes “piggyback” registration rights.

Pro Forma Ownership of BRPA Upon Closing

Immediately after the Closing, NeuroRx’s stockholders will hold approximately 93% of the issued and outstanding Common Stock, the current public stockholders of BRPA will hold approximately 2% of the issued and outstanding Common Stock, the Sponsor, BRAC, and EBC will collectively hold approximately 3% of the issued and outstanding Common Stock, and the Investors will hold approximately 2% of the issued and outstanding Common Stock, which pro forma ownership (i) takes into effect the forfeiture, termination and cancellation of 875,000 shares of Common Stock by Sponsor and BRAC pursuant to the Merger Agreement and the issuance to EBC of 200,000 shares of Common Stock pursuant to the BCMA Amendment Agreement, (ii) takes into effect the exchange of each outstanding Right for one-tenth of one share of Common Stock pursuant to the terms of the Rights, (iii) assumes no holder of BRPA Public Shares exercises its conversion rights, (iv) includes the issuance of 1,000,000 shares of Common Stock to the Investors in the PIPE but does not include the effect of any other financing of BRPA or NeuroRx (including any additional shares (other than the Initial Exercised Shares already issued and therefore already included) issuable pursuant to any further exercise by GEM of the GEM Warrant) and (v) assumes the Earnout Shares Milestone is not satisfied immediately prior to the Closing.

Ancillary Agreements

Support Agreements

Pursuant to the Merger Agreement, on or prior to January 14, 2021, the Supporting NeuroRx Stockholders entered into Support Agreements whereby such Supporting NeuroRx Stockholders have agreed that, on or effective as of the tenth calendar day following the date that this proxy statement / prospectus / consent solicitation statement is disseminated to NeuroRx’s stockholders, each Supporting NeuroRx Stockholder will execute and deliver a written consent with respect to outstanding shares of NeuroRx Common Stock and NeuroRx Preferred Stock held by such Supporting NeuroRx Stockholder adopting the Merger Agreement and approving the Transactions (including conversion of any shares of NeuroRx Preferred Stock held by such stockholder). The Supporting NeuroRx Stockholders also vote against any Acquisition Proposal (as defined herein) and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other Transactions or result in a breach of any covenant, representation or warranty or other obligation or agreement of NeuroRx under the Merger Agreement that would result in the failure of any condition of the Merger Agreement to be satisfied or result in a breach of any covenant, representation or warranty or other obligation or agreement of such Supporting NeuroRx Stockholder contained in the Support Agreement. The shares of NeuroRx capital stock that are owned by the Supporting NeuroRx Stockholders and subject to the Support Agreements represent approximately 88.7% of the outstanding shares of NeuroRx Common Stock and approximately 84.4% of the outstanding shares of NeuroRx Preferred Stock, in each case as of the NeuroRx Record Date. The execution and delivery of written consents by all of the Supporting NeuroRx Stockholders will constitute the NeuroRx stockholder approval at the time of such delivery. The voting obligations set forth in the Support Agreements are subject to certain cut-backs in the event that the NeuroRx board changes its recommendation in order to enter into a definitive agreement with respect to a Superior Proposal (as defined herein).

Lock-Up

At the Closing, certain stockholders of NeuroRx will enter into a lock-up agreement (“Lock-Up Agreement”) with BRPA with respect to the Closing Consideration issuable to them in the Transactions, pursuant to which they will agree not to transfer the shares of Common Stock received as Closing Consideration for the Merger, except to certain permitted transferees, until the earlier of (a) the six-month anniversary of the Closing, (b) with respect to 50% of the shares of Common Stock issued to such persons, the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing, and (c) the date after the Closing on which BRPA consummates a liquidation, merger, stock or other similar transaction which results in all of BRPA’s stockholders having the right to exchange their Common Stock for cash, securities or other property.

Sponsor Agreement

Pursuant to the Merger Agreement, on or prior to the Closing, BRPA will enter into the Sponsor Agreement with the Sponsor and BRAC providing that (a) the Sponsor and BRAC will forfeit, and BRPA will terminate and cancel the Forfeited Shares, as follows: (x) an aggregate of 875,000 shares of Common Stock and (y) one share of Common Stock for each Public Share validly redeemed by public stockholders in connection with the business combination proposal, up to a maximum of 300,000 shares of Common Stock, and (b) the Sponsor Earnout Shares will be subject to escrow, which shares will either be released from escrow to the Sponsor upon the achievement of the Earnout Shares Milestone or terminated and canceled by BRPA on December 31, 2022, in the event that the Earnout Shares Milestone is not achieved.

Stock Escrow Amendment

Pursuant to the Merger Agreement, on or prior to the Closing Date, BRPA, Sponsor, BRAC, Graubard Miller, the Initial Stockholders and Continental will enter into the Stock Escrow Amendment providing: (a) for the forfeiture and cancellation of the Forfeited Shares, (b) that the Sponsor Earnout Shares will be subject to escrow pursuant to the Sponsor Agreement and in accordance with the terms of the Merger Agreement, (c) that the 40,000 shares of Common Stock held by Graubard Miller will be released from escrow and (d) that all remaining shares of Common Stock held in escrow thereunder will be released from escrow on the earlier of (i) the six-month anniversary of the Closing, (ii) with respect to 50% of the shares of Common Stock issued to such persons, the date on which the closing price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing, and (iii) the date after the Closing on which BRPA consummates a liquidation, merger, stock exchange or other similar transaction which results in all of BRPA’s stockholders having the right to exchange their Common Stock for cash, securities or other property.

BCMA Amendment

Pursuant to the Merger Agreement, on or prior to the Closing, BRPA and EBC shall enter into the BCMA Amendment Agreement, which will provide that, in lieu of the cash fee payable to EBC pursuant to the BCMA, BRPA shall issue to EBC at the Effective Time an aggregate of 200,000 shares of Common Stock and the BCMA (as amended by the BCMA Amendment Agreement) shall terminate immediately following the Effective Time.

Note Amendment

The Merger Agreement provides that, if the amount remaining in BRPA’s trust fund, after disbursements made to redeeming stockholders and including the proceeds of any potential financing undertaken in connection with the Transactions, exceeds $5,000,001, then any of the BRPA outstanding promissory notes payable to certain BRPA insiders will be repaid from such excess, up to a maximum of $2,708,213.36.

On or prior to the Closing Date, BRPA, the Sponsor and BRPA’s lenders will enter into an omnibus amendment to each outstanding promissory note or other borrowing with BRPA as the maker providing that the outstanding principal and accrued unpaid interest pursuant to such promissory notes, after any repayments permitted pursuant to the terms of the Merger Agreement, will be converted into convertible notes of BRPA with an aggregate principal amount of no more than $2,708,213.36, which bear interest at three percent (3%) per annum, and may be converted from time to time, at the holder’s option, into shares of Common Stock at a price of $10.00 per share, and which mature on the date that is twenty-four (24) months after the date of Closing.

Registration Rights Agreement

Pursuant to the Merger Agreement, on or prior to the Closing Date, BRPA, NeuroRx, certain stockholders of BRPA and certain stockholders of NeuroRx will enter into a registration rights agreement, pursuant to which such persons will be granted rights to have registered, in certain circumstances, the resale under the Securities Act, of the Common Stock held by them.

Subscription Agreements for PIPE

On March 12, 2021, BRPA entered into Subscription Agreements with the Investors pursuant to which BRPA will, substantially concurrently with, and contingent upon, the consummation of the Merger, issue an aggregate of 1,000,000 shares of Common Stock to the Investors at a price of $10.00 per share, for aggregate gross proceeds to BRPA of $10,000,000. The Investors are qualified institutional buyers or institutional accredited investors who are not affiliates of BRPA or NeuroRx.

The closing of the PIPE is conditioned upon, among other things, (i) the substantially concurrent consummation of the Merger, (ii) the accuracy of all representations and warranties of BRPA and the Investors in the Subscription Agreements, and the performance of all covenants of BRPA and the Investors under the Subscription Agreements, (iii) the shares of Common Stock shall have been approved for listing on the Nasdaq, subject to official notice of issuance, and (iv) the Merger Agreement shall not have been terminated or rescinded, and no amendment, waiver or modification shall have occurred thereunder that would materially adversely affect the economic benefits that the Investor would reasonably expect to receive under the Subscription Agreement without having received the Investor’s prior written consent (not to be unreasonably withheld, conditioned, or delayed).

BRPA has agreed that, as soon as reasonably practicable, but in no event later than 45 calendar days following the closing date of the Merger, it shall file a registration statement with the SEC covering the resale by the Investors of the shares of Common Stock issued to them in the PIPE and use its best efforts to have such registration statement declared effective as promptly as practicable thereafter, but in no event later than the earlier of 60 calendar days after filing (or 90 calendar days in the event the SEC issues written comments) or the 10th business day after BRPA is notified that the registration statement will not be subject to review or further review.

The shares of Common Stock were offered and sold to the Investors in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act, based on the fact that the sale will have been made without any general solicitation or advertising and based on representations from each Investor that (a) it was a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), (b) it was purchasing the shares of Common Stock for its own account investment, and not with a view to distribution, (c) it had been given full and complete access to information regarding BRPA, NeuroRx, and the Merger, and (d) it understood that the offer and sale of the shares of Common Stock was not registered and the shares may not be publicly sold or otherwise disposed of without registration under the Securities Act of 1933, as amended, or an applicable exemption therefrom.

The Subscription Agreements will terminate and be of no further force and effect upon the earliest to occur of: (a) such date and time as the Merger Agreement is terminated in accordance with its terms, (b) May 24, 2021, and (c) upon the mutual written agreement of the parties to such Subscription Agreement.

Headquarters; Trading Symbol

After completion of the Transactions:

•	the corporate headquarters and principal executive offices of BRPA will be located at 1201 N. Market Street, Suite 111, Wilmington, DE 19801; and

•	if BRPA’s application for listing is approved, the Common Stock and Warrants will be traded on Nasdaq under the symbols “NRXP” and “NRXPW”, respectively.

Background of the Transactions

On November 20, 2017, BRPA consummated its initial public offering and simultaneous private placement of securities. Prior to the consummation of the initial public offering, neither BRPA, nor anyone on its behalf, had contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to a transaction with BRPA. After the initial public offering, BRPA conducted an active search for potential target companies with the objective of consummating a business combination. Management and board members of BRPA contacted, and were contacted by, individuals and entities with respect to acquisition and merger opportunities, including companies and financial advisors both within and outside the senior housing and management businesses. BRPA compiled a pipeline of high priority potential targets and continuously updated this pipeline to reflect new information as it emerged. Starting in the fourth quarter of 2017, BRPA had discussions with over 50 potential acquisition and merger targets. These included established businesses with proven track records, experienced management teams and strong competitive positions, as well as earlier-stage businesses with the potential for revenue and earnings growth based upon proven disruptive or emerging products and/or technologies. BRPA focused on companies that management believed had the potential for long term revenue and earnings growth and attractive cash flow generation. In addition, BRPA focused on companies that had management ready to lead a public company and which would benefit from being publicly held. Since the completion of the initial public offering, BRPA executed letters of intent with eleven target companies, including NeuroRx.

Description of negotiation process with candidates BRPA signed letters of intent with other than NeuroRx:

From December of 2017 through the second quarter of 2018, management engaged with a senior housing company for a potential business combination. The target was a regional owner and operator of senior housing properties in the Midwest United States. After discussing internally, BRPA decided that the target did not represent the best opportunity for a successful business combination due to unrealistic valuation expectations, the complexity of the transaction, and the long lead time to cash flows. The discussions ended with the target in mid-2018.

In the fourth quarter of 2018, BRPA began discussions with a target company in the transportation industry, introduced to BRPA by EBC. BRPA moved quickly to in-depth meetings and diligence with the company and a letter of intent was signed with the company in November 2018. The target company was a well-established company in the transport of new cars from rail and dock to dealership. Its balance sheet was complex with a substantial amount of debt that created difficulties for BRPA to determine how to address. Merger discussions ultimately failed due to the complexities of the balance sheet and other disagreements on certain transaction terms.

In December 2018, BRPA signed a letter of intent with a company in the micro-battery industry. This company had two primary products — a small hearing aid and a new product to be used to help with sleep. BRPA met the company’s management and had a number of discussions with management on the products, technology, manufacturing and sales contracts and projections. Definitive transaction documents and other transactional matters were negotiated. However, during this process, BRPA was informed by the target that sales from a key new customer would fall far below the indicated projections. Due to the lack of sales and resulting drop in valuation, the merger discussions were terminated.

In the second quarter of 2019, EBC introduced BRPA to a company in the streaming video space. A letter of intent was executed with the company in May 2019. The company’s business was centered around providing streaming services specifically geared towards mobile platforms primarily in the developing world. The company had several data storage facilities around the world that helped to keep costs low. BRPA started to work through due diligence including meeting with executive management. However, the target company did not provide audited financials as required and discussions were terminated.

In third quarter of 2019, BRPA executed a letter of intent with a company involved in the production of various products used in smoking cannabis as well as in marketing cannabis companies and consulting. At about the same time, BRPA signed a letter of intent with a company that produced and sold various products with cannabis and held an annual cannabis marketing event. BRPA began discussions with both companies, requesting various due diligence materials, which both companies were slow to produce. As a result, the discussions with both companies were terminated.

In August 2019, BRPA signed a letter of intent with a target company in the vaping business which had a number of retail locations in Canada and was planning a merger with another Canadian company also specializing in the vaping business. The plan was for the two businesses to simultaneously merge into BRPA. However, the Fall of 2019 saw unexplained illness and respiratory distress from vaping as well as a significant collapse in market valuations for cannabis-related companies. The combination of these factors caused the merger discussions to be terminated.

In the fourth quarter of 2019, BRPA was introduced to a medical products and technology company by EBC. The company was a leader in the human and artificial skin market, including the development of a revolutionary product to hold pacemakers which could be inserted into patients with fewer infections. A letter of intent was signed with the company in September of 2019. Merger agreement negotiations were well underway in the first quarter of 2020 when the pandemic became widespread. The shut-down of economic activity, and in particular the stoppage of elective surgeries, caused the target company to pull back and merger discussions were terminated.

BRPA had discussions with many other targets in 2020 and signed letters of intent with three companies in addition to NeuroRx. One company was in the information technology business, one was in the electric vehicle business and one was in the solar installation business. For various reasons, including BRPA focusing on the NeuroRx transaction, discussions with each target were terminated.

Background of Negotiations with NeuroRx

Representatives of BRPA were introduced to representatives of NeuroRx on November 9, 2020 by an investment manager at GEM Yield Bahamas Ltd., which is a significant shareholder of Relief and had a prior relationship with NeuroRx, and Richard Ackerman, BRPA’s Chairman, President and Chief Executive Officer, had a telephonic meeting with Jonathan Javitt, the Chief Executive Officer of NeuroRx, on that date. On November 11, 2020, Mr. Ackerman and a representative from EBC had a telephonic meeting with Dr. Javitt and Alessandra Daigneault, general counsel and corporate secretary of NeuroRx, during which Dr. Javitt and Ms. Daigneault provided an overview of NeuroRx’s business and expressed their interest in NeuroRx becoming a Nasdaq-listed company by consummating a transaction with a special purpose acquisition company. During the meeting, Dr. Javitt communicated his belief that the equity valuation of NeuroRx should be at least $750 million based on the valuation of Relief Therapeutics Holding AG (“Relief”), a biopharmaceutical company and NeuroRx’s counterparty to a Cooperation Agreement for commercialization of the NeuroRx COVID-19 Drug. Based on BRPA’s management’s review of the market opportunity for the NeuroRx COVID-19 drug and the NeuroRx Antidepressant Drug Regimen, as well as BRPA’s management’s view of the value that the public equity markets were ascribing solely to the NeuroRx COVID-19 Drug as represented by the $1.5 billion market valuation of Relief (which was entitled to 50% of the profits from sales of the NeuroRx COVID-19 Drug in the United States, Canada, and Israel) , BRPA’s management believed that a $750 million equity value was supportable. Accordingly, BRPA sent NeuroRx a draft letter of intent (the “LOI”) following the November 11, 2020 telephonic meeting which set forth a summary of the material terms of a potential business combination between BRPA and NeuroRx for aggregate consideration that would be based on an equity value of NeuroRx of $750 million. Between November 11 and November 14, Mr. Ackerman, Dr. Javitt, Ms. Daigneault, as well as representatives of EBC held multiple telephonic meetings during which they discussed the equity value of NeuroRx and the other terms of the LOI. During these telephonic meetings, the parties agreed to an equity value of NeuroRx that would be based on aggregate consideration of 50 million shares of Common Stock (assuming a value of $10 per share) and on establishing two potential earnout payments equal to 25 million shares of Common Stock and $100 million in cash in the aggregate (the “earnout consideration”). On November 14, 2020, representatives of BRPA and NeuroRx executed the LOI.

Representatives of BRPA and EBC held a telephonic meeting with Ms. Daigneault on November 16, 2020 to discuss the potential business combination transaction between BRPA and NeuroRx and establish a process for due diligence. BRPA engaged Graubard Miller as its M&A legal counsel. Graubard Miller previously acted as legal counsel for the underwriters for BRPA’s initial public offering and regularly advises special purpose acquisition companies in connection with their business combinations. BRPA also engaged McDermott Will & Emery (“McDermott”) as its regulatory legal counsel. McDermott has extensive experience in FDA pharmaceutical matters and was engaged to assist with the due diligence of technical patent and drug approval issues. BRPA management, EBC and Graubard Miller commenced a review of the documents provided in NeuroRx’s data room on November 14, 2020. On November 17, 2020, Mr. Ackerman and representatives from EBC held follow up telephonic meetings with representatives of NeuroRx’s management to further discuss the potential business combination transaction and diligence process. On November 20, 2020, BRPA had a call with its board of directors (the “BRPA Board”) to brief them on the discussions with NeuroRx to date and the potential business combination transaction in general. The BRPA Board authorized management to negotiate a business combination transaction with NeuroRx. Representatives of Graubard Miller delivered an initial draft of the Merger Agreement to NeuroRx on November 22, 2020.

On November 23, 2020, Mr. Ackerman received a letter from Nasdaq stating that, since BRPA had not completed a business combination within 36 months of its initial public offering, BRPA would be delisted, pending the ability to appeal that ruling. Mr. Ackerman informed the BRPA Board and representatives of NeuroRx of the development. BRPA appealed the ruling and Nasdaq scheduled the Nasdaq Appeal for January 14, 2021.

On November 29, 2020, Dr. Javitt and Ms. Daigneault held a telephonic meeting with members of NeuroRx’s board of directors (the “NeuroRx Board”) during which Dr. Javitt and Ms. Daigneault presented to and discussed with the NeuroRx Board details of the proposed transaction with BPRA and answered questions about the proposed business combination. In addition, certain members of the NeuroRx Board became aware of the transaction discussions and negotiations between NeuroRx and BRPA at various times prior to such telephonic meeting on November 29, 2020 as a result of communications to such members of the NeuroRx Board from NeuroRx’s management team.

On December 2, 2020, representatives of BRPA, EBC, Graubard Miller, NeuroRx and Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”), NeuroRx’s legal counsel, held a telephonic meeting to discuss the draft Merger Agreement. On December 3, 2020, BRPA, EBC, NeuroRx and their respective legal counsel held a telephonic meeting to discuss BRPA’s compliance with Nasdaq rules and the process that BRPA was undertaking with respect to the Nasdaq Appeal. On December 4, 2020, BRPA, EBC, NeuroRx and their respective legal counsel held a follow up telephonic meeting to discuss open issues raised by the draft Merger Agreement, including (i) the solicitation of the approval of NeuroRx stockholders after the execution of the Merger Agreement and the voting and support agreements to be entered into by certain stockholders of NeuroRx following the execution of the Merger Agreement to obtain such approval and (ii) the mechanics of the earnout consideration. From December 4, 2020 through the morning of December 13, 2020, representatives of BRPA, NeuroRx, Graubard Miller and Paul Weiss conducted various telephonic conferences and exchanged drafts of the Merger Agreement and the form of voting and support agreement to be entered into by certain stockholders of NeuroRx following the execution of the Merger Agreement and resolved all open items for consideration which included (i) the mechanics of the milestones and payments related to the earnout consideration, (ii) conditions to closing, (iii) the ability of NeuroRx to terminate the Merger Agreement to accept a Superior Proposal (as defined herein) and a related termination fee payable by NeuroRx, (iv) the interim operating covenants applicable to NeuroRx and BRPA, (v) the termination rights of each of BRPA and NeuroRx and (vi) the representations, warranties and covenants of each of the parties.

On December 10, 2020, representatives of BRPA, EBC, NeuroRx, NeuroRx’s legal counsel and BRPA’s Nasdaq consultant, Donohue Advisory, held a telephonic meeting to discuss the process for the Nasdaq Appeal and potential outcomes.

On December 13, 2020, BRPA Board held a meeting, with representatives from EBC and Graubard Miller attending. Prior to the meeting, the BRPA Board was provided with a copy of the substantially final draft of the Merger Agreement, due diligence memoranda prepared by Graubard Miller and McDermott, and an investor presentation prepared by NeuroRx. The BRPA Board discussed the positive aspects of NeuroRx’s business as well as various risks relating to its business, including the need for FDA review and approval of the NeuroRx COVID-19 Drug and NeuroRx Antidepressant Drug Regimen and the possibility of delays in such process. Representatives of EBC discussed the valuation of NeuroRx, with the BRPA Board, concluding based on this discussion that NeuroRx was being fairly valued and that it satisfied the 80% test. Representatives of Graubard Miller then provided an update on the status of the negotiation of the Merger Agreement, noting that the negotiations were substantially complete. Mr. Ackerman then advised the BRPA Board that he believed that the current draft of the Merger Agreement sufficiently advanced the interests of BRPA’s stockholders such that he could recommend its approval by the BRPA Board. BRPA’s Board then deliberated and voted unanimously to authorize Mr. Ackerman to sign the Merger Agreement on behalf of BRPA.

On December 13, 2020, the NeuroRx Board held a telephonic meeting, which was attended by representatives of the NeuroRx management team and Paul Weiss. Members of management reviewed with the NeuroRx Board the business and economic terms of the proposed transaction. A representative of Paul Weiss reviewed the fiduciary duties of the members of the NeuroRx Board and provided the NeuroRx Board with an overview of the material provisions of the Merger Agreement and the resolutions to be approved by the NeuroRx Board in connection with entering into the Merger Agreement and the transactions contemplated thereby. Following such discussion, the NeuroRx Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby were advisable and in the best interest of NeuroRx and the NeuroRx stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and declared their advisability, (iii) authorized NeuroRx to enter into the Merger Agreement and any other transaction documents and perform each of its obligations thereunder, including the Merger and (iv) resolved to recommend that the stockholders of NeuroRx approve and adopt each of the matters requiring the approval of the NeuroRx stockholders and authorized the officers of NeuroRx to submit the Merger Agreement to the NeuroRx stockholders for purposes of obtaining the approval of the NeuroRx stockholders and to take all actions deemed necessary or appropriate to solicit the consent of the NeuroRx stockholders with respect thereto pursuant to this proxy statement / prospectus / consent solicitation statement.

Following the meeting of the BRPA Board and the meeting of the NeuroRx Board, the parties executed the Merger Agreement on December 13, 2020.

On the morning of December 14, 2020, prior to the commencement of trading of shares of Common Stock on the Nasdaq, the parties issued a press release announcing the transaction.

On December 18, 2020, BRPA held a stockholder meeting to extend the date by which it had to consummate an initial business combination. At the meeting, BRPA’s stockholders approved extending the date by which BRPA must complete a business combination transaction to April 23, 2021. No BRPA stockholders exercised their conversion rights in connection with such extension.

On January 4, 2021, BRPA received an additional notice from Nasdaq stating that BRPA’s failure to hold an annual stockholder meeting for the fiscal year ended December 31, 2019 by December 31, 2020, as required by Nasdaq Listing Rule 5820, could serve as an additional basis for delisting BRPA’s securities from Nasdaq. BRPA requested that this issue be added to the Nasdaq Appeal.

On January 14, 2021, BRPA attended a hearing before the Nasdaq Hearings Panel with respect to the November 23, 2020 and January 2, 2021 delisting notices. During the hearing, BRPA requested an extension through May 24, 2021 to regain compliance with the Nasdaq listing rules.

On January 15, 2021, BRPA received notice from Nasdaq that Nasdaq had granted BRPA’s request to continue its listing on Nasdaq through May 24, 2021, the Extended Date. Nasdaq’s decision is subject to certain conditions, including that BRPA will have completed the Merger with NeuroRx on or before the Extended Date and that NRX Pharmaceuticals will have demonstrated compliance with all requirements for initial listing on Nasdaq. While BRPA expects to complete the Merger by the Extended Date, there can be no assurance that it will be able to do so. As disclosed elsewhere in this proxy statement / prospectus / consent solicitation statement, the consummation of the Merger is subject to certain closing conditions and may be terminated prior to closing by the parties in certain circumstances.

On January 27, 2021, BRPA and NeuroRx agreed that NeuroRx would fund the filing fees for this registration statement and, in connection therewith, agreed to amend the Merger Agreement to decrease on a dollar-for-dollar basis the maximum amount available under the Note Amendment from $3,000,000 to $2,708,213.36.

On March 12, 2021, BRPA entered into Subscription Agreements with the Investors pursuant to which BRPA will, substantially concurrently with, and contingent upon, the consummation of the Merger, issue an aggregate of 1,000,000 shares of Common Stock to the Investors at a price of $10.00 per share, for aggregate gross proceeds to BRPA of $10,000,000.

On March 19, 2021, BRPA and NeuroRx agreed to amend the Merger Agreement to extend the Outside Date from April 23, 2021 to May 24, 2021, which is the Extended Date.

On April 21, 2021, BRPA held a stockholder meeting to extend the date by which it had to consummate an initial business combination. At the meeting, BRPA’s stockholders approved extending the date by which BRPA must complete a business combination transaction to May 24, 2021. Stockholders holding 330 Public Shares exercised their conversion rights in connection with such extension.

Big Rock’s Board of Directors’ Reasons for Approval of the Merger Agreement

In evaluating the business combination, BRPA’s Board consulted with management and legal and financial advisors, including Graubard Miller and EBC. The advisors assisted the BRPA Board in reviewing the business of NeuroRx and the proposed terms and conditions of the business combination.

In reaching its unanimous resolution that the terms and conditions of the Merger Agreement, including the proposed business combination, are advisable, fair to, and in the best interests of BRPA and its stockholders and to recommend that the stockholders adopt and approve the Merger Agreement and approve the Transactions contemplated therein, BRPA’s Board considered a range of factors, including but not limited to the factors listed below. In light of the number and wide variety of factors, the BRPA Board did not consider it practicable to and did not attempt to quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The BRPA Board based its decision on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of BRPA’s reasons for the business combination and all other information presented in this section forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.”

In approving the Merger, the BRPA Board determined not to obtain a fairness opinion. The officers and directors of BRPA have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and backgrounds together with the experience of BRPA’s advisors enabled them to make the necessary analyses and determinations regarding the business combination with NeuroRx. BRPA’s management and advisors had several discussions with NeuroRx’s Chief Executive Officer regarding valuation. Further, the BRPA Board sought input from EBC with respect to the business prospects and valuation of NeuroRx in relation to comparable companies whose securities are traded on U.S. stock markets and other markets. Following valuation presentations to the BRPA Board, the BRPA Board determined that the valuation of NeuroRx should correspond to the valuation of its two product candidates, the NeuroRx COVID-19 Drug and the NeuroRx Antidepressant Drug Regimen. To value the NeuroRx COVID-19 Drug, the BRPA Board gave considerable weight to the valuation of Relief, which is traded on the Swiss stock market. Based on the valuation of Relief, the BRPA Board determined that the valuation of the NeuroRx COVID-19 Drug would be $500 million at the Closing, before satisfaction of the Earnout Milestones. The BRPA Board believed that the NeuroRx Antidepressant Drug Regimen may add additional value to the post-business combination company, based on the market capitalization of several publicly traded companies focusing on psychiatric therapies, including Relief, Relmada Therapeutics, Axsome Therapeutics, Karuna Therapeutics, Sage Therapeutics, and Biohaven Pharmaceuticals. In evaluating comparable companies, the BRPA Board considered a variety of criteria including, without limitation, equity market capitalization, stage of development, and primary drug candidate, which are summarized in the table below.

Selected Companies Analysis

Company	Relmada Therapeutics	Axsome Therapeutics	Karuna Therapeutics	Sage Therapeutics	Biohaven Pharmaceuticals	Relief Therapeutics

Ticker	NasdaqGS: RLMD	NasdaqGM: AXSM	NasdaqGM: KRTX	NasdaqGM: SAGE	NYSE:BHVN	SWX:RLF

Drug	D-methadone	Dextro-methorphan + Buproprion	KarXT	Allo-pregnenalone	CGRP platform Glurtamate platform	RLF-100

Mechanism	Channel Blocker	Channel Blocker	D2 Dopamine	GABA Inhibitor	Receptor Antagonist	Alveolar Type2 Rescue

Target	Treatment Resistant Dep.	Treatment Resistant Dep.	Schizophrenia	Treatment Resistant Dep	Migraine Pain Impulse Control	COVID-19 ARDS, Sarcoid

Stage	Phase II success	Phase III success	Phase II success	Approval	Approval	Phase IIb/III

Market Cap	$570,000,000	$3,090,000,000	$2,692,000,000	$3,687,000,000	$5,405,000,000	$1,400,000,000

The BRPA Board’s valuation of NeuroRx was not specifically predicated on any material assumptions regarding the timing of regulatory approval and/or authorization of the NeuroRx COVID-19 Drug and the NeuroRx Antidepressant Drug Regimen. However, based on discussions and negotiations with NeuroRx management and their willingness to accept deferred contingent consideration through the Earnout Shares Milestone and Earnout Cash Milestone, the BRPA Board believed there was a reasonable probability that some or all of the foregoing milestones could be achieved prior to December 31, 2022, any or all of which would be a positive development for BRPA stockholders. The BRPA Board did not receive any financial projections from NeuroRx.

In summary, the Board concluded that the valuation ascribed to NeuroRx in the Transactions was adequately substantiated based primarily on the valuation of Relief (which has a contractual right to a portion of future profits from the NeuroRx COVID-19 Drug) as well as the substantial (> $500 million) equity market valuations of certain comparable public companies related to the NeuroRx Antidepressant Drug Regimen.

In considering the business combination, the BRPA Board gave considerable weight to the following factors:

•

NeuroRx’s business and growth prospects in light of the potential of its drug in development, the NeuroRx COVID-19 Drug, a drug that has the potential to save lives affected by COVID-19 lung damage. It is being studied by the FDA for Emergency Use Approval. The BRPA Board believed that, if the NeuroRx COVID-19 Drug is approved by the FDA, it should have immediate demand given the state of the COVID-19 crisis and the number of COVID-19 patients in intensive care.

•	The agreement that NeuroRx has with Relief that funds all of the development cost and splits the profits in the US, Canada and Israel 50/50. the European Union 15/85, and the rest of the World 20/80.

•

The valuation of Relief which is publicly traded and has a market value of $1.5 billion. Relief represents the best valuation comparable for NeuroRx and NeuroRx also has an additional drug in development.

•

The potential for the NeuroRx Antidepressant Drug Regimen to meet an unfilled need for those afflicted with depression and suicidal thoughts. The BRPA Board believed that, if NeuroRx’s phase 3 testing of the NeuroRx Antidepressant Drug Regimen meets NeuroRx’s projections, the drug would be in commercial production in 2022.

•

The life of NeuroRx’s patents via the license agreements and the ability of NeuroRx to change the formulation of the NeuroRx COVID-19 Drug to allow the filing of new patents. The ability of the drug to be either an inhalant or an injectable.

•

The FDA process and the process NeuroRx is going through in terms of testing the drugs. The NeuroRx management team has substantial experience in bringing drugs from experimental phases through to commercialization.

•

The NeuroRx management team lead by Dr. Jonathan Javitt. The management team has experience from a variety of different scientific and the pharmaceutical industries including deep experience in the development and commercialization of drugs.

The BRPA Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the business combination, including but not limited to, the following:

•	The risks that either or both drugs could have negative testing results and therefore not be approved by the FDA.

•	The risk that vaccines for COVID-19 could substantially decrease the need for the NeuroRx COVID-19 Drug and that it may not be approved for the treatment of other lung disease uses.

•	Macroeconomic uncertainty and the effects it could have on the combined company’s potential revenues.

•	The risk that the potential benefit of the Merger may not be fully achieved or may not be achieved within the expected timeframe.

•

Various other risks associated with the business of NeuroRx, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement / prospectus / consent solicitation statement.

Notwithstanding the foregoing, the BRPA Board concluded that the potential benefits that it expected BRPA and its stockholders to realize as a result of the Merger outweighed the potentially negative factors associated with the Merger. The BRPA Board considered the opportunity to produce and grow revenues through the FDA approval and commercialization of the NeuroRx COVID-19 Drug, followed by the NeuroRx Antidepressant Drug Regimen, the potential for strong cash flow from the commercialization and sale of those drugs, the experience and motivation of the management team and the competitive position of NeuroRx within the pharmaceutical industry. In particular, the BRPA Board believes the implied valuation of NeuroRx was favorable after investigating other companies with similar products, particularly Relief Therapeutics. BRPA and its advisors did not consider other alternative combination targets to be as compelling when taking the foregoing into consideration. Accordingly, the BRPA Board unanimously determined that the Merger Agreement and the Merger contemplated therein, were advisable, fair to, and in the best interests of BRPA and its stockholders.

Satisfaction of 80% Test

It is a requirement under BRPA’s charter that any business acquired by BRPA has a fair market value equal to at least 80% of the balance of the funds in the trust account (excluding taxes payable on the income earned on the trust account) at the time of the execution of a definitive agreement for an initial business combination. Based on the financial analysis of NeuroRx generally used to approve the business combination described herein, the BRPA Board determined that this requirement was met. In reaching this determination, the BRPA Board concluded that it was appropriate to base such valuation on qualitative factors such as management strength and depth, competitive positioning, and business model as well as quantitative factors such as NeuroRx’s potential for future growth in revenues and profits and comparisons to market values of other public companies.

Interests of BRPA’s Directors, Officers, and Advisors in the Transactions

When you consider the recommendation of BRPA’s Board in favor of approval of the business combination proposal and other proposals being presented at the annual meeting, you should keep in mind that the directors and officers of BRPA have interests in such proposals that are different from, or in addition to, your interests as a stockholder of BRPA. Additionally, the BRPA Board sought input from EBC, the representative of the underwriters of the BRPA IPO, with respect to the business prospects and valuation of NeuroRx, and you should keep in mind that EBC and its affiliates have interests in the business combination that are different from, or in addition to, your interests as a stockholder of BRPA. The interests of BRPA’s officers, directors, and advisors include, among other things:

•

If the business combination with NeuroRx or another business combination is not consummated by May 24, 2021, it will trigger BRPA’s automatic winding up, dissolution and liquidation pursuant to the terms of the Charter. Further, if BRPA’s Board determines that BRPA will not be able to complete the Transactions with NeuroRx or another business combination by May 24, 2021 and does not wish to seek an additional extension, the BRPA Board will be able to determine in its sole discretion to cease efforts to consummate an initial business combination and to instead proceed to redeem 100% of the outstanding Public Shares and liquidate and dissolve BRPA. In either such event, the 225,000 insider shares, which include shares of Common Stock held by the Sponsor, an entity controlled by Richard Ackerman, BRPA’s Chairman, President and Chief Executive Officer, and in which certain of BRPA’s officers and directors have economic interests, which shares were acquired for a purchase price of approximately $0.01 per share prior to BRPA’s initial public offering, would be worthless because the Sponsor is not entitled to participate in any redemption or distribution from the trust account with respect to such shares. Such shares had an aggregate market value of $7,731,000 based upon the closing price of $34.36 per share on Nasdaq on the record date.

•

The Sponsor purchased an aggregate of 272,500 Units in a private placement that occurred simultaneously with the closing of BRPA’s initial public offering for an aggregate purchase price of $2,725,000 (or $10.00 per Unit). All of the proceeds BRPA received from the purchase of these Units were placed in the trust account. If BRPA does not complete the Transactions with NeuroRx or another business combination by May 24, 2021 and does not wish to seek an additional extension, BRPA will begin the process of winding up, dissolving, and liquidating pursuant to the Charter. In such event, the Warrants and Rights underlying the private placement Units will expire and the shares of Common Stock underlying the private placement Units will be worthless because the Sponsor is not entitled to participate in any redemption or distribution from the trust account with respect to such shares. Such Units had an aggregate market value of $13,352,500 based upon the closing price of $49.00 per Unit on Nasdaq on April 28, 2021.

•

Since BRPA’s inception, the Sponsor and A/Z Partners, each of which are affiliated with BRPA’s officers and directors, and BRAC, which is affiliated with EBC, have made loans from time to time to BRPA to fund certain capital requirements. Pursuant to the Merger Agreement, these working capital loans may be repaid upon the closing of the Transactions if the amount remaining in the trust account after taking into account conversions by BRPA public stockholders, plus any amounts raised in a financing, exceeds $5,000,001; amounts not repaid will be converted into two-year convertible promissory notes of BRPA with a principal amount of no more than $2,708,213.36, which bear interest at three percent (3%) per annum. However, if the Transactions are not consummated and BRPA does not consummate another business combination within the required time period, the loans will not be repaid and will be forgiven unless BRPA has funds outside of the trust account then available to it to repay such notes. As of the record date, an aggregate of approximately $2,708,213 principal amount of such loans is outstanding.

•

A/Z Partners, an affiliate of Richard Ackerman, has agreed that if a business combination is not consummated and BRPA liquidates, it will be liable under certain circumstances to ensure that the proceeds in the trust account are not reduced by certain claims of target businesses or vendors or other entities that are owed money by BRPA for services rendered, contracted for or products sold to BRPA.

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BRPA has engaged EBC as an advisor to assist BRPA in identifying business combination targets and negotiating and completing an initial business combination for which EBC is entitled to a fee upon the closing of BRPA’s initial business combination. The BCMA provides that EBC will be paid a cash fee for such services upon the consummation of the business combination in an amount equal to $2.76 million. Pursuant to the Merger Agreement, EBC agreed to enter into the BCMA Amendment Agreement which will provide that, in lieu of the cash fee payable to EBC pursuant to the BCMA, BRPA will issue to EBC at the Effective Time an aggregate of 200,000 shares of Common Stock and the BCMA (as amended by the BCMA Amendment Agreement) will terminate immediately following the Effective Time. However, if the Transactions are not consummated and BRPA does not consummate another business combination within the required time period, EBC will not receive a fee for the services it has provided. Such shares had an aggregate market value of $6,872,000 based upon the closing price of $34.36 per share on Nasdaq on the record date.

•

If BRPA is unable to complete a business combination within the required time period, it will pay the costs of any subsequent liquidation from its remaining assets outside of the trust account. If such funds are insufficient, A/Z Partners has agreed to pay the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $15,000) and has agreed not to seek repayment for such expenses.

•

BRPA’s Charter currently provides for BRPA’s officers and directors to be indemnified by BRPA, and the officers and directors to be exculpated from monetary liability with respect to prior acts or omissions. Additionally, the Merger Agreement requires BRPA to maintain in effect “tail” directors’ and officers’ liability insurance covering BRPA’s outgoing officers and directors with respect to such acts or omissions. If the business combination is not consummated and BRPA liquidates, BRPA may not be able to perform its obligations to its officers and directors.

•

BRPA’s officers, directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on BRPA’s behalf, such as identifying and investigating possible business targets and business combinations. If a business combination is not consummated, these out-of-pocket expenses will not be repaid. As of the record date, no reimbursable expenses were outstanding.

In addition to the foregoing, at any time prior to the annual meeting, during a period when they are not then aware of any material nonpublic information regarding BRPA or its securities, BRPA’s officers, directors or stockholders, NeuroRx, the NeuroRx officers and directors and/or their respective affiliates may purchase Common Stock from institutional and other investors who vote, or indicate an intention to vote, against the business combination proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of Common Stock or vote their shares of Common Stock in favor of the business combination proposal. The purpose of such purchases and other transactions would be to ensure that BRPA has in excess of $5,000,001 of net tangible assets to consummate the Transactions where it appears that such requirement would otherwise not be met. While the exact nature of any such incentives has not been determined as of the date of this proxy statement / prospectus / consent solicitation statement, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares owned by the Sponsor for nominal value.

Entering into any such arrangements may have a depressive effect on the Common Stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares of Common Stock at a price lower than market and may therefore be more likely to sell the Common Stock he owns, either prior to or immediately after the annual meeting.

As of the date of this proxy statement / prospectus / consent solicitation statement, there have been no such discussions and no agreements to such effect have been entered into with any such investor. BRPA will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the business combination proposal or the satisfaction of any closing conditions. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Recommendation to BRPA Stockholders

BRPA’s Board has determined that each of the proposals outlined above is fair to and in the best interests of BRPA and its stockholders and unanimously recommends that BRPA stockholders vote “FOR” the business combination proposal, “FOR” each of the charter proposals, “FOR” the bylaws proposal, “FOR” each of the Nasdaq proposals, “FOR” the election of all of the persons nominated by management for election as directors, “FOR” the plan proposal, and “FOR” the adjournment proposal, if presented.

Material Tax Consequences of the Merger to U.S. Holders of NeuroRx Common Stock

It is the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to NeuroRx, that for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to NeuroRx’s obligation to consummate the Merger that NeuroRx receive an opinion from Paul, Weiss, Rifkind, Wharton & Garrison LLP, dated as of the closing date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. On the basis of such opinion, a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences” beginning on page 261) of NeuroRx Common Stock (including the shares of NeuroRx Common Stock received upon the Preferred Stock Conversion) generally will not recognize any gain or loss upon the receipt of shares of BRPA capital stock in the Merger (including any Earnout Shares), but may recognize gain with respect to such U.S. Holder’s contingent right to a pro rata portion of the Earnout Cash. However, the timing and character of such gain (if any) will depend, in part, on whether such U.S. Holder reports such gain under the installment sale method. NeuroRx stockholders are urged to consult their tax advisors to understand fully the consequences to them of the transactions in their specific circumstances. For more information, see “Material U.S. Federal Income Tax Consequences — Material Tax Consequences of the Merger to U.S. Holders of NeuroRx Capital Stock” beginning on page 262.

Anticipated Accounting Treatment of the Transactions

It is anticipated that the business combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, BRPA will be treated as the acquired company and NeuroRx will be treated as the acquirer for financial reporting purposes.

Appraisal Rights

BRPA stockholders and holders of BRPA Rights and Warrants do not have appraisal rights in connection with the Transactions under the DGCL.

The NeuroRx stockholders are entitled to appraisal rights in connection with the Merger under the DGCL. For more information, see the section titled “Appraisal Rights.”

Vote Required for Approval

The approval of the business combination proposal will require the affirmative vote of the holders of a majority of the then outstanding shares of Common Stock present and entitled to vote at the annual meeting. Abstentions will have the same effect as a vote “against” the business combination proposal. Brokers are not entitled to vote on the business combination proposal absent voting instructions from the beneficial holder and, consequently, broker non-votes will have no effect on the business combination proposal. The Transactions will not be consummated if BRPA has less than $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) under the Exchange Act) upon consummation of the Transactions.

The approval of the business combination proposal is a condition to the consummation of the Transactions. If the business combination proposal is not approved, the other proposals (except an adjournment proposal, as described below) will not be presented to the BRPA stockholders for a vote.

The holders of insider shares and each officer and director of BRPA agreed to vote all shares of Common Stock held by them in favor of the business combination proposal. They have also indicated that they intend to vote their shares of Common Stock in favor of all other proposals being presented by BRPA at the annual meeting.

Recommendation of the Board of Directors

THE BRPA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE BRPA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

THE MERGER AGREEMENT

For a discussion of the structure of the Transactions and the consideration to be paid, see the section titled “The Business Combination Proposal.” Such discussion and the following summary of other material provisions of the Merger Agreement is qualified by reference to the complete text of the Merger Agreement, a copy of which is attached as Annex A to this proxy statement / prospectus / consent solicitation statement. All BRPA stockholders are encouraged to read the Merger Agreement in its entirety for a more complete description of the terms and conditions of the Transactions.

Structure of the Transactions

The Merger Agreement provides for the Merger of Merger Sub with and into NeuroRx, with NeuroRx surviving as a wholly-owned subsidiary of BRPA and the securityholders of NeuroRx becoming securityholders of BRPA.

Closing of the Transactions

The Closing will take place no later than the second business day following the satisfaction or waiver of the conditions described below under the subsection titled “—Conditions to Closing” (other than those conditions which can be satisfied only at the Closing, but subject to the satisfaction or waiver of such conditions at Closing), or at such other time and place as may be agreed to by BRPA and NeuroRx. The Transactions are expected to be consummated as soon as practicable after the annual meeting of BRPA’s shareholders described in this proxy statement / prospectus / consent solicitation statement, assuming the other conditions to the Transactions have been satisfied or waived.

On the Closing Date, BRPA and NeuroRx will effect the Merger by filing a certificate of merger with the Secretary of State of the State of Delaware, and the Merger will become effective at the time the certificate of merger has been duly filed. The time at which the Merger becomes effective is sometimes referred to in this proxy statement / prospectus / consent solicitation statement as the “Effective Time.” In addition, in connection with the Merger, BRPA will change its name to NRX Pharmaceuticals, Inc.

As of the date of this proxy statement / prospectus / consent solicitation statement, the parties expect that the Merger will be effective during the first half of 2021. However, there can be no assurance as to when or if the Merger will occur.

If the Merger is not completed by May 24, 2021 (the “termination date”), the Merger Agreement may be terminated by either BRPA or NeuroRx. A party may not terminate the Merger Agreement pursuant to the provision described in this paragraph if the party seeking to terminate the Merger Agreement is in material breach of its obligations set forth in the Merger Agreement on the termination date. See below under the subsection titled “—Termination.”

Merger Consideration

Closing Consideration

Pursuant to the Merger Agreement, the aggregate consideration payable to stockholders of NeuroRx at the Effective Time consists of an aggregate of 50,000,000 shares of newly issued Common Stock. In addition, the NeuroRx securityholders (including option holders and warrant holders) who own NeuroRx securities immediately prior to the Closing will receive the contingent right to receive their pro rata portion of (i) the Earnout Shares if the Earnout Shares Milestone is met prior to December 31, 2022 and (ii) the Earnout Cash if the Earnout Cash Milestone is met prior to December 31, 2022.

Pursuant to the Merger Agreement, NeuroRx shall take all actions necessary to cause each share of NeuroRx Preferred Stock that is issued and outstanding immediately prior to the Effective Time to be converted immediately prior to the Effective Time into a number of shares of NeuroRx Common Stock at the then-effective conversion rate (as calculated pursuant to NeuroRx’s certificate of incorporation) in accordance with the certificate of incorporation.

Pursuant to the Merger Agreement, at the Effective Time, each share of NeuroRx Common Stock (including shares of NeuroRx Common Stock resulting from the Preferred Stock Conversion) that is issued and outstanding immediately prior to the Effective Time will be converted into the right to receive a number of shares of Common Stock equal to the quotient of (i) 50,000,000 divided by (ii) the total number of issued and outstanding shares of NeuroRx Common Stock and the NeuroRx Preferred Stock (on an “as-converted” to NeuroRx Common Stock basis) on a fully diluted basis as of the Closing Date using the treasury method of accounting, including, without duplication, the number of shares of NeuroRx Common Stock issuable pursuant to the conversions or exercises of convertible securities pursuant to the Merger Agreement, the number of shares of NeuroRx Common Stock issued or issuable upon the exercise of all stock options of NeuroRx and the shares of NeuroRx Common Stock underlying the warrants of NeuroRx (collectively, the “Exchange Ratio”) and (ii) a contingent right to receive a number or an amount, as applicable, of Earnout Shares and Earnout Cash, if any, issuable and payable pursuant to the terms of the Merger Agreement.

Each option of NeuroRx that is outstanding and unexercised immediately prior to the Closing (whether vested or unvested) will be assumed by BRPA and converted into an option to acquire an adjusted number of shares of Common Stock at an adjusted exercise price per share, and will continue to be governed by substantially the same terms and conditions, including vesting, as were applicable to the former option. Each warrant of NeuroRx that is outstanding and unexercised immediately prior to the Closing will be assumed by BRPA and treated as if such warrant were an option of NeuroRx in accordance with the terms of the Merger Agreement.

Earnout

NeuroRx’s securityholders (including option holders and warrant holders) who own NeuroRx securities immediately prior to the Closing will have the contingent right to receive their pro rata portion of (i) an aggregate of 25,000,000 shares of Common Stock (which we refer to as the Earnout Shares) if, prior to December 31, 2022, the NeuroRx COVID-19 Drug (i.e., ZYESAMI) receives emergency use authorization by the FDA and NeuroRx submits and the FDA files for review a new drug application for the NeuroRx COVID-19 Drug (i.e., ZYESAMI) (the occurrence of the foregoing is referred to herein as the Earnout Shares Milestone), and (ii) an aggregate of $100,000,000 in cash (which we refer to as the Earnout Cash) upon the earlier to occur of (x) FDA approval of the NeuroRx COVID-19 Drug (i.e., ZYESAMI) and the listing of the NeuroRx COVID-19 Drug (i.e., ZYESAMI) in the FDA’s “Orange Book” and (y) FDA approval of the NeuroRx Antidepressant Drug Regimen (i.e., NRX-100/101) and the listing of the NeuroRx Antidepressant Drug Regimen (i.e., NRX-100/101) in the FDA’s “Orange Book,” in each case prior to December 31, 2022 (the occurrence of either of clauses (x) or (y) is referred to herein as the Earnout Cash Milestone). If the Earnout Shares Milestone is achieved, the Earnout Shares will be issued within five (5) Business Days after the occurrence of the Earnout Shares Milestone. If the Earnout Cash Milestone is achieved, the Merger Agreement does not require the Earnout Cash to be delivered to NeuroRx securityholders within any specified period of time, and the board of directors of NRX Pharmaceuticals will use its good faith judgment to determine the date to pay the Earnout Cash.

Treatment of Equity Awards

Assumption of NeuroRx Options

Each option of NeuroRx that is outstanding and unexercised immediately prior to the Closing (whether vested or unvested) will be assumed by BRPA and converted into an option to acquire an adjusted number of shares of Common Stock at an adjusted exercise price per share (the “Substitute Options”), and will continue to be governed by substantially the same terms and conditions, including vesting, as were applicable to the former option, except that (i) each Substitute Option will be exercisable for that number of whole shares of Common

Stock equal to the product of the number of shares of NeuroRx Common Stock underlying such NeuroRx option multiplied by the Option Exchange Ratio, rounded down to the nearest whole share and (ii) the per share exercise price of such Substitute Option will be equal to the quotient determined by dividing the exercise price per share of NeuroRx Common Stock by the Option Exchange Ratio, rounded up to the nearest whole cent. The “Option Exchange Ratio” is the same as the Exchange Ratio, except that “(i) the sum of (a) 75,000,000 plus (b) the Earnout Cash Share Equivalent” is substituted for “(i) 50,000,000.” For purposes of the Option Exchange Ratio definition, the “Earnout Cash Share Equivalent” means the quotient of (i) 100,000,000 divided by (ii) the BRPA Closing Price, and the “BRPA Closing Price” means the closing sale price of Common Stock on Nasdaq on the last complete trading day immediately prior to the Effective Time. The percentage of total shares of Common Stock subject to each Substitute Option that is vested immediately following the Closing will equal the percentage of total shares of NeuroRx Common Stock subject to each NeuroRx option that is vested immediately prior to the Closing.

In the event that either the Earnout Shares Milestone or the Earnout Cash Milestone does not occur prior to December 31, 2022, each Substitute Option will be adjusted such that the number of shares of Common Stock subject to each adjusted Substitute Option, the exercise price per share of each adjusted Substitute Option and the aggregate intrinsic value of each adjusted Substitute Option will equal the respective number of shares, exercise price per share and aggregate intrinsic value that would have resulted following the adjustment of the applicable underlying Substitute Option had the conversion of NeuroRx options into the Substitute Options been applied using the Exchange Ratio with substitution of “(i) the sum of (a) 50,000,000 plus (b) the number of Earnout Shares actually distributed to stockholders plus (c) the quotient of (A) the aggregate amount, if any, of the Earnout Cash actually distributed to stockholders divided by (B) the BRPA Closing Price” in lieu of “(i) 50,000,000”. If neither the Earnout Shares Milestone nor the Earnout Cash Milestone occurs, each Substitute Option will be adjusted based on the Exchange Ratio.

If any Substitute Options are exercised prior to the earlier of (i) the date that both the Earnout Shares Milestone and Earnout Cash Milestone occur and (ii) December 31, 2022, a sufficient number of shares of Common Stock will be held in escrow pending the applicable adjustment to such Substitute Options. Following the determination of that adjustment, NeuroRx will retain any shares forfeited by the optionholder in connection with the adjustment and return any remaining shares to the optionholder.

Assumption of NeuroRx Warrants

Each warrant of NeuroRx that is outstanding and unexercised immediately prior to the Closing will be assumed by BRPA and treated as if such warrant were an option of NeuroRx in accordance with the terms of the Merger Agreement.

Representations and Warranties

Except as limited below, the Merger Agreement contains representations and warranties of NeuroRx and its subsidiaries generally relating, among other things, to:

•	proper organization and qualification;

•	capitalization;

•	the authorization, performance and enforceability of the Merger Agreement;

•	governmental actions and filings;

•	compliance with laws;

•	permits;

•	financial statements;

•	absence of certain changes;

•	condition and sufficiency of NeuroRx’s assets;

•	litigation;

•	benefit plans;

•	labor matters;

•	restrictions on business activities of NeuroRx;

•	real and personal property;

•	tax matters;

•	environmental matters;

•	brokers’ fees;

•	intellectual property;

•	product warranties and product liability with respect to NeuroRx;

•	material contracts;

•	insurance;

•	transactions with affiliates;

•	NeuroRx’s compliance with international trade and anti-corruption laws;

•	NeuroRx’s FDA and European Medicines Agency approvals;

•	health care regulatory compliance matters with respect to NeuroRx;

•	board approval; and

•	stockholder approval.

Except as limited below, the Merger Agreement contains representations and warranties of BRPA and Merger Sub generally relating, among other things, to:

•	proper organization and qualification;

•	capitalization;

•	the authorization, performance and enforceability of the Merger Agreement;

•	governmental actions and filings;

•	reports filed by BRPA with the SEC;

•	compliance with laws;

•	BRPA’s compliance with the Sarbanes-Oxley Act;

•	financial statements;

•	absence of undisclosed liabilities;

•	absence of certain changes;

•	litigation;

•	benefit plans;

•	labor matters;

•	business activities of BRPA;

•	real and personal property;

•	tax matters;

•	brokers’ fees;

•	intellectual property;

•	material contracts;

•	insurance;

•	transactions with affiliates;

•	BRPA’s Nasdaq listing;

•	BRPA’s trust account;

•	board approval; and

•	stockholder approval.

Certain of these representations and warranties are qualified as to “materiality” or “material adverse effect.” For purposes of the Merger Agreement, a “material adverse effect” with respect to NeuroRx means any change, event, occurrence, effect, circumstance or development that has a materially adverse effect on (x) financial condition, assets, business, or results of operations of NeuroRx and its Subsidiaries, taken as a whole, or (y) the ability of NeuroRx and its Subsidiaries to timely consummate the Closing (including the Merger) on the terms set forth in the Merger Agreement; provided that, in the case of clause (x) only, in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “NeuroRx Material Adverse Effect”: (i) changes or developments in general U.S. or global economic conditions, including changes in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (ii) changes in applicable Legal Requirements, U.S. GAAP, or authoritative interpretations thereof, (iii) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, terrorism, cyberterrorism, civil unrest, military actions, natural or man-made disasters, weather conditions, epidemics, pandemics (including COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof)) or other outbreaks of illness or public health events and other force majeure events (including any escalation or general worsening of any of the foregoing), (iv) any change, event, occurrence, effect, circumstance or development attributable to the announcement, pendency, negotiation or consummation of the Merger or any other Transactions or the execution or performance of the Merger Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees or NeuroRx or any of its Subsidiaries, (vi) any action taken or omitted to be taken by NeuroRx or its Subsidiaries at BRPA’s direction or written request, any action required or permitted to be taken or omitted to be taken by the Merger Agreement or any Ancillary Agreement or any action to which BRPA has consented in writing, (vii) any change generally affecting any of the industries or markets in which NeuroRx or its Subsidiaries operate or the economy as a whole, or (viii) the failure, in and of itself, to meet, or changes to, any budget, projection, forecast, estimate, or prediction (it being understood that the underlying facts and circumstances giving rise to or contributing to such failure or change may be taken into account in determining whether there has been a NeuroRx Material Adverse Effect, unless such underlying facts and circumstances would otherwise be excepted from this definition); provided, however, in the case of each of the foregoing clauses (i), (ii), (iii) and (vii), in the event that NeuroRx and its Subsidiaries, taken as a whole are materially and disproportionately affected by such change, event, occurrence, effect, circumstance or development relative to other participants in the business and industries in which they operate, the extent (and only the extent) of such material and disproportionate affect, relative to such other participants, on NeuroRx and its Subsidiaries, taken as a whole, may be taken into account in determining whether there has been a NeuroRx Material Adverse Effect.

For purposes of the Merger Agreement, a “material adverse effect” with respect to BRPA means any change, event, occurrence, effect, circumstance or development that has a materially adverse effect on

(x) financial condition, assets, business, or results of operations of BRPA or (y) the ability of BRPA to timely consummate the Closing (including the Merger) on the terms set forth in the Merger Agreement; provided that, in the case of clause (x) only, in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “BRPA Material Adverse Effect”: (i) changes or developments in general U.S. or global economic conditions, including changes in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (ii) changes in applicable Legal Requirements, U.S. GAAP, or authoritative interpretations thereof, (iii) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, terrorism, cyberterrorism, civil unrest, military actions, natural or man-made disasters, weather conditions, epidemics, pandemics (including COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof)) or other outbreaks of illness or public health events and other force majeure events (including any escalation or general worsening of any of the foregoing), (iv) any change, event, occurrence, effect, circumstance or development attributable to the announcement, pendency, negotiation or consummation of the Merger or any other Transactions or the execution or performance of the Merger Agreement, (v) any action taken or omitted to be taken by BRPA at NeuroRx’s direction or written request, any action required or permitted to be taken or omitted to be taken by the Merger Agreement or any Ancillary Agreement or any action to which NeuroRx has consented in writing, (vi) any change generally affecting any of the industries or markets in which BRPA operate or the economy as a whole, or (vii) the failure, in and of itself, of BRPA to meet, or changes to, any budget, projection, forecast, estimate, or prediction (it being understood that the underlying facts and circumstances giving rise to or contributing to such failure or change may be taken into account in determining whether there has been a BRPA Material Adverse Effect, unless such underlying facts and circumstances would otherwise be excepted from this definition); provided, however, in the case of each of the foregoing clauses (i), (ii), (iii) and (vii), in the event that BRPA is materially and disproportionately affected by such change, event, occurrence, effect, circumstance or development relative to other participants in the business and industries in which they operate, the extent (and only the extent) of such material and disproportionate affect, relative to such other participants, on BRPA may be taken into account in determining whether there has been a BRPA Material Adverse Effect.

The representations and warranties in the Merger Agreement do not survive the Effective Time and, as described below under “—Termination”, if the Merger Agreement is validly terminated, there will be no liability under the representations and warranties of the parties, or otherwise under the Merger Agreement, unless (i) a party intentionally and willfully breached the Merger Agreement or (ii) the NeuroRx termination fee is payable as described below.

This summary and the copy of the Merger Agreement attached to this proxy statement / prospectus / consent solicitation statement as Annex A are included solely to provide investors with information regarding the terms of the Merger Agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties by BRPA and NeuroRx, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, and in reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of BRPA, NeuroRx or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger

NeuroRx has agreed that, prior to the effective time of the Merger, it will, and will cause its subsidiaries to, except to the extent that BRPA shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or as contemplated by the Merger Agreement, carry on its business in the usual, regular and ordinary course consistent with past practices, in substantially the same manner as conducted prior to the date of the Merger Agreement and in compliance with all applicable law and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve substantially intact its present business organization, (ii) keep available the services of its present key officers and employees, and (iii) preserve its relationships with key customers, suppliers, distributors, licensors, licensees, and others with which it has significant business dealings; provided, that, in the case of each of the preceding clauses (i)-(iii), during any period of full or partial suspension of operations related to COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof), NeuroRx may, in connection with the COVID-19 pandemic (or any mutation or variation thereof), take such actions as are reasonably necessary (A) to protect the health and safety of NeuroRx’s or its subsidiaries’ employees and other individuals having business dealings with NeuroRx or its subsidiaries or (B) to reasonably respond to third-party supply or service disruptions caused by the COVID-19 pandemic, COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof), and shall provide prompt notice to BRPA of the taking of any action permitted by the foregoing.

In addition to the general covenants above, NeuroRx has agreed that prior to the effective time of the Merger, subject to specified exceptions, it will not and its subsidiaries will not, without the prior written consent of BRPA (which consent shall not be unreasonably withheld), do any of the following:

•

Waive any stock repurchase rights, accelerate, amend or (except as specifically provided for herein) change the period of exercisability of options or restricted stock, or reprice options granted under any incentive plan or authorize cash payments in exchange for any options granted under any incentive plan;

•

Grant any material severance or termination pay to (i) any officer or (ii) any employee, except pursuant to applicable law, written agreements outstanding, or incentive plans or policies existing on the date of the Merger Agreement and as previously or concurrently disclosed or made available to the other party, or in the case of NeuroRx and its subsidiaries except in connection with the promotion, hiring or firing of any employee in the ordinary course of business consistent with past practice;

•	Abandon, dispose of, allow to lapse, transfer, sell, assign, or exclusively license to any person or otherwise extend, amend or modify any existing or future intellectual property rights;

•	Fail to pay its accounts payable or collect its accounts receivable in accordance with past practices;

•

Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or other equity securities (other than any such dividend or distribution by a subsidiary of NeuroRx to NeuroRx or another such subsidiary), or split, combine or reclassify any capital stock or other equity securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

•	Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock or other equity securities or ownership interests;

•

Issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities at an implied equity valuation of NeuroRx of less than $500,000,000;

•	Amend its certificate of incorporation or bylaws in any material respect;

•

Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association, or other business organization or division thereof, or otherwise acquire or agree to acquire outside the ordinary course of business any assets which are material, individually or in the aggregate, to the business of such party or enter into any joint ventures, strategic partnerships or alliances, or other arrangements that provide for exclusivity of territory or otherwise restrict such party’s ability to compete or to offer or sell any products or services to other persons;

•

Sell, lease, license, encumber or otherwise dispose of any properties or assets, except the sale, lease or disposition of property or assets in the ordinary course of business consistent with past practices that are not material, individually or in the aggregate, to the business of NeuroRx;

•

Except as contemplated by the Merger Agreement, an existing incentive plan or agreement, or as required by law, (i) adopt or materially amend any incentive plan (including any incentive plan that provides for severance) or collective bargaining agreement (in each case, other than in the ordinary course of business consistent with past practice), (ii) pay any special bonus or special remuneration to any director or employee, except in the ordinary course of business consistent with past practices, or (iii) materially increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants, except in the ordinary course of business consistent with past practices;

•

(i) Pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of the Merger Agreement) other than the payment, discharge, settlement or satisfaction of any claims, liabilities or obligations in the ordinary course of business consistent with past practices or in accordance with their terms, or recognized or disclosed in the most recent NeuroRx financial statements, as applicable, or incurred since the date of such financial statements, (ii) settle any material litigation where the consideration given by the party is other than monetary or to which an officer, director or employee of such person is a party in his or her capacity as such, or (iii) waive the benefits of, agree to modify in any material manner, terminate, release any person from or knowingly fail to enforce any material confidentiality or similar agreement to which NeuroRx or any of its subsidiaries is a party or of which NeuroRx or any of its subsidiaries is a beneficiary (other than with customers and other counterparties in the ordinary course of business consistent with past practices);

•

Except in the ordinary course of business consistent with past practices, modify in any material respect or terminate (other than in accordance with its terms) any material contract or waive, delay the exercise of, release or assign any material rights or claims thereunder;

•	Except as required by law or U.S. GAAP, revalue any of its assets in any manner or make any change in accounting methods, principles or practices;

•

Except (i) in the ordinary course of business consistent with past practices, or (ii) in connection with the promotion, hiring or firing of any employee, incur or enter into any agreement, contract or commitment requiring such party to pay in excess of $500,000 in any 12-month period;

•

Make, revoke, amend, or rescind any material tax elections that, individually or in the aggregate, would be reasonably likely to adversely affect the tax liability or tax attributes of such party, settle or compromise any material income tax liability outside the ordinary course of business or, except as required by applicable law, change any material method of accounting for tax purposes or prepare or file any material tax return in a manner inconsistent with past practice;

•	Form or establish any subsidiary except in the ordinary course of business consistent with prior practice or as contemplated by the Merger Agreement;

•	Make capital expenditures in excess of $500,000;

•

Enter into any material transaction with or distribute or advance any assets or property to any of its officers, directors, partners, stockholders, managers, members or other affiliates other than (i) the payment of salary and benefits and the advancement of expenses in the ordinary course of business consistent with prior practice or (ii) such distributions or advancements by a subsidiary NeuroRx to NeuroRx or another such subsidiary;

•	Close any facility or discontinue any material line of business or any material business operations; or

•	Agree in writing or otherwise agree or commit to take any of the foregoing actions.

BRPA has agreed that, prior to the effective time of the Merger, each of BRPA and Merger Sub shall, except to the extent that NeuroRx shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or as contemplated by the Merger Agreement, carry on its business in the usual, regular and ordinary course consistent with past practices, in substantially the same manner as conducted prior to the date of the Merger Agreement and in compliance with all applicable law and use its reasonable best efforts consistent with past practices and policies to (i) preserve substantially intact its present business organization and (ii) keep available the services of its present key officers.

In addition to the general covenants above, BRPA has agreed that prior to the effective time of the Merger, subject to specified exceptions, it will not and Merger Sub will not, without the prior written consent of NeuroRx (which consent shall not be unreasonably withheld, conditioned or delayed), do any of the following:

•	Waive any stock repurchase rights;

•	Grant any severance or termination pay to, or hire, any (i) officer or (ii) any employee;

•	Abandon, dispose of, allow to lapse, transfer, sell, assign, or exclusively license to any person or otherwise extend, amend or modify any existing or future intellectual property rights;

•	Fail to pay its accounts payable or collect its accounts receivable in accordance with past practices;

•

Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or other equity securities, or split, combine or reclassify any capital stock or other equity securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

•

Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock or other equity securities or ownership interests, except with respect to redemptions of Common Stock by BRPA stockholders in connection with the business combination;

•

Issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities;

•

Amend its certificate of incorporation bylaws in any respect, other than (1) as contemplated by the Merger Agreement or (2) in connection with the amendment to extend the date by which BRPA must consummate its initial business combination to May 24, 2021;

•

Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association, or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or enter into any joint ventures, strategic partnerships or alliances, or other arrangements that provide for exclusivity of territory or otherwise restrict such party’s ability to compete or to offer or sell any products or services to other persons;

•	Sell, lease, license, encumber or otherwise dispose of any properties or assets;

•

Except for certain permitted borrowings, incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons (other than affiliates), issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

•

(i) Adopt or materially amend any Plan (including any Plan that provides for severance), or enter into any employment contract or collective bargaining agreement (other than in the ordinary course of business consistent with past practice), (ii) pay any special bonus or special remuneration to any director or employee, or (iii) increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants;

•

(i) Pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of the Merger Agreement), or (ii) waive the benefits of, agree to modify in any material manner, terminate, release any person from or knowingly fail to enforce any material confidentiality or similar agreement to which BRPA or any of its subsidiaries is a party or of which BRPA or any of its subsidiaries is a beneficiary;

•

Except in the ordinary course of business consistent with past practices, modify in any respect or terminate (other than in accordance with its terms) any BRPA contract, as applicable, or waive, delay the exercise of, release or assign any material rights or claims thereunder;

•	Except as required by law or U.S. GAAP, revalue any of its assets in any manner or make any change in accounting methods, principles or practices;

•	Incur or enter into any agreement, contract or commitment requiring such party to pay in excess of $10,000 in any 12-month period;

•

Make, revoke, amend, or rescind any tax elections that, individually or in the aggregate, would be reasonably likely to adversely affect the tax liability or tax attributes of such party, settle or compromise any income tax liability outside the ordinary course of business or, except as required by applicable law, change any method of accounting for tax purposes or prepare or file any tax return in a manner inconsistent with past practice;

•	Form or establish any subsidiary except as contemplated the Merger Agreement;

•	Make capital expenditures;

•	Enter into any transaction with or distribute or advance any assets or property to any of its officers, directors, partners, stockholders, managers, members or other affiliates;

•	enter into, renew or amend in any material respect, any BRPA affiliate agreement (or any contract, that if existing on the date hereof, would have constitute an BRPA affiliate agreement); or

•	Agree in writing or otherwise agree or commit to take any of the foregoing actions.

Confidentiality; Access to Information

BPRA and NeuroRx will each afford to the other and its financial advisors, accountants, counsel and other representatives reasonable access during normal business hours, upon reasonable notice, to all of its respective properties, books, records and personnel during the period prior to the closing to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel, as reasonably required for the purposes of the Merger Agreement. BRPA and NeuroRx will maintain in confidence any non-public information received from each other, and use such non-public information only for purposes of consummating the Transactions.

Exclusivity

Each of BRPA and NeuroRx have agreed that, prior to the effective time of the Merger, to the extent not inconsistent with the respective fiduciary duties of the BRPA board of directors and the NeuroRx board of directors, as applicable, such party will not, will cause its subsidiaries not to, and will use its reasonable best efforts to cause its and their representatives not to, directly or indirectly, solicit, initiate, enter into, or continue discussions, negotiations, or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to any person relating to, or enter into or consummate any transaction relating to, (i) any business combination, merger, or sale of ownership interests or material assets of such party, or a recapitalization, share exchange, or similar transaction with respect to such party or any of its subsidiaries or (ii) any financing, investment, acquisition, purchase, merger, sale or any other similar transaction that would restrict, prohibit or inhibit either party’s ability to consummate the Merger and the other Transactions, in each case, other than the Merger and the other Transactions (the transactions in subsections (i) and (ii), collectively “Competing Transactions”).

In addition, each party has agreed that it will, and will cause its subsidiaries and use reasonable best efforts to cause its and their representatives to, promptly cease any and all existing discussions or negotiations with any person conducted prior to the date of the Merger Agreement with respect to any Competing Transaction.

Each party has agreed that it will promptly (and in any event within two business days) notify the other party such party or any of its subsidiaries, or, to such party’s knowledge, any of its representatives receives any inquiry, proposal, offer or submission with respect to a Competing Transaction (including the identity of the person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of the Merger Agreement, and will provide the other party with a copy of such inquiry, proposal, offer or submission.

Notwithstanding anything in the Merger Agreement to the contrary, nothing contained in the Merger Agreement will restrict or limit the ability of the NeuroRx board of directors or the BRPA board of directors, as applicable, from exercising or acting in accordance with their respective fiduciary duties under applicable law.

Additionally, each of NeuroRx and BRPA have agreed that the rights and remedies for noncompliance with the exclusivity provisions of the Merger Agreement include specific performance, it being acknowledged and agreed that any breach or threatened breach will cause irreparable injury to the non-breaching party and that money damages would not provide an adequate remedy for such injury.

Notwithstanding anything in the Merger Agreement to the contrary, if, at any time prior to obtaining the NeuroRx Stockholder Approval, the NeuroRx board of directors determines in good faith, after consultation with its outside legal counsel, in response to any proposal or offer from any person or “group” (as defined in the Exchange Act) to NeuroRx or the NeuroRx board of directors with respect to a Competing Transaction (such proposal or offer, an “Acquisition Proposal”) that such Acquisition Proposal constitutes a Superior Proposal (as defined below) and that the failure to terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable law, NeuroRx or the NeuroRx board of directors may, prior to obtaining the NeuroRx Stockholder Approval, terminate the Merger Agreement by written notice to BRPA in order to enter into a definitive agreement with respect to such Superior Proposal; provided, that NeuroRx shall be obligated to pay to BRPA a termination fee in the amount of $10,000,000 within three (3) business days of the notice of such termination (as discussed more below in subsection “—Termination”) at or after the time of such termination in accordance with the terms of the Merger Agreement.

For purposes of the Merger Agreement, “Superior Proposal” means a bona fide and written Acquisition Proposal made after the date of the Merger Agreement that the NeuroRx board of directors in good faith determines (after consultation with its outside legal counsel) is reasonably likely to be consummated in accordance with its terms and would, if consummated, result in a transaction that is more favorable from a financial point of view to the stockholders of NeuroRx (solely in their capacity as such) than the transactions contemplated by the Merger Agreement after taking into account all such factors and matters deemed relevant in good faith by the NeuroRx board of directors, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and the Merger Agreement and the transactions contemplated thereby.

HSR Act and Regulatory Approvals

BRPA and NeuroRx have agreed to use reasonable best efforts to (a) each prepare and file the notification required of it under this HSR Act in connection with the Merger as soon as reasonably practicable but no later than twenty (20) Business Days following January 14, 2021, (b) promptly and in good faith respond to all information requested by the Federal Trade Commission and Department of Justice in connection with such notification and otherwise cooperate in good faith with each other and such governmental entities, (c) each request early termination of any waiting period under the HSR Act, and (d) submit, as soon as practicable, any other required applications or filings pursuant to any antitrust laws and furnish to the other party as promptly as reasonably practicable all information required for any application or other filing required to be made pursuant to any antitrust law. BRPA and NeuroRx submitted their respective HSR notification on February 11, 2021 and the waiting period under the HSR Act expired at 11:59pm on March 15, 2021. Filing fees with respect to the notifications required under the HSR Act were paid by NeuroRx.

BRPA and NeuroRx have agreed to substantially comply with any information or document requests by the Federal Trade Commission or the Department of Justice in connection with the Merger.

BRPA and NeuroRx have agreed to (i) promptly inform the other of any substantive communication to or from the Federal Trade Commission, the Department of Justice or any other governmental entity regarding the Merger and permit counsel to the other party an opportunity to review in advance, and to consider in good faith the views of such counsel in connection with, any proposed written communications by such party to any governmental entity concerning the Merger, (ii) give the other prompt notice of the commencement of any judicial or administrative action, suit, litigation, arbitration, proceeding by or before any governmental entity with respect to such transactions, and (iii) keep the other reasonably informed as to the status of any such action.

Each of BRPA and NeuroRx have agreed to provide, to the extent permitted by the applicable governmental entity, the other party and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its affiliates, agents or advisors, on the one hand, and any governmental entity, on the other hand, concerning or in connection with the Merger; provided, that, neither BRPA nor NeuroRx shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any governmental entity without the written consent of the other party. Any materials exchanged in connection with the foregoing may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns of legal counsel of NeuroRx, and to remove references concerning the valuation of NeuroRx or other competitively sensitive material; provided, that NeuroRx may, as it deems advisable and necessary, designate any materials provided to BRPA pursuant to the foregoing as “outside counsel only.”

BRPA will not, and will cause its subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if doing so would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders or declarations of any governmental entities or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any governmental entity entering an order prohibiting the consummation of the Merger; (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) materially delay or prevent the consummation of the Transactions.

Required Information

Each of BRPA and NeuroRx have agreed, upon request by the other, to use reasonable best efforts (subject to applicable law and contractual restrictions) to promptly furnish the other with all information concerning themselves, their subsidiaries, and each of their and their subsidiaries’ respective directors, officers, and stockholders (including the directors of BRPA to be elected effective as of the Closing) and such other matters as may be reasonably necessary or advisable in connection with the Merger and the preparation of the registration statement of which this proxy statement / prospectus / consent solicitation statement is a part, certain press releases, each Current Report on Form 8-K proposed to be filed or furnished by BRPA under the Exchange Act relating to or in connection with the Transactions, each document required to be filed with the SEC pursuant to Rule 425 promulgated under the Securities Act or Rule 14a-12 promulgated under the Exchange Act, or any other statement, filing, notice, or application (other than pursuant to the HSR Act, for which the section above “—HSR Act and Regulatory Approvals” applies) made by or on behalf of BRPA or NeuroRx to any governmental entity or other third party in connection with Merger or otherwise, or any press release or Form 8-K relating to the business or financial condition of BRPA or NeuroRx (other than regularly released factual, non-forward-looking business information of NeuroRx) (each, a “Reviewable Document”).

Each of BRPA and NeuroRx will be given a reasonable opportunity to review and comment upon any Reviewable Document at a reasonable time prior to the filing, furnishing, issuance, or other submission or public disclosure of such Reviewable Document, and such party will have a reasonable opportunity to give its consent to the form thereof, such consent not to be unreasonably withheld, conditioned, or delayed, and each party will accept and incorporate all reasonable comments from the other party to any such Reviewable Document prior to filing, furnishing, issuance, submission or disclosure thereof.

Additionally, any language included in a Reviewable Document that reflects the comments of the reviewing party, as well as any text as to which the reviewing party has not commented upon after being given a reasonable opportunity to comment, will be deemed to have been approved by the reviewing party and may thereafter be used by the other party in other Reviewable Documents and in other documents distributed by the other party in connection with the Merger without further review or consent of the reviewing party.

Pursuant to the Merger Agreement, prior to the Closing Date, NeuroRx and BRPA will notify each other as promptly as reasonably practicable (i) upon becoming aware of any event or circumstance which should be described in an amendment of, or supplement to, a Reviewable Document that has been filed with or submitted to any governmental entity, and (ii) after the receipt by it of any written or oral comments of any governmental entity on, or of any written or oral request by any governmental entity for amendments or supplements to, any such Reviewable Document, and will promptly supply the other with copies of all correspondence between it or any of its representatives and such governmental entity with respect to any of the foregoing filings or submissions, in each case, to the extent permitted by applicable law.

BRPA and NeuroRx will use their respective reasonable best efforts, after consultation with each other, to resolve all such requests or comments with respect to any Reviewable Document as promptly as reasonably practicable after receipt of any comments of any governmental entity.

All correspondence and communications to any governmental entity made by BRPA or NeuroRx with respect to the Merger or any agreement ancillary hereto will, to extent permitted by applicable law, be considered to be Reviewable Documents.

Reasonable Best Efforts

Each of BRPA and NeuroRx has agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger, including using reasonable best efforts to accomplish the following: (i) the taking of such reasonable acts necessary to cause the conditions precedent set forth in in the Merger Agreement to be satisfied, (ii) the obtaining of such reasonably necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of such reasonably necessary registrations, declarations and filings (including registrations, declarations and filings with governmental entities, if any) and the taking of such reasonable steps as may be reasonably necessary to avoid any suit, claim, action, investigation or proceeding by any governmental entity, (iii) the obtaining of such material consents, approvals or waivers from third parties required as a result of the Merger, including certain consents referred to in NeuroRx’s disclosure schedules, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Merger, including seeking to have any stay or temporary restraining order entered by any court or other governmental entity vacated or reversed, and (v) the execution or delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Merger Agreement.

Proxy Solicitation

Pursuant to the terms of the Merger Agreement, BRPA has agreed to use its reasonable best efforts, as promptly as practicable (and with the assistance and cooperation of NeuroRx as reasonably requested by BRPA), to prepare and file with the SEC a registration statement of which this proxy statement / prospectus / consent solicitation statement is a part (the “Registration Statement”) in connection with the registration under the Securities Act of the Common Stock to be issued under the Merger Agreement. The Registration Statement will include for registration all shares of Common Stock issued under the Merger Agreement, including the Earnout Shares.

BRPA has also agreed to include provisions in this proxy statement / prospectus / consent solicitation statement and to take reasonable action related thereto, with respect to (i) the business combination proposal, (ii) the charter proposals, (iii) the bylaws proposal, (iv) to the extent required by the Nasdaq listing rules, the Nasdaq proposals, (v) the director proposal, (vi) the plan proposal, (vii) the adjournment proposal, and (viii) the approval of any other proposals reasonably agreed by BRPA and NeuroRx to be necessary or appropriate in connection with the Transactions (the foregoing clauses (i) – (viii), collectively, the “BRPA Stockholder Matters”).

Without the prior written consent of NeuroRx, the BRPA Stockholder Matters shall be the only matters (other than procedural matters) that BRPA will propose to be acted on by BRPA’s stockholders at the annual meeting.

Additionally, NeuroRx has agreed to provide to BRPA all financial and other information relating to NeuroRx as BRPA may reasonably request for the preparation of the Registration Statement. BRPA has agreed, with the assistance of NeuroRx, that it will promptly respond to any SEC comments on the Registration Statement and will otherwise use reasonable best efforts to cause the Registration Statement to be approved by the SEC as promptly as practicable. BRPA will also take any and all actions required to satisfy the requirements of the Securities Act and the Exchange Act.

BRPA will advise NeuroRx promptly after it receives notice of: (i) the time when the preliminary Registration Statement has been filed; (ii) in the event the preliminary Registration Statement is not reviewed by the SEC, the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act; (iii) in the event the preliminary Registration Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC; (iv) the filing of any supplement or amendment to the Registration Statement; (v) any request by the SEC for amendment of the Registration Statement; (vi) any comments from the

SEC relating to the Registration Statement and responses thereto; and (vii) requests by the SEC for additional information.

Pursuant to the terms of the Merger Agreement, as soon as practicable following the SEC declaring the Registration Statement effective (the “SEC Approval Date”), (x) BRPA will (i) distribute the Registration Statement to the BRPA stockholders, (ii) having, prior to the SEC Approval Date, established the record date (which record date will be mutually agreed with NeuroRx), duly call, give notice of, convene and hold the annual meeting in accordance with the DGCL and subject to the provisions of the Merger Agreement, and (iii) subject to the provisions of the Merger Agreement, solicit proxies from such holders to vote in favor of the BRPA Stockholder Matters in compliance with the DGCL and (y) NeuroRx will distribute the consent solicitation statement to NeuroRx’s stockholders in accordance with the terms of the Merger Agreement.

Notwithstanding the foregoing, if on the date for which the annual meeting is scheduled, BRPA and NeuroRx mutually determine that the Merger cannot be consummated for any reason, BRPA will have the right (subject to obtaining NeuroRx’s prior written consent, which shall not be unreasonably withheld, conditioned, or delayed) to make one or more successive postponements or adjournments of the annual meeting, provided that BRPA continues to satisfy its obligations under the terms of the Merger Agreement.

BRPA has agreed, acting through the BRPA board of directors, to recommend to its stockholders that they approve the BRPA Stockholder Matters (the “BRPA Board Recommendation”) and BRPA has agreed to include the BRPA Board Recommendation in this proxy statement / prospectus / consent solicitation statement. Neither the BRPA board of directors nor any committee or agent or representative thereof shall withhold, withdraw or modify, or publicly propose or resolve to withhold, withdraw or modify in a manner adverse to NeuroRx the BRPA Board Recommendation (any such event, a “BRPA Change in Recommendation”); provided, that the BRPA board of directors may make a BRPA Change in Recommendation if it determines in good faith, after consultation with its outside legal counsel, that a failure to make a BRPA Change in Recommendation would be inconsistent with its fiduciary duties under applicable law.

Additionally, NeuroRx has agreed, as promptly as practicable after the SEC Approval Date, that (i) it will seek the NeuroRx Stockholder Approval via written consent (the “Written Consent”) and (ii) in the event NeuroRx determines it is not able to obtain the Written Consent, it shall call and hold a meeting of holders of NeuroRx Common Stock and NeuroRx Preferred Stock for the purpose of voting solely upon the NeuroRx Stockholder Approval (the “NeuroRx Stockholders Meeting”) as soon as reasonably practicable after the SEC Approval Date, provided that the NeuroRx Stockholders Meeting will occur no later than the date of the BRPA annual meeting. In connection therewith, NeuroRx has agreed to use reasonable best efforts to, as promptly as practicable, (A) establish the record date (which record date shall be mutually agreed with BRPA) for determining the NeuroRx stockholders entitled to provide such Written Consent or vote in such NeuroRx Stockholders Meeting, (B) cause the consent solicitation statement to be disseminated to the NeuroRx stockholders in compliance with applicable law and (C) solicit written consents or votes or proxies for use at the NeuroRx Stockholders Meeting, as applicable, from the NeuroRx stockholders to give the NeuroRx Stockholder Approval.

NeuroRx has agreed, acting through the NeuroRx board of directors, to recommend that the NeuroRx stockholders approve and adopt the Merger Agreement and the Transactions, including the Merger (the “NeuroRx Board Recommendation”) and shall include the NeuroRx Board Recommendation in the consent solicitation statement, subject to the NeuroRx board of director’s compliance with its fiduciary duties under applicable law. If the NeuroRx Stockholder Approval is obtained by written consent, then promptly following the receipt of the Written Consent, NeuroRx will prepare and deliver to its stockholders who have not consented the notice required by Section 228(e) of the DGCL.

Directors’ and Officers’ Indemnification and Liability Insurance

From and after the effective time of the Merger, BRPA and NeuroRx (as the surviving corporation in the Merger) have agreed to indemnify and hold harmless each present and former director and officer of BRPA,

NeuroRx and each of NeuroRx’s subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, assessment, arbitration or proceeding, in each case that is by or before any governmental entity, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time of the Merger, whether asserted or claimed prior to, at or after the effective time of the Merger, to the fullest extent that BRPA, NeuroRx or its subsidiaries, as the case may be, would have been permitted under applicable law and their certificates of incorporation or bylaws in effect on the date of the Merger Agreement to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable law).

BRPA has also agreed to maintain, or cause one or more of its subsidiaries to maintain in effect, for a period of six (6) years from the effective time of the Merger, directors’ and officers’ liability insurance covering those persons who are covered by BRPA’s, on the one hand, and NeuroRx’s or its subsidiaries’, on the other hand, current directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage, except that in no event shall BRPA or its subsidiaries be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by NeuroRx and its subsidiaries for such insurance policy for the year ended December 31, 2019; provided, however, that (i) BRPA may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the effective time of the Merger and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained hereunder shall be continued in respect of such claim until the final disposition thereof.

Additionally, prior to the Closing, BRPA will obtain directors’ and officers’ liability insurance that shall be effective as of Closing and will cover those persons who will be the directors and officers of BRPA and its subsidiaries (including the directors and officers of NeuroRx and its subsidiaries) at and after the Closing on terms not less favorable than the better of (i) the terms of the current directors’ and officers’ liability insurance in place for NeuroRx’s and its subsidiaries’ directors and officers and (ii) the terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on Nasdaq which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as BRPA and its subsidiaries (including NeuroRx and its subsidiaries).

Financing

If the BRPA board of directors determines it is reasonably necessary solely to meet Nasdaq listing standards or the SEC net tangible asset test (as determined in accordance with Rule 3a51-1(g)(1) under the Exchange Act), BRPA may, upon the written consent of NeuroRx (such consent not to be unreasonably withheld, conditioned, or delayed), arrange and obtain up to a maximum of Ten Million Dollars ($10,000,000) in financing from the sale of Common Stock at a price per share of no less than $10.00 (“Financing”). Such Financing may be made contingent upon Closing.

If BRPA elects to arrange and obtain Financing, upon reasonable advance notice to NeuroRx, NeuroRx shall (i) furnish, or cause to be furnished, to any Financing sources such information regarding NeuroRx as may be reasonably requested, (ii) cause NeuroRx’s management team, with appropriate seniority and expertise, to participate in meetings, presentations, due diligence sessions, drafting sessions, road shows and meetings with prospective Financing sources, (iii) prepare offering documents and other marketing materials of a type customarily used for the type of financing proposed and cooperate with marketing efforts for the Financing as reasonably requested, and (iv) execute and deliver definitive documents related to the Financing; provided, in each case in clauses (i) through (iv) above, that nothing shall require any efforts to the extent that such efforts would reasonably be expected to conflict with or violate any legal requirement, or result in the material contravention of, or result in a material violation or breach of, or material default under, any NeuroRx material contract.

As described in more detail elsewhere in this proxy statement / prospectus / consent solicitation statement, in connection with the Merger, on March 12, 2021, BRPA entered into Subscription Agreements with the Investors, pursuant to which BRPA will, substantially concurrently with and contingent upon the consummation of the Merger, issue an aggregate of 1,000,000 shares of Common Stock to the Investors at a price of $10.00 per share, for aggregate gross proceeds to BRPA of $10,000,000. See the sections titled “The Business Combination Proposal – Ancillary Agreements” and “The Nasdaq Proposals” for more information.

Other Covenants and Agreements. The Merger Agreement also contains additional covenants of the parties, including covenants generally providing for:

•

Each of BRPA and NeuroRx using its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger;

•	Confidentiality and publicity relating to the Merger Agreement and the transactions contemplated thereby;

•	NeuroRx and its affiliates agreeing not to engage in transactions involving securities of BRPA without BRPA’s prior consent;

•	NeuroRx waiving its rights to make claims against BRPA to collect from the trust fund established for the benefit of the holders of Public Shares for any monies that may be owed to them by BRPA;

•

Each of BRPA and NeuroRx providing the other with prompt written notice of any event, development or condition of which it obtains knowledge prior to the effective time of the Merger that (a) gives such party any reasonable basis to believe that any of the conditions to the obligations of the other party to consummate the Merger will not be satisfied; provided, however, that no such notice shall be deemed to cure breach of the Merger Agreement or (b) would require any amendment or supplement to the Registration Statement;

•

BRPA using its reasonable best efforts to keep the Common Stock listed for trading on Nasdaq through the Closing and to cause the Common Stock to be issued to the NeuroRx stockholders in connection with the Transactions (including the Earnout Shares) approved for listing on Nasdaq, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders;

•

NeuroRx causing each insider of NeuroRx or its subsidiaries to, at or prior to Closing (i) repay to NeuroRx any loan by NeuroRx to such insider and any other amount owed by such insider to NeuroRx; and (ii) cause any guaranty or similar arrangement pursuant to which NeuroRx has guaranteed the payment or performance of any obligations of such insider to a third party to be terminated;

•

BRPA causing to be adopted the 2021 Plan and to file with the SEC a registration statement on Form S-8 (or any successor or comparable form) relating to the Common Stock issuable pursuant to the 2021 Plan no later than sixty (60) days after the Form 8-K announcing the closing of the Transactions is filed;

•	Cooperation between NeuroRx and BRPA in obtaining any necessary third-party consents required to consummate the Merger;

•	BRPA entering into employment agreements with certain executives of NeuroRx;

•	NeuroRx terminating certain existing stockholders agreements;

•	BRPA disbursing the funds in its trust account at the Closing in accordance with a disbursement plan agreed by the parties; and

•

The BRPA board of directors or an appropriate committee thereof taking all such steps as may be required to adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Common Stock pursuant to the Merger Agreement by any officer or director of BRPA or any person who is expected to become a director or officer (as defined under Rule 16a-1(f) of the Exchange Act) of BRPA for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder will be an exempt transaction under such rules and regulations.

Conditions to Closing

Mutual Conditions

The consummation of the Transactions is conditioned upon the following, among other things:

•	receipt of the BRPA Stockholder Approval and the NeuroRx Stockholder Approval;

•	BRPA shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) under the Exchange Act);

•

all specified waiting periods under the HSR Act shall have expired, and no order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority or statute, rule or regulation that is in effect and prohibits or enjoins the consummation of the Transactions;

•

the Registration Statement, of which this proxy statement / prospectus / consent solicitation statement forms a part, shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC that remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending;

•	each ancillary agreement required to be executed by the Merger Agreement shall have been executed and delivered by the parties thereto; and

•

BRPA shall be and remain listed on Nasdaq and BRPA’s application to list the shares of Common Stock to be issued in connection with the Transactions (including the Earnout Shares) shall have been approved by Nasdaq, subject to official notice thereof and public holder requirements; and

•

the holders of Common Stock issued in BRPA’s initial public offering shall have had the opportunity to convert such shares into a pro rata portion of BRPA’s trust account in connection with the BRPA Stockholder Approval, and all such conversions shall have been completed.

The parties have not made a determination as to whether or not to waive the condition that BRPA shall be and remain listed on Nasdaq; any such determination would be expected to be made promptly following any delisting from Nasdaq.

Other Conditions to NeuroRx’s Obligations

The obligations of NeuroRx to consummate the Transactions are also conditioned upon, among other things:

•	the accuracy of the representations and warranties of BRPA (subject to certain bring-down standards);

•	performance in all material respects of the covenants of BRPA required by the Merger Agreement to be performed on or prior to the consummation of the Transactions;

•	no material adverse effect with respect to BRPA shall have occurred between the date of the Merger Agreement and the consummation of the Transactions;

•	BRPA being in compliance with the reporting requirements under the Securities Act and Exchange Act;

•	BRPA having delivered certain customary officer’s and secretary’s certificates;

•

NeuroRx having received an opinion from Tax Opinion Counsel (as defined in the Merger Agreement) that the Merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended;

•	the resignation of each officer and director of BRPA as of the Effective Time;

•	the adoption of an amended and restated certificate of incorporation of BRPA, in form and substance reasonably satisfactory to BRPA and NeuroRx;

•

BRPA shall have obtained approval from its stockholders to extend the deadline for BRPA to consummate its initial business combination from December 23, 2020 to April 23, 2021 (which has been obtained as of the date of this proxy statement / prospectus / consent solicitation statement); and

•	the outstanding loans to and borrowings by BRPA shall not exceed $2,708,213.36.

Other Conditions to BRPA’s and Merger Sub’s Obligations

The obligations of BRPA and Merger Sub to consummate the Transactions are also conditioned upon, among other things:

•	the accuracy of the representations and warranties of NeuroRx (subject to certain bring-down standards);

•	performance in all material respects of the covenants of NeuroRx required by the Merger Agreement to be performed on or prior to the consummation of the Transactions;

•	no material adverse effect with respect to NeuroRx shall have occurred between the date of the Merger Agreement and the consummation of the Transactions;

•	all outstanding loans or other indebtedness owed to NeuroRx by any insider shall have been repaid in full; and

•	NeuroRx having delivered certain customary officer’s and secretary’s certificates.

Waivers

Either BRPA or NeuroRx may waive any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement and waive compliance with any agreements or conditions for the benefit of itself or such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement. Notwithstanding the foregoing, pursuant to BRPA’s amended and restated certificate of incorporation, BRPA cannot consummate the proposed business combination if it has less than $5,000,001 of net tangible assets remaining upon consummation of the Transactions, after taking into account the holders of Public Shares that properly demanded that BRPA convert their Public Shares for their pro rata share of the trust account. Assuming the PIPE is consummated substantially simultaneously with the consummation of the Merger, BRPA is expected to meet the net tangible assets test even if all public stockholders exercise their conversion rights. See NeuroRx’s pro forma combined financial information included elsewhere in this proxy statement / prospectus / consent solicitation statement.

Termination

The Merger Agreement may be terminated at any time prior to the Closing as follows:

•	by mutual written consent of BRPA and NeuroRx;

•

by written notice from either BRPA or NeuroRx if the other party has breached any of its covenants or representations and warranties such that the party’s closing conditions would not be satisfied at the Closing (subject to a thirty-day cure period);

•	by written notice from either BRPA or NeuroRx if the transactions are not consummated on or before April 23, 2021;

•

by written notice from either BRPA or NeuroRx if a governmental entity shall have issued a final, non-appealable governmental order, rule or regulation permanently enjoining or prohibiting the consummation of the Merger;

•	by written notice from either BRPA or NeuroRx if either the BRPA Stockholder Approval or the NeuroRx Stockholder Approval is not obtained in the time periods described in the Merger Agreement;

•

by written notice from NeuroRx prior to obtaining the NeuroRx Stockholder Approval in order to enter into a definitive agreement with respect to a Superior Proposal, if NeuroRx’s board of directors determines in good faith, in consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law; or

•	by written notice from either BRPA or NeuroRx if the shares of Common Stock are delisted from Nasdaq.

In the event that NeuroRx terminates the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal, NeuroRx is obligated to pay to BRPA a termination fee in the amount of $10,000,000 within three (3) business days of the notice of such termination.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement / prospectus / consent solicitation statement.

Introduction

BRPA is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement / prospectus / consent solicitation statement.

BRPA is a blank check company incorporated in Delaware on September 18, 2017. BRPA was formed for the purpose of acquiring, through a merger, share exchange, asset acquisition, stock purchase, reorganization, recapitalization, or other similar business transaction, one or more operating businesses or entities. At March 31, 2021, BRPA had $5,968,035 in its trust account.

NeuroRx, together with its wholly owned subsidiary, NeuroRx 2015 LTD (Israel), is a clinical-stage small molecule pharmaceutical company which develops novel therapeutics for the treatment of central nervous system disorders and life-threatening pulmonary diseases.

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 combines the historical balance sheet of BRPA and the historical balance sheet of NeuroRx on a pro forma basis as if the Business Combination and the related transactions contemplated by the Merger Agreement, summarized below, had been consummated on March 31, 2021. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020, combines the historical statements of operations of BRPA and NeuroRx for such periods on a pro forma basis as if the Business Combination and the transactions contemplated by the Merger Agreement, summarized below, had been consummated on January 1, 2020, the beginning of the earliest period presented.

The pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of NRX Pharmaceuticals. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The historical financial information of BRPA was derived from the unaudited and audited financial statements of BRPA as of and for the three months ended March 31, 2021, and for the year ended December 31, 2020, which are included elsewhere in this proxy statement / prospectus / consent solicitation statement. The historical financial information of NeuroRx was derived from the unaudited and audited consolidated financial statements of NeuroRx as of and for the three months ended March 31, 2021, and fo the year ended December 31, 2020, which are included elsewhere in this proxy statement / prospectus / consent solicitation statement. This information should be read together with BRPA’s and NeuroRx’s unaudited and audited financial statements and related notes, and other financial information included elsewhere in this proxy statement / prospectus / consent solicitation statement.

Accounting for the Transactions

The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, BRPA will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of NeuroRx issuing stock for the net assets of BRPA, accompanied by a recapitalization. The net assets of BRPA will be stated at historical cost, with no goodwill or other intangible assets recorded.

NeuroRx has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the minimum and maximum redemption scenarios:

•	NeuroRx will have the largest single voting interest block in NRX Pharmaceuticals under the minimum redemption scenario and the maximum redemption scenario;

•	NeuroRx will have the ability to nominate the majority of the members of the board of directors of NRX Pharmaceuticals following the closing;

•	NeuroRx will hold executive management roles for NRX Pharmaceuticals and be responsible for the day-to-day operations of NRX Pharmaceuticals; and

•	The intended strategy of NRX Pharmaceuticals will continue NeuroRx’s current strategy of development of drug candidates.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of Common Stock:

•

Assuming Minimum Redemptions: This presentation assumes that no public stockholders of BRPA exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account.

•

Assuming Maximum Redemptions: This presentation assumes that stockholders holding 552,412 Public Shares will exercise their redemption rights for their pro rata share (approximately $10.00 per share) of the funds in the Trust Account. This scenario gives effect to Public Share redemptions for aggregate redemption payments of $5,524,120 using a $10.00 per share redemption price. The Merger Agreement includes as a condition to closing the Business Combination that, at the closing, BRPA will have a minimum of $5,000,001 of net tangible assets. Additionally, this presentation also contemplates that BRPA’s Initial Stockholders have agreed to waive their redemption rights with respect to their Founder Shares, Private Shares and Public Shares in connection with the completion of a Business Combination. This scenario includes all adjustments contained in the “minimum redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

Description of the Business Combination

Upon the closing of the Business Combination, BRPA will assume the name “NRX Pharmaceuticals, Inc.” The aggregate consideration for the Business Combination is estimated to be $500,000,000 and will be payable in the form of shares of Common Stock.

Shares transferred at closing (1)	50,000,000
Value per share (2)	$10.00

Total share consideration (1)(3)	$500,000,000

(1)

Amount excludes the issuance of 25,000,000 earn-out shares to certain shareholders of NeuroRx as a result of NRX Pharmaceuticals satisfying the performance conditions subsequent to closing of the Merger.

(2)	Share consideration is calculated using a $10.00 reference price. Actual total share consideration will be dependent on the value of Common Stock at closing of the Merger.
(3)	Amount excludes cash payments totaling $100,000,000 related to earn-out milestones as a result of NRX Pharmaceuticals satisfying the performance conditions subsequent to closing of the Merger.

Subject to certain conditions, an aggregate of 25,000,000 additional shares of Common Stock will be issued to NeuroRx pre-merger equity holders if, prior to December 31, 2022, (1) the NeuroRx COVID-19 Drug (i.e., ZYESAMI) receives emergency use authorization by the FDA and (2) the FDA accepts NeuroRx’s filing of its application to approve the NeuroRx COVID-19 Drug (i.e., ZYESAMI). In addition, subject to certain conditions, a $100,000,000 cash earn-out may be payable to NeuroRx pre-merger equity holders if, prior to December 31, 2022, either (1) FDA approval of the NeuroRx COVID-19 Drug (i.e., ZYESAMI) is obtained and the NeuroRx COVID-19 Drug (i.e., ZYESAMI) is listed in the FDA’s “Orange Book” or (2) FDA approval of the NeuroRx Antidepressant Drug Regimen (i.e., NRX-100/101) is obtained and the NeuroRx Antidepressant Drug Regimen is (i.e., NRX-100/101) listed in the FDA’s “Orange Book.”

NeuroRx continues to review the accounting and financial impact as a result of the Business Combination including the estimation of the fair value of the contingent consideration discussed above, the amounts of which are currently not included in the unaudited pro forma condensed combined financial information. The impact of such contingent consideration will affect earnings and could have a material effect on the unaudited pro forma condensed combined financial information.

The following summarizes the pro forma Common Stock outstanding under the two redemption scenarios (in thousands):

	Assuming Minimum Redemptions (Shares)%		Assuming Maximum Redemptions (Shares)%
NeuroRx Shareholders	50,000,000	93.1%	50,000,000	94.6%

Total NeuroRx Merger Shares	50,000,000	93.1%	50,000,000	94.6%

BRPA Public Shares	1,242,412	2.3%	690,000	1.3%
BRPA Founder and Private Shares	1,487,750	2.8%	1,187,750	2.2%

Total BRPA Shares	2,730,162	5.1%	1,877,750	3.6%

PIPE investors	1,000,000	1.9%	1,000,000	1.9%

Pro forma Common Stock at March 31, 2021	53,730,162	100.0%	52,877,750	100.0%

The two redemption scenarios exclude NeuroRx’s outstanding warrants and option awards. Pursuant to the Merger Agreement, 1,156,270 outstanding warrants will be canceled and such agreements terminated pursuant to the issuance of replacement warrants by BRPA. Further, pursuant to the Merger Agreement, 492,755 options will be canceled and such agreements terminated pursuant to the issuance of replacement options by BRPA. Replacement options will be subject to the same vesting schedule and forfeiture restrictions as the unvested NeuroRx options.

The following unaudited pro forma condensed combined balance sheet as of March 31, 2021 and the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020 are based on the historical financial statements of BRPA and NeuroRx. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF MARCH 31, 2021

	BRPA (Historical)	NeuroRx (Historical)	Transaction Accounting Adjustments (Assuming Minimum Redemption)		Pro Forma March 31, 2021 (Assuming Minimum Redemption)	Transaction Accounting Adjustments (Assuming Maximum Redemption)		Pro Forma Combined As Adjusted (Assuming Maximum Redemption)
ASSETS
Current assets:
Cash and cash equivalents	$232	$13,271,579	$5,968,035	A	$24,516,717	$(5,524,120)	J	$18,992,597
			10,000,000	B
			(1,883,608)	C
			(2,839,521)	E
Accounts receivable	—	—	—		—	—		—
Prepaid expenses and other current assets	59,492	290,090	—		349,582	—		349,582

Total current assets	59,724	13,561,669	11,244,906		24,866,299	(5,524,120)		19,342,179
Cash and marketable securities held in Trust Account	5,968,035	—	(5,968,035)	A	—	—		—
Other assets	—	10,438	—		10,438	—		10,438

Total assets	$6,027,759	$13,572,107	$5,276,871		$24,876,737	$(5,524,120)		$19,352,617

LIABILITIES AND STOCKHOLDERS EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$643,693	$4,382,711	$—		$5,026,404	$—		$5,026,404
Accrued settlement expense	—	—	—		—	—		—
Accrued clinical site costs	—	956,833	—		956,833	—		956,833
Accrued and other current liabilities	—	1,160,907	—		1,160,907	—		1,160,907
Dividends payable	—	7,589	(7,589)	H	—	—		—
Warrant liability	1,313,324	—	—		1,313,324	—		1,313,324
Notes payable	2,850,699	171,134	(2,839,521)	E	182,312	—		182,312

Total current liabilities	4,807,716	6,679,174	(2,847,110)		8,639,780	—		8,639,780
Notes payable	—	509,925	—		509,925	—		509,925

Total liabilities	4,807,716	7,189,099	(2,847,110)		9,149,705	—		9,149,705

Stockholders’ Equity (Deficit)
Preferred stock	—	2,371	(2,371)	H	—	—		—
Common stock	2,688	11,807	1,000	B	53,730	(300)	F	52,878
			200	D		(552)	J
			(875)	F
			717	G
			(11,807)	H
			50,000	H

	BRPA (Historical)	NeuroRx (Historical)	Transaction Accounting Adjustments (Assuming Minimum Redemption)		Pro Forma March 31, 2021 (Assuming Minimum Redemption)	Transaction Accounting Adjustments (Assuming Maximum Redemption)		Pro Forma Combined As Adjusted (Assuming Maximum Redemption)
Additional paid-in capital	2,831,088	122,037,424	9,999,000	B	132,225,504	300	F	126,702,236
			(1,000,000)	C		(5,523,568)	J
			(200)	D
			875	F
			(717)	G
			(28,233)	H
			(1,613,733)	I
Accumulated deficit	(1,613,733)	(115,668,594)	(883,608)	C	(116,552,202)	—		(116,552,202)
			1,613,733	I

Total stockholders’ equity (deficit)	1,220,043	6,383,008	8,123,981		15,727,032	(5,524,120)		10,202,912

Total liabilities and stockholders’ equity (deficit)	$6,027,759	$13,572,107	$5,276,871		$24,876,737	$(5,524,120)		$19,352,617

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2021

	BRPA (Historical)	NeuroRx (Historical)	Transaction Accounting Adjustments (Assuming Minimum Redemption)		Pro Forma Combined (Assuming Minimum Redemption)	Transaction Accounting Adjustments (Assuming Maximum Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
Operating expenses:
Research and development	$—	$2,908,705	$(27,664)	AA	$3,112,272	$—	$3,112,272
			231,231	AA
General and administrative	235,580	2,101,402	(344,034)	AA	2,270,299	—	2,270,299
			277,351	AA
Settlement expense	—	21,365,641	—		21,365,641	—	21,365,641
Reimbursement of expenses from Relief Therapeutics	—	(771,245)	—		(771,245)	—	(771,245)

Total operating expenses	235,580	25,604,503	136,884		25,976,967	—	25,976,967

Loss from operations	(235,580)	(25,604,503)	(136,884)		(25,976,967)	—	(25,976,967)

Other income (expenses):
Interest income	88	—	(88)	CC	—	—	—
Interest expense	—	(5,181)	—		(5,181)	—	(5,181)
Gain on extinguishment of debt	—	120,810	—		120,810	—	120,810
Change in fair value of warrant liability	(658,226)	—	—		(658,226)	—	(658,226)

Other income (expense)	(658,138)	115,629	(88)		(542,597)	—	(542,597)

Loss before income taxes	(893,718)	(25,488,874)	(136,972)		(26,519,564)	—	(26,519,564)
Provision for income taxes	—	—	—		—	—	—

Net loss	$(893,718)	$(25,488,874)	$(136,972)		$(26,519,564)	$—	$(26,519,564)

Net Loss per Share (Note 4):
Basic and diluted weighted average shares outstanding, Common stock subject to possible redemption	—
Basic and diluted net loss per share, Common stock subject to possible redemption	$—
Basic and diluted weighted average shares outstanding, Non-redeemable common stock	2,688,242	11,284,247			53,730,162		52,877,750
Basic and diluted net loss per share, Non-redeemable common stock	$(0.33)	$(2.26)			$(0.49)		$(0.50)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

	BRPA (Historical as Restated)	NeuroRx (Historical)	Transaction Accounting Adjustments (Assuming Minimum Redemption)		Pro Forma Combined (Assuming Minimum Redemption)	Transaction Accounting Adjustments (Assuming Maximum Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
Operating expenses:
Research and development	$—	$10,625,032	$(398,340)	AA	$11,151,615	$—	$11,151,615
			924,923	AA
General and administrative	907,406	11,435,658	(332,065)	AA	14,004,016	—	14,004,016
			1,109,409	AA
			883,608	BB
Settlement expense	—	39,486,139	—		39,486,139	—	39,486,139
Reimbursement of expenses from Relief Therapeutics	—	(10,160,421)	—		(10,160,421)	—	(10,160,421)

Total operating expenses	907,406	51,386,408	2,187,535		54,481,349	—	54,481,349

Loss from operations	(907,406)	(51,386,408)	(2,187,535)		(54,481,349)	—	(54,481,349)

Other income (expenses):
Forgiveness of debt	352,071	—	—		352,071	—	352,071
Interest income	138,764	—	(138,764)	CC	—	—	—
Interest expense	—	(56,695)	—		(56,695)	—	(56,695)
Change in fair value of warrant liability	(655,098)	—	—		(655,098)	—	(655,098)
Change in fair value of embedded put	—	(27,160)	—		(27,160)	—	(27,160)
Loss on conversion	—	(306,641)	—		(306,641)	—	(306,641)

Other income (expense)	(164,263)	(390,496)	(138,764)		(693,523)	—	(693,523)

Loss before income taxes	(1,071,669)	(51,776,904)	(2,326,299)		(55,174,872)	—	(55,174,872)
Provision for income taxes	(17,841)	—	—		(17,841)	—	(17,841)

Net loss	$(1,089,510)	$(51,776,904)	$(2,326,299)		$(55,192,713)	$—	$(55,192,713)

Net Loss per Share (Note 4):
Basic and diluted weighted average shares outstanding, Common stock subject to possible redemption	546,586
Basic and diluted net loss per share, Common stock subject to possible redemption	$—
Basic and diluted weighted average shares outstanding, Non-redeemable common stock	2,736,258	10,845,240			53,730,162		52,877,750
Basic and diluted net loss per share, Non-redeemable common stock	$(0.40)	$(4.77)			$(1.03)		$(1.04)

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, BRPA will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of NeuroRx issuing stock for the net assets of BRPA, accompanied by a recapitalization. The net assets of BRPA will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of NeuroRx.

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 assumes that the Business Combination occurred on March 31, 2021. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020 gives pro forma effect to the Business Combination as if it had been completed on January 1, 2020. These periods are presented on the basis of NeuroRx as the accounting acquirer.

The unaudited pro forma condensed combined balance sheet as of March 31, 2021 has been prepared using, and should be read in conjunction with, the following:

•	BRPA’s unaudited balance sheet as of March 31, 2021 and the related notes for the period ended March 31, 2021, included elsewhere in this proxy statement / prospectus / consent solicitation statement;

•

NeuroRx’s unaudited balance sheet as of March 31, 2021 and the related notes for the period ended March 31, 2021, included elsewhere in this proxy statement / prospectus / consent solicitation statement.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2021 has been prepared using, and should be read in conjunction with, the following:

•	BRPA’s unaudited statement of operations for the three months ended March 31, 2021 and the related notes, included elsewhere in this proxy statement / prospectus / consent solicitation statement; and

•	NeuroRx’s unaudited statement of operations for the three months ended March 31, 2021 and the related notes, included elsewhere in this proxy statement / prospectus / consent solicitation statement.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

•	BRPA’s audited statement of operations for the year ended December 31, 2020 and the related notes, included elsewhere in this proxy statement / prospectus / consent solicitation statement; and

•	NeuroRx’s audited statement of operations for the year ended December 31, 2020 and the related notes, included elsewhere in this proxy statement / prospectus / consent solicitation statement.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of Common Stock:

•

Assuming Minimum Redemptions: This presentation assumes that no public stockholders of BRPA exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account.

•

Assuming Maximum Redemptions: This presentation assumes that stockholders holding 552,412 Public Shares will exercise their redemption rights for their pro rata share (approximately $10.00 per share) of the funds in the Trust Account. This scenario gives effect to Public Share redemptions for aggregate redemption payments of $5,524,120 using a $10.00 per share redemption price. The Merger Agreement includes as a condition to closing the Business Combination that, at the closing, BRPA will have a minimum of $5,000,001 of net tangible assets. Additionally, this presentation also contemplates that BRPA’s Initial Stockholders have agreed to waive their redemption rights with respect to their Founder Shares, Private Shares and Public Shares in connection with the completion of a Business Combination. This scenario includes all adjustments contained in the “minimum redemptions” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that BRPA believes are reasonable under the circumstances. The unaudited condensed combined pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. BRPA believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of NRX Pharmaceuticals. The unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements and notes thereto of BRPA and NeuroRx.

2. Accounting Policies

Upon consummation of the Business Combination, NRX Pharmaceuticals will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of of NRX Pharmaceuticals. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). The Company has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

The pro forma condensed combined financial information does not include an income tax adjustment. Upon closing of the Business Combination, it is likely that NRX Pharmaceuticals will record a valuation allowance against the full value of U.S. and state deferred tax assets as the recoverability of the tax assets is uncertain. The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had NRX Pharmaceuticals filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted loss per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of NRX Pharmaceuticals’ shares outstanding, assuming the Business Combination occurred on January 1, 2020.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2021 are as follows:

A.	Reflects the reclassification of marketable securities held in the Trust Account at the balance sheet date that becomes available to fund the Business Combination.

B.

Represents the net proceeds of $10,000,000 from the private placement of 1,000,000 shares of BRPA Common Stock at $10.00 per share pursuant to certain subscription agreements entered into on March 12, 2021 with certain qualified institutional buyers and institutional accredited investors, none of which are affiliated with BRPA or NeuroRX. The PIPE financing is expected to close concurrently with, and contingent upon, the consummation of the Business Combination.

C.

Represents preliminary estimated transaction costs, inclusive of advisory, banking, printing, legal and accounting fees, that are expensed as part of the Business Combination. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash. The costs expensed through accumulated deficit are included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 as discussed below.

D.	Represents issuance of 200,000 shares of Common Stock to EBC pursuant to the BCMA Amendment Agreement.

E.	Represents repayment of BRPA’s outstanding notes payable.

F.	Represents forfeiture of 875,000 and 1,175,000 Founder Shares under the assumed minimum and maximum redemption scenarios, respectively.

G.	Represents issuance of 690,000 and 27,250 shares of BRPA common stock pursuant to outstanding Public and Private Rights, respectively.

H.	Represents recapitalization of NeuroRx’s outstanding equity and the issuance of 50,000,000 shares of Common Stock to NeuroRx shareholders as consideration for the reverse recapitalization.

I.	Reflects the reclassification of BRPA’s historical accumulated deficit.

J.

Reflects the maximum redemption of 552,412 BRPA Public Shares for aggregate redemption payments of $5,524,120 allocated to common stock and additional paid-in capital using par value $0.001 per share and a redemption price of $10.00 per share. This adjustment is recorded after consideration of the $5,000,001 minimum net tangible assets requirement for BRPA.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020 are as follows:

AA.

Reflects elimination of historical stock-based compensation expense related to canceled NeuroRx option awards and the recognition of postcombination expense related to replacement option awards issued.

BB.

Reflects the accrual of additional transaction costs incurred subsequent to March 31, 2021. These costs are in addition to transaction costs incurred by BRPA and NeuroRX previously recognized in the respective historical statement of operations for the three months ended March 31, 2021 and for the year ended December 31, 2020. Additional transaction costs are reflected as if incurred on January 1, 2020, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined statement of operations.

CC.	Reflects elimination of investment income on the Trust Account.

4. Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020. As the Business Combination and related equity transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entirety of all periods presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption into cash of Common Stock for the three months ended March 31, 2021 and for the year ended December 31, 2020:

	For the Three Months Ended March 31, 2021		For the Year Ended December 31, 2020
	Assuming Minimum Redemptions	Assuming Maximum Redemptions	Assuming Minimum Redemptions	Assuming Maximum Redemptions
Pro forma net loss	$(26,519,564)	(26,519,564)	$(55,192,713)	(55,192,713)
Weighted average shares outstanding of common stock	53,730,162	52,877,750	53,730,162	52,877,750
Net loss per share (basic and diluted) (1)	$(0.49)	$(0.50)	$(1.03)	$(1.04)

(1)

As the combined company had a net loss on a pro forma combined basis, contingent earnout shares, warrants, and outstanding stock options had no impact to diluted net loss per share as they are considered anti-dilutive.

PROPOSAL NO. 2—THE CHARTER PROPOSALS

Overview

BRPA stockholders are being asked to adopt the Proposed Charter in the form attached hereto as Annex B, which, in the judgment of the BRPA Board, is necessary to adequately address the needs of NRX Pharmaceuticals.

The following is a summary of the key changes effected by the Proposed Charter, but this summary is qualified in its entirety by reference to the full text of the Proposed Charter, a copy of which is included as Annex B:

•	Name—change the name of BRPA from “Big Rock Partners Acquisition Corp.” to “NRX Pharmaceuticals, Inc.”

•	Authorized Shares—increases the number of authorized shares of common stock from 100,000,000 to 500,000,000 and the number of authorized shares of preferred stock from 1,000,000 to 50,000,000;

•

Required Vote to Amend the Charter—require an affirmative vote of holders of at least two-thirds (66 2/3%) of the voting power of all of the then outstanding shares of voting stock of NRX Pharmaceuticals, voting together as a single class, to amend, alter, repeal or rescind certain provisions of the Proposed Charter relating to the authorization and issuance of preferred stock, the board of directors, stockholder actions, liability of directors, indemnification of directors and officers, forum selection and amendments to the Proposed Charter;

•

Required Vote to Amend the Bylaws—require an affirmative vote of holders of at least two-thirds (66 2/3%) of the voting power of all of the then outstanding shares of voting stock of NRX Pharmaceuticals entitled to vote generally in an election of directors to adopt, amend, alter or repeal or rescind the Proposed Bylaws;

•

Director Removal—provide for the removal of directors with cause only by stockholders voting at least three-quarters (75%) of the voting power of all of the then outstanding shares of voting stock of NRX Pharmaceuticals entitled to vote at an election of directors;

•	Removal of Blank Check Company Provisions—eliminate various provisions applicable only to blank check companies.

Reasons for the Amendments

Each of these amendments was negotiated as part of the Business Combination. The BRPA Board’s reasons for proposing each of these amendments to its existing certificate of incorporation (the “Existing Charter”) is set forth below.

Authorized Shares

The charter amendment to increase the number of authorized shares discussed above was negotiated as part of the Business Combination. The BRPA Board believes the increase in authorized shares is necessary in order for BRPA to have sufficient authorized capital stock to issue pursuant to the Merger Agreement and the transactions contemplated thereby, including the issuance of the Earnout Shares and the reservation of shares pursuant to the Plan. The BRPA Board also believes that it is important for NRX Pharmaceuticals to have available for issuance a number of authorized shares of common stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, as part of financing for future growth acquisitions). The shares of Common Stock to be authorized would be issuable as consideration for the Business Combination and the other transactions contemplated by in this proxy statement / prospectus / consent solicitation statement, and for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans.

Required Vote to Amend the Charter

At present, our Existing Charter may only be amended with the approval of a majority of the BRPA Board and the holders of a majority of our outstanding shares (subject to (i) certain supermajority stockholder approval requirements with respect to our redemption provisions and (ii) changes altering or changing the powers, preferences or relative, participating, optional or other or special rights of the Founder Shares require the vote or written consent of the holders of a majority of the Founder Shares). We are proposing to amend this provision to require an affirmative vote of holders of at least two-thirds (66-2/3%) of the voting power of all of the then outstanding shares of voting stock of NRX Pharmaceuticals, voting together as a single class, to amend, alter, repeal or rescind certain provisions of the Proposed Charter relating to the authorization and issuance of preferred stock, the board of directors, stockholder actions, liability of directors, indemnification of directors and officers, forum selection and amendments to the Proposed Charter. We believe that supermajority voting requirements proposed herein are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the BRPA Board was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of NRX Pharmaceuticals. We further believe that going forward, a supermajority voting requirement encourages the person seeking control of NRX Pharmaceuticals to negotiate with the Board to reach terms that are appropriate for all stockholders.

Required Vote to Amend the Bylaws

At present, our Existing Charter provides that our bylaws may be amended by the affirmative vote of the holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. We are proposing to amend this provision to require an affirmative vote of holders of at least two-thirds (66-2/3%) of the voting power of all of the then outstanding shares of voting stock of NRX Pharmaceuticals entitled to vote generally in an election of directors to adopt, amend, alter or repeal or rescind the Proposed Bylaws. The ability of the majority of the Board to amend the Proposed Bylaws would remain unchanged. We believe that supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the BRPA Board was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of NRX Pharmaceuticals. We further believe that going forward, a supermajority voting requirement encourages the person seeking control of NRX Pharmaceuticals to negotiate with the Board to reach terms that are appropriate for all stockholders.

Director Removal

At present, our Existing Charter provides that directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class. We are proposing to amend this provision to allow for the removal of directors with cause only by stockholders voting at least three-quarters (75%) of the voting power of all of the then outstanding shares of voting stock of NRX Pharmaceuticals entitled to vote at an election of directors. We believe that supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the BRPA Board was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of NRX Pharmaceuticals. We further believe that going forward, a supermajority voting requirement encourages the person seeking control of NRX Pharmaceuticals to negotiate with the Board to reach terms that are appropriate for all stockholders.

Removal of Blank Check Company Provisions

Our Existing Charter contains various provisions applicable only to blank check companies. This amendment eliminates certain provisions related to our status as a blank check company, which is desirable because these provisions will serve no purpose following the Business Combination. For example, these proposed amendments remove the requirement to dissolve NRX Pharmaceuticals and allow it to continue as a corporate entity with perpetual existence following consummation of the Business Combination. Perpetual existence is the usual period of existence for corporations and we believe it is the most appropriate period for NRX Pharmaceuticals following the Business Combination. In addition, certain other provisions in our Existing Charter require that proceeds from the BRPA IPO be held in the trust account until a business combination or liquidation has occurred. These provisions cease to apply once the Business Combination is consummated.

Vote Required for Approval

The approval of each of the charter proposals will require the affirmative vote of the holders of a majority of the issued and outstanding Common Stock on the record date. Abstentions will have the same effect as a vote “AGAINST” the charter proposals. The charter proposal to change the name of BRPA from “Big Rock Partners Acquisition Corp.” to “NRX Pharmaceuticals, Inc.” is a routine proposal and, accordingly, your broker, bank or nominee may vote your shares with respect to such proposal without receiving voting instructions. Consequently, there should be no broker non-votes with respect to the charter proposal to change the name of BRPA to “NRX Pharmaceuticals, Inc.” Each other charter proposal is considered a non-routine proposal, and, accordingly, brokers are not entitled to vote on those proposals without receiving voting instructions, and broker non-votes will have the same effect as a vote “AGAINST” such proposals.

If the business combination proposal is not approved, the charter proposals will not be presented at the annual meeting. The Business Combination is conditioned upon the approval of each of the charter proposals, subject to the terms of the Merger Agreement. Notwithstanding the approval of the charter proposals, if the Business Combination is not consummated for any reason, the actions contemplated by the charter proposals will not be effected. Accordingly, by approval of each of the charter proposals, BRPA stockholders are authorizing the BRPA Board to abandon the charter proposals in the event the Business Combination is not consummated.

A copy of the Proposed Charter, as will be in effect assuming approval of each of the charter proposals and upon consummation of the Business Combination and filing with the Secretary of State of the State of Delaware, is attached to this proxy statement / prospectus / consent solicitation statement as Annex B.

The holders of insider shares and each officer and director of BRPA have indicated that they intend to vote their shares of Common Stock in favor of each of the charter proposals.

Recommendation of the Board of Directors

THE BRPA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE BRPA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE CHARTER PROPOSALS.

PROPOSAL NO. 3—THE BYLAWS PROPOSAL

Overview

BRPA stockholders are being asked to adopt the Proposed Bylaws in the form attached hereto as Annex C, which, in the judgment of the BRPA Board, is necessary to adequately address the needs of NRX Pharmaceuticals.

The proposed amendments to the Bylaws would, among other things, no longer require the affirmative vote of the holders of at least 66.7% of the issued and outstanding capital stock of BRPA to amend certain provision of the Proposed Bylaws. As a result, the board of directors of NRX Pharmaceuticals be expressly empowered to adopt, amend or repeal the bylaws of NRX Pharmaceuticals.

Reasons for the Amendments

At present, BRPA’s existing Bylaws provide that certain provisions of our bylaws relating to indemnification may be amended only by the affirmative vote of 66.7% of the issued and outstanding capital stock of BRPA on the record date. We are proposing to amend our existing Bylaws to provide that the board of directors of NRX Pharmaceuticals be expressly empowered to adopt, amend or repeal the bylaws of NRX Pharmaceuticals, which will provide the board of NRX Pharmaceuticals the ability to adequately address its needs.

Vote Required for Approval

The approval of the bylaws proposal will require the affirmative vote of the holders of at least 66.7% of the issued and outstanding capital stock of BRPA on the record date. Abstentions will have the same effect as a vote “against” the bylaws proposal. Brokers are not entitled to vote on the bylaws proposal absent voting instructions from the beneficial holder and, consequently, broker non-votes will have the same effect as a vote “against” the bylaws proposal.

If the business combination proposal is not approved, the bylaws proposal will not be presented at the annual meeting. Notwithstanding the approval of the bylaws proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the bylaws proposal will not be effected. Accordingly, by approval of the bylaws proposal, BRPA stockholders are authorizing the BRPA Board to abandon the bylaws proposal in the event the Business Combination is not consummated.

A copy of the Proposed Bylaws, as will be in effect assuming approval of the bylaws proposals and upon consummation of the Business Combination, is attached to this proxy statement / prospectus / consent solicitation statement as Annex C.

The holders of insider shares and each officer and director of BRPA have indicated that they intend to vote their shares of Common Stock in favor of the Bylaws Proposal.

Recommendation of the Board of Directors

THE BRPA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE BRPA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BYLAWS PROPOSAL.

PROPOSAL NO. 4—THE NASDAQ PROPOSALS

Overview

In connection with the Business Combination, we intend to effect the issuance of an aggregate of 75,200,000 shares of Common Stock to the holders of NeuroRx’s capital stock and to EBC pursuant to the Merger Agreement and an aggregate of 1,000,000 shares of Common Stock to the Investors pursuant to the Subscription Agreements.

The terms of the Merger Agreement are complex and only summarized above. For further information, please see the full text of the Merger Agreement, which is attached as Annex A hereto, and the full text of the form of Subscription Agreement, which is attached as Exhibit 10.23 hereto. The discussion herein is qualified in its entirety by reference to the Merger Agreement and form of Subscription Agreement.

Why BRPA Needs Stockholder Approval

We are seeking stockholder approval in order to comply with Nasdaq Listing Rules 5635(a), (b) and (d).

Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of common stock or other securities convertible into or exercisable for common stock, in connection with the acquisition of the stock or assets of another company, if such securities are not issued in a public offering for cash and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities, or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of such securities.

Under Nasdaq Listing Rule 5635(b), stockholder approval is required where the issuance of securities will result in a change of control.

Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement (such minimum price, the “Market Price”), if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

The maximum aggregate number of shares of Common Stock issuable pursuant to the Merger Agreement, the PIPE and to GEM upon any further exercise by GEM of the GEM Warrant represents greater than 20% of the number of shares of Common Stock before such issuance and will result in a change of control of BRPA. As a result, stockholder approval of the issuance of shares of Common Stock issuable pursuant to the Merger Agreement, PIPE, and GEM Warrant is required under Nasdaq rules.

Vote Required for Approval

The approval of each of the Nasdaq proposals requires the majority of the votes cast by the stockholders present in person (which would include presence at the virtual meeting) or represented by proxy at the annual meeting. Abstentions and broker non-votes are not considered “votes cast” and accordingly will have no outcome on the vote.

If the business combination proposal is not approved, the Nasdaq proposals will not be presented at the annual meeting. The Business Combination is conditioned upon the approval of each of the Nasdaq proposals, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Nasdaq proposals, if the Business Combination is not consummated for any reason, the actions contemplated by the Nasdaq proposals will not be effected.

The holders of insider shares and each officer and director of BRPA have indicated that they intend to vote their shares of Common Stock in favor of each of the Nasdaq proposals.

Recommendation of the Board of Directors

THE BRPA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE BRPA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE NASDAQ PROPOSALS.

PROPOSAL NO. 5—THE DIRECTOR PROPOSAL

Overview

BRPA’s stockholders are being asked to elect six (6) directors to the board, effective upon the closing of the Business Combination, with each Class I director having a term that expires at NRX Pharmaceuticals’ annual meeting of stockholders in 2021, each Class II director having a term that expires at NRX Pharmaceuticals’ annual meeting of stockholders in 2022 and each Class III director having a term that expires at NRX Pharmaceuticals’ annual meeting of stockholders in 2023, or, in each case, until their respective successors are duly elected and qualified, or until their earlier resignation, removal or death. The election of these directors is contingent upon approval of the business combination proposal.

The BRPA Board has nominated Chaim Hurvitz and Dan Troy to serve as the Class I directors, Sherry Glied and Aaron Gorovitz to serve as the Class II directors and Patrick Flynn and Jonathan Javitt to serve as the Class III directors. The following sets forth information regarding each nominee:

Director Nominees

Jonathan C. Javitt, MD, MPH has served as Chairman of the Board and the Chief Executive Officer of NeuroRx since its founding in 2015.Prior to starting NeuroRx, he participated in leading drug and medical device development and commercialization projects for Allergan, Alcon, Eyetech, Merck, Novartis, Pfizer, and Pharmacia. He has played leadership roles in seven successful healthcare IT and biopharma start-up companies. He was appointed to healthcare leadership roles under Presidents Reagan, George H.W. Bush, Clinton and George W. Bush. During the Reagan and Bush ’41 administrations, he was designated as an Expert Consultant to the Department of Health and Human Services. President Clinton designated him as a Special Government Employee of the White House Executive Office of the President to serve on the 1993 Health Reform Task Force. Under President George W. Bush, he was commissioned to lead the Healthcare Committee of the President’s Information Technology Advisory Committee and to serve as a Special Employee of the Undersecretary of Defense. Dr. Javitt has published more than 200 scientific works in the areas of health outcomes and pharmacoeconomics that have been cited more than 25,000 times. Dr. Javitt holds an AB with Honors from Princeton University, a Doctor of Medicine from Cornell University and a Masters of Public Health from the Harvard Chan School of Public Health. In 2015, he was designated an Alumnus of Merit, the highest honor bestowed by Harvard University to graduates of the School of Public Health. He continues to serve as an adjunct Professor of Ophthalmology at Johns Hopkins School of Medicine and as a Senior Fellow of the Potomac Institute for Policy Studies. We believe Dr. Javitt’s extensive experience leading NeuroRx and in the pharmaceutical industry will make him a valuable member of the board of directors.

Sherry A. Glied, Ph.D., has served as a member of NeuroRx’s board of directors since December 2015. She has served as the Dean of New York University’s Robert F. Wagner Graduate School of Public Service since August 2013. From 1989 to August 2013, Dr. Glied was the Professor of Health Policy and Management at Columbia University’s Mailman School of Public Health, where she served as the Chair of the Department of Health Policy and Management from 1998 to 2009. In June 2010, Dr. Glied was confirmed by the U.S. Senate as Assistant Secretary for Planning and Evaluation at the Department of Health and Human Services, serving in that capacity from July 2010 through August 2012. She has previously also served as Assistant Secretary of Health under President Obama and as a member of the President’s Council of Economic Advisors under President Bush. She is one of the world’s leading experts on Mental Health Policy. She has been elected to the Institute of Medicine of the National Academy of Sciences, the National Academy of Social Insurance, and the Board of Academy Health, and has been a member of the Congressional Budget Office’s Panel of Health Advisers and a research associate of the National Bureau of Economic Research. She is co-editor, with Peter C. Smith, of The Oxford Handbook of Health Economics, which was published by the Oxford University Press in 2011. Dr. Glied holds a B.A. in Economics from Yale University, a Master’s degree in Economics from the University of Toronto and a Ph.D. in Economics from Harvard University. Dr. Glied’s vast experience in public health, and in particular in Mental Health Policy, make her well qualified to serve on our board of directors.

Daniel Troy has served as a member of the NeuroRx board of directors since 2018. Mr. Troy is Chief Business and Administrative Officer and General Counsel of Valo Health. He served as General Counsel of GlaxoSmithKline from 2008 until 2018. Previously, he was a partner in the FDA practice at Sidley Austin. In 2001, he was appointed by President Bush to serve as Chief Counsel for the US Food and Drug Administration, where he was a primary liaison to the White House and the US Department of Health and Human Services. From 2006 to 2007, Mr. Troy chaired the American Bar Association’s Section of Administrative Law and was an adjunct scholar at the American Enterprise Institute in Washington, DC. Prior to entering federal service, he practiced constitutional, administrative, and appellate law at Wiley Rein and Fielding, served in the Office of Legal Counsel at the US Department of Justice, and clerked for DC Circuit Judge Robert H. Bork. Mr. Troy has a Bachelor of Science from the Cornell University and a Juris Doctor from Columbia Law School, where he was a Kent and Stone Scholar. We believe Mr. Troy’s extensive experience with the FDA and in the pharmaceutical industry will make him a valuable member of the board of directors.

Aaron Gorovitz has served as a member of the NeuroRx board of directors since 2016. He is a partner and General Counsel of the AHG Group. In addition to his 25 years of legal experience in complex commercial transactions, he has considerable involvement in early-stage biotechnology and health information technology companies. Mr. Gorovitz has a BA from Muhlenberg College and a Juris Doctor from George Washington University Law School. We believe Mr. Gorovitz’s extensive experience in transactional law and corporate governance will make him a valuable member of the board of directors.

Patrick Flynn has served as a member of the NeuroRx board of directors since 2017. Mr. Flynn is an entrepreneur with more than 35 years of senior executive experience. He has provided leadership to numerous successful organizations including start-ups and growth-stage companies and has served in a variety of roles, including Executive Chairman, board member, CEO, COO, CFO and advisor. Mr. Flynn currently serves as the COO of Good Measures where he is responsible for the day-to-day operations of the company’s innovative approach to healthcare and nutrition services. Prior to joining Good Measures, Mr. Flynn was the co-founder of Predilytics, Inc. and served as Executive Chairman. Before joining Predilytics, Mr. Flynn contributed his expertise as COO and then as CEO to Health Dialog, where he helped build the business from an early-stage healthcare services organization to one of the world’s leading providers of healthcare analytics, healthcare services and decision support. Prior to this role, Flynn was a co-founder of Symmetrix, a management consulting firm specializing in healthcare and financial services. Mr. Flynn began his career with Bank of America where he held several positions over the course of 15 years, including Vice President of World Banking and Vice President of Risk Management. Mr. Flynn earned his BS in Finance from the Wharton School at the University of Pennsylvania. We believe Mr. Flynn’s extensive finance and corporate management experience in the healthcare industry will make him a valuable member of the board of directors.

Chaim Hurvitz has served as a member of the NeuroRx board of directors since May 2015. Mr. Hurvitz has served as the Chief Executive Officer of CH Health, a private venture capital firm, since May 2011. Mr. Hurvitz previously served as a member of the board of directors of Teva Pharmaceuticals Industries Ltd. from October 2010 to July 2014. Previously, he was a member of the senior management of Teva Pharmaceuticals Industries Ltd., serving as the President of Teva International Group from 2002 until 2010, as President and Chief Executive Officer of Teva Pharmaceuticals Europe from 1992 to 1999 and as Vice President — Israeli Pharmaceutical Sales from 1999 until 2002. Mr. Hurvitz is a founding investor and a director of Galmed Pharmaceuticals Ltd. Mr. Hurvitz presently serves as a member of the management of the Manufacturers Association of Israel and head of its pharmaceutical branch. Mr. Hurvitz holds a B.A. from Tel Aviv University. We believe Mr. Hurvitz’s extensive experience in the pharmaceutical industry will make him a valuable member of the board of directors.

Vote Required for Approval

The election of directors requires a plurality of the votes cast. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” will be elected as directors (even if they receive less than a majority of the votes cast). Consequently, because this is an uncontested election, any director nominee who receives at least one vote “FOR” will be elected as a director. Abstentions will have no effect on the director proposal because an abstention is not a vote cast with respect to the proposal. Brokers are not entitled to vote on the director proposal absent voting instructions from the beneficial holder because the director proposal is considered “non-routine.” Consequently, broker non-votes will have no effect with respect to the director proposal.

The Business Combination is not conditioned upon the approval of the director proposal. Notwithstanding the approval of each of the six (6) director nominees to the Board in the director proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the director proposal will not be effected.

The holders of insider shares and each officer and director of BRPA have indicated that they intend to vote their shares of Common Stock in favor of the director proposal.

Recommendation of the Board of Directors

THE BRPA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE BRPA STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE SIX (6) DIRECTOR NOMINEES TO THE BOARD OF DIRECTORS IN THE DIRECTOR PROPOSAL.

PROPOSAL NO. 6—THE PLAN PROPOSAL

Overview

The BRPA Board expects to approve NRX Pharmaceuticals, Inc. 2021 Omnibus Incentive Plan (the “Incentive Plan”) and adopt the Incentive Plan, effective as of the closing of the Business Combination, subject to the approval of our stockholders. The Incentive Plan will provide for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock or cash-based awards. Directors, officers and other employees of NRX Pharmaceuticals and its subsidiaries, as well as others performing consulting or advisory services for BRPA, will be eligible for grants under the Incentive Plan. BRPA anticipates that the initial share reserve to be authorized under the Incentive Plan should be sufficient for multiple years of future awards. We are seeking stockholder approval of the Incentive Plan (i) in order for incentive stock options to meet the requirements of the Code and (ii) in order to comply with Nasdaq Listing Rules.

The purpose of the Incentive Plan is to enhance NRX Pharmaceuticals’ ability to attract, retain and motivate persons who make (or are expected to make) important contributions to NRX Pharmaceuticals by providing these individuals with equity ownership opportunities. We believe that the Incentive Plan is essential to our success. Equity awards are intended to motivate high levels of performance and align the interests of our directors, employees and consultants with those of our stockholders by giving directors, employees and consultants an equity stake in NRX Pharmaceuticals and providing a means of recognizing their contributions to the success of NRX Pharmaceuticals. The BRPA Board and management believe that equity awards are necessary to remain competitive in our industry and are essential to recruiting and retaining the highly qualified employees who help NRX Pharmaceuticals meet its goals.

If approved by our stockholders, the Incentive Plan will become effective upon the consummation of the Business Combination.

Summary of the Incentive Plan

Our board of directors and stockholders plan to adopt the Incentive Plan to become effective upon the closing date of the initial business combination. The following is a summary of certain terms and conditions of the Incentive Plan. This summary is qualified in its entirety by reference to the Incentive Plan attached as an exhibit to this proxy statement / prospectus / consent solicitation. You are encouraged to read the full Incentive Plan.

Administration. Our board of directors (or subcommittee thereof) will administer the Incentive Plan. The board of directors will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under the Incentive Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Incentive Plan. The board of directors will have full discretion to administer and interpret the Incentive Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised, including, without limitation, upon attainment of performance conditions.

Eligibility. Any (i) individual employed by NRX Pharmaceuticals (together with its subsidiaries and any and all successor entities) or an affiliate, (ii) director or officer of NRX Pharmaceuticals or an affiliate, (iii) consultant or advisor to NRX Pharmaceuticals or an affiliate who may be offered securities registrable on Form S-8 under the Securities Act or (iv) prospective employee, director, officer, consultant or advisor who has accepted an offer of employment or service from NRX Pharmaceuticals or an affiliate who, in each case, is selected by the board of directors will be eligible for awards under the Incentive Plan. Except as otherwise required by applicable law or regulation or stock exchange rules, the board of directors will have the sole and complete authority to determine who will be granted an award under the Incentive Plan.

Number of Shares Authorized. The Incentive Plan provides for an aggregate of 5,373,049 shares of our Common Stock. In addition, the number of shares of our Common Stock reserved for issuance under the Incentive Plan will automatically increase commencing on fiscal year 2022 and ending on (and including), fiscal year 2031, in an amount equal to 1% of the total number of shares of our Common Stock outstanding as of before the date of each automatic increase, or a lesser number of shares determined by our board of directors. No more than 2,500,000 shares of our Common Stock may be issued with respect to incentive stock options under the Incentive Plan. The maximum grant date fair value of cash and equity awards that may be awarded to a non-employee director under the Incentive Plan during any one fiscal year, taken together with any cash fees paid to such non-employee director during such fiscal year, will be $750,000. Shares of our Common Stock subject to awards are generally unavailable for future grant. If any award granted under the Incentive Plan expires, terminates, is canceled or forfeited without being settled or exercised, or if a stock appreciation right is settled in cash or otherwise without the issuance of shares, shares of our Common Stock subject to such award will again be made available for future grants. In addition, if any shares are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, such shares will again be available for grants under the Incentive Plan.

Change in Capitalization. If there is a change in our capitalization in the event of a stock or extraordinary cash dividend, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of our Common Stock or other relevant change in capitalization or applicable law or circumstances, such that the board of directors determines that an adjustment to the terms of the Incentive Plan (or awards thereunder) is necessary or appropriate, then the board of directors may make adjustments in a manner that it deems equitable. Such adjustments may be to the number of shares reserved for issuance under the Incentive Plan, the number of shares covered by awards then outstanding under the Incentive Plan, the limitations on awards under the Incentive Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

Awards Available for Grant. The board of directors may grant awards of non-qualified stock options, incentive (qualified) stock options, stock appreciation rights (“SARs”), restricted stock awards, restricted stock units, other stock-based awards, performance compensation awards (including cash bonus awards), other cash-based awards or any combination of the foregoing. Awards may be granted under the Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by a company or other entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock (which are referred to herein as “Substitute Awards”; provided, however, that in no event shall the term “Substitute Award” be construed to refer to an award made in connection with the cancellation and repricing of an option or SAR).

Stock Options. The board of directors will be authorized to grant options to purchase shares of our Common Stock that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. All options granted under the Incentive Plan shall be non-qualified unless the applicable award agreement expressly states that the option is intended to be an “incentive stock option.” Options granted under the Incentive Plan will be subject to the terms and conditions established by the board of directors. Under the terms of the Incentive Plan, the exercise price of the options will not be less than the fair market value of our Common Stock at the time of grant (except with respect to Substitute Awards. In addition, the exercise price for incentive stock options granted to 10% stockholders will be at least 110% of the fair market value of our Common Stock at the time of grant). Options granted under the Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the board of directors and specified in the applicable award agreement. The maximum term of an option granted under the Incentive Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder), provided that, if the term of a non-qualified option would expire at a time when trading in the shares of our Common Stock is prohibited by NRX Pharmaceuticals’ insider trading policy, the option’s term shall be automatically extended until the 30th day following the expiration of such prohibition (as long as such extension shall not violate Section 409A of the Code). Payment in respect of the exercise of an option may be made in cash, by check, by cash equivalent, or by such other method as the board of directors may permit in its sole discretion, including: (i) in other property (including previously owned shares; provided that such shares are not subject to any pledge or other security interest) having a fair market value equal to the exercise price and all applicable required withholding taxes, (ii) if there is a public market for the shares of our Common Stock at such time, by means of a broker-assisted cashless exercise mechanism or (iii) by means of a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option that are needed to pay the exercise price and all applicable required withholding taxes. Any fractional shares of Common Stock will be settled in cash.

Stock Appreciation Rights. The board of directors will be authorized to award SARs under the Incentive Plan. SARs will be subject to the terms and conditions established by the board of directors. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. Except as otherwise provided by the board of directors (in the case of Substitute Awards), the exercise or hurdle price per share of our Common Stock for each SAR shall not be less than 100% of the fair market value of such share, determined as of the date of grant. The remaining terms of the SARs shall be established by the board of directors and reflected in the award agreement.

Restricted Stock. The board of directors will be authorized to grant restricted stock under the Incentive Plan, which will be subject to the terms and conditions established by the board of directors. Restricted stock is Common Stock that generally is non-transferable and is subject to other restrictions determined by the board of directors for a specified period. To the extent provided in an award agreement, the holder of outstanding restricted stock shall be entitled to be credited with dividend payments upon the payment by us of dividends on shares of our Common Stock, either in cash (at the sole discretion of the board of directors) or in shares of our Common Stock (or a combination of cash and shares) having a fair market value (on the date of distribution) equal to the amount of such dividends, upon the release of restrictions on the restricted stock.

Restricted Stock Unit Awards. The board of directors will be authorized to award restricted stock unit awards, which will be subject to the terms and conditions established by the board of directors. A restricted stock unit award, once vested, may be settled in common shares equal to the number of units earned, or in cash equal to the fair market value of the number of vested shares, at the election of the board of directors. Restricted stock units may be settled at the expiration of the period over which the units are to be earned or at a later date selected by the board of directors. To the extent provided in an award agreement, the holder of outstanding restricted stock units shall be entitled to be credited with dividend equivalent payments upon the payment by us of dividends on shares of our Common Stock, either in cash (at the sole discretion of the board of directors) or in shares of our Common Stock (or a combination of cash and shares) having a fair market value (on the date of distribution) equal to the amount of such dividends, upon the release of restrictions on the restricted stock units.

Other Stock-Based Awards. The board of directors will be authorized to grant awards of unrestricted shares of our Common Stock, rights to receive grants of awards at a future date or other awards denominated in shares of our Common Stock under such terms and conditions as the board of directors may determine and as set forth in the applicable award agreement.

Nontransferability. Each award may be exercised during the participant’s lifetime by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative. No award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution unless the board of directors permits the award to be transferred to a permitted transferee (as defined in the Incentive Plan).

Amendment. The Incentive Plan will have a term of ten years. Our board of directors may amend, suspend or terminate the Incentive Plan at any time, subject to stockholder approval if necessary to comply with any tax or other applicable regulatory requirement, including the rules of Nasdaq. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient.

The board of directors may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award or the associated award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant of any award will not to that extent be effective without the consent of the affected participant. The board of directors may not, without shareholder approval, (i) effectuate an amendment or modification that reduces the option price of any option or the exercise or hurdle price of any SAR, (ii) cancel any outstanding option or SAR and replace with a new option or SAR (with a lower exercise or hurdle price, as the case may be) or other award or cash in a manner that (A) would be reportable on NRX Pharmaceuticals’ proxy statement or Form 10-K as options that have been repriced or (B) result in any repricing for financial statement reporting purposes (or otherwise cause the award to fail to qualify for equity accounting treatment), (iii) take any other action considered a repricing for purposes of the stockholder approval rules of the applicable securities exchange on which our common shares are listed and/or (iv) cancel any outstanding option or SAR that has a per share exercise price (as applicable) at or above the fair market value of a share on the date of cancellation, and pay any consideration to the holder thereof, whether in cash securities or other property, or any combination thereof.

Clawback/Forfeiture. Awards may be subject to clawback or forfeiture to the extent required by applicable law (including, without limitation, Section 304 of the Sarbanes-Oxley Act and Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and/or the rules and regulations of Nasdaq or other applicable securities exchange, or if so required pursuant to a written policy adopted by NRX Pharmaceuticals or the provisions of an award agreement.

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise and vesting of awards under the Incentive Plan and the disposition of shares acquired pursuant to the exercise or settlement of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. This summary assumes that all awards described in the summary are exempt from, or comply with, the requirements of Section 409A of the Code. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Stock Options. The Code requires that, for treatment of an option as an incentive stock option, shares of our Common Stock acquired through the exercise of an incentive stock option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of incentive stock options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the incentive stock option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of an incentive stock option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an incentive stock option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the incentive stock option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes. No income will be realized by a participant upon grant of an option that does not qualify as an incentive stock option (a “non-qualified stock option”). Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise and the participant’s tax basis will equal the sum of the compensation income recognized and the exercise price. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. In the event of a sale of shares received upon the exercise of a non-qualified stock option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.

SARs. No income will be realized by a participant upon grant of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock. A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to us. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act.) We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock Units. A participant will not be subject to tax upon the grant of a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Vote Required for Approval

The approval of the plan proposal will require the affirmative vote of the holders of a majority of the votes cast by the stockholders present in person (which would include presence at the virtual meeting) or represented by proxy at the annual meeting. Abstentions and broker non-votes are not considered “votes cast” and accordingly will have no outcome on the vote.

The Business Combination is conditioned upon the approval of the plan proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the plan proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the plan proposal will not be effected.

The holders of insider shares and each officer and director of BRPA have indicated that they intend to vote their shares of Common Stock in favor of the plan proposal.

Recommendation of the Board of Directors

THE BRPA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE BRPA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE PLAN PROPOSAL.

PROPOSAL NO. 7—THE ADJOURNMENT PROPOSAL

The adjournment proposal, if adopted, will allow BRPA’s board of directors to adjourn the annual meeting to a later time or times, if necessary. In no event will BRPA solicit proxies to adjourn the annual meeting or consummate the Transactions beyond the date by which it may properly do so under its Charter and Delaware law. Because BRPA’s Charter, as amended, currently provides that it will have until May 24, 2021 to complete a business combination, any adjournment is expected to be to a later time on May 24, 2021 and not a later date. The purpose of the adjournment proposal is to provide more time to meet the requirements that are necessary to consummate the Transactions. See the section titled “The Business Combination Proposal — Interests of BRPA’s Directors and Officers in the Transactions.”

Consequences if the Adjournment Proposal is not Approved

If the adjournment proposal is presented to the meeting and is not approved by the stockholders, BRPA’s board of directors may not be able to adjourn the annual meeting to a later date or dates. In such event, the Transactions would not be completed.

Vote Required for Approval

The approval of the adjournment proposal will require the affirmative vote of the holders of a majority of the then outstanding shares of Common Stock present and entitled to vote at the annual meeting. Abstentions will have the same effect as a vote “against” the adjournment proposal. Brokers are entitled to vote on the adjournment proposal absent voting instructions from the beneficial holder because the proposal is considered “routine.” Consequently, there should be no broker non-votes with respect to the adjournment proposal.

The holders of insider shares and each officer and director of BRPA have indicated that they intend to vote their shares of Common Stock in favor of the adjournment proposal.

Recommendation of the Board of Directors

THE BRPA BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE BRPA STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

OTHER INFORMATION RELATED TO BRPA

Unless expressly indicated or the context requires otherwise, as used in this section, the terms “we,” “us,” and “our” refer to BRPA.

Introduction

BRPA is a blank check company incorporated in Delaware on September 18, 2017 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. BRPA’s efforts to identify a prospective target business are not limited to a particular industry or geographic region.

Initial Public Offering

On November 22, 2017, BRPA consummated its initial public offering of 6,000,000 Units, each Unit consisting of one share of Common Stock, one Right, and one half of one Warrant. On November 28, 2017, the underwriters of BRPA’s initial public offering exercised their over-allotment option in full and on November 28, 2017, BRPA consummated the sale of an additional 900,000 Units. Simultaneously with the closing of the initial public offering and the over-allotment option, BRPA consummated the private placement of an aggregate of 272,500 Units. A total of $69,000,000 of the net proceeds from the initial public offering and private placement was deposited in a trust account established for the benefit of BRPA’s public stockholders. Since the completion of the initial public offering, BRPA’s activity has been limited to the evaluation of business combination candidates.

The prospectus for BRPA’s initial public offering and its Charter originally provided that BRPA had only until May 22, 2019 to complete a business combination (after giving effect to the two three-month extensions previously obtained pursuant to the Charter). BRPA was not able to consummate an initial business combination by such date and on each of May 21, 2019, August 21, 2019, November 21, 2019, March 23, 2020, July 23, 2020, December 18, 2020, and April 21, 2021, BRPA’s stockholders approved an amendment to the Charter extending the amount of time that BRPA would have to consummate its initial business combination. BRPA’s Charter, as amended, currently provides that it will have until May 24, 2021 to complete a business combination.

In connection with these amendments, BRPA offered public stockholders the right to have their Public Shares converted into a pro rata portion of the trust account and holders of Public Shares representing approximately $63 million originally held in the trust account exercised such conversion rights. Accordingly, as of the record date, BRPA has approximately $6.0 million of cash in the trust account.

BRPA’s Units, Common Stock, Rights, and Warrants are listed on Nasdaq under the symbols “BRPAU,” “BRPA,” “BRPAR,” and “BRPAW,” respectively.

Net Proceeds Held in Trust

Of the gross proceeds received from the initial public offering (including the over-allotment option) and private placement of Units, $69,000,000 (or $10.00 per Public Share) was placed in a trust account with Continental Stock Transfer & Trust Company acting as trustee. As described above, in connection with amendments to the Charter, BRPA offered public stockholders the right to have their Public Shares converted into a pro rata portion of the trust account and holders of Public Shares representing approximately $63 million originally held in the trust account exercised such conversion rights. Accordingly, as of the record date, BRPA has approximately $6.0 million of cash in the trust account. Except as described in the prospectus for our initial public offering and in the section titled “BRPA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” these proceeds will not be released until the earlier of the completion of an initial business combination and BRPA’S winding up, dissolving and liquidating upon its failure to consummate a business combination within the required time period.

Liquidation if No Business Combination

If BRPA has not completed an initial business combination by May 24, 2021, it will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including any interest earned on the funds held in the trust account net of interest that may be used by BRPA to pay taxes payable, divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of BRPA’s remaining stockholders and its board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to BRPA’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor and BRPA’s officers and directors have agreed that they will not propose any amendment to the Charter that would restrict public stockholders from converting or selling their shares to BRPA in connection with a business combination or affect the substance or timing of its obligation to redeem 100% of the Public Shares if BRPA does not complete a business combination by May 24, 2021 unless BRPA provides public stockholders with the opportunity to convert their Public Shares upon such approval at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest not previously released but net of taxes payable, divided by the number of then outstanding Public Shares.

Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our trust account distributed to our public stockholders upon the redemption of 100% of our outstanding Public Shares in the event we do not complete our initial business combination within the required time period may be considered a liquidation distribution under Delaware law. If the corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of our trust account distributed to our public stockholders upon the redemption of 100% of our Public Shares in the event we do not complete our initial business combination within the required time period is not considered a liquidation distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidation distribution. If we are unable to complete a business combination within the prescribed time frame, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including any interest earned on the funds held in the trust account net of interest that may be used by us to pay our franchise and income taxes payable, divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Accordingly, it is our intention to redeem our Public Shares as soon as reasonably possible following the required time period to complete our initial business combination, and, therefore, we do not intend to comply with those procedures. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such date.

Because BRPA would not be complying with Section 280 of the DGCL, Section 281(b) of the DGCL requires BRPA to adopt a plan, based on facts known to it at such time that will provide for the payment of all existing and pending claims or claims that may be potentially brought against the company within the subsequent ten years. However, because BRPA is a blank check company, rather than an operating company, and its operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from BRPA’s vendors (such as lawyers, investment bankers, etc.) or prospective target businesses.

BRPA is required to use its reasonable best efforts to have all third parties and any prospective target businesses enter into agreements with it waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account. As a result, the claims that could be made against BRPA will be limited, thereby lessening the likelihood that any claim would result in any liability extending to the trust. BRPA therefore believes that any necessary provision for creditors will be reduced and should not have a significant impact on our ability to distribute the funds in the trust account to our public stockholders. Nevertheless, we cannot assure you of this fact as there is no guarantee that vendors, service providers and prospective target businesses will execute such agreements. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. Our underwriters and auditor are the only third parties we are currently aware of that may not execute a waiver. Nor is there any guarantee that, even if they execute such agreements with us, they will not seek recourse against the trust account. A/Z Partners, an entity majority owned by Richard Ackerman, our Chairman, President and Chief Executive Officer, has agreed that it will be liable to ensure that the proceeds in the trust account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us. We believe A/Z Partners has sufficient net worth to satisfy its indemnity obligation should it arise, however we cannot assure you that A/Z Partners will have sufficient liquid assets to satisfy such obligations if it is required to do so. Additionally, the agreement entered into by A/Z Partners specifically provides for two exceptions to the indemnity it has given: it will have no liability (1) as to any claimed amounts owed to a target business or vendor or other entity who has executed an agreement with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, or (2) as to any claims for indemnification by the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act. As a result, if BRPA liquidates, the per-share distribution from the trust account could be less than $10.00 due to claims or potential claims of creditors. We will distribute to all of our public stockholders, in proportion to their respective equity interests, an aggregate amount then on deposit in the trust account, including any interest earned on the funds held in the trust account net of interest that may be used by us to pay our franchise and income taxes payable.

BRPA anticipates notifying the trustee of the trust account to begin liquidating such assets promptly after such date and anticipate it will take no more than 10 business days to effect such a distribution. The Sponsor has waived its rights to participate in any liquidation distribution with respect to the founder’s shares and any shares, rights or warrants included in the private placement units. Additionally, any loans made by BRPA’s officers, directors, Sponsors or their affiliates for working capital needs will be forgiven and not repaid if we are unable to complete an initial business combination. There will be no distribution from the trust account with respect to our rights or warrants, including the rights or warrants contained in the private placement units, which will expire worthless. We will pay the costs of any subsequent liquidation from our remaining assets outside of the trust account. If such funds are insufficient, A/Z Partners has agreed to pay the funds necessary to complete such liquidation (currently anticipated to be no more than approximately $15,000) and has agreed not to seek repayment for such expenses.

If we are unable to complete an initial business combination and expend all of the net proceeds of the Initial Public Offering and the sale of the private placement units, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the initial per-share redemption price would be $10.00. The proceeds deposited in the trust account could, however, become subject to claims of our creditors that are in preference to the claims of public stockholders.

Our public stockholders shall be entitled to receive funds from the trust account only in the event of our failure to complete a business combination within the required time period or if the stockholders seek to have us convert or purchase their respective shares upon a business combination which is actually completed by us or upon certain amendments to our amended and restated certificate of incorporation as described elsewhere herein. In no other circumstances shall a stockholder have any right or interest of any kind to or in the trust account.

If BRPA is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return to our public stockholders at least $10.00 per share.

If BRPA is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a ”preferential transfer” or a ”fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. Furthermore, because we intend to distribute the proceeds held in the trust account to our public stockholders promptly after the expiration of the time we have to complete an initial business combination, this may be viewed or interpreted as giving preference to our public stockholders over any potential creditors with respect to access to or distributions from our assets. Furthermore, our board may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Fair Market Value of Target Business

Pursuant to Nasdaq listing rules, the target business or businesses that BRPA acquires must collectively have a fair market value equal to at least 80% of the balance of the funds in the trust account (excluding taxes payable on the income earned on the trust account) at the time of the execution of a definitive agreement for an initial business combination. As described elsewhere in this proxy statement / prospectus / consent solicitation statement, BRPA’s board of directors determined that this test was met in connection with the proposed business combination with NeuroRx.

Conversion Rights

Pursuant to BRPA’s Charter, a holder of Public Shares may demand that BRPA convert such shares into cash if the business combination is consummated; provided that BRPA may not consummate the business combination if it has less than $5,000,001 of net tangible assets upon consummation of the business combination. Neither BRPA nor NeuroRx can waive this condition. Assuming the PIPE is consummated substantially simultaneously with the consummation of the Merger, BRPA is expected to meet the net tangible assets test even if all public stockholders exercise their conversion rights. See NeuroRx’s pro forma combined financial information included elsewhere in this proxy statement / prospectus / consent solicitation statement.

Holders of Public Shares will be entitled to receive cash for these shares only if they properly demand conversion and deliver their shares to BRPA’s transfer agent no later than ten (10) business days after the annual meeting. Holders of Public Shares do not need to affirmatively vote on the business combination proposal or be a holder of such Public Shares as of the record date to exercise conversion rights. If the Transactions are not consummated, these shares will not be converted into cash. If a holder of Public Shares properly demands conversion, delivers his, her or its shares to BRPA’s transfer agent as described above, and the Transactions are consummated, BRPA will convert each Public Share into a full pro rata portion of the trust account, calculated as of two (2) business days before the date of the annual meeting. It is anticipated that this would amount to approximately $10.80 per share. If a holder of Public Shares exercises his, her or its conversion rights, then it will be exchanging its shares of Common Stock for cash and will no longer own the shares.

There is a nominal cost associated with the above-referenced delivery process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker a small fee and it would be up to the broker whether to pass this cost on to the holder. However, this fee would be incurred regardless of whether we require holders seeking to exercise conversion rights to tender their shares. The need to deliver shares is a requirement of exercising conversion rights regardless of the timing of when such delivery must be effectuated.

Holders of BRPA Rights and Warrants do not have conversion rights with respect to such securities.

Employees

BRPA has two executive officers who receive no compensation. These individuals are not obligated to devote any specific number of hours to BRPA’s matters and intend to devote only as much time as they deem necessary to its affairs. BRPA does not intend to have any employees prior to the consummation of a business combination.

Directors, Executive Officers and Corporate Governance

As of the date of this proxy statement / prospectus / consent solicitation statement, BRPA’s directors and officers are as set forth in the table below. There are no family relationships between any of the directors or officers. There are no arrangements or understandings pursuant to which any person referred to below was selected as a director or officer. BRPA is not aware of any agreements or arrangements between any director and any person or entity other than BRPA relating to the compensation or other payments in connection with such director’s candidacy or service as a director of BRPA.

Name	Age	Position
Richard Ackerman	62	Chairman, President and Chief Executive Officer
Bennett Kim	48	Chief Financial Officer, Chief Investment Officer and Director
Richard Birdoff	62	Director
Michael Fong	76	Director
Stuart F. Koenig	68	Director
Albert G. Rex	66	Director
Troy T. Taylor	63	Director

Richard Ackerman, BRPA’s Chairman, President and Chief Executive Officer since September 18, 2017, formed Big Rock Partners (“BRP”) in 2004. BRP is an opportunistic real estate investment firm that has invested in and managed over $800 million in assets since its formation. In 2012, BRP began to focus on senior housing development as there was a distinct supply – demand imbalance and fragmentation in senior housing developers, and formed Big Rock Senior Housing, a national leader in developing and managing new Class A senior housing communities of $50 million and more. Class A housing communities consist of prestigious buildings with high quality standard finishes, state of the art systems, exceptional accessibility and a defined market presence competing for premier senior housing users with rents above average for the area. Mr. Ackerman serves as the Senior Managing Principal of BRP and Big Rock Senior Housing. Prior to BRP, from 2001 to 2004, Mr. Ackerman served as the Head of the Los Angeles office of Apollo, overseeing all investments on the U.S. West Coast and Japan for the global private equity firm. In August 1999, Mr. Ackerman was appointed by Apollo as the Chief Executive Officer of Atlantic Gulf Communities Corporation (an Apollo portfolio company) in order to restructure the company and served in that capacity until April 2001. This publicly traded development and asset management company’s primary operations included the development and sale of home sites and land tracts and the construction and sale of oceanfront condominiums. From September 1996 to August 1999, Mr. Ackerman was President and co-founder of Crocker Realty Trust, a private REIT (an Apollo portfolio company) specializing in the ownership and development of office space in the southeastern United States. Prior to 1996, he was president and co-founder of Crocker Realty Investors, a publicly traded REIT and a portfolio company of the first Apollo Real Estate Investment Fund. The company specialized in the ownership and development of office space until its sale to Highwoods Properties, Inc. In addition to the foregoing business experience, Mr. Ackerman served as Chief Executive Officer and a director of ALDA Office Properties, Inc. (“ALDA”) during 2011. ALDA was formed in 2011 to acquire, own and operate office properties in select markets primarily in Northern and Southern California. In 2011, ALDA filed a registration statement for its initial public offering, which offering was subsequently abandoned due to market conditions. Mr. Ackerman is also a former Director of Summerville Senior Living, Inc., which is one of the largest assisted living companies in the nation. Mr. Ackerman graduated with a B.A. from Tulane University and a J.D. from the Tulane School of Law.

Bennett Kim, BRPA’s Chief Financial Officer and a director since February 7, 2020 and Chief Investment Officer and Corporate Secretary since September 18, 2017, has served as the Managing Principal of Big Rock Senior Housing since January 2016. Mr. Kim was the Chief Investment Officer at BRP from May 2006 to July 2014 and was responsible for acquisitions, development, asset management, and dispositions. From July 2014 to December 2015, Mr. Kim served as the Head of Acquisitions for Carefree Communities, the fifth largest national owner and operator of manufactured housing communities and RV parks with 103 communities and 28,000 sites. From January 2001 to May 2006, Mr. Kim served as a Vice President at Apollo and was responsible for new investments and investment management including the development of a $400 million mixed-use project that consists of two hotels, two condominium towers, retail, office and structured parking. Mr. Kim also formulated work-out strategies for one of the largest assisted living companies in the nation while at Apollo. Between 1999 to 2000, Mr. Kim was an Assistant Vice President at Oaktree Capital Management, where he evaluated and executed investments in the U.S. and Japan for funds then totaling $1.7 billion of equity. Previously, Mr. Kim worked as an Associate at Merrill Lynch Real Estate Investment Banking, where he evaluated financing alternatives for public and private real estate companies. Mr. Kim also worked as a Senior Analyst at Walt Disney Imagineering and as an Analyst at Disney Development Company. Mr. Kim graduated with an M.B.A. from Harvard Business School and a B.A. in Economics from UCLA.

Richard J. Birdoff, who has served as one of BRPA’s directors since November 20, 2017, has served as President of RD Management and Realty Investors Development Corp. (“RD Management”), a privately held retail real estate developer and manager, since January 2015. Mr. Birdoff is responsible for all aspects of the day-to-day operations of the company including development, construction, acquisitions, sales and dispositions. Mr. Birdoff joined RD Management in 1991 as a principal and Executive Vice President and since 1994, he has developed in excess of 10,000,000 sq. ft. of shopping centers. Mr. Birdoff previously served on the Board of Directors of Crocker Realty Investors, a Florida based publicly held real estate investment trust. Mr. Birdoff has been engaged in the real estate business for more than 30 years. He received an undergraduate degree from Emory College in 1980 and his Juris Doctorate degree in 1983 from Emory University Law School. Following his graduation, Mr. Birdoff worked for IRT Properties in Atlanta, Georgia. Thereafter, in 1984, he joined Bertram Associates of Union, New Jersey where Mr. Birdoff served as associate counsel. Bertram Associates, at the time was one of New Jersey’s largest residential developers. Mr. Birdoff then transitioned to be a principal in the real estate development industry with Bertram Associates focusing on site acquisition, construction and sales of residential homes.

Michael Fong, who has served as one of BRPA’s directors since November 20, 2017, serves as the Chairman and Chief Executive Officer of JF International Ltd. (“JF International”), a private equity firm he founded since 2003. JF International invests and manages a diversified portfolio of worldwide investments in real estate and operating companies. In 2015, JF International joined with BRP to invest in the luxury senior housing sector. From 1994 to 2003, Mr. Fong was the Managing Director of The ALJ Group which is based in Jeddah, Kingdom of Saudi Arabia and is one of the largest privately held business enterprises in the Middle East. Mr. Fong also previously served from 1990 to 1994 as the President of Jaymont Properties, Inc., a real estate development and management company with a substantial portfolio of premier office and mixed used properties located in the central business district of major cities such as New York, Boston, San Francisco, Orlando, Chicago, and Miami. From 1979 to 1990, Mr. Fong was President of Intercap Investments, Inc., a commercial developer of real estate central business district projects in Miami and Coral Gables. From 1998 to 1999, Mr. Fong was the President of the Coral Gables, FL Chamber of Commerce and served on its Board of Directors for several years. Prior to 1979, Mr. Fong was President of Interfin Investments, Inc., an investment banking firm based in Lincoln, Nebraska and New York. From 1975 to 1979, Mr. Fong was a Vice President and also served as Assistant to the President of DuPont Walston, Inc., a major retail brokerage and investment banking firm with over 200 branches across the United States. Mr. Fong began his business career in 1971 with EDS, a firm founded by H. Ross Perot, and was sent to New York when Mr. Perot made an investment in DuPont Glore Forgan when EDS was awarded a major data processing contract for redesigning a new system for the brokerage business.

Stuart Koenig, who has served as one of BRPA’s directors since November 20, 2017, has over forty years of diversified experience in the real estate, investment banking and financial services industries. His experience includes every aspect of commercial and residential real estate including acquisition, financing, leasing, property management and disposition. Mr. Koenig most recently served as a Senior Partner in the real estate division of Ares Management, LP (“Ares”), a global alternative asset manager with over $100 billion of assets under management, from 2013 to 2016. Mr. Koenig served as Chair of the Investment Committees of the real estate funds of Ares, which collectively had $8 billion under management. From 1995 to 2013, Mr. Koenig served as the Global Chief Financial Officer, Chief Administrative Officer and Senior Partner of AREA Property Partners (“AREA”), a global real estate investment and asset management firm that raised and invested approximately $14 billion of client equity in more than 600 transactions across all sectors of real estate. Mr. Koenig oversaw the financing and administrative activities for AREA and was also responsible for its reporting, human resources, compliance, legal and structuring activities. Mr. Koenig helped negotiate and execute the sale of AREA to Ares Management in 2013. Prior to AREA, Mr. Koenig worked in various positions in investment bank including Goldman Sachs & Co. (1986-1994) and EF Hutton Inc. (1981-1986). From 1997-2014, Mr. Koenig served as the lead independent director and member of the compensation committee of Emeritus Corporation (NYSE: ESC) one of the largest publicly traded owners and operators of assisted living facilities in the country and helped oversee the sale of the company to Brookdale Senior Living (NYSE: BKD) in 2014. Mr. Koenig currently serves as Trustee for the Binghamton University Endowment Fund and is Chair of its Investment Committee and also provides consulting services for the U.S. investment activity of Profimex, an Israel based real estate investment firm. Mr. Koenig has a B.A. from Binghamton University and an MBA from Baruch College of the City University of N.Y.

Albert G. Rex, who has served as one of BRPA’s directors since November 20, 2017, has served as the Managing Director of Walker & Dunlop, a commercial real estate finance company, since May 2012. In this role, Mr. Rex has been involved in over 1500 loans totaling more than $15 billion in transactions. Mr. Rex has over 40 years of experience in the financing and equity aspects of commercial real estate development throughout the U.S. with a focus on the Southeast region. Mr. Rex spent the majority of his career as a Managing Partner with Carey Kramer, a company he helped found in 1983 and ultimately owned solely from 2001 until it merged with Collateral Real Estate Capital in 2005. Collateral later merged with Laureate Capital, LLC in 2007, to form Grandbridge Real Estate Capital, LLC, a wholly-owned subsidiary of BB&T. Mr. Rex is a graduate of University of Florida with a degree in Finance and Real Estate and serves on their Real Estate Advisory Board. He is an active member of the Mortgage Bankers Association (MBA), Urban Land Institute (ULI), International Council

of Shopping Centers (ICSC), and National Association of Industrial and Office Properties (NAIOP), where he has served as President of the South Florida Chapter.

Troy T. Taylor, who has served as one of BRPA’s directors since November 20, 2017, has served as President of Algon Group, an advisory firm he founded, since 2002. Algon Group is a specialized financial firm providing sophisticated financial advisory services to stakeholders with complex, challenging, and financially distressed situations. Mr. Taylor has 25 years of experience including investment banking, restructuring (both in Chapter 11 and out-of-court) and senior management. Mr. Taylor has served as the Chief Restructuring Officer, Chief Executive Officer or Lead Financial Advisor in a broad range of industries including manufacturing, distribution, hospitality, real estate and retail. He has also served as a member of the Board of Directors of several public and private companies, including Keystone Consolidated Industries, Inc., Barjan, Inc., and 1-800-AutoTow, Inc. He currently serves as Vice Chairman of Hyperion Bank located in Philadelphia. Before 2002, Mr. Taylor served in various capacities with GMA Partners, Inc., KPMG Peat Marwick, LLP, Morgan Keegan & Company, Inc., Oppenheimer & Co., Inc. and Thomson McKinnon Securities, Inc. Mr. Taylor received his B.S. in Economics and his MBA from The Wharton School, University of Pennsylvania.

Committees of the Board of Directors

BRPA’s board of directors has three standing committees: an audit committee, a nominating committee and a compensation committee. The rules of Nasdaq and Rule 10A-3 under the Exchange Act require that the audit committee and the compensation committee of a listed company be comprised solely of independent directors.

Audit Committee

The BRPA audit committee consists of Messrs. Fong, Rex and Taylor (Chair), each of whom is an independent director under Nasdaq’s listing standards. The audit committee’s duties, which are specified in an Audit Committee Charter, include:

•

reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	discussing with management major risk assessment and risk management policies;

•	monitoring the independence of the independent auditor;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	reviewing and approving all related-party transactions;

•	inquiring and discussing with management our compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•	appointing or replacing the independent auditor;

•

determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•

establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

•	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

The audit committee has been at all times composed exclusively of “independent directors” who are “financially literate” as defined under Nasdaq’s listing standards. Nasdaq’s standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

In addition, BRPA must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Mr. Taylor qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Nominating Committee

BRPA’s nominating committee consists of Messrs. Fong, Koenig, and Rex (Chair), each of whom is an independent director under Nasdaq’s listing standards. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on the board of directors. The nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the Nominating Committee Charter, generally provide that persons to be nominated:

•	should have demonstrated notable or significant achievements in business, education or public service;

•

should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

The Nominating Committee considers a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The Nominating Committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The Nominating Committee does not distinguish among nominees recommended by stockholders and other persons.

Compensation Committee

The Compensation Committee consists of Messrs. Birdoff, Koenig (Chair) and Taylor, each of whom is an independent director under Nasdaq’s listing standards. The Compensation Committee’s duties, which are specified in the Compensation Committee Charter, include, but are not limited to:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of all of our other executive officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•	if required, producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Code of Ethics

BRPA has adopted a code of ethics that applies to all of its executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of its business.

Legal Proceedings

In connection with the proposed Merger with NeuroRx, a purported stockholder of BRPA has filed a lawsuit and other purported stockholders have threatened to file lawsuits alleging breaches of fiduciary duty and violations of the disclosure requirements of the Exchange Act. BRPA believes such claims are without merit and intends to defend the matters vigorously. These matters are in the early stages and BRPA is currently unable to reasonably determine the outcome.

BRPA’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of BRPA’s financial condition and results of operations should be read in conjunction with BRPA’s consolidated financial statements and notes to those statements included elsewhere in this proxy statement / prospectus / consent solicitation statement. This discussion contains forward-looking statements that involve risks and uncertainties. Please see “Forward-Looking Statements” and “Risk Factors” in this proxy statement / prospectus / consent solicitation statement.

Critical Accounting Policies

The preparation of condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. BRPA has identified the following critical accounting policies:

Warrant Liability

BRPA accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to BRPA’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of BRPA’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the Placement Warrants was estimated using a Black Scholes valuation approach.

Common Stock Subject to Possible Redemption

BRPA accounts for common stock subject to possible conversion in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. BRPA’s common stock features certain redemption rights that are considered to be outside of its control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of our condensed balance sheets.

Net Income (Loss) per Common Share

BRPA applies the two-class method in calculating earnings per share. Net income (loss) per common share, basic and diluted for common stock subject to possible redemption is calculated by dividing the interest income earned on the Trust Account, net of applicable taxes, if any, by the weighted average number of shares of common stock subject to possible redemption outstanding for the period. Net income (loss) per common share, basic and diluted for and non-redeemable common stock is calculated by dividing net loss less income attributable to common stock subject to possible redemption, by the weighted average number of shares of non-redeemable common stock outstanding for the period presented.

Recent Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. BRPA adopted ASU 2020-06 on January 1, 2021. The adoption of ASU 2020-06 did not have an impact on BRPA’s consolidated financial statements.

BRPA’s management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our condensed financial statements.

Results of Operations

BRPA has neither engaged in any operations nor generated any revenues to date. Since the initial public offering, BRPA’s activity has been limited to the search for a prospective initial business combination, and it will not be generating any operating revenues until the closing and completion of a business combination. BRPA is incurring expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

As a result of the restatement described in Note 2 of the notes to BRPA’s financial statements included elsewhere in this proxy statement / prospectus / consent solicitation statement, BRPA classifies the Private Warrants as liabilities at their fair value and adjust the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations.

For the three months ended March 31, 2021, BRPA had a net loss of $893,718, which consists of operating expenses of $235,580 and a change in fair value of the warrant liability of $658,138, offset by interest income on securities held in the trust account of $88.

For the three months ended March 31, 2020, BRPA had a net income of $273,220, which consists of forgiveness of debt of $352,071 and interest income on securities held in the trust account of $113,077, offset by operating costs of $119,300 and provision for income taxes of $72,628.

For the year ended December 31, 2020, BRPA had a net loss of $1,089,510, which consists of operating expenses of $907,406, income tax proxision of $17,841 and a change in fair value of the warrant liability of $655,098, offset by interest income on securities held in the trust account of $138,764 and the forgiveness of previously recorded professional fees of $352,071.

For the year ended December 31, 2019, BRPA had a net income of $408,427, which consists of interest income on securities held in the trust account of $1,205,820, offset by operating costs of $713,187 and provision for income taxes of $84,206.

Liquidity and Capital Resources

As of March 31, 2021, BRPA had cash and marketable securities held in the trust account of $5,968,035 (including approximately $120,000 of interest income) consisting of money market funds. Interest income earned on the balance in the trust account may be used by BRPA to pay taxes. To date, BRPA has withdrawn approximately $716,788 of interest from the trust account in order to pay income and franchise taxes, of which no amounts were withdrawn during the three months ended March 31, 2021.

For the three months ended March 31, 2021, cash used in operating activities amounted to $178,896 which included a net loss of $893,718, a non-cash charge derived from the change in fair value of warrant liability of $658,226, interest earned on securities held in the Trust Account of $88 and changes in operating assets and liabilities, which provided $56,684 of cash for operating activities.

For the three months ended March 31, 2020, cash used in operating activities amounted to $76,434 which included net income of $273,220, interest earned on securities held in the Trust Account of $113,077, the forgiveness of debt of $352,071 and changes in operating assets and liabilities.

For the year ended December 31, 2020, cash used in operating activities amounted to $598,617. Net loss of $1,089,510 was the result of the forgiveness of previously recorded professional fees in the amount of $352,071, a non-cash charge for the change in fair value of warrant liability of $655,098 and interest earned on securities held in the trust account of $138,764 and changes in operating assets and liabilities, which provided $326,630 of cash for operating activities.

For the year ended December 31, 2019, cash used in operating activities amounted to $792,731. Net income of $408,427 was the result of interest earned on securities held in the trust account of $1,205,820, offset by changes in operating assets and liabilities, which provided $4,662 of cash for operating activities.

Any remaining proceeds held in the trust account, as well as any other net proceeds not expended, will be used as working capital to finance the operations of NeuroRx following consummation of the Transactions. Such working capital funds could be used in a variety of ways including, but not limited to, continuing or expanding NeuroRx’s operations, for strategic acquisitions and for marketing, research and development of existing or new products.

As of March 31, 2021, A/Z Partners has loaned BRPA an aggregate of $885,604 in order to pay Non-Business Combination Related Expenses and extension payments. Upon consummation of a business combination, up to $200,000 of the Non-Business Combination Related Expenses may be repaid by BRPA to the Sponsor provided that BRPA has funds available sufficient to repay such expenses (the “Cap”) as well as to pay for all stockholder redemptions, all Business Combination Expenses, repayment of the Notes, and any funds necessary for our working capital requirements following closing of the Business Combination. Any remaining amounts in excess of the Cap will be forgiven. If we do not consummate a Business Combination, all outstanding loans made by the Sponsor to cover the Non-Business Combination Related Expenses will be forgiven.

As of March 31, 2021, BRAC has loaned us an aggregate of $1,965,095 in order to fund extension payments and other expenses.

BRPA does not believe we will need to raise additional funds in order to meet expenditures required for operating our business. However, if the estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amounts necessary to do so, BRPA may have insufficient funds available to operate its business prior to a business combination. In order to fund working capital deficiencies or finance transaction costs, the Sponsor, officers and directors or their respective affiliates may, but are not obligated to, loan BRPA funds as may be required. If BRPA completes a business combination, it may repay such loaned amounts out of the proceeds of the trust account released to BRPA, subject to the limitations contained in the Merger Agreement. In the event that a business combination does not close, BRPA may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into units, at a price of $10.00 per unit at the option of the lender. The units would be identical to the Private Placement Units issued simultaneously with the closing of the initial public offering.

Moreover, BRPA may need to obtain additional financing either to complete the business combination or to redeem a significant number of public shares upon completion of the business combination, in which case BRPA may issue additional securities or incur debt in connection with the business combination. Subject to compliance with applicable securities laws, BRPA would only complete such financing simultaneously with the completion of the business combination. If BRPA is unable to complete the business combination because BRPA does not have sufficient funds available, BRPA will be forced to cease operations and liquidate the trust account. In addition, following the consummation of the business combination, if cash on hand is insufficient, the post-business combination company may need to obtain additional financing in order to meet its obligations.

Off-Balance Sheet Financing Arrangements

BRPA did not have any off-balance sheet arrangements as of March 31, 2021.

Contractual Obligations

BRPA does not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

BRPA has engaged EBC as an advisor in connection with a business combination. Pursuant to the BCMA, BRPA is obligated to pay EBC a cash fee for such services upon the consummation of a business combination in an amount equal to 4.0% of the gross proceeds of the initial public offering. As described herein, BRPA and EBC have agreed to enter into the BCMA Amendment Agreement, pursuant to which EBC will be issued 200,000 shares of Common Stock in lieu of the cash fee owed under the BCMA and the BCMA (as amended by the BCMA Amendment Agreement) will terminate effective as of the Closing.

BENEFICIAL OWNERSHIP OF SECURITIES OF BRPA AND NRX PHARMACEUTICALS

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of Common Stock (1) as of the record date and (2) as of the consummation of the Transactions, by:

•	each person known by BRPA to be the beneficial owner of more than 5% of outstanding Common Stock on such dates;

•	each current executive officer of BRPA and each member of BRPA’s board of directors, and all executive officers and directors of BRPA as a group;

•	each person who will become an executive officer or director of NRX Pharmaceuticals upon consummation of the Transactions and all of such executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to vote or to direct the voting of the security, or “investment power”, which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days. Accordingly, we have included all shares of Common Stock issuable to such person upon the exercise of Warrants or options currently exercisable or exercisable within 60 days of the record date. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned common stock and preferred stock.

Except as indicated in the footnotes to the table, each of the stockholders listed below has sole voting and investment power with respect to the shares of Common Stock owned by such stockholders.

	Prior to the Transactions (2)		Assuming No Conversions (3)		Assuming Maximum Conversions (4)
Name and Address of Beneficial Owners (1)	Number of Shares	Percentage	Number of Shares	Percentage	Number of Shares	Percentage
Officers and Directors Prior to the Transactions
Richard Ackerman (5)	497,500	18.51%	655,565	1.22%	616,435	1.16%
Bennett Kim	—	0%	—	0%	—	0%
Richard Birdoff	—	0%	—	0%	—	0%
Michael Fong	—	0%	—	0%	—	0%
Stuart Koenig (6)	—	0%	—	0%	—	0%
Albert G. Rex (6)	—	0%	—	0%	—	0%
Troy T. Taylor (6)	—	0%	—	0%	—	0%

All	497,500	18.51%	655,565	1.22%	616,435	1.16%
Officers and Directors After the Transactions
Jonathan C. Javitt	—	0%	15,473,792	28.8%	15,473,792	29.7%
Daniel Javitt	—	0%	14,590,871	27.2%	14,590,871	28.0%
Aaron Gorovitz	—	0%	2,805,521	5.2%	2,805,521	5.4%
Chaim Hurvitz	—	0%	1,862,989	3.5%	1,862,989	3.6%
Patrick J. Flynn	—	0%	1,373,579	2.6%	1,373,579	2.6%
Robert Besthof	—	0%	231,000	*	231,000	*
Daniel Troy	—	0%	88,539	*	88,539	*
Sherry A. Glied, Ph.D.	—	0%	57,288	*	57,288	*

	Prior to the Transactions (2)		Assuming No Conversions (3)		Assuming Maximum Conversions (4)
Name and Address of Beneficial Owners (1)	Number of Shares	Percentage	Number of Shares	Percentage	Number of Shares	Percentage
Alessandra Daigneault	—	0%	55,532	*	55,532	*
Brian Del Buono	—	0%	66,000	*	66,000	*
William Fricker	—	0%	—	0%	—	0%
All directors and executive officers as a group (10 persons)	—	0%	36,605,111	68.1%	36,605,111	70.1%

All
Greater than 5% Holders
BRAC Lending Group LLC (7)	1,432,000	53.27%	562,435	1.05%	301,565	*
Big Rock Partners Sponsor, LLC (5)	497,500	18.51%	655,565	1.22%	616,435	1.16%
EarlyBirdCapital, Inc. (8)	138,000	5.13%	1,298,000	2.37%	1,298,000	2.41%
Glytech, LLC (9)	—	0%	14,590,871	27.2%	14,590,871	28.0%
GEM Yield Bahamas Limited (10)	—	0%	3,477,335	6.5%	3,477,335	6.7%

*	Indicates less than 1%
(1)	Unless otherwise noted, the address of each beneficial owner is c/o NeuroRx, Inc., 1201 N. Market Street, Suite 111, Wilmington, DE 19801, Attention: Corporate Secretary.
(2)

The pre-business combination percentage of beneficial ownership in the table above is calculated based on 2,687,912 shares of Common Stock outstanding as of the record date. The amount of beneficial ownership does not reflect the shares of Common Stock issuable as a result of Rights or Warrants as such securities may not be exercisable within 60 days.

(3)

The post-business combination percentage of beneficial ownership is calculated based on 53,730,162 shares of Common Stock outstanding immediately after the consummation of the Transactions. The number of shares of Common Stock (i) assumes that no public stockholders properly elect to convert their shares into cash, (ii) includes 717,250 shares of Common Stock issuable upon the exchange of outstanding Rights, (iii) reflects the forfeiture of 875,000 Founder Shares, (iv) includes 200,000 shares of Common Stock issuable to EBC pursuant to the BCMA Amendment Agreement, and (v) includes 1,000,000 shares of Common Stock issuable to the Investors in the PIPE. The denominator used for any shareholder who owns Warrants exercisable for Common Stock includes such number of shares of Common Stock issuable upon the exercise of such Warrants.

(4)

The post-business combination percentage of beneficial ownership is calculated based on 52,877,420 shares of Common Stock outstanding immediately after the consummation of the Transactions. The number of shares of Common Stock (i) assumes that all 552,412 Public Shares outstanding on the record date are converted into cash, (ii) includes 717,250 shares of Common Stock issuable upon the exchange of outstanding Rights, (iii) reflects the forfeiture of 1,175,000 Founder Shares, (iv) includes 200,000 shares of Common Stock issuable to EBC pursuant to the BCMA Amendment Agreement, and (v) includes 1,000,000 shares of Common Stock issuable to the Investors in the PIPE. The denominator used for any shareholder who owns Warrants exercisable for Common Stock includes such number of shares of Common Stock issuable upon the exercise of such Warrants.

(5)

Richard Ackerman is BRPA’s President, Chairman and Chief Executive Officer and the managing member of Big Rock Partners Sponsor, LLC and has the sole voting and dispositive power of the securities held by the Sponsor. Accordingly. Mr. Ackerman may be deemed to have beneficial ownership of such shares. After the Transactions, reflects the forfeiture of (i) 5,435 Founder Shares assuming no Public Shares are converted into cash and (ii) 39,130 Founder Shares assuming 552,412 Public Shares outstanding on the record date are converted into cash. After the Transactions, also includes 27,250 shares of Common Stock to be issued upon the exchange of 272,500 Rights and 136,250 shares of Common Stock issuable upon the exercise of 136,250 Warrants.

(6)	Does not include shares held by Big Rock Partners Sponsor, LLC. This individual is a member of Big Rock Partners Sponsor, LLC as described in footnote 5.

(7)

Information was obtained from a Schedule 13D filed on November 26, 2018 with the SEC. Each of David M. Nussbaum and Steven Levine is a managing member of BRAC Lending Group LLC. BRAC Lending Group LLC is an affiliate of EarlyBirdCapital, Inc. After the Transactions, reflects the forfeiture of (i) 869,565 Founder Shares assuming no Public Shares are converted into cash and (ii) 260,870 Founder Shares assuming 552,412 Public Shares outstanding on the record date are converted into cash.

(8)

The business address of EarlyBirdCapital, Inc. is One Huntington Quadrangle, Suite 4C18, Melville, NY 11747. Each of David M. Nussbaum and Steven Levine control the voting and investment power over the securities held by EarlyBirdCapital, Inc. EarlyBirdCapital, Inc. was the representative of the underwriters of BRPA’s initial public offering. EarlyBirdCapital, Inc. is an affiliate of BRAC Lending Group, LLC. After the Transactions, includes 200,000 shares of Common Stock to be issued to EarlyBirdCapital, Inc. pursuant to the BCMA Amendment Agreement and 960,000 shares of Common Stock which may be issued to EarlyBirdCapital upon the exercise of outstanding unit purchase options.

(9)	Glytech, LLC is owned by Daniel Javitt.
(10)

The address of GEM Yield Bahamas Limited is Office of Lennox Paton Corporate Services Limited, Bayside Executive Park, Building 3, West Bay Street, P.O. Box N-4875, Nassau, Island of New Providence, Commonwealth of the Bahamas. Christopher F. Brown is the beneficial owner of all of the issued and outstanding shares of GEM Yield Bahamas Limited.

BUSINESS OF NEURORX

NeuroRx is a clinical-stage small molecule pharmaceutical company which develops novel therapeutics for the treatment of central nervous system disorders and life-threatening pulmonary diseases. NeuroRx was incorporated in Delaware on May 20, 2015. Its principal executive offices are located at 1201 North Market Street, Suite 111 in Wilmington, Delaware 19801.

NeuroRx is in phase 3 clinical development of products to treat life-threatening respiratory conditions and life-threatening central nervous system (“CNS”) conditions. The respiratory product class of products to market is based upon the neuropeptide Vasoactive Intestinal Peptide (“VIP”) that is secreted by neuroendocrine cells throughout the body, and is concentrated in the human lung and brain. VIP showed promise for treating Acute Respiratory Distress Syndrome (“ARDS”) in 2005 and became uniquely important in 2020 when it was demonstrated to have potential to treat COVID-19. Aviptadil is the generic name for synthetically-manufactured VIP, as distinct from the natural peptide. Our first VIP-derived product - ZYESAMI (a reformulation of RLF-100), the NeuroRx COVID-19 Drug - was awarded Fast Track designation by the FDA in June 2020 and admitted to the Coronavirus Treatment Acceleration Program. The term “VIP” should be interpreted as referring to the natural peptide produced in the human body, while the terms “aviptadil” and “ZYESAMI” refer to NeuroRx’s drug substance (i.e., active pharmaceutical ingredient) and drug product, respectively. NeuroRx has completed a phase IIb/III randomized controlled trial of ZYESAMI vs. placebo (NCT 04311697), conducted under FDA Fast Track designation. The phase IIb/III trial enrolled 196 patients and the last patient completed 60 days of observation on February 24, 2021. Across all patients and sites, ZYESAMI met the primary prespecified endpoint for “alive and free of respiratory failure” at day 60 (P = .02) when adjusting for ventilation status and treatment site, and demonstrated a statistically significant increase in odds of survival through day 60, whether or not the participant was fully recovered (P = < .01). The statistical analysis plan submitted to the FDA prior to commencement of the study specified that statistical regression analysis would be used to make such adjustments. Without adjustment for ventilation status and treatment site, there is not a statistically significant advantage seen in patients treated with ZYESAMI compared to those treated with placebo. To NeuroRx’s knowledge, ZYESAMI is the first COVID-19 therapeutic to achieve these results in a randomized, double-blind multicenter trial. Although these results do not provide a guarantee that ZYESAMI will be deemed to be safe or effective for the treatment of COVID-19 and extensive clinical testing and regulatory approval will be required before ZYESAMI can commonly be prescribed for the treatment of COVID-19, on the basis of these findings, NeuroRx plans to apply for Emergency Use Authorization, Breakthrough Therapy Designation, and to submit an application for an NDA. Additional trials are being conducted via the NIH-sponsored ACTIV3 program and the I-SPY program.

ZYESAMI is named for Dr. Sami Said, Distinguished Professor at the State University of New York at Stony Brook, who discovered VIP in 1970 and published more than 370 peer-reviewed studies on its effects. Its potential effectiveness in COVID-19 is based on the principle that the coronavirus specifically invades the Alveolar Type II cell of the pulmonary (lung) epithelium, where it blocks surfactant production, replicates into millions of virus particles, unleashes inflammatory cytokines, causes cell death type, and shuts down production of surfactant, which is the fluid that lines the lung and allows oxygen to pass from the air to the blood. ZYESAMI is shown in preclinical laboratory experiments at the Oswaldo Cruz Institute (Rio de Janeiro, Brazil) to increase the production of surfactant, block replication of the SARS-CoV-2 coronavirus in human lung cells, block cytokine production, and block lung cell death (cytopathy). VIP is shown to have important potential effects in the treatment of other lung diseases including Chronic Obstructive Pulmonary Disease (“COPD”), Sarcoidosis, asthma/allergy, and Chronic Respiratory Inflammation Syndrome. NeuroRx intends to research the use of VIP in these and other conditions in the future. VIP is also known to be active in the brain and NeuroRx plans to explore its potential use in the treatment of Huntington’s Disease, Multiple Sclerosis, and other CNS diseases if an appropriate mechanism of CNS delivery can be developed.

Our second class of products to market is NRX-101, the first investigational oral antidepressant to be granted Breakthrough Therapy designation and a Special Protocol Agreement by the FDA for Severe Bipolar

Depression in Patients with Acute Suicidal Ideation & Behavior. We are concentrated on the research, development and commercialization of this and other products for the treatment of patients suffering from suicidal ideation in the setting of bipolar depression and major depressive disorder (“MDD”) as well as Post-traumatic Stress Disorder (“PTSD”) and Obsessive Compulsive Disorder. Drugs that inhibit the brain’s N-methyl-D-aspartate (“NMDA”) receptor have been explored for the treatment of the above conditions since the finding that ketamine has potent effects in reducing depressive and suicidal ideation. However, attempts by other drug manufacturers to use NMDA-inhibiting drugs for this purpose have been limited by neurotoxicity, hallucinations, habituation (i.e., addictive properties), blood pressure elevations, and lack of oral bioavailability.

The key, patented discovery underlying our approach is the unanticipated synergy discovered by Prof. Daniel Javitt, MD, PhD, when NMDA antagonists are combined with inhibitors of the brain’s 5-HT2A receptor (e.g., SSRI antidepressants and atypical antipsychotic drugs). This synergy has now been demonstrated in both laboratory rodent behavioral experiments and in multiple phase 2 clinical trials. Dr. Javitt observed that when patients with depression were treated with DCS, an NMDA antagonist, they manifested increased antidepressant effect, but did not exhibit the hallucinations and other NMDA effects previously reported with DCS. He further observed that the DCS appeared to blunt the antidepressant side effects (akathisia) common to all known serotonin-targeted anti-depressants. This effect was replicated in NeuroRx’s phase 2 clinical trial and has been shown in various rodent behavioral models in the laboratory.

This synergy is the key discovery underlying the patent portfolio described below. The side effects of NMDA drug are blocked by the 5-HT2A drug and, in turn, the NMDA component blocks akathisia, a known side effect of 5-HT2A-blocking drugs which is known to predispose to suicide. This dual-targeted approach, to our knowledge, is not the focus of any other clinical stage pharmaceutical company and is the basis of NeuroRx’s worldwide patent portfolio, which currently encompasses 40+ filed patent applications, and 30+ issued patents in multiple jurisdictions covering both Compositions of Matter and Methods of Use. The relevant patents and patent applications in this portfolio are exclusively licensed to NeuroRx by Glytech LLC (“Glytech”), a Delaware limited liability corporation solely owned by Dr. Daniel Javitt, and by Sarah Herzog Memorial Hospital Ezrat Nashim (“SHMH”), a non-profit organization (Amutah) organized under the laws of the State of Israel.

Patents under the Glytech license, which cover compositions of matter (including NRX-101 and pipeline therapeutic candidates) and methods of use (including methods of using NRX-101 in treatment of bipolar depression with suicidal ideation and in treating PTSD) have been granted in the USA, Europe (including validation in 18 members of the European Patent Convention), Japan, Australia and China. Additional patent applications under the Glytech license (covering compositions of matter and methods of use of pipeline therapeutic candidates, and methods of use of NRX-101 in treating additional depressive disorders) are pending in each of these countries as well as in Canada. Assuming all maintenance fees are timely paid in each jurisdiction and that the patents are not held invalid or unenforceable by a court or patent office, the patents licensed to NeuroRx by Glytech will expire in each jurisdiction in which they have been granted in 2033 (for the base NRX-101 patents) and 2038 (for the PTSD treatment patents). See the section titled “Summary of NeuroRx Material In-licensing Obligations—NRX-100/101—Glytech Development and License Agreement” for more information.

Patents under the SHMH license, which cover compositions of matter that may represent pipeline therapeutic candidates for NeuroRx, and methods of use of such compositions in treating certain depressive disorders, have been granted in the USA and Europe with additional patent applications covering similar subject matter pending in these countries and in Israel and Canada. Assuming all maintenance fees are timely paid in each jurisdiction and that the patents are not held invalid or unenforceable by a court or patent office, the patents licensed to NeuroRx by Herzog will expire in each jurisdiction in which they have been granted in 2032. See the section titled “Summary of NeuroRx Material In-licensing Obligations—NRX-100/101—Sarah Herzog Memorial Hospital License Agreement” for more information.

ZYESAMI is not currently covered by any US or international patent. US Patent 8178489B2 and foreign counterparts does not apply to ZYESAMI because it covers only formulations of aviptadil that are formulated in a buffer. Laboratory evidence suggests that Vasoactive Intestinal Peptide (aviptadil) aggregates and may be inactivated by known buffers. NeuroRx is engaged in a discovery process to extend the stability of ZYESAMI and has made certain discoveries that may lead to future patent filings and which may or may not lead to allowed patent claims. In the event that no patent protection is granted covering the formulation of ZYESAMI, if the drug is approved by FDA, it is anticipated to receive at least five years of data exclusivity from the FDA under what is commonly known as “paragraph 4” protections. Should no patents be granted by the end of this data exclusivity period, competitors may be able to market generic versions of ZYESAMI.

In addition to its licensed patent portfolio, NeuroRx owns five trademark applications that are currently pending in the US Trademark Office, seeking to register the following marks:

•	CYCLURAD™

•	SAMIVIP™

•	SAMIVIR™

•	SAMIAIR™

•	ZYESAMI™

The application to register CYCLURAD was filed on December 26, 2017, in International Class 5, for pharmaceutical preparations for treating depression (such as NRX-101). It was allowed by the US Trademark Office on July 10, 2018, and is currently in its fifth extension of time for filing of a Statement of Use.

The application to register SAMIVIP was filed on April 17, 2020, in International Class 5, for pharmaceutical preparations for treating viral and other diseases and disorders (such as Aviptadil). It was allowed by the US Trademark Office on October 13, 2020. A Statement of Use was not filed in this matter by the deadline of April 13, 2020, and the application was refiled in the US Trademark Office on May 6, 2021, and it has been restored to pending status.

The application to register SAMIVIR was filed on August 2, 2020, in International Class 5, for pharmaceutical preparations for treating viral and other diseases and disorders (such as Aviptadil). It was allowed by the US Trademark Office on February 23, 2021, and a Statement of Use is due for filing in the US Trademark Office by August 23, 2021.

The application to register SAMIAIR was filed on September 14, 2020, in International Class 5, for pharmaceutical preparations for treating viral and other diseases and disorders (such as Aviptadil). It was allowed by the US Trademark Office on February 23, 2021, and a Statement of Use is due for filing in the US Trademark Office by August 23, 2021.

The application to register ZYESAMI was filed on November 10, 2020, in International Class 5, for pharmaceutical preparations for treating viral and other diseases and disorders (such as Aviptadil). It is currently undergoing examination in the US Trademark Office.

We believe our products are urgently needed by patients because no current serotonin-targeted antidepressant (such as SSRI drugs) or atypical antipsychotic (e.g., the D2/5HT2A drugs) has been shown to decrease suicidal ideation in patients with bipolar depression, MDD, or PTSD. Moreover, all drugs in these classes bear an FDA-mandated warning regarding increased risk of suicide in vulnerable patients. Ketamine has been shown to decrease suicidal ideation because of its NMDA-blocking properties, but is known to be hallucinogenic, addictive, potentially neurotoxic, and not administrable by mouth. Management is not aware of Ketamine being developed for bipolar depression by any commercial sponsor in the U.S. Accordingly, the only FDA-approved therapy for patients with suicidal bipolar depression remains Electroconvulsive Therapy (“ECT”), a treatment that is known to be effective, but to have a large number of serious side effects.

We have commenced a pivotal Phase IIb/III clinical trial under an FDA Special Protocol Agreement of our lead product candidate, NRX-101. Analysis of our first phase II study, the STABIL-B trial, showed a statistically significant reduction in depression (P=0.03) and suicidal ideation (P=0.02) vs. the control group over 42 days using statistical methods agreed to with the FDA under our Special Protocol Agreement.

Path to regulatory approval of ZYESAMI

Over a period of eleven months, commencing March 24, 2020, NeuroRx, with support from Lavin Statistical Consultants, the Chesapeake Regulatory Group, Covance Laboratory Services, Target Health, LLC, and Hyman Phelps McNamara:

•	filed an Investigational New Drug Application for intravenous ZYESAMI (aviptadil acetate);

•	formulated that new drug for its first use under cGMP;

•	obtained FDA Fast Track designation;

•	initiated a first clinical trial (NCT 04311697) at 10 US hospitals;

•	enrolled 196 participants, all of whom were successfully treated with either drug or placebo;

•	completed the last visit for the last participant on February 22, 2021.

In the setting of a public health emergency declared by the US Secretary of Health and Human Services, the FDA is empowered to grant “Emergency Use Authorization” (“EUA”) to drugs and vaccines that may be beneficial in combating the emergency. In September 2020, NeuroRx opened a Pre-EUA file with FDA and requested a narrow EUA only to treat patients who were already allowed under the Expanded Access Protocol granted by FDA in July 2020 but whose hospitals could not implement the administrative requirements of the

Expanded Access Program. The FDA notified NeuroRx in December 2020 that EUA could only be granted upon submission of randomized, placebo-controlled data and stated that such data would be reviewed “promptly” upon submission. In a subsequent communication in January 2021, the FDA advised NeuroRx that review of complete efficacy and safety data would be required for an EUA determination.

At one month following “last visit,” NeuroRx reported that the pre-specified primary endpoint was met and advised the public that it planned to file for EUA. NeuroRx also shared this information with the FDA under the open Pre-EUA file.

Over the 8 weeks following “last visit,” the combined research team reviewed via electronic and manual means approximately 53,909 individual case report forms and verified them against source data (i.e. electronic medical records and physician reports) by study monitors. 1185 Treatment Emergent Adverse Event reports were analyzed and 180 Serious Adverse Events were investigated in detail by medical monitors, each requiring a detailed narrative. 5988 concurrent medication reports were evaluated to detect possible Adverse Events. Over the next two weeks all findings were reviewed with the individual site Principal Investigators and each signed off on the accuracy of the case reports. The database was formally locked on May 7, 2021.

NeuroRx anticipates delivering the detailed efficacy and safety data requested by FDA for an EUA determination by the end of May 2021 in the eCTD electronic format required by FDA and all regulators who are parties to the International Commission on Harmonization (ICH-10). If NeuroRx meets this objective, it will have delivered a regulatory file delineating safety and efficacy data of an investigational drug within 3 months of last visit in a clinical trial. Although there can be no assurance that the FDA will conclude that ZYESAMI meets or exceeds the EUA standard of “may be effective” in the treatment of COVID-19, NeuroRx is hopeful that the FDA will grant EUA to ZYESAMI.

Clinical Trials and Objectives

NRX-101 Phase IIb/III Clinical Trial

NeuroRx initiated a Phase IIb/III clinical research program of NRX-101 during the second half of 2017 under an FDA IND application that was granted Fast Track designation by the FDA in August 2017 and was granted Breakthrough Therapy designation by the FDA in November 2018. In April 2018, the FDA granted a Special Protocol Agreement. We successfully completed a Phase II clinical trial of NRX-101 in patients with Severe Bipolar Depression and Acute Suicidal Ideation following stabilization with a single dose of ketamine and saw a statistically significant reduction in depression (P=0.04) and suicidal ideation (P=0.02) compared to lurasidone alone over 42 days of treatment. No Serious Adverse Events or dose-limiting adverse events were seen in the NRX-101 group. If this statistically-significant advantage is replicated in the Phase III clinical trial, under the terms agreed to with the FDA in our Special Protocol Agreement, we aim to submit an NDA to the FDA for the regulatory approval and commercialization of NRX-101 in the United States by year end 2021 and MAAs with the EMA by 2022.

ZYESAMI Clinical Trials

Below is a table summarizing the clinical trials and status, each of which is discussed in more detail in the sections below.

Trial Name	IND NCT	Phase	Route of Admin.	Sponsor	Enrollment	Status /Results

COVID-AIV	149,152 04311697	IIb/III	IV	NeuroRx	131 drug/65 control	Completed. Met primary endpoint after statistical adjustment for ventilation status and treatment site. Did not meet primary endpoint without adjusting for prespecified covariates. (see page 195)

High Comorbidity Open Label	149,152 04453839	II	IV	Investigator Sponsored	21 drug/45 standard of care	Completed. Significant difference in mortality and recovery. (see pages 198 and 201)

ACTIV3b/TESICO	154,701 04843761	III	IV	NIAID NIH	660 in four arms	Enrolling (see pages 189)

SAMICARE Expanded Access	149,152 04453839	III	IV	NeuroRx	>300 enrolled on ZYESAMI	Observational, non-experimental. Ongoing (see page 199)

AVICOVID-2	151,070 04360096	IIb/III	Inhaled	NeuroRx	>10 of 144	Ongoing (see pages 189-190)

I-SPY	150,378 04488081	II	Inhaled	Quantum Leap	~100	Approved by FDA, awaiting enrollment (see pages 189 and 200)

ZYESAMI Phase IIb/III Clinical Trial for treatment of Respiratory Failure in Critical COVID-19 (COVID-AIV)

NeuroRx has completed a 196-person phase IIb/III clinical trial of intravenous ZYESAMI for the treatment of respiratory failure in patients with Critical COVID-19 (the “Intravenous Trial”). The US Secretary of Health

and Human Services has declared the COVID-19 pandemic to be a public health emergency under the terms of the Pandemic and All Hazards Preparedness Reauthorization Act of 2013. Accordingly, ZYESAMI can be authorized for widespread use in the United States under the standard of safe and “may be effective,” rather than the more stringent standard of “proven to be safe and effective in adequately-controlled trials” required for traditional drug approval under section 505.b.1 of the Food Drug and Cosmetics Act.

In the Intravenous Trial, across all patients and sites, ZYESAMI met the primary endpoint for successful recovery from respiratory failure at days 28 (P = .014) and 60 (P = .013) and also demonstrated a statistically significant advantage in likelihood of surviving to day 60 (P = < .001) as discussed below when adjusting for prespecified covariates of baseline ventilation status and treatment site. The study did not demonstrate a statistically-significant difference on primary endpoint without statistical adjustment for these prespecified covariates.

Participants were enrolled between May and December 2020 at 10 U.S. hospitals and followed through day 60. Six of these hospitals had 24-hour presence of critical care physicians, fellows, and respiratory therapists in the ICU and were classified as tertiary care hospitals. The primary endpoint was prespecified by FDA as “alive and free of respiratory failure” at day 60. Secondary endpoints included survival and duration of hospital stay in patients who recover.

Across all patients, without controlling for ventilation status or treatment site, a 10-day shorter median hospital stay was seen in ZYESAMI-treated patients compared to placebo-treated patients (P=.025) and a small, but not statistically significant, advantage favoring ZYESAMI was seen on primary endpoint at day 60.

When controlling for ventilation status and treatment site, a significant advantage favoring ZYESAMI was seen (P=.018), with the largest effect in the subgroup of patients (n=98) treated by High Flow Nasal Cannula (HFNC), compared to those treated with mechanical or non-invasive ventilation at tertiary care hospitals. In this group, ZYESAMI patients had a 71% chance of successful recovery by day 28 vs. 48% in the placebo group (P=.017) and a 75% rate of successful recovery by day 60 vs. 55% in the placebo group (P=.036). Eighty-four percent (84%) of HFNC patients treated at tertiary medical centers with ZYESAMI survived to day 60 compared with 60% of placebo patients (P=.007). The finding that patients fared substantially better in tertiary care centers as compared to regional hospitals may be influenced by the intensity of the public health crisis at the regional hospitals that participated in the Intravenous Trial, with higher overcapacity in their ICUs, implementation of temporary ICU beds, and shortages of critical care staff.

NeuroRx hopes to file for and receive Emergency Use Authorization for ZYESAMI in the second quarter of 2021, which Emergency Use Authorization will provide NeuroRx with a year in which to complete the CMC, plant inspections, and advisory board requirements associated with traditional drug approvals.

ZYESAMI inclusion in NIH ACTIV3b/TESICO Clinical Trial for Critical COVID-19 and Respiratory Failure (ACTIV3b / TESICO)

ZYESAMI has been selected by the steering committee of the Therapeutics for Severely Ill Inpatients with COVID-19 (“TESICO”) protocol funded by Operation Warp Speed through the National Heart, Lung, and Blood Institute and the National Institute for Allergy and Infectious Disease of the National Institutes of Health (“NIH”). The protocol is part of the NIH Accelerating COVID-19 Therapeutic Interventions and Vaccines (“ACTIV”) public private consortium. This clinical trial anticipates enrolling 800 patients in study sites located in US, EU, and UK in a factorial design that will compare ZYESAMI to placebo and to Veklury (Remdesivir) both alone and in combination with ZYESAMI for the treatment of Critical COVID-19 with respiratory failure. The TESICO trial was approved by the FDA and the Advarra IRB in the first quarter of 2021 and recruited its first patient in April 2021.

ZYESAMI inclusion in I-SPY Clinical Trial for severe and critical COVID-19 with early or impending respiratory failure (I-SPY)

NeuroRx has signed a contract with Quantum Leap Healthcare Corporation for the inclusion of ZYESAMI in the I-SPY clinical trial platform, whereby inhaled ZYESAMI will be included as part of a panel of four drugs being tested as part of the I-SPY COVID-19 Trial, an adaptive platform trial for critically ill patients.

Phase IIb/III Clinical Trial for Inhaled ZYESAMI in Early COVID-19 (AVICOVID-2)

Although NeuroRx’s initial focus has been on the use of ZYESAMI in patients with Critical COVID-19 and respiratory failure (i.e., patients who require ventilation, extracorporeal oxygenation, or high flow nasal oxygen to survive), we have received permission from the FDA to test inhaled ZYESAMI in patients with early disease. We believe that inhaled drug will reach the ATII cells in the lung better than the intravenous drug, provided patients are still able to inhale normally and do not have inflammatory debris clogging the alveoli. NeuroRx has contracted with COVANCE, Inc. to provide Contract Research Organization support for this clinical trial. This clinical trial commenced in January 2021 and is expected to conclude by September 2021.

Clinical Trials of Aviptadil in other lung conditions

Clinical trials of Aviptadil in preparations not formulated by NeuroRx or Relief have been conducted and reported by others and are documented in the Aviptadil Investigational Medicinal Products Dossier (appendix). We are optimistic that the inhaled form of the drug may show benefit in other lung conditions as well. Phase II studies conducted in the 2008- time frame demonstrated statistically and clinically-significant benefits in the treatment of Sarcoid and Pulmonary Hypertension. Although initial trials in the treatment of pulmonary fibrosis failed, we intend to further explore treatment of both pulmonary and cystic fibrosis. In addition, we intend to address acute lung injury caused by involuntary smoke inhalation, as well chronic lung injury caused by smoking.

Market Opportunity for Our Products

ZYESAMI (Aviptadil)

ZYESAMI offers potential commercial opportunities across multiple disease areas, including Critical COVID-19, general ARDS (both in intravenous form), moderate COVID-19, COPD, Sarcoid (all in inhaled form), and other lung injury/disorders. In the United States, as of December 23, 2020, approximately 18,300,000 individuals have contracted COVID-19, and 323,000 individuals have died since March 2020. Assuming a mortality rate of 30%-40%, this translates to approximately 700,000 individuals treated in hospital intensive care units (“ICUs”) to date. The COVID-19 global pandemic has resulted in rapid adoption of any approved (e.g., under emergency use authorization) and acceptably priced treatment. Positive clinical data in support of emerging compounds has led to very swift changes in use, without the need for significant promotional efforts. Sales levels for such rapid adoption treatments can reach $0.5B-$1B of sales on an annual basis during the pandemic. Even with the recent advent of high efficacy vaccines, it is likely that a background level of severe COVID-19 infections will prevail, just as there is an annual toll of >500,000 hospitalizations and 25,000 deaths from seasonal flu, despite widespread vaccination.

Aside from the current COVID-19 pandemic, approximately 200,000 patients each year in the U.S. are admitted to the ICU for ARDS, and 75,000 die in the U.S. from ARDS annually. ZYESAMI may offer these patients an additional therapeutic option. The incidence of moderate COVID-19 cases is estimated at 4 times the incidence of Critical COVID-19. Should inhaled ZYESAMI demonstrate effectiveness in moderate COVID-19, inhaled ZYESAMI may become an early inpatient and ambulatory COVID-19 therapeutic.

In the US about 6% of individuals over 40 years of age are reported as being diagnosed with COPD. Expansion into such broader non-COVID-19 or critical care/ICU markets as COPD will be dependent on clinical programs that establish the benefit of ZYESAMI (Aviptadil) versus current agents, some of which reached annual sales of approximately $1-2 billion in the US, though many are now generic. Yet, a high level of unmet need remains, and consistently has led to combinations of products to better serve specific populations. Targeting narrowly defined, high unmet need sub-populations, may present attractive opportunities for ZYESAMI (Aviptadil) in this market.

CYCLURAD

In the United States, approximately 30 million people suffer from some form of depression and an additional 12 million people suffer from PTSD. Although having depression is linked to increased risk of mortality from cancer, heart disease and other comorbid conditions, the most common cause of death linked to depression is suicide. Suicide is the 10th most common cause of death in the United States and the third most common cause of death for children and adolescents.

Approximately 10% of those suffering from depression have a variant of the disease known as bipolar depression representing approximately 3.5 million Americans. The risk of acute suicidal ideation/suicidal behavior is uniquely high in patients with bipolar depression, compared to those with MDD, thought disorders and personality disorders. It is estimated that one in two patients with bipolar depression will attempt suicide and, tragically, one in five patients with bipolar depression will die from suicide. Thus, Severe Bipolar Depression with Acute Suicidal Ideation (“SBD/ASI”) has uniquely lethal clinical characteristics, on par with those of many cancers. Given that current treatment of SBD/ASI consists of psychiatric hospitalization and possible ECT, this condition represents a clear unmet medical need. This has been validated by the awards of Fast Track and Breakthrough Therapy designation by the FDA. Breakthrough Therapy designation is only awarded by the FDA to a select few drugs that target unmet medical needs in severe medical conditions and which have shown preliminary evidence of efficacy. According to published studies, Breakthrough Therapy designation is associated with a 50% reduction in development time to regulatory approval (4.1 vs. 8 years) and substantially higher rate of regulatory success on first submission (91% vs. 75%) compared to other drugs.

The majority of those suffering from depression have MDD. More than 150 million adults worldwide are suffering from MDD at any given time, according to a 2003 report by the World Health Organization titled Investing in Mental Health. Whereas bipolar depression is episodic and tends to be resolved in two to three months, MDD is characterized by chronic depression. According to the U.S. National Comorbidity Survey Replication published in 2007 (the “NCS-R”) more than 16 million adults in the United States, which represents approximately 6.8% of its entire adult population, will suffer from an MDD episode in a 12-month period. Furthermore, according to the NCS-R, approximately 45% of these cases can be classified as severe, and suicide is often a grave complication associated with depression.

ZYESAMI (Aviptadil) Mechanism of Action

Vasoactive Intestinal Peptide (“VIP”) was discovered by Professors Sami Said and Victor Mutt at the Karolinska Institute in 1970 and has been the subject of nearly 1,000 peer-reviewed publications. NeuroRx holds a non-exclusive license to the scientific and intellectual property developed by Dr. Sami Said via a license granted by the Research Foundation of the State University of New York. Although the license is non-exclusive, the Foundation has agreed that it will not grant any other licenses to Foundation Subject Matter that would allow any third-party to manufacture or offer for sale products or services for the treatment of COVID-19 during the term of the SUNY License Agreement (as defined below).

Understanding the mechanism of VIP involves a basic understanding of how the lung transmits oxygen from the air to the blood and carbon dioxide from the blood back to the air. The large airways of the lung (bronchi) branch into smaller units (bronchioles), finally ending in miniscule sacs (alveoli) where oxygenation happens. Alveoli are only able to stay open because they are lined with a detergent-like fluid called surfactant and it is the surface tension of this fluid that allows alveoli to stay open, just like the detergent in a soap bubble allows a miniscule drop of water to maintain its structure. Without surfactant, the lung is incapable of oxygenating, causing a lethal condition called Respiratory Distress.

Surfactant is produced by a small population of cells that comprise only 5% of the lining of the lung, called “Alveolar Type II” (“ATII”) cells. These ATII cells nourish the 95% of the lung cells that are largely passive in their function. ATII cells are specifically targeted by the Coronavirus because they have a specific receptor on their surface (“ACE2”) that binds to the spike of the virus. Once the virus binds ACE2, it enters the cell, takes over the nucleus of the cell and makes millions of copies of itself. The virus causes the cell to make inflammatory cytokines, which have lethal effects throughout the body. The virus ultimately causes the cell to rupture (cytopathy), thus releasing millions of virus particles that go on to infect more ATII cells and other cells elsewhere in the body.

VIP is uniquely targeted to protecting the ATII cell. Every species of mammal makes an identical form of VIP, suggesting that it has been essential for protecting the lung throughout evolution. In animal models, VIP protects the lung against smoke injury, against acid and other caustic chemicals, and against various infections. It does so by binding to a specific receptor on the ATII cell (“VPAC1”). In the context of COVID-19, as demonstrated in a pre-clinical study by Jonathan Javitt and Jihad G. Youssef, VIP blocks the replication of the Coronavirus in the ATII cell and the production of cytokines, prevents cell death and increases the cell’s production of surfactant.

VIP in detail

Figure 1: Anatomy of the Alveolus and its surfactant layer.

As life evolved from aquatic to terrestrial environments, the respiratory epithelium—responsible for exchange of oxygen and carbon dioxide—was required to adapt from contact with a nontoxic aqueous environment to constant contact with atmospheric gasses that are rapidly toxic to epithelial cells. This was achieved via the development of a surfactant layer that lines the air sacs of the lung and both protects the pulmonary epithelium from direct exposure to air while simultaneously maintaining patency of the air sac by creating the biological equivalent of a soap bubble inside each alveolus. The surfactant layer is maintained entirely by the ATII cell (Figure 1) and dysfunction or death of this cell population rapidly leads to alveolar collapse. Indeed, the first pulmonary manifestations of COVID-19 are characterized by a ground glass appearance on Chest x-ray, indicative of alveolar collapse accompanied by blood oxygen desaturation, well before the lung begins to fill with inflammatory transudates and debris.

COVID-19 pneumonitis and respiratory failure is caused by selective attack of the SARS-CoV-2 virus on ATII cells via their ACE2 surface receptors which are not present in alveolar type I cells (Figure 2). ATII cells occupy just 5% of the pulmonary lining but produce all of the surfactant required to maintain surface tension and achieve oxygenation (Figure 1). Viral replication triggers cytokine production and cytopathy (cell rupture), thus unleashing a lethal “cytokine storm.” Conventional anti-cytokine (particularly anti-IL6 monoclonal antibody “mab”) drugs have proven inadequate to absorb this cytokine load once produced.

The pleomorphic role of VIP in protecting the lung

Although named “Intestinal Peptide” as an accident of history, 70% of VIP is concentrated in the human lung (Figure 3), where it plays a number of protective roles as demonstrated in a pre-clinical study by Jonathan Javitt and Jihad G. Youssef. VIP has been conserved throughout evolution such that all mammals make VIP and there are no known variants. VIP plays a key role in human response to both inflammatory and caustic challenges to epithelium, particularly the pulmonary epithelium. The role of VIP in preventing or mitigating numerous forms of experimental lung injury is extensively documented and human trials have demonstrated an effect of VIP in treating ARDS related to sepsis, pulmonary Sarcoidosis, Pulmonary Hypertension, and various forms of asthma/allergy.

VIP binds to ATII cells via the VPAC1 surface receptor. Although its pharmacokinetics are short-lived, the only extended duration modification to VIP (Phase Bio PB1064) to enter the clinic is VPAC1-selective and demonstrated futility in the first 25 patients, with halted development.

Inhibition of viral replication in human pneumocyte (Calu-3) model: VIP was recently shown to inhibit SARS-CoV-2 replication in infected human Calu-3 cells and monocytes. Calu-3 cells are an appropriate model because they retain many properties of ATII cells, including the ability to make surfactant. Viral replication was assayed by quantitative RT-PCR at the Oswaldo Cruz Institute, a recognized Biocontainment Safety Level-3 laboratory using primers, probes, and cycling conditions recommended by the US Centers for Disease Control and Prevention (“CDC”) to detect SARS-CoV-2. VIP significantly reduced the SARS-CoV-2 RNA synthesis, achieving 33% and 45% inhibition at 5 nM and 10 nM, respectively (Figure 3). VIP at 1 nM completely blocked the SARS-CoV-2-mediated cytopathic effect, as measured by LDH levels in the cell culture supernatant).

Conditioned media from infected monocytes treated with VIP was administered to SARS-CoV-2 infected Calu-3 cells and resulted in a 50% reduction of virus replication in these cells. This finding suggests that VIP induced monocytes to release antiviral factors which may increase the resistance of neighboring cells to SARS-CoV-2 growth.

Figure 2: Infection of human type II cells with SARS-CoV. Human type II cells were cultured at an air-liquid interface so as to maintain their state of differentiation and infected with SARS-CoV-1. The viral particles (white arrows) are seen in vesicles near normal-appearing lamellar bodies and mitochondria. (courtesy of R Mason, National Jewish Hosp.)

Figure 3: Inhibition of SARS-CoV-2 replication in human Calu-3 cells incubated with VIP (left) and inhibition of cytopathy in those cells as measured by LDH liberation to the medium (right). Source Temerozo 2020.

Inhibition of Cytokine Synthesis: There is an extensive literature on the role of VIP in blocking cytokine synthesis in the ATII cell and VIP is shown to reduce production of TNFα in both ARDS and Sarcoid. Infected monocytes and Calu-3 cells produce large amounts of IL-6, IL-8, TNFα, and MIF relative to uninfected cells (15,4,12, and 18 times more). Treatment with VIP resulted in 66%, 50%, 66%, and 50% reduction (respectively) in those proinflammatory cytokines in vitro, implying that VIP may offer critical protection to inflamed lungs infected by the coronavirus.

Preservation of Surfactant: If the mechanism of ALI in SARS-CoV-2 infection was driven by cytokine-induced inflammation alone, steroids and other anti-inflammatory drugs might be expected to have some salutary effect. Lung injuries seen in COVID-19 are increasingly recognized as similar to those in premature infants where loss of surfactant, secreted by ATII cells leads to demise of premature infants despite mechanical ventilation. VIP increases the incorporation of methyl-choline into phosphatidylcholine—the major component of pulmonary surfactant—by enhancing the activity of the enzyme choline-phosphate cytidylyltransferase.

Inhibition of Cytopathy: In addition to empirical observations that VIP blocks coronavirus-induced cytopathy, there is a substantial literature which demonstrates that VIP is a proven inhibitor of activation-induced perforin, as well as of granzyme B and therefore actively contributes to the reduction of deleterious proinflammatory and cell death-inducing processes, particularly in the lungs. Caspase-3, has been identified as a key mediator of apoptosis in mammalian cells via its role in cleaving a variety of substrate proteins and inducing DNA fragmentation. In animal models of ALI, caspase activity is significantly increased compared to its activity in normal lungs and VIP is shown to suppress caspase activation.

Supporting Data Suggestive of Biological Effect

Phase 1 and 2 Clinical Data on the use of VIP in Pulmonary Disease

Phase 1 studies in patients with ARDS related to sepsis, a population with less than 50% survival probability, demonstrated clinical improvement in seven of eight patients and long-term survival in six (with the seventh dying from an unrelated myocardial infarction). Additionally, there were meaningful reductions in circulating TNF-α and improvement in blood oxygenation while on ventilator.

Following this acute care finding in phase 1, the sponsor at the time (Biogen) elected to focus on chronic lung disease and initiated phase 2 human studies in sarcoid, pulmonary fibrosis, pulmonary hypertension. Substantial reduction in cough and dyspnea was documented in sarcoid with inhaled aviptadil four times daily. A significant reduction in TNF-α, release from bronchial washing T cells was measured, along with a statistically significant reduction in CD4/CD8 ratio, a well-accepted measurement of immune response. Intravenous safety data is detailed in the IMPD and is on file with the FDA.

In brief, the No Adverse Effect Level as accepted by the FDA is 200µg/kg/day. The doses of aviptadil contemplated in this study are less than 10µg/kg/day, yielding a 20x threshold between the contemplated dose and the lowest possible toxic dose. The IMPD documents numerous safety studies in normal volunteers and efficacy studies in aviptadil has the potential to lower blood pressure and to cause diarrhea, both of which may be dose limiting side effects in some patients but are readily managed in an ICU setting.

Human Trials of ZYESAMI in COVID-19 with Respiratory Failure (COVID-AIV)

NeuroRx has completed a phase IIb/III randomized controlled trial of ZYESAMI vs. placebo (NCT 04311697), conducted under FDA Fast Track designation (the “Intravenous Trial”). The Intravenous Trial was conducted by NeuroRx, with support from Target Health, LLC, Covance Clinical Services, and Lavin Statistical Associates. Relief Therapeutics funded the cost of the first 144 patients through 28 days of follow-up, representing approximately half of the total costs required to conduct the clinical trial. NeuroRx funded the balance of the study costs. The Intravenous Trial was originally conceived by NeuroRx and approved by the FDA as a 28-day clinical trial. “Alive and free from Respiratory Failure at 60 days” (i.e. Recovery from respiratory failure (without relapse) with discharge from acute care and survival through the observation period) was the prespecified primary endpoint specified by FDA. Secondary endpoints included survival through day 60, the mean score on the NIAID severity scale, and median length of hospital stay. Following screening and informed consent, participants were randomly assigned in a 2:1 randomization to receive either three successive intravenous infusions of ZYESAMI or three successive infusions of placebo (normal saline).

In December 2020, prior to unblinding, NeuroRx recognized that one-third of the patients participating in the trial were still in the ICU at 28 days and notified the FDA of the need for a 60-day endpoint. The FDA amended its guidance to assess 196 participants to a primary endpoint at 60 days prior to patient-level unblinding. Site of care was added as a covariate after recognition prior to unblinding of disparity in overall mortality between tertiary and regional sites, triggered by the large number of COVID-related (i.e. non drug-

related) fatal Serious Adverse Events reports received from regional sites. Upon this recognition, the statistical analysis plan was revised and the FDA was notified. The FDA’s February 2021 guidance included a mandate to consider treatment site effects. These data were also shared in confidence with the National Institutes of Health in order to inform the decision of the TESICO investigators who elected a 90 day observation period for determining the primary endpoint.

Statistical significance when used herein is denoted by P-values. The P-value is the probability that the reported result was achieved purely by chance (for example, a P-value < 0.01 means that there is a less than 1.0% chance that the observed change was purely due to chance). Generally, a P-value < 0.05 is considered to be statistically significant and the basis for concluding that the trial showed an effect. The FDA has not explained how it will determine whether efficacy has been demonstrated in the context of an Emergency Use Authorization request.

As discussed above, in its February 2021 revised guidance, the FDA specified that outcomes of patients with Critical COVID-19 and respiratory failure be measured at 60 days. Therefore, we amended our primary, prespecified composite endpoint to “alive and free of respiratory failure at 60 days,” and the key secondary endpoints included survival through 60 days and improvement on the NIAID ordinal scale. The Intravenous Trial enrolled 196 participants and the last participant completed 60 days of observation on February 24, 2021. Across all patients and sites, ZYESAMI met the primary prespecified endpoint for “alive and free of respiratory failure” at day 60 (P = .02) and demonstrated a statistically significant increase in odds of survival through day 60, whether or not the participant was fully recovered (P = < .001), when data were analyzed in a statistical regression model that adjusts for baseline ventilation status and site of care (tertiary vs. regional hospital). A statistically-significant difference in these endpoints was not seen without adjusting for ventilation status or treatment site (regional vs. tertiary care hospitals), as discussed below. To NeuroRx’s knowledge, ZYESAMI is the first COVID-19 therapeutic to achieve these results in a randomized, double-blind multicenter trial. Although these results do not provide a guarantee that ZYESAMI will be deemed to be safe or effective for the treatment of COVID-19 and extensive clinical testing and regulatory approval will be required before ZYESAMI can be commonly prescribed for the treatment of COVID-19, on the basis of these findings, NeuroRx plans to apply for immediate Emergency Use Authorization and to submit an application for an NDA.

Two factors in addition to treatment (i.e. ZYESAMI vs. placebo) were seen to be statistically-significant in predicting day 60 success: whether the patient was initially treated with High Flow Nasal Oxygen vs. Mechanical or Non-invasive ventilation and whether the patient was treated in a tertiary care medical center vs. a regional hospital. The form of treatment is closely linked to severity of respiratory failure at baseline. The difference seen between outcomes at tertiary vs. regional hospitals may be influenced by the fact that the regional hospitals included in this trial enrolled their participants in the middle of the November 2020 – January 2021 COVID-19 surge and were severely resource constrained with 200% or more ICU overcapacity, staff shortages, and delays in admitting critically ill patients. Thus, the site of care differences observed in our clinical trial may not, in any way, be reflective of the outcomes to be expected from treatment with ZYESAMI if granted broad approval. Analysis of primary endpoint by subgroup was comparable in significance to analysis across all patients and site. Figure 4 provides an illustrative subanalysis.

In addition to the robust overall significance across all 196 treated patients at all 10 clinical sites, the prespecified subgroup analysis of alive and free of respiratory failure is clinically and statistically significant in the 127 patients treated by High Flow Nasal Cannula (“HFNC”) (P=.02) compared to those treated with mechanical or non-invasive ventilation regardless of treatment site. In this group, ZYESAMI patients had a 71% chance of successful recovery by day 28 vs. 48% in the placebo group (P = .017) and a 75% rate of successful recovery by day 60 vs. 55% in the placebo group (P = .036). Eighty-four percent (84%) of HFNC patients treated at tertiary medical centers with ZYESAMI survived to day 60 compared with 60% of those treated with placebo (P = .007).

Recovery from respiratory failure (without relapse) with discharge from acute care and survival through the observation period was the prespecified primary endpoint specified by the FDA for the study, originally intended to be assessed at 28 days and then extended to 60 days based on recently-published FDA guidance. The above analysis includes all 196 participants who were randomized and treated in the placebo-controlled, double-blind clinical trial (NCT04311697) conducted at 10 US hospitals. Treatment with ZYESAMI or placebo was in addition to standard of care treatment that included steroids, convalescent plasma, antiviral therapy, anticoagulants, and various anti-cytokine drugs.

Figure 4: Effect of baseline treatment on likelihood of achieving primary endpoint (alive and free of respiratory failure at day 60) as illustrated by marginal probability of success in logistic regression model.

Effect of Baseline NIAID score on subsequent outcome in ZYESAMI and placebo groups.

A key outcome by which recovery is assessed is the “NIAID Score,” which ranges from 8, representing a patient who is at home with no symptoms related to COVID to 1, for a patient who has died. NIAID of 2 or 3 represents a patient in respiratory failure, 4 or 5 represents a patient in the hospital but not in respiratory failure, 6 represents a patient not in acute care (either home or rehab) but requiring oxygen, and 7 represents a patient not in acute care with no oxygen requirement. FDA guidance considers a two-step improvement in NIAID to be clinically significant.

In addition to the prespecified analyses of primary and secondary endpoint, a secondary analysis was performed using baseline NIAID score as a stratification variable (NIAID 2 vs. 3). Differences in survival for ZYESAMI-treated patients were seen in both the NIAID=2 subgroup (58.6% vs. 0%; LR c²=10.5, p=.001) and also in the NIAID=3 subgroup (83.1% vs. 62.8%; LR c²=5.6, p=.03). When daily NIAID scores were split by baseline NIAID score, a significant advantage for ZYESAMI-treated patients was demonstrated independent of site of care among subjects with baseline NIAID scores = 2 (F1,106=4.75, p=.036), with patients on placebo showing primarily a downward trajectory and those on drug showing an upward trajectory (Figure 5). For subjects with baseline NIAID scores =3, across all sites of care, the between group difference over time reaches a trend level of significance (F1,34=4.75, p=.1) with both groups showing mean improvement over time. This difference becomes significant when the subgroup treated in tertiary care hospitals is considered.

Figure 5: Mean NIAID Score over 60 days stratified by baseline NIAID score.

The Treatment Emergent Adverse Event (TEAE) incidence is shown below for each system organ class and any preferred term with > 5% incidence; through day 28 post enrollment there were no significant differences between treatments overall or for any individual system organ class except for gastrointestinal disorders (two-sided Fisher Exact test p=value = 0.0002). The two specific system organ classes of interest (diarrhea, hypotension) plus infusion site reaction (redness, swelling) are highlighted below as part of all reported categories. More diarrhea was observed for ZYESAMI vs SOC (30.5% vs 1.5%) as was more hypotension (25.2% vs 18.5%). Last, there were more infusion site reactions 7 (5.3%) for ZYESAMI vs 1 (1.5%) for SOC. No unanticipated drug-related Serious Adverse Events (SAEs) including mortality were recorded.

ZYESAMI SOC (N=131) (N=726) (N=65) (N=308) # Patients # Events # Patients # Events ANY TEAE 92 (70.2%) 726 41 (63.1%) 308 BLOOD AND LYMPHATIC SYSTEM DISORDERS 14 (10.7%) 17 7 (10.8%) 9 CARDIAC DISORDERS 31 (23.7%) 66 10 (15.4%) 20 EYE DISORDERS 1 (0.8%) 2 1 (1.5%) 1 GASTROINTESTINAL DISORDERS 55 (42.0%) 82 10 (15.4%) 14 Diarrhea 40 (30.5%) 44 1 (1.5%) 1 GENERAL DISORDERS AND ADMIN SITE CONDITIONS 32 (24.4%) 42 12 (18.5%) 14 Multiple organ dysfunction syndrome 9 (6.9%) 9 4 (6.2%) 4 HEPATOBILIARY DISORDERS 4 (3.1%) 4 2 (3.1%) 2 IMMUNE SYSTEM DISORDERS 1 (0.8%) 1 0 0 INFECTIONS AND INFESTATIONS 29 (22.1%) 35 12 (18.5%) 14 COVID-19 13 (9.9%) 13 4 (6.2%) 4 INJURY, POISONING AND PROCEDURAL COMPLICATIONS 11 (8.4%) 15 5 (7.7%) 5 Infusion related reaction 7 (5.3%) 8 1 (1.5%) 1 INVESTIGATIONS 21 (16.0%) 121 7 (10.8%) 64 METABOLISM AND NUTRITION DISORDERS 24 (18.3%) 49 9 (13.8%) 25 Hyperkalaemia 13 (9.9%) 13 4 (6.2%) 4 MUSCULOSKELETAL AND CONNECTIVE TISSUE DISORDERS 6 (4.6%) 10 3 (4.6%) 4 NERVOUS SYSTEM DISORDERS 8 (6.1%) 11 4 (6.2%) 6 PRODUCT ISSUES 2 (1.5%) 3 0 0 Device leakage 1 (0.8%) 1 0 0 Device malfunction 2 (1.5%) 2 0 0 PSYCHIATRIC DISORDERS 18 (13.7%) 25 7 (10.8%) 14 Anxiety 6 (4.6%) 6 4 (6.2%) 4 RENAL AND URINARY DISORDERS 33 (25.2%) 39 12(18.5%) 18 Acute kidney injury 26 (19.8%) 27 9 (13.8%) 11 RESPIRATORY, THORACIC AND MEDIASTINAL DISORDERS 36 (27.5%) 97 19 (29.2%) 61 Acute respiratory distress syndrome 7 (5.3%) 7 2 (3.1%) 2 Respiratory failure 20 (15.3%) 22 10 (15.4%) 13 SKIN AND SUBCUTANEOUS TISSUE DISORDERS 3 (2.3%) 7 1 (1.5%) 8 SURGICAL AND MEDICAL PROCEDURES 3 (2.3%) 3 2 (3.1%) 2 VASCULAR DISORDERS 47 (35.9%) 97 19 (29.2%) 27 Deep vein thrombosis 15 (11.5%) 17 5 (7.7%) 6 Flushing 13 (9.9%) 19 2 (3.1%) 2 Hypotension 33 (25.2%) 43 12 (18.5%) 15 Hypotensive crisis 1 (0.8%) 1 1 (1.5%) 1

Prospective, administratively-controlled trial of ZYESAMI in highly comorbid patients with COVID-19 (High Comorbidity Open Label)

A second administratively assigned open label study of ZYESAMI vs standard of care in 45 patients conducted under an Expanded Access Protocol (NCT04453839) at the Houston Methodist Hospital has demonstrated 9-fold improvement in survival and recovery from respiratory failure in highly comorbid patients (P<0.001). The objective of this study was to determine the safety and efficacy of ZYESAMI in patients with Critical COVID-19 and Respiratory Failure in patients with severe co-morbidity. This study was conducted under FDA emergency use IND and EAP authority. Twenty-one patients were enrolled at Houston Methodist Hospital and compared to 24 concurrent patients who received Standard of Care treatment. No drug-related Serious Adverse Events were reported in association with ZYESAMI. Hypotension was seen in two patients and successfully managed with pressors according to standard ICU protocol without cessation of treatment. Diarrhea was seen in 4 ZYESAMI-treated patients compared to 3 control patients (19% vs. 10%; p=.2).

In this single center trial, a large and statistically-significant difference was seen in likelihood of recovery from respiratory failure in patients treated with ZYESAMI vs. those treated with Standard of Care. These non-randomized data are strongly supportive of the data obtained in the Intravenous Trial and provide additional insight into the use of ZYESAMI among patients whose condition was too severe to be included in the Intravenous Trial.

Figure 5A: Recovery from respiratory failure among intubated patients with high levels of comorbidity treated with ZYESAMI vs. placebo.

Further study of ZYESAMI-treated vs. placebo-treated patients on mechanical ventilation will be conducted under the federally-supported I-SPY and ACTIV 3b protocols, which are anticipated to enroll more than 800 patients.

Prospective trial of Inhaled Aviptadil for the treatment of Moderate and Severe COVID-19 (SAMICARE Expanded Access)

The above research focuses on the potential for ZYESAMI to increase the likelihood of recovery and survival in patients who are already in the ICU with COVID-19 respiratory failure, a highly lethal condition. There is reason to believe that the same mechanism by which ZYESAMI achieves a potential benefit in critically-ill patients may be applicable to patients with less severe forms of COVID-19. In this setting, inhaled use of ZYESAMI is more desirable because of the well-understood challenges of maintaining continual intravenous infusions and because of the known occurrence of diarrhea caused by intravenous aviptadil in 30% of patients. NeuroRx has been awarded IND 151070 by the FDA and has been advised by the FDA that no further nonclinical studies are required for the eventual submission of a New Drug Approval for inhaled ZYESAMI. The FDA has issued a “may proceed” letter for the SAMICARE trial of inhaled aviptadil, to be administered via a hand-held nebulizer in a placebo-controlled trial (NCT04360096). Enrollment in this trial began on April 15, 2021 and is expected to be concluded over six months. The cost of the trial will be approximately $15 million and will be funded by the proceeds of this transaction. The primary endpoint of the trial will be the percentage of patients treated with ZYESAMI vs. placebo who progress to respiratory failure. Secondary endpoints include blood oxygenation, shortness of breath, and distance walked in six minutes (a commonly used measure in respiratory disease trials).

Prospective trial of Inhaled Aviptadil for the treatment of Critical COVID-19 (I-SPY)

There may be a role for the treatment of patients with Critical COVID-19 and respiratory failure with inhaled rather than intravenous aviptadil. This potential use of ZYESAMI will be tested as an arm of the I-SPY platform clinical trial, supported by the US Department of Health and Human Services Biomedical Advanced Research and Development Authority (BARDA). NeuroRx has signed a Clinical Trial Participation Agreement with Quantum Leap Health Care Collaborative, the sponsor of the I-SPY COVID-19 Trial, and has agreed to contribute $1.5 million towards the cost of the trial. The I-SPY platform is designed to yield phase 2 results, in comparison to the above phase 3 trials. Should a positive finding be identified which suggests that inhaled ZYESAMI is beneficial in patients with Critical COVID-19, NeuroRx will need to discuss the path to seeking this label indication with the FDA and a second, confirmatory trial might be needed.

Human Case-Control Study of VIP Association with COVID-19 Survival

Plasma levels of VIP are elevated in patients with severe forms of COVID-19, compared to normal controls and elevation in VIP is correlated with severity of COVID-19 inflammation (r2 0.16; P<.01; Figure 6, Teremozo 2020) A case-control study was undertaken at the Oswaldo Cruz Institute in Rio de Janeiro in 25 patients with Critical COVID-19 and respiratory failure. VIP levels were correlated in survivors (n=12) vs. non-survivors (n=13) of those who received maximal intensive care with ventilation COVID-19 respiratory failure. A significantly higher level of VIP is documented among survivors (P<.05).

Figure 6: Case control study of VIP levels in survivors vs. non-survivors of Critical COVID-19. A two-fold higher level of plasma VIP was documented in survivors

Non-Clinical Safety Studies of Aviptadil Overview

NeuroRx has been granted rights to toxicology, clinical pharmacology and pharmacokinetics data assessed in humans and in four other species by Relief Therapeutics. These nonclinical data have been deemed by the FDA in written communication to be sufficient to support an NDA.

Relief’s predecessor company, Mondo Biotech undertook development of aviptadil in partnership with Biogen, Inc. and took joint advice from the FDA and EMEA. Three Type B meetings were conducted with the FDA between 2006 and 2010, which resulted in a complete package of nonclinical studies produced in four species (mice, rats, dogs, and primates) to support intravenous and inhaled use of aviptadil. Those studies, which have been filed under FDA IND 149,152 include pharmacokinetics, pharmacodynamics, safety pharmacology (cardiovascular), acute toxicity, repeat dose toxicity, reproductive toxicity, and local tolerance. The FDA has agreed in writing that all NDA-clearing non-clinical studies have been performed and has agreed to accept the non-clinical data on a rolling basis in advance of clinical safety and efficacy data.

Acute Respiratory Distress Syndrome

Open Label Dose Escalation Study

The objective of this Phase I study is to obtain preliminary data, in an open-label study, on the safety and efficacy of IV infused Aviptadil in patients with ARDS complicating sepsis.

The trial was conducted in patients with ARDS complicating the sepsis syndrome. Such patients may or may not have evidence of other organ dysfunction. Although a window of 24-48 hours often exists from the time sepsis/septic shock is diagnosed until severe lung and other organ injury occurs, organ injury may develop rapidly and some degree of lung injury may already be present when sepsis is first diagnosed. By limiting the study population to patients with antecedent or associated sepsis/septic shock excluding those with other risk factors for ARDS such as trauma, drug overdose, acid aspiration, and inhaled toxins, the study group was expected to be more homogeneous and well defined.

All patients entered into this trial had the diagnosis of ARDS in the setting of the sepsis syndrome, by recent consensus definitions. Patients were to be observed for a 24-hour period, during which time all inclusion criteria had to be met. If all criteria had been met once (not necessarily simultaneously), the patient was enrolled, and received the study drug within 12 hours of the entry criteria being fulfilled.

Main inclusion criteria were:

•	Sepsis / septic shock

•	ARDS

•	Hypotension

•	Inadequate organ perfusion or function

In the lower dose group with 50 pmol/kg/hr (5 patients), Aviptadil administration was stopped in one (bronchial obstruction due to hypersecretion considered to be unrelated to Aviptadil) and the dose halved in another (Hypotension). In a third case the administration was stopped early in order to keep some of the IV solution for analysis.

In the high dose group with 100 pmol/kg/hr (3 patients) Aviptadil administration was stopped in none. However, dose was transitorily reduced in two, due to hypotension (1 case) or to bigeminy (1 case).

Critical COVID-19 with Severe Comorbidity Expanded Access (High Comorbidity Open Label)

Open label Expanded Access Protocol NCT04453839

Through date of submission, 300 patients have been enrolled in this expanded access study of Critical COVID-19 with respiratory failure in patients with severe comorbidity who do not qualify for NCT04311697. To date, no drug-related Serious Adverse Events have been reported. This is not a prospective trial in that there is no comparison group. However, the safety information collected will become part of NeuroRx’s drug safety database and the efficacy endpoints identified might be viewed as supportive in a future FDA filing based on the randomized controlled trials discussed above. Seventy percent (70%) survival has so far been observed though 28 days, which is comparable to both drug and placebo survival seen in the phase IIb/III trial. Additional data from the Expanded Access Protocol have not yet been analyzed. This activity is being conducted by NeuroRx. As an Expanded Access Protocol, it is an FDA-recommended activity conducted during phase II/III. The only endpoints being collected are survival and freedom from respiratory failure at 60 days. However, there is no comparator arm of the study. Therefore, these data are expected to contribute to the safety database for ZYESAMI, but not to provide primary evidence of efficacy. Thus far, one IND safety report has been filed with FDA related to a patient who developed metabolic acidosis in association with diarrhea after being treated with aviptadil. The metabolic acidosis were treated without further sequelae.

Product Development and Manufacturing

Product Image/ Treatment Kit Definition

In IV form, ZYESAMI will be administered as three 12-hour intravenous infusions, on three successive days. Each ZYESAMI Treatment Kit (“3-pack”) will consist of three sterile 5ml glass vials of aviptadil, 100µg/ml with a validated crimp seal container closure system that is serialized and registered to a single patient as part of the Risk Evaluation and Management Strategy to be implemented by NeuroRx. Each treatment kit will contain plastic-embossed pharmacist weight/dosing tables. The infusion is delivered to the patient via a standard IV infusion pump found in every US hospital.

Dosing tables in the NeuroRx pharmacy manual document that the dose to produce 100 pmol/kg/hr is .333µg/hr. This represents the intermediate dose used in the ongoing phase 2/3 trial. Thus, 280µg of API is required for a 12-hour infusion in a 70 kg patient. NeuroRx will supply 5ml vials, containing 500µg of aviptadil acetate in 5ml 0.9% NaCl (i.e., 100µg/ml).This treatment kit may not provide sufficient drug for all patient weight categories at all doses. However, NeuroRx will provide a 100% rebate on any kit that is used to provide supplementary drug product to a patient whose weight is such that adequate drug substance cannot be obtained from a single treatment kit.

NeuroRx has collaborated with Nephron Pharmaceuticals, Inc. (West Columbia, SC) to initiate scaleup of ZYESAMI 100µg/ml in saline. At current production capability, NeuroRx can supply 10,000 patient courses of treatment per month. In addition to NeuroRx’s supply of drug substance from Bachem Americas, NeuroRx has now contracted with the Polypeptide Group (Torrance, CA) to supply aviptadil acetate (the drug substance or active pharmaceutical ingredient used to manufacture ZYESAMI) in substantially larger quantities. As used below, BOC and FMOC refer to different synthetic chemical paths in peptide synthesis. The BOC manufacturing process at Bachem Americas is limited to 120 grams of drug substance per month (approximately 60,000 patient treatment courses). The BOC process is also constrained by the use of hydrofluoric acid, a compound with deleterious environmental effects, the use of which is constrained by the US Environmental Protection Agency. NeuroRx has implemented development of the FMOC process in partnership with the Polypeptide Group. The FMOC process does not rely on hydrofluoric acid and yields production quantities of between 1KG and 5KG at substantially lower cost, thereby removing supply of drug substance as a material constraint.

Source and Manufacture of Drug Substance

A Drug Master File has been established with the FDA by Bachem Americas to which NeuroRx has been granted Right of Reference. NeuroRx contracted with Bachem Americas to supply 1 KG of aviptadil during the first quarter of 2021. NeuroRx has additionally contracted with the Polypeptide Group to supply FMOC-processed material starting in the second quarter of 2021. Both forms of aviptadil drug substance are the same acetate salt. The Polypeptide Group’s material has not yet been qualified by the FDA for human use and this qualification is anticipated as part of NeuroRx’s NDA for ZYESAMI. NeuroRx has contracted with the Polypeptide Group for the first 1 KG batch of aviptadil and as of April 2021, this material is in the process of being released to NeuroRx.

Basis for Formulation and Initial Stability

Currently, Aviptadil is supplied in normal saline for human use and, in this form, has demonstrated clinical benefit in open-label studies (Figure 7). Substantial time and resources have been invested in an improved formulation for aviptadil. The inventor, Dorian Bevec, MD, a former consultant to NeuroRx, led the inhaled use trials for sarcoid, asthma/allergy, and pulmonary hypertension, and observed the intravenous phase I trial. However, the lyophilized formulation that includes Polysorbate 80, sucrose, and mannitol is believed to result in peptide aggregation and was abandoned by Mondo Biotech in 2009. Addition of citrate buffer and EDTA causes decrease potency and purity by 28 weeks.

Bachem’s stress test data on aviptadil stated that aviptadil in saline is stable for at least 77 weeks at 5°C (Figure 7). These data were not successfully replicated by NeuroRx using modern, validated chromatography techniques at two different cGMP manufacturers. In January 2021, NeuroRx advised Relief Therapeutics that it was abandoning the RLF-100 formulation approach and embarking on a new approach in conjunction with Nephron Pharmaceuticals, Inc. (West Columbia, SC) and Nextar, LTD (Nes Tziona, Israel) in order to develop a long-term stable liquid formulation of ZYESAMI.

NeuroRx has additionally entered into a Feasibility Study and Material Transfer Agreement with TFF Pharmaceuticals, Inc. (“TFF”) in order to explore a “Thin Film Freezing” approach to developing a long-term stable product that might be directly suitable for inhalation as well as providing long term stability for reconstitution as a liquid product.

NeuroRx’s stockpile approaches, which may include freezing at -70°C, may include a lyophilization approach that does not lead to peptide aggregation, or other more modern vehicles that have been developed for short peptides. Extensive stress testing at various temperatures and concentration will be performed as part of our manufacturing scale-up plan development. However, there can be no guaranty that such techniques will be successful and NeuroRx may be forced to market forms of its drug with 90 day or shorter expiration dates while longer term stable product presentations are developed. In this event, profitability of the product may be impaired as a function of supply chain costs and the requirement to accept returns of outdated product from end-users.

As of May 20, 2021, Relief Therapeutics has not invested in the commercial cGMP formulation of ZYESAMI required for regulatory approval and commercialization. Relief has further not provided any information to NeuroRx that would lead to a stable cGMP formulation.

Figure 7: Purity and potency of aviptadil in saline vs buffer systems over 18 months

CNS PRODUCT PORTFOLIO: Acute Suicidal Ideation and Behavior in Bipolar Disorder

Background of the CNS Portfolio

NeuroRx’s CNS portfolio is based upon fundamental scientific discoveries of Professor Daniel C. Javitt, PhD, MD, a Professor of Psychiatry at Columbia University and co-founder of NeuroRx. In 1987, Javitt discovered the role of blocking the brain’s NMDA receptor (a molecule on the surface of brain cells) in producing psychosis. The discovery was made in the context of attempting to determine the molecular mechanism by which phencyclidine (angel dust: a once popular drug of abuse frequently added to cannabis)

caused acute psychosis in a high proportion of users. Javitt discovered that phencyclidine exerted its psychotogenic action by blocking the NMDA receptor and devoted the balance of his ongoing career to studying the brain chemistry of schizophrenia, depression, and related disorders. Javitt is one of the most widely published scientists in molecular psychiatry.

About 10 years after Javitt’s original discovery, it was learned that NMDA inhibition is the mechanism by which ketamine, dextromethorphan, and other NMDA antagonists exert their antidepressant effects. Javitt subsequently made the seminal observation that when an NMDA antagonist, specifically DCS, is combined with a traditional (serotonin-targeted) antidepressant or antipsychotic, the two drugs have a synergistic effect wherein antidepressant activity is enhanced and side effects are decreased. Javitt explicated the mechanism of this synergy in multiple non-clinical models. The discovery has led to a broad patent portfolio now owned by NeuroRx and to the development of NRX-101, the first investigational human drug targeting suicidal depression.

NMDAR-based treatment for bipolar depression

NRX-101 is a dual-targeted sequential therapy (the “NeuroRx Sequential Therapy”) consisting of an initial treatment with NRX-100 (IV ketamine) followed by 6-week treatment with NRX-101 (combined DCS and lurasidone). The treatment is intended for rapid stabilization of individuals with acute suicidal crisis related to acute exacerbation of depressive symptoms in individuals with bipolar disorder, followed by longer term stabilization to permit resolution of the crisis. The drug is intended for treatment of both depression and acute suicidal ideation and behavior (“ASIB”) in individuals with an acute depressive decompensation in Bipolar Disorder.

Background on the indication

Bipolar Disorder, formerly known as manic depressive disorder, is a well-established psychiatric diagnosis with a lifetime prevalence of 4.4% in adults in the United States. The risk of ASIB is uniquely high in patients during bipolar depressive episodes, compared to those with MDD, thought disorders, and personality disorders. Lifetime suicide behavior occurs in 25% to 56% of people with bipolar depression. About 40% of the nearly 50,000 annual deaths from suicide in the United States are associated with bipolar depression. Patients with bipolar depression are 20-30 times more likely to attempt suicide than the general population. Over the course of 5 years, 1 in 5 patients suffering from bipolar depression will attempt suicide. The overall rate of death by suicide among bipolar patients is 164 per 100,000 person-years, approximately 10-fold greater than the general population. Those who have attempted suicide are 2.3 times more likely to die by suicide than any other method. Thus, ASIB in bipolar depression has uniquely lethal clinical characteristics.

Current Treatment Options for ASIB in Bipolar Depression

Despite its lethal characteristics, there are no approved pharmacologic treatments for patients with ASIB in bipolar depression. As a result, ECT, often combined with inpatient psychiatric care, remains the only FDA-approved treatment for patients with ASIB in bipolar depression, despite ECT’s well-documented side effects that include memory loss and confusion, along with its high cost. In recent years, several combined D2/5-HT2a antagonists have been shown to have efficacy in treating bipolar depression (olanzapine/fluoxetine combination, quetiapine, and lurasidone) with treatment guidelines endorsing common use as first-line standard-of-care treatment in acute bipolar depression. While these medications are effective at reducing overall symptoms of depression, they do not specifically reduce suicidal ideation, as shown in recent clinical trials of lurasidone. Moreover, in these two studies, individuals with active suicidal ideation (Montgomery Asberg Depression Rating Scale, MADRS item 10 ≥ 4) were specifically excluded because of concerns regarding the possibility of exacerbating suicidality with these medications. Similarly, acutely suicidal patients are routinely excluded from clinical trials of other experimental anti-depressive agents. Thus, ASIB in bipolar depression represents a major unmet medical need that must frequently be treated with voluntary or involuntary hospitalization under highly supervised conditions and ECT.

Whereas all approved drugs for depression act primarily through monoaminergic mechanisms, the serendipitous discovery that ketamine has a rapid and profound effect on depression and suicidality led to the realization that the glutamate system and the N-methyl-D-aspartate receptor (“NMDAR”) may also play an important role in depression and suicidality. In this study, acutely suicidal and depressed bipolar patients will receive a single low dose of IV ketamine to determine clinical response. For patients who respond with an acute improvement of suicidality and depressive symptoms, the investigational product (“IP”) will be taken orally twice daily for up to six weeks to determine if NRX-101 may prolong the resolution of depressive symptoms and time to clinical relapse.

Rationale for Developing NRX Sequential Treatment

NRX-100, an IV infusion of ketamine to induce acute response, is taken in conjunction with NRX-101, a fixed-dose combination oral capsule composed of DCS and lurasidone to maintain remission from acute suicidality in acutely depressed bipolar patients. The NeuroRx Sequential Therapy takes advantage of the unique synergistic confluence of three FDA-approved drugs with long histories of safety: DCS, lurasidone and ketamine.

DCS is a broad-spectrum antibiotic approved for the treatment of tuberculosis (Seromycin, or Cycloserine). DCS has been used in millions of individuals without report of significant safety concerns. Its antidepressant effects were first noted as a serendipitous observation in individuals with co-morbid tuberculosis and depression receiving high-dose DCS treatment for anti-tuberculosis therapy and subsequently confirmed in a prospective investigation. However, these were not pursued further at the time because of the liability of DCS to induce significant psychotomimetic side effects when given at high dose. The interaction of DCS with the NMDA receptor was first demonstrated in 1989, leading to some interest in NMDAR blockers as potential antidepressant treatments. For example, both DCS and the related compound ACPC were shown to be active in mice, using the forced swim test for depression.

Figure 8: Effect of DCS on persistent depressive symptoms in MDD, when added to existing anti-depressants

High-dose (>500 mg) DCS was subsequently shown to reduce persistent depressive symptoms in patients with MDD despite adequate treatment with approved antidepressant agents. A slow DCS titration was used, with 250 mg/d X 3 days, followed by 500 mg/d for 18d (i.e., until end of week 3); followed by 750 mg/d for 1 week (i.e., until end of week 4), followed by 1000 mg/d (i.e., until end of study). In the study (Figure 8), significant beneficial effects were observed in 13 subjects vs. placebo control with SSRI-nonresponsive depressive symptoms. The improvements were manifest within two weeks and persisted throughout the six-week treatment period. These data suggest a >0.9 effect size. Statistical separation between groups was observed by end of week 4, i.e., within 1 week of initiation of a dose >500 mg/d. An unexpected finding of the study was that psychotomimetic effects of combined DCS and antidepressants were minimal, suggesting unexpected synergy between the two components of the treatment.

Figure 9: Effect of sequential ketamine and DCS treatment in acutely presenting bipolar depression patients receiving ongoing treatment with an atypical antipsychotic approved for treatment of bipolar depression. Top: Effect on depression ratings using the Hamilton Depression Rating Scale (HDRS, HAM-D). Bottom: Effect on suicidality as rated using the HAM-D suicidality item.

Lurasidone is an atypical antipsychotic with approval for the treatment of depressive episodes associated with bipolar depression in adults as a monotherapy and as an adjunctive therapy with lithium or valproate. Of the drugs in its class, lurasidone requires the lowest treatment dose and demonstrates the fewest side effects.

Ketamine HCl is a dissociative, rapid-acting general anesthetic for IV or intramuscular injection, approved for surgical anesthesia. Ketamine has a wide margin of safety. Its use for more than 12,000 types of operative and diagnostic procedures has been studied in over 10,000 subjects participating in 105 separate clinical studies. Ketamine has been shown in multiple randomized clinical trials to induce nearly immediate remission from depressive symptoms and also from suicidal ideation. However, the clinical effect has been demonstrated to diminish three days post-dose when used intravenously and 2 days post dose when the S-enantiomer is delivered intranasally.

Whereas ketamine is a direct NMDA channel blocker, which binds to the phencyclidine binding site, DCS in high doses has an NMDA-antagonist effect mediated through interaction with the glycine binding site. This effect is apparently unrelated to its properties as an anti-infective. By combining the potential of DCS to extend the anti-depressant effects of ketamine with the antipsychotic properties of lurasidone, the NeuroRx Sequential Therapy has the potential to stabilize individuals with bipolar depression during acute crisis and address a serious medical need.

NRX-100 (ketamine HCl, 0.5 mg/kg IV over 40 minutes) has been shown to induce acute reductions in suicidality and depression in patients with bipolar depression, relative to control. Numerous reports have documented a 50% reduction in the MADRS and a 75% reduction in suicidality following a single infusion of ketamine in patients with suicidal ideation and depression. While the repeat use of ketamine is not supported and may be contraindicated by the literature, DCS, when combined with Selective Serotonin Reuptake Inhibitor (SSRI) antidepressants in patients with treatment resistant depression, and when combined with atypical antipsychotics, in particular lurasidone, has shown separation from control and ability to maintain remission from suicidality and depression over 6 weeks with oral use (Figure 9).

Figure 10: Inhibition of NMDAR activity by DCS in the presence of glycine.

Preclinical observations

Cross-species translation of DCS effect is based upon plasma level, such that NMDAR antagonist effects are observed consistently at plasma levels >25 µg/ml (~250 µM) (Figure 10). This plasma level is achieved in rodents with doses >30 mg/kg and in humans with doses >10 mg/kg. Evidence for functional target engagement at these doses comes from 1) rodent behavioral studies, 2) clinical studies of DCS in schizophrenia, and 3) clinical studies of DCS in depression.

Effects of DCS on NMDAR activation were first evaluated in 1990 by Hood et al., 1989 who noted inhibition of NMDAR activation by DCS at doses similar to our proposed active dose. These effects were subsequently confirmed by Watson et al., 1990, and the issue of high-dose antagonist effects of DCS were extensively discussed by Lanthorn et al., 1994.

Figure 11: Effects of the NMDAR antagonist AP7 (top panel) and DCS (bottom 2 panels) on fear-induced startle, showing similar effect of the 2 agents, and effective doses of DCS at >30 mg/kg.

The majority of rodent behavioral studies conducted with DCS used doses of DCS of <10 mg/kg and observed mainly NMDAR agonist effects. However, two early studies evaluated doses of ≥30 mg/kg. The first of these evaluated effects of several NMDAR agonists, partial agonists, and antagonists in the rat potentiated startle effect. DCS, at doses of >30 mg/kg produced significant dose-dependent anxiolytic effects in the fear-potentiated startle assay (Figure 11 middle and lower) that were similar to those produced by the known NMDAR glycine-site antagonist 7-chlorokynurenate. The authors state as follows: “…the results of the present study show that D-cycloserine exhibits anxiolytic activity at higher doses, an effect consistent with antagonist activity,” and also argue for potential effectiveness of DCS in treatment of anxiety- and fear-related disorders including generalized anxiety disorder or PTSD.

Human PK of DCS

Figure 12. PK of DCS during treatment of TB. From Hung, et al. 2014

The PK of DCS in humans is well known based upon its long-standing use in the treatment drug-resistant TB. For example, Hung et al., 2014 evaluated plasma levels during treatment with different TB doses (Figure 12). As shown, clinical doses of 10 mg/kg (i.e., ~500-1000 mg depending upon body weight) produce plasma levels of ~25 µg/mL, which is the target dose in our development program. It is also known that DCS readily cross the blood-brain barrier and is found in cerebrospinal fluid (CSF) at concentrations similar to those observed in plasma.

Based upon animal data, we predict that DCS will have significant anti-NMDAR effects in humans at doses >500 mg, which correspond to doses that produce plasma levels >25 µg/mL.

NRX-101 Safety

Figure 13: Rodent neurotoxicity study showing “Olney lesions” induced by the NMDAR channel blocker MK-801 (light green regions). No significant neurotoxicity was observed for DCS. Source:

A major concern with use of agents that block the channel site of the NMDAR is their propensity to induce neurotoxicity within frontal brain regions (“Olney” lesions). This propensity for neurotoxicity has been observed with direct channel-blocking NMDAR agents, but has not been observed with any glycine-site modulator, such as NRX-101. The concern regarding neurotoxicity has caused FDA to issue new guidance for the development of NMDAR-targeted antidepressants, requiring neurotoxicity studies, according to FDA-agreed protocols. This element of NMDAR-targeted antidepressant use may become increasingly relevant in coming years, because drugs containing ketamine and dextromethorphan, two molecules with known neurotoxic potential in humans have been proposed for repeated administration in the treatment of depression.

NeuroRx took advice from FDA in 2016 and conducted a rodent neurotoxicity study according to a protocol agreed in advance between FDA and NeuroRx. The combination of the drugs for the NeuroRx Sequential Therapy (DCS, lurasidone, and ketamine) were tested according to this protocol and found to have no evidence of neurotoxicity (Figure 13) demonstrating safety factors of 4-fold, 16-fold and 7.4-fold for ketamine, DCS, and lurasidone, respectively. Each of the proposed drugs has a long history of safe use in humans, and their adverse event (AE) profiles are well characterized.

Figure 14. Relative effects of DCS and ketamine on rodent self-administration, showing a significant difference between ketamine and DCS, and no significant difference between DCS and saline. Source: Psychogenics, Inc.

Direct channel-blocking NMDAR-targeted antidepressants have shown substantial propensity for addiction and abuse liability, a propensity that has not been seen with glycine site modulators. This propensity may be related to theories that have been advanced indicating that such agents also bind to opiate receptors. DCS has also been investigated in a drug-abuse liability assay using intravenous self-administration. Both ketamine and S-ketamine are known to have significant abuse liability and support self-administration in rodents. Substantial abuse liability is also known in association with dextromethorphan. NeuroRx conducted a rodent abuse liability study in which, the relative abilities of ketamine, S-ketamine and DCS to support self-administration were investigated in animals trained to self-administer ketamine (Figure 14). As expected, both ketamine (gray bar) and S-ketamine (yellow bar) significantly replaced ketamine, consistent with high clinical abuse potential. DCS did not significantly replace ketamine in this assay, consistent with lack of reported clinical use despite >50 years of clinical use.

NeuroRx Sequential Therapy (NRX-100 Followed by NRX-101) for the Treatment of Acute Suicidal Ideation and Behavior in Bipolar Depression: the STABIL-B Study

An initial study was conducted to confirm the selected dosing levels for DCS and lurasidone and evaluate the NeuroRx Sequential Therapy approach. The study enrolled patients with severe bipolar depression and acute suicidal ideation and behavior. Severe depressive symptoms as defined as a score of 30 or higher on the Bipolar Inventory of Symptoms Scale (BISS) derived MADRS score (BDM). Active suicidal intent with or without plan, was defined as a score of 4 or 5 using the Columbia Suicide Severity Rating Scale (C-SSRS). In Stage 1, all subjects received treatment with a blinded infusion of ketamine (0.5 mg/kg) or saline. Response to Stage 1 was defined as 25% improvement in BDM, and C-SSRS ≤3. Responders to Stage 1 were entered into a 6-week double-blind comparison study of NRX-101 vs. lurasidone alone. The objective of the study was to demonstrate significant superiority of NRX-101 vs. lurasidone alone for maintenance of improvement and prevention of relapse following initial successful IV ketamine treatment.

Dosing: Target doses were used of 950 mg for DCS and 66 mg for lurasidone. Both compounds were titrated upwards over the initial 5-d of treatment. Flexible dosing was permitted to allow dose reduction for side effects, or dose increases for agitation.

Endpoints: The primary endpoint consisted of relative change in depression (BDM) score between NRX-101. Secondary endpoints included suicidality, as reflect in both C-SSRS score and clinician-rated global suicidality impression score (CGI-SS) and relapse.

Study results (figure 15):

Stage 1: Twenty-two (22) subjects entered Stage 1. Seventeen (17) were assigned to IV ketamine (NRX-100) and 5 to saline. All subjects showed significant response to treatment and were entered into Stage 2.

Stage 2: Data were analyzed for the 17 subjects who responded to IV ketamine in Stage 1. These subjects were randomized to either NRX-101 (n=12) or lurasidone along (n=5). Sequential treatment with ketamine/NRX-101 significantly reduced depression symptoms compared to sequential treatment with ketamine/lurasidone alone (p=.032) in a last-observation carried forward (LOCF) analysis. In a parallel MMRM analysis, a statistical difference of p=.09 was observed between groups. In addition, there were no relapses during NRX-101 treatment (0/12, 0%) vs. 2 relapses in the lurasidone alone group (2/5, 40%). The between-group significance level of p=.0735 was not significant but showed feasibility of detecting a difference with larger samples given a similar response pattern.

In LOCF analyses of secondary endpoints, a significant between-group difference was also observed both for suicidality score (C-SSRS) (p=.02) and for clinical-rated global impression of suicidality (CGI-SS) (p=.019). These findings suggest clinically noticeable between-group differences in liability for return of suicidality following initial ketamine treatment. Both effects were non-significant (p =.11; p=.15) on MMRM analysis.

Mean change in depression score

Figure 15: Change in depression (BDM) score during Stage 1 and Stage 2 of the STABIL-B study. All subjects improved significantly in Stage 1. In Stage 2, subjects assigned to NRX-101 showed no significant worsening of depression, or reversion toward pre-Study 1 baseline. By contrast, significant worsening was observed in the lurasidone alone group. The mean difference in BDM score through day 42 was 7.7 points (p=.032 between groups), which was considered a statistically large effect (d=1.60). Source: NeuroRx, unpublished data.

No significant treatment-related safety issues were observed in either group, and no deaths were reported in the study. Plasma DCS levels achieved during the study were within the range expected based on prior human PK studies.

Study interpretation

Overall, these results support continued development of NRX-101 for maintenance of clinical benefit in both depression and suicidality following initial successful treatment with IV ketamine. Significant between group differences were observed on LOCF analysis for both depressive symptoms, which was the prespecified primary endpoint, and for suicidality, which was a pre-specified key secondary endpoint. For suicidality, significant LOCF differences were observed not only for formal suicidality ratings, but also for clinical impression, suggesting clinically meaningful effect.

Although the differences were not significant in MMRM analyses, the magnitude of between-group differences suggested that a sample size of 72 subjects would be sufficient to achieve clinical significance given similar magnitude of effect. In addition, the study supported feasibility of the sequential NRX-100/NRX-101 treatment approach and supported continued use of the combined DCS/lurasidone formulation.

Ongoing Phase III clinical trial

An ongoing study is investigating effects of NeuroRx Sequential Therapy with IV ketamine (NRX-100) following by combined DCS + lurasidone (NRX-101) vs. ketamine-lurasidone alone. This study uses a more rapid titration schedule for DCS than was used in STABIL-B, which permits proposed therapeutic dosing levels to be obtained more rapidly. Otherwise, study methodology remains similar. The objective of the study is to replicate findings from both the Kantrowitz et al., 2015 study and STABIL-B trial showing rapid remission of symptoms on initial ketamine treatment, followed by maintained improvement throughout the 6-week NRX-101 treatment period. The primary hypotheses are that NRX-101 will be superior to lurasidone alone in maintenance of remission following initial successful ketamine treatment, as reflected both in a significant between-group separation on depression and suicidality scores as rated by the MADRS and C-SSRS scales, and in prevention of clinician-rated relapse.

The study is being conducted under a Special Protocol Agreement (SPA) with FDA, and the treatment has been granted breakthrough status. The study will enroll 72 subjects ages 18-65 who will be randomized 2:1 to NRX-101 vs. lurasidone. It is presently implemented at 4 treatment sites. Recruitment was halted in February 2020 due to concerns about COVID-19. We anticipate resumption of enrollment in the 1st quarter of 2021.

Clinical Objectives

Our clinical objective is to offer patients the clinical benefit of rapid reduction in symptoms of depression and suicidal ideation that has been observed with intravenous ketamine, while maintaining that benefit with a daily oral agent that does not have ketamine’s potential for abuse and psychosis. NRX-101 is designed to offer an oral, rapid-onset and sustained home-use therapy that can significantly extend ketamine’s proven anti-suicidal benefit and reduce the side effects of ketamine.

We believe that NRX-101 possesses potential development advantages over competing solutions, including:

•	Initial focus on bipolar depression. Competitors’ pipeline products are focused on MDD and exclude bipolar patients from clinical trials.

•

Use of non-toxic pharmaceutical ingredients for oral therapy. Ketamine and other NMDA blocking drugs are well-known to have the potential to cause brain cell death when abused (i.e. Olney Lesions) and recent FDA guidance requires that proposed NMDA-targeted antidepressants prove the lack of neurotoxicity on histological studies. NeuroRx has demonstrated that even at systemically-toxic doses of DCS in non-clinical subjects, no neurotoxicity is seen.

•

Lack of hallucinations and vomiting with NRX-101. Ketamine has been associated with hallucinations and other dissociative side effects in numerous clinical studies and, in its nasal form, a 20% incidence of vomiting. These side effects have not been seen in initial human studies of NRX-101.

•

Lack of habituation and addiction. Ketamine is a DEA schedule 3 controlled substance and known to be highly addictive. We have conducted industry-standard habituation studies which show no addiction potential for NRX-101 and there is no history of abuse of DCS in more than 60 years of human use.

NRX-102

The majority of patients with depression have MDD and PTSD, as opposed to bipolar depression. Whereas episodes of depression in bipolar disorder are episodic and tend to resolve in two to three months, depression is a chronic feature of MDD and PTSD. NRX-102, which involves a fixed dose combination of DCS with Mirtazapine, a currently-approved antidepressant. In the 2013 phase 2 study, clinical data demonstrate the potential efficacy of DCS in combination with SSRI antidepressant versus an SSRI antidepressant alone in treating patients with treatment-resistant MDD.

As a follow-on to NRX-101, we plan to pair DCS with Mirtazapine, (one of the SSRI antidepressants evaluated in the phase 2 study) or its isomers in a fixed-dose combination. We expect to continue the preclinical development of NRX-102 in the first half of 2021. Further, we have identified additional 5-HT2A antagonists that may be appropriately paired with DCS for Development of NRX-102 is further guided by preclinical data disclosed in our patents and publications which demonstrates that DCS may inhibit the akathisia induced by SSRI antidepressants.

NRX-201/202

Existing clinical data have shown DCS to be a useful initial therapeutic agent with which to target the glycine site on the NMDA receptor. However, DCS has mixed agonist/antagonist effects and its antagonist properties are only manifest at high doses of DCS. We have identified other small molecule NMDA antagonists that are effective at lower doses and may be paired in a 1:1 molar ratio with 5-HT2A antagonists in order to yield a dual-targeted pro-drug. Accordingly, we are engaged in initiating medicinal chemistry and rationale design initiatives in order to develop candidate prodrugs that will expand on the dual-targeted properties of NRX-101 and 102.

NRX-201/202 will target bipolar depression and MDD/PTSD, respectively, and are anticipated to replace the DCS component of NRX-101/102 with a molecule that is more specifically targeted than DCS at the same glycine site target. Our patent portfolio includes issued and pending claims for many such dual-targeted combinations.

Manufacturing and Distribution

We have partnered in the United States with Nephron Pharmaceuticals and in Israel with Nextar, LTD to manufacture our drug. Both are qualified cGMP manufacturers, inspected by the US FDA and, in the case of Nextar, by EMEA and the Israel Ministry of Health as well). We have also signed a contract with Cardinal Health (as defined below) to distribute our product nationwide.

Summary of NeuroRx Material In-licensing Obligations

NRX-100/101

Glytech Development and License Agreement

NeuroRx has entered into a Development and License Agreement with Glytech, dated May 2, 2016, which amended and restated an earlier agreement dated August 6, 2015, and which was further amended on four occasions by written agreements dated October 19, 2016, June 13, 2018, April 16, 2019 and December 31, 2020 (such agreement and all of its amendments, collectively, the “Glytech DLA”).

The License

Pursuant to the Glytech DLA, Glytech granted to NeuroRx an irrevocable, perpetual, exclusive (even as to Glytech) royalty-free license, with the right to sublicense, to use the Licensed Technology (defined below) to develop, manufacture and offer for sale drug products for the treatment of depression and suicide associated with bipolar disorder in humans, including all products containing (a) DCS (including metabolites and structural variants thereof) combined with an antidepressant agent or an antipsychotic agent (including but not limited to lurasidone), or (b) DCS (including metabolites and structural variants thereof) for treatment of all types of bipolar, depressive and/or anxiety disorders and/or symptoms thereof (“Glytech License”). The key composition of matter patent (U.S. Patent No. 10,583,138) that supports NeuroRx was assigned to NeuroRx by Glytech in January 2021 and is no longer the subject of a license grant under the Glytech DLA; and (2) Glytech agreed to transfer and assign the remainder of the Licensed Technology and the Excluded Technology (defined below) which are not essential for the manufacture or sale of NRX-101 – to NeuroRx for no additional consideration at any time upon receipt of written notice from NeuroRx if, on or prior to August 6, 2022, (i) the value of the Glytech equity holdings in NeuroRx (the “Glytech Equity”) has an aggregate liquidity value of at least $50 million for twenty (20) consecutive trading days immediately preceding any given date and (ii) there are no legal or contractual restrictions on selling all of the securities represented by the Glytech Equity then applicable to Glytech (or reasonably foreseeable to be applicable to Glytech within the following twenty (20) trading days).

Glytech also agreed to transfer and assign the Licensed Technology and the Excluded Technology to NeuroRx for no additional consideration simultaneously with the closing of a merger, acquisition or other transaction involving NeuroRx, where, as a result of such transaction, Glytech receives at the closing thereof, by virtue of its status as a stockholder of NeuroRx, at least $50 million in cash proceeds.

As used in this section of the Glytech DLA, the term “Aggregate Liquidity Value” for any given date means the sum of each trading day’s Daily Liquidity Value during the Eligible Measurement Period applicable for such date, and “Daily Liquidity Value” for any particular trading date means the aggregate proceeds Glytech would receive if it sold that number of shares of Glytech Equity on such trading date equal to 5% of the total number of shares of NeuroRx Stock or Successor Stock sold on such trading date. “Licensed

Technology” means the patent rights and know how that disclose, describe or claim subject matter relating to use of DCS in combination with one or more antidepressants or one or more atypical antipsychotics (e.g., lurasidone) that are controlled by Glytech or its affiliates. “Excluded Technology” means any other patent right and knowhow owned by Glytech that does not relate specifically to compositions containing either DCS or lurasidone.

NeuroRx Obligations

The Glytech DLA imposes certain obligations on NeuroRx in connection with maintaining the Glytech License, which include:

•

NeuroRx is required to pay to Glytech a fixed annual support payment in the amount of $250,000 per year and to reimburse reasonable, documented travel expenses not exceeding $50,000 per year to support travel to meetings related to patent prosecutions.

•	NeuroRx has assumed responsibility for the payment of ongoing patent prosecution costs and related costs required to perfect the Licensed Technology and related intellectual property rights.

•

Prior to the assignment of the Licensed Technology and Excluded Technology by Glytech to NeuroRx (such date, the “Assignment Date”), NeuroRx is required to pay or reimburse Glytech for the full costs of defending any patent rights included in the Licensed Technology and Excluded Technology.

•

Prior to the Assignment Date, NeuroRx has an obligation to institute, prosecute and control any action or proceeding with respect to any suspected or actual infringement or misappropriation by a third party of any Licensed Technology and Excluded Technology at its own expense. After the Assignment Date, NeuroRx will be the owner of the Licensed Technology and the Excluded Technology, and as such will have full discretion in the institution and prosecution of any infringement action involving the Licensed Technology and the Excluded Technology.

•

NeuroRx has agreed to indemnify Glytech and certain related parties from and against any liability or expense (including attorneys’ fees) resulting from suits or claims by any third party arising out of (i) NeuroRx’s, or its permitted sublicensee’s, sale or experimental use of products developed from any advice or assistance provided by Glytech hereunder; or (ii) the death of or injury to any person or any damage to property, arising from the development, manufacture, marketing, sale or use of any Product developed from the Licensed Technology. NeuroRx’s obligation to indemnify Glytech does not apply to any losses arising from the gross negligence or willful misconduct of Glytech or its related parties or any breach by Glytech of the Glytech DLA.

Glytech Termination Rights

The term of the Glytech DLA continues for an indefinite period unless terminated by one or both parties in accordance with its terms. Glytech has an independent right to terminate the Glytech DLA in the event that (a) NeuroRx is in material breach of the Glytech DLA, including material breaches of the obligations set forth above, and does not rectify such breach within thirty (30) days of notification (unless such breach is not capable of rectification within such thirty (30) day period and NeuroRx acts diligently in a commercially reasonable manner to correct such breach) or (b) if NeuroRx becomes insolvent or has proceedings in voluntary or involuntary bankruptcy instituted against it.

If Glytech terminates the Glytech DLA, then the Glytech License is withdrawn and NeuroRx is required to transfer and assign all of its assets to Glytech, including without limitation any inventions, patent rights and knowhow developed by NeuroRx from the Licensed Technology and all data and research, in whatever format, relating to the Licensed Technologies and the Products.

NeuroRx is currently in compliance with its obligations under the Glytech DLA.

Sarah Herzog Memorial Hospital License Agreement

NeuroRx entered into an Exclusive License Agreement with SHMH, dated April 16, 2019 (the “SHMH License Agreement”).

The License

The SHMH License Agreement grants NeuroRx an exclusive, worldwide, royalty bearing license to U.S. Patent No. 9,789,093, certain patent applications pending at that time as well as subsequently filed patent applications in the same priority families, and patents issuing therefrom, including corresponding foreign patents and patent applications (together, the “Licensed Patents”), to develop, manufacture, offer for sale and otherwise commercialize drug products for the treatment of depression and suicide associated with bipolar disorder in humans, including all products containing (a) DCS (including metabolites and structural variants thereof) combined with an antidepressant agent or an antipsychotic agent (including but not limited to lurasidone), or (b) DCS (including metabolites and structural variants thereof) for treatment of all types of bipolar, depressive and/or anxiety disorders and/or symptoms thereof. NeuroRx has the right to grant sub-licenses, subject to the agreed sub-licensing procedure, but is liable to SHMH for any breaches of a sub-license by a sub-licensee.

NeuroRx Obligations

NeuroRx is required to make certain payments in order to maintain the license, including:

Milestone Payments

End of Phase I Clinical Trials of Licensed Product	$100,000
End of Phase II Clinical Trials of Licensed Product	$250,000
End of Phase III Clinical Trials of Licensed Product	$250,000
First Commercial Sale of Licensed Product in U.S.	$500,000
First Commercial Sale of Licensed Product in Europe	$500,000
Annual Revenues Reach $100,000,000	$750,000

The milestone payment due above may be reduced by 25% in certain circumstances, and by the application of certain sub-license fees.

Royalties

A royalty in an amount equal to: (a) 1% of revenues from the sale of any product incorporating the Licensed Patents when at least one Licensed Patent remains in force, if such product is not covered by a Valid Claim in the country or region in which the sale occurs, or (b) 2.5% of revenues from any product incorporating the Licensed Patents that is covered by at least one Valid Claim in the country or region in which such product is manufactured or sold. A ‘Valid Claim’ means any issued claim in the Licensed Patents that remains in force and that has not been finally invalidated or held to be unenforceable. The royalty rates above may be doubled if NeuroRx commences a legal challenge to the validity, enforceability or scope of any of the Licensed Patents and does not prevail in such proceeding.

Royalties shall also apply to any revenues generated by sub-licensees from sale of licensed products subject to a cap of 8.5% of the payments received by NeuroRx from sub-licensees in connection with such sales.

Annual Maintenance Fee

A fixed amount of $100,000 is due on April 16, 2021 and, thereafter, a fixed amount of $150,000 is due on the anniversary of such date during the term of the SHMH License Agreement.

Costs of Licensed Patents

NeuroRx is required to reimburse SHMH for any costs incurred in filing and prosecuting the Licensed Patents during the term of the SHMH Agreement. NeuroRx is also responsible for paying directly any ongoing costs associated with the maintenance of the Licensed Patents.

Other Obligations

The SHMH License Agreement imposes certain other obligations on NeuroRx, including:

•	The use commercially reasonable efforts to develop, test, manufacture, obtain regulatory approval for and actively market at least one product using the Licensed Patents.

•

The indemnification of SHMH and certain of its affiliates against any claims, proceedings, and liabilities, including legal expenses, resulting from any third party claims arising from (i) the development, manufacture, marketing, sale or use of products incorporating the Licensed Patents or (ii) arising from any material breach of the SHMH License Agreement. The indemnification obligation does not apply to the extent of the gross negligence or misconduct of SHMH or its affiliates.

•

The maintenance at Company expense of clinical trial and general commercial liability insurance in amounts not less than one million U.S. Dollars ($1,000,000.00) per occurrence/aggregate of three million U.S. Dollars ($3,000,000.00) for death or personal injury and one million U.S. Dollars ($1,000,000.00) per occurrence/aggregate of three million U.S. Dollars ($3,000,000.00) for property damage, with SHMH named as an additional insured under such policies.

•	Record keeping and reporting requirements.

The Licensed Patents are at risk if NeuroRx fails to fulfill its payment and other obligations under the SHMH License Agreement, including the obligations described above. NeuroRx is currently in compliance with its obligations under the SHMH License Agreement.

SHMH Termination Rights

The term of the SHMH License Agreement continues until the expiration of the last-to-expire Licensed Patent or a final judgement invalidity or unenforceability of the last Licensed Patent.

SHMH has the independent right to terminate the SHMH License Agreement in the event that NeuroRx (a) is in material breach and does not rectify such breach within sixty (60) days of written notification of such breach or (b) becomes insolvent, or has proceedings in voluntary or involuntary bankruptcy instituted against and such proceeding is not set aside within sixty (60) days. If NeuroRx makes an application or claim that challenges the validity, enforceability or scope of any of the Licensed Patents, SHMH also has the right to terminate the SHMH Agreement in respect of the Licensed Patent(s) that are included in such proceeding.

Upon termination of the SHMH License Agreement, the license to use the Licensed Patents will terminate, and all rights included therein shall revert to SHMH.

As of the date hereof, NeuroRx has not received any notice from SHMH alleging any material breach of the SHMH License Agreement by NeuroRx.

Aviptadil/ZYESAMI

State University of New York License and Option Agreement

NeuroRx has entered into a written License and Option Agreement as described below with The Research Foundation For The State University of New York (the “Foundation”), dated September 1, 2020 (the “SUNY License Agreement”).

The License

Pursuant to the SUNY License Agreement, the Foundation has granted to NeuroRx a revocable, non-exclusive, worldwide license, without the right to sublicense, with royalties paid for 2 years, to use Foundation Subject Matter (defined below) to develop, manufacture and offer for sale products and/or services for the therapeutic treatment of COVID-19 in humans and/or COVID-19 associated respiratory failure. Although the license is non-exclusive, the Foundation has agreed in writing that it will not grant any other licenses to Foundation Subject Matter that would allow any third-party to manufacture or offer for sale products or services for the treatment of COVID-19 during the term of the SUNY License Agreement.

“Foundation Subject Matter” means the technical information and material that are owned by Foundation, and all other intellectual property, including scientific and clinical information and data, protocols, trademarks, and trade secrets associated with or relating to (a) the therapeutic uses of the Foundation Subject Matter to treat COVID-19 in humans and/or COVID-19 associated respiratory failure (the “Primary Field Use”) and (b) the therapeutic or prophylactic uses of the Foundation Subject Matter to treat other human pulmonary disorders, including Adult Respiratory Distress Syndrome (ARDS) and sepsis (the “Alternative Field Use”). Such technical information and materials include know-how, formulations, knowledge, compositions, methods, processes, and procedures pertaining to the isolation, preparation, formulation, and/or administration of vasoactive intestinal polypeptide (VIP) for the treatment of a human disorder, which includes the Investigational New Drug (IND) application entitled “Vasoactive Intestinal Peptide (VIP) in the Adult Respiratory Distress Syndrome”, Hussein Foda, MD, Investigator; State University of New York at Stony Brook, Sponsor.

The term of the SUNY License Agreement is two (2) years from the date of the agreement (the “Term”) during which period, the parties are expected to negotiate a superseding royalty-bearing license for the Primary Field Use. The royalty rate and other terms and conditions contained in any such superseding license will be negotiated by the parties taking into account the prevailing circumstances and consistent with industry standards. If the parties are unable to reach agreement on the terms and conditions of the superseding license, the current license will terminate at the end of the Term unless otherwise agreed.

The Option

The SUNY License Agreement also grants an exclusive option to NeuroRx to negotiate for a commercial royalty-bearing, worldwide license with the right to sublicense, to manufacture and offer for sale products and/or services that encompass the Foundation Subject Matter for the Alternative Field Use. During the Term, the Foundation has agreed to refrain from offering any commercial rights whatsoever in Foundation Subject Matter for the Alternative Field Use to any third party. However, if NeuroRx exercises its option and the parties are unable to agree to terms and conditions for a royalty bearing commercial license within 60 days, the option will automatically terminate and NeuroRx will have no rights to Foundation Subject Matter in the Alternative Field Use.

NeuroRx Obligations

The SUNY License Agreement imposes certain obligations on NeuroRx in order to maintain the license, including the following:

•	A fixed maintenance fee in the amount of fifty thousand U.S. dollars ($50,000.00) is due to the Foundation on September 1, 2021.

•	NeuroRx is required to diligently pursue the development and commercialization of the Foundation Subject Matter through the implementation of an agreed Development & Commercialization Plan.

•

NeuroRx must indemnify and hold harmless the Foundation and certain of its affiliates against any liability, damage, loss or expense (including reasonable attorneys’ fees) incurred in connection with any claims or actions arising out of (i) the development manufacture, marketing sale or use (in commerce or human clinical trials) by NeuroRx or its affiliates of any product, process or service relating to, or developed pursuant to, the SUNY License Agreement; or (ii) any other activities carried out by or on behalf of NeuroRx pursuant to the SUNY License Agreement. Such indemnity does not apply if the liability, damage or loss is attributable to the negligent activities of the Foundation or its affiliates.

•

NeuroRx is required, at its sole cost and expense, to procure and maintain policies of comprehensive general liability insurance in amounts not less than five million U.S. Dollars ($5,000,000.00) with the Foundation named as an additional insured under such policies.

•

NeuroRx is required to maintain full and accurate books and records, which the Foundation has the right to inspect, and to provide semi-annual reports, including the status of NeuroRx’s progress with the agreed plan for development and commercialization of the Foundation Subject Matter.

•	NeuroRx is required to comply with all applicable laws, including export controls regulations.

NeuroRx is currently in compliance with its obligations under the SUNY License Agreement.

SUNY Termination Rights

The Foundation has the right to deliver a default notice if NeuroRx commits a material breach of the SUNY Licensee Agreement. If Company is unable to cure such default within thirty (30) days following notice and provide adequate assurance of future performance, then the Foundation may terminate the SUNY License Agreement. The SUNY License Agreement terminates automatically if NeuroRx: (i) ceases to attempt to carry on its business with respect to the rights granted in such agreement; (ii) becomes insolvent; (iii) makes an assignment for the benefit of creditors; or (iv) challenges the validity or enforceability of such Agreement before any court, arbitrator, or other tribunal. Upon termination of the SUNY License Agreement for any reason, NeuroRx must cease all use of Foundation Subject Matter.

As of the date hereof, NeuroRx has not received any notice from the Foundation alleging any material breach of the SUNY License Agreement by NeuroRx.

US Government Rights

The license granted by the Foundation is subject to the rights of the United States Government, if any, resulting from any funding of the Foundation Subject Matter by the United States Government. This may include (i) reserving to the United States Government, a royalty-free, non-exclusive, non-transferable license to use the Foundation Subject Matter and (ii) requiring that any products produced using the Foundation Subject Matter that are used or sold by NeuroRx in the United States must be manufactured substantially in the United States unless a waiver under 35 U.S.C. Section 204 is granted by the appropriate United States government agency.

Binding Collaboration Agreement with Relief Therapeutics

NeuroRx has entered into a Binding Collaboration Agreement, dated as of September 18, 2020 (the “Relief Agreement”), with Relief Therapeutics Holding AG and its wholly owned subsidiary Therametrics Discovery AG (collectively “Relief”).

The Collaboration

The Relief Agreement establishes the terms under which NeuroRx and Relief will collaborate and assist each other to maximize revenues in their respective territories from the sale of aviptadil (the “Relief Product”), for intravenous and inhaled use primarily in the treatment of COVID-19 related conditions. The NeuroRx territory includes the United States, Canada, and Israel. The Relief territory includes the European Union, Switzerland, Iceland, Norway, the United Kingdom, the Channel Islands, Liechtenstein, Monaco, Andorra, San Marino and Vatican City. The collaboration will be conducted on an exclusive basis and the parties have agreed not to develop or commercialize any drug product that may be competitive with the Relief Product.

The Relief Agreement provides that Relief fund the costs associated with the clinical trials and development of the inhaled Relief Product in the United States, which will be conducted and managed by NeuroRx. NeuroRx is responsible for ensuring that the cost of the clinical trials and development activities do not exceed the budget contemplated accepted by the parties by more than thirty percent (30%).

The Relief Agreement also provides options for the parties to develop the Relief Product to treat health conditions outside the COVID-19 zone and for the commercialization of the Relief Product outside the parties’ respective territories.

The other assets that the parties bring to the collaboration include:

Relief:

•	funding for clinical trials, formulation and stability of the Relief Product, and purchasing supplies for drug manufacturing;

•	U.S. Patent No. 8,178,489, and related Patents and corresponding foreign patents;

•	U.S. and European Union Orphan Drug Designations related to ARDS, sarcoidosis, and pulmonary hypertension;

•	EU-compliant toxicity file and preclinical data; and

•	Clinical Phase 2 data from prior in-human trials conducted in the EU.

NeuroRx:

•	U.S. regulatory information;

•	Authorized application, and information included in, or pursuant to, United States IND 149,152 or United States IND 151,070 and related documents;

•	GCP clinical trial structure with multiple qualified study sites, data monitoring, institutional review board, active protocols, and ongoing data collection;

•	Manufacturing and cGMP formulation and stability data for the Relief Product; and

•	Qualification through SAMS and teaming agreements with BARDA preferred partners.

For U.S. regulatory purposes, NeuroRx will be the sole applicant on any NDA or other application for a regulatory license submitted to the FDA with respect to the Relief Product. However, the parties will jointly control all material decisions related to any NDA and any related matters.

Funding by Relief Therapeutics

The Relief Agreement provides that Relief fund the costs associated with the clinical trials and development of the inhaled Relief Product in the United States, which will be conducted and managed by NeuroRx. NeuroRx is appointed to direct, design, and implement the entire pathway for US drug approval for the Relief Product. Pursuant to the Relief Agreement, NeuroRx is responsible for not exceeding the Relief Product trial budget of $8.3 million by more than 30% (approximately $10.7 million) for the original sample size of 144 participants (the “Initial Budget”). In October 2020, the study’s Data Safety Monitoring Board and statistical consultant advised NeuroRx to increase the size of the study to at least 200 participants, resulting in an additional $4 million in potential study costs. The Relief Agreement states that costs of drug formulation, manufacture, CMC, stability, etc., are not included within Initial Budget, however, Relief is required to fund the costs of formulation, stability, and manufacturing at MedisourceRx, Bachem, and Nephron Pharmaceuticals.

The Relief Agreement states that in the event Relief does not approve additional overages to the Initial Budget, NeuroRx shall be free to bring in other parties in order to complete the Relief Product study. The Relief Agreement further provides for Relief to fund the costs associated with the clinical development of the inhaled Relief Product in the United States in reliance upon NeuroRx’s agreement to conduct, manage, supervise and oversee its clinical development. Should Relief not fund the costs associated with the clinical development of the inhaled Relief Product in the United States, then NeuroRx shall have the freedom to bring a replacement investor.

As of May 20, 2021, Relief has reimbursed NeuroRx for approximately $10.9 million of expenses, but has not paid approximately $4 million in invoiced costs associated with conduct of the Relief Product clinical trial, reformulation, and manufacture of ZYESAMI. Additionally, as of May 20, 2021, Relief has not funded the costs of the inhaled trial. NeuroRx has advised Relief that NeuroRx is funding those costs with capital provided by other investors. This lack of funding on the part of Relief, therefore, does not negatively impact NeuroRx’s ability to continue development of ZYESAMI. NeuroRx reaffirms its commitment to honoring its collaboration agreement with Relief Therapeutics and is committed to resolving these issues with Relief Therapeutics in an amicable manner, although these circumstances may lead to a dispute with Relief Therapeutics regarding what share of profits Relief Therapeutics should be entitled to receive based upon its reduced participation in the project.

Sharing of Intellectual Property

Under the Relief Agreement, each party has a broad right to use the other party’s intellectual property to develop and commercialize the Relief Product in its respective territory. To the extent necessary, each party is required to grant, or obtain from third parties, cross-licenses to allow the other party to use its intellectual property in the other party’s territory.

Each party will continue to own the intellectual property it possessed prior to the collaboration, and any intellectual property that is developed jointly by the parties relating to the Relief Product will be owned jointly by the parties and each party will have the right to use any joint intellectual property in its territory. Each Party is responsible for filing and prosecuting applications for patents, trademarks and other intellectual property in their respective territories and for the protection, maintenance, and enforcement of such intellectual property in such territory.

Commercialization

Under the Relief Agreement, each Party will develop a commercialization plan for the Relief Product in its territory, which is subject to approval by the other party, and each party is obligated to use commercially reasonable efforts to commercialize the Relief Product in its territory consistent with the approved commercialization plan. Each party will have full rights to commercialize the Relief Product in its territory, subject to the approved commercialization plan, including the right to work with licensees, distributors, research organizations, marketing organizations and other third parties. Each party has agreed not to commercialize the

Relief Product in the other party’s territory. Relief retains the right to identify commercialization partners for countries outside the parties’ territories, and any arrangements with such commercialization partners will be subject to the terms of the Relief Agreement.

Division of Profits

Pursuant to the terms of the Relief Agreement, the parties will share the net profits from the sale of the Product as follows:

	NeuroRx Share	Relief Share
NeuroRx Territory	50%	50%
Relief Territory	15%	85%
Rest of the World	20%	80%

Each party is required to maintain books and records sufficient to confirm the net profits generated from the sales of Relief Product in their respective territories and each party has the right to audit the other party’s books and records. The net profits will be calculated after reimbursement to Relief for the cost of any supplies funded by Relief in connection with the manufacturing of the Relief Product.

NeuroRx’s share of the profits from the NeuroRx territory could be at risk if NeuroRx does not achieve at least 70% of the sales targets agreed from time to time by the parties (absent macroscopic changes in the market environment), in which case, Relief has the right to engage an outside sales entity to manage U.S. sales.

As described above in the section titled “—Funding by Relief Therapeutics” and elsewhere in this proxy statement / prospectus / consent solicitation statement, NeuroRx reaffirms its commitment to honoring its collaboration agreement with Relief Therapeutics and is committed to resolving these aforementioned issues with Relief Therapeutics in an amicable manner, although these circumstances may lead to a dispute with Relief Therapeutics regarding what share of profits Relief Therapeutics should be entitled to receive based upon its reduced participation in the project.

Cardinal Health Distribution Agreement

NeuroRx has entered into an Exclusive Distribution Agreement with Cardinal Health 105, Inc. (“Cardinal Health”), having an effective date of September 25, 2020 (the “CHDA”). Under the CHDA, NeuroRx appointed Cardinal Health as the exclusive third-party logistics distribution agent, and as an authorized distributor, of certain NeuroRx’s products (the “Products”) in the United States and its territories, possessions and commonwealths.

The Services

Under the CHDA, Cardinal Health will provide services to NeuroRx including, without limitation, storage, distribution, returns, customer support, financial support, EDI and system access support (the “CHDA Services”). The CHDA Services are to be provided by Cardinal Health as set forth in one of two operating model guidelines: the Traditional Third-Party Logistics (“3PL”) Operating Guidelines (“OPG”), or the Title Model Operating Guidelines (“TMOPG”). Both the OPG and the TMOPG are attached to and incorporated by reference into the CHDA. NeuroRx and Cardinal Health have not yet decided which of these two operating model guidelines will govern the delivery of the CHDA Services; that decision will be made closer to approval by the FDA of NeuroRx’s first commercial product.

The OPG:

•	Identify written policies and procedures to be followed in delivering the CHDA Services;

•	Identify the deliverables from each Party required under the CHDA;

•	Define the roles and responsibilities of each Party and key personnel;

•	Define the reports and data required; and

•	Set the baseline for the OPG program for delivery of the CHDA Services, and manage future changes to the operating model.

Under the OPG, Cardinal Health will accept Products from NeuroRx on consignment, with Products being transported by NeuroRx or its shipping agent to Cardinal Health’s secured access 3PL warehousing facilities. Cardinal Health has established standard operating procedures for managing all activities at its warehousing facilities, which are approved and controlled by Cardinal Health’s centralized distribution management system. All Cardinal Health warehouse personnel are trained under documented programs that are compliant with applicable federal and state laws and regulations and with cGMP. NeuroRx’s Products will be warehoused by Cardinal Health under controlled temperature conditions, with any temperature excursions lasting more than one hour being reported within two business days from the discovery of the excursion. Product is picked from inventory in Cardinal Health’s warehouse on a “First-to-Expire, First-Out” basis.

Pricing and conditions of sale are set by NeuroRx, which also publishes price lists for Products to be sold to its customers. Cardinal Health sends invoices via email to customers on the day of shipment, or by mail on the morning following shipment, of Product. Customers then remit payment to NeuroRx’s bank lockbox via EFT, ACH or wire transfer, and NeuroRx’s bank then forwards information regarding payments to Cardinal Health which then reconciles and applies cash receipts to the accounts receivable.

Most of the logistical provisions in the TMOPG are identical to those of the OPG. The primary material difference between the TMOPG and the OPG is that under the TMOPG, title to and ownership of Product passes from NeuroRx to Cardinal Health upon purchase of Product by Cardinal Health from NeuroRx or its manufacturing agent. Cardinal Health handles all sales, shipment/distribution, customer service and AR activities in the same way as outlined for the OPG model, except that Cardinal Health maintains a bank lockbox for receipt of payments of invoices by customers, rather than that lockbox being maintained by NeuroRx.

Pricing and Payment; Forecast and Price List

As compensation for the CHDA Services delivered by Cardinal Health, NeuroRx is responsible for paying the fees set forth in the CHDA. The fees schedule is confidential to Cardinal Health and cannot be disclosed without permission from Cardinal Health. Fees are subject to adjustment not more than once per contract year (after the first contract year) by 3%, or if Cardinal Health can reasonably demonstrate a material increase in the cost of providing the CHDA Services.

Under the CHDA, NeuroRx is responsible for providing a forecast of volume of Product to be handled by Cardinal Health. Any variances from the forecast, and any adjustments that may therefore be needed to the forecast going forward, are handled through good-faith negotiation by the Parties. NeuroRx is also responsible for providing to Cardinal Health a Product price list, setting prices to be charged to customers for Product sold by or distributed by Cardinal Health. Any change to be implemented in pricing for Product must be communicated by NeuroRx to Cardinal Health at least 72 hours prior to the effective date of such price change.

Term and Termination

The CHDA has an Initial Term of three years following first shipment of an FDA-approved Product to a commercial customer, and automatically renews for additional terms of one year each (a “Renewal Term”), unless the CHDA is earlier terminated during either the Initial Term or any Renewal Term by a written notice of termination given by either Party to the other at least 90 days prior to the end of the Initial Term or any Renewal

Term. The CHDA also can be immediately terminated by either Party if: (1) the other Party files for bankruptcy protection or enters into receivership or trusteeship, and if a bankruptcy or insolvency order is entered such order is not discharged within 30 days; or (2) the other Party materially breaches any provision of the CHDA and such breach is not cured within 30 days of receiving notice of breach from the non-breaching Party, except that Cardinal Health may terminate the CHDA if NeuroRx fails to timely pay invoices from Cardinal Health within 15 days of having received written notice of non-payment from Cardinal Health. Following termination for any reason, each Party’s rights and obligations that accrued prior to the date of termination shall survive the termination, and all Product warehoused at Cardinal Health’s 3PL facility/ies will be returned to NeuroRx or its designee.

TFF Feasibility Agreement

NeuroRx has entered into a Feasibility Study and Material Transfer Agreement with TFF Pharmaceuticals, Inc. (“TFF”), with an effective date of January 6, 2021 (the “TFF Agreement”). TFF is a licensee of certain intellectual property relating to a process called “Thin Film Freezing”, which is designed to improve the solubility of poorly water-soluble drugs by generating dry powder particles with properties targeted for inhalation delivery.

The Feasibility Study

The TFF Agreement provides the framework for a feasibility study of the applicability of TFF’s thin film freezing drug product manufacturing technology (the “TFF Technology”) to the production of Aviptadil for inhalation for NeuroRx. NeuroRx will provide its proprietary ZYESAMI compound(s) to TFF, and TFF will use the compounds to determine whether or not the TFF Technology is suitable to produce a storage-stable inhalable dosage form of ZYESAMI for use in an ongoing NeuroRx clinical trial examining the effectiveness of inhaled ZYESAMI for the treatment of severe COVID-19 in human patients, with the potential for subsequent production of such dosage forms on a commercial scale.

Under the TFF Agreement, the feasibility study is being managed by TFF but the research and development work is to be performed at the University of Texas at Austin, pursuant to a sub-contract between TFF and the University of Texas at Austin.

The Statement of Work

The TFF Agreement references a Statement of Work (“SOW”), which is intended to provide complete details and protocols, as well as a budget plan, for TFF to conduct the feasibility study. As of May 20, 2021, no SOW has been finalized and signed by the parties. However, TFF has elected to proceed with the feasibility study without compensation by NeuroRx.

Ownership of Results

Under the TFF Agreement, NeuroRx owns all right, title and interest in and to all results, inventions, discoveries, innovations and know-how that is an extension of or improvement to NeuroRx’s “Background IPR” or that otherwise relates to the ZYESAMI compounds. In a similar fashion, TFF owns all right, title and interest in and to all results, inventions, discoveries, innovations and know-how that is an extension of or improvement to TFF’s Background IPR or that otherwise relates to the TFF Technology. As used in the TFF Agreement, “Background IPR” means any intellectual property rights and know-how owned or controlled by a party prior to entering into the TFF Agreement or generated by a party independently of the feasibility study. Each party retains its exclusive rights to patent the Background IPR and any new intellectual property that it owns as a result of the feasibility study, and the parties have agreed to work cooperatively and in good faith to secure intellectual property rights to any new intellectual property rights that are generated by both of them jointly (“Joint IPR”), with NeuroRx being responsible for the filing, prosecution, maintenance and defense of such Joint IPR. Should either party decline to participate in or continue to support such filing, prosecution, maintenance and/or defense of any Joint IPR, that party is required to promptly execute or cause to be executed all documents necessary to assign such Joint IPR to the other party.

Term and Termination

The TFF Agreement remains in force until the earlier to occur of the completion of the feasibility study and one year from the effective date of the TFF Agreement (January 6, 2022). The TFF Agreement can be earlier terminated by either party for breach by the other party (after expiration of a 30-day cure period), or without cause by either party with 30 days’ written notice to the other party.

Nephron Master Services Agreement

NeuroRx has entered into a Master Services Agreement with Nephron SC, Inc., and Nephron Pharmaceuticals Corporation, which are subsidiaries of Nephron, Inc. (collectively, the “Supplier”) with an effective date of August 25, 2020 (the “Nephron Agreement”). The Nephron Agreement was subsequently amended on September 2, 2020, November 5, 2020 and February 8, 2021.

Under the Nephron Agreement, the Supplier will be NeuroRx’s primary U.S. based supplier of the NeuroRx COVID-19 Drug in forms suitable for both injection and inhalation. NeuroRx will be responsible for sourcing and providing the Supplier with the active pharmaceutical ingredient (Vasoactive Intestinal Peptide) for the NeuroRx COVID-19 Drug, other raw materials and the labeling information necessary for the Supplier to manufacture and supply the NeuroRx COVID-19 Drug to NeuroRx. The Supplier is responsible for providing excipients (inactive ingredients), components, packaging and other materials necessary to manufacture and deliver the NeuroRx COVID-19 Drug in accordance with the purchase orders placed by NeuroRx.

The Supplier will be required to manufacture the NeuroRx COVID-19 Drug in accordance with cGMP, NeuroRx’s specifications and the requirements of the Nephron Agreement, which includes stringent quality assessments, inspection, testing, storage and record keeping provisions. The quality systems, processes and technical controls related to the quality assurance requirements for the manufacture and supply of the NeuroRx COVID-19 Drug have been further detailed in a separate quality agreement between the parties. NeuroRx has the right to inspect and audit the Supplier’s facilities from time to time.

The Nephron Agreement has an initial term of five (5) years from the date of the first commercial shipment to NeuroRx, which may be extended by successive annual (1 year) renewals. Either party may terminate the Nephron Agreement prior to the expiration of the term in the event of a material breach by, or bankruptcy of, the other party, subject to applicable cure periods. In addition, NeuroRx has the right to terminate by giving notice to the Supplier if certain events occur, including the issuance by the FDA of a “Warning Letter” to the Supplier with respect to any facility used to manufacture, test, validate, label, package or store the NeuroRx COVID-19 Drug or the receipt by NeuroRx of an excessive number of documented customer complaints related to the NeuroRx COVID-19 Drug quality.

During the term and for one year thereafter, the Supplier may not develop, manufacture, supply, distribute or market the NeuroRx COVID-19 Drug or its bioequivalent for or on behalf of itself or any third party, unless it acquires certain rights from NeuroRx.

Government Regulation and Product Approval

Government authorities in the United States and in other countries, at the federal, state and local level, extensively regulate, among other things, the research, development, testing, manufacture, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, import and export, pricing, and government contracting related to pharmaceutical products such as those we are developing. The processes for obtaining marketing approvals in the United States and in foreign countries, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources.

United States Government Regulation

In the United States, the FDA regulates drugs under the FFDCA and its implementing regulations. The process of obtaining marketing approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions or other actions, such as the FDA’s delay in review of or refusal to approve a pending NDA, withdrawal of an approval, imposition of a clinical hold or study termination, issuance of Warning Letters or Untitled Letters, mandated modifications to promotional materials or issuance of corrective information, requests for product recalls, consent decrees, corporate integrity agreements, deferred prosecution agreements, product seizures or detentions, refusal to allow product import or export, total or partial suspension of or restriction of or imposition of other requirements relating to production or distribution, injunctions, fines, debarment from government contracts and refusal of future orders under existing contracts, exclusion from participation in federal and state healthcare programs, FDA debarment, restitution, disgorgement or civil or criminal penalties, including fines and imprisonment.

The process required by the FDA before a new drug may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice regulations;

•	submission to the FDA of an IND application which must become effective before human clinical trials may begin;

•	approval by local or central Independent Review Boards (“IRBs”) who are charged with protecting safety of research subjects before each clinical trial may be initiated;

•

performance of human studies that meet the legal standard of “adequate and well-controlled clinical trials”, in accordance with Good Clinical Practices (“GCP”) and other regulations in order to establish the safety and efficacy of the proposed drug product for each indication;

•	submission to the FDA of a New Drug Application;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•	satisfactory completion of an FDA inspection of selected clinical trial sites to determine GCP compliance.

•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP regulations and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

Additionally, if a drug is considered a controlled substance, prior to the commencement of marketing, the DEA must also determine the controlled substance schedule, taking into account the recommendation of the FDA.

Preclinical Studies and IND Submission

Preclinical studies include laboratory evaluation of product chemistry, pharmacology, toxicity and formulation, as well as animal studies to assess potential safety and efficacy. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some preclinical testing may continue even after the IND is submitted. Once the IND is submitted, the sponsor must wait 30 calendar days before initiating any clinical trials. During this time, among other things, the FDA has an opportunity to review the IND for safety to assure that research subjects will not be subjected to unreasonable risk. The FDA may raise concerns or questions related to one or more proposed clinical trials and place the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Implications for NRX-100/101

NeuroRx has filed INDs and FDA has accepted INDs 134025 and 129194 for NRX-100 and NRX-101 respectively. The FDA has advised NeuroRx that no further preclinical studies are needed for submission of an NDA for NRX-100. The FDA has advised NeuroRx and NeuroRx has agreed that a genotoxicity study and a non-clinical maternal/fetal study for potential fetal effects are required prior to filing of an NDA. NeuroRx intends to complete those studies in 2021. The FDA guidance exempts drugs used for less than 12 weeks for carcinogenicity studies. NeuroRx intends to seek the FDA’s written exemption from carcinogenicity studies on the grounds that treatment with NRX-101 is expected to last less than 12 weeks.

Implications for ZYESAMI

It is well known that the FDA is uniquely rigorous in its safety requirements for pulmonary drugs because of the extraordinary vulnerability of the cells that line the lung to potential injury. An extensive body of nonclinical studies was amassed by Mondo Biotech (Relief’s predecessor) and Biogen, Inc. (NASDAQ:BIIB) between 2005 and 2011, which resulted in the filing of an Investigational Medicinal Products Dossier (“IMPD”) with both the FDA and European regulatory authorities. Mondo conducted four regulatory meetings with the FDA and agreed on an extensive package of both acute and chronic toxicity, clinical pharmacology, and pharmacokinetic studies that would be required prior to human studies of aviptadil in the US. Although Biogen never entered the US market because of its decision to focus on other therapeutic areas, all requested studies were completed to the FDA’s specifications by GLP-compliant contract research organizations. NeuroRx has obtained the FDA’s written communication that all required nonclinical safety studies related to ZYESAMI (aviptadil) have been submitted to the FDA and reviewed. No further nonclinical studies are required or anticipated prior to filing of the NDA for ZYESAMI.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial, and review and approval by an IRB. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the trial procedures, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated, and a statistical analysis plan. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, a central or local IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must continue to oversee the clinical trial, including any changes, while it is being conducted. Information about certain clinical trials, including a description of the study and study results, must be submitted within specific timeframes to the NIH for public dissemination on their clinicaltrials.gov website.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined. In Phase 1, the drug is initially introduced into healthy human subjects or subjects with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness. In Phase 2, the drug typically is administered through well-controlled studies to a limited subject population with the target disease or condition to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. In Phase 3, the drug is administered to an expanded subject population, generally at geographically dispersed clinical trial sites, in two adequate and well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product and to provide adequate information for the labeling of the product.

The manufacture of investigational drugs for the conduct of human clinical trials is subject to cGMP requirements. Investigational drugs and active pharmaceutical ingredients imported into the United States are also subject to regulation by the FDA relating to their labeling and distribution. Further, the export of investigational drug products outside of the United States is subject to regulatory requirements of the receiving country as well as United States export requirements under the FFDCA.

Progress reports and other summary information detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if certain serious adverse events (as defined by the FDA,

“Serious Adverse Events”) occur or other significant safety information is found. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk or the trial is not being conducted in accordance with the applicable regulatory requirements or the protocol. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to subjects. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group regularly reviews accumulated data and advises the study sponsor regarding the continuing safety of trial subjects, potential trial subjects, and the continuing validity and scientific merit of the clinical trial. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

Implications for NRX-100/101

In the case of NRX-100/101, the FDA has agreed with NeuroRx in writing that the investigational product meets the standards for a 505.b.2 (commonly called drug-repurposing) pathway, whereby the extensive safety literature regarding the individual components of NRX-101 may be cited in lieu of repeating various preclinical and phase I clinical studies.

Because of examples in recent years where sponsors have received Complete Response Letters based on lack of agreement with the FDA regarding the research path required for NDA submission, NeuroRx worked collaboratively with the FDA for one year in order to negotiate a Special Protocol Agreement (“SPA”) that would govern the development of NRX-101 and would define the Phase 3 trial required for drug approval, should the clinical trial be successful. This SPA was issued to NeuroRx in April 2018 and defines the single clinical trial required for approval of NRX-101 for treatment of bipolar depression with acute suicidal ideation or behavior.

Implications for ZYESAMI

In the case of ZYESAMI, the path to drug approval is based on 505.b.1. Moreover, the FDA awarded Orphan Drug Status to the State University of New York at Stony Brook for the use of RLF-100, a prior formulation of ZYESAMI, in ARDS in 2001. However, COVID-19 is not considered a rare disease and the FDA has advised us that any potential benefits afforded to aviptadil based on an orphan drug designation would not apply to its use for the treatment of COVID-19. See “Risk Factors-Risks Related to NeuroRx’s Business and Industry-We do not anticipate obtaining orphan drug protection for the treatment of COVID-19.”

Marketing Approval

Assuming successful completion of the required clinical testing, the results of the preclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. These user fees must be filed at the time of the first submission of the application, even if the application is being submitted on a rolling basis. A waiver from the application user fee may be sought by an applicant. One basis for a waiver of the application user fee is if the applicant employs fewer than 500 employees, including employees of affiliates, the applicant does not have a drug product that has been approved under a human drug application and introduced or delivered for introduction into interstate commerce, and the applicant, including its affiliates, is submitting its first human drug application. Under the Prescription Drug User Fee Act (“PDUFA”) guidelines that are currently in effect, the FDA has agreed to certain performance goals regarding the timing of its review of an application. The FDA aims to review 90% of all standard review applications within ten months of acceptance for filing and six months of acceptance for filing for priority review applications.

In addition, under the Pediatric Research Equity Act an NDA or supplement to an NDA for a new active ingredient, indication, dosage form, dosage regimen or route of administration must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

The FDA may also require submission of a REMS either during the application process or after the approval of the drug to ensure the benefits of the drug outweigh the risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and elements to assure safe use, such as restricted distribution methods, patient registries or other risk minimization tools.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.

Under the FFDCA, before approving a drug for which no active ingredient (including any ester or salt of active ingredients) has previously been approved by the FDA, the FDA must either refer that drug to an external advisory committee or provide in an action letter, a summary of the reasons why the FDA did not refer the drug to an advisory committee. The external advisory committee review may also be required for other drugs because of certain other issues, including clinical trial design, safety and effectiveness, and public health questions. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications by the manufacturer and all of its subcontractors and contract manufacturers. Additionally, before approving an NDA, the FDA will inspect one or more clinical trial sites to assure compliance with GCP regulations.

The testing and approval process for a NDA requires substantial time, effort and financial resources, and each may take several years to complete. Data obtained from preclinical and clinical testing are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent marketing approval. The FDA may not grant approval of an NDA on a timely basis, or at all.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing, or other information, in order for FDA to reconsider the application. The FDA has a review goal of completing its review of 90% of resubmissions within two or six months after receipt, depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA may issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, including a black boxed warning, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms under a REMS which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, certain circumstances may require FDA notification, review, or approval, as well as further testing. These may include some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, or new safety information.

Special FDA Expedited Review and Approval Programs

The FDA has various programs, including Fast Track designation, accelerated approval, priority review and Breakthrough Therapy (as defined below) designation, that are intended to expedite or simplify the process for the development and FDA review of drugs that are intended for the treatment of serious or life threatening diseases or conditions, and demonstrate the potential to address unmet medical needs or present a significant improvement over existing therapy. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.

To be eligible for a Fast Track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life threatening disease or condition and demonstrates the potential to address an unmet medical need. The FDA will determine that a product will fill an unmet medical need if the product will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy, safety, or public health factors. If Fast Track designation is obtained, drug sponsors may be eligible for more frequent development meetings and correspondence with the FDA. In addition, the FDA may initiate review of sections of an NDA before the application is complete. This “rolling review” is available if the applicant provides and the FDA approves a schedule for the remaining information.

In some cases, a Fast Track product may be eligible for accelerated approval or priority review.

The FDA may give a priority review designation to drugs that are intended to treat serious conditions and provide significant improvements in the safety or effectiveness of the treatment, diagnosis, or prevention of serious conditions. A priority review means that the goal for the FDA is to review an application in six months, rather than the standard review of ten months under current PDUFA guidelines. These six and ten month review periods are measured from the “filing” date rather than the receipt date for NDAs, which typically adds approximately two months to the timeline for review and decision from the date of submission. Products that are eligible for Fast Track designation may also be considered appropriate to receive a priority review.

In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses or conditions and that fill an unmet medical need may be eligible for accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a drug receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoints, and the drug may be subject to accelerated withdrawal procedures.

Moreover, under the provisions of the new Food and Drug Administration Safety and Innovation Act enacted in 2012, a sponsor can request designation of a product candidate as a “Breakthrough Therapy.” A Breakthrough Therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as Breakthrough Therapies are eligible for the Fast Track designation features as described above, intensive guidance on an efficient drug development program beginning as early as Phase 1 trials, and a commitment from the FDA to involve senior managers and experienced review staff in a proactive collaborative, cross-disciplinary review.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Implications for NRX-101

Subsequent to the issuance of the SPA, in November 2018, the FDA also issued a Breakthrough Therapy designation to NRX-101. Breakthrough Therapy designation is awarded to drugs that have demonstrated preliminary evidence of efficacy for the treatment of a serious medical condition for which there is an unmet medical need.

Implications for ZYESAMI

The FDA has additionally awarded Fast Track designation to NeuroRx for development of the NeuroRx COVID-19 Drug in the treatment of Critical COVID-19 under IND 149152. Fast Track designation is awarded to drugs that have demonstrated preliminary evidence of efficacy for the treatment of a serious medical condition for which there is an unmet medical need.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, manufacturing, periodic reporting, product sampling and distribution, advertising and promotion, and reporting of adverse experiences with the product and drug shortages. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies and list drugs manufactured at their facilities with the FDA. These facilities are further subject to periodic announced and unannounced inspections by the FDA and these state agencies for compliance with cGMP and other regulatory requirements. Changes to the manufacturing process are strictly regulated and may require prior approval by the FDA or notification to the FDA before or after being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product becomes available in the market.

Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, Warning Letters or Untitled Letters, holds or termination of post-approval clinical trials or FDA debarment;

•	delay or refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

•	regulatory authority, including the FDA, issued safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings about such products;

•	mandated modifications to promotional material or issuance of corrective information;

•	product seizure or detention, or refusal to permit the import or export of products; or

•

injunctions or the imposition of civil or criminal penalties, including imprisonment, disgorgement and restitution, as well as consent decrees, corporate integrity agreements, deferred prosecution agreements and exclusion from federal healthcare programs.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Although physicians, in the practice of medicine, may prescribe approved drugs for unapproved indications, pharmaceutical companies are prohibited from marketing or promoting their drug products for uses outside of the approved indications in the approved prescribing information. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly marketed or promoted off-label uses may be subject to significant liability, including criminal and civil penalties under the FFDCA and False Claims Act, exclusion from participation in federal healthcare programs debarment from government contracts and refusal of future orders under existing contracts, and mandatory compliance programs under corporate integrity agreements or deferred prosecution agreements.

In addition, the distribution of prescription pharmaceutical products, including samples, is subject to the Prescription Drug Marketing Act (“PDMA”), which, among other things, regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Moreover, the recently enacted Drug Quality and Security Act, imposes new obligations on manufacturers of pharmaceutical products related to product tracking and tracing. Among the requirements of this new legislation, manufacturers will be required to provide certain information regarding drug products to individuals and entities to which product ownership is transferred, label drug products with a product identifier, and keep certain records regarding drug products. The transfer of information to subsequent product owners by manufacturers will eventually be required to be done electronically. Manufacturers will also be required to verify that purchasers of the manufacturers’ products are appropriately licensed. Further, under this new legislation, manufactures will have drug product investigation, quarantine, disposition, and FDA and trading partner notification responsibilities related to counterfeit, diverted, stolen, and intentionally adulterated products such that they would result in serious adverse health consequences or death, as well as products that are the subject of fraudulent transactions or which are otherwise unfit for distribution such that they would be reasonably likely to result in serious health consequences or death.

DEA Regulation

We are required to evaluate the abuse potential of our product candidates. If any of our product candidates are considered controlled substances, we will need to comply with additional regulatory requirements. NRX-100 (ketamine) is a controlled substance with high abuse potential. Both of the components of NRX-101 are approved drugs (DCS and lurasidone) and neither is a controlled substance. We have completed abuse liability studies for DCS and identified no abuse potential. ZYESAMI is not a CNS-active drug so evaluation of abuse potential is not relevant.

Certain drug products may be regulated as “controlled substances” as defined in the Controlled Substances Act of 1970 and the DEA’s implementing regulations. The DEA regulates controlled substances as Schedule I, II, III, IV or V substances. Schedule I substances by definition have no established medicinal use, and may not be marketed or sold in the United States. A pharmaceutical product may be listed as Schedule II, III, IV or V, with Schedule II substances considered to present the highest risk of abuse and Schedule V substances the lowest relative risk of abuse among such substances. FDA provides a recommendation to DEA as to whether a drug should be classified as a controlled substance and the appropriate level of control. If DEA scheduling is required, a drug product may not be marketed until the scheduling process is completed, which could delay the launch of the product.

Depending on the Schedule, drug products may be subject to registration, security, recordkeeping, reporting, storage, distribution, importation, exportation, inventory, quota and other requirements administered by the DEA, which are directly applicable to product applicants, contract manufacturers and to distributors, prescribers and dispensers of controlled substances. The DEA regulates the handling of controlled substances through a closed chain of distribution. This control extends to the equipment and raw materials used in their manufacture and packaging in order to prevent loss and diversion into illicit channels of commerce.

Annual registration is required for any facility that manufactures, distributes, dispenses, imports or exports any controlled substance. The registration is specific to the particular location, activity and controlled substance schedule. For example, separate registrations are needed for import and manufacturing, and each registration will specify which schedules of controlled substances are authorized. Similarly, separate registrations are also required for separate facilities.

The DEA typically inspects a facility to review its security measures prior to issuing a registration and on a periodic basis. Security requirements vary by controlled substance schedule, with the most stringent requirements applying to Schedule I and Schedule II substances. Records must be maintained for the handling of all controlled substances, and periodic reports may be required to made to the DEA for the distribution of certain controlled substances. Reports must also be made for thefts or significant losses of any controlled substance. To enforce these requirements, the DEA conducts periodic inspections of registered establishments that handle controlled substances. Failure to maintain compliance with applicable requirements, particularly as manifested in loss or diversion, can result in administrative, civil or criminal enforcement. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate administrative proceedings to revoke those registrations. In some circumstances, violations could result in criminal proceedings or consent decrees. Individual states also independently regulate controlled substances.

Federal and State Healthcare related, Fraud and Abuse and Data Privacy and Security Laws and Regulations

In addition to FDA restrictions on marketing of pharmaceutical products, federal and state fraud and abuse, and other laws regulations, and requirements restrict business practices in the biopharmaceutical industry. These laws include anti-kickback and false claims laws and regulations, state and federal transparency laws regarding payments or other items of value provided to health care professionals, as well as data privacy and security laws and regulations and other requirements applicable to the healthcare industry, including pharmaceutical manufacturers. There are also laws, regulations, and requirements applicable to the award and performance of federal contracts and grants.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order of any item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, formulary managers, and beneficiaries on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are narrowly drawn. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not meet the requirements of a statutory or regulatory exception or safe harbor. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated.

The reach of the Anti-Kickback Statute was also broadened by the Affordable Care Act, which, among other things, amended the intent requirement of the federal Anti-Kickback Statute and certain provisions of the criminal health care fraud statute (discussed below) such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act provides that the government may assert that a claim for payment for items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Penalties for violation of the Anti-Kickback Statute include criminal fines, imprisonment, civil penalties and damages, exclusion from participation in federal healthcare programs and corporate integrity agreements or deferred prosecution agreements. Conviction or civil judgments are also grounds for debarment from government contracts.

The federal civil False Claims Act prohibits any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, including payments under a federal grant. A claim includes “any request or demand” for money or property presented to the United States government. The False Claims Act also applies to false submissions that cause the government to be paid less than the amount to which it is entitled, such as a rebate. Intent to deceive is not required to establish liability under the civil False Claims Act. Several pharmaceutical and other healthcare companies have been sued under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Companies have also been sued for causing false claims to be submitted because of the companies’ marketing of products for unapproved, or off-label, uses. In addition, federal health care programs require drug manufacturers to report drug pricing information, which is used to quantify discounts and establish reimbursement rates. Several pharmaceutical and other healthcare companies have been sued for reporting allegedly false pricing information, which caused the manufacturer to understate rebates owed or, when used to determine reimbursement rates, caused overpayment to providers. Violations of the civil False Claims Act may result in civil penalties and damages as well as exclusion from federal healthcare programs and corporate integrity agreements or deferred prosecution agreements. The government may further prosecute conduct constituting a false claim under the criminal False Claims Act. The criminal False Claims Act prohibits the making or presenting of a claim to the government knowing such claim to be false, fictitious, or fraudulent and, unlike the civil False Claims Act, requires proof of intent to submit a false claim. Violations of the criminal False Claims Act can result in criminal fines and/or imprisonment, as well as exclusion from participation in federal healthcare programs. Conviction or civil judgments and other conduct are also grounds for debarment from government contracts and grants.

HIPAA also created federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payers, knowingly and willfully embezzling or stealing from a health care benefit program, willfully obstructing a criminal investigation of a health care offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. As discussed above, the Affordable Care Act amended the intent standard for certain of HIPAA’s healthcare fraud provisions such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations of HIPAA’s fraud and abuse provisions may result in fines or imprisonment, as well as exclusion from participation in federal healthcare programs, depending on the conduct in question. Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

The civil monetary penalties statute imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

The Veterans Health Care Act requires manufacturers of covered drugs to offer them for sale on the Federal Supply Schedule, which requires compliance with applicable federal procurement laws and regulations and subjects us to contractual remedies as well as administrative, civil and criminal sanctions.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians and other health care providers. The Affordable Care Act created new federal requirements for reporting, by applicable manufacturers of covered drugs, payments and other transfers of value to physicians and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members. Certain states also require implementation of commercial compliance programs and compliance with the pharmaceutical industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government, or otherwise restrict payments or the provision of other items of value that may be made to healthcare providers and other potential referral sources; impose restrictions on marketing practices; and/or require drug manufacturers to track and report information related to payments, gifts and other items of value to physicians and other healthcare providers.

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by HITECH and its implementing regulations, imposes specified requirements relating to the privacy, security and transmission of individually identifiable health information. Penalties for violating HIPAA include civil penalties, criminal penalties and imprisonment. Among other things, HITECH, through its implementing regulations, makes HIPAA’s privacy and security standards directly applicable to “business associates,” defined as a person or organization, other than a member of a covered entity’s workforce, that creates, receives, maintains or transmits protected health information on behalf of a covered entity for a function or activity regulated by HIPAA. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

In addition, other federal and state laws govern the privacy and security of health and other information in certain circumstances, many of which differ from each other in significant ways and may not have the same requirements, thus complicating compliance efforts.

To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Coverage and Reimbursement

The commercial success of our product candidates and our ability to commercialize any approved product candidates successfully will depend in part on the extent to which governmental authorities, private health insurers and other third-party payers provide coverage for and establish adequate reimbursement levels for our therapeutic product candidates. In the United States, the European Union and other potentially significant markets for our product candidates, government authorities and third-party payers are increasingly imposing additional requirements and restrictions on coverage, attempting to limit reimbursement levels or regulate the price of drugs and other medical products and services, particularly for new and innovative products and therapies, which often has resulted in average selling prices lower than they would otherwise be. For example, in the United States, federal and state governments reimburse covered prescription drugs at varying rates generally below average wholesale price. Federal programs also impose price controls through mandatory ceiling prices on purchases by federal agencies and federally funded hospitals and clinics and mandatory rebates on retail pharmacy prescriptions paid by Medicaid and Tricare. These restrictions and limitations influence the purchase of healthcare services and products. Legislative proposals to reform healthcare or reduce costs under government programs may result in lower reimbursement for our product candidates or exclusion of our product candidates from coverage. Moreover, the Medicare and Medicaid programs increasingly are used as models for how private payers and other governmental payers develop their coverage and reimbursement policies.

In addition, the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the European Union will put additional pressure on product pricing, reimbursement and utilization, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, competition within therapeutic classes, availability of generic equivalents, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and healthcare reform, coverage and reimbursement policies and pricing in general. The cost containment measures that healthcare payers and providers are instituting and any healthcare reform implemented in the future could significantly reduce our revenues from the sale of any approved product candidates. We cannot provide any assurances that we will be able to obtain and maintain third-party coverage or adequate reimbursement for our product candidates in whole or in part.

Impact of Healthcare Reform on Coverage, Reimbursement, and Pricing

The Medicare Modernization Act imposed new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription, pharmacy drugs pursuant to federal regulations. Part D plans include both standalone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Unlike Medicare Part A and B, Part D coverage is not standardized. In general, Part D prescription drug plan sponsors have flexibility regarding coverage of Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class, with certain exceptions. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for any products for which we receive marketing approval. However, any negotiated prices for our future products covered by a Part D prescription drug plan will likely be discounted, thereby lowering the net price realized on our sales to pharmacies. Moreover, while the Medicare Modernization Act applies only to drug benefits for Medicare beneficiaries, private payers often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from Medicare Part D may result in a similar reduction in payments from non-governmental payers.

The American Recovery and Reinvestment Act of 2009 provides funding for the federal government to compare the effectiveness of different treatments for the same illness. A plan for the research will be developed by the Department of Health and Human Services, the Agency for Healthcare Research and Quality and the NIH, and periodic reports on the status of the research and related expenditures will be made to Congress. Although the results of the comparative effectiveness studies are not intended to mandate coverage policies for public or private payers, it is not clear what effect, if any, the research will have on the sales of any product, if any such product or the condition that it is intended to treat is the subject of a study. It is also possible that comparative effectiveness research demonstrating benefits in a competitor’s product could adversely affect the sales of our product candidates. If third-party payers do not consider our product candidates to be cost-effective compared to other available therapies, they may not cover our product candidates, once approved, as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow us to sell our products on a profitable basis.

The United States and some foreign jurisdictions are considering enacting or have enacted a number of additional legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payers in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives, including, most recently, the Affordable Care Act, which became law in March 2010 and substantially changes the way healthcare is financed by both governmental and private insurers. Among other cost containment measures, the Affordable Care Act establishes an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; a new Medicare Part D coverage gap discount program; expansion of Medicaid benefits and a new formula that increases the rebates a manufacturer must pay under the Medicaid Drug Rebate Program; and expansion of the 340B drug discount program that mandates discounts to certain hospitals, community centers and other qualifying providers. In the future, there may continue to be additional proposals relating to the reform of the United States healthcare system, some of which could further limit the prices we are able to charge or the amounts of reimbursement available for our product candidates once they are approved.

The Foreign Corrupt Practices Act (the “FCPA”)

The FCPA prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring NeuroRx to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Activities that violate the FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight, and debarment from government contracts.

Exclusivity and Approval of Competing Products

Hatch-Waxman Patent Exclusivity

In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent with claims that cover the applicant’s product or a method of using the product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential competitors in support of approval of an abbreviated new drug application (“ANDA”) or 505(b)(2) NDA. Generally, an ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths, dosage form and route of administration as the listed drug and has been shown to be bioequivalent through in vitro or in vivo testing or otherwise to the listed drug. ANDA applicants are not required to conduct or submit results of preclinical or clinical tests to prove the safety or effectiveness of their drug product, other than the requirement for bioequivalence testing. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug, and can often be substituted by pharmacists under prescriptions written for the reference listed drug. 505(b)(2) NDAs generally are submitted for changes to a previously approved drug product, such as a new dosage form or indication.

The ANDA or 505(b)(2) NDA applicant is required to provide a certification to the FDA in the product application concerning any patents listed for the approved product in the FDA’s Orange Book, except for patents covering methods of use for which the applicant is not seeking approval. Specifically, the applicant must certify with respect to each patent that:

•	the required patent information has not been filed;

•	the listed patent has expired;

•	the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

•	the listed patent is invalid, unenforceable, or will not be infringed by the new product.

Generally, the ANDA or 505(b)(2) NDA cannot be approved until all listed patents have expired, except when the ANDA or 505(b)(2) NDA applicant challenges a listed patent or if the listed patent is a patented method of use for which approval is not being sought. A certification that the proposed product will not infringe the already approved product’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. We may seek Paragraph IV Certification for our product candidates. If the applicant does not challenge the listed patents or does not indicate that it is not seeking approval of a patented method of use, the ANDA or 505(b)(2) NDA application will not be approved until all the listed patents claiming the referenced product have expired.

If the ANDA or 505(b)(2) NDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the application has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of notice of the Paragraph IV certification automatically prevents the FDA from approving the ANDA or 505(b)(2) NDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, a decision in the infringement case that is favorable to the ANDA applicant or other period determined by a court.

Hatch-Waxman Non-Patent Exclusivity

Market and data exclusivity provisions under the FFDCA also can delay the submission or the approval of certain applications for competing products. The FFDCA provides a five-year period of non-patent data exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity.

A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the therapeutic activity of the drug substance. During the exclusivity period, the FDA may not accept for review an ANDA or a 505(b)(2) NDA submitted by another company that contains the previously approved active moiety. However, an ANDA or 505(b)(2) NDA may be submitted after four years if it contains a certification of patent invalidity or non-infringement.

The FFDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA, or supplement to an existing NDA or 505(b)(2) NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant, are deemed by the FDA to be essential to the approval of the application or supplement. Three-year exclusivity may be awarded for changes to a previously approved drug product, such as new indications, dosages, strengths or dosage forms of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and, as a general matter, does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for generic versions of the original, unmodified drug product. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA; however, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric Exclusivity

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent exclusivity period described above. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or Orange Book listed patent protection cover the drug are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve an ANDA or 505(b)(2) application owing to regulatory exclusivity or listed patents.

Orphan Drug Designation and Exclusivity

The Orphan Drug Act provides incentives for the development of drugs intended to treat rare diseases or conditions, which generally are diseases or conditions affecting less than 200,000 individuals annually in the United States, or affecting more than 200,000 in the United States and for which there is no reasonable expectation that the cost of developing and making the drug available in the United States will be recovered from United States sales.

Additionally, sponsors must present a plausible hypothesis for clinical superiority to obtain orphan drug designation if there is a drug already approved by the FDA that is intended for the same indication and that is considered by the FDA to be the same drug as the already approved drug. This hypothesis must be demonstrated to obtain orphan drug exclusivity. Orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical study costs, tax advantages, and user-fee waivers. In addition, if a product receives FDA approval for the indication for which it has orphan drug designation, the product is generally entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity. See “Risk Factors-Risks Related to NeuroRx’s Business and Industry-We do not anticipate maintaining orphan drug protection for the treatment of COVID-19.”

Foreign Regulation

In order to market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our products. For example, in the European Union, we must obtain authorization of a clinical trial application in each member state in which we intend to conduct a clinical trial. Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others.

European Union Drug Approval Process

To obtain marketing authorization of a drug in the European Union, we may submit MAAs either under the so-called centralized or national authorization procedures.

Centralized procedure

The centralized procedure provides for the grant of a single marketing authorization following a favorable opinion by the European Medicines Agency that is valid in all European Union member states, as well as Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for medicines produced by specified biotechnological processes, products designated as orphan medicinal products, and products with a new active substance indicated for the treatment of specified diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions. The centralized procedure is optional for products that represent a significant therapeutic, scientific or technical innovation, or whose authorization would be in the interest of public health. Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the European Medicines Agency is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee of Medicinal Products for Human Use (the “CHMP”). Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MAA under the accelerated assessment procedure is of 150 days, excluding stop-clocks.

National authorization procedures

There are also two other possible routes to authorize medicinal products in several European Union countries, which are available for investigational medicinal products that fall outside the scope of the centralized procedure:

•

Decentralized procedure. Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one European Union country of medicinal products that have not yet been authorized in any European Union country and that do not fall within the mandatory scope of the centralized procedure.

•

Mutual recognition procedure. In the mutual recognition procedure, a medicine is first authorized in one European Union Member State, in accordance with the national procedures of that country. Following this, further marketing authorizations can be sought from other European Union countries in a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization.

In the European Union, new products authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic marketing authorization in the European Union during a period of eight years from the data on which the reference product was first authorized in the European Union. The market exclusivity period prevents a successful generic applicant from commercializing its product in the European Union until ten years have elapsed from the initial authorization of the reference product in the European Union. The ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

MANAGEMENT OF NEURORX

References in this section to “we”, “our”, “us”, the “Company” and “NeuroRx” generally refer to NeuroRx, Inc. and its consolidated subsidiaries.

The following table sets forth, as of December 31, 2020, certain information regarding our directors and executive officers who are responsible for overseeing the management of our business. For biographical information concerning the executive officers and directors of NeuroRx that are director nominees, including Dr. Javitt, see “Proposal No. 5—The Director Proposal.”

Name	Age	Position

Jonathan C. Javitt, M.D., M.P.H.	64	Chief Executive Officer, Chairman and Director
William Fricker	57	Chief Financial Officer and Treasurer
Robert Besthof, MIM	55	Chief Commercial and Patient Officer and Head of Operations
Brian Del Buono	59	Chief Legal Officer (former)
Alessandra Daigneault, Esq.	57	General Counsel and Corporate Secretary
Daniel Javitt, MD, Ph.D.	62	Director
Sherry A. Glied, Ph.D.	59	Director
Patrick J. Flynn	72	Director
Daniel Troy	60	Director
Aaron Gorovitz	62	Director
Chaim Hurvitz	60	Director

Executive Officers and Directors

William Fricker joined NeuroRx as its Chief Financial Officer in November 2020. Previously, he was Vice President, Finance & Principal Accounting Officer for Immunomedics Inc. from February 2018 to October 2020, where he built out the finance department to support the transition from a clinical-stage organization to a fully commercial biopharmaceutical company with a market capitalization of more than $20 billion. From the end of 2015 until the beginning of 2018, he operated as a financial consultant and interim finance director assisting large pharmaceutical, medical device and chemical companies. Prior to that, he served as Vice President, Global Controller and Chief Accounting Officer for J M Huber Corporation, a $2 billion global chemical and engineering company from 2007 to 2015. Mr. Fricker is a Certified Public Accountant in the state of Pennsylvania (inactive) and earned and a Bachelor of Science from Penn State University and a Master of Business Administration from Villanova University.

Robert Besthof, MIM joined NeuroRx as its Chief Commercial Officer in March 2016. Mr. Besthof is a seasoned professional with 20 years of experience in biopharma marketing and operations, including at Pfizer, Wyeth, and Eli Lilly. Mr. Besthof has held various positions at Pfizer since2004, including his most recent role as Vice President of Global Commercial Development for Neuroscience and Pain products at Pfizer. He has a track record of leadership in positions of increasing responsibility, including: profit and loss for marketing and sales and has enabled the rapid growth of pharmaceutical pipelines across multiple therapeutic areas. He has advanced and shaped the commercial paths for an aggregate of 15 Phase II and III compounds resulting in multiple product launches. Prior to joining the pharmaceutical industry, Mr. Besthof worked for Deutsche Bank and in consulting. He holds a B.A. in Economics from Case Western Reserve University, and a Masters of International Management from The Thunderbird School of Global Management.

Alessandra Daigneault, Esq. joined NeuroRx as its Corporate Secretary in September 2020 and has served as its General Counsel since April 2021. Prior to joining NeuroRx, she was co-founder and Chief Operating

Officer of Quantum Governance LLC, where she continues to serve as a director. She also served as Vice President and Chief Legal Counsel for Teligent, Inc. and its successor companies, First Avenue Networks and FiberTower Corporation, all publicly traded telecommunications companies, from October 2000 to May 2008. Ms. Daigneault began her legal career with Milbank LLP and was a Partner at the Washington, D.C. law firm of Tucker, Flyer & Lewis (now Venable LLP). Ms. Daigneault holds a Bachelor of Science, Magna Cum Laude, from Georgetown University and a Juris Doctor from Georgetown University Law Center.

Daniel C Javitt, M.D., Ph.D., is the co-founder of NeuroRx and has served as a member of the board of directors and as the Chair of the Scientific Advisory Board since May 2015. Dr. Javitt currently serves as a Professor of Psychiatry and the Director of the Division of Experimental Therapeutics at Columbia University Medical College. He is the founder and Chief Executive Office of Glytech LLC, which licenses certain intellectual property to NeuroRx. He is a Fellow at the American College of Neuropsychopharmacology, an advisory board member for the Brain and Behavior Research Foundation and as an editorial board member for several prestigious journals including Schizophrenia Research, Brain Topography and the American Journal of Psychiatry. He is the author of more than 250 scientific publications, holds 10 patents in the fields of novel treatments for mental disorders and is one of the most-widely cited authors in neuro-psychiatry. Dr. Javitt holds a Bachelor of Science from Princeton University and a Doctor of Medicine from the Albert Einstein College of Medicine. Although Dr. Javitt’s years of experience in neuropsychiatric research makes him well qualified to serve on the board of directors, he has decided to step down from the board at the closing of the Business Combination.

NeuroRx’s Executive Officer and Director Compensation

Overview

Our “Named Executive Officers” for the year ended December 31, 2020, include Jonathan Javitt, our Chief Executive Officer, Robert Besthof, our Chief Commercial and Patient Officer and Head of Operations and Brian Del Buono, our Chief Legal Officer. Mr. Del Buono entered into a consulting agreement with NeuroRx dated as of January 1, 2021 and is no longer an employee of NeuroRx. In connection with Mr. Del Buono’s mutual transition from a full time NeuroRx employee to a part time consultant for NeuroRx, he was not entitled to and therefore did not request or receive the Del Buono Severance Pay (as defined below).

As we transition from a private company to a publicly-traded company, NRX Pharmaceuticals will evaluate its compensation programs as circumstances require. The following discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The compensation reported in this discussion is not necessarily indicative of how our Named Executive Officers will be compensated in the future.

2020 Summary Compensation Table

The following table presents information regarding the total compensation of our Named Executive Officers for the year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Jonathan Javitt Chief Executive Officer, Chairman and Director	2020	$236,459	220,000	—	—	$14,586	(3)	$471,045
Robert Besthof Chief Commercial and Patient Officer and Head of Operations	2020	$214,375	—	$744,114	—	—		$958,489
Brian Del Buono Chief Legal Officer	2020	$250,000	—	—	—	—		$250,000

(1)

Amount reflects the grant date fair value of stock options granted during fiscal year 2020 as calculated in accordance with ASC Topic 718, excluding the effect of estimated forfeitures. See Note 3 to the consolidated financial statements included elsewhere in this proxy statement / prospectus / consent solicitation statement for information regarding the assumptions used in calculating this amount.

(2)	All annual cash incentive bonuses paid to our Named Executive Officers are reflected in the “Non-Equity Incentive Plan Compensation” column of this table.
(3)	Amount reflects health insurance premium payments.

Narrative to 2020 Summary Compensation Table

Base Salaries and Compensation

NeuroRx’s Named Executive Officers receive an annual base salary or annual rate of compensation to compensate them for services rendered to NeuroRx. The base salary or annual rate of compensation payable to each Named Executive Officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. For 2020, the annual base salary for Dr. Javitt was set at $275,000, Mr. Besthof’s annual rate of compensation was set at $264,000 and Mr. Del Buono’s annual base salary was set at $250,000. No changes were made to our Named Executive Officers’ annual base salaries or annual rate of compensation for 2020.

Cash Bonus Compensation

Pursuant to his employment agreement, Dr. Javitt is eligible to receive a target bonus of $275,000 per year, which is tied to corporate performance and leadership in maintaining NeuroRx’s capitalization. Pursuant to his employment agreement, Mr. Del Buono is eligible to receive a target bonus of $50,000 per year. The board of directors has not determined if any such bonuses will be paid for 2020.

Equity Compensation

We generally grant stock options as the long-term incentive component of our compensation program. Stock options allow employees, including our Named Executive Officers, to purchase shares of our common stock at a price equal to the fair market value of our common stock on the date of grant, as determined by the board of directors. Our stock options have vesting schedules that are designed to encourage continued employment and typically vest as to one third (1/3) of the shares subject to the option on the first anniversary of the applicable vesting commencement date and one third (1/3) of the shares each of the next two anniversaries of the vesting commencement date, subject to the recipient’s continued service through each applicable vesting date. From time to time, our board of directors may also construct alternate vesting schedules as it determines appropriate to motivate particular employees.

In 2016, Mr. Besthof was granted an option to purchase 70,000 shares of our common stock. During 2020, Mr. Besthof was granted an option to purchase an additional 70,000 shares of our common stock. In January 2018, Mr. Del Buono was granted an option to purchase 20,000 shares of our common stock. Refer to the “Outstanding Equity Awards at Fiscal Year End” table below for additional information regarding these options.

Executive Employment Arrangements

In connection with his commencement of employment with us in May 2015, we entered into an employment agreement with Dr. Javitt (the “Javitt Employment Agreement”) pursuant to which he serves as our Chief Executive Officer and President. The Javitt Employment Agreement provides for an initial five-year term and extends automatically for additional one-year periods unless either party provides notice of termination. The Javitt Employment Agreement provides for a base salary of $275,000, subject to periodic increase by the board of directors. Pursuant to the Javitt Employment Agreement, Dr. Javitt is also eligible to receive a target bonus of $275,000 if targets established by the Board of Directors after consultation with Dr. Javitt are achieved.

In the event Dr. Javitt is terminated by NeuroRx without cause subsequent to the closing of the Series B financing round or its equivalent and subject to his execution of a release of claims, in addition to the Final Compensation (as defined below), he will be entitled to receive (i) severance pay equal to the sum of (A) the base salary then in effect and (B) the target bonus paid in equal installments through the one (1) year anniversary of the termination date (“Javitt Severance Pay”), (ii) accrued compensation not yet paid and (iii) a prorated bonus through the date of termination. Health insurance will also continue during the severance period. In addition, NeuroRx must offer to purchase all NeuroRx stock owned by Dr. Javitt. If NeuroRx does not offer to purchase Dr. Javitt’s NeuroRx stock, such termination does not take effect. Dr. Javitt may elect, in his sole discretion, to sell some or all of his shares of NeuroRx stock pursuant to such offer.

In the event Dr. Javitt resigns for good reason, he is entitled to the Javitt Severance Pay, subject to his execution of a release of claims. Upon any termination of employment, for any reason, Dr. Javitt’s health insurance coverage shall continue for the duration of the applicable severance period.

“Cause” is defined in the Javitt Employment Agreement as Dr. Javitt’s (i) failure to execute (other than by reason of disability) on the business plan of NeuroRx, or serious negligence in the performance of, his material duties and responsibilities to NeuroRx, following appropriate notice by the board of directors and opportunity to cure; (ii) material breach of any restrictive covenants contained in the employment agreement or breach of any fiduciary duty owed to NeuroRx; (iii) conviction of fraud or embezzlement or other dishonesty which is material (monetarily or otherwise) with respect to NeuroRx or (iv) conviction or plea of nolo contendere to a felony or other crime involving moral turpitude that is material to NeuroRx.

“Good reason” is defined in the Javitt Employment Agreement as (i) failure of NeuroRx to continue his position and title of CEO and President of NeuroRx or (ii) failure of NeuroRx to provide Dr. Javitt’s cash compensation and benefits in accordance with the terms of the Javitt Employment Agreement, excluding any failure which is cured within ten (10) business days following notice from Dr. Javitt of such failure.

In connection with his commencement of employment with us in January 2018, we entered into an employment agreement with Mr. Del Buono (the “Del Buono Employment Agreement”) pursuant to which he served as our Chief Legal Officer. The Del Buono Employment Agreement provides for an initial one-year term and extends automatically for additional one-year periods unless either party provides notice of termination. The Del Buono Employment Agreement provides for a base salary of $250,000, subject to periodic increase by the board of directors. Pursuant to the Del Buono Employment Agreement, Mr. Del Buono is also eligible to receive a target bonus of $50,000 based on achievement of specified performance criteria. The Del Buono Employment Agreement also provides Mr. Del Buono with an initial grant of 20,000 options, which vest over a three-year period, with initial vesting of 6,680 options on the first anniversary of employment and vesting of 555 options per month for the subsequent 24 months, provided that vesting will accelerate upon the earlier of (i) the approval of a New Drug Application by the US Food and Drug Administration for NRX-101, or (ii) a change in control of NeuroRx.

In the event Mr. Del Buono is terminated by NeuroRx without cause subsequent to the third month of employment and subject to his execution of a release of claims, in addition to the Final Compensation (as defined below), he will be entitled to receive severance pay equal to the sum of the base salary then in effect through the six (6) month anniversary of the termination date (“Del Buono Severance Pay”). The duration of this severance period shall be extended by one month for each additional six months of successful employment, up to a cap of twelve (12) months of severance period. In addition, NeuroRx will also pay all accrued compensation not yet paid and a prorated bonus through the date of termination. In addition, NeuroRx must offer to purchase all NeuroRx stock owned by Mr. Del Buono. If NeuroRx does not offer to purchase Mr. Del Buono’s NeuroRx stock, such termination does not take effect. Mr. Del Buono may elect, in his sole discretion, to sell some or all of his shares of NeuroRx stock pursuant to such offer. In the event Mr. Del Buono resigns for good reason, he is entitled to the Del Buono Severance Pay, subject to his execution of a release of claims.

“Cause” is defined the Del Buono Employment Agreement as (i) Mr. Del Buono’s failure to perform (other than by reason of disability), or serious negligence in the performance of, his material duties and responsibilities to NeuroRx (unauthorized absence for a period of five business days shall be considered failure to perform); (ii) material breach of any restrictive covenants contained in the employment agreement or breach of any fiduciary duty owed to NeuroRx ; (iii) fraud or embezzlement or other dishonesty which is material (monetarily or otherwise) with respect to NeuroRx; (iv) indictment, conviction or plea of nolo contendere to a felony or other crime involving moral turpitude that is material to NeuroRx; or (v) loss of legal licensure, legal disciplinary proceedings, or other events that impair his ability to function as Chief Legal Officer of NeuroRx.

“Good Reason” is defined in the Del Buono Employment Agreement as (i) failure of NeuroRx to provide Mr. Del Buono cash compensation and benefits in accordance with the terms of the Del Buono Employment that is not otherwise cured within ten (10) business days following notice from Mr. Del Buono specifying in detail the nature of such failure; (ii) any material diminution in Mr. Del Buono’s duties, responsibilities or reporting relationship that is inconsistent in any respect with Mr. Del Buono’s position(s), responsibilities and/or status with NeuroRx; (iii) a request by the NeuroRx board of directors or Chief Executive Officer for Mr. Del Buono to engage in actions that would constitute illegal or unethical acts; or (iv) any material breach of any written agreement entered into by and between Mr. Del Buono and NeuroRx, including the Del Buono Employment Agreement, which is not remedied by NeuroRx within ten (10) business days following notice from Mr. Del Buono specifying in detail the nature of such breach.

Pursuant to the terms of the Javitt Employment Agreement and the Del Buono Employment Agreement, in the event Dr. Javitt or Mr. Del Buono is terminated due to death or disability, the executives or their beneficiaries, as applicable, are entitled to (i) base salary earned but not paid through the date of termination, (ii) pay for any vacation time earned but not used through the date of termination, (iii) any annual bonus awarded for the year preceding that in which termination occurs but unpaid on the date of termination and (iv) any business expenses incurred but not reimbursed on the date of termination (all of the foregoing, the “Final Compensation”). In addition, upon a termination of employment due to disability, both Dr. Javitt and Mr. Del Buono are entitled to the Javitt Severance Pay and the Del Buono Severance Pay, respectively.

Both the Javitt Employment Agreement and the Del Buono Employment Agreement include (i) a confidentiality covenant that applies during the term of employment and for three (3) years following termination, (ii) assignment of intellectual property, (iii) a non-competition covenant that applies during the term of employment and for twelve (12) months following termination, and (iv) non-solicitation of employees and customers covenants that apply during the term of employment and for twelve (12) months following termination.

Under the terms of the Javitt Employment Agreement, Dr. Javitt is entitled to participate in all employee benefit plans, programs and arrangements made available to other U.S.-based employees generally. In addition, the Javitt Employment Agreement provides (i) long term disability coverage equal to his base salary plus 50% of his target bonus and (ii) executive life insurance equal to five years of base salary. NeuroRx expects that the compensation committee comprised of independent directors will extend similar benefits to all key executives post-Merger.

Under the terms of the Del Buono Employment Agreement, Mr. Del Buono shall either be provided with eighty percent (80%) of the premium for a “gold” plan available through the Virginia, e.g. “SHOP” health insurance exchange or shall be afforded equal financial consideration in the form of a flexible employee spending account at Mr. Del Buono’s option. In addition, Mr. Del Buono will be entitled to participate in employee benefit plans from time to time in effect for U.S.-based employees of NeuroRx generally.

Mr. Besthof has been engaged by NeuroRx as Chief Commercial and Patient Officer pursuant to the terms of a “Work For Hire” Agreement between NeuroRx and REBes Consulting LLC - Robert Besthof, dated as of March 1, 2016, which was amended as of October 23, 2020 (as amended, the “Besthof Agreement”) and is not currently a full-time employee of NeuroRx.

The Besthof Agreement provides for an initial one-year term and extends automatically for additional one-month periods unless NeuroRx provides written notice of non-renewal at least ten (10) days prior to the expiration of the term, or unless Mr. Besthof’s services are terminated. The Besthof Agreement provides for an initial fee of $3,000 per week. The Besthof Agreement also provides Mr. Besthof with an initial grant of 70,000 options, which vest over a five-year period, provided that vesting will accelerate upon a change of control of NeuroRx. Mr. Besthof was granted an additional 70,000 options in October 2020 (the “Additional Options”), which also vest over a five-year period. The Additional Options are subject to accelerated vesting provisions, as described below.

If, following a change in control, either (A) Mr. Besthof’s assigned and required place of work is more than fifty (50) miles from his home or (B) there is a substantial and material diminution in his duties or title, Mr. Besthof is entitled to receive (i) 50% accelerated vesting of his Additional Options, (ii) fee payment continuation at his current rate of $22,000 for a period of 12 months and (iii) 12 months of health care coverage under an equivalent to the employer plan at “gold level” or a supplemental payment equivalent to the health insurance premium payment under any such plan.

If, following a change in control, Mr. Besthof is terminated without cause (which is not defined in the Besthof Agreement), Mr. Besthof is entitled to receive (i) 100% accelerated vesting of his Additional Options, (ii) fee payment continuation at his current rate of $22,000 for a period of 12 months and (iii) 12 months of health care coverage under an equivalent to the employer plan at “gold level” or a supplemental payment equivalent to the health insurance premium payment under any such plan.

The Besthof Agreement includes an (i) assignment of intellectual property covenant, (ii) confidentiality covenant that applies for the greater of (x) a two-year period after the date of disclosure or (y) a two-year period from the end of the term of the Besthof Agreement, (iii) non-contract covenant pursuant to which Mr. Besthof shall not contract with any third party to manufacture or assist in the manufacture of an NMDA-based treatment for bipolar depression that applies for the term of the Besthof Agreement and for two years following the termination of the Besthof Agreement.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each Named Executive Officer as of December 31, 2020.

	Option Awards					Stock Awards
Name and Principal Position	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have not Vested (#)	Market Value of Shares or Units of Stock that Have not Vested ($)
Jonathan Javitt Chief Executive Officer, Chairman and Director	—	—	—	—	—	—	—
Robert Besthof Chief Commercial and Patient Officer and Head of Operations	3/1/2016	56,000	14,000	$1.00	2/28/2026	—	—
	10/23/2020	—	70,000	$15.25	10/22/2030	—	—
Brian Del Buono Chief Legal Officer	1/1/2018	19,444	556	$11.00	12/31/2027	—	—

Health, Welfare and Retirement Plans

NeuroRx does not currently maintain a 401(k) defined contribution plan or any other employee benefit plans or programs.

Director Compensation

Historically, we have not made annual cash or equity compensation awards to our non-employee directors for service on our board of directors, although we have granted warrants to certain non-employee directors from time to time in recognition of their service on our board. During 2020, two board members were compensated for extensive, ongoing work on NeuroRx’s behalf that was critical to several strategic transactions:

•

A warrant to purchase 279,291 shares of Company common stock at a strike price of $15.25 per share was granted to Aaron Gorovitz, which is held in the name of his company AHG Neuro Options LLC. The warrant has an expiry date of July 14, 2025.

•

Two warrants to purchase a total of 279,290 shares of Company common stock at a strike price of $15.25 per share were granted to Patrick Flynn, which are held in separate trusts for members of his family. Each warrant has an expiry date of October 22, 2025.

No cash or other equity-based awards were paid or provided to our non-employee directors during 2020.

NRX Pharmaceuticals Executive Officer and Director Compensation

Executive Compensation

Following the closing of the Transactions, we intend to develop an executive compensation program that is consistent with public biotech company compensation policies and philosophies, which are designed to align compensation with business objectives and the creation of stockholder value, while enabling us to attract, motivate and retain individuals who contribute to our long-term success.

Decisions on the executive compensation program will be made by the compensation committee of the board of directors, which will be established at the closing of the Transactions. The following discussion is based on the present expectations as to the executive compensation program, although the actual executive compensation program will depend on the judgment of the members of the compensation committee and may differ from what is described in the following discussion.

We anticipate that compensation for our executive officers will continue to have two primary components, consisting of base salary and long-term incentive-based compensation in the form of stock-based awards.

Base Salary

It is expected that NRX Pharmaceuticals’ board of directors will engage outside consultants to establish appropriate base salaries for our Named Executive Officers on a going-forward basis. Base salary and bonus will be established between the median and the third quartile (i.e., 75%) base salary for biotechnology executives identified in verifiable data supplied by the board’s chosen compensation consultants.

Stock-Based Awards

We intend to use stock-based awards to reward long-term performance of the Named Executive Officers. We believe that providing a meaningful portion of the total compensation package in the form of stock-based awards will align the incentives of the Named Executive Officers with the interests of our stockholders and serve to motivate and retain the individual executives. Stock-based awards will be awarded under the 2021 Omnibus Incentive Plan, which is being submitted to BRPA’s stockholders for approval at the annual meeting. For a description of the 2021 Omnibus Incentive Plan, please see the section of this proxy statement / prospectus / consent solicitation statement under the heading “Proposal No. 6—The Plan Proposal.”

Other Compensation

We expect to establish various employee benefit plans, including medical and 401(k) plans, in which the Named Executive Officers will participate.

Deductibility of Executive Compensation

Section 162(m) of the Code denies a federal income tax deduction for certain compensation in excess of $1.0 million per year paid to certain executive officers of a publicly-traded corporation, including the chief executive officer, chief financial officer and the three other most highly-paid executive officers. To retain highly skilled executives and remain competitive with other employers, the compensation committee may authorize compensation that would not be deductible under Section 162(m) or otherwise if it determines that such compensation is in the best interests of us and our stockholders and we expressly reserve the right to do so.

Director Compensation

Following the closing of the Transactions, we expect that our board of directors will implement an annual compensation program for our non-employee directors. The material terms of this program are not yet known and will depend on the judgment of the members of the board based on advice and counsel of its advisors.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF NEURORX

The following selected historical consolidated financial information for NeuroRx set forth below should be read in conjunction with “NeuroRx’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and NeuroRx’s historical consolidated financial statements and the related notes thereto included elsewhere in this proxy statement / prospectus / consent solicitation statement.

The selected historical consolidated financial information presented below for the years ended December 31, 2020 and 2019, and the selected consolidated balance sheet as of December 31, 2020 and 2019 have been derived from NeuroRx’s audited consolidated financial statements included elsewhere in this proxy statement / prospectus / consent solicitation statement.

The selected historical consolidated financial information presented below as of March 31, 2021 and for the three month period ended March 31, 2021 and 2020 have been derived from NeuroRx’s unaudited condensed consolidated financial statements included elsewhere in this proxy statement / prospectus / consent solicitation statement. The unaudited financial data presented have been prepared on a basis consistent with NeuroRx’s audited consolidated financial statements. In the opinion of NeuroRx’s management, such unaudited financial data reflects all adjustments, consisting only of normal and recurring adjustments necessary for a fair presentation of the results for those periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected of the full year or any future period.

	Three Months Ended March 31,		For the Years Ended December 31,
	2021	2020	2020	2019
	(Unaudited)
Statement of Operating Data:
Operating expenses:
Research and development	$2,908,705	$604,334	$10,625,032	$3,495,648
General and administrative	2,101,402	615,653	11,435,658	2,767,590
Settlement expense	21,365,641	—	39,486,139	—
Reimbursement of expenses from Relief Therapeutics	(771,245)	—	(10,160,421)	—

Total operating expenses	25,604,503	1,219,987	51,386,408	6,263,238

Loss from operations	(25,604,503)	(1,219,987)	$(51,386,408)	$(6,263,238)

Other expenses:
Gain on extinguishment of debt	$(120,810)	$—
Loss on conversion of convertible notes payable	—	306,641	$306,641	$—
Interest expense	5,181	36,268	56,695	303,057
Change in fair value of embedded put	—	27,160	27,160	162,866

Total other expenses	(115,629)	370,069	(390,496)	(465,923)

Loss before tax	(25,488,874)	(1,590,056)	(51,776,904)	(6,729,161)

Tax expense	—	—	—	—
Net loss	$(25,488,874)	$(1,590,056)	$(51,776,904)	$(6,729,161)

Balance Sheet Data:
Cash and cash equivalents	$13,271,579		$1,858,513	$877,421
Total assets	13,572,107		2,941,169	985,936
Total liabilities	7,189,099		46,719,641	5,836,886
Total stockholders’ deficit	6,383,008		(43,778,472)	(4,850,950)

Statement of Cash Flow Data:
Net cash used in operating activities	$(3,013,810)	$(832,657)	$(2,266,367)	$(5,542,325)
Net cash used in investing activities	$—	$—	$(1,501)	$(3,552)
Net cash provided by financing activities	$14,426,876	$226,994	$3,248,960	$5,802,002

NEURORX’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of NeuroRx’s financial condition and plan of operations together with “Selected Financial Data” and NeuroRx’s financial statements and the related notes appearing elsewhere in this proxy statement / prospectus / consent solicitation statement. In addition to historical information, this discussion and analysis contains forward looking statements that involve risks, uncertainties and assumptions. NeuroRx’s actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section entitled “Risk Factors” included elsewhere in this proxy statement / prospectus / consent solicitation statement. All amounts in this report are in U.S. dollars, unless otherwise noted.

Overview

NeuroRx is a clinical stage pharmaceutical company that is developing NRX-101, the first oral therapeutic for the treatment of Acute Suicidal Behavior/Ideation (ASIB) in Bipolar Disorder and ZYESAMI (aviptadil), an intravenous and inhaled drug to treat respiratory failure in COVID-19.

The NeuroRx Antidepressant Regime was developed based upon 30 years of basic science and clinical expertise contributed by Prof. Daniel Javitt, PhD, MD, related to the role of the brain’s N-methyl-D-aspartate (NMDA) receptor in regulating human thought processes in general and in regulating depression and suicidality. The NeuroRx Antidepressant Regime begins with a single dose of ketamine, an FDA approved anesthetic, followed by approximately six weeks of daily oral NRX-101. NRX-101 is being developed as a rapid-onset and sustained treatment for acute suicidal crisis associated with bipolar depression. NRX-101 combines DCS, a NMDA receptor modulator, and lurasidone, a 5-HT2a receptor antagonist.

NRX-101 has been awarded Fast Track designation, Breakthrough Therapy designation, and a Special Protocol Agreement by the FDA. Peer-reviewed and published results from multiple Phase II clinical studies demonstrate a significant decline in symptoms of depression and suicidality following administration of DCS. Findings from one of these studies found that bipolar patients who were already receiving a 5-HT2a antagonist demonstrated more than a 50% reduction in symptoms of depression and a 75% reduction in suicidal ideation when ketamine and DCS were added to their treatment regimen. Side effects for patients in a P2a combination study of DCS and 5HT2a included mild sedation, headaches and hypomania. Breakthrough Therapy designation was awarded based on the STABIL-B study (NCT02974010) that demonstrated a statistically significant advantage of NRX-101 vs. lurasidone (the current standard of care) in maintaining remission from depression and suicidality following a single stabilizing dose of ketamine.

In March 2020, NeuroRx initiated development of RLF-100 (aviptadil acetate) (now reformulated as ZYESAMI) in partnership with Relief Therapeutics. ZYESAMI is based on 50 years of research, pioneered by Professor Sami Said, on the role of Vasoactive Intestinal Peptide in preventing and treating acute lung injury by protecting the Type II cell in the lung. The rights to Dr. Said’s scientific work are licensed by NeuroRx from the Research Foundation of the State University of New York and NeuroRx expects to cross-license such rights to Relief Therapeutics for use outside US, Canada, and Israel.

In that partnership and pursuant to the Relief Agreement, Relief has committed to fund all costs of formulations and clinical development of the Relief Product for the treatment of COVID-19. The companies agreed that NeuroRx would lead all development and sales in the United States, Canada, and Israel, with NeuroRx receiving 50% of the profits generated in those territories. Relief is to lead the development and sale of the Relief Product in the rest of the world with NeuroRx receiving 15% of profits in Europe and the United Kingdom, together with 20% of profits in the rest of the world. Relief reimbursed NeuroRx approximately $0.8 million and $10.2 million of costs pursuant to the Relief Agreement for the three months ended March 31, 2021 and the year ended December 31, 2020, respectively.

In an open-label, single center trial at Houston Methodist Hospital, ZYESAMI demonstrated a statistically significant 9-fold advantage in probability of survival and recovery from respiratory failure compared to the standard of care among patients with COVID-19 Respiratory Failure.

In February 2021, NeuroRx reported initial phase IIb/III study results of ZYESAMI in patients with respiratory failure due to critical COVID-19. The study showed that patients who were treated with the maximal standard of care plus ZYESAMI were discharged sooner from the hospital compared to those treated with placebo plus maximal standard of care (SOC). If authorized for use, NeuroRx anticipates that ZYESAMI would be the first drug indicated specifically for COVID-19 patients who are critically ill with respiratory failure.

As of May 20, 2021, Relief has reimbursed NeuroRx for approximately $10.9 million of expenses, but has not paid approximately $4 million in invoiced costs associated with conduct of the Relief Product clinical trial, reformulation, and manufacture of ZYESAMI. Additionally, as of May 20, 2021, Relief has not funded the costs of the inhaled trial product. NeuroRx has advised Relief that NeuroRx is funding those costs with other capital.

On December 13, 2020, NeuroRx entered into the Merger Agreement with BRPA and Merger Sub. Pursuant to the Merger Agreement, Merger Sub will be merged with and into NeuroRx, with NeuroRx continuing as a wholly-owned subsidiary of BRPA and the surviving corporation of the Merger.

Since inception, NeuroRx has incurred significant operating losses. For the three months ended March 31, 2021 and 2020, NeuroRx’s net loss was $25,488,874 and $1,590,056, respectively. As of March 31, 2021, NeuroRx had an accumulated deficit of $115,668,594.

COVID-19 Outbreak

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 Outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 Outbreak as a pandemic, based on the rapid increase in exposure globally. The full impact of the COVID-19 Outbreak continues to evolve. As such, NeuroRx cannot estimate the full magnitude, whether positive or negative, that the pandemic will have on NeuroRx’s business. If the COVID-19 Outbreak continues, it may have a material adverse effect on NeuroRx’s financial condition, liquidity, and future results of operations for the year ending December 31, 2020 and beyond. Management is actively monitoring the impact of the global pandemic on its financial condition, liquidity, operations, industry, and workforce. Alternatively, the COVID-19 Outbreak could have a material positive effect on market demand for the COVID-19 targeted therapeutics currently under development by NeuroRx. Given the daily evolution of the COVID-19 Outbreak and the global responses to curb its spread, NeuroRx is not able to estimate the effects of the COVID-19 Outbreak on its results of operations, financial condition, or liquidity for the year ending December 31, 2021 and beyond. Aside from our COVID-19 related trials, as a result of the COVID-19 Outbreak, our other trials have been halted.

Components of Results of Operations

Operating expenses

Research and development expenses

NeuroRx’s research and development expenses consist primarily of costs associated with NeuroRx’s clinical trials, salaries, payroll taxes, employee benefits, and equity-based compensation charges for those individuals involved in ongoing research and development efforts. Research and development costs are expensed as incurred. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received.

General and administrative expenses

General and administrative expense consists primarily of salaries, stock-based compensation, consultant fees, and professional fees for legal and accounting services.

Settlement Expense

Settlement expense consists primarily of settlement expenses related to the GEM Warrant as further discussed under “—Contractual Obligations and Commitments—GEM Share Subscription Facility and Warrant.”

Reimbursement of expenses from Relief Therapeutics

Reimbursement of expenses from Relief Therapeutics consists primarily of reimbursable expenses as part of the Relief Agreement.

Results of operations for the three months ended March 31, 2021 and 2020

The following table sets forth NeuroRx’s selected statements of operations data for the following periods:

	Three months ended March 31,		Change
	2021	2020	Dollars	Percentage
	(Unaudited)
Operating expenses:
Research and development	$2,908,705	$604,334	$2,304,371	381%
General and administrative	2,101,402	615,653	1,485,749	241%
Settlement expense	21,365,641	—	$21,365,641	100%
Reimbursement of expenses from Relief Therapeutics	(771,245)	—	(771,245)	(100)%

Total operating expenses	25,604,503	1,219,987	24,384,516	1999%

Loss from operations	$(25,604,503)	$(1,219,987)	$(24,384,516)	(1999)%

Other (income) expenses:
Gain on extinguishment of debt	(120,810)	—	$120,810	—%
Interest expense	5,181	36,268	$(31,087)	(86)%
Change in fair value of embedded put	—	27,160	(27,160)	—%
Loss on conversion of convertible notes payable	—	306,641	(306,641)	—%

Total other (income) expenses	(115,629)	370,069	(485,698)	131%

Loss before tax	(25,488,874)	(1,590,056)	(23,898,818)	(1503)%
Tax expense	—	—	—	—%

Net loss	$(25,488,874)	$(1,590,056)	$(23,898,818)	(1503)%

Operating expenses

Research and development expenses

For the three months ended March 31, 2021, NeuroRx recorded $2,908,705 of research and development expenses compared to $604,334 for the three months ended March 31, 2020. The increase of $2,304,371 related primarily to an increase of $1,661,920 in clinical trials and development expenses related to ZYESAMI (aviptadil), an increase of $642,450 in other research and development expenses, which includes an increase of $5,449 in stock-based compensation expense.

General and administrative expenses

For the three months ended March 31, 2021, NeuroRx recorded $2,101,402 of general and administrative expenses compared to $615,653 for the three months ended March 31, 2020. The increase of $1,485,749 related primarily to $448,100 of consultant fees, $328,586 of payroll expenses, $277,446 in stock compensation expense, $272,757 of legal and professional fees, and $158,860 in other general and administrative expenses.

Settlement Expense

For the three months ended March 31, 2021, NeuroRx recorded $21,365,641 of settlement expense related to the GEM Warrant reflecting the incremental value through the date of issuance compared to $0 of settlement expense for the three months ended March 31, 2020.

Reimbursement of expenses from Relief Therapeutics

For the three months ended March 31, 2021, NeuroRx recorded $771,245 of reimbursement of expenses from Relief Therapeutics compared to $0 of reimbursement of expenses from Relief Therapeutics for the three months ended March 31, 2020. NeuroRx has received $10,904,065 from Relief in accordance with the Relief Agreement and had a fully reserved accounts receivable balance of $3,676,826 as of March 31, 2021. As of March 31, 2021, Relief has not paid the remaining accounts receivable balance.

Gain on extinguishment of debt

For the three months ended March 31, 2021, NeuroRx recorded $120,810 of gain on extinguishment of debt compared to $0 for the three months ended March 31, 2020. The increase of $120,810 related to the forgiveness of the $120,810 in loan funding from the Paycheck Protection Program, established pursuant to the Coronavirus Aid, Relief, and Economic Security Act and administered by the U.S. Small Business Administration, which resulted in a gain on extinguishment for the outstanding principal and accrued and unpaid interest.

Interest expense

For the three months ended March 31, 2021, NeuroRx recorded $5,181 of interest expense compared to $36,268 for the three months ended March 31, 2020. The decrease of $31,087 related primarily to the conversion of convertible notes payable in 2020.

Change in fair value of embedded put

For the three months ended March 31, 2021, NeuroRx recorded $0 of change in fair value of embedded put compared to $27,160 for the three months ended March 31, 2020. The decrease of $27,160 related primarily to the decrease in fair value of the conversion option attached to the convertible notes payable.

Loss on conversion of convertible notes payable

For the three months ended March 31, 2021, NeuroRx recorded $0 of loss on conversion of convertible notes payable compared to $306,641 for the three months ended March 31, 2020. The decrease of $306,641 related to the loss on extinguishment for the difference between the carrying value of the convertible notes, unamortized debt discount, and the fair value of the embedded put option, and the fair value of common shares issued.

Results of operations for the years ended December 31, 2020 and 2019

The following table sets forth NeuroRx’s selected statements of operations data for the following periods:

	Years ended December 31,		Change
	2020	2019	Dollars	Percentage
	(Unaudited)
Operating expenses:
Research and development	$10,625,032	$3,495,648	$7,129,384	204%
General and administrative	11,435,658	2,767,590	8,668,068	313%
Settlement expense	39,486,139	—	39,486,139	100%
Reimbursement of expenses from Relief Therapeutics	(10,160,421)	—	(10,160,421)	(100)%

Total operating expenses	51,386,408	6,263,238	45,123,170	720%

Loss from operations	$(51,386,408)	$(6,263,238)	$(45,123,170)	(720)%

Other expenses:
Loss on conversion of convertible notes payable	$306,641	$—	$306,641	100%
Interest expense	56,695	303,057	$(246,362)	(81)%
Change in fair value of embedded put	27,160	162,866	(135,706)	(83)%

Total other expenses	(390,496)	(465,923)	75,427	16%

Loss before tax	(51,776,904)	(6,729,161)	(45,047,743)	(669)%
Tax expense	—	—	—	—%

Net loss	$(51,776,904)	$(6,729,161)	$(45,047,743)	(669)%

Operating expenses

Research and development expenses

For the year ended December 31, 2020, NeuroRx recorded $10,625,032 of research and development expenses compared to $3,495,648 for the year ended December 31, 2019. The increase of $7,129,384 related primarily to an increase of $5,573,581 in clinical trials and development expenses related to ZYESAMI (aviptadil); an increase of $1,555,803 in other research and development expenses, which includes an increase of $285,517 in stock-based compensation expense.

General and administrative expenses

For the year ended December 31, 2020, NeuroRx recorded $11,435,658 of general and administrative expenses compared to $2,767,590 for the year ended December 31, 2019. The increase of $8,668,068 related primarily to $5,382,905 of warrant expense issued to two board members, $2,334,744 of legal and professional fees, $759,160 of payroll expenses, and $204,095 of consultant fees, which is partially offset by a decrease of $65,431 in other general and administrative expenses

Settlement Expense

For the year ended December 31, 2020, NeuroRx recorded $39,486,139 of settlement expense related to the GEM Warrant compared to $0 of settlement expense for the year ended December 31, 2019.

Reimbursement of expenses from Relief Therapeutics

For the year ended December 31, 2020, NeuroRx recorded $10,160,421 of reimbursement of expenses from Relief Therapeutics compared to $0 of reimbursement of expenses from Relief Therapeutics for the year ended

December 31, 2019. NeuroRx has received $9,329,031 from Relief in accordance with the Relief Agreement and had an accounts receivable balance at December 31, 2020 from Relief of $831,390, net of an allowance for doubtful accounts of $257,463.

Loss on conversion of convertible notes payable

For the year ended December 31, 2020, NeuroRx recorded $306,641 of loss on conversion of convertible notes payable, and did not record any such expense for the year ended December 31, 2019. The increase of $306,641 related to the loss on extinguishment for the difference between the carrying value of the convertible notes, unamortized debt discount, and the fair value of the embedded put option, and the fair value of common shares issued.

Interest expense

For the year ended December 31, 2020, NeuroRx recorded $56,695 of interest expense compared to $303,057 for the year ended December 31, 2019. The decrease of $246,362 related primarily to the conversion of convertible notes payable in 2020.

Change in fair value of embedded put

For the year ended December 31, 2020, NeuroRx recorded $27,160 of change in fair value of embedded put compared to $162,866 for the year ended December 31, 2019. The decrease of $135,706 related primarily to the decrease in fair value of the conversion option attached to the convertible notes payable.

Liquidity and Capital Resources

NeuroRx has generated no revenues, has incurred operating losses since inception, and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. From the inception of the ZYESAMI drug development program NeuroRx had funded all operating expenses related to the US development of ZYESAMI and the portion of corporate overhead attributable to that program from the Relief Agreement. The proceeds recorded as “Reimbursement of expenses from Relief Therapeutics” amounted to $771,245 for the three months ended March 31, 2021.

Pursuant to the Relief Agreement, NeuroRx is responsible for not exceeding the Relief Product trial budget of $8.3 million by more than 30% (approximately $10.7 million) for the original sample size of 144 participants (the “Initial Budget”). In October 2020, the study’s Data Safety Monitoring Board and statistical consultant advised NeuroRx to increase the size of the study to at least 200 participants, resulting in an additional $4 million in potential study costs. The Relief Agreement states that costs of drug formulation, manufacture, CMC, stability, etc., are not included within the Initial Budget, however, Relief is required to fund the costs of formulation, stability, and manufacturing at MedisourceRx, Bachem, and Nephron Pharmaceuticals.

The Relief Agreement states that in the event Relief does not approve additional overages to the Initial Budget, NeuroRx shall be free to bring in other parties in order to complete the aviptadil study. The Relief Agreement further provides for Relief to fund the costs associated with the clinical development of the inhaled Relief Product in the United States in reliance upon NeuroRx’s agreement to conduct, manage, supervise and oversee its clinical development. Should Relief not fund the costs associated with the clinical development of the inhaled Relief Product in the United States, then NeuroRx shall have the freedom to bring a replacement investor.

As of May 20, 2021, Relief has not paid approximately $4 million in invoiced costs associated with conduct of the Intravenous trial, reformulation, and manufacture of ZYESAMI incurred subsequent to December 31, 2020. Additionally, as of May 20, 2021, Relief has not funded the costs of the inhaled ZYESAMI product. NeuroRx has initiated the inhaled use clinical trial with other capital. NeuroRx intends to use the proceeds of the merger transaction to fund the ZYESAMI inhaled trial for COVID-19.

NeuroRx expects to continue to incur operating losses and net cash outflows until such time as it generates a level of revenue from sale or licensing of drug products to support its cost structure. There is no assurance that NeuroRx will achieve profitable operations and if achieved, whether it will be sustained on a continued basis.

NeuroRx intends to fund ongoing activities by raising additional capital through equity or debt financings and believes that existing resources and such funding will provide sufficient liquidity through the next twelve months. There can be no assurance that NeuroRx will be successful in raising that additional capital or that such capital, if available, will be on terms that are acceptable to NeuroRx. If NeuroRx is unable to raise sufficient additional capital, NeuroRx may be compelled to reduce the scope of its operations and planned capital expenditures.

NeuroRx sold 105,418 and 16,090 shares of NeuroRx Common Stock during the three months ended March 31, 2021 and 2020, respectively and received gross proceeds of $6,926,858 and $176,990, respectively.

Subsequent to March 31, 2021, NeuroRx sold 19,736 shares of common stock for net proceeds of $1,421,024, and 1,000 shares of common stock for net proceeds of $15,250.

NeuroRx’s research programs beyond 2021 would require additional funding either from sales of product or from external investment.

Until such time as NeuroRx is allowed to market its therapeutic products or completes a sale to a governmental entity, NeuroRx is dependent upon obtaining necessary equity and/or debt financing to continue operations. NeuroRx cannot make any assurances that sales of ZYESAMI will commence in 2021 or that additional financings will be available to it and, if available, on acceptable terms or at all. This could negatively impact NeuroRx’s business and operations and could also lead to the reduction of NeuroRx’s operations.

Cash Flow Summary for the three months ended March 31, 2021 and 2020

The following table shows a summary of NeuroRx’s cash flows for each of the periods shown below:

	Three months ended March 31,
	2021	2020
	(Unaudited)
Net cash used in operating activities	$(3,013,810)	$(832,657)
Net cash provided by financing activities	14,426,876	226,994

Net increase (decrease) in cash	$11,413,066	$(605,663)

Operating activities

During the three months ended March 31, 2021, operating activities used $3,013,810 of cash, primarily resulting from a net loss of $25,488,874, reduced by non-cash charges of $21,649,055, including $21,365,641 of non-cash settlement expense related to the GEM Warrant, $371,698 of stock-based compensation expense, $120,810 of gain on the extinguishment of debt, $32,050 of non-cash interest expense, $476 of depreciation expense, and changes in operating assets and liabilities of $826,009, including a decrease of $1,185,044 in accrued expenses and other liabilities and increases of $831,390 and $49,738 in accounts receivable and prepaid expenses and other assets, respectively, partially offset by an increase of $1,229,401 in accounts payable.

During the three months ended March 31, 2020, operating activities used $832,657 of cash, primarily resulting from a net loss of $1,590,056, partially reduced by non-cash charges of $675,821, including $236,763 of non-cash interest expense, $16,454 of amortization of debt discount, and $88,803 of stock-based compensation expense.

Investing activities

There were no investing activities for the three months ended March 31, 2021 and 2020, respectively.

Financing activities

During the three months ended March 31, 2021, financing activities provided $14,426,876 of cash, primarily resulting from the issuance of shares of NeuroRx common stock.

During the three months ended March 31, 2020, financing activities provided $226,994 of cash, primarily resulting from the issuance of shares of NeuroRx common stock.

Cash Flow Summary for the years ended December 31, 2020 and 2019

The following table shows a summary of NeuroRx’s cash flows for each of the periods shown below:

	Years ended December 31,
	2020	2019
	(Unaudited)
Net cash used in operating activities	$(2,266,367)	$(5,542,325)
Net cash used in investing activities	(1,501)	(3,552)
Net cash provided by financing activities	3,248,960	5,802,002

Net increase in cash	$981,092	$256,125

Operating activities

During the year ended December 31, 2020, operating activities used $2,266,367 of cash, primarily resulting from a net loss of $51,776,904 reduced by non-cash charges of $46,057,962, including $39,486,139 of settlement expense, $5,382,905 of warrant expense for services, $730,405 of stock-based compensation expense, $306,641 of loss on conversion of convertible debt, and changes in operating assets and liabilities of $3,452,575, including increases of $3,243,610 and $1,183,143 in accrued expenses and other liabilities and accounts payable, respectively, partially offset by increases of $831,390 and $142,788 in accounts receivable and prepaid expenses and other assets, respectively.

During the year ended December 31, 2019, operating activities used $5,542,325 of cash, primarily resulting from a net loss of $6,729,161, partially reduced by non-cash charges of $1,396,041, including $499,994 of noncash consulting expense and $433,910 of stock-based compensation expense.

Investing activities

During the year ended December 31, 2020, investing activities were primarily due to the purchase of computer equipment.

During the year ended December 31, 2019, investing activities were primarily due to the purchase of computer equipment.

Financing activities

During the year ended December 31, 2020, financing activities provided $3,248,960 of cash, primarily resulting from $2,579,114 from the issuance of shares of NeuroRx Common Stock, $50,004 from the issuance of shares of NeuroRx preferred stock, and $619,842 in proceeds from notes payable.

During the year ended December 31, 2019, financing activities provided $5,802,002 of cash, primarily resulting from the issuance of common stock.

Contractual Obligations and Commitments

See Note 7, Commitments and Contingencies, of the notes to NeuroRx’s condensed consolidated financial statements for the three months ended March 31, 2020 included elsewhere in this proxy statement / prospectus / consent solicitation statement for further discussion of NeuroRx’s commitments and contingencies.

Milestone Payments

Pursuant to the legal settlement with SHMH in September 2018, which included the license of intellectual property rights from SHMH, an ongoing royalty of 1% to 2.5% of NRX-101 gross sales shall be due to SHMH, together with milestone payments of $250,000, upon completion of phase 3 trials and commercial sale of NRX-101. The milestone payments for developmental and commercial milestones range from $100,000 to $750,000. Annual maintenance fees range up to $150,000.

Off-Balance Sheet Arrangements

NeuroRx is not party to any off-balance sheet transactions. NeuroRx has no guarantees or obligations other than those which arise out of normal business operations.

Critical Accounting Policies and Significant Judgments and Estimates

NeuroRx’s management’s discussion and analysis of its financial condition and results of operations is based on its financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires NeuroRx to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the balance sheet and the reported amounts of expenses during the reporting period. In accordance with U.S. GAAP, NeuroRx evaluates its estimates and judgments on an ongoing basis. The most significant estimates relate to the valuation of conversion features of convertible notes and common stock, the valuation of stock options and warrants and the valuation allowance of deferred tax assets resulting from net operating losses. NeuroRx bases its estimates and assumptions on current facts, historical experiences, and various other factors that NeuroRx believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

NeuroRx defines its critical accounting policies as those accounting principles that require it to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on its financial condition and results of operations, as well as the specific manner in which NeuroRx applies those principles. While its significant accounting policies are more fully described in Note 2 to its financial statements appearing elsewhere in this proxy statement / prospectus / consent solicitation statement, NeuroRx believes the following are the critical accounting policies used in the preparation of its financial statements that require significant estimates and judgments.

Fair value of common and preferred stock

In order to determine the fair value of shares of its common stock, NeuroRx’s board of directors considered, among other things, contemporaneous valuations of its common stock and preferred stock based on arms-length transactions with third party investors and recent sales of NeuroRx Common Stock.

Share-Based Compensation

Our stock-based awards are classified as equity (stock options and warrants). We recognize related share-based compensation expense based on the grant date fair value of the awards. We estimate the fair value of all stock-based awards using the Black-Scholes-Merton valuation model which requires the use of subjective assumptions that could materially impact the estimation of fair value and related compensation expense to be recognized. One of these assumptions include the expected volatility of our stock price. Developing this assumption requires the use of judgment. NeuroRx is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies. We also estimate the fair value of our common stock based on third party sales of our common stock.

Income taxes - Valuation Allowance

Income taxes are recorded in accordance with Accounting Standards Codification Topic 740, Income Taxes (“ASC 740”), which provides for deferred taxes using an asset and liability approach. NeuroRx recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

BENEFICIAL OWNERSHIP OF SECURITIES OF NEURORX

The following table and accompanying footnotes set forth information with respect to the beneficial ownership of NeuroRx’s common stock and preferred stock, as of May 6, 2021, for (1) each person known by NeuroRx to be the beneficial owner of more than 5% of NeuroRx’s outstanding shares of common stock and preferred stock, (2) each member of NeuroRx’s board of directors, (3) each of NeuroRx’s named executive officers and (4) all of the members of NeuroRx’s board of directors and NeuroRx’s executive officers as a group. As of May 6, 2021, NeuroRx had 11,827,316 shares of common stock outstanding, owned by 58 holders of record, had 1,000,000 shares of Series A Preferred Stock outstanding, owned by 11 holders of record and had 1,371,710 shares of Series B Preferred Stock outstanding, owned by 33 holders of record.

The number of shares and the percentages of beneficial ownership below are based on the number of shares of NeuroRx’s common stock and preferred stock issued and outstanding as of May 6, 2021. In computing the number of shares of common stock and preferred stock beneficially owned by a person and the percentage ownership of such person, NeuroRx deemed to be outstanding all shares of common stock and preferred stock subject to options held by the person that are currently exercisable or exercisable within 60 days of May 6, 2021. NeuroRx did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to vote or to direct the voting of the security, or “investment power”, which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned common stock and preferred stock.

Except as indicated in the footnotes to the table, each of the stockholders listed below has sole voting and investment power with respect to the shares of common stock and preferred stock owned by such stockholders. Unless otherwise noted, the address of each beneficial owner is c/o NeuroRx, Inc., 1201 N. Market Street, Suite 111, Wilmington, DE 19801, Attention: Corporate Secretary.

	Common Stock
Name of Beneficial Owner (1)	Number of Shares Beneficially Owned	Percentage Outstanding
5% Stockholders:

Jonathan Javitt Living Trust	4,224,366	26.6%
Glytech, LLC	4,421,476	27.8%
GEM Yield Bahamas Limited (2)	1,053,738	6.6%

Directors, Named Executive Officers and Executive Officers:

Jonathan Javitt (3)	4,689,028	29.5%
Daniel Javitt (4)	4,421,476	27.8%
Aaron Gorovitz (5)	850,158	5.3%
Chaim Hurvitz (6)	564,542	3.6%
Patrick J. Flynn (7)	416,236	2.6%
Robert Besthof (8)	70,000	*
Daniel Troy (9)	26,830	*
Sherry A. Glied, Ph.D. (10)	17,360	*
Alessandra Daigneault (11)	16,828	*
Brian Del Buono (12)	20,000	*
William Fricker	—	*
All directors and executive officers as a group (10 persons)	11,092,458	69.8%

*	Indicates less than 1%
(1)

Pursuant to Rules 13d-3 and 13d-5 of the “Exchange Act”, beneficial ownership includes any shares as to which a shareholder has sole or shared voting power or investment power, and also any shares which the shareholder has the right to acquire within 60 days, including upon exercise of common share purchase options or warrants or upon conversion of preferred stock.

(2)	Consists of (i) 473,486 shares of common stock and (ii) 580,252 shares of common stock issuable upon exercise of fully vested warrants held by GEM Yield Bahamas Limited
(3)

Consists of (i) 4,224,366 shares of common stock held by the Jonathan Javitt Living Trust and (ii) 450,000 shares of common stock held by The Javitt 2012 Irrevocable Dynasty Trust, and (iii) 14,662 shares of common stock issuable upon conversion of shares of Series B preferred stock held by Jonathan C. Javitt.

(4)	Consists of 4,421,476 shares of common stock held by Glytech, LLC.
(5)

Consists of (i) 128,916 shares of common stock held by AHG Neuro Options, LLC, (ii) 279,291 shares of common stock issuable upon exercise of fully vested warrants held by AHG Neuro Options, LLC, (iii) 428,759 shares of common stock held by AHG Neuro, LLC issuable upon conversion of shares of Series B preferred stock, and (iv) 13,192 shares of common stock issuable upon conversion of Series B preferred stock held by GK Manitoba, LLC.

(6)

Consists of (i) 193,290 shares of common stock, (ii) 100,000 shares of common stock issuable upon conversion of shares of Series A preferred stock, (iii) 161,251 shares of common stock issuable upon conversion of shares of Series B preferred stock, held by Shirat HaChaim Ltd., (iv) 65,963 shares of common stock held by CH Health-Private Venture Capital Ltd and (v) 44,038 shares of common stock issuable upon exercise of fully vested warrants held by CH Health-Private Venture Capital Ltd.

(7)

Consists of (i) 100,000 shares of common stock issuable upon conversion of shares of Series A preferred stock held by Nash-Flynn Investments, LLC, (ii) 14,662 shares of common stock issuable upon conversion of shares of Series B preferred stock held by Nash-Flynn Investments, LLC, (iii) 9,092 shares of common stock held by the Whitney Flynn Trust and the Lindsay Flynn Trust, and (iv) 13,192 shares of common stock issuable upon conversion of shares of Series B preferred stock and 279,290 shares of common stock issuable upon exercise of fully vested warrants held by the Whitney Flynn Trust and the Lindsay Flynn Trust.
(8)	Consists of 140,000 shares subject to options held by Robert Besthof, of which 70,000 are vested and exercisable within 60 days of May 6, 2021.
(9)	Consists of (i) 13,637 shares of common stock held by Daniel Troy, and (ii) 13,193 shares subject to options held by Daniel Troy, all of which are vested and exercisable within 60 days of May 6, 2021.
(10)

Consists of (i) 4,167 shares of common stock issuable upon conversion of shares of Series B preferred stock held by Cottingham-Hillcrest, Inc. and (ii) 13,193 shares subject to options held by Sherry A. Glied, Ph.D., of which 13,193 are vested and exercisable within 60 days of May 6, 2021.

(11)

Consists of (i) 2,000 shares of common stock held by Alessandra Daigneault and (ii) 39,000 shares subject to options held by Alessandra Daigneault, of which 14,828 are vested and exercisable within 60 days of May 6, 2021.

(12)	Consists of 20,000 shares subject to options held by Brian Del Buono, of which 20,000 are vested and exercisable within 60 days of May 6, 2021.

MANAGEMENT OF NRX PHARMACEUTICALS FOLLOWING THE BUSINESS COMBINATION

References in this section to “we”, “our”, “us” and the “Company” generally refer to NeuroRx, Inc. and its consolidated subsidiaries prior to the Business Combination and to NRX Pharmaceuticals and its consolidated subsidiaries after giving effect to the Business Combination.

Management and Board of Directors

The following table sets forth the persons BRPA and NeuroRx anticipate will become the executive officers and directors of NRX Pharmaceuticals. For biographical information concerning the director nominees, including Dr. Javitt, see “Proposal No. 5—The Director Proposal.” For biographical information concerning the executive officers, see “Management of NeuroRx.”

Name	Age	Position
Jonathan C. Javitt, M.D., M.P.H.	64	Chief Executive Officer, Chairman and Director Nominee
William Fricker	57	Chief Financial Officer and Treasurer
Robert Besthof, MIM	55	Chief Commercial and Patient Officer and Head of Operations
Alessandra Daigneault, Esq.	57	General Counsel and Secretary
Sherry A. Glied, Ph.D.	59	Director Nominee
Patrick J. Flynn	72	Director Nominee
Daniel Troy	60	Director Nominee
Aaron Gorovitz	62	Director Nominee
Chaim Hurvitz	60	Director Nominee

Corporate Governance

We will structure our corporate governance in a manner BRPA and NeuroRx believe will closely align our interests with those of our stockholders following the Business Combination. Notable features of this corporate governance include:

•

we will have independent director representation on our audit, compensation and nominating and corporate governance committees immediately at the time of the Business Combination, and our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

•	at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC; and

•	we will implement a range of other corporate governance best practices, including implementing a robust director education program.

Composition of the NRX Pharmaceuticals Board of Directors After the Business Combination

Our business and affairs are managed under the direction of our board of directors. Our board of directors will continue to be staggered in three classes, with two directors in Class I (expected to be Chaim Hurvitz and Dan Troy), two directors in Class II (expected to be Sherry Glied and Aaron Gorovitz), and two directors in Class III (expected to be Patrick Flynn and Jonathan Javitt). See “Description of Capital Stock of NRX Pharmaceuticals—Anti-Takeover Provisions—Classified Board.”

Board Committees

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and standing committees. After the Business

Combination, we will have a standing audit committee, nominating and corporate governance committee and compensation committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee

Our audit committee will be responsible for, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	reviewing, with our independent registered public accounting firm, the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the quarterly and annual financial statements that we file with the SEC;

•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;

•	reviewing our policies on risk assessment and risk management;

•	reviewing related person transactions; and

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.

Upon the completion of the Business Combination, our audit committee will consist of Patrick Flynn, Aaron Gorovitz and Chaim Hurvitz with Patrick Flynn serving as chair. Rule 10A-3 under the Exchange Act and the Nasdaq rules require that our audit committee be composed entirely of independent members. Our board of directors has affirmatively determined that Messers. Flynn, Gorovitz and Hurvitz each meet the definition of “independent director” for purposes of serving on the audit committee under Rule 10A-3 under the Exchange Act and the Nasdaq rules. Each member of our audit committee also meets the financial literacy requirements of Nasdaq listing standards. In addition, our board of directors has determined that Messers. Flynn, Gorovitz and Hurvitz will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, which will be available on our corporate website at www.nrxpharma.com upon the completion of the Business Combination. The information on any of our websites is deemed not to be incorporated in this proxy statement / prospectus / consent solicitation statement or to be part of this proxy statement / prospectus / consent solicitation statement.

Compensation Committee

Our compensation committee will be responsible for, among other things:

•

reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving, (either alone or, if directed by the board of directors, in conjunction with a majority of the independent members of the board of directors) the compensation of our Chief Executive Officer;

•	overseeing an evaluation of the performance of and reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;

•	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans, policies and programs;

•	reviewing and approving all employment agreement and severance arrangements for our executive officers;

•	making recommendations to our board of directors regarding the compensation of our directors; and

•	retaining and overseeing any compensation consultants.

Upon the completion of the Business Combination, our compensation committee will consist of Patrick Flynn, Aaron Gorovitz, and Dan Troy, with Patrick Flynn serving as chair. Our board of directors has affirmatively determined that Messers. Flynn, Gorovitz and Troy each meet the definition of “independent director” for purposes of serving on the compensation committee under the Nasdaq rules, including the heightened independence standards for members of a compensation committee, and are “non-employee directors” as defined in Rule 16b-3 under the Exchange Act. Our board of directors will adopt a written charter for the compensation committee, which will be available on our corporate website at www.nrxpharma.com upon the completion of the Business Combination. The information on any of our websites is deemed not to be incorporated in this proxy statement / prospectus / consent solicitation statement or to be part of this proxy statement / prospectus / consent solicitation statement.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will be responsible for, among other things:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•	overseeing succession planning for our Chief Executive Officer and other executive officers;

•	periodically reviewing our board of directors’ leadership structure and recommending any proposed changes to our board of directors;

•	overseeing an annual evaluation of the effectiveness of our board of directors and its committees; and

•	developing and recommending to our board of directors a set of corporate governance guidelines.

Upon completion of the Business Combination, our nominating and corporate governance committee will consist of Dan Troy, Sherry Glied and Jonathan Javitt, with Dan Troy serving as chair. Our board of directors has affirmatively determined that Dan Troy and Sherry Glied each meet the definition of “independent director” under the Nasdaq rules. As a "controlled company" within the meaning of the corporate governance standards of Nasdaq, we are permitted to, and have elected not to, comply with the requirement that NRX Pharmaceuticals have a nominating and corporate governance committee that is composed entirely of independent directors. Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our corporate website at www.nrxpharma.com upon the completion of the Business Combination. The information on any of our websites is deemed not to be incorporated in this proxy statement / prospectus / consent solicitation statement or to be part of this proxy statement / prospectus / consent solicitation statement.

Risk Oversight

Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our audit committee is also responsible for discussing our policies with respect to risk assessment and risk management. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ leadership structure.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

Prior to the completion of the Business Combination, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our corporate website at www.nrxpharma.com upon the completion of the Business Combination. In addition, we intend to post on our website all disclosures that are required by law or the Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the code. The information on any of our websites is deemed not to be incorporated in this proxy statement / prospectus / consent solicitation statement or to be part of this proxy statement / prospectus / consent solicitation statement.

Compensation of Directors and Officers

Following the closing of the Business Combination, we expect NRX Pharmaceuticals’ executive compensation program to be consistent with NeuroRx’s existing compensation policies and philosophies, which are designed to:

•

attract, retain and motivate senior management leaders who are capable of advancing our mission and strategy and ultimately, creating and maintaining our long-term equity value. Such leaders must engage in a collaborative approach and possess the ability to execute our business strategy in an industry characterized by competitiveness and growth;

•	reward senior management in a manner aligned with our financial performance; and

•	align senior management’s interests with our equity owners’ long-term interests through equity participation and ownership.

Following the closing of the Business Combination, we expect that decisions with respect to the compensation of our executive officers, including our named executive officers, will be made by the compensation committee of our board of directors. NRX Pharmaceuticals’ executive compensation and director compensation programs are further described below under “Management of NeuroRx—Executive Compensation—NRX Pharmaceuticals Executive Officer and Director Compensation.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

NRX Pharmaceuticals Transactions

Registration Rights Agreement

In connection with the execution of the Merger Agreement, NeuroRx, BRPA and certain stockholders of NeuroRx and BRPA will enter into the Registration Rights Agreement, which provides certain registration rights for certain stockholders. The Registration Rights Agreement will become effective upon the consummation of the Business Combination. See the section of this proxy statement / prospectus / consent solicitation statement titled “The Business Combination Proposal—Ancillary Agreements—Registration Rights Agreement.”

Procedures with Respect to Review and Approval of Related Person Transactions

The board of directors of BRPA and NeuroRx recognize the fact that transactions with related persons present a heightened risk of conflicts of interests (or the perception thereof). Effective upon the consummation of the Business Combination, NRX Pharmaceuticals’ board of directors expects to adopt a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on Nasdaq. Under the policy, NRX Pharmaceuticals’ legal department will be primarily responsible for developing and implementing processes and procedures to obtain information regarding related persons with respect to potential related person transactions and then determining, based on the facts and circumstances, whether such potential related person transactions do, in fact, constitute related person transactions requiring compliance with the policy. If the legal department determines that a transaction or relationship is a related person transaction requiring compliance with the policy, NRX Pharmaceuticals’ general counsel will be required to present to the audit committee all relevant facts and circumstances relating to the related person transaction. The audit committee will be required to review the relevant facts and circumstances of each related person transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party and the extent of the related person’s interest in the transaction, take into account the conflicts of interest and corporate opportunity provisions of NRX Pharmaceuticals’ code of business conduct and ethics (which will also be put in place in connection with the Business Combination), and either approve or disapprove the related person transaction. If advance audit committee approval of a related person transaction requiring the audit committee’s approval is not feasible, then the transaction may be preliminarily entered into by management upon prior approval of the transaction by the chair of the audit committee, subject to ratification of the transaction by the audit committee at the audit committee’s next regularly scheduled meeting; provided, that if ratification is not forthcoming, management will make all reasonable efforts to cancel or annul the transaction. If a transaction was not initially recognized as a related person transaction, then, upon such recognition, the transaction will be presented to the audit committee for ratification at the audit committee’s next regularly scheduled meeting; provided, that if ratification is not forthcoming, management will make all reasonable efforts to cancel or annul the transaction. NRX Pharmaceuticals’ management will update the audit committee as to any material changes to any approved or ratified related person transaction and will provide a status report at least annually of all then current related person transactions. No director will be permitted to participate in approval of a related person transaction for which he or she is a related person.

BRPA Related Person Transactions

Working Capital Loans

In order to meet BRPA’s working capital needs following the consummation of the Initial Public Offering, the Sponsor, officers and directors may, but are not obligated to, loan BRPA funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of BRPA’s initial business combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the notes may be converted into private units at a price of $10.00 per unit. The units would be identical to the private placement units (which, for example, would result in the holders being issued 165,000 shares of common stock if $1,500,000 of notes were so converted since the 150,000 rights included in such units would result in the issuance of 15,000 shares upon the closing of BRPA’s business combination, as well as 75,000 warrants to purchase 75,000 shares). If BRPA does not complete a business combination, the loans will be forgiven.

Registration Rights Agreement

The holder of BRPA founder’s shares issued and outstanding on the date of the Initial Public Offering, as well as the holders of the private placement units and any warrants BRPA’s Sponsor, officers, directors or their affiliates may be issued in payment of working capital loans (and all underlying securities), are entitled to registration rights pursuant to the Registration Rights Agreement among BRPA and the Sponsor. The holders of a majority of these securities are entitled to make up to three demands that we register such securities. The holders of the majority of the founder’s shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the private placement units or private units issued in payment of working capital loans made to us (or underlying securities) can elect to exercise these registration rights at any time after we consummate a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of a business combination. BRPA will bear the expenses incurred in connection with the filing of any such registration statements.

Indemnification by A/Z Partners

A/Z Partners, an entity majority owned by Richard Ackerman, has agreed that it will be liable to ensure that the proceeds in the trust account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors or other entities that are owed money for services rendered or contracted for or products sold to BRPA. BRPA believes A/Z Partners has sufficient net worth to satisfy its indemnity obligation should it arise, however BRPA cannot assure you that A/Z Partners will have sufficient liquid assets to satisfy such obligations if it is required to do so. Additionally, the agreement entered into by A/Z Partners specifically provides for two exceptions to the indemnity it has given: it will have no liability (1) as to any claimed amounts owed to a target business or vendor or other entity who has executed an agreement with BRPA waiving any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, or (2) as to any claims for indemnification by the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act.

Administrative Support Agreement

The Sponsor agreed that, commencing on November 20, 2017 through the earlier of the consummation of our initial business combination or BRPA’s liquidation, it would make available to BRPA certain general and administrative services, including office space, utilities and administrative support, as BRPA may require from time to time. BRPA agreed to pay the Sponsor an aggregate of up to $10,000 per month for these services. For the year ended December 31, 2018, BRPA incurred $75,000 in fees for these services. Effective August 20, 2018, the Sponsor agreed to stop charging BRPA the monthly administrative fee.

Promissory Notes – Related Party

On November 17, 2018, BRPA entered into an Agreement (“Extension Funding Agreement”) with the Sponsor and BRAC, which is an affiliate of EBC, the representative of the underwriters of the BRPA IPO and an advisor to BRPA. Pursuant to the Extension Funding Agreement, the Sponsor transferred an aggregate of 1,500,000 Founders Shares to BRAC in exchange for the agreements set forth below and aggregate cash consideration of $1.00.

Pursuant to the Extension Funding Agreement, the Sponsor agreed to extend the period of time BRPA has to consummate a Business Combination up to two times for an aggregate of up to six months and BRAC agreed to loan BRPA the funds necessary to obtain the extensions. Pursuant to the Extension Funding Agreement, BRAC has also agreed to loan BRPA all funds necessary to pay expenses incurred in connection with and in order to consummate a Business Combination (the “Business Combination Expenses”) and such loans will be added to the notes.

On November 20, 2018, BRPA issued an unsecured promissory note (the “First Note”) in favor of BRAC, in the original principal amount of $690,000, to provide BRPA the funds necessary to obtain the first three-month extension, from November 22, 2018 to February 22, 2019. On February 21, 2019, BRPA issued a second unsecured promissory note (the “Second Note”) in favor of BRAC, in the original principal amount of $690,000, to provide BRPA the funds necessary to obtain the second three-month extension, from February 22, 2019 to May 22, 2019.

In connection with the stockholders’ approval of the extended date of August 22, 2019, BRPA issued another unsecured promissory note (the “Third Note”) in favor of BRAC in order to pay for part of the third extension payment in the original principal amount of $6,814.

On December 31, 2019, BRPA issued an unsecured promissory note, as amended on March 31, 2020, June 30, 2020, and September 30, 2020 (the “Fourth Note” and, together with the First Note, Second Note, and Third Note, the “Extension Notes”) in favor of BRAC in the aggregate principal amount of $317,547 in order to pay for part of the extension payments. Through December 31, 2020, BRAC loaned BRPA an aggregate of $423,075, of which $141,299 was loaned during the year ended December 31, 2020 to pay for part of the extension payments through December 23, 2020 and $32,967 was loaned during the year ended December 31, 2020 to pay for extension related costs and $100,000 was loaned during the year ended December 31, 2020 for working capital purposes.

If BRPA does not consummate a Business Combination, all outstanding loans under the Extension Notes will be forgiven, except to the extent of any funds held outside of the Trust Account after paying all other fees and expenses of BRPA incurred prior to the date of such failure to consummate a Business Combination.

As of December 31, 2020, the outstanding balance under the Extension Notes amounted to an aggregate of $1,809,889. The Sponsor has agreed to be responsible for all liabilities of BRPA effective November 17, 2018, except for liabilities associated with the possible redemption of shares by BRPA’s shareholders. The Sponsor has also agreed to loan BRPA the funds necessary to pay the expenses of BRPA other than the Business Combination Expenses through the closing of a Business Combination when and as needed in order for BRPA to continue in operation (the “Non-Business Combination Related Expenses”). Upon consummation of a Business Combination, up to $200,000 of the Non-Business Combination Related Expenses will be repaid by BRPA to the Sponsor provided that BRPA has funds available to it sufficient to repay such expenses (the “Cap”) as well as to pay for all stockholder redemptions, all Business Combination Expenses, repayment of the Extension Notes, and any funds necessary for the working capital requirements of NRX Pharmaceuticals following closing of the Business Combination. Any remaining amounts in excess of the Cap will be forgiven. On December 31, 2019, BRPA issued an unsecured promissory note to the Sponsor in the original principal amount of $446,283 to pay for Non-Business Combination Related Expenses. Of the amount loaned to BRPA, $117,333 was used in order to pay for part of the extension payments in connection with the Extension to November 22, 2019. If BRPA does not consummate a Business Combination, all outstanding loans made by the Sponsor to cover the Non-Business Combination Related Expenses will be forgiven, except as set forth above.

In November 2019, in connection with the stockholders’ approval of the extended date of March 23, 2020, A/Z Partners loaned BRPA an additional $30,143 to pay for part of the extension through December 2019. In January and February 2020, A/Z Partners loaned BRPA an aggregate additional amount of $60,285 to pay for part of the extension through March 23, 2020.

In March 2020, in connection with the stockholders’ approval of the Extended Date of July 23, 2020, A/Z Partners loaned BRPA an additional $11,611 under the Second Note to pay for part of the extension through April 23, 2020.

As of December 31, 2020, A/Z Partners has loaned BRPA an aggregate of approximately $862,148 in order to pay our Non-Business Combination Related Expenses and extension payments. As of December 31, 2020, BRAC has loaned BRPA an aggregate of approximately $1,809,889 in order to fund extension payments and other expenses.

In connection with the proposed business combination with NeuroRx, if such business combination is completed, the Sponsor and lenders agreed to only seek repayment of outstanding working capital loans to the extent the amount remaining amount remaining in the trust account after taking into account conversions by public stockholders, plus any amounts raised in the PIPE or any other financing, exceeds $5 million. The Sponsor and lenders further agreed that amounts not repaid will be converted into two-year convertible promissory notes with a principal amount of no more than approximately $2.7 million, which will bear interest at three percent (3%) per annum. Such arrangements are described elsewhere in this proxy statement/prospectus/consent solicitation statement.

Certain Relationships and Related Person Transactions—NeuroRx

NeuroRx licenses patents that are owned by Glytech, pursuant to the Glytech DLA. Glytech is owned by Daniel Javitt, a co-founder and director of NeuroRx. The Glytech DLA requires that NeuroRx pay Glytech for ongoing scientific support and also reimburse Glytech for expenses of obtaining and maintaining patents that are licensed to NeuroRx. Daniel Javitt owns 100% of Glytech. The key composition of matter patent (U.S. Patent No. 10,583,138) that supports NeuroRx was assigned to NeuroRx by Glytech in January 2021 and is no longer the subject of a license grant under the Glytech DLA. The remaining licensed patents, which are not essential for the manufacture of sale of NRX-101 are to be assigned to NeuroRx at such time as the shares of NeuroRx owned by Glytech are valued in excess of $50 million.

In addition, during 2018, 2019 and 2020, NeuroRx paid Glytech, LLC, $270,148, $464,720 and $272,929, respectively, for continuing research and development, technology support services and reimbursed expenses. These support services are ongoing. Glytech’s support of NeuroRx includes both non-clinical and clinical research in support of the expansion of NeuroRx’s intellectual property portfolio.

NeuroRx pays Zachary Javitt, the CEO’s son on an hourly basis for services related to brand development and marketing support under the supervision of NeuroRx’s Chief Commercial Officer, who is responsible for assuring that the services are provided on financial terms that are at market and that NeuroRx could not readily procure these services from an unrelated party at comparable response time, quality, and reliability. The total payment to this family member totaled $44,723 and $48,000 for 2018 and 2019, respectively.

In addition, NeuroRx has entered into a Master Agreement for Information Technology Services (“PT Master Services Agreement”) dated April 1, 2020, with Pill Tracker 2015, Ltd. (“Pill Tracker”) for services relating to the development of the inhaled use form of ZYESAMI. Zachary Javitt and Dr. Jonathan Javitt are the chief executive officer and the board chairman, respectively, of Pill Tracker. This PT Master Services Agreement and any subsequent statements of work were negotiated and executed between Patrick Flynn and Robert Besthof of NeuroRx and Zachary Javitt.

Pursuant to the initial scope of work (“SOW”) under the PT Master Services Agreement, Pill Tracker has been engaged to provide necessary pre-trial development work in order to successfully support the clinical trial of ZYESAMI in a nebulized form. This work included consulting services and product sourcing for medical devices to support an inhaled form of ZYESAMI, the procurement, integration and deployment of an Internet of Things (“IoT”) suite for the purposes of supporting the home-use of inhaled ZYESAMI in clinical trials, including software development and architecture, the development of training materials, instructional materials and technical/customer service infrastructure for a successful home-health deployment in the ZYESAMI study, the procurement of all necessary medical devices and IoT hardware for use in the ZYESAMI study, including nebulizers and pulse oximeters, the development of an ISO13485 compliant medical device quality system and development of a separate, “front-end” website to be used by nurses for managing the IoT system provisioned to patients.

The total project cost of the SOW was agreed at $309,651, exclusive of any applicable value added tax. NeuroRx has the right to terminate the PT Master Service Agreement, including the initial scope of work, at any time with 30 days’ advance notice to Pill Tracker, subject to payment for work performed prior to the date of termination and any additional expenses incurred with NeuroRx’s prior written approval.

In connection with the PT Master Services Agreement, NeuroRx paid Pill Tracker $317,232 during the year ended December 31, 2020 and, as of January 21, 2021, has paid Pill Tracker $39,053 during the year ended December 31, 2021. NeuroRx made no payments to Pill Tracker prior to 2020. The difference between the agreed price for the SOW and the amounts paid reflect agreed increases in development time, increase in hardware procurement requirements, and additional software features or change of software features in order to reflect the clinical trial protocol design.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion of the material U.S. federal income tax consequences of the Merger to the U.S. Holders (as defined below) of NeuroRx capital stock is the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to NeuroRx, insofar as it expresses conclusions as to the application of U.S. federal income tax law. This discussion is based upon the Code, applicable Treasury Regulations promulgated thereunder, judicial authority and administrative rulings, in each case effective as of the date hereof. These authorities are subject to change, possibly with retroactive effect, or different interpretations. Any such change could alter the tax consequences to the U.S. Holders of NeuroRx capital stock as described herein. The discussion below does not address any aspects of U.S. taxation other than U.S. federal income taxation, and as such does not address any state, local or foreign tax consequences or any estate, gift or other non-income tax consequences of the Merger.

This discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders of NeuroRx capital stock in light of their particular facts and circumstances. This discussion applies only to holders that hold their NeuroRx capital stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of holders of NeuroRx capital stock, including the impact of the Medicare contribution tax on net investment income or the alternative minimum tax. In addition, this discussion does not apply to holders of NeuroRx capital stock that are subject to special rules (including, without limitation, banks or other financial institutions; dealers or brokers in stocks and securities or currencies; traders in securities that elect to apply a mark-to-market method of accounting; insurance companies; tax-exempt entities; entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (and investors therein); subchapter S corporations (and investors therein); retirement plans, individual retirement accounts or other tax-deferred accounts; real estate investment trusts; regulated investment companies; mutual funds; controlled foreign corporations; passive foreign investment companies; certain former citizens or former long-term residents of the United States; holders of NeuroRx capital stock that are not U.S. Holders; U.S. Holders having a functional currency other than the U.S. dollar; holders who hold shares of NeuroRx capital stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction; holders who own (or are deemed to own) 5% or more of the outstanding stock of NeuroRx; holders who acquired (or will acquire) their shares of NeuroRx capital stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan); and a person required to accelerate the recognition of any item of gross income with respect to NeuroRx Common Stock as a result of such income being recognized on an applicable financial statement.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of NeuroRx capital stock or of Public Shares, as applicable, that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia (or any other entity treated as a corporation for U.S. federal income tax purposes);

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

A “Non-U.S. Holder” means a beneficial owner of Public Shares (other than a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership (or other entity or arrangement treated as a partnership) for U.S. federal income tax purposes holds shares of NeuroRx capital stock, the tax treatment of a partner (or person treated as a partner) in such partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding shares of NeuroRx capital stock and the partners (and persons treated as partners) in a partnership holding shares of NeuroRx capital stock should consult their tax advisors regarding the consequences to them of the Merger.

ALL HOLDERS OF NEURORX CAPITAL STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

Material Tax Consequences of the Merger to U.S. Holders of NeuroRx Capital Stock

The obligation of NeuroRx to consummate the Merger is conditioned upon its receipt of an opinion dated as of the closing of the Merger, to the effect that the Merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. NeuroRx will receive an opinion from its counsel, Paul, Weiss, Rifkind, Wharton & Garrison LLP.

The opinion of counsel will be based on customary assumptions and on representations, warranties and covenants of officers of BRPA and NeuroRx and any of their respective affiliates and representatives, as appropriate. If any of the assumptions, representations, warranties or covenants is incorrect, incomplete or inaccurate or is violated, the validity of the opinion described above may be affected, and the tax consequences of the Merger could differ materially from those described below.

An opinion of counsel represents counsel’s best legal judgment but is not binding on the Internal Revenue Service (“IRS”) or any court, so there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge. In addition, neither BRPA nor NeuroRx intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the Merger. Accordingly, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to the treatment of the Merger described above. If the IRS were to successfully challenge the treatment of the Merger described above, the tax consequences could differ materially from those described below. In addition, if any of the representations or assumptions upon which such opinion is based is inconsistent with actual facts, the U.S. federal income tax consequences of the Merger could be adversely affected.

Subject to the qualifications, assumptions and limitations set forth herein and the U.S. federal income tax opinion filed herewith, this discussion under the heading “Material Tax Consequences of the Merger to U.S. Holders of NeuroRx Capital Stock” represents the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to NeuroRx, with respect to the material U.S. federal income tax consequences of the Merger to U.S. Holders.

Exchange of NeuroRx Capital Stock for the Merger Consideration

As described above, it is the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to NeuroRx, that for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. As a result, but subject to the discussion below relating to a U.S. Holder’s contingent right to receive a pro rata portion of the Earnout Cash, a U.S. Holder generally will not recognize any gain or loss upon the receipt of shares of BRPA capital stock in the Merger (including any Earnout Shares). The U.S. Holder’s holding period for shares of BRPA capital stock received in the Merger (excluding any Earnout Shares treated as imputed interest) generally will include such holder’s holding period for its shares of NeuroRx capital stock surrendered therefor. If a U.S. Holder has acquired different blocks of NeuroRx capital stock at different times or at different prices, then such holder’s tax basis and holding period in shares of BRPA capital stock received in the Merger generally will be determined with reference to each block of NeuroRx capital stock. Any such holders should consult their tax advisors with respect to identifying the bases or holding periods of the shares of BRPA capital stock received in the Merger.

A U.S. Holder may recognize capital gain on the Merger as a result of such U.S. Holder’s contingent right to receive a pro rata portion of the Earnout Cash. However, the timing and character of such gain (if any) will depend, in part, on whether the U.S. Holder reports such gain under the installment sale method. The availability and application of the installment sale method to transactions qualifying as reorganizations and involving the receipt of contingent payments such as the Earnout Cash and the Earnout Shares is unclear. Each U.S. Holder should consult its own tax advisor regarding the availability and application of the installment sale method to the Merger.

Under proposed U.S. Treasury regulations, if installment sale treatment is available and a U.S. Holder does not affirmatively elect for such treatment not to apply, a U.S. Holder would allocate its tax basis in its NeuroRx capital stock first to the BRPA capital stock received in the Merger (including, for these purposes, such U.S. Holder’s pro rata portion of the Earnout Shares), up to the fair market value of such BPRA capital stock and pro rata portion of the Earnout Shares, with the Earnout Shares valued for these purposes using the fair market value of the BRPA capital stock as of the closing of the Merger as determined for U.S. federal income tax purposes. Such U.S. Holder would allocate the excess, if any, of its basis in its NeuroRx capital stock over the fair market value of the BRPA capital stock received (including, for these purposes, such U.S. Holder’s pro rata portion of the Earnout Shares) to its contingent right to receive its pro rata portion of the Earnout Cash. A U.S. Holder would then recognize gain if and when it receives its pro rata portion of the Earnout Cash. If a U.S. Holder does not ultimately receive its pro rata portion of the Earnout Cash, although it is not free from doubt, such U.S. Holder generally will recognize a loss, which loss likely would be a capital loss, in an amount equal to such U.S. Holder’s tax basis, if any, in its contingent right to its pro rata portion of the Earnout Cash. If a U.S. Holder does not ultimately receive its pro rata portion of the Earnout Shares, any basis allocated to such Earnout Shares pursuant to the rules described above would be reallocated to the BRPA capital stock held by such U.S. Holder at the time it is determined that such U.S. Holder’s pro rata portion of the Earnout Shares will not be received.

If a U.S. Holder is not eligible for installment sale treatment, or if such U.S. Holder elects for the installment sale method not to apply, the “closed transaction” method will generally apply. Accordingly, a U.S. Holder generally will recognize gain, if any, equal to the lesser of (i) such U.S. Holder’s pro rata portion of the fair market value of the Earnout Cash as of the closing of the Merger as determined for U.S. federal income tax purposes and (ii) the difference between the aggregate fair market value of the Merger Consideration received by such U.S. Holder and such U.S. Holder’s basis in its shares of NeuroRx Common Stock. In such case, a U.S. Holder’s aggregate tax basis in BRPA capital stock received in the Merger (including, except as discussed below with respect to any Earnout Shares that represent imputed interest, any Earnout Shares received), generally will be equal to the aggregate tax basis of the shares of NeuroRx capital stock surrendered, plus the amount of gain (if any) recognized on the exchange minus the fair market value of such U.S. Holder’s pro rata portion of the Earnout Cash as of the closing of the Merger as determined for U.S. federal income tax purposes. A U.S. Holder’s initial tax basis in its contingent right to receive a pro rata portion of the Earnout Cash would equal the fair market value of such contingent right as of the Closing as determined for U.S. federal income tax purposes, and the holding period for such contingent right would begin on the day following the date of the Merger. However, there is substantial uncertainty as to the U.S. federal income tax treatment of payments received pursuant to such contingent right. Accordingly, the amount, timing and character of any gain, income or loss with respect to a U.S. Holder’s contingent right to receive a pro rata portion of the Earnout Cash are uncertain. For example, payments with respect to a U.S. Holder’s contingent right to receive a pro rata portion of the Earnout Cash may be treated, in whole or in part, as a non-taxable return of such U.S. Holder’s adjusted tax basis in such contingent right. To the extent payments received are not treated as a return of basis or exceed such basis, payments received with respect to such contingent right may be treated as (i) capital gains, (ii) ordinary income (including interest income), or (iii) dividends. If a U.S. Holder does not ultimately receive its pro rata portion of the Earnout Cash, although it is not free from doubt, such U.S. Holder generally will recognize a loss, which loss likely would be a capital loss, in an amount equal to such U.S. Holder’s tax basis in its contingent right to its pro rata portion of the Earnout Cash.

If, notwithstanding that a U.S. Holder is not eligible for installment sale treatment or if such U.S. Holder elects for the installment sale method not to apply, the value of a U.S. Holder’s contingent right to its pro rata portion of the Earnout Cash cannot be “reasonably ascertained,” the Merger may be treated as an “open transaction” for U.S. federal income tax purposes, although such treatment is generally disfavored by the IRS. In the unlikely event that “open transaction” treatment is appropriate, however, such U.S. Holder would not immediately take such contingent right into account in determining capital gain realized in the Merger and would take no tax basis in such right. Each U.S. Holder should consult its own tax advisor regarding the potential treatment of the Merger as an “open transaction” for U.S. federal income tax purposes.

A portion of any Earnout Shares and Earnout Cash you receive pursuant to the Merger (in any scenario, either with or without installment sale reporting) may be taxable to you upon receipt as imputed interest. Your basis in any Earnout Shares treated as imputed interest will equal the fair market value of such Earnout Shares on the date of receipt and your holding period in such Earnout Shares will begin on the day following the date of receipt.

U.S. Holders should consult their own tax advisors regarding the application of the installment sale provisions of the Code, including the amount and timing of gain, if any, to be recognized, the application of the rules to transactions involving contingent payments, the eligibility requirements, the possible application of rules requiring acceleration of recognition of gain upon certain events, the payments of an interest charge on deferred tax liabilities arising in connection with certain installment sales, the advisability and manner of electing out of the installment sale method, and the applicability of any state or local rules.

Perfection of Appraisal Rights

The above discussion does not apply to U.S. Holders of NeuroRx capital stock who properly perfect appraisal rights. A U.S. Holder of NeuroRx capital stock who perfects appraisal rights with respect to such U.S. Holder’s stock generally will recognize capital gain or loss equal to the difference between the amount of cash paid in exchange for such stock and such U.S. Holder’s tax basis in such stock, except that a portion of the cash paid may be taxable as interest.

Information Reporting

Certain information reporting requirements may apply to each U.S. Holder that is a “significant holder” of NeuroRx Common Stock. A “significant holder” is a holder of NeuroRx Common Stock, that, immediately before the Merger, owned at least 1% (by vote or value) of the outstanding stock of NeuroRx (or, in certain instances, NeuroRx Common Stock with a basis of at least $1 million). You are urged to consult your tax advisor as to the potential application of these information reporting requirements.

Material Tax Consequences of a Redemption of Public Shares

The following discussion of the material U.S. federal income tax consequences of the redemption of Public Shares is based upon the Code, applicable Treasury Regulations promulgated thereunder, judicial authority and administrative rulings, in each case effective as of the date hereof. These authorities are subject to change, possibly with retroactive effect, or different interpretations. Any such change could alter the tax consequences to the holders of Public Shares as described herein. The discussion below does not address any aspects of U.S. taxation other than U.S. federal income taxation, and as such does not address any state, local or foreign tax consequences or any estate, gift or other non-income tax consequences of the redemption of Public Shares. This discussion does not address any tax considerations for holders of Founder Shares.

This discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders of Public Shares in light of their particular facts and circumstances. This discussion applies only to holders that hold their Public Shares as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to the particular circumstances of holders of Public Shares, including the impact of the Medicare contribution tax on net investment income or the alternative minimum tax. In addition, this discussion does not apply to holders of Public Shares that are subject to special rules (including, without limitation, banks or other financial institutions; dealers or brokers in stocks and securities or currencies; traders in securities that elect to apply a mark-to-market method of accounting; insurance companies; tax-exempt entities; entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (and investors therein); subchapter S corporations (and investors therein); retirement plans, individual retirement accounts or other tax-deferred accounts; real estate investment trusts; regulated investment companies; mutual funds; controlled foreign corporations; passive foreign investment companies; certain former citizens or former long-term residents of the United States; U.S. Holders having a functional currency other than the U.S. dollar; holders who hold Public Shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction; holders who acquired (or will acquire) their Public Shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; and a person required to accelerate the recognition of any item of gross income with respect to Public Shares as a result of such income being recognized on an applicable financial statement).

If a partnership (or other entity or arrangement treated as a partnership) for U.S. federal income tax purposes holds Public Shares, the tax treatment of a partner (or person treated as a partner) in such partnership generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Public Shares and the partners (and persons treated as partners) in a partnership holding Public Shares should consult their tax advisors regarding the consequences to them of a redemption of Public Shares.

ALL HOLDERS OF PUBLIC SHARES ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF A REDEMPTION OF PUBLIC SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS.

Tax Consequences for U.S. Holders

The discussion below applies to you if you are a “U.S. Holder” (as defined above) of Public Shares that exercises the redemption rights with respect to your Public Shares described above under “Annual Meeting of BRPA Stockholders—Conversion Rights.”

Treatment of Redemption

The treatment of a redemption of your Public Shares for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the Public Shares under Section 302 of the Code. If the redemption qualifies as a sale of the Public Shares, you will recognize gain or loss as described below under “—Gain or Loss on Redemptions Treated as a Sale of Public Shares” below. If the redemption does not qualify as a sale of Public Shares, you will be treated as receiving a corporate distribution subject to tax as described below under “—Taxation of Redemptions Treated as Distributions”. Whether a redemption qualifies for sale treatment will depend largely on the total number of shares of Public Shares treated as held by you (including Public Shares constructively held by you as a result of owning BRPA publicly traded warrants) relative to all of the Public Shares outstanding both before and after the redemption. The redemption of Public Shares generally will be treated as a sale of the Public Shares (rather than as a corporate distribution) if the redemption (i) results in a “complete termination” of your interest in BRPA, (ii) is “not essentially equivalent to a dividend” with respect to you or (iii) is a “substantially disproportionate redemption” with respect to you. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, you must take into account not only Public Shares actually owned by you, but also Public Shares that are constructively owned by you. You may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which you have an interest or that have an interest in you, as well as any shares you have a right to acquire by exercise of an option (such as BRPA publicly traded warrants). There will be a complete termination of your interest if either (i) all of the shares of Public Shares actually and constructively owned by you are redeemed or (ii) all of the Public Shares actually owned by you are redeemed and you are eligible to waive, and do waive, the attribution of shares owned by certain family members and you do not constructively own any other shares. The redemption of Public Shares will not be essentially equivalent to a dividend if your redemption results in a “meaningful reduction” of your proportionate interest in BRPA. Whether the redemption will result in a meaningful reduction in your proportionate interest in BRPA will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over its corporate affairs may constitute such a “meaningful reduction”. In order to meet the “substantially disproportionate” test, the percentage of outstanding Public Shares actually and constructively owned by you immediately following the redemption of the Public Shares must, among other requirements, be less than 80% of the percentage of the outstanding Public Shares actually and constructively owned by you immediately before the redemption. You are urged to consult with your tax advisor as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption proceeds will be treated as a corporate distribution and the tax effects will be as described under “—Taxation of Redemptions Treated as Distributions” below. After the application of those rules, any remaining tax basis you have in the redeemed Public Shares will be added to your adjusted tax basis in your remaining Public Shares, or, if you have none, to your adjusted tax basis in BRPA publicly traded warrants held by you or possibly in other shares constructively owned by you.

Taxation of Redemptions Treated as Distributions

If the redemption of your Public Shares does not qualify as a sale or exchange of Public Shares, you will be treated as receiving a distribution from BRPA. You generally will be required to include in gross income as dividends the amount of proceeds received in connection with such a redemption to the extent the distribution is paid out of BRPA’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits generally will treated as a return of capital that will be applied against and reduce your basis in your shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described below under “—Gain or Loss on Redemptions Treated as a Sale or Exchange of Public Shares”.

If you are a corporate U.S. Holder, dividends paid by BRPA to you generally will be eligible for the dividends-received deduction allowed to domestic corporations in respect of dividends received from other domestic corporations so long as you satisfy the holding period requirement for the dividends-received deduction.

If you are a non-corporate U.S. Holder, under tax laws currently in effect, dividends generally will be taxed at the lower applicable long-term capital gains rate so long as you satisfy the holding period requirement of at least sixty days which begins within a certain number of days before the ex-dividend date (see “—Gain or Loss on Redemptions Treated as a Sale or Exchange of Public Shares” below).

Gain or Loss on Redemptions Treated as a Sale or Exchange of Public Shares

If a redemption of your Public Shares qualifies as a sale or exchange of Public Shares, you generally will recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash received in the redemption and (ii) your adjusted tax basis in the Public Shares so redeemed.

Any such capital gain or loss generally will be long-term capital gain or loss if your holding period for the Public Shares so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S.

Holders generally will be eligible for taxation at reduced rates. The deductibility of capital losses is subject to limitations.

Information Reporting with Respect to the Redemption for Significant Holders

Certain information reporting requirements may apply to each U.S. Holder that is a “significant holder” of Public Shares. A “significant holder” is a beneficial owner of Public Shares that, immediately prior to the redemption, actually or constructively owns 5% or more of the outstanding Public Shares (by vote or value). You are urged to consult with your tax advisor as to the potential application of these reporting requirements.

Tax Consequences for Non-U.S. Holders

The discussion below applies to you if you are a “Non-U.S. Holder” (as defined above) of Public Shares that exercises the redemption rights with respect to your Public Shares described above under “Annual Meeting of BRPA Stockholders—Conversion Rights.”

Treatment of Redemption

If you are a Non-U.S. Holder, the characterization for U.S. federal income tax purposes of the redemption of your Public Shares generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s Public Shares, as described above under “Tax Consequences for U.S. Holders—Treatment of Redemption”.

Non-U.S. Holders considering exercising their redemption rights are urged to consult their tax advisors as to whether the redemption of their Public Shares will be treated as a distribution, or as a sale or exchange, under the Code.

Taxation of Redemptions Treated as Distributions

If the redemption of your Public Shares does not qualify as a sale or exchange of Public Shares, you will be treated as receiving a distribution from BRPA, which distribution will be treated as a dividend to the extent the distribution is paid out of BRPA’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The gross amount of such dividends will be subject to a withholding tax at a rate of 30% unless you are eligible for a reduced rate of withholding under an applicable income tax treaty and provide proper certification of your eligibility for such reduced rate. Dividends that are effectively connected with the conduct by you of a trade or business in the United States (and are attributable to a U.S. permanent establishment if an applicable treaty so requires) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, if you are a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Distributions in excess of such earnings and profits generally will be treated as a return of capital that will be applied against and reduce your basis in your shares (but not below zero), with any remaining excess treated as gain from the sale or exchange of such shares as described under “—Gain or Loss on Redemptions Treated as a Sale or Exchange of Public Shares” below.

Gain or Loss on Redemptions Treated as a Sale or Exchange of Public Shares

If the redemption of your Public Shares qualifies as a sale or exchange of such shares, you generally will not be subject to U.S. federal income tax on any gain recognized on such redemption unless:

•

such gain is effectively connected with the conduct by you of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that you maintain in the United States), in which case you generally will be subject to U.S. federal income tax on such gain at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, if you are a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate;

•

you are an individual who is present in the United States for 183 days or more in the taxable year of the redemption and certain other conditions are met, in which case you will be subject to a 30% tax on your net capital gain for the year; or

•

we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the redemption or the period during which you held Public Shares, and, in the case where our Public Shares are traded on an established securities market, you have owned, directly or constructively, more than 5% of our Public Shares at any time within the shorter of the five-year period or your holding period for our Public Shares. We do not believe that we are or have been a U.S. real property holding corporation.

All holders of Public Shares are urged to consult their tax advisors with respect to the tax consequences of a redemption of Public Shares in their particular circumstances, including tax return reporting requirements, the applicability and effect of the alternative minimum tax, any federal tax laws other than those pertaining to income tax (including estate and gift tax laws), and any state, local, foreign or other tax laws.

Information Reporting and Backup Withholding

Proceeds received in connection with the Merger or a redemption of Public Shares may be subject to information reporting to the IRS and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

NOTHING IN THE FOREGOING SUMMARY IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE. THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX CONSEQUENCES RELEVANT TO HOLDERS OF NEURORX CAPITAL STOCK OR PUBLIC SHARES. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER, A REDEMPTION OF PUBLIC SHARES AND ANY OTHER TRANSACTIONS CONSUMMATED IN CONNECTION THEREWITH AND THE OWNERSHIP AND DISPOSITION OF BRPA CAPITAL STOCK RECEIVED IN THE MERGER IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

COMPARISON OF STOCKHOLDERS’ RIGHTS

General

NeuroRx is incorporated under the laws of the State of Delaware and the rights of NeuroRx stockholders are governed by the laws of the State of Delaware, including the DGCL, NeuroRx’s charter and NeuroRx’s bylaws. As a result of the Business Combination, NeuroRx stockholders who receive shares of NRX Pharmaceuticals common stock will become NRX Pharmaceuticals stockholders. NRX Pharmaceuticals is incorporated under the laws of the State of Delaware and the rights of NRX Pharmaceuticals stockholders are governed by the laws of the State of Delaware, including the DGCL, the Proposed Charter and the Proposed Bylaws. Thus, following the Business Combination, the rights of NeuroRx stockholders who become NRX Pharmaceuticals stockholders in the Business Combination will continue to be governed by Delaware law but will no longer be governed by NeuroRx’s charter and NeuroRx’s bylaws and instead will be governed by the Proposed Charter and the Proposed Bylaws.

Comparison of Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of NeuroRx stockholders under NeuroRx’s charter and NeuroRx’s bylaws (left column), and the rights of NRX Pharmaceuticals stockholders under forms of the Proposed Charter and the Proposed Bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of NeuroRx’s charter and NeuroRx’s bylaws, and forms of the Proposed Charter, which is attached to this proxy statement / prospectus / consent solicitation statement as Annex B, and the Proposed Bylaws, w which is attached to this proxy statement / prospectus / consent solicitation statement as Annex C as well as the relevant provisions of the DGCL.

NeuroRx	NRX Pharmaceuticals

Authorized Capital Stock

NeuroRx is authorized to issue 23,500,000 shares of capital stock, consisting of (i) 20,000,000 shares of NeuroRx Common Stock, and (ii) 3,500,000 shares of preferred stock consisting of (a) 1,000,000 shares of Series A Preferred Stock, (b) 1,050,695 shares of Series B-1 Preferred Stock, (c) 316,848 shares of Series B-1A Preferred Stock, (d) 100,000 shares of Series B-2 Preferred Stock and (e) 1,032,457 undesignated shares of Series B Preferred Stock.

NeuroRx common stock. As of May 6, 2021, there are 11,829,066 shares of NeuroRx Common Stock outstanding.

NeuroRx preferred stock. As of May 6, 2021, there are 1,000,000 shares of Series A Preferred Stock outstanding, 1,050,695 shares of Series B-1 Preferred Stock outstanding, 316,658 shares of Series B-1A Preferred Stock outstanding and 4,167 shares of Series B-2 Preferred Stock outstanding.

NRX Pharmaceuticals will be authorized to issue 550,000,000 shares of capital stock, consisting of (i) 500,000,000 shares of NRX Pharmaceuticals common stock, par value $0.001 per share, and (ii) 50,000,000 shares of preferred stock, par value $0.001 per share.

NRX Pharmaceuticals common stock. As of April 23, 2021, the record date of the BRPA stockholder meeting, we expect there will be 53,730,162 shares of NRX Pharmaceuticals common stock outstanding following consummation of the Business Combination.

NRX Pharmaceuticals preferred stock. Following consummation of the Business Combination, NRX Pharmaceuticals is not expected to have any preferred stock outstanding.

NeuroRx	NRX Pharmaceuticals

Conversion

The NeuroRx preferred stock is convertible, at the option of the holder, into shares of NeuroRx Common Stock at a conversion price equal to the original issue price of such shares of preferred stock (subject to certain anti-dilution adjustments).

The NeuroRx Series A Preferred Stock is automatically convertible into shares of NeuroRx Common Stock in the event of (i) an underwritten public offering with gross proceeds exceeding $20,000,000 at a per share price of at least $2.50 per share, (ii) upon the vote of holders of two-thirds (66 2/3%) of the NeuroRx Series A Preferred Stock or (iii) upon a merger, reorganization or other transaction in which control of NeuroRx is transferred at an aggregate valuation of at least $20,000,000.

The NeuroRx Series B Preferred Stock is automatically convertible into shares of NeuroRx Common Stock in the event of (i) an initial public offering with gross proceeds of at least $50,000,000 and a valuation of NeuroRx of at least $160,000,000, or (ii) upon the vote of holders of two-thirds (66 2/3%) of the NeuroRx Series B Preferred Stock.

There are no conversion rights relating to NRX Pharmaceuticals common stock.

The NRX Pharmaceuticals board of directors is authorized to issue preferred stock that is convertible into, or exchangeable for, shares of any other class or series of stock of NRX Pharmaceuticals at any price or rate of exchange and with such adjustments as may be stated in the resolutions of the board establishing such class or series of preferred stock.

Number and Qualification of Directors

So long as at least 500,000 shares of NeuroRx Series A Preferred Stock remain outstanding (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or any other action affecting the relative value of the Series A Preferred Stock), the holders of shares of NeuroRx Series A Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of this corporation at any election of directors.

So long as an amount of shares of NeuroRx Series B Preferred Stock equal to at least half of the largest number of shares of NeuroRx actually issued by NeuroRx remain outstanding (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or any other action affecting the relative value of the Series B Preferred Stock), the holders of shares of Series B Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of this corporation at any election of directors.

The holders of NeuroRx Common Stock, exclusively and as a separate class, shall be entitled to elect two

Subject to the rights of holders of any series of preferred stock to elect directors, the number of directors that constitutes the NRX Pharmaceuticals board of directors shall be determined from time to time by the board of directors. Directors need not be stockholders.

NeuroRx	NRX Pharmaceuticals
(2) directors of this corporation at any election of directors. The remaining directors shall be elected by all the stockholders of NeuroRx, voting as a single class of shares.

Structure of Board; Election of Directors

The stockholders shall elect directors at each annual meeting. At all meetings of stockholders for the election of directors at which a quorum is present a plurality of the votes cast shall be sufficient to elect.

Subject to the special rights of the holders of one or more outstanding series of preferred stock to elect directors, any vacancy on the board of directors and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director.

In the case of any vacancy on the Board of Directors occurring among the directors elected by a specified group of stockholders and not caused by removal, such vacancy may be filled only by the vote of the holders of a majority of the shares of such specified group represented at such meeting or in such consent.

Following the Business Combination, the members of the NRX Pharmaceuticals board of directors will be as elected by the holders of Common Stock at the annual meeting pursuant to the Director Proposal.

NRX Pharmaceuticals stockholders shall elect directors, each of whom shall hold office for an initial term ending in either 2021, 2022 or 2023, and thereafter for a term of three years or until his or her successor is duly elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal. At all meetings of stockholders for the election of directors at which a quorum is present, a plurality of the votes cast shall be sufficient to elect directors. Subject to the special rights of the holders of one or more outstanding series of preferred stock to elect directors, any vacancy on the board of directors and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director.

Removal of Directors

A director or directors may be removed with or without cause by the affirmative vote of the holders of a majority of all the shares of stock outstanding entitled to vote, at a special meeting of the stockholders called for such purposes.

Any director who shall have been elected by a specified group of stockholders may be removed during such director’s term of office, either for or without cause, by, and only by, the affirmative vote of the holders of a majority of the shares of such specified group, given at a special meeting of such stockholders duly called or by an action by written consent for that purpose, and any such vacancy thereby created may be filled only by the vote of the holders of a majority of the shares of such specified group represented at such meeting or in such consent.

Subject to the rights of holders of any series of preferred stock to elect directors, any director may be removed at any time, but only for cause and only by the affirmative vote of the holders of at least 75% of the voting power of the issued and outstanding shares of capital stock of NRX Pharmaceuticals entitled to vote in the election of directors, voting together as a single class.

NeuroRx	NRX Pharmaceuticals

Voting

Each share of NeuroRx Common Stock is entitled to one vote on all matters submitted to a vote of stockholders.

Each share of NeuroRx preferred stock is entitled to cast the number of votes equal to the number of whole shares of NeuroRx Common Stock into which such shares of preferred stock are convertible as of the record date for such vote.

Each share of NRX Pharmaceuticals common stock is entitled to one vote on all matters submitted to a vote of stockholders

Supermajority Voting Provisions

None.

The board of directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least three-quarters (75%) of the voting power of all of the then outstanding shares of voting entitled to vote at an election of directors.

The adoption, amendment or repeal of the Proposed Bylaws of by the stockholders shall require the affirmative vote of the holders of at least two-thirds (66 2/3%) of the voting power of all of the then outstanding shares of voting stock entitled to vote generally in an election of directors.

The following provisions in the Proposed Charter may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds (66 2/3%) of the total voting power of all of the then outstanding shares of stock entitled to vote thereon, voting together as a single class: Part B of Article IV, Article V, Article VI, Article VII, Article VIII, Article IX, and Article X.

Cumulative Voting

Delaware law allows for cumulative voting only if provided for in the NeuroRx certificate of incorporation; however, the NeuroRx certificate of incorporation does not authorize cumulative voting.	Delaware law allows for cumulative voting only if provided for in the Proposed Charter; however, the Proposed Charter does not authorize cumulative voting.

Vacancies on the Board of Directors

Subject to the special rights of the holders of one or more outstanding series of preferred stock to elect directors, any vacancy on the board of directors and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director.	Subject to the special rights of the holders of one or more outstanding series of preferred stock to elect directors, any vacancy on the board of directors and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director.

NeuroRx	NRX Pharmaceuticals

In the case of any vacancy on the Board of Directors occurring among the directors elected by a specified group of stockholders and not caused by removal, such vacancy may be filled only by the vote of the holders of a majority of the shares of such specified group represented at such meeting or in such consent.

Special Meeting of the Board of Directors

The NeuroRx bylaws provide that special meetings of NeuroRx board of directors may be called by the president of NeuroRx or, on the written request of two directors, by the president or secretary of NeuroRx.	The Proposed Bylaws provide that special meetings of the NRX Pharmaceuticals board of directors may be called by the chairman of the NRX Pharmaceuticals board of directors, the Chief Executive Officer, the President, the Secretary or a majority of the total number of directors constituting the board of directors.

Amendment to Certificate of Incorporation

The NeuroRx certificate of incorporation applies Delaware law, which allows an amendment to a charter generally with the affirmative vote of a majority of the outstanding shares of voting stock entitled to vote thereon, voting together as a single class.

The NeuroRx certificate of incorporation provides that, so long as an amount of shares of NeuroRx Series B Preferred Stock equal to at least half of the largest number of shares of NeuroRx actually issued by NeuroRx remain outstanding and at least 500,000 shares of NeuroRx Series A Preferred Stock remain outstanding, as applicable, NeuroRx shall not, without first obtaining the approval of the holders of at least two-thirds of the then outstanding shares of the Series B Preferred Stock and two-thirds of the then outstanding Series A Preferred Stock, as applicable, each voting as a separate class, make any amendment or alteration of the certificate of incorporation of NeuroRx that materially adversely affects the terms of the Series B Preferred Stock or the Series A Preferred Stock; provided that, any such amendment or alteration of the certificate of incorporation of NeuroRx that materially adversely affects the terms of the Series B Preferred Stock but not the Series A Preferred Stock or vice versa will only require the requisite approval of the holders of the series of Preferred Stock that is materially adversely affected.

The Proposed Charter provides that the following provisions in Proposed Charter may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power all the then outstanding shares of NRX Pharmaceuticals’ stock entitled to vote thereon, voting together as a single class: (i) Article IV of the Proposed Charter relating to NRX Pharmaceuticals’ capital stock; (ii) Article V of the Proposed Charter relating to the board of directors; (iii) Article VI of the Proposed Charter relating to relating to stockholder actions by written consent and annual and special stockholder meetings; (iv) Article VII of the Proposed Charter relating to limitation of director liability; (v) Article VIII of the Proposed Charter relating to indemnification; (vi) Article IX of the Proposed Charter relating to forum selection and (vii) Article X of the Proposed Charter relating to the amendment of the Proposed Charter.

For any other amendment, the Proposed Charter applies Delaware law, which allows an amendment to a charter generally with the affirmative vote of a majority of the outstanding shares of voting stock entitled to vote thereon, voting together as a single class.

Amendment of Bylaws

The NeuroRx bylaws provide that a majority of the board of directors or a majority of the stockholder of NeuroRx may adopt, amend or repeal the NeuroRx bylaws.	The Proposed Charter provides that the board of directors is expressly authorized to adopt, amend or repeal the Proposed Bylaws. In addition, NRX Pharmaceuticals adopt, amend or repeal any bylaw with the affirmative vote of the holders of at least

NeuroRx	NRX Pharmaceuticals

The NeuroRx certificate of incorporation provides that, so long as an amount of shares of NeuroRx Series B Preferred Stock equal to at least half of the largest number of shares of NeuroRx actually issued by NeuroRx remain outstanding and at least 500,000 shares of NeuroRx Series A Preferred Stock remain outstanding, as applicable, NeuroRx shall not, without first obtaining the approval of the holders of at least two-thirds of the then outstanding shares of the Series B Preferred Stock and two-thirds of the then outstanding Series A Preferred Stock, as applicable, each voting as a separate class, make any amendment or alteration of the bylaws of NeuroRx that materially adversely affects the terms of the Series B Preferred Stock or the Series A Preferred Stock; provided that, any such amendment or alteration of the bylaws of NeuroRx that materially adversely affects the terms of the Series B Preferred Stock but not the Series A Preferred Stock or vice versa will only require the requisite approval of the holders of the series of Preferred Stock that is materially adversely affected.

two-thirds (66 2/3%) of the voting power all the then outstanding shares of NRX Pharmaceuticals’ stock entitled to vote thereon.

Quorum

Board of Directors. At all meetings of NeuroRx’s board of directors, a majority of the directors will constitute a quorum for the transaction of business.

Stockholders. The presence in person or by proxy of the holders of a majority in voting power of the outstanding shares of stock entitled to vote at the meeting will constitute a quorum at any meeting of stockholders, provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or NeuroRx’s certificate of incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the board of directors in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter.

Board of Directors. At all meetings of NRX Pharmaceuticals’ board of directors, a majority of the directors will constitute a quorum for the transaction of business.

Stockholders. The holders of record of a majority of the voting power of NRX Pharmaceuticals’ capital stock issued and outstanding and entitled to vote, present in person or represented by proxy, constitute a quorum at all meetings of NRX Pharmaceuticals stockholders for the transaction of business.

Stockholder Action by Written Consent

Any action required or permitted to be taken at any annual or special meeting of the stockholders if three-quarters of the stockholders who would have been entitled to vote upon the action if such meeting were held shall consent in writing to such action being taken; or if the certificate of incorporation authorized the	Except with respect to the rights of any preferred stock provide in a certificate of designation from time to time, the Proposed Charter provides that any action required or permitted to be taken by the stockholders of NRX Pharmaceuticals must be effected at any annual or special meeting of

NeuroRx	NRX Pharmaceuticals
action to be taken with the written consent of the holders of less than all the stock who would have been entitled to vote upon the action if a meeting were held, then on the written consent of the stockholders having not less than such percentage of the number of votes as may be authorized in the certificate of incorporation; provided that in no case shall the written consent be by the holders of stock having less than the minimum percentage of the vote required by statute for the proposed corporate action; and provided that prompt notice must be given to all stockholders of the taking of corporate action without a meeting and by less than three-quarters written consent.	stockholders may not be taken by written consent in lieu of a meeting.

Special Stockholder Meetings

The NeuroRx bylaws provide that special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the president or secretary at the request in writing of a majority of the board of directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote.	The Proposed Charter provides that special meetings of stockholders for any purpose or purposes may be called at any time only by or at the direction of the board of directors, the chairperson of the board of directors, the chief executive officer or the president.

Notice of Stockholder Meetings

Whenever stockholders are required or permitted to take any action at a meeting, a timely notice in writing or by electronic transmission, in the manner provided in Section 232 of the DGCL, of the meeting, which shall state the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purposes for which the meeting is called, shall be mailed to or transmitted electronically by the Secretary of NeuroRx to each stockholder of record entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting. Unless otherwise provided by law, the charter or the bylaws, notice shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.	Whenever stockholders are required or permitted to take any action at a meeting, a timely notice in writing or by electronic transmission, in the manner provided in Section 232 of the DGCL, of the meeting, which shall state the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purposes for which the meeting is called, shall be mailed to or transmitted electronically by the Secretary of NRX Pharmaceuticals to each stockholder of record entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting. Unless otherwise provided by law, the charter or the bylaws, notice shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

NeuroRx	NRX Pharmaceuticals

The NeuroRx bylaws provide that written notice of the annual meeting stating the place, date and hour of the meeting, shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than fifty days before the date of the meeting.

The NeuroRx bylaws provide that written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not less than ten nor more than fifty days before the date of the meeting, to each stockholder entitled to vote at such meeting.

Stockholder Proposals (Other than Nomination of Persons for Election as Directors)

Any proper business, including the election of directors, may be transacted at the annual meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in NRX Pharmaceuticals’ notice of meeting (or any supplement thereto) delivered pursuant to the Proposed Bylaws, (ii) properly brought before the annual meeting by or at the direction of the board of directors or (iii) otherwise properly brought before the annual meeting by any stockholder of NRX Pharmaceuticals who is entitled to vote at the meeting, who complies with the notice procedures set forth in the Proposed Bylaws and who is a stockholder of record at the time such notice is delivered to the Secretary of NRX Pharmaceuticals.

The stockholder must (i) give timely notice thereof in proper written form to the Secretary of NRX Pharmaceuticals, and (ii) the business must be a proper matter for stockholder action. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of NRX Pharmaceuticals not less than ninety (90) or more than one-hundred twenty (120) days before the meeting. The public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the Proposed Bylaws.

Stockholder Nominations of Persons for Election as Directors

Nominations of persons for election to the NeuroRx board of directors may be made at an annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in NeuroRx’s notice of such special meeting, (i) by or at the direction of the NeuroRx board of directors or (ii) by any stockholder of NeuroRx who is entitled to vote at	Nominations of persons for election to the NRX Pharmaceuticals board of directors may be made at an annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in NRX Pharmaceuticals’ notice of such special meeting, (i) by or at the direction of the NRX Pharmaceuticals board of directors or (ii) by

NeuroRx	NRX Pharmaceuticals
the meeting, who complies with the notice procedures set forth in the NeuroRx bylaws and who is a stockholder of record at the time such notice is delivered to the Secretary of NeuroRx.

any stockholder of NRX Pharmaceuticals who is entitled to vote at the meeting, who complies with the notice procedures set forth in the bylaws and who is a stockholder of record at the time such notice is delivered to the Secretary of NRX Pharmaceuticals.

For a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of NRX Pharmaceuticals (i) in the case of an annual meeting, not later than the close of business not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the first anniversary of the preceding year’s annual meeting or, if the number of directors to be elected to the board of directors is increased and the first public announcement naming all of the nominees for directors or specifying the size of the increased board of directors is less than 100 days prior to the meeting, the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by NRX Pharmaceuticals. In no event shall the public announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the Proposed Bylaws.

Limitation of Liability of Directors and Officers

A director of NeuroRx shall not be personally liable to NeuroRx or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same now exists or may hereafter be amended. The amendment, repeal or modification of this provision in Proposed Charter nor, to the fullest extent permitted by the DGCL, any modification of law shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director of NeuroRx existing at the time of such amendment, repeal, adoption or modification.	A director of NRX Pharmaceuticals shall not be personally liable to NRX Pharmaceuticals or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same now exists or may hereafter be amended. The amendment, repeal or modification of this provision in Proposed Charter nor, to the fullest extent permitted by the DGCL, any modification of law shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director of NRX Pharmaceuticals existing at the time of such amendment, repeal, adoption or modification.

NeuroRx	NRX Pharmaceuticals

Indemnification of Directors, Officers, Employees and Agents

NeuroRx will indemnify any person for any proceeding by reason of being a director or officer of NeuroRx or, while a director or officer, is or was serving at the request of NeuroRx as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise if such proceeding or part thereof was authorized by NeuroRx’s board of directors.

The right to indemnification covers all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection with such proceeding. It also includes the right to be paid by NeuroRx the expenses (including attorney’s fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, an advancement of expenses will be made only upon delivery to NRX Pharmaceuticals of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it will ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnitee is not entitled to be indemnified for the expenses.

Such rights will continue as to an indemnitee who has ceased to be a director or officer and will inure to the benefit of his or her heirs, executors and administrators.

NRX Pharmaceuticals will indemnify any person for any proceeding by reason of being a director or officer of NRX Pharmaceuticals or, while a director or officer, is or was serving at the request of NRX Pharmaceuticals as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise if such proceeding or part thereof was authorized by NRX Pharmaceuticals’ board of directors.

The right to indemnification covers all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection with such proceeding. It also includes the right to be paid by NRX Pharmaceuticals the expenses (including attorney’s fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, an advancement of expenses will be made only upon delivery to NRX Pharmaceuticals of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it will ultimately be determined by final judicial decision from which there is no further right to appeal that the indemnitee is not entitled to be indemnified for the expenses.

Such rights will continue as to an indemnitee who has ceased to be a director or officer and will inure to the benefit of his or her heirs, executors and administrators.

Dividends, Distributions and Stock Repurchases

Subject to the rights of the holders of NeuroRx preferred stock, and to the other provisions of the NeuroRx certificate of incorporation, dividends and other distributions in cash, property or capital stock of NeuroRx may be declared and paid ratably on NeuroRx Common Stock out of the assets of NeuroRx which are legally available for this purpose at such times and in such amounts as the board of directors in its discretion shall determine.	Subject to the rights of the holders of NRX Pharmaceuticals preferred stock, and to the other provisions of the Proposed Charter, dividends and other distributions in cash, property or capital stock of NRX Pharmaceuticals may be declared and paid ratably on NRX Pharmaceuticals common stock out of the assets of NRX Pharmaceuticals which are legally available for this purpose at such times and in such amounts as the board of directors in its discretion shall determine.

Liquidation

The NeuroRx certificate of incorporation provides that, in the event of any liquidation, dissolution or winding	The Proposed Charter provides that, in the event of any liquidation, dissolution or winding up of NRX

NeuroRx	NRX Pharmaceuticals

up of NeuroRx, the holders of shares of NeuroRx preferred stock are entitled to receive the greater of (x) an aggregate amount per share equal to the applicable original issue price of such shares of preferred stock, in each case as adjusted for stock splits, stock dividends, combinations, subdivisions, recapitalization or any other action affecting the relative value of the preferred stock, and all declared but unpaid dividends on each series of preferred stock and (y) an aggregate amount per share equal to the amount that the holders of the preferred stock would receive on an as converted basis.

Pharmaceuticals, the holders of shares of NRX Pharmaceuticals common stock are entitled to receive, subject to the preferential rights as to distributions upon such liquidation event of each of the creditors of NRX Pharmaceuticals and the holders of all classes or series of stock at the time outstanding, their ratable and proportionate share of the remaining assets of NRX Pharmaceuticals.
Subject to the preferential rights as to distributions upon such liquidation event of each of the creditors of NeuroRx and the holders of all classes or series of preferred stock at the time outstanding, holder of NeuroRx Common Stock are entitled to receive their ratable and proportionate share of the remaining assets of NeuroRx.

Stockholder Rights Plan

While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.

NeuroRx does not have a stockholder rights plan currently in effect, but under the DGCL, NeuroRx’s board of directors could adopt such a plan without stockholder approval.

While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.

NRX Pharmaceuticals does not have a stockholder rights plan currently in effect, but under the DGCL, NRX Pharmaceuticals’ board of directors could adopt such a plan without stockholder approval.

Preemptive Rights

There are no preemptive rights relating to shares of NeuroRx Common Stock.	There are no preemptive rights relating to shares of NRX Pharmaceuticals common stock.

Duties of Directors

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to refrain from self-dealing, and the duty of care requires directors in managing NeuroRx’s affairs to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the business judgment rule.

NeuroRx’s board of directors may exercise all such authority and powers of NeuroRx and do all such lawful

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to refrain from self-dealing, and the duty of care requires directors in managing NRX Pharmaceuticals’ affairs to use that level of care which ordinarily careful and prudent persons would use in similar circumstances. When directors act consistently with their duties of loyalty and care, their decisions generally are presumed to be valid under the business judgment rule.

NeuroRx	NRX Pharmaceuticals
acts and things as are not by statute or the NeuroRx certificate of incorporation directed or required to be exercised or done solely by the stockholders.

NRX Pharmaceuticals’ board of directors may exercise all such authority and powers of NRX Pharmaceuticals and do all such lawful acts and things as are not by statute or the Proposed Charter directed or required to be exercised or done solely by the stockholders.

Inspection of Books and Records; Stockholder Lists

Inspection. Under Section 220 of the DGCL, any stockholder, in person or by attorney or other agent, has, upon written demand under oath stating the purpose thereof, the right during the usual hours for business to inspect for any proper purpose and to make copies and extracts from NeuroRx’s stock ledger, a list of its stockholders and its other books and records.

Voting List. NeuroRx will prepare, at least ten (10) days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at the meeting. The list will be open to the examination of any stockholder, for any purpose germane to the meeting at least ten (10) days prior to the meeting either (i) on a reasonably accessible electronic network or (ii) during ordinary business hours at the principal place of business of NeuroRx. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting will be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present.

Inspection. Under Section 220 of the DGCL, any stockholder, in person or by attorney or other agent, has, upon written demand under oath stating the purpose thereof, the right during the usual hours for business to inspect for any proper purpose and to make copies and extracts from NRX Pharmaceuticals’ stock ledger, a list of its stockholders and its other books and records.

Voting List. NRX Pharmaceuticals will prepare, at least ten (10) days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at the meeting. The list will be open to the examination of any stockholder, for any purpose germane to the meeting at least ten (10) days prior to the meeting either (i) on a reasonably accessible electronic network or (ii) during ordinary business hours at the principal place of business of NRX Pharmaceuticals. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting will be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present.

Choice of Forum

The NeuroRx certificate of incorporation does not designate an exclusive forum.	The Proposed Charter designates the Court of Chancery of the State of Delaware as the exclusive forum for (i) any derivative action brought by a stockholder on behalf of NRX Pharmaceuticals, (ii) any claim of breach of a fiduciary duty owed by any of NRX Pharmaceuticals’ directors, officers, stockholders or employees, (iii) any claim against NRX Pharmaceuticals arising under its charter, bylaws or the DGCL or (iv) any claim against NRX Pharmaceuticals governed by the internal affairs doctrine. The Proposed Charter designates the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

DESCRIPTION OF CAPITAL STOCK OF NRX PHARMACEUTICALS

As a result of the Business Combination, NeuroRx stockholders who receive shares of Common Stock in the Business Combination will become stockholders of NRX Pharmaceuticals. Your rights as a NRX Pharmaceuticals stockholder will be governed by Delaware law, the Proposed Charter and the Proposed Bylaws. The following description of the material terms of NRX Pharmaceuticals’ capital stock, including the Common Stock to be issued in the Business Combination, reflects the anticipated state of affairs upon completion of the Business Combination. We urge you to read the applicable provisions of Delaware law and the Proposed Charter and form of the Proposed Bylaws carefully and in their entirety because they describe your rights as a holder of shares of NRX Pharmaceuticals common stock.

In connection with the Business Combination, the BRPA will amend and restate its charter and bylaws. The following is a description of the material terms of, and is qualified in its entirety by, the Proposed Charter and the Proposed Bylaws, each of which will be in effect upon the consummation of the Business Combination, the forms of which are attached as Annex B to this proxy statement / prospectus / consent solicitation statement and Exhibit A to the Merger Agreement, respectively.

NRX Pharmaceuticals’ purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon the consummation of the Business Combination, NRX Pharmaceuticals’ authorized capital stock will consist of 500,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share. No shares of preferred stock will be issued or outstanding immediately after the Business Combination. Unless NRX Pharmaceuticals’ board of directors determines otherwise, NRX Pharmaceuticals will issue all shares of its capital stock in uncertificated form.

Common Stock

Holders of shares of NRX Pharmaceuticals common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of common stock will not have cumulative voting rights in the election of directors.

Upon NRX Pharmaceuticals’ liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to any future holders of preferred stock having liquidation preferences, if any, the holders of common stock will be entitled to receive pro rata NRX Pharmaceuticals’ remaining assets available for distribution. Holders of NRX Pharmaceuticals common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. All shares of NRX Pharmaceuticals common stock that will be outstanding at the time of the completion of the Business Combination will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of the common stock will be subject to those of the holders of any shares of NRX Pharmaceuticals preferred stock that the board of directors may authorize and issue in the future.

As of the record date, BRPA had 2,687,912 shares of Common Stock issued and outstanding. Immediately after the closing of the Merger, we expect that NRX Pharmaceuticals will have approximately 53,730,162 shares of Common Stock outstanding and that NeuroRx’s stockholders will hold approximately 93% of the issued and outstanding shares of Common Stock, the current BRPA public stockholders will hold approximately 2% of the issued and outstanding Common Stock, BRPA’s Sponsor, BRAC Lending Group LLC, and EarlyBirdCapital, Inc. will collectively hold approximately 3% of the issued and outstanding Common Stock, and the Investors will hold approximately 2% of the issued and outstanding Common Stock, which pro forma ownership (i) takes into effect the forfeiture, termination and cancellation of 875,000 shares of Common Stock by the Sponsor and BRAC pursuant to the Merger Agreement, and the issuance to EBC of 200,000 shares of Common Stock pursuant to the BCMA Amendment Agreement, (ii) takes into effect the exchange of each outstanding Right for one-tenth of one share of Common Stock pursuant to the terms of the Rights, (iii) assumes no holder of BRPA Public Shares exercises its conversion rights, (iv) includes the issuance of 1,000,000 shares of Common Stock to the Investors in the PIPE but does not include the effect of any other financing of BRPA or NeuroRx (including any additional shares (other than the Initial Exercised Shares already issued and therefore already included) issuable pursuant to any further exercise by GEM of the GEM Warrant) and (v) assumes the Earnout Shares Milestone is not satisfied prior to the Closing. We will also have an aggregate of 3,586,250 shares of Common Stock issuable upon exercise of outstanding Warrants. In addition, each holder of NeuroRx Common Stock will have a contingent right to receive a pro rata portion of 25,000,000 Earnout Shares upon achievement of the Earnout Shares Milestone.

Preferred Stock

Upon the consummation of the Business Combination and pursuant to the Proposed Charter that will become effective at or the consummation of the Business Combination, the total of NRX Pharmaceuticals authorized shares of preferred stock will be 1,000,000 shares. Upon the consummation of the Business Combination, we will have no shares of preferred stock outstanding.

Under the terms of the Proposed Charter, NRX Pharmaceuticals’ board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. The board of directors has the discretion to determine the rights, powers, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing NRX Pharmaceuticals’ board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of the common stock.

Dividends

Declaration and payment of any dividend will be subject to the discretion of NRX Pharmaceuticals’ board of directors. The time and amount of dividends will be dependent upon, among other things, NRX Pharmaceuticals’ business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to stockholders and any other factors or considerations NRX Pharmaceuticals’ board of directors may regard as relevant.

NRX Pharmaceuticals currently intends to retain all available funds and any future earnings to fund the development and growth of the business, and therefore does not anticipate declaring or paying any cash dividends on NRX Pharmaceuticals common stock in the foreseeable future.

Anti-Takeover Provisions

The Proposed Charter and the Proposed Bylaws, as they will be in at the consummation of the Business Combination, will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with NRX Pharmaceuticals’ board of directors, which may result in an improvement of the terms of any such acquisition in favor of the stockholders. However, they also give NRX Pharmaceuticals’ board of directors the power to discourage acquisitions that some stockholders may favor.

Authorized but Unissued Shares

The authorized but unissued shares of NRX Pharmaceuticals common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

The Proposed Charter provides that NRX Pharmaceuticals’ board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with each director serving a three-year term. As a result, approximately one-third of NRX Pharmaceuticals’ board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of NRX Pharmaceuticals’ board of directors.

Stockholder Action; Special Meetings of Stockholders

The Proposed Charter will provide that, unless Jonathan Javitt and Daniel Javitt own at least a majority of the shares of the Common Stock of NRX Pharmaceuticals, stockholders may not take action by written consent, but may only take action at annual or special meetings of stockholders. As a result, a holder controlling a majority of NRX Pharmaceuticals capital stock would not be able to amend the Proposed Bylaws or remove directors without holding a meeting of stockholders called in accordance with the Proposed Bylaws. Further, the Proposed Charter will provide that only the chairperson of NRX Pharmaceuticals’ board of directors, a majority of the board of directors, the Chief Executive Officer of the Corporation or the President of the Corporation may call special meetings of stockholders, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of stockholders to force consideration of a proposal or for stockholders controlling a majority of NRX Pharmaceuticals capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

In addition, the Proposed Bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting or special meeting of stockholders. Generally, in order for any matter to be “properly brought” before a meeting, the matter must be (a) specified in a notice of meeting given by or at the direction of NRX Pharmaceuticals’ board of directors, (b) if not specified in a notice of meeting, otherwise brought before the meeting by the board of directors or the chairperson of the meeting, or (c) otherwise properly brought before the meeting by a stockholder present in person who (1) was a stockholder both at the time of giving the notice and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with the advance notice procedures specified in the Proposed Bylaws or properly made such proposal in accordance with Rule 14a-8 under the Exchange Act and the rules and regulations thereunder, which proposal has been included in the proxy statement for the annual meeting. Further, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (a) provide Timely Notice (as defined below) thereof in writing and in proper form to the secretary and (b) provide any updates or supplements to such notice at the times and in the forms required by the Proposed Bylaws. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, NRX Pharmaceuticals’ principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods, “Timely Notice”).

Stockholders at an annual meeting or special meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of NRX Pharmaceuticals’ board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to NRX Pharmaceuticals’ secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of the outstanding voting securities until the next stockholder meeting.

Amendment of Charter or Bylaws

Upon consummation of the Business Combination, the Proposed Bylaws may be amended or repealed by a majority vote of NRX Pharmaceuticals’ board of directors or by the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class. The affirmative vote of a majority of NRX Pharmaceuticals’ board of directors and at least sixty-six and two-thirds percent (66 2/3%) in voting power of the outstanding shares entitled to vote thereon would be required to amend certain provisions of the Proposed Charter relating to the authorization and issuance of preferred stock, the board of directors, stockholder actions, liability of directors, indemnification of directors and officers, forum selection and amendments to the Proposed Charter.

Limitations on Liability and Indemnification of Officers and Directors

The Proposed Charter and the Proposed Bylaws will provide indemnification and advancement of expenses for NRX Pharmaceuticals’ directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. NRX Pharmaceuticals has entered into, or will enter into, indemnification agreements with each of its directors and officers. In some cases, the provisions of those indemnification agreements may be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, the Proposed Charter and the Proposed Bylaws will include provisions that eliminate the personal liability of directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict NRX Pharmaceuticals’ rights and the rights of NRX Pharmaceuticals’ stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, NRX Pharmaceuticals’ stockholders will have appraisal rights in connection with a merger or consolidation of NRX Pharmaceuticals. Pursuant to Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of NRX Pharmaceuticals’ stockholders may bring an action in the company’s name to procure a judgment in its favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of NRX Pharmaceuticals’ shares at the time of the transaction to which the action relates.

Forum Selection

The Proposed Charter and the Proposed Bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the (a) Chancery Court of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on our behalf; (ii) any action, suit or proceeding asserting a claim of breach of fiduciary duty owed by any of our directors, officers, or stockholders to us or to our stockholders; (iii) any action, suit or proceeding asserting a claim arising pursuant to the DGCL, the Proposed Charter or the Proposed Bylaws; or (iv) any action, suit or proceeding asserting a claim governed by the internal affairs doctrine; and (b) subject to the foregoing, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, such forum selection provisions shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in the Proposed Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

Additionally, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As noted above, the Proposed Charter and the Proposed Bylaws will provide that the federal district courts of the United States of America shall have jurisdiction over any action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such provision. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company, One State Street Plaza, New York, New York 10004.

APPRAISAL RIGHTS

Neither BRPA stockholders nor BRPA warrant holders or right holders have appraisal rights under the DGCL in connection with the Transactions.

The NeuroRx stockholders are entitled to appraisal rights in connection with the Transactions under Delaware law. Under the DGCL, if a NeuroRx stockholder does not wish to accept the Merger Consideration provided for in the Merger Agreement and does not consent to the adoption of the Merger Agreement and the Merger is consummated, such stockholder has the right to seek appraisal of his, her or its shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock and to receive payment in cash for the fair value of his, her or its shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value of such shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock. These rights are known as appraisal rights. The “fair value” of such shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the Merger Consideration that a stockholder of record is otherwise entitled to receive for the same number of shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock under the terms of the Merger Agreement. Holders of NeuroRx Common Stock and/or NeuroRx Preferred Stock who elect to exercise appraisal rights must comply with the provisions of Section 262 of the DGCL to perfect their rights. Strict compliance with the statutory procedures in Section 262 of the DGCL is required. Holders of NeuroRx Common Stock and/or NeuroRx Preferred Stock who wish to exercise appraisal rights, or preserve the ability to do so, must not deliver a signed written consent adopting the Merger Agreement.

This section is intended only as a brief summary of the material provisions of the statutory procedures under the DGCL that a NeuroRx stockholder must follow in order to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which is attached as Annex E to this proxy statement / prospectus / consent solicitation statement. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that holders of NeuroRx Common Stock and/or NeuroRx Preferred Stock exercise their appraisal rights under Section 262 of the DGCL. Unless otherwise noted, all references in this summary to “stockholders” or “you” are to the record holders of shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock immediately prior to the effective time of the Merger as to which appraisal rights are asserted. A person having a beneficial interest in shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock held of record in the name of another person must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Section 262 of the DGCL requires that where a Merger Agreement is adopted by a written consent of stockholders in lieu of a meeting of stockholders, stockholders entitled to appraisal rights must be given notice that appraisal rights are available. A copy of Section 262 of the DGCL must be included with such notice. The notice must be provided after the Merger is approved and no later than 10 days after the effective date of the Merger. Only those NeuroRx stockholders who did not submit a written consent adopting the Merger Agreement and who have otherwise complied with Section 262 of the DGCL are entitled to receive such notice. The notice may be given by NeuroRx. If given at or after the effective date of the Merger, the notice must also specify the effective date of the Merger; otherwise, a supplementary notice will provide this information. This proxy statement / prospectus / consent solicitation statement is not intended to constitute such a notice. Do not send in your demand before the date of such notice because any demand for appraisal made prior to your receipt of such notice may not be effective to perfect your rights.

Following NeuroRx’s receipt of sufficient written consents to adopt the Merger Agreement, NeuroRx will send all non-consenting NeuroRx stockholders who satisfy the other statutory conditions the notice regarding the receipt of such written consents and the availability of appraisal rights. A NeuroRx stockholder electing to exercise his, her or its appraisal rights will need to take action at that time, in response to such notice, but this description is being provided to all NeuroRx stockholders now so that you can determine whether you wish to preserve your ability to demand appraisal rights in the future in response to such notice.

In order to preserve your right to receive notice and to demand appraisal rights, you must not deliver a written consent adopting the Merger Agreement. As described below, you must also continue to hold your shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock through the effective date of the Merger.

If you elect to demand appraisal of your shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock, you must, within 20 days after the date of mailing of the notice, make a written demand for the appraisal of your shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock to NeuroRx, at the specific address which will be included in the notice of appraisal rights. Do not submit a demand before the date of the notice of appraisal rights because a demand that is made before the date of such notice may not be effective to perfect your appraisal rights.

A NeuroRx stockholder wishing to exercise appraisal rights must hold of record the shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock that are the subject of such rights on the date the written demand for appraisal is made. In addition, a holder must continue to hold of record such shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock through the effective date of the Merger. Appraisal rights will be lost if your shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock are transferred prior to the effective time. If you are not the stockholder of record, you will need to follow special procedures as discussed further below.

If you and/or the record holder of your shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock fail to comply with all of the conditions required by Section 262 of the DGCL to perfect your appraisal rights, and the Merger is completed, your shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock (assuming that you hold them through the effective time of the Merger) will be converted into the right to receive the Merger Consideration in respect thereof, as provided for in the Merger Agreement, but without interest, and you will have no appraisal rights with respect to such shares.

As noted above, a NeuroRx stockholder wishing to exercise his, her or its appraisal rights must, within 20 days after the date of mailing of the notice of appraisal rights, make a written demand for the appraisal of his, her or its shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock. The demand must reasonably inform NeuroRx of the identity of the stockholder of record and his, her or its intent to demand appraisal of the fair value of the shares held by such holder. Only a holder of record of shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock issued and outstanding immediately prior to the effective date will be entitled to assert appraisal rights for the shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock registered in that holder’s name. The demand for appraisal should be executed by or on behalf of the holder of record of the shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock, fully and correctly, as the stockholder’s name appears on the NeuroRx stock certificate(s) or electronic certificate(s), as applicable, should specify the stockholder’s name and mailing address and the number of shares registered in the stockholder’s name, and must state that the person intends thereby to demand appraisal of the stockholder’s shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock in connection with the Merger. The demand cannot be made by the beneficial owner of shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock if such beneficial owner does not also hold of record such shares. A beneficial owner of shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock held in “street name” who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depository, such as Cede & Co. Any beneficial holder desiring appraisal who holds shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The beneficial holder of such shares should instruct such firm, bank or institution that the demand for appraisal be made by the record holder of the shares, which may be the nominee of a central security depository if the shares have been so deposited. As required by

Section 262, a demand for appraisal must reasonably inform NeuroRx of the identity of the holder(s) of record (which may be a nominee as described above) and of such holder’s intention to seek appraisal of such shares. If shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock are owned of record in a fiduciary capacity (such as by a trustee, guardian or custodian) execution of the demand for appraisal should be made in that capacity. If shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock are held of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal on behalf of a holder of record; however, the agent must identify the record holder or holders and expressly disclose the fact that, in executing the demand, he, she or it is acting as agent for the record holder or holders. A record holder who holds shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock as a nominee for others, may exercise appraisal rights with respect to such shares held for one or more beneficial owners, while not exercising such rights with respect to shares held for other beneficial owners. In that case, the written demand should state the number of shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock as to which appraisal is sought. Where no number of shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock is expressly mentioned, the demand for appraisal will be presumed to cover all shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock held in the name of the record holder. Stockholders who hold their shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

At any time within 60 days after the effective date of the Merger, but not thereafter, any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand for appraisal and accept the Merger Consideration for his, her or its shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock by delivering to NeuroRx a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the Merger will require written approval of NeuroRx. Unless the demand for appraisal is properly withdrawn by the stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party within 60 days after the effective date of the Merger, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any NeuroRx stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the court deems just. If NeuroRx does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the Merger Consideration for his, her or its shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock.

Within 120 days after the effective date of the Merger, either NeuroRx (as the surviving corporation following the Merger) or any stockholder who has complied with the requirements of Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock held by all stockholders entitled to appraisal. Upon the filing of such a petition by a stockholder, service of a copy of such petition shall be made upon NeuroRx. BRPA has no present intent to cause NeuroRx to file such a petition and has no obligation to cause such a petition to be filed, and stockholders should not assume that NeuroRx will file a petition. Accordingly, it is the obligation of the holders of NeuroRx Common Stock and/or NeuroRx Preferred Stock to initiate all necessary action to perfect their appraisal rights in respect of such shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock within the time prescribed in Section 262 of the DGCL, as the failure of a stockholder to file such a petition within the period specified could nullify his, her or its previous written demand for appraisal. In addition, within 120 days after the effective date of the Merger, any stockholder who has properly complied with the requirements for the exercise of appraisal rights, upon written request, will be entitled to receive from NeuroRx a statement setting forth the aggregate number of shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock for which a written consent adopting the Merger Agreement was not submitted and with respect to which demands for appraisal have been received, and the aggregate number of holders of such shares. The statement must be mailed within 10 days after such written request has been received by NeuroRx or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A person who is the beneficial owner of shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock may, in such person’s own name, file a petition for appraisal or request from NeuroRx such statement.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is served upon NeuroRx, then NeuroRx will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock and with whom agreements as to the value of their shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock have not been reached. After notice to stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights provided thereunder. The Delaware Court of Chancery may require stockholders who have demanded payment for their shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock that are represented by stock certificates to submit such stock certificates to the Delaware Register in Chancery for notation of the pendency of the appraisal proceedings, and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock, the Delaware Court of Chancery will appraise such shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock, determining their fair value as of the effective date of the Merger after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the NeuroRx stock certificates or electronic certificates, as applicable, representing their shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock. Holders of NeuroRx Common Stock and/or NeuroRx Preferred Stock considering seeking appraisal should be aware that the fair value of their shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock as determined under Section 262 of the DGCL could be more or less than or the same as the consideration they would receive pursuant to the Merger if they did not seek appraisal of their shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. The Delaware Supreme Court has stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. Unless the court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, NeuroRx may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided above only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court of Chancery and (2) interest theretofore accrued, unless paid at that time. The costs of the appraisal action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. The Delaware Court of Chancery may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

No representation is made as to the outcome of the appraisal of fair value as determined by the court and stockholders should recognize that such an appraisal could result in a determination of a value lower than, or the same as, the Merger Consideration. Moreover, neither of BRPA nor NeuroRx anticipates offering more than the Merger Consideration to any stockholder exercising appraisal rights and BRPA and NeuroRx reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of NeuroRx Common Stock or a share of NeuroRx Preferred Stock is less than the per share common stock consideration or the per share preferred stock consideration, as applicable.

FAILING TO FOLLOW PROPER STATUTORY PROCEDURES MAY RESULT IN LOSS OF YOUR APPRAISAL RIGHTS. In view of the complexity of Section 262 of the DGCL, holders of shares of NeuroRx Common Stock and/or NeuroRx Preferred Stock who may wish to pursue appraisal rights should consult their legal and financial advisors.

STOCKHOLDER PROPOSALS

Assuming the business combination with NeuroRx is consummated, it is expected that the next BRPA annual meeting of stockholders will be held on or about May 24, 2022 unless the date is changed by the board of directors. If you are a stockholder of BRPA and you want to include a proposal in the proxy statement for the next annual meeting, you need to provide it to BRPA by no later than                     . You should direct any proposals to BRPA’s secretary at its principal office which will be located at the offices of NeuroRx upon consummation of the Transactions at 1201 N. Market Street, Suite 111, Wilmington, DE 19801. If you are a stockholder of BRPA and you want to present a matter of business to be considered at the next annual meeting, under BRPA’s Bylaws you must give timely notice of the matter, in writing, to BRPA’s secretary. To be timely, the notice has to be given between 90 and 120 days before the anniversary of the prior year’s annual meeting (or between January 24, 2022 and February 23, 2022, assuming this Annual Meeting is held on May 24, 2021).

If the business combination with NeuroRx is not consummated, it is unlikely BRPA will hold another annual meeting of stockholders.

OTHER STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with BRPA’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Big Rock Partners Acquisition Corp., 2645 N. Federal Hwy, Suite 230, Delray Beach, Florida 33483. Following the Business Combination, such communications should be sent in care of NeuroRx, 1201 N. Market Street, Suite 111, Wilmington, DE 19801, Attention: Corporate Secretary. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

Graubard Miller will pass upon the validity of the Common Stock offered by this proxy statement / prospectus / consent solicitation statement and certain other legal matters related to this proxy statement/prospectus / consent solicitation statement. Graubard Miller owns approximately 1.5% of the outstanding shares of Common Stock as of the record date. Paul, Weiss, Rifkind, Wharton & Garrison LLP, as tax counsel for NeuroRx, will pass upon certain U.S. federal income tax consequences of the business combination for NeuroRx.

EXPERTS

The consolidated financial statements of NeuroRx as of December 31, 2019 and December 31, 2020 and for each of the years then ended have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of BRPA as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020 appearing in this proxy statement / prospectus / consent solicitation statement have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere in this proxy statement / prospectus / consent solicitation statement, and are included in reliance on such report given on the authority of such firm as an expert in accounting and auditing.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, BRPA and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each of BRPA’s annual report to stockholders and BRPA’s proxy statement. Upon written or oral request, BRPA will deliver a separate copy of the annual report to stockholder and/or proxy statement to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Stockholders receiving multiple copies of such documents may likewise request that BRPA deliver single copies of such documents in the future. Stockholders receiving multiple copies of such documents may request that BRPA deliver single copies of such documents in the future. Stockholders may notify BRPA of their requests by calling or writing BRPA at its principal executive offices, 2645 N. Federal Hwy, Suite 230, Delray Beach, Florida 33483 or (310) 734-2300. Following the Business Combination, such requests should be made by calling or writing NeuroRx at its principal executive offices, 1201 N. Market Street, Suite 111, Wilmington, DE 19801, Attention: Corporate Secretary or investor@nrxpharma.com.

WHERE YOU CAN FIND MORE INFORMATION

BRPA has filed this proxy statement / prospectus / consent solicitation statement as part of a registration statement on Form S-4 with the SEC under the Securities Act. The registration statement contains exhibits and other information that are not contained in this proxy statement / prospectus / consent solicitation statement. The descriptions in this proxy statement / prospectus / consent solicitation statement of the provisions of documents filed as exhibits to the registration statement are only summaries of those documents’ material terms. You may read copies of such documents, along with copies of reports, proxy statements and other information filed by BRPA with the SEC at the SEC’s website: http://www.sec.gov.

Information and statements contained in this proxy statement / prospectus / consent solicitation statement or any annex to this proxy statement / prospectus / consent solicitation statement are qualified in all respects by reference to the copy of the relevant document or other annex filed as an exhibit to this proxy statement / prospectus / consent solicitation statement.

All information contained in this document relating to BRPA has been supplied by BRPA, and all such information relating to NeuroRx has been supplied by NeuroRx. Information provided by one another does not constitute any representation, estimate or projection of the other.

If you would like additional copies of this document or if you have questions about the Business Combination, you should contact Advantage Proxy, Inc., BPRA’s proxy solicitor, via phone or in writing:

Advantage Proxy, Inc.

P.O. Box 13581

Des Moines, WA 98198

Toll Free Telephone: 877-870-8565

Main Telephone: 206-870-8565

E-mail: ksmith@advantageproxy.com

INDEX TO FINANCIAL STATEMENTS

BIG ROCK PARTNERS ACQUISITIONS CORP. – AUDITED FINANCIAL STATEMENTS

BIG ROCK PARTNERS ACQUISITIONS CORP. – UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NEURORX, INC. – AUDITED FINANCIAL STATEMENTS

NEURORX, INC. – UNAUNDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2021 and December 31, 2020	F-75
Unaudited Condensed Consolidated Statement of Operations for the Three months ended March 31, 2021 and 2020	F-76
Unaudited Condensed Consolidated Statement of Changes in Stockholders’ Equity (Deficit) for the Three months ended March 31, 2021 and 2020	F-77
Unaudited Condensed Consolidated Statement of Cash Flows for the Three months ended March 31, 2021 and 2020	F-78
Notes to the Unaudited Condensed Consolidated Financial Statements	F-79

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of

Big Rock Partners Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Big Rock Partners Acquisition Corp. (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Restatement of the 2020 Financial Statements

As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated financial statements as of December 31, 2020 and for the year ended December 31, 2020, have been restated.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2019.

New York, NY

April 1, 2021, except for the effects of the restatements discussed for warrants in Note 2, for which the date is May 11, 2021.

BIG ROCK PARTNERS ACQUISITION CORP.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2020 (As Restated)	2019
ASSETS
Current assets
Cash	$466	$6
Prepaid expenses	30,350	69,483
Prepaid income taxes	51,642	—
Total Current Assets	82,458	69,489
Cash and marketable securities held in Trust Account	5,967,947	32,005,205

TOTAL ASSETS	$6,050,405	$32,074,694

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities — accounts payable and accrued expenses	$609,509	$622,441
Warrant liability	655,098	—
Promissory note — related party	862,148	416,141
Promissory notes payable	1,809,889	1,535,623

TOTAL LIABILITIES	3,936,644	2,574,205

Commitments and Contingencies (Note 7)
Common stock subject to possible redemption, -0- and 2,305,335 shares at redemption value at December 31, 2020 and 2019, respectively	—	24,500,488
Stockholders’ Equity
Preferred stock, $0.001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.001 par value; 100,000,000 shares authorized; 2,688,242 and 2,844,414 shares issued and outstanding (excluding -0- and 2,305,335 shares subject to possible redemption) at December 31, 2020 and 2019, respectively	2,688	2,844
Additional paid-in capital	2,831,088	4,627,662
(Accumulated deficit)/retained earnings	(720,015)	369,495

Total Stockholders’ Equity	2,113,761	5,000,001

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$6,050,405	$32,074,694

The accompanying notes are an integral part of the consolidated financial statements.

BIG ROCK PARTNERS ACQUISITION CORP.

STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2020 (As Restated)	2019
Operating and formation costs	$907,406	$713,187

Loss from operations	(907,406)	(713,187)
Other income:
Forgiveness of debt	352,071	—
Interest earned on marketable securities held in Trust Account	138,764	1,205,820
Change in fair value of warrant liability	(655,098)	—
Other income, net	(164,263)	1,205,820
(Loss) income before provision for income taxes	(1,071,669)	492,633
Provision for income taxes	(17,841)	(84,206)

Net (loss) income	$(1,089,510)	$408,427
Basic and diluted weighted average shares outstanding, Common stock subject to possible redemption	546,586	4,555,229
Basic and diluted net loss per share, Common stock subject to possible redemption	$—	$0.15
Basic and diluted weighted average shares outstanding, Non-redeemable common stock	2,736,258	2,783,021
Basic and diluted net loss per share, Non-redeemable common stock	$(0.40)	$(0.11)

The accompanying notes are an integral part of the consolidated financial statements.

BIG ROCK PARTNERS ACQUISITION CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid- in Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholders’ Equity
	Shares	Amount
Balance — January 1, 2019	2,725,039	$2,725	$5,036,213	$(38,932)	$5,000,006

Change in value of common stock subject to possible redemption	119,375	119	(688,551)	—	(688,432)
Capital contribution to Trust Account to extend the date by which the Company is required to consummate a Business Combination	—	—	280,000	—	280,000
Net income	—	—	—	408,427	408,427

Balance — December 31, 2019	2,844,414	2,844	4,627,662	369,495	5,000,001

Change in value of common stock subject to possible redemption	128,386	(128)	(1,497,349)	—	(1,497,477)
Redemption of share related to extension proxy vote	(27,786)	(28)	(299,225)	—	(299,253)
Net loss	—	—	—	(1,089,510)	(1,089,510)

Balance — December 31, 2020 (As Restated)	2,688,242	$2,688	$2,831,088	$(720,015)	$2,113,761

The accompanying notes are an integral part of the consolidated financial statements.

BIG ROCK PARTNERS ACQUISITION CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2020 (As Restated)	2019
Cash Flows from Operating Activities:
Net (loss) income	$(1,089,510)	$408,427
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(138,764)	(1,205,820)
Change in fair value of warrant liability	655,098	—
Forgiveness of debt	(352,071)	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(30,350)	19,114
Prepaid incomes taxes	17,841	(69,483)
Accounts payable and accrued expenses	339,139	71,342
Income taxes payable	—	(16,311)
Net cash used in operating activities	(598,617)	(792,731)
Cash Flows from Investing Activities:
Investment of cash in Trust Account	(282,626)	(993,099)
Cash withdrawn from Trust Account to pay redeeming stockholders	26,297,218	40,726,687
Cash withdrawn from Trust Account to pay franchise and income taxes	161,430	512,993
Net cash provided by investing activities	26,176,022	40,246,581
Cash Flows from Financing Activities:
Proceeds from promissory notes	274,266	845,623
Proceeds from promissory note — related party	481,007	481,141
Repayment of promissory note — related party	(35,000)	(65,000)
Redemption of common stock	(26,297,218)	(40,726,687)
Net cash used in financing activities	(25,576,945)	(39,464,923)
Net Change in Cash	460	(11,073)
Cash — Beginning of period	6	11,079
Cash — End of period	$466	$6
Supplemental cash flow information:
Cash paid for income taxes	$—	$170,000
Non-Cash investing and financing activities:
Change in value of common stock subject to possible redemption	$1,497,477	$688,432
Capital contribution to Trust Account	$—	$280,000

The accompanying notes are an integral part of the consolidated financial statements.

BIG ROCK PARTNERS ACQUISITION CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Big Rock Partners Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on September 18, 2017. The Company was formed for the purpose of acquiring, through a merger, share exchange, asset acquisition, stock purchase, reorganization, recapitalization, or other similar business transaction, one or more operating businesses or entities (a “Business Combination”). The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination.

The Company has one subsidiary, Big Rock Merger Corp., a wholly-owned subsidiary of the Company incorporated in Delaware on January 22, 2019 (“Merger Sub”).

All activity through December 31, 2020 relates to the Company’s formation, its initial public offering (“Initial Public Offering”), which is described below, identifying a target company for a Business Combination, and activities in connection with the proposed acquisition of NeuroRx, Inc., a Delaware corporation (“NeuroRx”) (see Note 8).

The registration statement for the Company’s Initial Public Offering was declared effective on November 20, 2017. On November 22, 2017, the Company consummated the Initial Public Offering of 6,000,000 units (the “Units” and, with respect to the common stock included in the Units being offered, the “Public Shares”), generating gross proceeds of $60,000,000, which is described in Note 4. Each Unit consists of one share of common stock, one right (“Public Right”) and one-half of one warrant (“Public Warrant”). Each Public Right will convert into one-tenth (1/10) of one share of common stock upon consummation of a Business Combination. Each whole Public Warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per whole share.

Simultaneously with the Initial Public Offering, the Company consummated the sale of 250,000 units (the “Private Placement Units”) at a price of $10.00 per Unit in a private placement to Big Rock Partners Sponsor, LLC (the “Sponsor”), generating gross proceeds of $2,500,000, which is described in Note 5.

Following the closing of the Initial Public Offering, $60,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement Units was placed in a trust account (the “Trust Account”) which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account, as described below.

On November 29, 2017, in connection with the underwriters’ exercise of their over-allotment option in full, the Company consummated the sale of an additional 900,000 Units, and the sale of an additional 22,500 Private Placement Units at $10.00 per unit, generating total gross proceeds of $9,225,000. A total of $9,000,000 of the net proceeds were deposited in the Trust Account, bringing the aggregate proceeds held in the Trust Account to $69,000,000.

At the closing of the Initial Public Offering, the Company issued EarlyBirdCapital, Inc. (“EarlyBirdCapital”) and its designees 120,000 shares of common stock (the “Representative Shares”). On November 29, 2017, the Company issued an additional 18,000 Representative Shares for no consideration (see Note 9).

Transaction costs amounted to $2,172,419, consisting of $1,725,000 of underwriting fees and $447,419 of Initial Public Offering costs.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (excluding taxes payable on income earned on the Trust Account) at the time of the signing an agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its stockholders with the opportunity to redeem all or a portion of their shares included in the Units sold in the Initial Public Offering (the “Public Shares”) upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account ($10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (the “SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor, officers and directors (the “Initial Stockholders”) have agreed (a) to vote their Founder’s Shares (as defined in Note 6), Placement Shares (as defined in Note 5) and any Public Shares held by them in favor of approving a Business Combination and (b) not to convert any Founder’s Shares, Placement Shares and any Public Shares held by them in connection with a stockholder vote to approve a Business Combination or sell any such shares to the Company in a tender offer in connection with a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

The Company initially had until November 22, 2018 to complete a Business Combination. However, if the Company anticipated that it would not be able to consummate a Business Combination by November 22, 2018, the Company could extend the period of time to consummate a Business Combination up to two times, each by an additional three months. Pursuant to the terms of the Company’s Amended and Restated Certificate of Incorporation and the trust agreement entered into between the Company and Continental Stock Transfer & Trust Company on November 20, 2017, in order to extend the time available for the Company to consummate a Business Combination, the Sponsor or its affiliates or designees must deposit into the Trust Account $690,000 ($0.10 per share) for each three month extension, up to an aggregate of $1,380,000, or $0.20 per share, if the Company extends for the full six months, on or prior to the date of the applicable deadline.

On November 20, 2018, the period of time for the Company to consummate a Business Combination was extended for an additional three-month period ending on February 22, 2019, and, accordingly, $690,000 was deposited into the Trust Account. On February 21, 2019, the Company further extended the time required to consummate a Business Combination to May 22, 2019 and deposited an additional $690,000 into the Trust Account. The deposits were funded by non-interest bearing unsecured promissory notes from BRAC Lending Group LLC, an affiliate of the underwriter (“BRAC”) (see Note 7). The notes are repayable upon the consummation of a Business Combination (see Note 7).

On May 21, 2019, the Company’s stockholders approved an amendment to its Amended and Restated Certificate of Incorporation to extend the period of time for which the Company was required to consummate a Business Combination to August 22, 2019. The number of shares of common stock presented for redemption in connection with the extension was 2,119,772. The Company paid cash in the aggregate amount of $22,099,233, or approximately $10.43 per share, to redeeming stockholders. The Company agreed to deposit, or cause to be deposited on its behalf, into the Trust Account $0.02 for each public share outstanding for each 30-day extension period utilized through August 22, 2019. In connection with this extension, the Company deposited an aggregate of $286,814 into the Trust Account, of which $280,000 was contributed to the Trust Account by a third party and is not required to be repaid by the Company. Accordingly, the Company has recorded this amount as a credit to additional paid in capital in the accompanying statements of stockholders’ equity. In order to pay for part of the third extension payment, the Company issued an unsecured promissory note (the “Second Note”) in favor of BRAC, in the original principal amount of $6,814 (see Note 7).

On August 21, 2019, the Company stockholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation to extend the period of time for which the Company is required to consummate a Business Combination (the “Extension”) from August 22, 2019 to November 22, 2019. The number of shares of common stock presented for redemption in connection with the Extension was 846,888. The Company paid cash in the aggregate amount of $8,891,378, or approximately $10.50 per share, to redeeming stockholders. The Company agreed to deposit, or cause to be deposited on its behalf, into the Trust Account $0.02 for each public share outstanding for each 30-day extension period utilized through the Extension. In connection with this extension, the Company deposited an aggregate of $236,000 into the Trust Account to fund this extension payment, which amount was loaned to the Company by AZ Property Partners, LLC (“AZ Property Partners”), an entity majority owned and controlled by Richard Ackerman, the Company’s Chairman, President and Chief Executive Officer, and BRAC (see Note 7).

On November 21, 2019, the Company’s stockholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation to extend the period of time for which the Company is required to consummate a Business Combination (the “Second Extension”) from November 22, 2019 to March 23, 2020. The number of shares of common stock presented for redemption in connection with the Second Extension was 919,091. The Company paid cash in the aggregate amount of $9,736,077, or approximately $10.59 per share, to redeeming stockholders. The Company agreed to deposit, or cause to be deposited on its behalf, into the Trust Account $0.02 for each public share outstanding for each 30-day extension period utilized through the Second Extension. In connection with this extension, the Company deposited an aggregate of $60,285 into the Trust Account to fund the first thirty-day extension through December 22, 2019, which amount was loaned to the Company by AZ Property Partners and BRAC (see Note 7). In January and February 2020, AZ Property Partners and BRAC loaned the Company an additional aggregate amount of $90,427 each to pay for the extension through March 23, 2020, which was deposited into the Trust Account.

On March 23, 2020, the Company’s stockholders approved an amendment to the Amended and Restated Certificate of Incorporation to extend the period of time for which the Company is required to consummate a Business Combination (the “Third Extension”) from March 23, 2020 to July 23, 2020. The number of shares of common stock presented for redemption in connection with the Third Extension was 2,433,721. The Company paid cash in the aggregate amount of $25,997,965, or approximately $10.68 per share, to redeeming stockholders. The Company agreed to deposit, or cause to be deposited on its behalf, into the Trust Account $0.02 for each public share outstanding for each 30-day extension period utilized through the Third Extension. Notwithstanding the foregoing, if the volume weighted average price of the Company’s common stock during the 10-day trading period ending on the 3rd day prior to the end of any applicable monthly period was equal to or greater than

$11.00 and the trading volume during the 10-day trading period exceeded 100,000 shares, the obligation to make any particular deposit would terminate with respect to the immediately following monthly period (but not with respect to any other future monthly period). In connection with this extension, the Company deposited an aggregate of $34,858 into the Trust Account to fund the extension through July 23, 2020, of which $17,429 was loaned to the Company by each of AZ Property Partners and BRAC.

On July 23, 2020, the Company’s stockholders approved an amendment to the Amended and Restated Certificate of Incorporation to extend the period of time for which the Company is required to consummate a Business Combination (the “Fourth Extension”) from July 23, 2020 to December 23, 2020. The number of shares of common stock presented for redemption in connection with the Fourth Extension was 27,786. The Company paid cash in amount of $299,253, or approximately $10.77 per share, to redeeming stockholders. The Company agreed to deposit, or cause to be deposited on its behalf, into the Trust Account $0.02 for each public share outstanding for each 30-day extension period utilized through the Fourth Extension. In connection with this extension, as of November 13, 2020, the Company deposited an aggregate of $44,219 into the Trust Account, of which $22,110 was deposited as of September 30, 2020, to fund the extension through November 23, 2020, which amounts were loaned to the Company by AZ Property Partners and BRAC. Notwithstanding the foregoing, if the volume weighted average price of the Company’s common stock during the 10-day trading period ending on the 3rd day prior to the end of any applicable monthly period is equal to or greater than $11.00 and the trading volume during the 10-day trading period exceeds 100,000 shares, the obligation to make any particular deposit would terminate with respect to the immediately following monthly period (but not with respect to any other future monthly period).

On December 18, 2020, the Company held a special meeting pursuant to which the Company’s stockholders approved an amendment to the Amended and Restated Certificate of Incorporation to extend the period of time for which the Company is required to consummate a Business Combination (the “Fifth Extension”) from December 23, 2020 to April 23, 2021 (the “Extended Date”). In connection with this extension, no stockholders elected to redeem their shares of common stock.

If the Company is unable to complete a Business Combination by the Extended Date, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution (including Trust Account assets) will be less than the $10.00 per Unit in the Initial Public Offering.

The Initial Stockholders have agreed to (i) waive their redemption rights with respect to Founder Shares, Placement Shares and any Public Shares they may acquire during or after the Initial Public Offering in connection with the consummation of a Business Combination, (ii) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder’s Shares and Placement Shares if the Company fails to consummate a Business Combination by the Extended Date and (iii) not to propose an amendment to the Company’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment. However, the Initial Stockholders will be entitled to liquidating distributions with respect to any Public Shares acquired if the Company fails to consummate a Business Combination or liquidates by Extended Date.

In order to protect the amounts held in the Trust Account, A/Z Property Partners, has agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors or other entities that are owed money by the Company for services rendered or contracted for or products sold to the Company. Additionally, the agreement entered into by AZ Property Partners specifically provides for two exceptions to the indemnity it has given: it will have no liability (1) as to any claimed amounts owed to a target business or vendor or other entity who has executed an agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, or (2) as to any claims for indemnification by the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that AZ Property Partners will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

NASDAQ Notifications

On January 7, 2019, the Company received a notice from the staff of the Listing Qualifications Department of Nasdaq (the “Staff”) stating that the Company was no longer in compliance with Nasdaq Listing Rule 5620(a) for continued listing due to its failure to hold an annual meeting of stockholders within twelve months of the end of the Company’s fiscal year ended December 31, 2017. The Company submitted a plan of compliance with Nasdaq and Nasdaq granted the Company an extension until May 22, 2019 to regain compliance with the rule by holding an annual meeting of stockholders. The Company held its annual meeting of stockholders on May 21, 2019 and, accordingly, the Staff determined that the Company was in compliance with Nasdaq Listing Rule 5620(a) for continued listing and the matter was closed.

On August 9, 2019, the Company received a notice from the Staff stating that the Company was no longer in compliance with Nasdaq Listing Rule 5550(a)(3) for continued listing due to its failure to maintain a minimum of 300 public holders (the “Rule”). The Company had until September 23, 2019 to provide Nasdaq with a specific plan to achieve and sustain compliance with the listing requirement. The notice is a notification of deficiency, not of imminent delisting, and had no current effect on the listing or trading of the Company’s securities on Nasdaq.

On September 23, 2019 and October 28, 2019, the Company submitted a plan to regain compliance with Nasdaq and requested an extension through February 5, 2020. On October 28, 2019, Nasdaq requested additional information regarding the Company’s compliance plan, to which the Company responded on November 8, 2019. On February 11, 2020, the Company received a notice from the Staff stating that, based upon the Company’s non-compliance with the Rule, the Staff had determined to delist the Company’s common stock from Nasdaq unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the “Panel“). The Company was also notified that as a result of Nasdaq’s determination to delist the Company’s common stock, the Company’s warrants and rights no longer comply with Nasdaq Listing Rule 5560(a), which requires the underlying securities of such exercisable securities to remain listed on Nasdaq, and the Company’s Units no longer comply with Nasdaq Listing Rule 5225(b)(1)(A), which requires all component parts of units to meet the requirements for initial and continued listing, and the Company’s units, warrants and rights are now subject to delisting. The Company requested a hearing, which request automatically stayed any further action by the Staff pending the ultimate conclusion of the hearing process.

On March 25, 2020, the Company received formal notice from Nasdaq indicating that the Staff had granted the Company’s request for continued listing on Nasdaq. The decision followed the Company’s hearing before the Panel, which took place on March 19, 2020. The Company’s continued listing is subject to the Company’s satisfaction of a number of conditions, including, ultimately, completion of a Business Combination with an operating company by no later than August 10, 2020, and the combined entity’s compliance with all applicable criteria for initial listing on Nasdaq at the time of the merger. The Company failed to meet certain of the conditions contained in the extension grant and has submitted a modified extension request to the Staff.

On August 10, 2020, the Company submitted a letter to Nasdaq indicating that it was in compliance with the Rule as of July 31, 2020 and, as a result, satisfies the minimum 300 public holder requirement and all other applicable criteria for continued listing on Nasdaq. Accordingly, the Company requested that the Staff render a formal determination to continue the listing of the Company’s securities. On August 11, 2020, the Company received a formal notice from Nasdaq notifying the Company that it regained compliance with the minimum 300 public holder requirements under Nasdaq rules and that the Panel had determined to continue the listing of the Company’s securities on Nasdaq and close the matter.

On November 23, 2020, the Company received a notice from Nasdaq stating that, as of November 20, 2020, the Company was not in compliance with Listing Rule IM-5101-2 (the “Rule”), which requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of the registration statement filed in connection with its initial public offering. Since the Company’s registration statement became effective on November 20, 2017, it was required to complete an initial business combination by no later than November 20, 2020. The Rule also provides that failure to comply with this requirement will result in the Listing Qualifications Department issuing a Staff Delisting Determination under Rule 5810 to delist the Company’s securities.

Liquidity

As of December 31, 2020, the Company had $466 in its operating bank account, $5,967,947 in cash and marketable securities held in the Trust Account to be used for a Business Combination or to repurchase or convert stock in connection therewith and an adjusted working capital deficit of $609,509, which excludes prepaid income taxes of $51,642 and prepaid franchise taxes of $30,350, which have been paid from amounts in the Trust Account. As of December 31, 2020, approximately $138,764 of the amount on deposit in the Trust Account represented interest income, which is available to pay the Company’s tax obligations. To date, the Company has withdrawn $716,788 of interest from the Trust Account in order to pay the Company’s franchise and income taxes, of which $161,430 was withdrawn during the year ended December 31, 2020.

On November 17, 2018, the Company entered into an agreement (the “Agreement”) with the Sponsor and BRAC, pursuant to which the Sponsor agreed to be responsible for all liabilities of the Company as of November 17, 2018 and to loan the Company the funds necessary to pay the expenses of the Company other than Business Combination expenses through the closing of a Business Combination when and as needed. If a Business Combination is not consummated, all outstanding loans made by the Sponsor will be forgiven (see Note 7). In addition, BRAC agreed to loan the Company all funds necessary to pay expenses incurred in connection with and in order to consummate a business combination (the “Business Combination Expenses”) and such loans will be added to the Initial Notes (as defined in Note 7). If the Company does not consummate a Business Combination, all outstanding loans under the Notes will be forgiven, except to the extent of any funds held outside of the Trust Account after paying all other fees and expenses of the Company incurred prior to the date of such failure to consummate a Business Combination (see Note 7).

The Company may raise additional capital through loans or additional investments from the Sponsor or its stockholders, officers, directors, or third parties. Other than as described above, the Company’s officers and directors and the Sponsor may, but are not obligated to, loan the Company funds, from time to time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs.

The Company does not believe it will need to raise additional funds in order to meet expenditures required for operating its business. Neither the Sponsor, nor any of the stockholders, officers or directors, or third parties are under any obligation to advance funds to, or invest in, the Company, except as discussed above. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to suspending the pursuit of a potential transaction. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. Even if the Company can obtain sufficient financing or raise additional capital, it only has until April 23, 2021 (or as may be extended) to consummate a Business Combination. There is no assurance that the Company will be able to do so prior to April 23, 2021, or as may be extended by shareholder vote.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these consolidated financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 — RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company previously accounted for its outstanding Public Warrants and Private Placement Warrants issued in connection with its Initial Public Offering as components of equity instead of as derivative liabilities.

In connection with the audit of the Company’s financial statements for the period ended December 31, 2020, the Company’s management further evaluated the warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. ASC Section 815-40-15 addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s common stock. Under ASC Section 815-40-15, a warrant is not indexed to the issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant. Based on management’s evaluation, the Company’s audit committee, in consultation with management and after discussion with the Company’s independent registered public accounting firm, concluded that the Company’s Private Placement Warrants are not indexed to the Company’s common shares in the manner contemplated by ASC Section 815-40-15 because the holder of the instrument is not an input into the pricing of a fixed-for-fixed option on equity shares.

As a result of the above, the Company should have classified the Private Placement Warrants as derivative liabilities in its previously issued financial statements. Under this accounting treatment, the Company is required to measure the fair value of the warrants at the end of each reporting period and recognize changes in the fair value from the prior period in the Company’s operating results for the current period. (See Notes 3 and 10).

The Company’s accounting for the Private Placement Warrants as components of equity instead of as derivative liabilities did not have any effect on the Company’s previously reported operating expenses, cash flows or cash.

	As Previously Reported	Adjustment	As Restated
Balance Sheet as of December 31, 2020 (audited)
Warrant liability	$—	$655,098	$655,098
Total liabilities	3,281,546	655,098	3,936,644
(Accumulated deficit)/retained earnings	(64,917)	(655,098)	(720,015)
Total stockholders’ equity	2,768,859	(655,098)	2,113,761
Statement of Operations for the Year Ended December 31, 2020 (audited)
Change in fair value of warrant liability	$—	$(655,098)	$(655,098)
Other income, net	490,835	(655,098)	(164,263)
(Loss) income before provision for income taxes	(416,571)	(655,098)	(1,071,669)
Net (loss) income	(434,412)	(655,098)	(1,089,510)
Basic and diluted net loss per common share, Non-redeemable common stock	(0.16)	(0. 24)	(0. 40)
Statement of Cash Flows for the Year Ended December 31, 2020 (audited)
Cash flow from operating activities:
Net loss	$(434,412)	$(655,098)	$(1,089,510)
Adjustments to reconcile net loss to net cash and used in operating activities:
Change in fair value of warrant liability	—	655,098	655,098

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority owned subsidiary where the Company has the ability to exercise control. All significant intercompany balances and transactions have been eliminated in consolidation. Activities in relation to the noncontrolling interest are not considered to be significant and are, therefore, not presented in the accompanying consolidated financial statements.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, will adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from the Company’s estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2020 and 2019.

Cash and Marketable Securities Held in Trust Account

At December 31, 2020 and 2019, the assets held in the Trust Account were held in money market funds, which are invested in U.S. Treasury securities. Through December 31, 2020, the Company has withdrawn $716,788 of interest from the Trust Account in order to pay its franchise and income taxes, of which $161,430 was withdrawn during the year ended December 31, 2020.

Warrant Liabilities

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the Private Placement Warrants was estimated using a Black-Scholes valuation approach (see Note 12).

Fair Value of Financial Instruments

The Company applies ASC 820, Fair Value Measurement (“ASC 820”), which establishes framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The valuation hierarchy is composed of three levels. The classification within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The levels within the valuation hierarchy are described below:

Level 1 - Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying consolidated balance sheets, primarily due to their short-term nature.

See Note 12 for additional information on assets and liabilities measured at fair value.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheets. At December 31, 2020, there are no shares of common stock subject to possible redemption.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740 “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2020 and 2019, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company may be subject to potential examination by federal, state and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and city tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

On March 27, 2020, the CARES Act was enacted in response to COVID-19 pandemic. Under ASC 740, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. The CARES Act made various tax law changes including among other things (i) increasing the limitation under Section 163(j) of the Internal Revenue Code of 1986, as amended (the “IRC”) for 2019 and 2020 to permit additional expensing of interest (ii) enacting a technical correction so that qualified improvement property can be immediately expensed under IRC Section 168(k), (iii) making modifications to the federal net operating loss rules including permitting federal net operating losses incurred in 2018, 2019, and 2020 to be carried back to the five preceding taxable years in order to generate a refund of previously paid income taxes and (iv) enhancing the recoverability of alternative minimum tax credits. Given the Company’s full valuation allowance position, the CARES Act did not have an impact on the financial statements.

Net Income (Loss) Per Common Share

Net income (loss) per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period, excluding shares of common stock subject to forfeiture. The Company has not considered the effect of (1) warrants sold in the Initial Public Offering and private placement to purchase 3,586,250 shares of common stock, (2) rights sold in the Initial Public Offering and private placement that convert into 717,250 shares of common stock and (3) 600,000 shares of common stock, warrants to purchase 300,000 shares of common stock and rights that convert into 60,000 shares of common stock in the unit purchase option sold to the underwriter, in the calculation of diluted (loss) income per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

The Company’s consolidated statements of operations include a presentation of income (loss) per share for common shares subject to possible redemption in a manner similar to the two-class method of income (loss) per share. Net income (loss) per common share, basic and diluted, for Common stock subject to possible redemption is calculated by dividing the proportionate share of income or loss on marketable securities held by the Trust Account, net of applicable franchise and income taxes, by the weighted average number of shares of Common stock subject to possible redemption outstanding since original issuance.

Net income (loss) per share, basic and diluted, for non-redeemable common stock is calculated by dividing the net income (loss), adjusted for income or loss on marketable securities attributable to Common stock subject to possible redemption, by the weighted average number of non-redeemable common stock outstanding for the period.

Non-redeemable common stock includes Founder Shares and non-redeemable shares of common stock as these shares do not have any redemption features. Non-redeemable common stock participates in the income or loss on marketable securities based on non-redeemable shares’ proportionate interest.

The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):

	Year Ended December 31,
	2020	2019
Common stock subject to possible redemption
Numerator: Earnings allocable to Common stock subject to possible redemption
Interest earned on marketable securities held in Trust Account	$—	$922,211
Less: interest available to be withdrawn for payment of taxes	—	(218,317)
Net income attributable	$—	$703,894
Denominator: Weighted Average Common stock subject to possible redemption
Basic and diluted weighted average shares outstanding, Common stock subject to possible redemption	546,586	4,555,229
Basic and diluted net income per share, Common stock subject to possible redemption	$0.00	$0.15
Non-Redeemable Common Stock
Numerator: Net Loss minus Net Earnings
Net loss	$(1,089,510)	$(1,594)
Net income allocable to Common stock subject to possible redemption	—	—
Non-Redeemable Net Loss	$(1,089,510)	$(1,594)
Denominator: Weighted Average Non-redeemable common stock
Basic and diluted weighted average shares outstanding, Non-redeemable common stock	2,736,258	2,783,021
Basic and diluted net loss per share, Non-redeemable common stock	$(0.40)	$(0.11)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage limit of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Recently Issued Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

4. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 6,900,000 Units at a purchase price of $10.00 per Unit, which includes the full exercise by the underwriters of their over-allotment option of 900,000 Units at $10.00 per Unit. Each Unit consists of one share of common stock, one Public Right and one Public Warrant. Each Public Right will convert into one-tenth (1/10) of one share of common stock upon consummation of a Business Combination (see Note 9). Each whole Public Warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per whole share (see Note 9).

5. PRIVATE PLACEMENT

Simultaneously with the Initial Public Offering, the Sponsor purchased 250,000 Private Placement Units, at $10.00 per Private Placement Unit, for an aggregate purchase price of $2,500,000. On November 29, 2017, the Company consummated the sale of an additional 22,500 Private Placement Units at a price of $10.00 per unit, which were purchased by the Sponsor, generating gross proceeds of $225,000. Each Private Placement Unit consists of one share of common stock (“Placement Share”), one right (“Placement Right”) and one-half of one warrant (each, a “Placement Warrant”), each whole Placement Warrant exercisable to purchase one share of common stock at an exercise price of $11.50. The proceeds from the Private Placement Units were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Placement Rights and the Placement Warrants will expire worthless.

The Private Placement Units are identical to the Units sold in the Initial Public Offering except that the Placement Warrants (i) are not redeemable by the Company and (ii) may be exercised for cash or on a cashless basis, so long as they are held by the initial purchaser or any of its permitted transferees. In addition, the Private Placement Units and their component securities may not be transferable, assignable or salable until after the consummation of a Business Combination, subject to certain limited exceptions. If the Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

6. RELATED PARTY TRANSACTIONS

Founder Shares

In September 2017, the Company issued an aggregate of 1,437,500 shares of common stock to the Sponsor (the “Founder Shares”) for an aggregate purchase price of $25,000. On November 20, 2017, the Company effectuated a 1.2-for-1 stock dividend of its common stock resulting in an aggregate of 1,725,000 Founder Shares outstanding. The Founder Shares included an aggregate of up to 225,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the Initial Stockholders would own 20% of the Company’s issued and outstanding shares after the Initial Public Offering

(excluding the Private Placement Units and the Representative Shares (as defined in Note 9)). As a result of the underwriters’ election to fully exercise their over-allotment option, 225,000 Founder Shares are no longer subject to forfeiture.

The Initial Stockholders have agreed not to transfer, assign or sell any of the Founder’s Shares until the earlier of (i) one year after the date of the consummation of a Business Combination, or (ii) with respect to 50% of the Founder Shares, the date on which the closing price of the Company’s common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after a Business Combination, or earlier, in each case, if subsequent to a Business Combination, the Company consummates a subsequent liquidation, merger, stock exchange, reorganization or other similar transaction which results in all of the Company’s stockholders having the right to exchange their common stock for cash, securities or other property.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds from time to time or at any time, as may be required (“Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of a Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the Working Capital Loans may be converted into units at a price of $10.00 per unit. The units would be identical to the Private Placement Units. In the event that a Business Combination does not close, the loans will be forgiven. There were no outstanding Working Capital Loans at December 31, 2020 and 2019.

7. EXTENSION FUNDING AGREEMENT AND PROMISSORY NOTES

On November 17, 2018, the Company entered into an Extension Funding Agreement with the Sponsor and BRAC. Pursuant to the Extension Funding Agreement, the Sponsor transferred an aggregate of 1,500,000 Founders Shares to BRAC in exchange for the agreements set forth below and aggregate cash consideration of $1.00.

Pursuant to the Extension Funding Agreement, the Sponsor agreed to extend the period of time the Company has to consummate a Business Combination up to two times for an aggregate of up to six months and BRAC agreed to loan the Company the funds necessary to obtain the extensions (the “Extensions”). On November 20, 2018 and February 21, 2019, the Company issued unsecured promissory notes (the “Initial Notes”) in favor of BRAC, in the original principal amount of $690,000 each (or an aggregate of $1,380,000), to provide the Company the funds necessary to obtain an aggregate of six-months of Extensions. Pursuant to the Extension Funding Agreement, BRAC has also agreed to loan the Company all funds necessary to pay expenses incurred in connection with and in order to consummate a Business Combination (the “Business Combination Expenses”) and such loans will be added to the Initial Notes.

In connection with the stockholders’ approval of the extended date of August 22, 2019, the Company issued another unsecured promissory note (the “Second Note”) in favor of BRAC in order to pay for part of the third extension payment in the original principal amount of $6,814.

On December 31, 2019, the Company issued an unsecured promissory note, as amended on March 31, 2020, June 30,2020 and September 30, 2020, (the “Third Note” and, together with the Initial Notes and the Second Note, the “Extension Notes”) in favor of BRAC in the aggregate principal amount of $317,547 in order to pay for part of the extension payments. Through December 31, 2020, BRAC loaned the Company an aggregate of $423,075, of which $141,299 was loaned during the year ended December 31, 2020 to pay for part of the extension payments through December 23, 2020 and $32,967 was loaned during the year ended December 31, 2020 to pay for extension related costs and $100,000 was loaned during the year ended December 31, 2020 for working capital purposes.

If the Company does not consummate a Business Combination, all outstanding loans under the Extension Notes will be forgiven, except to the extent of any funds held outside of the Trust Account after paying all other fees and expenses of the Company incurred prior to the date of such failure to consummate a Business Combination.

As of December 31, 2020, the outstanding balance under the Extension Notes amounted to an aggregate of approximately $1,809,889.

The Sponsor has agreed to be responsible for all liabilities of the Company effective November 17, 2018, except for liabilities associated with the possible redemption of shares by the Company’s shareholders, as described in the Company’s Amended and Restated Certificate of Incorporation. The Sponsor has also agreed to loan the Company the funds necessary to pay the expenses of the Company other than the Business Combination Expenses through the closing of a Business Combination when and as needed in order for the Company to continue in operation (the “Non-Business Combination Related Expenses”). Upon consummation of a Business Combination, up to $200,000 of the Non-Business Combination Related Expenses will be repaid by the Company to the Sponsor provided that the Company has funds available to it sufficient to repay such expenses (the “Cap”) as well as to pay for all stockholder redemptions, all Business Combination Expenses, repayment of the Extension Notes, and any funds necessary for the working capital requirements of the Company following closing of the Business Combination. Any remaining amounts in excess of the Cap will be forgiven. On December 31, 2019, the Company issued an unsecured promissory note to the Sponsor, as amended on March 31, 2020, June 30, 2020 and September 30, 2020, in the principal amount of approximately $862,148 to pay for Non-Business Combination Related Expenses incurred through December 31, 2020 and expenses incurred thereafter. If the Company does not consummate a Business Combination, all outstanding loans made by the Sponsor to cover the Non-Business Combination Related Expenses will be forgiven, except as set forth above. The Company repaid $35,000 of such loans during the year ended December 31, 2020.

Through December 31, 2020, AZ Property Partners loaned the Company an aggregate of $862,148, of which $141,299 was loaned during the year ended December 31, 2020 to pay for part of the extension payments through December 23, 2020 and $339,708 was loaned during the year ended December 31, 2020 to pay for Non-Business Combination Related Expenses.

As of December 31, 2020, the outstanding balance under promissory note with AZ Property Partners amounted to $862,148.

8. COMMITMENTS AND CONTINGENCIES

Forgiveness of Debt

During the year ended December 31, 2020, one of the Company’s service providers forgave certain amounts due to them in connection with previously provided services. As a result, the Company recorded a forgiveness of debt in the amount of $352,071.

Registration Rights

Pursuant to a registration rights agreement entered into on November 20, 2017, the holders of the Company’s common stock prior to the Initial Public Offering (the “Founder Shares”), Private Placement Units (and their underlying securities), the shares issued to EarlyBirdCapital at the closing of the Initial Public Offering (the “Representative Shares”) and any Units that may be issued upon conversion of the working capital loans (and their underlying securities) are entitled to registration rights. The holders of a majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. The holders of the majority of the Founder’s Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Private Placement Units or Units issued to the Sponsor, officers, directors or their affiliates in payment of working capital loans made to the Company (in each case, including the underlying securities) can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). Notwithstanding anything to the contrary, EarlyBirdCapital and its designees may participate in a “piggy-back” registration during the seven-year period beginning on the effective date of the registration statement. However, the registration rights agreement will provide that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Business Combination Marketing Agreement

The Company has engaged EarlyBirdCapital as an advisor in connection with a Business Combination to assist the Company in holding meetings with its stockholders to discuss a potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing securities, assist the Company in obtaining stockholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with a Business Combination. The Company will pay EarlyBirdCapital a cash fee for such services upon the consummation of a Business Combination in an amount equal to 4.0% of the gross proceeds of the Initial Public Offering (exclusive of any applicable finders’ fees which might become payable). If a Business Combination is not consummated for any reason, no fee will be due or payable.

Merger Agreement

On December 13, 2020, the Company, NeuroRx and Merger Sub, entered into an Agreement and Plan of Merger (“Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will merge with and into NeuroRx, with NeuroRx surviving the merger (“Merger”). As a result of the Merger, and upon consummation of the Merger and the other transactions contemplated by the Merger Agreement (“Transactions”), NeuroRx will become a wholly-owned subsidiary of the Company, with the stockholders of NeuroRx becoming stockholders of the Company.

Pursuant to the Merger Agreement, the aggregate consideration payable to the stockholders of NeuroRx at the effective time of the Merger (the “Effective Time”) will equal 50,000,000 shares (“Closing Consideration”) of the Company’s common stock, par value $0.001 per share (“Company Common Stock”), plus the additional contingent right to receive the Earnout Shares and Earnout Cash (each as defined below). At the Effective Time, each outstanding share of NeuroRx common stock (including shares of NeuroRx common stock resulting from the conversion of NeuroRx preferred stock immediately prior to the Effective Time) will be converted into the right to receive a pro rata portion of the Closing Consideration and the contingent right to receive a pro rata portion of the Earnout Shares and Earnout Cash. Each option and warrant of NeuroRx that is outstanding and unexercised immediately prior to the Effective Time will be assumed by the Company and will represent the right to acquire an adjusted number of shares of the Company Common Stock at an adjusted exercise price, in each case, pursuant to the terms of the Merger Agreement.

As part of the aggregate consideration payable to NeuroRx’s securityholders pursuant to the terms of the Merger Agreement, NeuroRx’s securityholders (including option holders and warrant holders) who own NeuroRx securities immediately prior to the closing of the Transactions will have the contingent right to receive their pro rata portion of (i) an aggregate of 25,000,000 shares of the Company Common Stock (“Earnout Shares”) if, prior to December 31, 2022, the NeuroRx COVID-19 Drug receives emergency use authorization by the Food and Drug Administration (“FDA”) and NeuroRx submits and the FDA files for review a new drug application for the NeuroRx COVID-19 Drug (the occurrence of the foregoing, the “Earnout Shares Milestone”), and (ii) an aggregate of $100,000,000 in cash (“Earnout Cash”) upon the earlier to occur of (x) FDA approval of the NeuroRx COVID-19 Drug and the listing of the NeuroRx COVID-19 Drug in the FDA’s “Orange Book” and (y) FDA approval of the NeuroRx Antidepressant Drug Regimen and the listing of the NeuroRx Antidepressant Drug Regimen in the FDA’s “Orange Book,” in each case prior to December 31, 2022 (the occurrence of either of clauses (x) or (y), the “Earnout Cash Milestone”).

The Merger Agreement contains customary representations, warranties and covenants by the parties thereto and the closing is subject to certain conditions as further described in the Merger Agreement.

9. STOCKHOLDERS’ EQUITY

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At December 31, 2020 and 2019, there were no shares of preferred stock issued or outstanding.

Common Stock — The Company is authorized to issue 100,000,000 shares of common stock with a par value of $0.001 per share. Holders of the Company’s common stock are entitled to one vote for each share. At December 31, 2020 and 2019, there were 2,688,242 and 2,844,414 shares of common stock issued and outstanding, respectively (excluding -0- and 2,305,335 shares of common stock subject to possible redemption, respectively).

Rights — Each holder of a right will receive one-tenth (1/10) of one share of common stock upon consummation of a Business Combination, even if the holder of such right redeemed all shares held by it in connection with a Business Combination. No fractional shares will be issued upon conversion of the rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of a Business Combination, as the consideration related thereto has been included in the Unit purchase price paid for by investors in the Initial Public Offering. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the common stock will receive in the transaction on an as-converted into common stock basis and each holder of a right will be required to affirmatively convert its rights in order to receive 1/10 share underlying each right (without paying additional consideration). The shares issuable upon conversion of the rights will be freely tradable (except to the extent held by affiliates of the Company).

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, holders of the rights might not receive the shares of common stock underlying the rights.

Representative Shares

At the closing of the Initial Public Offering, the Company issued EarlyBirdCapital and its designees 120,000 Representative Shares. On November 29, 2017, the Company issued an additional 18,000 Representative Shares for no consideration. The Company accounted for the Representative Shares as an expense of the Initial Public Offering resulting in a charge directly to stockholders’ equity. The Company determined the fair value of Representative Shares to be $1,380,000 based upon the offering price of the Units of $10.00 per Unit. The underwriter has agreed not to transfer, assign or sell any such shares until the completion of a Business

Combination. In addition, the underwriter and its designees have agreed (i) to waive their redemption rights with respect to such shares in connection with the completion of a Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete a Business Combination within the Combination Period.

Unit Purchase Option

On November 22, 2017, the Company sold to EarlyBirdCapital, for $100, an option to purchase up to 600,000 Units exercisable at $10.00 per Unit (or an aggregate exercise price of $6,000,000) commencing on the later of November 20, 2018 or the consummation of a Business Combination. The unit purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from November 20, 2017. The Units issuable upon exercise of this option are identical to those offered in the Initial Public Offering. The Company accounted for the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Initial Public Offering resulting in a charge directly to stockholders’ equity. The Company estimated the fair value of this unit purchase option to be $2,042,889 (or $3.40 per Unit) using the Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriters was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 2.05% and (3) expected life of five years. The option and such units purchased pursuant to the option, as well as the common stock underlying such units, the rights included in such units, the common stock that is issuable for the rights included in such units, the warrants included in such units, and the shares underlying such warrants, have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA’s NASDAQ Conduct Rules. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of Initial Public Offering except to any underwriter and selected dealer participating in the Initial Public Offering and their bona fide officers or partners. The option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or the Company’s recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of common stock at a price below its exercise price.

10. WARRANT LIABILITY

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of the completion of a Business Combination and November 22, 2018; provided in that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. The Company has agreed that as soon as practicable, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of common stock issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the Public Warrants is not effective 90 days following the consummation of Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company may redeem the Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	at any time during the exercise period;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last sale price of the Company’s common stock equals or exceeds $21.00 per share for any 20 trading days within a 30-trading day period ending on the third business day prior to the date on which the Company sends the notice of redemption to the warrant holders.

•	If, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

11. INCOME TAX

The Company’s net deferred tax assets are as follows:

	December 31,
	2020	2019
Deferred tax assets
Net operating loss carryforward	$105,559	$—
Unrealized gain on marketable securities	—	—
Total deferred tax assets	105,559	—
Valuation Allowance	(105,559)	—
Deferred tax assets, net valuation allowance	$—	$—

The income tax provision consists of the following:

	As of December 31,
	2020	2019
Federal
Current	$17,841	$102,332
Deferred	(87,480)	2,936
State and Local
Current	—	—
Deferred	(18,079)	—
Change in valuation allowance	105,559	(21,062)
Income tax provision	$17,841	$84,206

As of December 31, 2020 and 2019, the Company had $416,571 and $-0- of U.S. federal and state net operating loss carryovers available to offset future taxable income, respectively, which carryforward indefinitely.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the year ended December 31, 2020 and 2019, the change in the valuation allowance was $105,559 and $21,062.

A reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows:

	December 31, 2020	December 31, 2019
Statutory federal income tax rate	21.0%	21.0%
State taxes, net of federal tax benefit	4.3%	0.0%
True-ups	(1.7)%	0.4%
Change in FV of warrant liabilities	(15.5)%	0.0%
Valuation allowance	(9.9)%	(4.3)%
Income tax provision	(1.7)%	17.1%

The Company files income tax returns in the U.S. federal jurisdiction and is subject to examination by the various taxing authorities. The Company’s tax returns since inception remain open to examination by the taxing authorities.

12. FAIR VALUE MEASUREMENTS

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2020 and 2019, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2020	December 31, 2019
Assets:
Cash and marketable securities held in Trust Account	1	$5,967,947	$32,005,205
Liabilities:
Warrant Liability – Private Placement Warrants	3	$655,098	—

The Company utilizes a Black-Scholes model approach to value the Placement Warrants at each reporting period, with changes in fair value recognized in the Statements of Operations. The estimated fair value of the warrant liability is determined using Level 3 inputs. Inherent in a binomial options pricing model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

The significant unobservable inputs used in the Black-Scholes model to measure the warrant liabilities that are categorized within Level 3 of the fair value hierarchy are as follows:

As of December 31, 2020
Stock price	$24.50
Strike price	$11.50
Term (in years)	5.0
Volatility	25.0%
Risk-free rate	0.4%
Dividend yield	0.0%
Fair value of private warrants	4.81

The following table provides a summary of the changes in fair value of the Company’s Level 3 financial instruments that are measured at fair value on a recurring basis:

Warrant Liability
Fair value as of December 31, 2019	$—
Change in valuation inputs or other assumptions	655,098

Fair value as of December 31, 2020	$655,098

There were no transfers between Levels 1, 2 or 3 during the year ended December 31, 2020.

13. SUBSEQUENT EVENTS

The Company evaluates subsequent events and transactions that occur after the consolidated balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below and in Note 2, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Nasdaq Compliance

On January 15, 2021, the Company received notice from the Nasdaq that a Nasdaq Hearings Panel (“Panel”) had granted the Company’s request to continue its listing on Nasdaq through May 24, 2021 (“Extended Date”).

On January 4, 2021, the Company received a notice from the Staff stating that the Company’s failure to hold an annual stockholder meeting for the fiscal year ended December 31, 2019 by December 31, 2020, as required by Nasdaq Listing Rule 5820, could serve as an additional basis for delisting the Company’s securities from Nasdaq. The Company requested a hearing before the Panel to appeal the Staff’s determination with respect to both notices and the hearing was held on January 14, 2021. The Panel’s decision is subject to certain conditions, including that the Company will have completed its proposed business combination (the “Business Combination”) with NeuroRx on or before the Extended Date and that the combined company will have demonstrated compliance with all requirements for initial listing on Nasdaq. While the Company expects to complete the Business Combination by the Extended Date, the Company cannot assure you that it will be able to do so.

Subscription Agreement

On March 12, 2021, the Company entered into subscription agreements (“Subscription Agreements”) with certain qualified institutional buyers and institutional accredited investors (collectively, the “PIPE Investors”), pursuant to which the Company will, substantially concurrently with, and contingent upon, the consummation of the Merger, issue an aggregate of 1,000,000 shares of the Company Common Stock, par value $0.001 per share, to the PIPE Investors at a price of $10.00 per share, for aggregate gross proceeds to the Company of $10,000,000 (the “PIPE”). The closing of the PIPE is conditioned upon, among other things, (i) the substantially concurrent consummation of the Merger, (ii) the accuracy of all representations and warranties of the Company and the PIPE Investors in the Subscription Agreements, and the performance of all covenants of the Company and the PIPE Investors under the Subscription Agreements, (iii) the shares of the Company Common Stock shall have been approved for listing on the Nasdaq Capital Market, subject to official notice of issuance, and (iv) the Merger Agreement shall not have been terminated or rescinded, and no amendment, waiver or modification shall have occurred thereunder that would materially adversely affect the economic benefits that the PIPE Investor would reasonably expect to receive under the Subscription Agreement without having received the PIPE Investor’s prior written consent (not to be unreasonably withheld, conditioned, or delayed).

Amendment to the Merger Agreement

On March 19, 2021, the Company entered into a second amendment (“Amendment”) to the Merger Agreement with NeuroRx and Merger Sub. The Amendment extends the outside date by which the parties must consummate the Merger from April 23, 2021 to May 24, 2021.

Legal Proceedings

In connection with the proposed Merger with NeuroRx, a purported stockholder of the Company has filed a lawsuit and other purported stockholders have threatened to file lawsuits alleging breaches of fiduciary duty and violations of the disclosure requirements of the Exchange Act. The Company intends to defend the matters vigorously. These matters are in the early stages and the Company is currently unable to reasonably determine the outcome or estimate any potential losses, and, as such, has not recorded a loss contingency.

BIG ROCK PARTNERS ACQUISITION CORP.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2021	2020
	(Unaudited)
ASSETS
Current Assets
Cash	$232	$466
Prepaid expenses	7,850	30,350
Prepaid income taxes	51,642	51,642

Total Current Assets	59,724	82,458
Cash and marketable securities held in Trust Account	5,968,035	5,967,947

TOTAL ASSETS	$6,027,759	$6,050,405

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities — accounts payable and accrued expenses	$643,693	$609,509
Promissory note — related party	885,604	862,148
Promissory notes payable	1,965,095	1,809,889
Warrant liability	1,313,324	655,098

Total Liabilities	4,807,716	3,936,644

Commitments and Contingencies (Note 7)
Stockholders’ Equity
Preferred stock, $0.001 par value; 1,000,000 authorized; none issued and outstanding	—	—
Common stock, $0.001 par value; 100,000,000 shares authorized; 2,688,242 shares issued and outstanding	2,688	2,688
Additional paid-in capital	2,831,088	2,831,088
Accumulated deficit	(1,613,733)	(720,015)

Total Stockholders’ Equity	1,220,043	2,113,761

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$6,027,759	$6,050,405

The accompanying notes are an integral part of the condensed financial statements.

BIG ROCK PARTNERS ACQUISITION CORP.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended March 31,
	2021	2020
Operating expenses	$235,580	$119,300

Loss from operations	(235,580)	(119,300)
Other (expense) income:
Forgiveness of debt	—	352,071
Change in fair value of warrant liability	(658,226)	—
Interest income	88	113,077

Other (expense) income, net	(658,138)	465,148

(Loss) income before income taxes	(893,718)	345,848
Provision for income taxes	—	(72,628)

Net (loss) income	$(893,718)	$273,220

Basic and diluted weighted average shares outstanding	2,688,242	2,844,414

Basic and diluted net (loss) income per share	$(0.33)	$0.10

The accompanying notes are an integral part of the condensed financial statements.

BIG ROCK PARTNERS ACQUISITION CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(UNAUDITED)

THREE MONTHS ENDED MARCH 31, 2021

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance — January 1, 2021	2,688,242	$2,688	$2,831,088	$(720,015)	$2,113,761
Net loss	—	—	—	(893,718)	(893,718)

Balance — March 31, 2021	2,688,242	2,688	2,831,088	(1,613,733)	1,220,043

THREE MONTHS ENDED MARCH 31, 2020

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount
Balance — January 1, 2020	2,844,414	$2,844	$4,627,662	$369,495	$5,000,001
Change in value of common stock subject to possible redemption	(128,386)	(128)	(1,497,349)		(1,497,477)
Net income	—	—	—	273,220	273,220

Balance — March 31, 2020	2,716,028	2,716	3,130,313	642,715	3,775,744

The accompanying notes are an integral part of the condensed financial statements.

BIG ROCK PARTNERS ACQUISITION CORP.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended March 31,
	2021	2020
Cash Flows from Operating Activities:
Net (loss) income	$(893,718)	$273,220
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Interest earned on cash and marketable securities held in Trust Account	(88)	(113,077)
Change in fair value of warrant liability	658,226	—
Forgiveness of debt	—	(352,071)
Changes in operating assets and liabilities:
Prepaid expenses	22,500	—
Prepaid incomes taxes	—	69,483
Accounts payable and accrued expenses	34,184	42,866
Income taxes payable	—	3,145

Net cash used in operating activities	(178,896)	(76,434)

Cash Flows from Investing Activities:
Cash withdrawn from Trust Account to pay redeeming stockholders	—	25,997,965
Cash withdrawn from Trust Account to pay franchise taxes	—	120,830
Investment of cash in Trust Account	—	(192,520)

Net cash provided by investing activities	—	25,926,275

Cash Flows from Financing Activities:
Proceeds from promissory notes	155,206	96,246
Proceeds from promissory note — related party	23,456	132,646
Redemption of common stock	—	(25,997,965)

Net cash provided by (used in) financing activities	178,662	(25,769,073)

Net Change in Cash	(234)	80,768
Cash — Beginning	466	6

Cash — Ending	$232	$80,774

Non-Cash Investing and Financing activities:
Change in value of common stock subject to possible redemption	$—	$1,497,477

The accompanying notes are an integral part of the condensed financial statements.

BIG ROCK PARTNERS ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021

(Unaudited)

1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Big Rock Partners Acquisition Corp. (the “Company”) is a blank check company incorporated in Delaware on September 18, 2017. The Company was formed for the purpose of acquiring, through a merger, share exchange, asset acquisition, stock purchase, reorganization, recapitalization, or other similar business transaction, one or more operating businesses or entities (a “Business Combination”). The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination.

The Company has one subsidiary, Big Rock Merger Corp., a wholly-owned subsidiary of the Company incorporated in Delaware on January 22, 2019 (“Merger Sub”).

All activity through March 31, 2021 relates to the Company’s formation, its initial public offering (“Initial Public Offering”), which is described below, identifying a target company for a Business Combination, and activities in connection with the proposed acquisition of NeuroRx, Inc., a Delaware corporation (“NeuroRx”) (see Note 8).

The registration statement for the Company’s Initial Public Offering was declared effective on November 20, 2017. On November 22, 2017, the Company consummated the Initial Public Offering of 6,000,000 units (the “Units” and, with respect to the common stock included in the Units being offered, the “Public Shares”), generating gross proceeds of $60,000,000, which is described in Note 3. Each Unit consists of one share of common stock, one right (“Public Right”) and one-half of one warrant (“Public Warrant”). Each Public Right will convert into one-tenth (1/10) of one share of common stock upon consummation of a Business Combination. Each whole Public Warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per whole share.

Simultaneously with the Initial Public Offering, the Company consummated the sale of 250,000 units (the “Private Placement Units”) at a price of $10.00 per Unit in a private placement to Big Rock Partners Sponsor, LLC (the “Sponsor”), generating gross proceeds of $2,500,000, which is described in Note 4.

Following the closing of the Initial Public Offering, $60,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement Units was placed in a trust account (the “Trust Account”) which may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the Trust Account, as described below.

On November 29, 2017, in connection with the underwriters’ exercise of their over-allotment option in full, the Company consummated the sale of an additional 900,000 Units, and the sale of an additional 22,500 Private Placement Units at $10.00 per unit, generating total gross proceeds of $9,225,000. A total of $9,000,000 of the net proceeds were deposited in the Trust Account, bringing the aggregate proceeds held in the Trust Account to $69,000,000.

At the closing of the Initial Public Offering, the Company issued EarlyBirdCapital, Inc. (“EarlyBirdCapital”) and its designees 120,000 shares of common stock (the “Representative Shares”). On November 29, 2017, the Company issued an additional 18,000 Representative Shares for no consideration (see Note 9).

Transaction costs amounted to $2,172,419, consisting of $1,725,000 of underwriting fees and $447,419 of Initial Public Offering costs.

BIG ROCK PARTNERS ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021

(Unaudited)

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (excluding taxes payable on income earned on the Trust Account) at the time of the signing an agreement to enter into a Business Combination. The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its stockholders with the opportunity to redeem all or a portion of their shares included in the Units sold in the Initial Public Offering (the “Public Shares”) upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account ($10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.

The Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the outstanding shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (the “SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or other legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor, officers and directors (the “Initial Stockholders”) have agreed (a) to vote their Founder’s Shares (as defined in Note 5), Placement Shares (as defined in Note 4) and any Public Shares held by them in favor of approving a Business Combination and (b) not to convert any Founder’s Shares, Placement Shares and any Public Shares held by them in connection with a stockholder vote to approve a Business Combination or sell any such shares to the Company in a tender offer in connection with a Business Combination. Additionally, each public stockholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction.

The Company initially had until November 22, 2018 to complete a Business Combination. However, if the Company anticipated that it would not be able to consummate a Business Combination by November 22, 2018, the Company could extend the period of time to consummate a Business Combination up to two times, each by an additional three months. Pursuant to the terms of the Company’s Amended and Restated Certificate of Incorporation and the trust agreement entered into between the Company and Continental Stock Transfer & Trust Company on November 20, 2017, in order to extend the time available for the Company to consummate a Business Combination, the Sponsor or its affiliates or designees must deposit into the Trust Account $690,000

BIG ROCK PARTNERS ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021

(Unaudited)

($0.10 per share) for each three month extension, up to an aggregate of $1,380,000, or $0.20 per share, if the Company extends for the full six months, on or prior to the date of the applicable deadline.

On November 20, 2018, the period of time for the Company to consummate a Business Combination was extended for an additional three-month period ending on February 22, 2019, and, accordingly, $690,000 was deposited into the Trust Account. On February 21, 2019, the Company further extended the time required to consummate a Business Combination to May 22, 2019 and deposited an additional $690,000 into the Trust Account. The deposits were funded by non-interest bearing unsecured promissory notes from BRAC Lending Group LLC, an affiliate of the underwriter (the “BRAC”) (see Note 6). The notes are repayable upon the consummation of a Business Combination (see Note 6).

On May 21, 2019, the Company’s stockholders approved an amendment to its Amended and Restated Certificate of Incorporation to extend the period of time for which the Company was required to consummate a Business Combination to August 22, 2019. The number of shares of common stock presented for redemption in connection with the extension was 2,119,772. The Company paid cash in the aggregate amount of $22,099,233, or approximately $10.43 per share, to redeeming stockholders. The Company agreed to deposit, or cause to be deposited on its behalf, into the Trust Account $0.02 for each public share outstanding for each 30-day extension period utilized through August 22, 2019. In connection with this extension, the Company deposited an aggregate of $286,814 into the Trust Account, of which $280,000 was contributed to the Trust Account by a third party and is not required to be repaid by the Company. Accordingly, the Company has recorded this amount as a credit to additional paid in capital in the accompanying statements of stockholders’ equity. In order to pay for part of the third extension payment, the Company issued an unsecured promissory note (the “Second Note”) in favor of BRAC, in the original principal amount of $6,814 (see Note 6).

On August 21, 2019, the Company stockholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation to extend the period of time for which the Company is required to consummate a Business Combination (the “Extension”) from August 22, 2019 to November 22, 2019. The number of shares of common stock presented for redemption in connection with the Extension was 846,888. The Company paid cash in the aggregate amount of $8,891,378, or approximately $10.50 per share, to redeeming stockholders. The Company agreed to deposit, or cause to be deposited on its behalf, into the Trust Account $0.02 for each public share outstanding for each 30-day extension period utilized through the Extension. In connection with this extension, the Company deposited an aggregate of $236,000 into the Trust Account to fund this extension payment, which amount was loaned to the Company by AZ Property Partners, LLC (“AZ Property Partners”), an entity majority owned and controlled by Richard Ackerman, the Company’s Chairman, President and Chief Executive Officer, and BRAC (see Note 6).

On November 21, 2019, the Company’s stockholders approved an amendment to the Company’s Amended and Restated Certificate of Incorporation to extend the period of time for which the Company is required to consummate a Business Combination (the “Second Extension”) from November 22, 2019 to March 23, 2020. The number of shares of common stock presented for redemption in connection with the Second Extension was 919,091. The Company paid cash in the aggregate amount of $9,736,077, or approximately $10.59 per share, to redeeming stockholders. The Company agreed to deposit, or cause to be deposited on its behalf, into the Trust Account $0.02 for each public share outstanding for each 30-day extension period utilized through the Second Extension. In connection with this extension, the Company deposited an aggregate of $60,285 into the Trust Account to fund the first thirty-day extension through December 22, 2019, which amount was loaned to the Company by AZ Property Partners and BRAC (see Note 6). In January and February 2020, AZ Property Partners and BRAC loaned the Company an additional aggregate amount of $90,427 each to pay for the extension through March 23, 2020, which was deposited into the Trust Account.

BIG ROCK PARTNERS ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021

(Unaudited)

On March 23, 2020, the Company’s stockholders approved an amendment to the Amended and Restated Certificate of Incorporation to extend the period of time for which the Company is required to consummate a Business Combination (the “Third Extension”) from March 23, 2020 to July 23, 2020. The number of shares of common stock presented for redemption in connection with the Third Extension was 2,433,721. The Company paid cash in the aggregate amount of $25,997,965, or approximately $10.68 per share, to redeeming stockholders. The Company agreed to deposit, or cause to be deposited on its behalf, into the Trust Account $0.02 for each public share outstanding for each 30-day extension period utilized through the Third Extension. Notwithstanding the foregoing, if the volume weighted average price of the Company’s common stock during the 10-day trading period ending on the 3rd day prior to the end of any applicable monthly period was equal to or greater than $11.00 and the trading volume during the 10-day trading period exceeded 100,000 shares, the obligation to make any particular deposit would terminate with respect to the immediately following monthly period (but not with respect to any other future monthly period). In connection with this extension, the Company deposited an aggregate of $34,858 into the Trust Account to fund the extension through July 23, 2020, of which $17,429 was loaned to the Company by each of AZ Property Partners and BRAC.

On July 23, 2020, the Company’s stockholders approved an amendment to the Amended and Restated Certificate of Incorporation to extend the period of time for which the Company is required to consummate a Business Combination (the “Fourth Extension”) from July 23, 2020 to December 23, 2020. The number of shares of common stock presented for redemption in connection with the Fourth Extension was 27,786. The Company paid cash in amount of $299,253, or approximately $10.77 per share, to redeeming stockholders. The Company agreed to deposit, or cause to be deposited on its behalf, into the Trust Account $0.02 for each public share outstanding for each 30-day extension period utilized through the Fourth Extension. In connection with this extension, as of December 31, 2020, the Company deposited an aggregate of $55,274 into the Trust Account to fund the extension through December 23, 2020, which amounts were loaned to the Company by AZ Property Partners and BRAC. Notwithstanding the foregoing, if the volume weighted average price of the Company’s common stock during the 10-day trading period ending on the 3rd day prior to the end of any applicable monthly period is equal to or greater than $11.00 and the trading volume during the 10-day trading period exceeds 100,000 shares, the obligation to make any particular deposit would terminate with respect to the immediately following monthly period (but not with respect to any other future monthly period).

On December 18, 2020, the Company held a special meeting pursuant to which the Company’s stockholders approved an amendment to the Amended and Restated Certificate of Incorporation to extend the period of time for which the Company is required to consummate a Business Combination (the “Fifth Extension”) from December 23, 2020 to April 23, 2021 (the “Extended Date”). In connection with this extension, no stockholders elected to redeem their shares of common stock.

On April 21, 2021, the Company held a special meeting pursuant to which the Company’s stockholders approved an amendment to the Amended and Restated Certificate of Incorporation to extend the period of time for which the Company is required to consummate a Business Combination (the “Sixth Extension”) from April 23, 2021 to May 24, 2021 (the “Extended Date”). The number of shares of common stock presented for redemption in connection with the Fourth Extension was 330. The Company paid cash in amount of $3,563, or approximately $10.80 per share, to redeeming stockholders.

If the Company is unable to complete a Business Combination by the Extended Date, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes

BIG ROCK PARTNERS ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021

(Unaudited)

payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Company’s board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution (including Trust Account assets) will be less than the $10.00 per Unit in the Initial Public Offering.

The Initial Stockholders have agreed to (i) waive their redemption rights with respect to Founder Shares, Placement Shares and any Public Shares they may acquire during or after the Initial Public Offering in connection with the consummation of a Business Combination, (ii) to waive their rights to liquidating distributions from the Trust Account with respect to their Founder’s Shares and Placement Shares if the Company fails to consummate a Business Combination by the Extended Date and (iii) not to propose an amendment to the Company’s Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment. However, the Initial Stockholders will be entitled to liquidating distributions with respect to any Public Shares acquired if the Company fails to consummate a Business Combination or liquidates by Extended Date.

In order to protect the amounts held in the Trust Account, A/Z Property Partners, has agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors or other entities that are owed money by the Company for services rendered or contracted for or products sold to the Company. Additionally, the agreement entered into by AZ Property Partners specifically provides for two exceptions to the indemnity it has given: it will have no liability (1) as to any claimed amounts owed to a target business or vendor or other entity who has executed an agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, or (2) as to any claims for indemnification by the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that AZ Property Partners will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

NASDAQ Notifications

On January 4, 2021, the Company received a notice from the Staff stating that the Company’s failure to hold an annual stockholder meeting for the fiscal year ended December 31, 2019 by December 31, 2020, as required by Nasdaq Listing Rule 5820, could serve as an additional basis for delisting the Company’s securities from Nasdaq. The Company requested a hearing before the Panel to appeal the Staff’s determination with respect to both notices and the hearing was held on January 14, 2021. The Panel’s decision is subject to certain conditions, including that the Company will have completed its proposed business combination (the “Business Combination”) with NeuroRx on or before the Extended Date and that the combined company will have demonstrated compliance with all requirements for initial listing on Nasdaq. While the Company expects to complete the Business Combination by the Extended Date, the Company cannot assure you that it will be able to do so.

On January 15, 2021, the Company received notice from the Nasdaq that a Nasdaq Hearings Panel (“Panel”) had granted the Company’s request to continue its listing on Nasdaq through May 24, 2021 (“Extended Date”).

BIG ROCK PARTNERS ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021

(Unaudited)

Liquidity

As of March 31, 2021, the Company had $232 in its operating bank account, $5,968,035 in cash and marketable securities held in the Trust Account to be used for a Business Combination or to repurchase or convert stock in connection therewith and an adjusted working capital deficit of $643,461, which excludes prepaid income taxes of $59,492, which have been paid from amounts in the Trust Account. As of March 31, 2021, approximately $120,000 of the amount on deposit in the Trust Account represented interest income, which is available to pay the Company’s tax obligations. To date, the Company has withdrawn $716,788 of interest from the Trust Account in order to pay the Company’s franchise and income taxes, of which no amounts were withdrawn during the three months ended March 31, 2021.

On November 17, 2018, the Company entered into an agreement (the “Agreement”) with the Sponsor and BRAC, pursuant to which the Sponsor agreed to be responsible for all liabilities of the Company as of November 17, 2018 and to loan the Company the funds necessary to pay the expenses of the Company other than Business Combination expenses through the closing of a Business Combination when and as needed. If a Business Combination is not consummated, all outstanding loans made by the Sponsor will be forgiven (see Note 6). In addition, BRAC agreed to loan the Company all funds necessary to pay expenses incurred in connection with and in order to consummate a business combination (the “Business Combination Expenses”) and such loans will be added to the Initial Notes (as defined in Note 6). If the Company does not consummate a Business Combination, all outstanding loans under the Notes will be forgiven, except to the extent of any funds held outside of the Trust Account after paying all other fees and expenses of the Company incurred prior to the date of such failure to consummate a Business Combination (see Note 6).

The Company may raise additional capital through loans or additional investments from the Sponsor or its stockholders, officers, directors, or third parties. Other than as described above, the Company’s officers and directors and the Sponsor may, but are not obligated to, loan the Company funds, from time to time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs.

The Company does not believe it will need to raise additional funds in order to meet expenditures required for operating its business. Neither the Sponsor, nor any of the stockholders, officers or directors, or third parties are under any obligation to advance funds to, or invest in, the Company, except as discussed above. Accordingly, the Company may not be able to obtain additional financing. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to suspending the pursuit of a potential transaction. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. Even if the Company can obtain sufficient financing or raise additional capital, it only has until May 24, 2021 (or as may be extended) to consummate a Business Combination. There is no assurance that the Company will be able to do so prior to May 24, 2021, or as may be extended by shareholder vote.

Risks and Uncertainties

Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BIG ROCK PARTNERS ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021

(Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the Securities and Exchange Commission (the “SEC”). Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report as amended on Form 10-K/A for the year ended December 31, 2020 as filed with the SEC on May 14, 2021, which contains the audited financial statements and notes thereto. The interim results for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any future interim periods.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, will adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

BIG ROCK PARTNERS ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021

(Unaudited)

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from the Company’s estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2021 and December 31, 2020.

Cash and Marketable Securities Held in Trust Account

At March 31, 2021 and December 31, 2020, the assets held in the Trust Account were held in money market funds, which are invested in U.S. Treasury securities. Through March 31, 2021, the Company has withdrawn $716,788 of interest from the Trust Account in order to pay its franchise and income taxes, of which no amounts were withdrawn during the three months ended March 31, 2021.

Warrant Liability

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the Placement Warrants was estimated using a Black Scholes valuation approach (see Note 10).

BIG ROCK PARTNERS ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021

(Unaudited)

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740 “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of March 31, 2021 and December 31, 2020, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The effective tax rate differs from the statutory tax rate of 25% for the three months ended March 31, 2021 and 2020 primarily due to permanent differences.

The Company may be subject to potential examination by federal, state and city taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal, state and city tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Net Income (Loss) Income Per Common Share

Net income (loss) per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the period. The Company has not considered the effect of (1) warrants sold in the Initial Public Offering and private placement to purchase 3,586,250 shares of common stock, (2) rights sold in the Initial Public Offering and private placement that convert into 717,250 shares of common stock and (3) 600,000 shares of common stock, warrants to purchase 300,000 shares of common stock and rights that convert into 60,000 shares of common stock in the unit purchase option sold to the underwriter, in the calculation of diluted (loss) income per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution which, at times may exceed the Federal depository insurance coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The Company applies ASC 820, Fair Value Measurement (“ASC 820”), which establishes framework for measuring fair value and clarifies the definition of fair value within that framework. ASC 820 defines fair value

BIG ROCK PARTNERS ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021

(Unaudited)

as an exit price, which is the price that would be received for an asset or paid to transfer a liability in the Company’s principal or most advantageous market in an orderly transaction between market participants on the measurement date. The fair value hierarchy established in ASC 820 generally requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect the assumptions that market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entity’s own assumptions based on market data and the entity’s judgments about the assumptions that market participants would use in pricing the asset or liability and are to be developed based on the best information available in the circumstances.

The valuation hierarchy is composed of three levels. The classification within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement. The levels within the valuation hierarchy are described below:

Level 1 — Assets and liabilities with unadjusted, quoted prices listed on active market exchanges. Inputs to the fair value measurement are observable inputs, such as quoted prices in active markets for identical assets or liabilities.

Level 2 — Inputs to the fair value measurement are determined using prices for recently traded assets and liabilities with similar underlying terms, as well as direct or indirect observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 — Inputs to the fair value measurement are unobservable inputs, such as estimates, assumptions, and valuation techniques when little or no market data exists for the assets or liabilities.

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying consolidated balance sheets, primarily due to their short-term nature.

See Note 10 for additional information on assets and liabilities measured at fair value.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Recently Issued Accounting Standards

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

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(Unaudited)

certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2022 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 on January 1, 2021.The adoption of ASU 2020-06 did not have an impact on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s condensed financial statements.

3. INITIAL PUBLIC OFFERING

Pursuant to the Initial Public Offering, the Company sold 6,900,000 Units at a purchase price of $10.00 per Unit, which includes the full exercise by the underwriters of their over-allotment option of 900,000 Units at $10.00 per Unit. Each Unit consists of one share of common stock, one Public Right and one Public Warrant. Each Public Right will convert into one-tenth (1/10) of one share of common stock upon consummation of a Business Combination (see Note 8). Each whole Public Warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per whole share (see Note 9).

4. PRIVATE PLACEMENT

Simultaneously with the Initial Public Offering, the Sponsor purchased 250,000 Private Placement Units, at $10.00 per Private Placement Unit, for an aggregate purchase price of $2,500,000. On November 29, 2017, the Company consummated the sale of an additional 22,500 Private Placement Units at a price of $10.00 per unit, which were purchased by the Sponsor, generating gross proceeds of $225,000. Each Private Placement Unit consists of one share of common stock (“Placement Share”), one right (“Placement Right”) and one-half of one warrant (each, a “Placement Warrant”), each whole Placement Warrant exercisable to purchase one share of common stock at an exercise price of $11.50. The proceeds from the Private Placement Units were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Placement Rights and the Placement Warrants will expire worthless.

The Private Placement Units are identical to the Units sold in the Initial Public Offering except that the Placement Warrants (i) are not redeemable by the Company and (ii) may be exercised for cash or on a cashless basis, so long as they are held by the initial purchaser or any of its permitted transferees. In addition, the Private Placement Units and their component securities may not be transferable, assignable or salable until after the consummation of a Business Combination, subject to certain limited exceptions. If the Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

BIG ROCK PARTNERS ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021

(Unaudited)

5. RELATED PARTY TRANSACTIONS

Founder Shares

In September 2017, the Company issued an aggregate of 1,437,500 shares of common stock to the Sponsor (the “Founder Shares”) for an aggregate purchase price of $25,000. On November 20, 2017, the Company effectuated a 1.2-for-1 stock dividend of its common stock resulting in an aggregate of 1,725,000 Founder Shares outstanding. The Founder Shares included an aggregate of up to 225,000 shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the Initial Stockholders would own 20% of the Company’s issued and outstanding shares after the Initial Public Offering (excluding the Private Placement Units and the Representative Shares (as defined in Note 8)). As a result of the underwriters’ election to fully exercise their over-allotment option, 225,000 Founder Shares are no longer subject to forfeiture.

The Initial Stockholders have agreed not to transfer, assign or sell any of the Founder’s Shares until the earlier of (i) one year after the date of the consummation of a Business Combination, or (ii) with respect to 50% of the Founder Shares, the date on which the closing price of the Company’s common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after a Business Combination, or earlier, in each case, if subsequent to a Business Combination, the Company consummates a subsequent liquidation, merger, stock exchange, reorganization or other similar transaction which results in all of the Company’s stockholders having the right to exchange their common stock for cash, securities or other property.

Related Party Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor, an affiliate of the Sponsor, or the Company’s officers and directors may, but are not obligated to, loan the Company funds from time to time or at any time, as may be required (“Working Capital Loans”). Each Working Capital Loan would be evidenced by a promissory note. The Working Capital Loans would either be paid upon consummation of a Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the Working Capital Loans may be converted into units at a price of $10.00 per unit. The units would be identical to the Private Placement Units. In the event that a Business Combination does not close, the loans will be forgiven. There were no outstanding Working Capital Loans at March 31, 2021 and December 31, 2020.

6. EXTENSION FUNDING AGREEMENT AND PROMISSORY NOTES

On November 17, 2018, the Company entered into an Extension Funding Agreement with the Sponsor and BRAC. Pursuant to the Extension Funding Agreement, the Sponsor transferred an aggregate of 1,500,000 Founders Shares to BRAC in exchange for the agreements set forth below and aggregate cash consideration of $1.00.

Pursuant to the Extension Funding Agreement, the Sponsor agreed to extend the period of time the Company has to consummate a Business Combination up to two times for an aggregate of up to six months and BRAC agreed to loan the Company the funds necessary to obtain the extensions (the “Extensions”). On November 20, 2018 and February 21, 2019, the Company issued unsecured promissory notes (the “Initial Notes”) in favor of BRAC, in the original principal amount of $690,000 each (or an aggregate of $1,380,000), to provide the Company the funds necessary to obtain an aggregate of six-months of Extensions. Pursuant to the Extension Funding Agreement, BRAC has also agreed to loan the Company all funds necessary to pay expenses incurred in

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021

(Unaudited)

connection with and in order to consummate a Business Combination (the “Business Combination Expenses”) and such loans will be added to the Initial Notes.

In connection with the stockholders’ approval of the extended date of August 22, 2019, the Company issued another unsecured promissory note (the “Second Note”) in favor of BRAC in order to pay for part of the third extension payment in the original principal amount of $6,814.

On December 31, 2019, the Company issued an unsecured promissory note, as amended (the “Third Note” and, together with the Initial Notes and the Second Note, the “Extension Notes”), in favor of BRAC in the aggregate principal amount of $1,965,095 in order to pay for part of the extension payments. Through March 31, 2021, BRAC loaned the Company an aggregate of $578,281, of which $155,206 was loaned during the three months ended March 31, 2021 for working capital purposes.

If the Company does not consummate a Business Combination, all outstanding loans under the Extension Notes will be forgiven, except to the extent of any funds held outside of the Trust Account after paying all other fees and expenses of the Company incurred prior to the date of such failure to consummate a Business Combination.

As of March 31, 2021 and December 31, 2020, the outstanding balance under the Extension Notes amounted to an aggregate of $1,965,095 and 1,809,889, respectively.

The Sponsor has agreed to be responsible for all liabilities of the Company effective November 17, 2018, except for liabilities associated with the possible redemption of shares by the Company’s shareholders, as described in the Company’s Amended and Restated Certificate of Incorporation. The Sponsor has also agreed to loan the Company the funds necessary to pay the expenses of the Company other than the Business Combination Expenses through the closing of a Business Combination when and as needed in order for the Company to continue in operation (the “Non-Business Combination Related Expenses”). Upon consummation of a Business Combination, up to $200,000 of the Non-Business Combination Related Expenses will be repaid by the Company to the Sponsor provided that the Company has funds available to it sufficient to repay such expenses (the “Cap”) as well as to pay for all stockholder redemptions, all Business Combination Expenses, repayment of the Extension Notes, and any funds necessary for the working capital requirements of the Company following closing of the Business Combination. Any remaining amounts in excess of the Cap will be forgiven. On December 31, 2019, the Company issued an unsecured promissory note to the Sponsor, as amended, in the principal amount of $885,604 to pay for Non-Business Combination Related Expenses. If the Company does not consummate a Business Combination, all outstanding loans made by the Sponsor to cover the Non-Business Combination Related Expenses will be forgiven, except as set forth above.

Through March 31,2021, AZ Property Partners loaned the Company an aggregate of $885,604, of which $23,456 was loaned during the three months ended March 31, 2021 to pay for Non-Business Combination Related Expenses

As of March 31, 2021 and December 31, 2020, the outstanding balance under promissory note with AZ Property Partners amounted to $885,604 and $862,148, respectively.

BIG ROCK PARTNERS ACQUISITION CORP.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021

(Unaudited)

7. COMMITMENTS AND CONTINGENCIES

Forgiveness of Debt

During the three months ended March 31, 2020, one of the Company’s service providers forgave certain amounts due to them in connection with previously provided services. As a result, the Company recorded a forgiveness of debt in the amount of $352,071.

Registration Rights

Pursuant to a registration rights agreement entered into on November 20, 2017, the holders of the Company’s common stock prior to the Initial Public Offering (the “Founder Shares”), Private Placement Units (and their underlying securities), the shares issued to EarlyBirdCapital at the closing of the Initial Public Offering (the “Representative Shares”) and any Units that may be issued upon conversion of the working capital loans (and their underlying securities) are entitled to registration rights. The holders of a majority of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. The holders of the majority of the Founder’s Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these shares of common stock are to be released from escrow. The holders of a majority of the Private Placement Units or Units issued to the Sponsor, officers, directors or their affiliates in payment of working capital loans made to the Company (in each case, including the underlying securities) can elect to exercise these registration rights at any time after the Company consummates a Business Combination. In addition, the holders will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). Notwithstanding anything to the contrary, EarlyBirdCapital and its designees may participate in a “piggy-back” registration during the seven-year period beginning on the effective date of the registration statement. However, the registration rights agreement will provide that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Business Combination Marketing Agreement

The Company has engaged EarlyBirdCapital as an advisor in connection with a Business Combination to assist the Company in holding meetings with its stockholders to discuss a potential Business Combination and the target business’ attributes, introduce the Company to potential investors that are interested in purchasing securities, assist the Company in obtaining stockholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with a Business Combination. The Company will pay EarlyBirdCapital a cash fee for such services upon the consummation of a Business Combination in an amount equal to 4.0% of the gross proceeds of the Initial Public Offering (exclusive of any applicable finders’ fees which might become payable). If a Business Combination is not consummated for any reason, no fee will be due or payable.

Merger Agreement

On December 13, 2020, the Company, NeuroRx and Merger Sub, entered into an Agreement and Plan of Merger (“Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will merge with and into NeuroRx, with NeuroRx surviving the merger (“Merger”). As a result of the Merger, and upon consummation of the Merger and

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021

(Unaudited)

the other transactions contemplated by the Merger Agreement (“Transactions”), NeuroRx will become a wholly-owned subsidiary of the Company, with the stockholders of NeuroRx becoming stockholders of the Company.

Pursuant to the Merger Agreement, the aggregate consideration payable to the stockholders of NeuroRx at the effective time of the Merger (the “Effective Time”) will equal 50,000,000 shares (“Closing Consideration”) of the Company’s common stock, par value $0.001 per share (“Company Common Stock”), plus the additional contingent right to receive the Earnout Shares and Earnout Cash (each as defined below). At the Effective Time, each outstanding share of NeuroRx common stock (including shares of NeuroRx common stock resulting from the conversion of NeuroRx preferred stock immediately prior to the Effective Time) will be converted into the right to receive a pro rata portion of the Closing Consideration and the contingent right to receive a pro rata portion of the Earnout Shares and Earnout Cash. Each option and warrant of NeuroRx that is outstanding and unexercised immediately prior to the Effective Time will be assumed by the Company and will represent the right to acquire an adjusted number of shares of the Company Common Stock at an adjusted exercise price, in each case, pursuant to the terms of the Merger Agreement.

As part of the aggregate consideration payable to NeuroRx’s securityholders pursuant to the terms of the Merger Agreement, NeuroRx’s securityholders (including option holders and warrant holders) who own NeuroRx securities immediately prior to the closing of the Transactions will have the contingent right to receive their pro rata portion of (i) an aggregate of 25,000,000 shares of the Company Common Stock (“Earnout Shares”) if, prior to December 31, 2022, the NeuroRx COVID-19 Drug receives emergency use authorization by the Food and Drug Administration (“FDA”) and NeuroRx submits and the FDA files for review a new drug application for the NeuroRx COVID-19 Drug (the occurrence of the foregoing, the “Earnout Shares Milestone”), and (ii) an aggregate of $100,000,000 in cash (“Earnout Cash”) upon the earlier to occur of (x) FDA approval of the NeuroRx COVID-19 Drug and the listing of the NeuroRx COVID-19 Drug in the FDA’s “Orange Book” and (y) FDA approval of the NeuroRx Antidepressant Drug Regimen and the listing of the NeuroRx Antidepressant Drug Regimen in the FDA’s “Orange Book,” in each case prior to December 31, 2022 (the occurrence of either of clauses (x) or (y), the “Earnout Cash Milestone”).

On March 19, 2021, the Company entered into a second amendment (“Amendment”) to the Merger Agreement with NeuroRx and Merger Sub. The Amendment extends the outside date by which the parties must consummate the Merger from April 23, 2021 to May 24, 2021.

The Merger Agreement contains customary representations, warranties and covenants by the parties thereto and the closing is subject to certain conditions as further described in the Merger Agreement.

Subscription Agreement

On March 12, 2021, the Company entered into subscription agreements (“Subscription Agreements”) with certain qualified institutional buyers and institutional accredited investors (collectively, the “PIPE Investors”), pursuant to which the Company will, substantially concurrently with, and contingent upon, the consummation of the Merger, issue an aggregate of 1,000,000 shares of the Company Common Stock, par value $0.001 per share, to the PIPE Investors at a price of $10.00 per share, for aggregate gross proceeds to the Company of $10,000,000 (the “PIPE”). The closing of the PIPE is conditioned upon, among other things, (i) the substantially concurrent consummation of the Merger, (ii) the accuracy of all representations and warranties of the Company and the PIPE Investors in the Subscription Agreements, and the performance of all covenants of the Company and the PIPE Investors under the Subscription Agreements, (iii) the shares of the Company Common Stock shall have been approved for listing on the Nasdaq Capital Market, subject to official notice of issuance, and (iv) the Merger

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(Unaudited)

Agreement shall not have been terminated or rescinded, and no amendment, waiver or modification shall have occurred thereunder that would materially adversely affect the economic benefits that the PIPE Investor would reasonably expect to receive under the Subscription Agreement without having received the PIPE Investor’s prior written consent (not to be unreasonably withheld, conditioned, or delayed).

Legal Proceedings

In connection with the proposed Merger with NeuroRx, a purported stockholder of the Company has filed a lawsuit and other purported stockholders have threatened to file lawsuits alleging breaches of fiduciary duty and violations of the disclosure requirements of the Exchange Act. The Company intends to defend the matters vigorously. These matters are in the early stages and the Company is currently unable to reasonably determine the outcome or estimate any potential losses, and, as such, has not recorded a loss contingency.

8. STOCKHOLDERS’ EQUITY

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At March 31, 2021 and December 31, 2020, there were no shares of preferred stock issued or outstanding.

Common Stock — The Company is authorized to issue 100,000,000 shares of common stock with a par value of $0.001 per share. Holders of the Company’s common stock are entitled to one vote for each share. At March 31, 2021 and December 31, 2020, there were 2,688,242 shares of common stock issued and outstanding.

Rights — Each holder of a right will receive one-tenth (1/10) of one share of common stock upon consummation of a Business Combination, even if the holder of such right redeemed all shares held by it in connection with a Business Combination. No fractional shares will be issued upon conversion of the rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of a Business Combination, as the consideration related thereto has been included in the Unit purchase price paid for by investors in the Initial Public Offering. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the common stock will receive in the transaction on an as-converted into common stock basis and each holder of a right will be required to affirmatively convert its rights in order to receive 1/10 share underlying each right (without paying additional consideration). The shares issuable upon conversion of the rights will be freely tradable (except to the extent held by affiliates of the Company).

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, holders of the rights might not receive the shares of common stock underlying the rights.

Representative Shares

At the closing of the Initial Public Offering, the Company issued EarlyBirdCapital and its designees 120,000 Representative Shares. On November 29, 2017, the Company issued an additional 18,000 Representative Shares

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021

(Unaudited)

for no consideration. The Company accounted for the Representative Shares as an expense of the Initial Public Offering resulting in a charge directly to stockholders’ equity. The Company determined the fair value of Representative Shares to be $1,380,000 based upon the offering price of the Units of $10.00 per Unit. The underwriter has agreed not to transfer, assign or sell any such shares until the completion of a Business Combination. In addition, the underwriter and its designees have agreed (i) to waive their redemption rights with respect to such shares in connection with the completion of a Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete a Business Combination within the Combination Period.

Unit Purchase Option

On November 22, 2017, the Company sold to EarlyBirdCapital, for $100, an option to purchase up to 600,000 Units exercisable at $10.00 per Unit (or an aggregate exercise price of $6,000,000) commencing on the later of November 20, 2018 or the consummation of a Business Combination. The unit purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from November 20, 2017. The Units issuable upon exercise of this option are identical to those offered in the Initial Public Offering. The Company accounted for the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Initial Public Offering resulting in a charge directly to stockholders’ equity. The Company estimated the fair value of this unit purchase option to be $2,042,889 (or $3.40 per Unit) using the Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriters was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 2.05% and (3) expected life of five years. The option and such units purchased pursuant to the option, as well as the common stock underlying such units, the rights included in such units, the common stock that is issuable for the rights included in such units, the warrants included in such units, and the shares underlying such warrants, have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA’s NASDAQ Conduct Rules. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of Initial Public Offering except to any underwriter and selected dealer participating in the Initial Public Offering and their bona fide officers or partners. The option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or the Company’s recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of common stock at a price below its exercise price.

9. WARRANT LIABIILITY

Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of the completion of a Business Combination and November 22, 2018; provided in that the Company has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. The Company has agreed that as soon as practicable, the Company will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the shares of common stock issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such

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MARCH 31, 2021

(Unaudited)

registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the Public Warrants is not effective 90 days following the consummation of Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company may redeem the Public Warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	at any time during the exercise period;

•	upon a minimum of 30 days’ prior written notice of redemption; and

•

if, and only if, the last sale price of the Company’s common stock equals or exceeds $21.00 per share for any 20 trading days within a 30-trading day period ending on the third business day prior to the date on which the Company sends the notice of redemption to the warrant holders.

•	If, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuance of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

10. FAIR VALUE MEASUREMENTS

The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2021

(Unaudited)

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at March 31, 2021 and December 31, 2020, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	March 31, 2021	December 31, 2020
Assets:
Marketable securities held in Trust Account	1	$5,968,035	$5,967,947
Liabilities:
Warrant liability — Placement Warrants	3	$1,313,324	$655,098

The Company utilizes a Black-Scholes model approach to value the Placement Warrants at each reporting period, with changes in fair value recognized in the Statements of Operations. The estimated fair value of the warrant liability is determined using Level 3 inputs. Inherent in a binomial options pricing model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

The significant unobservable inputs used in the Black-Scholes model to measure the warrant liabilities that are categorized within Level 3 of the fair value hierarchy are as follows:

	March 31, 2021	December 31, 2020
Stock price	$35.42	$24.50
Strike price	$11.50	$11.50
Term (in years)	5.0	5.0
Volatility	25.0%	25.0%
Risk-free rate	0.9%	0.4%
Dividend yield	0.0%	0.0%
Fair value of private warrants	9.64	4.81

The following table provides a summary of the changes in fair value of the Company’s Level 3 financial instruments that are measured at fair value on a recurring basis:

Placement
Fair value as of January 1, 2021	$655,098
Change in valuation inputs or other assumptions	658,226

Fair value as of March 31, 2021	$1,313,324

There were no transfers in or out of Level 3 from other levels in the fair value hierarchy.

11. SUBSEQUENT EVENTS

The Company evaluates subsequent events and transactions that occur after the balance sheet date up to the date that the condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the condensed financial statements.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

NeuroRx, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of NeuroRx, Inc. and subsidiary (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2017.

Short Hills, New Jersey

May 11, 2021

NeuroRx, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2020	2019
ASSETS
Current assets:
Cash	$1,858,513	$877,421
Accounts receivable, net of allowances of $257,463	831,390	—
Prepaid expenses and other current assets	240,352	97,585

Total current assets	2,930,255	975,006
Other assets	10,914	10,930

Total assets	$2,941,169	$985,936

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable (includes $149,067 and $92,744 due to related parties, respectively)	$3,153,310	$2,073,402
Accrued settlement expense	39,486,139	—
Accrued clinical site costs	1,547,432	—
Accrued and other current liabilities	1,728,483	9,649
Dividends payable	7,589	7,589
Convertible notes payable and accrued interest	—	130,251
Notes payable and accrued interest	248,861	154,190

Total current liabilities	46,171,814	2,375,081
Notes payable and accrued interest	547,827	—
Convertible notes payable and accrued interest	—	3,461,805

Total liabilities	$46,719,641	$5,836,886

Stockholders’ equity (deficit):
Convertible series A preferred stock, $0.001 par value, 1,000,000 shares authorized, issued and outstanding at December 31, 2020 and 2019, liquidation preference of $1,000,000 at December 31, 2020 and 2019	$1,000	$1,000
Convertible series B-1 preferred stock, $0.001 par value, 1,050,695 shares authorized, issued and outstanding at December 31, 2020 and 2019, liquidation preference of $7,964,268 at December 31, 2020 and 2019	1,050	1,050
Convertible series B-1A preferred stock, $0.001 par value, 316,848 shares authorized, issued and outstanding at December 31, 2020 and 2019, liquidation preference of $2,159,608 at December 31, 2020 and 2019	317	317
Convertible series B-2 preferred stock, $0.001 par value, 100,000 shares authorized; 4,167 and -0- shares issued and outstanding at December 31, 2020 and 2019, liquidation preference of $50,004 and $0 at December 31, 2020 and 2019	4	—
Common stock, $0.001 par value, 20,000,000 and 14,060,001 shares authorized; 11,227,676 and 10,686,191 shares issued and outstanding at December 31, 2020 and 2019, respectively	11,228	10,686
Additional paid-in capital	46,387,649	33,538,813
Accumulated deficit	(90,179,720)	(38,402,816)

Total stockholders’ equity (deficit)	(43,778,472)	(4,850,950)

Total liabilities and stockholders’ equity (deficit)	$2,941,169	$985,936

The accompanying notes are an integral part of these consolidated financial statements.

NeuroRx, Inc.

CONSOLIDATED STATEMENT OF OPERATIONS

	For the Years Ended December 31,
	2020	2019
Operating expenses:
Research and development	$10,625,032	$3,495,648
General and administrative	11,435,658	2,767,590
Settlement expense	39,486,139	—
Reimbursement of expenses from Relief Therapeutics	(10,160,421)	—

Total operating expenses	51,386,408	6,263,238

Loss from operations	(51,386,408)	(6,263,238)

Other expenses:
Loss on conversion of convertible notes payable	306,641	—
Interest expense	56,695	303,057
Change in fair value of embedded put	27,160	162,866

Total other expenses	(390,496)	(465,923)

Loss before tax	(51,776,904)	(6,729,161)
Tax expense	—	—

Net loss	$(51,776,904)	$(6,729,161)

Net loss per share
Basic and Diluted	$(4.77)	$(0.63)

Weighted average common shares outstanding
Basic and Diluted	10,845,240	10,690,209

The accompanying notes are an integral part of these consolidated financial statements.

NeuroRx, Inc.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Years ended December 31, 2020 and 2019
	Series A Convertible Preferred Stock		Series B-1A Convertible Preferred Stock		Series B-1 Convertible Preferred Stock		Series B-2 Convertible Preferred Stock		Common Stock		Additional Paid-in- Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance - December 31, 2018	1,000,000	$1,000	316,848	$317	1,050,695	$1,050	—	$—	10,449,837	$10,450	$21,302,460	$(31,672,972)	$(10,357,695)
Common stock issued, net of transaction costs									536,354	536	5,801,466		5,802,002
Settlement consideration paid by shareholders in common stock											5,999,994		5,999,994
Stock-based compensation											433,910		433,910
Change in accounting method upon adopting ASU 2018-07											683	(683)	—
Retired founder shares									(300,000)	(300)	300		—
Net loss												(6,729,161)	(6,729,161)

Balance - December 31, 2019	1,000,000	$1,000	316,848	$317	1,050,695	$1,050	—	$—	10,686,191	$10,686	$33,538,813	$(38,402,816)	$(4,850,950)

Common stock issued									171,796	172	2,578,942		2,579,114
Common stock issued to settle note conversion									360,189	360	3,961,719		3,962,079
Common stock issued to settle accounts payable									9,500	10	144,865		144,875
Series B-2 convertible preferred stock issued							4,167	4			50,000		50,004
Warrants issued as compensation for services											5,382,905		5,382,905
Stock-based compensation											730,405		730,405
Net loss												(51,776,904)	(51,776,904)

Balance - December 31, 2020	1,000,000	$1,000	316,848	$317	1,050,695	$1,050	4,167	$4	11,227,676	$11,228	$46,387,649	$(90,197,720)	$(43,778,472)

The accompanying notes are an integral part of these consolidated financial statements.

NeuroRx, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Years Ended December 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(51,776,904)	$(6,729,161)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	1,517	859
Stock-based compensation	730,405	433,910
Warrant expense	5,382,905	—
Change in fair value of embedded put	27,160	162,866
Amortization of debt discount	16,475	130,433
Non-cash interest expense	65,103	167,979
Non-cash consulting expense	—	499,994
Non-cash settlement expense	39,486,139	—
Loss on conversion of notes payable	306,641	—
Loss on common stock issued to settle accounts payable	41,617	—
Changes in operating assets and liabilities:
Accounts receivable	(831,390)	—
Prepaid expenses and other assets	(142,788)	(44,937)
Accounts payable	1,183,143	(52,181)
Accrued expenses and other liabilities	3,243,610	(112,087)

Net cash used in operating activities	(2,266,367)	(5,542,325)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of computer equipment	(1,501)	(3,552)

Net cash used in investing activities	(1,501)	(3,552)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable	619,842	—
Proceeds from issuance of series B-2 Preferred stock	50,004	—
Proceeds from issuance of Common stock, net of transaction costs	2,579,114	5,802,002

Net cash provided by financing activities	3,248,960	5,802,002

Net increase in cash	981,092	256,125
Cash at beginning of year	877,421	621,296

Cash at end of year	$1,858,513	$877,421

Supplemental disclosure of cash flow information:
Non-cash investing and financing activities
Common stock issued to settle accounts payable	$144,875	$—
Conversion of notes payable into common stock	$3,655,438	$—
Issuance of common stock warrants as offering costs	$30,536	$63,337
Settlement consideration paid by shareholders in common stock	$—	$5,500,000
Short-term note payable issued to settle accounts payable	$—	$154,190

The accompanying notes are an integral part of these consolidated financial statements.

NeuroRx, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

The Business

NeuroRx, Inc. (the “Company” or “NeuroRx”) was formed on May 20, 2015 and is incorporated in the State of Delaware. The Company established a wholly owned subsidiary, NeuroRx 2015 LTD (Israel), in December 2015, for the purpose of managing the continued development of a subset of the Company’s technology.

The Company is a clinical stage pharmaceutical research and development company primarily engaged in the development of a drug regimen to treat patients with depression and suicidal ideation or behavior.

2. Liquidity

As of December 31, 2020, the Company had $1,858,513 in cash. Since inception the Company has experienced net losses and negative cash flows from operations each fiscal year. The Company has no revenues and expects to continue to incur operating losses for the foreseeable future, and may never become profitable. The Company is dependent on its ability to continue to raise equity and/or debt financing to continue operations, and the attainment of profitable operations. The Company has a collaboration agreement with Relief Therapeutics Holdings (“Relief”), which provided for funding by Relief of certain research and development expenses related to the U.S. development of ZYESAMI and the portion of corporate overhead attributable to that program. The proceeds received amounted to $10,160,421 for the year ended December 31, 2020. Subsequent to December 31, 2020, Relief has not reimbursed the Company for any additional expenses related to the IV clinical trials for the ZYESAMI. The IV clinical trials for the ZYESAMI were completed on February 24, 2021. During the first quarter of 2021, the Company sold 43,018 shares of common stock for gross proceeds of $2,495,058, and 79,400 shares of common stock for gross proceeds of $5,716,800. On March 28, 2021, the Company received $7,500,018 from the exercise of a warrant for the purchase of 473,486 shares. Accordingly, the Company believes that it currently has sufficient funds to support operations through the next twelve months from the date the financial statements are issued. The Company intends to use the proceeds of the merger transaction to fund the ZYESAMI inhaled trial for COVID-19. The Company cannot make any assurances that additional financings will be available to it and, if available, on acceptable terms or at all. This could negatively impact the Company’s business and operations and could also lead to the reduction of the Company’s operations.

COVID-19 Outbreak

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 Outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 Outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 Outbreak continues to evolve as of the date of this report. As such, the Company cannot estimate the full magnitude that the pandemic will have on the Company’s business. If the COVID-19 Outbreak continues, it may have a material adverse effect on the Company’s financial condition, liquidity, and future results of operations for the year ending December 31, 2021 and beyond. Management is actively monitoring the impact of the global pandemic on its financial condition, liquidity, operations, industry, and workforce. Given the daily evolution of the COVID-19 Outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 Outbreak on its results of operations, financial condition, or liquidity for the year ending December 31, 2021 and beyond.

NeuroRx, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Summary of Significant Accounting Policies

Basis of Presentation

The Company’s financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“GAAP”) as determined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in its financial statements and the reported amounts of expenses during the reporting period. The most significant estimates in the Company’s financial statements relate to the valuation of common and preferred stock, stock options, warrants, the embedded put feature in convertible notes and the valuation allowance of deferred tax assets resulting from net operating losses. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Certain Risks and Uncertainties

The Company’s activities are subject to significant risks and uncertainties including the risk of failure to secure additional funding to properly execute the Company’s business plan. The Company is subject to risks that are common to companies in the pharmaceutical industry, including, but not limited to, development by the Company or its competitors of new technological innovations, dependence on key personnel, reliance on third party manufacturers, protection of proprietary technology, and compliance with regulatory requirements.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of 90 days or less at acquisition to be cash equivalents. As of December 31, 2020 and 2019, the Company does not have any cash equivalents.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurements, provides guidance on the development and disclosure of fair value measurements. Under this accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The accounting guidance classifies fair value measurements in one of the following three categories for disclosure purposes:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 prices for similar assets or liabilities that are directly or indirectly observable in the marketplace.

NeuroRx, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Level 3: Unobservable inputs which are supported by little or no market activity and values determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

Fair value measurements discussed herein are based upon certain market assumptions and pertinent information available to management as of and during the years ended December 31, 2020 and 2019. The carrying amount of accounts payable approximated fair value as they are short term in nature. The fair value of warrants issued for services is estimated based on the Black-Scholes model during the years ended December 31, 2020 and 2019. The carrying value of notes payable and convertible notes payable approximated the estimated fair values due to their recent issuances. The estimated fair value of the warrants and embedded put, represent Level 3 measurements.

Foreign Currency

The Company’s functional currency is the U.S. dollar. The functional currency of our foreign operation is the respective local currency. Assets and liabilities of foreign operation denominated in local currencies are translated at the spot rate in effect at the applicable reporting date. The consolidated statements of operations are translated at the weighted average rate of exchange during the applicable period. The resulting unrealized cumulative translation adjustment is not material to the financial statements.

Accounts Receivable

Accounts receivable consist of balances due from collaborative partners. In determining collectability, historical trends are evaluated, and specific partner issues are reviewed on a periodic basis to arrive at appropriate allowances. As of December 31, 2020, the Company has recorded an allowance for doubtful accounts of $257,463.

Concentration of Credit Risk and Off-Balance Sheet Risk

Cash is the only financial instrument that is potentially subject to concentrations of credit risk. The Company’s cash is deposited in accounts at large financial institutions, and amounts may exceed federally insured limits. The Company believes it is not exposed to significant credit risk due to the financial strength of the depository institutions in which the cash is held. The Company has no financial instruments with off-balance sheet risk of loss.

Research and Development Costs

The Company’s research and development expenses consist primarily of costs associated with the Company’s clinical trials, salaries, payroll taxes, employee benefits, and stock-based compensation charges for those individuals involved in ongoing research and development efforts. Research and development costs are expensed as incurred. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received.

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to interest rate, market, or foreign currency risks. The Company evaluates all of its financial instruments, to determine if such instruments contain features that qualify as embedded derivatives.

NeuroRx, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Embedded derivatives must be separately measured from the host contract if all the requirements for bifurcation are met. The assessment of the conditions surrounding the bifurcation of embedded derivatives depends on the nature of the host contract. Bifurcated embedded derivatives are recognized at fair value, with changes in fair value recognized in the statement of operations each period. Bifurcated embedded derivatives are classified with the related host contract in the Company’s balance sheet.

Stock-Based Compensation

The Company expenses stock-based compensation to employees and non-employees over the requisite service period based on the estimated grant-date fair value of the awards. The Company accounts for forfeitures as they occur. Stock-based awards with graded-vesting schedules are recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model, and the assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. All stock-based compensation costs are recorded in general and administrative or research and development costs in the consolidated statements of operations based upon the underlying individual’s role at the Company.

Income Taxes

Income taxes are recorded in accordance with ASC 740, Income Taxes (“ASC 740”), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company recognizes any interest and penalties accrued related to unrecognized tax benefits as income tax expense.

Loss Per Share

Basic loss per share of common stock is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted loss per share excludes, when applicable, the potential impact of stock options, common stock warrant shares, and convertible preferred stock because their effect would be anti-dilutive due to our net loss. Since the Company had a net loss in each of the periods presented, basic and diluted net loss per common share are the same.

NeuroRx, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The calculation of basic and diluted net loss per share attributable to common stock was as follows:

	As of December 31,
	2020	2019
Numerator:
Net loss attributable to common stock—basic and diluted	$(51,776,904)	$(6,729,161)

Denominator:
Weighted average shares—basic and diluted	10,845,240	10,690,209

Net loss per share attributable to common stock—basic and diluted	$(4.77)	$(0.63)

The following outstanding shares of common stock equivalents were excluded from the computation of the diluted net loss per share attributable to common stock for the periods presented because their effect would have been anti-dilutive.

	Year Ended December 31,
	2020	2019
Convertible preferred stock as if converted	2,371,710	2,367,543
Stock options	486,755	333,588
Common stock warrants	620,054	57,473

Recent Accounting Pronouncements

In June 2018, the FASB issued ASU 2018-07, which simplifies the accounting for nonemployee share-based payment transactions. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The Company adopted ASU 2018-07 as of January 1, 2019, which resulted in a cumulative effect charge of $683 to accumulated deficit.

4. Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following at the dates indicated:

	December 31,
	2020	2019
Accrued and other current liabilities:
Professional services	$606,553	$—
Accrued research and development expenses	586,426	—
Accrued employee expenses	530,500	—
Other accrued liabilities	5,004	9,649

Total accrued and other current liabilities	$1,728,483	$9,649

NeuroRx, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Convertible Notes Payable

	December 31,
	2020	2019
Convertible Notes:
2017 convertible notes payable due November 2021	$—	$2,500,000
2018 convertible note payable due January 2022	—	100,000
2018 convertible notes payable due April 2022	—	200,000
Fair value of embedded put	—	738,602
Debt discount	—	(296,437)

Carrying value of convertible notes	$—	$3,242,165
Accrued interest	—	349,891

Total convertible notes payable and accrued interest	$—	$3,592,056

	December 31,
	2020	2019
Convertible Notes:
Convertible notes payable and accrued interest, current	$—	$130,251
Convertible notes payable and accrued interest, non-current	—	3,461,805

Total convertible notes payable and accrued interest	$—	$3,592,056

On February 12, 2020, a Qualified Financing Event (as defined below) occurred when the Company received cumulative investment proceeds in excess of $10,000,000 from the sale and issuance of common shares. The fair value of the Company’s common shares were $11.00 per share. The 2017 Notes (as defined below) and the 2018 Notes (as defined below) in the aggregate principal amount of $2,800,000 were converted into 318,183 common shares (at the discounted price of $8.80 per share), and the related unpaid and accrued interest totaling $369,660 were also converted into 42,006 common shares of the Company (at the discounted price of $8.80 per share). Additionally, the Company recognized a loss on extinguishment for the difference between the carrying value of the convertible notes, unamortized debt discount, and the value of the embedded put option and the fair value of the common shares issued of $306,641 during the year ended December 31, 2020.

2017 Convertible Notes Payable

On November 16, 2017 and November 19, 2017, the Company issued convertible notes (“2017 Notes”), as amended for aggregate gross proceeds of $2,500,000. The 2017 Notes accrued interest at a rate of 6% per annum and principal and interest were due and payable four years from the date of issuance. Upon either a sale of the Company’s assets or all of its capital stock, or a change of control, the principal balance would double and be repaid. Upon closing of either a sale of the Company’s shares for at least $10,000,000 or a public offering of the Company’s securities (“Qualified Financing Event”), the outstanding principal balance will be converted into the number of such securities sold at a conversion price equal to 80% of the securities negotiated share price.

NeuroRx, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2018 Convertible Notes Payable

On January 5, 2018 and April 25, 2018, the Company issued convertible notes (“2018 Notes”), as amended for aggregate gross proceeds of $300,000. The 2018 Notes accrued interest at a rate of 6% per annum and were due and payable four years from the date of issuance. Upon either a sale of the Company’s assets or all of its capital stock, or a change of control, the principal balance would double and be repaid. Upon closing of either a sale of the Company’s shares for at least $10,000,000 or a public offering of the Company’s securities (“Qualified Financing Event”), the outstanding principal balance will be converted into the number of such securities sold at a conversion price equal to 80% of the securities negotiated share price. The January 5, 2018 note for $100,000 was not amended and interest was unpaid, as such, that note and related accrued interest were classified as current liabilities. The April 25, 2018 note for $200,000 was amended similar to the 2017 Notes to accrue interest and to be paid at maturity with the principal.

Upon closing of a public offering of the Company’s common stock, each of the 2017 Notes and 2018 Notes settle by providing the holder with a variable number of shares sold in the offering with an aggregate fair value determined by reference to the debt principal. In this scenario, the value that the holder receives at settlement does not vary with the value of the Company’s common stock, so the settlement provision was not a typical conversion option. Rather, the share settlement feature was considered a contingent redemption provision (i.e., a contingent embedded put).

The Company evaluated the embedded put features in accordance with ASC 815-15-25. The embedded puts are not clearly and closely related to the debt host instrument and therefore have been separately measured at fair value, with subsequent changes in fair value recognized in the Statement of Operations.

The proceeds received upon issuing the 2017 Notes and 2018 Notes were first allocated to the fair value of the embedded put with the remainder to the debt host instrument. The Company recorded a $493,982 and $57,204 debt discount upon issuance of the 2017 and 2018 convertible notes, respectively. The Company recognized a loss of $27,160 and $162,866 during the years ended December 31, 2020 and 2019, respectively, due to the estimated increase in fair value of the embedded put. Management used a scenario-based analysis to estimate the fair value of the embedded put features at issuance of the 2017 Notes and 2018 Notes and as of December 31, 2019.

The discount is amortized to interest expense over the term of the debt. The Company amortized debt discount of $16,475 and $130,433 to interest expense during the years ended December 31, 2020 and 2019, respectively. The Company paid no interest during the years ended December 31, 2020 and 2019.

NeuroRx, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Notes Payable

	December 31,
	2020	2019
Note Payable — Related Party	$154,190	$154,190
Relief Therapeutics Loan	500,000	—
Paycheck Protection Program Loan	119,842	—

Carrying value of notes payable	774,032	154,190
Accrued interest	22,656	—

Total notes payable and accrued interest	$796,688	$154,190

	December 31,
	2020	2019
Notes payable:
Notes payable and accrued interest, current	$248,861	$154,190
Notes payable and accrued interest, non-current	547,827	—

Total notes payable and accrued interest	$796,688	$154,190

Note Payable — Related Party

On July 1, 2019, the Company converted certain accounts payable into a loan (the “Note Payable — Related Party”) with a related party in the amount of $154,190. The loan, in the form of a promissory note, matures on July 1, 2020. The principal amount of the loan and any accrued but unpaid interest shall be due and payable beginning July 1, 2019. All payments shall be applied first to accrued but unpaid interest, and then to outstanding principal. If not sooner paid, the entire remaining indebtedness (including accrued interest) shall be due and payable on July 1, 2020. The loan bears interest, compounded daily, at 6% annual interest. The loan continues to accrue interest as it was not paid off upon maturity.

Relief Therapeutics Loan

On April 6, 2020, the Company entered into a loan agreement with Relief Therapeutics (the “Relief Therapeutics Loan”) in the amount of $500,000. The loan matures on April 6, 2022 and bears interest at 2% per annum payable in arrears.

Paycheck Protection Program Loan

On April 28, 2020, the Company received $119,842 in loan funding from the Paycheck Protection Program (the “PPP Loan”), established pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and administered by the U.S. Small Business Administration (“SBA”). The unsecured PPP Loan accrues interest on the outstanding principal at the rate of 1% per annum, and there is a six month deferment period until equal installment payments of $6,744 of principal and interest are due. The term of the PPP Loan is two years. To the extent the loan amount is not forgiven under the PPP, the Company is obligated to make equal monthly payments of principal and interest, beginning seven months from the date of the Note, until the maturity date. The Loan amount may be eligible for forgiveness pursuant to (1) at least 75% of the loan proceeds are used to cover payroll costs and the remainder is used for mortgage interest, rent and utility costs over the eight week period after the loan is made, and (2) the number of employees and compensation levels are generally

NeuroRx, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

maintained. Forgiveness of the loan is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on future adherence to the forgiveness criteria. The Company used the entire PPP Loan for qualifying payroll expenses, and filed for loan forgiveness on December 30, 2020, though no assurance is provided that the Company will obtain forgiveness of the PPP Loan in whole or in part.

7. Commitments and Contingencies

Operating Lease

The Company leases office space on a month-to-month basis. The rent expense for the years ended December 31, 2020 and 2019 was $54,649 and $42,040, respectively.

Litigation - Settlement Liability

In September of 2018, Sarah Herzog Memorial Hospital Ezrat Nashim filed suit against NeuroRx, Inc., the founding shareholders alleging a dispute as to the ownership and use of intellectual property related to anti-depressants and anti-psychotics. Prior to service of the lawsuit, in December of 2018 all parties to the referenced action submitted to voluntary non-binding mediation, and reached an agreement in principle to settle the matter. The agreement provided for licensing of certain technology (“Herzog License”), future low single digit royalties upon commercialization, certain milestone payments and the transfer of 500,000 shares of NeuroRx, Inc. common stock to Sarah Herzog Memorial Hospital Ezrat Nashim (250,000 of which were transferred from the Jonathan Javitt Living Trust and 250,000 of which were transferred from Glytech, LLC a company wholly owned by Daniel Javitt). The milestone payments for developmental and commercial milestones each range from $100,000 to $750,000. Annual maintenance fees range up to $150,000. At December 31, 2018, the Company accrued $5,616,732 (representing the fair value of such shares of $5,500,000 and legal costs of $116,732) as settlement liability expense. The final settlement was signed in April 2019, pursuant to which, 500,000 shares were transferred to Herzog with an approximate fair value of $5,500,000. This charge was recorded pursuant to ASC 260, which deems consideration paid by control parties to have been paid by the Company. In connection with this settlement, 300,000 founder shares were returned to the Company and retired in 2019.

In October of 2019, the founding shareholders of the Company transferred 45,454 shares of common stock with a fair value of $499,994 to a former adviser to release and discharge the Company from any obligation to the former adviser or transfer any additional securities. This charge was recorded as of September 30, 2019, by the Company as consulting expense even though the consideration was paid from the stock accounts of the founders without dilution to the Company pursuant to ASC 260, which deems consideration paid by control parties to have been paid by the Company.

As of December 31, 2020, there was no further litigation against the Company.

Milestone Payments

Pursuant to the legal settlement, which included the license of intellectual property rights from SHMH, an ongoing royalty of 1% – 2.5% of NRX-101 gross sales shall be due SHMH, together with milestone payments of $250,000, upon completion of phase 3 trials and commercial sale of NRX-101. The milestone payments for developmental and commercial milestones each range from $100,000 to $750,000. Annual maintenance fees range up to $150,000.

Aviptadil Manufacturing, Production and Distribution Agreements

On August 25, 2020, NeuroRx and Nephron Pharmaceuticals Corporation (“Nephron”) signed an agreement for the manufacturing of finished pharmaceutical product of Aviptadil intravenous formulation and the development

NeuroRx, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of an inhaled (nebulizer) formulation of Aviptadil. Nephron will serve as the exclusive and primary supplier of the product for both clinical and commercial purposes, supplying 100% of the Company’s annual requirements. The Company has agreed to purchase products from Nephron for a fixed price.

On September 29, 2020, NeuroRx and Cardinal Health signed an exclusive distribution agreement, as well as a 3rd party logistics agreement on October 1, 2020. Cardinal Health will manage warehousing, distribution, invoicing for the potential sale of Aviptadil in the United States and Puerto Rico.

On October 9, 2020, NeuroRx signed an agreement with Polypeptide for the supply of GMP grade Active Pharmaceutical Ingredient (API) Aviptadil (VIP). This gives NeuroRx a second source of procuring API. The Company has agreed to purchase a total of $1,010,000 worth of product and services over the contract.

Relief Therapeutics Collaboration Agreement

On September 18, 2020, the Company entered into a collaboration agreement with Relief for the clinical development and if approved the sale of Aviptadil. The collaboration provides for funding by Relief of certain clinical trials. If such candidate is approved by the FDA, the Company shall receive 50% of net product profits from the product sales in the NeuroRx territory, which includes the United States, Canada, and Israel; 15% of net product profits from the product sales in the Relief Therapeutics territory, which includes the European Union, Switzerland, Iceland, Norway, the UK, the Channel Islands, Liechtenstein, Monaco, Andorra, Malta, San Marino, and Vatican City; and 20% of net product profits from the product sales in all other countries. During 2020, the Company invoiced Relief $10,160,421 for reimbursable expenses and received $9,329,031 in payments from Relief for these reimbursable expenses. As of December 31, 2020, the Company had an accounts receivable balance due from Relief of $831,390, net of an allowance for doubtful accounts of $257,463. As of May 11, 2021, Relief has reimbursed NeuroRx $10,612,750 for expenses, but has not paid approximately $4,000,000 in invoiced costs associated with conduct of the IV clinical trial, reformulation, and manufacture of ZYESAMI. As of May 11, 2021, Relief has not funded the costs of the inhaled trial. NeuroRx has advised Relief that NeuroRx is funding those costs with other capital.

Share Subscription Facility Agreement - GEM

The Company previously entered into a share subscription facility agreement (“GEM Agreement”) with GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (collectively, referred to as “GEM”) with a three-year term. Subject to the successful listing of the shares of NeuroRx on an Exchange (any nationally recognized stock exchange or exchange platform in the world on which the Company will list its shares), GEM grants the Company an option to require GEM to subscribe for shares from the Company for up to an aggregate value of approximately $95.6 million. The agreement also included certain provisions which would not meet the U.S. requirements to issue registered shares. If NeuroRx was listed or completes a private transaction which results in a change of control of the Company, the Company would issue GEM a warrant and pay a commitment fee of $1.9 million. Absent a listing of NeuroRx shares or a private transaction with a change of control during the three-year term, the Company would have no obligations under the agreement. A reverse merger would not result in a listing of NeuroRx shares or a change in control.

In November 2020, GEM introduced the Company to Big Rock. Although the Company has taken the position that the reverse merger transaction contemplated by the Merger Agreement (as defined below) would not require the issuance of the warrant, to resolve uncertainties around the application of the GEM Agreement, the Company and GEM agreed in March 2021 to issue a warrant to GEM and for the parties to use their good faith efforts to amend the GEM Agreement to meet U.S. requirements to issue registered shares. The warrant is not conditional upon any further events or completion of the merger.

NeuroRx, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The warrant was issued March 28, 2021, for 1,053,738 shares of NeuroRx common stock at an exercise price of $15.84 per share (the “GEM Warrant”) and the parties agreed that GEM would immediately partially exercise the warrant for the purchase of 473,486 shares (“Initial Exercised Shares”) for $7.5 million. The GEM Warrant will be valid for a period of three years from the date the Company’s stock is listed for trading on a national securities exchange or consummation of a reverse merger transaction.

This contingent liability at December 31, 2020, represented an obligation that resulted in the issuance of certain equity at a discounted per share price. As the amount was deemed probable and estimable by the Company at December 31, 2020, the Company recorded a liability of $39,486,139 to reflect the fair value of the GEM Warrant.

The Company is required to register the Initial Exercised Shares on (a) the same registration statement on Form S-4 (or such other registration statement, if changed) in connection with the Big Rock merger, or (b) such other registration statement in connection with any other transaction which results in a public listing of the Company. In addition, no later than 90 days following the consummation of the Big Rock merger, the Company is required to file with the SEC a registration statement to register under the Securities Act the resale by GEM of all shares issuable under the GEM Warrant other than the Initial Exercised Shares. The GEM Warrant also includes “piggyback” registration rights.

Merger with Big Rock Partners Acquisition Corp.

On December 13 2020, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) with Big Rock. Under the terms of the transaction, Big Rock will issue to NeuroRx’s current equity holders an aggregate of 50 million shares (“Per Share Merger Consideration”) of Big Rock common stock for their interests in NeuroRx.

Subject to certain conditions, an aggregate of 25 million additional shares of Big Rock common stock (“Earnout Shares”) will be issued to NeuroRx pre-merger equity holders if, prior to December 31, 2022, (1) the Company’s COVID-19 drug receives emergency use authorization by the FDA and (2) the FDA accepts the Company’s filing of its application to approve the Company’s COVID-19 drug. In addition, subject to certain conditions, $100 million (“Earnout Cash”) may be payable to NeuroRx pre-merger equity holders if, prior to December 31, 2022, either (1) FDA approval of the Company’s COVID-19 Drug is obtained and the Company’s COVID-19 Drug is listed in the FDA’s “Orange Book” and (2) FDA approval of the Company’s Antidepressant Drug Regimen is obtained and the Company’s Antidepressant Drug Regimen is listed in the FDA’s “Orange Book”.

The Boards of Directors of both NeuroRx and Big Rock have unanimously approved the proposed transaction. Completion of the transaction is subject to approval by stockholders of NeuroRx and Big Rock and other customary closing conditions.

8. Equity

Common Stock

On March 1, 2020, the Company’s board of directors authorized an increase to the authorized share capital from 14,060,001 shares of common stock to 20,000,000 shares of common stock with a par value of $0.001 per share.

The Company sold 171,796 and 536,354 shares of common stock during the years ended December 31, 2020 and 2019, respectively and received gross proceeds of $2,579,114 and net proceeds of $5,802,002, respectively. The

NeuroRx, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company issued 9,500 shares of common stock with a fair value of $144,875 in settlement of accounts payable worth $103,258, and recognized a loss of $41,617 for the difference during the year ended December 31, 2020 and did not issue any such shares during the year ended December 31, 2019.

Preferred Stock

Series A, B-1, and B-1A Preferred Stock

The Company has authorized and issued 1,000,000 shares of Series A convertible preferred stock, 1,050,695 shares of Series B-1 convertible preferred stock, and 316,848 shares of Series B-1A convertible preferred stock, par value of $0.001 per share, convertible into one share of Common Stock for each preferred share (collectively, the “Preferred Stock”) at any time, at the option of the holder. The Preferred Stock are not redeemable and the related stockholders are entitled to a subordinated liquidation preference should the Company liquidate or wind up operations. The preferences also include voting rights on an as-converted basis, ride-along rights, and an anti-dilution provision. The liquidation preference is $1.00 per share for the Series A convertible preferred stock, $7.58 per share for the Series B-1 convertible preferred stock, and $6.82 per share for the Series B-1A convertible preferred stock, plus any declared but unpaid dividends. Upon an initial public offering or merger under certain conditions the Preferred Stock will automatically convert into common stock.

Series B-2 Preferred Stock

In 2020, the Company authorized the issuance of 100,000 shares of Series B-2 Convertible Preferred Stock, par value of $0.001 per share, convertible into one share of Common Stock for each share of Series B-2 Convertible Preferred Stock held. In March 2020, 4,167 Series B-2 stock were issued. The Series B-2 Preferred stock are not redeemable and the related stockholders are entitled to a subordinated liquidation preference should the Company liquidate or wind up operations. The preferences also include voting rights on an as-converted basis, ride-along rights, and an anti-dilution provision. The liquidation preference is $12.00 per share plus any declared but unpaid dividends. The B-2 Convertible Preferred shares can be converted into one share of Common Stock (subject to adjustments for stock splits, recapitalization) at any time, at the option of the holder. Upon an initial public offering or merger under certain conditions the Series B-2 Preferred Stock will automatically convert into common stock.

Common Stock Warrants

On January 31, 2019, the Company issued 8,846 fully vested common stock warrants, exercisable at a per share price of $11.00 until they expire on January 30, 2024, to a vendor for financial advisory services provided in connection with the sale of the Company’s common stock. The fair value on the date of issuance was $7.16 per warrant for a total fair value of $63,337.

On July 6, 2020, the Company issued 4,000 fully vested common stock warrants, exercisable at a per share price of $15.25 until they expire on July 5, 2023, to a vendor for financial advisory services provided in connection with the sale of the Company’s common stock. The fair value on the date of issuance was $7.63 per warrant for a total fair value of $30,536.

On July 15, 2020, the Company issued 279,291 fully vested common stock warrants, exercisable at a per share price of $15.25 until they expire on July 14, 2025, to a board member. The fair value on the date of issuance was $9.63 per warrant for a total fair value of $2,689,684.

NeuroRx, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On October 23, 2020, the Company issued 139,645 and 139,645 fully vested common stock warrants, exercisable at a per share price of $15.25 until they expire on October 22, 2025, to a board member, respectively. The fair value on the date of issuance was $9.64 per warrant for a total fair value of $2,693,221.

The following table provides the activity in warrants for the respective periods.

	Total Warrants	Weighted Average Remaining Term	Weighted Average Exercise Price	Average Intrinsic Value
Outstanding as of December 31, 2018	48,627	2.88	$7.90	$—
Issued	8,846	5.00	11.00	—

Outstanding as of December 31, 2019	57,473	2.22	$8.38	$—
Issued	562,581	4.99	15.25	20,112,271

Outstanding as of December 31, 2020	620,054	11.08	$14.61	$22,127,594

The grant date fair value of common stock warrants is determined using the Black Scholes option-pricing model. The Company is a private company and estimates its expected stock volatility based on historical volatility of publicly traded peer companies. The estimated fair value of the Company’s common stock is based on sales to third parties. The following assumptions were used during the following periods:

	December 31,
	2020	2019
Strike price	$15.25	$11.00
Volatility rate	80.0%	80.0%
Risk-free rate	0.19%-0.28%	2.40%
Expected term	3.00-5.00	5.00
Dividend yield	—	—

9. Stock-Based Compensation

The Company’s 2016 Omnibus Incentive Plan (the “Plan”) permits the granting of incentive stock options, restricted stock awards, other stock-based award or other cash-based awards. The maximum aggregate shares of common stock that may be subject to awards and issued under the Plan is 500,000. In December 2020, the Company’s board of directors authorized an additional 200,000 shares of common stock options to be authorized under the Plan for a total of 700,000 authorized shares. At December 31, 2020, 486,755 shares have been awarded and 213,245 shares remain available for issuance under the Plan.

Option Awards

The fair value of each employee and non-employee stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies. Due to the lack of historical exercise history, the expected term of the Company’s stock options for employees has been determined utilizing the “simplified” method for awards. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve. Expected dividend yield is zero based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. Additionally, certain options granted contain terms that require all

NeuroRx, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

unvested options to immediately vest a) upon the approval of a New Drug Application (NDA) by the US Food and Drug Administration for NRX-101, or b) immediately preceding a change in control of the Company, whichever occurs first.

The fair value of the Company’s common stock, which equaled the exercise price of stock options granted during the years ended December 31, 2020 and 2019, respectively, was determined based on sales of the Company’s shares at arm’s length to unrelated third parties.

The grant date fair value of employee and non-employee stock option awards is determined using the Black Scholes option-pricing model. The following assumptions were used during the following periods:

	December 31,
	2020	2019
Exercise price	$11.00-$15.25	$11.00
Risk-free rate of interest	0.30%-0.49%	1.54%-1.73%
Expected term (years)	5.5-6.5	6.0-6.5
Expected stock price volatility	80%	80%
Dividend yield	—	—

The following table summarizes the Company’s employee and non-employee stock option activity under the Plan for the following periods:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Outstanding as of December 31, 2018	355,408	$5.74	8.2	$1,782,729
Granted	28,180	11.00	9.6
Forfeited/Cancelled	(50,000)	—	—	—

Outstanding as of December 31, 2019	333,588	$5.74	7.2	$1,782,729
Granted	266,500	14.37	9.7	9,761,125
Forfeited /Cancelled	(113,333)	—	—	—

Outstanding as of December 31, 2020	486,755	$10.79	8.8	$19,571,655

Options vested and exercisable as of December 31, 2020	329,489	$6.31	4.0	$14,723,342

The aggregate intrinsic value in the above table is calculated as the difference between fair value of the Company’s common stock price and the exercise price of the stock options. The weighted average grant date fair value per share for employee stock and non-employee option grants during the years ended December 31, 2020 and 2019 was $9.64 and $7.69, respectively. At December 31, 2020, the total unrecognized compensation related to unvested employee and non-employee stock option awards granted was $2,193,874, which the Company expects to recognize over a weighted-average period of approximately 2.09 years.

Stock-based compensation expense related to stock options, in aggregate, has been reported in general and administrative expense in the amount of $332,065 and $321,087 and research and development expense in the amount of $398,340 and $112,823 in the Company’s statements of operations for the years ended December 31, 2020 and 2019, respectively.

NeuroRx, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Income Taxes

A reconciliation of the statutory U.S. federal income tax rate to the Company’s effective tax rate consist of the following:

	For the Years Ended December 31,
	2020	2019
Statutory federal income tax benefit	(21.00)%	(21.00)%
Permanent items	(0.04)%	0.01%
Foreign rate differential	0.01%	(0.02)%
State taxes, net of federal tax benefit	(1.74)%	0.60%
Change in valuation allowance	23.01%	22.23%
R&D credit	(0.24)%	(1.90)%
Other	—%	0.07%

Effective tax rate	—%	—%

The components of income tax provision (benefit) are as follows:

	As of December 31,
	2020	2019
Federal:
Current	$—	$—
Deferred	(11,015,759)	(1,496,712)
State and Local:
Current	—	—
Deferred	(900,789)	39,574
Foreign:
Current	—	—
Deferred	2,867	(8,412)
Change in valuation allowance	11,913,681	1,465,550

Total	$—	$—

NeuroRx, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. The temporary differences that give rise to deferred tax assets and liabilities are as follows:

	As of December 31,
	2020	2019
Deferred tax assets (liabilities):
Net operating loss carryforwards	$8,243,959	$6,943,988
Convertible notes payable discount and embedded derivative	—	101,521
Common stock warrants	1,405,796	179,271
Israel net operating loss carryforwards	128,469	131,336
Founder share options	469,062	472,195
Stock-based compensation	681,446	497,315
Settlement liability	9,005,860	—
Bonus accrual	120,995	—
Other	58,721	—
R&D credit	375,000	250,000

	20,489,308	8,575,626
Valuation allowance	(20,489,308)	(8,575,626)

Deferred tax assets, net of allowance	$—	$—

As of December 31, 2020 and 2019, the Company had federal and state net operating loss carryforwards of approximately $37,000,000 and $31,200,000, respectively. As of December 31, 2020 and 2019, the Company had approximately $559,000 and $547,000 of foreign net operating loss carryforwards, respectively. The federal, state and foreign net operating loss carryforwards generated in the tax years from 2015 to 2020 will begin to expire, if not utilized, by 2035. Utilization of the net operating loss carryforwards may be subject to an annual limitation according to Section 382 of the Internal Revenue Code of 1986 as amended, and similar provisions.

The Company has determined, based upon available evidence, that it is more likely than not that all of the net deferred tax asset will not be realized and, accordingly, has provided a full valuation allowance against its net deferred tax asset. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, net operating loss carryback potential, and tax planning strategies in making these assessments.

The Company recorded approximately $1,000,000 as a reduction of the deferred tax asset due to uncertain tax positions that if recognized would reduce Federal and state net operating loss carryforwards and R&D credit carryforwards. In the next twelve months, the Company plans to file amended returns to reduce a portion of its uncertain tax position recorded in the current year.

The Company recognizes interest accrued to unrecognized tax benefits and penalties as income tax expense. The Company accrued total penalties and interest of $0 during the years ended December 31, 2020 and 2019 and in total, as of December 31, 2020 and 2019 has recognized penalties and interest of $0.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which they operate. In the normal course of business, the Company is subject to examination by federal and foreign jurisdictions where applicable based on the statute of limitations that apply in each jurisdiction. As of December 31, 2020, open years related to all jurisdictions are 2019, 2018, 2017, 2016 and 2015.

NeuroRx, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has no open tax audits with any taxing authority as of December 31, 2020.

11. Related Party Transactions

The Company licenses patents that are owned by Glytech, LLC, pursuant to a license agreement (the Glytech Agreement). Glytech, LLC is owned by a co-founder and Director of the Company, and therefore, a related party. The Glytech agreement requires that the Company pay Glytech for ongoing scientific support and also reimburse Glytech for expenses of obtaining and maintaining patents that are licensed to NeuroRx. During the years ended December 31, 2020 and 2019, the Company paid a co-founder $272,929 and $464,720, respectively, for continuing technology support services and reimbursed expenses. These support services are ongoing.

The Fourth Amendment to the Glytech Agreement, effective as of December 31, 2020, includes an equity value-triggered transfer of Excluded Technology from Glytech to NeuroRx. The Excluded Technology is defined in the Glytech Agreement as any technology, and any know-how related thereto, covered in the licensed patents that do not recite either D-cycloserine or lurasidone individually or jointly. This definition would cover pharmaceutical formulations, including some that NeuroRx considers “pipeline” or “future product” opportunities, that contain a combination of pharmaceutical components different from those contained in NRX-100 and NRX-101. The Excluded Technology will transfer to the Company for no additional consideration if the value of NeuroRx equity held by Glytech exceeds $50,000,000 at any time prior to August 6, 2022. After August 6, 2022, the additional IP will transfer to the Company at no cost.

The CEO of the Company is a major shareholder in the Company. Therefore, his services are deemed to be a related party transaction. He serves the company on a full-time basis and has an employment agreement with the Company and received compensation of $456,459 and $452,400 during the years ended December 31, 2020 and 2019, respectively. The services are ongoing.

The CEO’s son provides services related to website, IT, and marketing support under the supervision of the Company’s Chief Commercial Officer, who is responsible for assuring that the services are provided on financial terms that are at market. NeuroRx paid this family member a total of $85,915 and $48,000 during the years ended December 31, 2020 and 2019, respectively.

In addition, NeuroRx pays Pill Tracker 2015 Ltd. (“Pill Tracker”) for services relating to the development of the inhaled use form of aviptadil. The CEO’s son and our CEO are the chief executive officer and the board chairman, respectively, of Pill Tracker. NeuroRx paid Pill Tracker $271,082 during the year ended December 31, 2020. NeuroRx made no payments to Pill Tracker in 2019.

The CEO’s other son, as a medical doctor, provides research services related to the development of the inhaled use form of aviptadil, under the supervision of the CEO, who is responsible for assuring that the services are provided on financial terms that are at market. NeuroRx paid this family member a total of $11,650 during the year ended December 31, 2020. NeuroRx made no payments to this family member in 2019.

Included in accounts payable were $149,067 and $92,744 due to the above related parties as of December 31, 2020 and 2019, respectively.

NeuroRx, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Subsequent Events

Issuance of Common Stock

Subsequent to December 31, 2020, the Company sold 43,018 shares of common stock for gross proceeds of $2,495,058, and 79,400 shares of common stock for gross proceeds of $5,716,800.

Issuance of Stock Option Awards

Subsequent to December 31, 2020, the Company granted 42,500 stock option awards. The stock options will vest three years from the date of grant.

Aviptadil Supply Agreement

On January 4, 2021 NeuroRx and Aerogen Limited (“Aerogen”) signed a supply agreement for the supply of certain products, including the Areogen Solo Nebulizer System and Aerogen Ultra, solely for the purposes of carrying out clinical trials relating to inhalation delivery of RLF-100 (aviptadil) for treatment of pulmonary insufficiency and respiratory distress in COVID-19 patients. Pill Tracker is an agent of NeuroRx per the supply agreement and the first purchase order for products amounted to $54,315.

NeuroRx, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2021	December 31, 2020
	(Unaudited)
ASSETS
Current assets:
Cash	$13,271,579	$1,858,513
Account receivable, net of allowance of $3,676,826 and $257,463 as of March 31, 2021 and December 31, 2020, respectively	—	831,390
Prepaid expenses and other current assets	290,090	240,352

Total current assets	13,561,669	2,930,255
Other assets	10,438	10,914

Total assets	$13,572,107	$2,941,169

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable (includes $190,102 and $149,067 due to related parties)	$4,382,711	$3,153,310
Accrued and other current liabilities	1,160,907	1,728,483
Accrued clinical site costs	956,833	1,547,432
Notes payable and accrued interest	171,134	248,861
Dividends payable	7,589	7,589
Accrued settlement expense	—	39,486,139

Total current liabilities	6,679,174	46,171,814
Notes payable and accrued interest	509,925	547,827

Total liabilities	$7,189,099	$46,719,641

Stockholders’ equity (deficit):
Convertible series A preferred stock, $0.001 par value, 1,000,000 shares authorized, issued and outstanding at March 31, 2021 and December 31, 2020, liquidation preference of $1,000,000 at March 31, 2021 and December 31, 2020	$1,000	$1,000
Convertible series B-1 preferred stock, $0.001 par value, 1,050,695 shares authorized, issued and outstanding at March 31, 2021 and December 31, 2020, liquidation preference of $7,964,268 at March 31, 2021 and December 31, 2020	1,050	1,050
Convertible series B-1A preferred stock, $0.001 par value, 316,848 shares authorized, issued and outstanding at March 31, 2021 and December 31, 2020, liquidation preference of $2,159,608 at March 31, 2021 and December 31, 2020	317	317
Convertible series B-2 preferred stock, $0.001 par value, 100,000 shares authorized; 4,167 shares issued and outstanding at March 31, 2021 and December 31, 2020, liquidation preference of $50,004 at March 31, 2021 and December 31, 2020	4	4
Common stock, $0.001 par value, 20,000,000 shares authorized; 11,806,580 and 11,227,676 shares issued and outstanding at March 31, 2021 and December 31, 2020, respectively	11,807	11,228
Additional paid-in capital	122,037,424	46,387,649
Accumulated deficit	(115,668,594)	(90,179,720)

Total stockholders’ equity (deficit)	6,383,008	(43,778,472)

Total liabilities and stockholders’ equity (deficit)	$13,572,107	$2,941,169

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NeuroRx, Inc.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

	Three months ended March 31,
	2021	2020
Operating expenses:
Research and development	$2,908,705	$604,334
General and administrative	2,101,402	615,653
Settlement expense	21,365,641	—
Reimbursement of expenses from Relief Therapeutics	(771,245)	—

Total operating expenses	25,604,503	1,219,987

Loss from operations	(25,604,503)	(1,219,987)

Other (income) expenses:
Gain on extinguishment of debt	(120,810)	—
Interest expense	5,181	36,268
Change in fair value of embedded put	—	27,160
Loss on conversion of convertible notes payable	—	306,641

Total other (income) expenses	(115,629)	370,069

Loss before tax	(25,488,874)	(1,590,056)

Tax expense	—	—

Net loss	$(25,488,874)	$(1,590,056)

Net loss per share
Basic and Diluted	$(2.26)	$(0.15)

Weighted average common shares outstanding
Basic and Diluted	11,284,247	10,689,811

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NeuroRx, Inc.

CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

	Three months ended March 31, 2021 and 2020
	Series A Convertible Preferred Stock		Series B-1A Convertible Preferred Stock		Series B-1 Convertible Preferred Stock		Series B-2 Convertible Preferred Stock		Common Stock		Additional Paid-in- Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance - December 31, 2019	1,000,000	$1,000	316,848	$317	1,050,695	$1,050	—	$—	10,686,191	$10,686	$33,538,813	$(38,402,816)	$(4,850,950)
Common stock issued	—	—	—	—	—	—	—	—	16,090	16	176,974	—	176,990
Series B-2 convertible preferred stock issued	—	—	—	—	—	—	4,167	4	—	—	50,000	—	50,004
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	88,803	—	88,803
Net loss	—	—	—	—	—	—	—	—	—	—	—	(1,590,056)	(1,590,056)

Balance - March 31, 2020	1,000,000	$1,000	316,848	$317	1,050,695	$1,050	4,167	$4	10,702,281	$10,702	$33,854,590	$(39,992,872)	$(6,125,209)

Balance - December 31, 2020	1,000,000	$1,000	316,848	$317	1,050,695	$1,050	4,167	$4	11,227,676	$11,228	$46,387,649	$(90,179,720)	$(43,778,472)
Common stock issued	—	—	—	—	—	—	—	—	105,418	105	6,926,753	—	6,926,858
Issuance of common stock for exercise of warrant	—	—	—	—	—	—	—	—	473,486	474	7,499,544	—	7,500,018
Reclassification of settlement liability upon issuance of warrant	—	—	—	—	—	—	—	—	—	—	60,851,780	—	60,851,780
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	371,698	—	371,698
Net loss	—	—	—	—	—	—	—	—	—	—	—	(25,488,874)	(25,488,874)

Balance - March 31, 2021	1,000,000	$1,000	316,848	$317	1,050,695	$1,050	4,167	$4	11,806,580	$11,807	$122,037,424	$(115,668,594)	$6,383,008

The accompanying notes are an integral part of these unaudited consolidated financial statements.

NeuroRx, Inc.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

	Three months ended March 31,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(25,488,874)	$(1,590,056)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	476	—
Stock-based compensation	371,698	88,803
Gain on extinguishment of debt	(120,810)	—
Change in fair value of embedded put	—	27,160
Amortization of debt discount	—	16,454
Non-cash interest expense	5,181	24,460
Non-cash settlement expense	21,365,641	—
Loss on conversion of notes payable	—	306,641
Changes in operating assets and liabilities:
Accounts receivable	831,390	—
Prepaid expenses and other assets	(49,738)	—
Accounts payable	1,229,401	298,528
Accrued expenses and other liabilities	(1,158,175)	(4,647)

Net cash used in operating activities	(3,013,810)	(832,657)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of series B-2 Preferred stock	—	50,004
Proceeds from issuance of common stock, net of transaction costs	14,426,876	176,990

Net cash provided by financing activities	14,426,876	226,994

Net increase in cash	11,413,066	(605,663)
Cash at beginning of year	1,858,513	877,421

Cash at end of year	$13,271,579	$271,758

Supplemental disclosure of cash flow information:
Non-cash investing and financing activities
Issuance of common stock for exercise of warrant	$7,500,018	$—
Reclassification of settlement liability upon issuance of warrant	$60,851,780	$—
Extinguishment of Paycheck Protection Program Loan	$120,810	$—

The accompanying notes are an integral part of these consolidated financial statements.

NeuroRx, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

The Business

NeuroRx, Inc. (the “Company” or “NeuroRx”) was formed on May 20, 2015 and is incorporated in the State of Delaware. The Company established a wholly owned subsidiary, NeuroRx 2015 LTD (Israel), in December 2015, for the purpose of managing the continued development of a subset of the Company’s technology.

The Company is a clinical stage pharmaceutical research and development company primarily engaged in the development of a drug regimen to treat patients with depression and suicidal ideation or behavior.

2. Liquidity

As of March 31, 2021, the Company had $13,271,579 in cash. Since inception the Company has experienced net losses and negative cash flows from operations each fiscal year. The Company has no revenues and expects to continue to incur operating losses for the foreseeable future, and may never become profitable. The Company is dependent on its ability to continue to raise equity and/or debt financing to continue operations, and the attainment of profitable operations. The Company has a collaboration agreement with Relief Therapeutics Holdings (“Relief”), which provided for funding by Relief of certain research and development expenses related to the U.S. development of ZYESAMI and the portion of corporate overhead attributable to that program. The proceeds received amounted to $771,245 for the three months ended March 31, 2021. On March 28, 2021, the Company received $7,500,018 from the exercise of a warrant for the purchase of 473,486 shares. Subsequent to December 31, 2020, Relief has declined to reimburse the Company for any additional expenses related to the IV clinical trials for the ZYESAMI. The IV clinical trails for the ZYESAMI were completed on February 24, 2021. Subsequent to March 31, 2021, the Company sold 19,736 shares of common stock for gross proceeds of $1,421,024. Accordingly, the Company believes that it currently has sufficient funds to support operations through the next twelve months from the date the condensed consolidated financial statements are issued. The Company cannot make any assurances that additional financings will be available to it and, if available, on acceptable terms or at all. This could negatively impact the Company’s business and operations and could also lead to the reduction of the Company’s operations.

COVID-19 Outbreak

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 Outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 Outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 Outbreak continues to evolve as of the date of this report. As such, the Company cannot estimate the full magnitude that the pandemic will have on the Company’s business. If the COVID-19 Outbreak continues, it may have a material adverse effect on the Company’s financial condition, liquidity, and future results of operations for the year ending December 31, 2021 and beyond. Management is actively monitoring the impact of the global pandemic on its financial condition, liquidity, operations, industry, and workforce. Given the daily evolution of the COVID-19 Outbreak and the global responses to curb its spread, the Company is not able to estimate the effects of the COVID-19 Outbreak on its results of operations, financial condition, or liquidity for the year ending December 31, 2021 and beyond.

NeuroRx, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited interim condensed financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) as determined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the unaudited interim condensed financial statements reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the balances and results for the periods presented. The results of operations for any interim periods are not necessarily indicative of the results that may be expected for the entire fiscal year or any other interim period.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in its financial statements and the reported amounts of expenses during the reporting period. The most significant estimates in the Company’s financial statements relate to the valuation of common and preferred stock, stock options, warrants, and the valuation allowance of deferred tax assets resulting from net operating losses. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially and adversely from these estimates. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations will be affected.

Certain Risks and Uncertainties

The Company’s activities are subject to significant risks and uncertainties including the risk of failure to secure additional funding to properly execute the Company’s business plan. The Company is subject to risks that are common to companies in the pharmaceutical industry, including, but not limited to, development by the Company or its competitors of new technological innovations, dependence on key personnel, reliance on third party manufacturers, protection of proprietary technology, and compliance with regulatory requirements.

Fair Value of Financial Instruments

ASC 820, Fair Value Measurements, provides guidance on the development and disclosure of fair value measurements. Under this accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The accounting guidance classifies fair value measurements in one of the following three categories for disclosure purposes:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 prices for similar assets or liabilities that are directly or indirectly observable in the marketplace.

NeuroRx, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Level 3: Unobservable inputs which are supported by little or no market activity and values determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

Fair value measurements discussed herein are based upon certain market assumptions and pertinent information available to management as of and during the three months ended March 31, 2021 and the year ended December 31, 2020. The carrying amount of accounts payable approximated fair value as they are short term in nature. The fair value of warrants issued for settlement and services are estimated based on the Black-Scholes model during the three months ended March 31, 2021 and the year ended December 31, 2020. The carrying value of notes payable approximated the estimated fair values due to their recent issuances. The estimated fair value of the warrants and embedded put, represent Level 3 measurements.

Accounts Receivable

Accounts receivable consist of balances due from collaborative partners. In determining collectability, historical trends are evaluated, and specific partner issues are reviewed on a periodic basis to arrive at appropriate allowances. As of March 31, 2021, the Company has recorded an allowance for doubtful accounts of $3,676,826 as the Company does not expect to collect on amounts due to the Company owed from Relief.

Concentration of Credit Risk and Off-Balance Sheet Risk

Cash is the only financial instrument that is potentially subject to concentrations of credit risk. The Company’s cash is deposited in accounts at large financial institutions, and amounts may exceed federally insured limits. The Company believes it is not exposed to significant credit risk due to the financial strength of the depository institutions in which the cash is held. The Company has no financial instruments with off-balance sheet risk of loss.

Research and Development Costs

The Company’s research and development expenses consist primarily of costs associated with the Company’s clinical trials, salaries, payroll taxes, employee benefits, and stock-based compensation charges for those individuals involved in ongoing research and development efforts. Research and development costs are expensed as incurred. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received.

Stock-Based Compensation

The Company expenses stock-based compensation to employees and non-employees over the requisite service period based on the estimated grant-date fair value of the awards. The Company accounts for forfeitures as they occur. Stock-based awards with graded-vesting schedules are recognized on a straight-line basis over the requisite service period for each separately vesting portion of the award. The Company estimates the fair value of stock option grants using the Black-Scholes option pricing model, and the assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. All stock-based compensation costs are recorded in general and administrative or research and development costs in the consolidated statements of operations based upon the underlying individual’s role at the Company.

NeuroRx, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

Income taxes are recorded in accordance with ASC 740, Income Taxes (“ASC 740”), which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company recognizes any interest and penalties accrued related to unrecognized tax benefits as income tax expense.

Loss Per Share

Basic loss per share of common stock is computed by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted loss per share excludes, when applicable, the potential impact of stock options, common stock warrant shares, and convertible preferred stock because their effect would be anti-dilutive due to our net loss. Since the Company had a net loss in each of the periods presented, basic and diluted net loss per common share are the same.

The following outstanding shares of common stock equivalents were excluded from the computation of the diluted net loss per share attributable to common stock for the periods presented because their effect would have been anti-dilutive.

	Three Months Ended March 31
	2021	2020
Convertible preferred stock as if converted	2,371,710	2,371,710
Stock options	489,255	220,255
Common stock warrants	1,200,307	57,474

Recent Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes: Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. This guidance also clarifies and simplifies other areas of ASC 740. This ASU will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company does not expect this guidance to have a significant impact on its financial statements.

NeuroRx, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following at the dates indicated:

	March 31, 2021	December 31, 2020
	(Unaudited)
Accrued and other current liabilities:
Accrued research and development expenses	$568,155	$586,426
Accrued employee expenses	530,500	530,500
Professional services	45,705	606,553
Other accrued liabilities	16,547	5,004

Total accrued and other current liabilities	$1,160,907	$1,728,483

5. Convertible Notes Payable

On February 12, 2020, a Qualified Financing Event (as defined below) occurred when the Company received cumulative investment proceeds in excess of $10,000,000 from the sale and issuance of common shares. The fair value of the Company’s common shares were $11.00 per share. The 2017 Notes (as defined below) and the 2018 Notes (as defined below) in the aggregate principal amount of $2,800,000 were converted into 318,183 common shares (at the discounted price of $8.80 per share), and the related unpaid and accrued interest totaling $369,660 were also converted into 42,006 common shares of the Company (at the discounted price of $8.80 per share). Additionally, the Company recognized a loss on extinguishment for the difference between the carrying value of the convertible notes, unamortized debt discount, and the value of the embedded put option and the fair value of the common shares of $306,641 during the three months ended March 31, 2020. The Company issued the shares of common stock pursuant to this conversion on September 23, 2020.

2017 Convertible Notes Payable

On November 16, 2017 and November 19, 2017, the Company issued convertible notes (“2017 Notes”), as amended for aggregate gross proceeds of $2,500,000. The 2017 Notes accrued interest at a rate of 6% per annum and principal and interest were due and payable four years from the date of issuance. Upon either a sale of the Company’s assets or all of its capital stock, or a change of control, the principal balance would double and be repaid. Upon closing of either a sale of the Company’s shares for at least $10,000,000 or a public offering of the Company’s securities (“Qualified Financing Event”), the outstanding principal balance will be converted into the number of such securities sold at a conversion price equal to 80% of the securities negotiated share price.

2018 Convertible Notes Payable

On January 5, 2018 and April 25, 2018, the Company issued convertible notes (“2018 Notes”), as amended for aggregate gross proceeds of $300,000. The 2018 Notes accrued interest at a rate of 6% per annum and were due and payable four years from the date of issuance. Upon either a sale of the Company’s assets or all of its capital stock, or a change of control, the principal balance would double and be repaid. Upon closing of either a sale of the Company’s shares for at least $10,000,000 or a public offering of the Company’s securities (“Qualified Financing Event”), the outstanding principal balance will be converted into the number of such securities sold at a conversion price equal to 80% of the securities negotiated share price. The January 5, 2018 note for $100,000 was not amended and interest was unpaid, as such, that note and related accrued interest were classified as current liabilities. The April 25, 2018 note for $200,000 was amended similar to the 2017 Notes to accrue interest and to be paid at maturity with the principal.

NeuroRx, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The proceeds received upon issuing the 2017 Notes and 2018 Notes were first allocated to the fair value of the embedded put with the remainder to the debt host instrument. The Company recognized a loss of $0 and $27,160 during the three months ended March 31, 2021 and 2020, respectively, due to the estimated increase in fair value of the embedded put.

The discount is amortized to interest expense over the term of the debt. The Company amortized debt discount of $0 and $16,454 to interest expense during the three months ended March 31, 2021 and 2020, respectively. The Company paid no interest during the three months ended March 31, 2021 and 2020.

6. Notes Payable

	March 31, 2021	December 31, 2020
	(Unaudited)
Note Payable — Related Party	$154,190	$154,190
Relief Therapeutics Loan	500,000	500,000
Paycheck Protection Program Loan	—	119,842

Carrying value of notes payable	654,190	774,032

Accrued interest	26,869	22,656

Note payable	$681,059	$796,688

	March 31, 2021	December 31, 2020
	(Unaudited)
Notes payable:
Notes payable and accrued interest, current	$171,134	$248,861
Notes payable and accrued interest, non-current	509,925	547,827

Total notes payable and accrued interest	$681,059	$796,688

Note Payable — Related Party

On July 1, 2019, the Company converted certain accounts payable into a loan (the “Note Payable — Related Party”) with a related party in the amount of $154,190. The loan, in the form of a promissory note, matures on July 1, 2020. The principal amount of the loan and any accrued but unpaid interest shall be due and payable beginning July 1, 2019. All payments shall be applied first to accrued but unpaid interest, and then to outstanding principal. If not sooner paid, the entire remaining indebtedness (including accrued interest) shall be due and payable on July 1, 2020. The loan bears interest, compounded daily, at 6% annual interest. The loan continues to accrue interest as it was not paid off upon maturity.

Relief Therapeutics Loan

On April 6, 2020, the Company entered into a loan agreement with Relief Therapeutics (the “Relief Therapeutics Loan”) in the amount of $500,000. The loan matures on April 6, 2022 and bears interest at 2% per annum payable in arrears.

NeuroRx, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Paycheck Protection Program Loan

On April 28, 2020, the Company received $119,842 in loan funding from the Paycheck Protection Program (the “PPP Loan”), established pursuant to the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and administered by the U.S. Small Business Administration (“SBA”). The unsecured PPP Loan accrues interest on the outstanding principal at the rate of 1% per annum, and there is a six month deferment period until equal installment payments of $6,744 of principal and interest are due. The term of the PPP Loan is two years. To the extent the loan amount is not forgiven under the PPP, the Company is obligated to make equal monthly payments of principal and interest, beginning seven months from the date of the Note, until the maturity date. The Loan amount may be eligible for forgiveness pursuant to (1) at least 75% of the loan proceeds are used to cover payroll costs and the remainder is used for mortgage interest, rent and utility costs over the eight week period after the loan is made, and (2) the number of employees and compensation levels are generally maintained. Forgiveness of the loan is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on future adherence to the forgiveness criteria. The Company used the entire PPP Loan for qualifying payroll expenses, and filed for loan forgiveness on December 30, 2020.

The Company received full forgiveness of all outstanding principal and accrued and unpaid interest on the PPP Loan as of February 11, 2021. The forgiveness of the PPP Loan qualified for debt extinguishment in accordance with ASC 470-50, Debt Modifications and Extinguishments, and as a result, the outstanding principal and accrued and unpaid interest was written off in the amount of $119,842 and $969, respectively, and the Company recorded a gain on extinguishment totaling $120,810 for the three months ended March 31, 2021.

7. Commitments and Contingencies

Operating Lease

The Company leases office space on a month-to-month basis. The rent expense for the three months ended March 31, 2021 and 2020 was $6,617 and $8,815, respectively.

Sponsored Research Agreement with National Jewish Health

On February 8 2021, the Company entered into a Sponsored Research Agreement (“Research Agreement”) with National Jewish Health (“NJ Health”), a Colorado not-for-profit institution. Under the terms of the Research Agreement, NeuroRx agreed to sponsor a research study at NJ Health relating to the impact of NeuroRx’s Aviptadil on propagation of SARS-CoV-2 in alveolar type II cells in vitro (the “Study”). In return for performance of the Study under the Research Agreement, NeuroRx has committed to pay NJ Health approximately $360,450. During three months ended March 31, 2021, NeuroRx paid NJ Health $126,157 of the total committed amount.

Aviptadil Manufacturing, Production, Supply and Distribution Agreements

On August 25, 2020, NeuroRx and Nephron Pharmaceuticals Corporation (“Nephron”) signed an agreement for the manufacturing of finished pharmaceutical product of Aviptadil intravenous formulation and the development of an inhaled (nebulizer) formulation of Aviptadil. Nephron will serve as the exclusive and primary supplier of the product for both clinical and commercial purposes, supplying 100% of the Company’s annual requirements. The Company has agreed to purchase products from Nephron for a fixed price.

On September 29, 2020, NeuroRx and Cardinal Health signed an exclusive distribution agreement, as well as a 3rd party logistics agreement on October 1, 2020. Cardinal Health will manage warehousing, distribution, invoicing for the potential sale of Aviptadil in the United States and Puerto Rico.

NeuroRx, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On October 9, 2020, NeuroRx signed an agreement with Polypeptide for the supply of GMP grade Active Pharmaceutical Ingredient (API) Aviptadil (VIP). This gives NeuroRx a second source of procuring API. The Company has agreed to purchase a total of $1,010,000 worth of product and services over the contract.

On January 4, 2021 NeuroRx and Aerogen Limited (“Aerogen”) signed a supply agreement for the supply of certain products, including the Areogen Solo Nebulizer System and Aerogen Ultra, solely for the purposes of carrying out clinical trials relating to inhalation delivery of Aviptadil for treatment of pulmonary insufficiency and respiratory distress in COVID-19 patients. Pill Tracker is an agent of NeuroRx per the supply agreement and the first purchase order for products amounted to $54,315.

Relief Therapeutics Collaboration Agreement

On September 18, 2020, the Company entered into a collaboration agreement with Relief for the clinical development and if approved the sale of Aviptadil. The collaboration provides for funding by Relief of certain clinical trials. If such candidate is approved by the FDA, the Company shall receive 50% of net product profits from the product sales in the NeuroRx territory, which includes the United States, Canada, and Israel; 15% of net product profits from the product sales in the Relief Therapeutics territory, which includes the European Union, Switzerland, Iceland, Norway, the UK, the Channel Islands, Liechtenstein, Monaco, Andorra, Malta, San Marino, and Vatican City; and 20% of net product profits from the product sales in all other countries. During 2021, the Company invoiced Relief $4,190,608 for reimbursable expenses and received $770,444 in payments from Relief for these reimbursable expenses. The Company recorded an allowance for doubtful accounts of $3,676,826 as of March 31, 2021, due to the fact that the Company does not expect to receive payment for the remaining invoices, thus fully reserving for the accounts receivable balance. As of May 14, 2021, Relief has reimbursed NeuroRx $10,904,065 for expenses, but has subsequently declined to pay approximately $4 million in invoiced costs associated with conduct of the IV clinical trial, reformulation, and manufacture of ZYESAMI. Relief has additionally declined to fund the costs of the inhaled trial. NeuroRx has advised Relief that NeuroRx is funding those costs with other capital.

Share Subscription Facility Agreement — GEM

The Company previously entered into a share subscription facility agreement (“GEM Agreement”) with GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (collectively, referred to as “GEM”) with a three-year term. Subject to the successful listing of the shares of NeuroRx on an Exchange (any nationally recognized stock exchange or exchange platform in the world on which the Company will list its shares), GEM grants the Company an option to require GEM to subscribe for shares from the Company for up to an aggregate value of approximately $95.6 million. The agreement also included certain provisions which would not meet the U.S. requirements to issue registered shares. If NeuroRx was listed or completes a private transaction which results in a change of control of the Company, the Company would issue GEM a warrant and pay a commitment fee of $1.9 million. Absent a listing of NeuroRx shares or a private transaction with a change of control during the three-year term, the Company would have no obligations under the agreement. A reverse merger would not result in a listing of NeuroRx shares or a change in control.

In November 2020, GEM introduced the Company to Big Rock. To resolve uncertainties around the application of the GEM Agreement, the Company and GEM agreed in March 2021 to issue a warrant to GEM and for the parties to use their good faith efforts to amend the GEM Agreement to meet U.S. requirements to issue registered shares. The warrant is not conditional upon any further events or completion of the merger.

NeuroRx, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The warrant was issued March 28, 2021, for 1,053,738 shares of NeuroRx common stock at an exercise price of $15.84 per share (the “GEM Warrant”) and the parties agreed that GEM would immediately partially exercise the warrant for the purchase of 473,486 shares (“Initial Exercised Shares”) for $7,500,018. The GEM Warrant will be valid for a period of three years from the date the Company’s stock is listed for trading on a national securities exchange or consummation of a reverse merger transaction.

This contingent liability at December 31, 2020, represented an obligation that resulted in the issuance of certain equity at a discounted per share price. As the amount was deemed probable and estimable by the Company at December 31, 2020, the Company recorded a liability of $39,486,139 to reflect the fair value of the GEM Warrant. On March 28, 2021, the Company recorded additional settlement liability of $21,365,641 to reflect the change in the fair value of the Company’s common stock. On March 28, 2021, the Company reclassed the settlement liability to equity upon the issuance of the GEM Warrant.

The Company was required to register the Initial Exercised Shares on (a) the same registration statement on Form S-4 (or such other registration statement, if changed) in connection with the Big Rock merger, or (b) such other registration statement in connection with any other transaction which results in a public listing of the Company. In addition, no later than 90 days following the consummation of the Big Rock merger, the Company is required to file with the SEC a registration statement to register under the Securities Act the resale by GEM of all shares issuable under the GEM Warrant other than the Initial Exercised Shares. The GEM Warrant also includes “piggyback” registration rights.

Merger with Big Rock Partners Acquisition Corp.

On December 13 2020, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) with Big Rock. Under the terms of the transaction, Big Rock will issue to NeuroRx’s current equity holders an aggregate of 50 million shares (“Per Share Merger Consideration”) of Big Rock common stock for their interests in NeuroRx.

Subject to certain conditions, an aggregate of 25 million additional shares of Big Rock common stock (“Earnout Shares”) will be issued to NeuroRx pre-merger equity holders if, prior to December 31, 2022, (1) the Company’s COVID-19 drug receives emergency use authorization by the FDA and (2) the FDA accepts the Company’s filing of its application to approve the Company’s COVID-19 drug. In addition, subject to certain conditions, $100 million (“Earnout Cash”) may be payable to NeuroRx pre-merger equity holders if, prior to December 31, 2022, either (1) FDA approval of the Company’s COVID-19 Drug is obtained and the Company’s COVID-19 Drug is listed in the FDA’s “Orange Book” and (2) FDA approval of the Company’s Antidepressant Drug Regimen is obtained and the Company’s Antidepressant Drug Regimen is listed in the FDA’s “Orange Book”.

The Boards of Directors of both NeuroRx and Big Rock have unanimously approved the proposed transaction. Completion of the transaction is subject to approval by stockholders of NeuroRx and Big Rock and other customary closing conditions.

8. Equity

Common Stock

The Company sold 105,418 and 16,090 shares of common stock during three months ended March 31, 2021 and 2020, respectively and received gross proceeds of $6,926,858 and $176,990, respectively.

NeuroRx, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Preferred Stock

Series A, B-1, and B-1A Preferred Stock

The Company has authorized and issued 1,000,000 shares of Series A convertible preferred stock, 1,050,695 shares of Series B-1 convertible preferred stock, and 316,848 shares of Series B-1A convertible preferred stock, par value of $0.001 per share, convertible into one share of Common Stock for each preferred share (collectively, the “Preferred Stock”) at any time, at the option of the holder. The Preferred Stock are not redeemable and the related stockholders are entitled to a subordinated liquidation preference should the Company liquidate or wind up operations. The preferences also include voting rights on an as-converted basis, ride-along rights, and an anti-dilution provision. The liquidation preference is $1.00 per share for the Series A convertible preferred stock, $7.58 per share for the Series B-1 convertible preferred stock, and $6.82 per share for the Series B-1A convertible preferred stock, plus any declared but unpaid dividends. Upon an initial public offering or merger under certain conditions the Preferred Stock will automatically convert into common stock.

Series B-2 Preferred Stock

In 2020, the Company authorized the issuance of 100,000 shares of Series B-2 Convertible Preferred Stock, par value of $0.001 per share, convertible into one share of Common Stock for each share of Series B-2 Convertible Preferred Stock held. In March 2020, 4,167 Series B-2 stock were issued. The Series B-2 Preferred stock are not redeemable and the related stockholders are entitled to a subordinated liquidation preference should the Company liquidate or wind up operations. The preferences also include voting rights on an as-converted basis, ride-along rights, and an anti-dilution provision. The liquidation preference is $12.00 per share plus any declared but unpaid dividends. The B-2 Convertible Preferred shares can be converted into one share of Common Stock (subject to adjustments for stock splits, recapitalization) at any time, at the option of the holder. Upon an initial public offering or merger under certain conditions the Series B-2 Preferred Stock will automatically convert into common stock.

Common Stock Warrants

On March 28, 2021, the Company issued 1,053,738 fully vested common stock warrants, exercisable at a per share price of $15.84 until they expire on March 27, 2024 to GEM (See Note 7). The fair value on the date of issuance was $60,851,779. Upon issuance, 473,486 warrants were immediately exercised generating gross proceeds of $7,500,018.

The following table provides the activity in warrants for the respective periods.

	Total Warrants	Weighted Average Remaining Term	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding as of December 31, 2020	620,055	11.08	$14.61	$22,127,594
Issued	1,053,738	3.00	15.84	59,177,926
Exercised	(473,486)		(15.84)	(26,590,974)

Outstanding as of March 31, 2021	1,200,306	6.80	$15.21	$54,714,546

NeuroRx, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The grant date fair value of common stock warrants is determined using the Black Scholes option-pricing model. The Company is a private company and estimates its expected stock volatility based on historical volatility of publicly traded peer companies. The estimated fair value of the Company’s common stock is based on sales to third parties. The following assumptions were used during the following periods:

	March 31, 2021	December 31, 2020
Strike price	$15.84	$15.25
Volatility rate	80.0%	80.0%
Risk-free rate	0.31%	0.19%-0.28%
Expected term	3.00	3.00-5.00
Dividend yield	—	—

9. Stock-Based Compensation

The Company’s 2016 Omnibus Incentive Plan (the “Plan”) permits the granting of incentive stock options, restricted stock awards, other stock-based award or other cash-based awards. The maximum aggregate shares of common stock that may be subject to awards and issued under the Plan is 700,000. At March 31, 2021, 489,255 shares have been awarded and 210,745 shares remain available for issuance under the Plan.

Option Awards

The fair value of each employee and non-employee stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies. Due to the lack of historical exercise history, the expected term of the Company’s stock options for employees has been determined utilizing the “simplified” method for awards. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve. Expected dividend yield is zero based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. Additionally, certain options granted contain terms that require all unvested options to immediately vest a) upon the approval of a New Drug Application (NDA) by the US Food and Drug Administration for NRX-101, or b) immediately preceding a change in control of the Company, whichever occurs first.

The fair value of the Company’s common stock, which equaled the exercise price of stock options granted during the three months ended March 31, 2021 and 2020, respectively, was determined based on sales of the Company’s shares at arm’s length to unrelated third parties.

The grant date fair value of employee and non-employee stock option awards is determined using the Black Scholes option-pricing model. The following assumptions were used during the following periods:

	March 31, 2021	December 31, 2020
Exercise price	$58.00	$11.00-$15.25
Risk-free rate of interest	0.20%-0.34%	0.30%-0.49%
Expected term (years)	6.0	5.5-6.5
Expected stock price volatility	80%	80%
Dividend yield	—	—

NeuroRx, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the Company’s employee and non-employee stock option activity under the Plan for the following periods:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Outstanding as of December 31, 2020	486,755	$10.79	8.8	$19,571,655
Granted	42,500	58.00	9.8	595,000
Forfeited	(40,000)	—	—	—

Outstanding as of March 31, 2021	489,255	$14.58	8.7	$30,388,510

Options vested and exercisable as of March 31, 2021	376,493	$6.21	4.0	$24,771,202

The aggregate intrinsic value in the above table is calculated as the difference between fair value of the Company’s common stock price and the exercise price of the stock options. The weighted average grant date fair value per share for employee stock and non-employee option grants during the three months ended March 31, 2021 was $41.97 and there were no employee stock or non-employee options granted during the three months ended March 31, 2020. At March 31, 2021, the total unrecognized compensation related to unvested employee and non-employee stock option awards granted was $3,188,792, which the Company expects to recognize over a weighted-average period of approximately 1.84 years.

Stock-based compensation expense related to stock options, in aggregate, has been reported in general and administrative expense in the amount of $344,034 and $66,588 and research and development expense in the amount of $27,664 and $22,215 in the Company’s statements of operations for the three months ended March 31, 2021 and 2020, respectively.

10. Income Taxes

The Company recorded no provision or benefit for income tax expense for the three months ended March 31, 2021.

For all periods presented, the pretax losses incurred by the Company received no corresponding tax benefit because the Company concluded that it is more likely than not that the Company will be unable to realize the value of any resulting deferred tax assets. The Company will continue to assess its position in future periods to determine if it is appropriate to reduce a portion of its valuation allowance in the future.

On March 27, 2020, Congress enacted the CARES Act to provide certain relief as a result of the COVID-19 pandemic. The CARES Act, among other things, includes provisions relating to net operating loss carryback periods, alternative minimum tax credit refunds, and modification to the net interest deduction limitations. The CARES Act did not have a material impact on the Company’s consolidated financial statements for the three months ended March 31, 2021. The Company continues to monitor any effects on its financial statements that may result from the CARES Act.

The Company has no open tax audits with any taxing authority as of March 31, 2021.

11. Related Party Transactions

The Company licenses patents that are owned by Glytech, LLC, pursuant to a license agreement (the Glytech Agreement). Glytech, LLC is owned by a co-founder and Director of the Company, and therefore, a related party.

NeuroRx, Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Glytech agreement requires that the Company pay Glytech for ongoing scientific support and also reimburse Glytech for expenses of obtaining and maintaining patents that are licensed to NeuroRx. During the three months ended March 31, 2021 and 2020 the Company paid a co-founder $0 and $82,569, respectively, for continuing technology support services and reimbursed expenses. These support services are ongoing.

The Fourth Amendment to the Glytech Agreement, effective as of December 31, 2020, includes an equity value-triggered transfer of Excluded Technology from Glytech to NeuroRx. The Excluded Technology is defined in the Glytech Agreement as any technology, and any know-how related thereto, covered in the licensed patents that do not recite either D-cycloserine or lurasidone individually or jointly. This definition would cover pharmaceutical formulations, including some that NeuroRx considers “pipeline” or “future product” opportunities, that contain a combination of pharmaceutical components different from those contained in NRX-100 and NRX-101. The Excluded Technology will transfer to the Company for no additional consideration if the value of NeuroRx equity held by Glytech exceeds $50,000,000 at any time prior to August 6, 2022. After August 6, 2022, the additional IP will transfer to the Company at no cost.

The CEO of the Company is a major shareholder in the Company. Therefore, his services are deemed to be a related party transaction. He serves the company on a full-time basis and has an employment agreement with the Company and received compensation of $148,750 and $68,750 during the three months ended March 31, 2021 and 2020, respectively. The services are ongoing.

The CEO’s son provides services related to website, IT, and marketing support under the supervision of the Company’s Chief Commercial Officer, who is responsible for assuring that the services are provided on financial terms that are at market. NeuroRx paid this family member a total of $18,640 and $22,165 during the three months ended March 31, 2021 and 2020, respectively.

In addition, NeuroRx pays Pill Tracker 2015 Ltd. (“Pill Tracker”) for services relating to the development of the inhaled use form of aviptadil. The CEO’s son and our CEO are the chief executive officer and the board chairman, respectively, of Pill Tracker. NeuroRx paid Pill Tracker $140,821 and $0 during the three months ended March 31, 2021 and 2020.

The CEO’s other son, as a medical doctor, provides research services related to the development of the inhaled use form of aviptadil, under the supervision of the CEO, who is responsible for assuring that the services are provided on financial terms that are at market. NeuroRx paid this family member a total of $1,495 and $0 during the three months ended March 31, 2021 and 2020.

Included in accounts payable were $348,942 and $149,067 due to the above related parties as of March 31, 2021 and December 31, 2020, respectively.

12. Subsequent Events

Issuance of Common Stock

Subsequent to March 31, 2021, the Company sold 19,736 shares of common stock for net proceeds of $1,421,024, and 1,000 shares of common stock for net proceeds of $15,250.

Issuance of Stock Option Awards

Subsequent to March 31, 2021, the Company granted 3,500 stock option awards. The stock options will vest three years from the date of grant.

ANNEX A

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

BIG ROCK PARTNERS ACQUISITION CORP.,

NEURORX, INC., and

BIG ROCK MERGER CORP.

DATED AS OF DECEMBER 13, 2020

Article I THE MERGER		A-2
1.1	The Merger	A-2
1.2	Governing Documents	A-2
1.3	Effect on Securities	A-2
1.4	Exchange Procedures.	A-5
1.5	The Closing	A-6
1.6	Deliveries at Closing	A-6
1.7	Lock-Up Agreement	A-6
1.8	Earnout	A-6
1.9	Sponsor Agreement	A-7
1.10	Amendment to Stock Escrow Agreement	A-8
1.11	Amendment to BCMA	A-8
1.12	Amendment to BRPA Loan Agreements	A-8
1.13	Registration Rights Agreement	A-8
1.14	Taking of Necessary Action; Further Action	A-8
1.15	Tax Consequences	A-8
1.16	Payment of Expenses	A-9
1.17	Dissenting Shares	A-9
Article II REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-9
2.1	Organization and Qualification	A-10
2.2	Subsidiaries	A-10
2.3	Capitalization	A-10
2.4	Authority Relative to this Agreement	A-11
2.5	No Conflict; Required Filings and Consents	A-12
2.6	Compliance	A-12
2.7	Permits	A-13
2.8	Financial Matters	A-13
2.9	Absence of Certain Developments	A-14
2.10	Condition and Sufficiency of Assets	A-14
2.11	Litigation	A-14
2.12	Employee Benefit Plans	A-14
2.13	Labor Matters	A-15
2.14	Restrictions on Business Activities	A-16
2.15	Title to Property	A-16
2.16	Taxes	A-17
2.17	Environmental Matters	A-17
2.18	Brokers	A-18
2.19	Intellectual Property	A-18
2.20	Product Warranties; Product Liability	A-20
2.21	Agreements, Contracts and Commitments	A-21
2.22	Insurance	A-22
2.23	Interested Party Transactions	A-22
2.24	Registration Statement	A-23
2.25	Certain Business Practices	A-23
2.26	FDA and EMEA Approval	A-24
2.27	Health Care Regulatory Compliance	A-25
2.28	Board Approval	A-26
2.29	Company Stockholder Approval	A-26
2.30	No Additional Representations and Warranties; No Reliance	A-26
Article III REPRESENTATIONS AND WARRANTIES OF BRPA AND MERGER SUB		A-26

A-i

3.1	Organization and Qualification	A-27
3.2	Subsidiaries	A-27
3.3	Capitalization	A-27
3.4	Authority Relative to this Agreement	A-28
3.5	No Conflict; Required Filings and Consents	A-29
3.6	Compliance	A-29
3.7	BRPA SEC Reports and Financial Statements	A-30
3.8	No Undisclosed Liabilities	A-31
3.9	Absence of Certain Developments	A-31
3.10	Litigation	A-31
3.11	Employee Benefit Plans	A-31
3.12	Labor Matters	A-31
3.13	Business Activities	A-31
3.14	Title to Property	A-31
3.15	Intellectual Property	A-32
3.16	Taxes	A-32
3.17	Brokers	A-32
3.18	Agreements, Contracts and Commitments	A-32
3.19	Insurance	A-33
3.20	Interested Party Transactions	A-33
3.21	BRPA Listing	A-33
3.22	Trust Fund	A-33
3.23	Registration Statement	A-33
3.24	No Additional Representations and Warranties; No Reliance	A-34
Article IV CONDUCT PRIOR TO CLOSING		A-34
4.1	Conduct of Business by the Company	A-34
4.2	Conduct of Business by BRPA and Merger Sub	A-37
4.3	Confidentiality; Access to Information	A-38
4.4	Exclusivity	A-39
4.5	Reasonable Best Efforts	A-41
Article V ADDITIONAL AGREEMENTS		A-41
5.1	Registration Statement; BRPA Special Meeting	A-41
5.2	Directors and Officers of BRPA After Transactions	A-43
5.3	HSR Act	A-43
5.4	Public Announcements	A-44
5.5	Required Information	A-44
5.6	No Securities Transactions	A-45
5.7	No Claim Against Trust Fund	A-45
5.8	Disclosure of Certain Matters	A-45
5.9	Securities Listing	A-45
5.10	Charter Protections; Directors’ and Officers’ Liability Insurance	A-45
5.11	Insider Loans	A-46
5.12	BRPA Borrowings	A-46
5.13	Trust Fund Disbursement	A-47
5.14	Tax Matters	A-47
5.15	Incentive Equity Plan	A-47
5.16	Company Stockholder Approval	A-48
5.17	Third Party Consents	A-48
5.18	BRPA Financing	A-48
5.19	Employment Agreements	A-49
5.20	Termination of Company Stockholder Agreements	A-49
5.21	Section 16 of the Exchange Act	A-49

A-ii

5.22	Extension	A-49
5.23	Company Support Agreements	A-49
Article VI CONDITIONS TO THE TRANSACTION		A-49
6.1	Conditions to Obligations of Each Party to Effect the Merger	A-49
6.2	Additional Conditions to Obligations of the Company	A-50
6.3	Additional Conditions to the Obligations of BRPA	A-51
Article VII TERMINATION		A-52
7.1	Termination	A-52
7.2	Notice of Termination; Effect of Termination	A-53
7.3	Fees and Expenses	A-54
Article VIII GENERAL PROVISIONS		A-54
8.1	Notices	A-54
8.2	Interpretation	A-55
8.3	Counterparts; Electronic Delivery	A-55
8.4	Entire Agreement; Third Party Beneficiaries	A-55
8.5	Severability	A-55
8.6	Other Remedies; Specific Performance	A-55
8.7	Governing Law	A-56
8.8	Consent to Jurisdiction; WAIVER OF TRIAL BY JURY	A-56
8.9	Rules of Construction	A-56
8.10	Assignment	A-56
8.11	Amendment	A-56
8.12	Extension; Waiver	A-56
8.13	Currency	A-57
8.14	Schedules	A-57
8.15	Nonsurvival of Representations, Warranties and Covenants	A-57
8.16	Non-Recourse	A-57

Exhibits

Exhibit A – Certain Definitions

Exhibit B – Form of Voting and Support Agreement

A-iii

Index to Defined Terms

This index is included for convenience only and does not constitute a part of the agreement

Term	Section
A&R Charter Proposal	5.1(b)
Acquisition Proposal	4.4(d)
Action	Exhibit A
Additional Forfeited Shares	1.9(a)
Additional Proposal	5.1(b)
Affiliate	Exhibit A
Agreement	Preamble
Ancillary Agreements	Exhibit A
Antitrust Law	Exhibit A
Approvals	2.1(a)
Assets	2.10
BCMA	1.11
BCMA Amendment Agreement	1.11
BRAC	Exhibit A
BRPA	Preamble
BRPA A&R Bylaws	Recital G
BRPA A&R Charter	Recital F
BRPA Affiliate Agreement	3.20
BRPA Audited Financial Statements	3.7(b)
BRPA Board	3.4(b)
BRPA Board Recommendation	5.1(f)
BRPA Borrowings	5.12
BRPA Change in Recommendation	5.1(f)
BRPA Competing Transactions	4.4(a)
BRPA Common Stock	Exhibit A
BRPA Contracts	3.18(a)
BRPA Cure Period	7.1(e)
BRPA Financial Statements	3.7(b)
BRPA Lenders	Exhibit A
BRPA Material Adverse Effect	Exhibit A
BRPA Plan	5.15
BRPA Plan Proposal	5.1(b)
BRPA Preferred Stock	Exhibit A
BRPA Rights	Exhibit A
BRPA Schedules	Article III
BRPA SEC Reports	3.7(a)
BRPA Securities	Exhibit A
BRPA Stockholder Approval	3.4(c)
BRPA Stockholder Matters	5.1(b)
BRPA Stockholders	Exhibit A
BRPA Unaudited Financial Statements	3.7(b)
BRPA Units	Exhibit A
BRPA Warrants	Exhibit A
Business Combination	Exhibit A
Business Day	Exhibit A
CARES Act	2.8(f)
Cash and Cash Equivalents	Exhibit A

A-iv

Term	Section

Certificate of Merger	1.1

Charter Documents	Exhibit A

Closing	1.5

Closing Date	1.5

Code	Recital H

Company	Preamble

Company Annual Financial Statements	2.8(a)(i)

Company Antidepressant Drug Regimen	Exhibit A

Company Board	2.28

Company Board Recommendation	5.16

Company Certificate of Incorporation	Exhibit A

Company Common Stock	Exhibit A

Company Competing Transactions	4.4(b)

Company Contracts	2.21(a)

Company COVID-19 Drug	Exhibit A

Company Cure Period	7.1(e)

Company Schedule	Article II

Company Financial Statements	2.8(a)(ii)

Company Intellectual Property	Exhibit A

Company Interim Financial Statements	2.8(a)(ii)

Company IP Registrations	2.19(b)

Company Material Adverse Effect	Exhibit A

Company Preferred Stock	Exhibit A

Company Products	Exhibit A

Company Schedules	Article II

Company Series A Preferred Stock	Exhibit A

Company Series B Preferred Stock	Exhibit A

Company Series B-1 Preferred Stock	Exhibit A

Company Series B-1A Preferred Stock	Exhibit A

Company Series B-2 Preferred Stock	Exhibit A

Company Stock	Exhibit A

Company Stock Options	Exhibit A

Company Stockholder	Exhibit A

Company Stockholder Agreements	Exhibit A

Company Stockholder Approval	2.29

Company Stockholders Meeting	5.16

Company Warrants	Exhibit A

Consent Solicitation Statement	Exhibit A

Continental	1.4(a)

Copyrights	Exhibit A

DGCL	Recital A

Dissenting Shares	1.17

Earnout Cash	1.8(b)

Earnout Cash Milestone	1.8(b)

Earnout Consideration	1.8 (b)

Earnout Shares	1.8(a)

Earnout Shares Milestone	1.8(a)

EBC	1.11

Effective Time	1.1

Election of Directors Proposal	5.1(b)

A-v

Term	Section

EMEA	Exhibit A

Environmental Law	Exhibit A

ERISA	2.12(a)

Exchange Act	2.8(b)

Exchange Agent	1.4(a)

Exchange Agent Agreement	1.4(a)

Exchange Ratio	Exhibit A

Export Control Laws	Exhibit A

Extension	5.22

FDA	Exhibit A

Financing	5.18

Forfeited Shares	1.9(a)

Governmental Entity	Exhibit A

Governmental Order	Exhibit A

Hazardous Substance	Exhibit A

Health Care Programs	Exhibit A

Health Care Regulatory Laws	Exhibit A

HIPAA	Exhibit A

HSR Act	Exhibit A

IEC	Exhibit A

immediate family	Exhibit A

Inbound IP Contracts	2.19(c)

Information Privacy and Security Laws	Exhibit A

Initial Forfeited Shares	1.9(a)

Insider	Exhibit A

Insurance Policies	Exhibit A

Intellectual Property Rights	Exhibit A

Interim Period	4.1

IP Contracts	2.19(c)

IRB	Exhibit A

knowledge	Exhibit A

Legal Requirements	Exhibit A

Letter of Transmittal	1.4(c)

Lien	Exhibit A

Material Company Contracts	2.21(a)

Merger	Recital A

Merger Consideration	Exhibit A

Merger Sub	Preamble

Most Recent Balance Sheet	2.8(a)(ii)

Most Recent Balance Sheet Date	2.8(a)(ii)

Nasdaq	3.21

Nasdaq Proposal	5.1(b)

Note Amendment	1.12

OFAC	Exhibit A

Offer	Recital C

Option Post Earnout Adjustment	1.3

Outbound IP Contracts	2.19(c)

Outside Date	7.1(b)

Outstanding BRPA Transaction Expenses	1.16(b)

Outstanding Company Transaction Expenses	1.16(a)

A-vi

Term	Section
Parties	Preamble
Patents	Exhibit A
Per Share Merger Consideration	1.3(b)
Permits	2.7
Permitted Liens	Exhibit A
Permitted Transferee	Exhibit A
Person	Exhibit A
Personal Confidential Information	Exhibit A
Personal Property	2.15(b)
Plan	2.12(a)
Post Earnout Substitute Option	1.3
Protected Health Information	Exhibit A
Proxy Statement	Exhibit A
Registration Rights Agreement	1.13
Registration Statement	5.1(a)
Representative	Exhibit A
Retained Shares	1.3
Returns	2.16(a)
Reviewable Document	5.5(a)
Sanctions	2.25(c)
Schedules	Exhibit A
SEC	Exhibit A
SEC Approval Date	5.1(d)
Securities Act	Exhibit A
Signing Press Release	5.4
Sponsor	Exhibit A
Sponsor Agreement	1.9
Sponsor Earnout Shares	1.9(b)
Stimulus Funds	2.8(f)
Stock Escrow Agreement	1.10
Stock Escrow Amendment	1.10
Subsidiaries	Exhibit A
Substitute Options	1.3(c)
Superior Proposal	4.4(d)
Support Agreements	Recital D
Supporting Stockholders	Recital D
Surviving Corporation	Recital A
Tax	Exhibit A
Tax Opinion	Exhibit A
Tax Opinion Counsel	Exhibit A
Terminating BRPA Breach	7/1(d)
Terminating Company Breach	7.1(e)
Trademarks	Exhibit A
Transaction Proposal	5.1(b)
Transactions	Exhibit A
Trust Agreement	3.22
Trust Fund	3.22
U.S. GAAP	Exhibit A
Written Consent	5.16

A-vii

Execution Version

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of December 13, 2020, by and among Big Rock Partners Acquisition Corp., a Delaware corporation (“BRPA”), NeuroRx, Inc., a Delaware corporation (the “Company”), and Big Rock Merger Corp., a Delaware corporation and wholly owned Subsidiary of BRPA (“Merger Sub”). The term “Agreement” as used herein refers to this Agreement and Plan of Merger, as the same may be amended from time to time, and all schedules hereto (including the Company Schedules and the BRPA Schedules, as defined in the preambles to Articles II and III hereof, respectively). Each of BRPA, Merger Sub, and the Company, are referred to herein, individually, as a “Party” and, collectively, as the “Parties”. Except as otherwise indicated, capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in Exhibit A.

RECITALS

A. Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), the Parties intend to enter into a business combination transaction by which Merger Sub will merge with and into the Company (the “Merger”) with the Company being the surviving entity of the Merger and becoming a wholly-owned Subsidiary of BRPA (“Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement.

B. The respective boards of directors of each of BRPA, Merger Sub and the Company have each approved, declared advisable and resolved to recommend to their respective stockholders the Transactions upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL.

C. Pursuant to BRPA’s Charter Documents, BRPA shall provide an opportunity to its stockholders to have their BRPA Common Stock redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth in this Agreement, BRPA’s Charter Documents, the Trust Agreement, and the Proxy Statement in conjunction with, inter alia, obtaining approval from the BRPA Stockholders for the Business Combination (the “Offer”).

D. Prior to the consummation of the Transactions, certain Company Stockholders (such Company Stockholders, the “Supporting Stockholders”) shall enter into certain Voting and Support Agreements (the “Support Agreements”), with BRPA and Merger Sub, in the form set forth on Exhibit B.

E. Prior to the consummation of the Transactions, BRPA shall, subject to obtaining the BRPA Stockholder Approval, adopt the BRPA Plan in a form reasonably acceptable to BRPA and the Company.

F. Prior to the consummation of the Transactions, BRPA shall, subject to obtaining the BRPA Stockholder Approval, adopt an amended and restated certificate of incorporation (the “BRPA A&R Charter”) in a form reasonably acceptable to BRPA and the Company.

G. Prior to the consummation of the Transactions, BRPA shall adopt the amended and restated bylaws (the “BRPA A&R Bylaws”) in a form reasonably acceptable to BRPA and the Company.

H. The Parties intend, for U.S. federal income tax purposes, that the Merger shall constitute a transaction that qualifies as a reorganization governed by Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. At the Effective Time, and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL, Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the Surviving Corporation after the Merger and as a wholly owned Subsidiary of BRPA. The Merger will be consummated in accordance with this Agreement and the DGCL immediately upon the filing of a certificate of merger between Merger Sub and the Company (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, or at such other time as may be agreed by BRPA and the Company in writing and specified in such filings (the “Effective Time”). The effect of the Merger will be as provided in this Agreement, the Certificate of Merger, and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of the Merger and without any further action on the part of the Parties or the holders of any of the securities of the Company, all of the property, rights, privileges, powers, franchises, debts, liabilities, and duties of the Company and Merger Sub shall vest in the Surviving Corporation.

1.2 Governing Documents.

(a) At the Effective Time, the Certificate of Incorporation and Bylaws of Merger Sub shall become the Certificate of Incorporation and Bylaws of the Surviving Corporation, in each case, until thereafter supplemented or amended in accordance with its terms and the DGCL.

(b) Prior to the Effective Time, the bylaws of BRPA shall be amended and restated to be the BRPA A&R Bylaws.

(c) Subject to obtaining the BRPA Stockholder Approval, BRPA shall file the BRPA A&R Charter with the Secretary of State of the State of Delaware prior to the Effective Time.

1.3 Effect on Securities.

(a) Preferred Stock Conversion. The Company shall take all actions necessary to cause each share of Company Preferred Stock that is issued and outstanding immediately prior to the Effective Time to be converted immediately prior to the Effective Time into a number of shares of Company Common Stock at the then-effective conversion rate (as calculated pursuant to the Company Certificate of Incorporation) in accordance with the Company Certificate of Incorporation (such conversions, the “Company Preferred Stock Conversion”). Following the Company Preferred Stock Conversion all of the shares of Company Preferred Stock shall be canceled or terminated, as applicable, shall no longer be outstanding and shall cease to exist and no payment or distribution shall be made with respect thereto, and each holder of Preferred Stock shall thereafter cease to have any rights with respect to such securities. The Preferred Stock Conversion may be made contingent upon the occurrence of the Closing.

(b) Conversion of Company Common Stock. Subject to the terms and conditions of this Agreement, at the Effective Time (and, for the avoidance of doubt, following the Preferred Stock Conversion), by virtue of the Merger and without any further action on the part of Parties or the holders of any of the securities of the Company, each share of Company Common Stock (including shares of Company Common Stock resulting from the Preferred Stock Conversion) that is issued and outstanding immediately prior to the Effective Time (other than any shares to be canceled pursuant to Section 1.3(g) and the Dissenting Shares), will be automatically converted into the right to receive (i) a number of shares of BRPA Common Stock equal to the Exchange Ratio (the “Per Share Merger Consideration”) and (ii) a contingent right to receive (1) a number of Earnout Shares issuable pursuant to Section 1.8(a), if any and (2) an amount of Earnout Cash payable pursuant to Section 1.8(b), if any.

(c) Assumption of Company Stock Options.

(i) At the Closing, without any action on the part of the holders of any options exercisable for shares of Company Common Stock (“Company Stock Options”), each then outstanding Company Stock Option will be assumed by BRPA and automatically exchanged for an option to purchase shares of BRPA Common Stock (“Substitute Options”). Each Substitute Option will be issued pursuant to the BRPA Plan and will continue to have, and be subject to, the same terms and conditions set forth in the applicable documents evidencing the terms of the Company Stock Option (including any applicable incentive plan and stock option agreement or other document evidencing such Company Stock Option) immediately prior to the Closing, including any repurchase rights or vesting provisions, except that (i) each Substitute Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of BRPA Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Stock Option immediately prior to the Closing multiplied by the Option Exchange Ratio, rounded down to the nearest whole number of shares of BRPA Common Stock and (ii) the per share exercise price for the shares of BRPA Common Stock issuable upon exercise of such Substitute Option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Closing by the Option Exchange Ratio, rounded up to the nearest whole cent. The Company shall take no action, other than those actions contemplated by this Agreement, that will cause or result in the accelerated vesting of the assumed Company Stock Options. Each Substitute Option shall be vested immediately following the Closing as to the same percentage of the total number of shares subject thereto as the Company Stock Option was vested as to immediately prior to the Closing. BRPA shall file with the SEC a registration statement on Form S-8 (or any successor form or comparable form in another relevant jurisdiction) relating to the Substitute Options promptly in accordance with applicable Legal Requirements, and BRPA shall use reasonable best efforts to maintain the effectiveness of such registration statement for so long as any Substitute Options remain outstanding. As soon as reasonably practicable following the Closing Date, BRPA will use reasonable best efforts to issue to each Person who holds a Substitute Option a document evidencing the foregoing assumption of such Company Stock Option by BRPA.

(ii) In the event that either the Earnout Shares Milestone or the Earnout Cash Milestone has not occurred during the Earnout Period, promptly following the end of the Earnout Period the Company shall adjust each Substitute Option (each such Substitute Option adjusted pursuant to this Section 1.3(c)(ii), a “Post-Earnout Substitute Option”) by reducing the number of shares of BRPA Common Stock underlying any such Substitute Option and increasing the exercise price of any such Substitute Option such that following such adjustment contemplated by this Section 1.3(c)(ii), the number of shares of BRPA Common Stock underlying such Post-Earnout Substitute Option, the exercise price per share of each such Post-Earnout Substitute Option and the aggregate intrinsic value of each such Post-Earnout Substitute Option (and taking into account any intervening exercises of the Substitute Option and the provisions of Section 1.3(c)(iii) below) shall equal the respective number of shares, exercise price per share and aggregate intrinsic value that would have resulted following the adjustment of the applicable underlying Substitute Option had the conversion procedures set forth in Section 1.3(c)(i) been applied using the Option Post-Earnout Exchange Ratio in lieu of the Option Exchange Ratio (the “Option Post-Earnout Adjustment”). Notwithstanding the immediately preceding sentence, in the event that neither the Earnout Shares Milestone nor the Earnout Cash Milestone occur, the Option Post-Earnout Adjustment shall be based on the Exchange Ratio instead of the Option Exchange Ratio (and shall take into account any intervening exercises of the Substitute Option and the provisions of Section 1.3(c)(iii) below).

(iii) In the event that any Substitute Option is exercised prior to the earlier of the date on which both the Earnout Shares Milestone and the Earnout Cash Milestone have been achieved and December 31, 2022, the optionholder shall agree, as a condition to such exercise, that a sufficient number of shares of BRPA Common Stock (as determined below) shall not be delivered to the optionholder but shall be held in escrow by the Company (and may not be sold, transferred or otherwise disposed) pending the determination of any Option Post-Earnout Adjustment. The number of shares of BRPA Common Stock to be retained by the Company shall be the number that would be forfeited as a result of the reduction pursuant to the Option Post-Earnout Adjustment if any of the Earnout Shares Milestone or the Earnout Cash Milestone that had not been achieved as of the date of such option exercise was not achieved by December 31, 2022 (the “Retained Shares”). At the time of any such exercise, the Company shall determine reasonably and in good faith the applicable number of Retained Shares. Following the determination of any Option Post-Earnout Adjustment, then the Company shall permanently retain the applicable number of Retained Shares that shall be forfeited by such optionholder, and the remaining Retained Shares shall be released promptly thereafter to such optionholder.

(d) Assumption of Company Warrants. At the Closing, without any action on the part of the holders of any Company Warrants, each then outstanding Company Warrant will be assumed by BRPA and automatically treated as if such Company Warrant were a Company Stock Option in accordance with Section 1.3(c).

(e) Adjustments to Merger Consideration. The number of shares of BRPA Common Stock issuable as Merger Consideration or any amount contained herein which is based upon the number of shares of Company Common Stock or Company Preferred Stock, as applicable, shall be equitably adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of BRPA Common Stock, Company Common Stock or Company Preferred Stock, as applicable), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to shares of BRPA Common Stock, Company Common Stock or Company Preferred Stock, as applicable occurring on or after the date hereof but at or prior to the Effective Time (or, as it relates to the Earnout Shares, prior to the date of issuance of such Earnout Shares in accordance with Section 1.8); provided, however, that this Section 1.3(e) shall not be construed to permit BRPA or the Company to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

(f) Fractional Shares. No certificates or scrip representing fractional shares of BRPA Common Stock will be issued upon the conversion of Company Common Stock (including shares of Company Common Stock resulting from the Company Preferred Stock Conversion), and each holder of Company Common Stock or Company Preferred Stock who would otherwise be entitled to a fraction of a share of BRPA Common Stock at any time shares of BRPA Common Stock are distributed to any such Person pursuant to this Agreement (after aggregating all fractional shares that otherwise would be received by such holder in connection with such distribution) shall receive from BRPA, in lieu of such fractional share, one (1) share of BRPA Common Stock.

(g) Cancellation of Treasury Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of any holder thereof, each share of Company Common Stock held by the Company, BRPA, or Merger Sub or any direct or indirect wholly owned Subsidiary of any of the foregoing immediately prior to the Effective Time shall be canceled and extinguished without any conversion or payment in respect thereof.

(h) Conversion of Merger Sub Stock into Stock of the Surviving Corporation. At the Effective Time, by virtue of the Merger and without any further action on the part of any holder thereof, each share of common stock, par value $0.0001 per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.0001 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and all such shares shall constitute the only outstanding shares of capital stock of the Surviving Corporation immediately following the Effective Time. From and after the Effective Time, each share of capital stock of Merger Sub shall no longer be outstanding and shall automatically be cancelled and cease to exist.

(i) No Further Ownership Rights. Until surrendered as contemplated by Section 1.4, all of the shares of Company Common Stock (including any shares of Company Common Stock resulting from the Preferred Stock

Conversion) converted into the right to receive the Per Share Merger Consideration shall be deemed, from and after the Closing, to represent only the right to receive the Per Share Merger Consideration and any dividends or other distributions as contemplated by Section 1.3(e) and the contingent right to receive the Earnout Consideration. If, after the Closing, shares of Company Common Stock (including any shares of Company Common Stock resulting from the Preferred Stock Conversion) are presented to BRPA or the Company for any reason, they shall be cancelled and exchanged as provided in this Agreement.

1.4 Exchange Procedures.

(a) Appointment of Exchange Agent. BRPA and the Company shall appoint Continental Stock Transfer & Trust Company (“Continental”), or if Continental shall be unavailable, a mutually agreeable bank or trust company, to act as exchange agent and paying agent (“Exchange Agent”) for the distribution of the aggregate Per Share Merger Consideration and the Earnout Consideration (if earned pursuant to Section 1.8) to the Company Stockholders pursuant to this Section 1.4 and an exchange agent agreement in form and substance mutually agreeable to BRPA and the Company (“Exchange Agent Agreement”).

(b) Delivery of Closing Consideration to Exchange Agent. Immediately following the Effective Time, BRPA will deliver or cause to be delivered to the Exchange Agent such number of shares of BRPA Common Stock equal to the aggregate Per Share Merger Consideration deliverable pursuant to this Agreement. The Exchange Agent will be deemed to be the agent for the Company Stockholders for the purpose of receiving the aggregate Per Share Merger Consideration and BRPA shall cause the Exchange Agent, pursuant to irrevocable instructions, to pay the aggregate Per Share Merger Consideration in accordance with the terms of this Agreement. Until they are distributed, the shares of BRPA Common Stock held by the Exchange Agent will be deemed to be outstanding from and after the Effective Time, but the Exchange Agent will not vote those shares or exercise any rights of a stockholder with regard to them. If any dividends or distributions are paid with regard to shares of BRPA Common Stock while they are held by the Exchange Agent, the Exchange Agent will hold the dividends or distributions, uninvested, until shares of BRPA Common Stock are distributed to the Company Stockholders, at which time the Exchange Agent will distribute the dividends or distributions that have been paid with regard to those shares of BRPA Common Stock to the former Company Stockholders.

(c) Letters of Transmittal. Concurrently with the mailing of the Consent Solicitation Statement, BRPA shall cause the Exchange Agent to deliver to each Company Stockholder a letter of transmittal (and any instructions related thereto) in form and substance reasonably acceptable to BRPA and the Surviving Corporation (the “Letter of Transmittal”) to be completed and executed by such Company Stockholder to receive such Company Stockholder’s Per Share Merger Consideration as contemplated by Section 1.3(a) and such Company Stockholder’s pro rata portion of the Earnout Consideration, if payable pursuant to Section 1.8. The Letter of Transmittal will contain, among other things, customary representations of each Company Stockholder relating to (as applicable for Company Stockholders that are individuals) existence, power and authority, due authorization, due execution, enforceability and ownership of the shares of Company Common Stock owned by such Company Stockholder (including shares of Company Common Stock owned by such Company Stockholder resulting from the Preferred Stock Conversion).

(d) Delivery of Per Share Merger Consideration. Upon receipt by the Exchange Agent of a validly executed and delivered Letter of Transmittal, together with the share certificate(s) evidencing the Company Common Stock, and/or Company Preferred Stock, as applicable, or evidence that such securities have been transferred by book entry transfer to an account established by the Exchange Agent, the Exchange Agent shall issue to the applicable Company Stockholder (or its designee) the Per Share Merger Consideration to which such Company Stockholder is entitled under Section 1.3(b).

(e) Delivery of Earnout Consideration. BRPA will deliver, or cause to be delivered, to the Exchange Agent the Earnout Shares and/or Earnout Cash, as applicable, in each case, in accordance with Section 1.8. Promptly after the Exchange Agent’s receipt of the Earnout Shares and/or Earnout Cash from BRPA, the

Exchange Agent shall deliver the Earnout Shares and/or Earnout Cash to the Company Stockholders entitled to receive the Earnout Shares and/or Earnout Cash pursuant to and in accordance with Section 1.8.

(f) Payment to Third Parties. If payment of the Per Share Merger Consideration in respect of a Company Stockholder is to be made to a recipient other than the Person in whose name shares of Company Common Stock (including shares of Company Common Stock resulting from the Preferred Stock Conversion) are registered, it shall be a condition of payment that the Person requesting such payment must provide funds for payment of any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such securities or establish to the satisfaction of BRPA that the Tax has been paid or is not applicable.

(g) Termination of Exchange Agreement. On June 30, 2023, BRPA shall instruct the Exchange Agent to deliver to BRPA any portion of the Merger Consideration deposited with the Exchange Agent that remains undistributed to the Company Stockholders pursuant to instructions provided to the Exchange Agent by BRPA at such time, unless required otherwise by applicable Legal Requirements. Thereafter, any Company Stockholders who have not complied with the provisions of this Agreement for receiving any Merger Consideration from the Exchange Agent shall look only to BRPA for such amounts.

1.5 The Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger and the other Transactions (the “Closing”) will take place remotely via the exchange of electronic signature pages on the second Business Day following the satisfaction or waiver of each of the conditions set forth in Article VI hereof (other than those conditions which can be satisfied only at the Closing, but subject to the satisfaction or waiver of such conditions at Closing), or at such other time and place as may be agreed to by BRPA and the Company (such date, the “Closing Date”). Subject to the provisions of Article VII of this Agreement, the failure to consummate the Closing on the date and time determined pursuant to this Section 1.5 will not result in the termination of this Agreement and will not relieve any Party of any obligation under this Agreement. Subject to the satisfaction or waiver of all of the conditions set forth in Article VI of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the Closing Date, the Company and Merger Sub shall cause the Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Sections 251 and 103 of the DGCL.

1.6 Deliveries at Closing. At the Closing, each Party shall deliver or cause to be delivered all of the certificates, instruments, and other documents required to be delivered by such Party pursuant to Article VI.

1.7 Lock-Up Agreement. At the Closing, BRPA and the Company Stockholders listed on Schedule 1.7 of the Company Schedules (the “Lock-Up Stockholders”) shall enter into an agreement which shall provide that the Lock-Up Stockholders shall not transfer the shares of BRPA Common Stock received hereunder as Per Share Merger Consideration except to Permitted Transferees, until the earlier of (a) the six-month anniversary of the Closing Date, (b) with respect to 50% of the shares of BRPA Common Stock issued to the Lock-Up Stockholders, the date on which the closing price of the BRPA Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing Date, and (c) the date after the Closing on which BRPA consummates a liquidation, merger, stock exchange or other similar transaction which results in all of BRPA’s stockholders having the right to exchange their BRPA Common Stock for cash, securities or other property. The book entry positions or certificates evidencing shares of BRPA Common Stock issued to the Lock-Up Stockholders hereunder will each include prominent disclosure or bear a prominent legend evidencing the fact that such shares are subject to the foregoing transfer restrictions.

1.8 Earnout.

(a) Earnout Shares Milestone. If, prior to December 31, 2022, (1) the COVID-19 Drug receives emergency use authorization by the FDA and (2) the Company submits and FDA files for review a new drug application for the Company COVID-19 Drug (the occurrence of the foregoing, the “Earnout Shares Milestone”), then BRPA shall issue, in accordance with Section 1.8(c) and subject to the terms and conditions set forth herein, to each holder of Company Common Stock outstanding immediately prior to the Effective Time (including the holders of shares of Company Common Stock resulting from the Preferred Stock Conversion), a number of shares of BRPA Common Stock equal to such holder’s Earnout Pro Rata Portion multiplied by twenty-five million (25,000,000) shares of BRPA Common Stock (the aggregate number of such shares being referred to as the “Earnout Shares”).

(b) Earnout Cash Milestone. Upon the earlier to occur of (1) FDA approval of the Company COVID-19 Drug and the listing of the Company COVID-19 Drug in the FDA’s “Orange Book” and (2) FDA approval of the Company Antidepressant Drug Regimen and the listing of the Company Antidepressant Drug Regimen in the FDA’s “Orange Book”, in each case prior to December 31, 2022 (the occurrence of either of clauses (1) or (2), the “Earnout Cash Milestone”), BRPA shall deliver, in accordance with Section 1.8(c) and subject to the terms and conditions set forth herein, to each holder of Company Common Stock outstanding immediately prior to the Effective Time (including the holders of shares of Company Common Stock resulting from the Preferred Stock Conversion), an amount of cash equal to such holder’s Earnout Pro Rata Portion multiplied by one hundred million dollars ($100,000,000) (the aggregate amount of such cash being referred to as the “Earnout Cash”, and together with the Earnout Shares, the “Earnout Consideration”).

(c) BRPA’s obligation to issue the Earnout Shares is solely conditioned upon and contingent on the occurrence of the Earnout Shares Milestone and not conditioned upon or contingent on the occurrence of the Earnout Cash Milestone; BRPA’s obligation to deliver the Earnout Cash is solely conditioned upon and contingent on the occurrence of the Earnout Cash Milestone and not conditioned upon or contingent on the occurrence of the Earnout Shares Milestone. Within five (5) Business Days after the occurrence of the Earnout Shares Milestone, BRPA shall deliver the Earnout Shares to the Exchange Agent for distribution to the Company Stockholders entitled to receive the Earnout Shares pursuant to Section 1.8(a) which shall be distributed promptly to such Company Stockholders in accordance with the Letters of Transmittal with no action required on the part of the Company Stockholders. Following the occurrence of the Earnout Cash Milestone and on a date that the BRPA Board reasonably determines in good faith to pay the Earnout Cash, BRPA shall deliver the Earnout Cash to the Exchange Agent for distribution to the Company Stockholders entitled to receive the Earnout Cash pursuant to Section 1.8(b) which shall be distributed promptly to such Company Stockholders in accordance with the Letters of Transmittal with no action required on the part of the Company Stockholders. The Parties understand and agree that (i) the right to receive any Earnout Shares or Earnout Cash pursuant to the terms of this Agreement is a contingent right that is not transferable except by operation of Legal Requirements relating to descent and distribution, divorce and community property, and such contingent right does not constitute an equity or ownership interest in BRPA, and (ii) no Company Stockholder shall have any rights as a stockholder of BRPA solely as a result of such Company Stockholder’s contingent right to receive Earnout Shares pursuant to the terms of this Agreement

1.9 Sponsor Agreement. On or prior to the Closing Date, BRPA, the Sponsor, and BRAC shall enter into an agreement in a form and on terms and conditions reasonably acceptable to the Company (the “Sponsor Agreement”) providing that, immediately prior to the Effective Time:

(a) the Sponsor and BRAC will forfeit, and BRPA will terminate and cancel: (i) an aggregate of 875,000 shares of BRPA Common Stock (the “Initial Forfeited Shares”) and (ii) one share of BRPA Common Stock for each share of BRPA Common Stock validly redeemed by BRPA Stockholders in connection with the Offer, up to a maximum of 300,000 shares of BRPA Common Stock (the “Additional Forfeited Shares,” and together with the Initial Forfeited Shares, the “Forfeited Shares”); and

(b) subject an aggregate of 125,000 shares of BRPA Common Stock owned by Sponsor to escrow (the “Sponsor Earnout Shares”), which Sponsor Earnout Shares shall either be released from escrow to the Sponsor upon the achievement of the Earnout Shares Milestone or terminated and cancelled by BRPA on December 31, 2022 in the event that the Earnout Shares Milestone is not achieved.

1.10 Amendment to Stock Escrow Agreement. On or prior to the Closing Date, BRPA, Sponsor, BRAC, Graubard Miller and Continental shall enter into an amendment (“Stock Escrow Amendment”) to that certain escrow agreement entered into between Continental, BRPA, BRAC, Graubard Miller and the Sponsor on November 20, 2017 (as amended by that certain letter agreement dated November 17, 2018, “Stock Escrow Agreement”), providing: (a) for the forfeiture and cancellation of the Forfeited Shares, (b) that the Sponsor Earnout Shares shall be subject to escrow pursuant to the Sponsor Agreement and the terms of Section 1.9(b), (c) that the 40,000 shares of BRPA Common Stock held by Graubard Miller shall be released from escrow and (d) that all remaining shares of BRPA Common Stock held in escrow thereunder will be released from escrow on the earlier of (i) the six-month anniversary of the Closing Date, (ii) with respect to 50% of the shares of BRPA Common Stock, the date on which the closing price of the BRPA Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after the Closing Date, and (iii) the date after the Closing on which BRPA consummates a liquidation, merger, stock exchange or other similar transaction which results in all of BRPA’s stockholders having the right to exchange their BRPA Common Stock for cash, securities or other property.

1.11 Amendment to BCMA. On or prior to the Closing Date, BRPA and EarlyBirdCapital, Inc. (“EBC”) shall enter into an amendment (“BCMA Amendment Agreement”) to that certain Business Combination Marketing Agreement, dated as of November 20, 2017, between BRPA and EBC (“BCMA”). The BCMA Amendment Agreement will provide that (a) in lieu of the Fee (as such term is defined in the BCMA), BRPA shall issue to EBC at the Effective Time an aggregate of 200,000 shares of BRPA Common Stock and (b) the BCMA (as amended by the BCMA Amendment Agreement) shall terminate immediately following the Effective Time.

1.12 Amendment to BRPA Loan Agreements. On or prior to the Closing Date, BRPA, Sponsor, and the BRPA Lenders shall enter into an omnibus amendment to each outstanding promissory note or other BRPA Borrowing with BRPA as maker (including, for the avoidance of doubt, BRPA Borrowings entered into during the Interim Period in accordance with Section 5.12) in a form and on terms and conditions reasonably acceptable to the Company (“Note Amendment”), providing that the outstanding principal and accrued unpaid interest pursuant to such promissory notes, after any repayments permitted pursuant to Section 5.13(e), shall be converted into convertible notes of BRPA with an aggregate principal amount of no more than $3,000,000, which bear interest at three percent (3%) per annum, may be converted from time to time, at the holder’s option, into shares of BRPA Common Stock at a price of $10.00 per share, and which mature on the date that is twenty-four (24) months after the Closing Date. The maximum amount of all BRPA Borrowings outstanding as of the Closing Date (including for the avoidance of doubt borrowings pursuant to Section 5.12) shall not exceed $3,000,000 and all such BRPA Borrowings in excess of $3,000,000 will be forgiven or discharged prior to the Closing Date.

1.13 Registration Rights Agreement. On or prior to the Closing Date, BRPA, the Company, certain BRPA Stockholders and certain Company Stockholders who will receive BRPA Common Stock pursuant to Article I, shall enter into a registration rights agreement to be mutually agreed to between the parties thereto (the “Registration Rights Agreement”).

1.14 Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, the officers and directors of BRPA and the Surviving Corporation shall take all such lawful and necessary action.

1.15 Tax Consequences. It is intended by the Parties that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of U.S. Income Tax Regulations Sections 1.368-2(g) and 1.368-3(a).

1.16 Payment of Expenses.

(a) No sooner than five (5) nor later than two (2) Business Days prior to the Closing Date, the Company shall provide to BRPA a written report setting forth a list of all of the following fees and expenses incurred by or on behalf of the Company in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) the fees and disbursements of outside counsel to the Company incurred in connection with the Transactions and (ii) the fees and expenses of any other agents, advisors, consultants, experts, financial advisors and other service providers engaged by the Company in connection with the Transactions (collectively, the “Outstanding Company Transaction Expenses”). On the Closing Date, following the Closing, BRPA shall pay or cause to be paid, by wire transfer of immediately available funds, all such Outstanding Company Transaction Expenses.

(b) No sooner than five (5) nor later than two (2) Business Days prior to the Closing Date, BRPA shall provide to the Company a written report setting forth a list of all fees, expenses and disbursements incurred by or on behalf of BRPA or Merger Sub for outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers engaged by or on behalf of BRPA or Merger Sub in connection with the Transactions or otherwise in connection with BRPA’s operations (together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Outstanding BRPA Transaction Expenses”). On the Closing Date, BRPA shall pay or cause to be paid, by wire transfer of immediately available funds, all such Outstanding BRPA Transaction Expenses.

1.17 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Stock outstanding immediately prior to the Effective Time and owned by a Company Stockholder who is entitled to demand and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, “Dissenting Shares”), shall not be converted into the right to receive the Per Share Merger Consideration and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. At the Effective Time, (i) all Dissenting Shares shall be cancelled, extinguished and cease to exist and (ii) the holders of Dissenting Shares shall be entitled to only such rights as may be granted to him, her or it under the DGCL. If any such Company Stockholder fails to perfect or otherwise waives, withdraws or loses such Company Stockholder’s right to appraisal under Section 262 of the DGCL or other applicable Legal Requirements, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Per Share Merger Consideration in accordance with this Article I. The Company shall give BRPA prompt notice (and in any event within two (2) Business Days) of any demands received by the Company for appraisal of shares of Company Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and BRPA shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of BRPA, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company’s disclosure letter delivered by the Company to BRPA and Merger Sub in connection with this Agreement (the “Company Schedules”) (each Schedule of which qualifies (a) the correspondingly numbered representation, warranty or covenant specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of)

such other representation, warranty or covenant is reasonably apparent on its face or cross-referenced), the Company hereby represents and warrants to BRPA as follows:

2.1 Organization and Qualification.

(a) The Company is a corporation, duly incorporated validly existing and in good standing under the laws of the State of Delaware, and has the requisite corporate power and authority to own, lease, and operate its assets and properties and to carry on its business as it is now being conducted. The Company is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders of or from any Governmental Entity (“Approvals”) necessary to own, lease, and operate the properties it purports to own, operate, or lease and to carry on its business as it is now being conducted. Complete and correct copies of the Charter Documents of the Company, as amended and currently in effect, have been made available to BRPA or BRPA’s counsel.

(b) The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased, or operated by it or the nature of its activities makes such qualification or licensing necessary. Each jurisdiction in which the Company is so qualified or licensed is listed in Schedule 2.1(b) of the Company Schedules.

2.2 Subsidiaries.

(a) The Company has no direct or indirect Subsidiaries other than those listed in Schedule 2.2 of the Company Schedules. Except as set forth in Schedule 2.2 of the Company Schedules, the Company owns all of the outstanding equity securities of the Subsidiaries, free and clear of all Liens other than Permitted Liens, either directly or indirectly through one or more other Subsidiaries. Except with respect to the Subsidiaries, the Company does not own, directly or indirectly, any equity or voting interest in any Person and does not have any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written or oral agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect, under which it may become obligated to make any future investment in or capital contribution to any other entity.

(b) Each Subsidiary that is a corporation is duly incorporated, validly existing and in good standing (or the equivalent thereof) under the laws of its jurisdiction of incorporation (as listed in Schedule 2.2 of the Company Schedules) and has the requisite corporate power and authority to own, lease, and operate its assets and properties and to carry on its business as it is now being conducted. Each Subsidiary that is a limited liability company is duly organized or formed, validly existing, and in good standing (or the equivalent thereof) under the laws of its jurisdiction of organization or formation (as listed in Schedule 2.2 of the Company Schedules) and has the requisite limited liability company power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Each Subsidiary is in possession of all Approvals necessary to own, lease, and operate the properties it purports to own, operate, or lease and to carry on its business as it is now being conducted. Complete and correct copies of the Charter Documents of each Subsidiary, as amended and currently in effect, have been made available to BRPA or BRPA’s counsel.

(c) Each Subsidiary is duly qualified or licensed to do business as a foreign corporation or foreign limited liability company and is in good standing in each jurisdiction where the character of the properties owned, leased, or operated by it or the nature of its activities makes such qualification or licensing necessary.

2.3 Capitalization.

(a) The authorized capital stock of the Company as of the date of this Agreement is as set forth on Schedule 2.3(a) of the Company Schedules. Schedule 2.3(a) of the Company Schedules sets forth the issued and outstanding Company Common Stock, Company Preferred Stock, Company Warrants, and Company Stock

Options, each holder thereof and the number and type of securities beneficially held by each such Person, and each option, warrant, purchase right, conversion, right, exchange right, or other Company Contract exercisable for, exchangeable for, or convertible into capital stock of the Company and the holders thereof as of the date of this Agreement. All of the foregoing issued and outstanding equity interests of the Company have been duly authorized, are validly issued, free and clear of all Liens, in compliance in all respects with all Legal Requirements, fully paid and non-assessable, have not been issued in violation of any preemptive or subscription rights, and are not subject to any preemptive or subscription rights that will survive the Closing Date. As of the date of this Agreement, the Company has no issued or outstanding equity interests other than the equity interests that are set forth on Schedule 2.3(a) of the Company Schedules, and the Company does not hold any equity interests in its treasury. All shares of Company Common Stock subject to issuance, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, and nonassessable, free and clear of all Liens, and will have not been issued in violation of any preemptive or subscription rights, and are not subject to any preemptive or subscription rights that will survive the Closing Date. All outstanding shares of Company Common Stock, Company Preferred Stock and Company Warrants have been issued and granted in compliance with (x) all applicable securities laws and (in all material respects) other applicable Legal Requirements, and (y) all requirements set forth in any applicable Company Contracts and Charter Documents.

(b) The shares of Company Common Stock and Company Preferred Stock are the only outstanding classes of voting equity of the Company. The Company Stockholders hold all of the outstanding Company Common Stock and Company Preferred Stock.

(c) Except as provided for in this Agreement or as set forth on Schedule 2.3(c) of the Company Schedules, there are no subscriptions, options, warrants, convertible notes, derivative securities, equity securities, or other ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver, or sell, or cause to be issued, delivered, or sold, or repurchase, redeem, or otherwise acquire, or cause the repurchase, redemption, or acquisition of, any shares of capital stock or other ownership interests of the Company or obligating the Company to grant, extend, accelerate the vesting of, or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement.

(d) Except as set forth on Schedule 2.3(d) of the Company Schedules, neither the Company nor any Subsidiary has any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with the Company Stockholders on any matter.

(e) Except as contemplated by this Agreement or as set forth on Schedule 2.3(e) of the Company Schedules, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan, or other agreements or understandings, to which the Company is a party or by which the Company is bound with respect to any equity security of the Company.

(f) Except as contemplated by this Agreement, as a result of the consummation of the Transactions, no shares of capital stock, warrants, options, or other securities of the Company are issuable and no rights in connection with any shares, warrants, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility, or otherwise).

(g) Other than unvested Company Stock Options, no outstanding securities of the Company are unvested or subjected to a repurchase option, risk of forfeiture, or other condition under any applicable agreement with the Company. Each outstanding Company Stock Option was granted at fair market value on the date of grant.

2.4 Authority Relative to this Agreement. The Company has all requisite power and authority to enter into this Agreement and each Ancillary Agreement to which the Company is (or with respect to Ancillary

Agreements to be entered into at or prior to the Closing, will be) a party and, subject to the receipt of the Company Stockholder Approval, to consummate the Merger. The execution and delivery of this Agreement and each Ancillary Agreement by the Company has been (or with respect to Ancillary Agreements to be entered into at the Closing, will be) duly authorized by all necessary corporate action on the part of the Company, subject to the receipt of the Company Stockholder Approval. This Agreement and each Ancillary Agreement to which the Company is (or with respect to Ancillary Agreements to be entered into at or prior to the Closing, will be) a party (a) has been (or, in the case of Ancillary Agreements to be entered into at or prior to the Closing, will be when executed and delivered) duly executed and delivered by the Company and (b) assuming due authorization, execution and delivery thereof by each other party hereto and thereto, is (or, in the case of Ancillary Agreements to be entered into at the Closing, will be when executed and delivered) enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

2.5 No Conflict; Required Filings and Consents. Except as set forth in Schedule 2.5 of the Company Schedules:

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company shall not, (i) conflict with or violate the Charter Documents of the Company or any of its Subsidiaries, or any of the Company Stockholder Agreements, (ii) to the knowledge of the Company, conflict with or violate any applicable Legal Requirements, (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair the Company’s or any of its Subsidiaries’ rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company or any of its Subsidiaries (other than Permitted Liens) pursuant to, any Company Contracts, or (iv) result in the triggering, acceleration or increase of any payment to any Person pursuant to any Company Contract, including any “change in control” or similar provision of any Company Contract; except, with respect to clauses (ii), (iii) and (iv), for any such conflicts, violations, breaches, defaults, impairments, alterations, triggerings, accelerations, increases or other occurrences that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company does not, and the performance of its obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other third party (including, without limitation, lenders and lessors), except (i) the filing of any notifications required under the HSR Act and the expiration of the required waiting period thereunder, (ii) applicable requirements of the Securities Act, Exchange Act, state securities laws, or Nasdaq, and the rules and regulations thereunder, (iii) the consents, approvals, authorizations, and permits described in Schedule 2.5(b) of the Company Schedules, and (iv) where the failure to obtain such consents, approvals, authorizations, or permits, or to make such filings or notifications, would not prevent the consummation of the Merger or otherwise prevent the Company from performing its material obligations under this Agreement on a timely basis.

(c) No “fair price,” “moratorium,” “control share acquisition,” “supermajority,” “affiliate transactions,” “business combination,” or other similar anti-takeover statute or regulation enacted under any federal, state, local, or foreign laws applicable to the Company is applicable to this Agreement, the Merger, or any of the other Transactions.

2.6 Compliance. To the knowledge of the Company, the Company and each of its Subsidiaries has materially complied with all, and is not in material violation of any, and is conducting its business in material compliance with all, applicable Legal Requirements. Neither the Company nor any of its Subsidiaries is in default or violation of any term, condition or provision of any applicable Charter Documents. No written notice of non-compliance with any applicable Legal Requirements has been received by the Company or any of its Subsidiaries (and the Company has no knowledge of any such notice delivered to any other Person).

2.7 Permits. (i) To the knowledge of the Company, the Company and each Subsidiary, as applicable, collectively hold all permits necessary to lawfully conduct the business of the Company and each Subsidiary as presently conducted, or as currently contemplated, and to own, lease and operate its assets and properties, including permits, approvals, clearances, registrations, and listings required by any Governmental Entity, including the FDA, or pursuant to any Health Care Regulatory Law (collectively, the “Permits”), (ii) all such Permits are in full force and effect, and no suspension or cancellation of any of the Permits is pending or, to the Company’s knowledge, threatened, and (iii) all Permits are renewable by their terms in the ordinary course of business. The Company has made available to BRPA or BRPA’s counsel true, correct and complete copies of all material Permits. Neither the Company nor any Subsidiary, as applicable, is in material violation of the terms of any Permit. To the knowledge of the Company, no event has occurred and is continuing which requires or permits, or after notice or lapse of time or both would require or permit, any modification or termination of any such Permits.

2.8 Financial Matters.

(a) Financial Statements. BRPA or its counsel has been furnished with each of the following:

(i) the audited and consolidated balance sheets of the Company as of December 31, 2018 and 2019 and the related audited consolidated statements of income, cash flow and changes in stockholders’ equity of the Company for the fiscal years then ended, accompanied by any notes thereto (collectively, the “Company Annual Financial Statements”); and

(ii) the unaudited consolidated balance sheet of the Company for the three and nine month period ended as of September 30, 2020 (the “Most Recent Balance Sheet” and the date thereof, the “Most Recent Balance Sheet Date”) and the related unaudited consolidated statement of income of the Company for the quarter then ended (the “Company Interim Financial Statements” and, together with the Company Annual Financial Statements, the “Company Financial Statements”).

(b) Compliance with U.S. GAAP. The Company Financial Statements (including any notes thereto) (i) accurately reflect in all material respects, (ii) have been prepared, in all material respects, in accordance with U.S. GAAP consistently applied, and (iii) fairly present, in all material respects, the consolidated financial position and results of operations of the Company and each of its Subsidiaries on the dates and for the periods specified therein, all in accordance with U.S. GAAP (subject, in the case of the Company Interim Financial Statements, to the absence of statements of cash flows and shareholders’ equity and footnotes and, in each case, to normal year-end audit adjustments which are not expected to be material). The Company and its Subsidiaries have never been subject to the reporting requirements of Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”).

(c) Absence of Undisclosed Liabilities. There is no liability, debt or obligation against the Company or its Subsidiaries that would be required to be set forth or reserved for on a balance sheet of the Company and its Subsidiaries (and the notes thereto) prepared in accordance with U.S. GAAP and in accordance with past practice, except for liabilities and obligations (i) reflected or reserved for Most Recent Balance Sheet or disclosed in the notes thereto, (ii) that have arisen since the date of the Most Recent Balance Sheet in the ordinary course of the operation of business of the Company and its Subsidiaries, (iii) disclosed in the Company Schedules (including Section 2.8(c) of the Company Schedules), (iv) arising under this Agreement or the performance by the Company of its obligations hereunder, or (v) that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(d) Controls. The Company has established and maintained a system of internal accounting controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company Financial Statements for external purposes in accordance with U.S. GAAP.

(e) Auditor. To the Company’s knowledge, the auditor engaged by the Company with respect to the Company Financial Statements has at all required times since the date of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) “independent” with respect to the Company within the meaning of Regulation S-X under the Exchange Act; and (iii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(f) CARES Act. Schedule 2.8(f) of the Company Schedules sets forth all Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) stimulus fund programs in which the Company or its Subsidiaries are participating and the amount of funds received and/or requested for each such program (the “Stimulus Funds”). The Company and each Subsidiary have maintained accounting records associated with the Stimulus Funds in compliance with applicable Legal Requirements and related guidance. The Company and each Subsidiary have used reasonable best efforts to utilize all such Stimulus Funds received in accordance with all applicable Legal Requirements.

(g) Off-Balance Sheet Arrangements. Except as set forth in Schedule 2.8(g) of the Company Schedules, neither the Company nor any Subsidiary has entered into any material off-balance sheet transactions.

2.9 Absence of Certain Developments. From the Most Recent Balance Sheet Date to the date hereof, (a) there has not been a Company Material Adverse Effect, (b) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business (aside from steps taken in contemplation of the Merger), and (c) neither the Company nor its Subsidiaries has taken any action that would have required the prior written consent of BRPA under Section 4.1 if such action had been taken during the Interim Period.

2.10 Condition and Sufficiency of Assets. The Company or one of its Subsidiaries has good and valid title to, or a valid leasehold interest in, or adequate rights to use, all buildings, machinery, equipment, and other tangible assets which are necessary for the conduct of its or their business as currently conducted and are shown on the Interim Financial Statement or acquired after the Most Recent Balance Sheet Date (the “Assets”). The Assets are free and clear of all Liens, except for Permitted Liens, except for Assets disposed of in the ordinary course of business since the Most Recent Balance Sheet Date and except in the case of any non-owned Asset, for Liens contained in the Company Contract to use such Asset. Each Asset has been maintained in the ordinary course of business, is in good operating condition, subject to normal wear and tear, and is suitable for the purposes for which it is currently used.

2.11 Litigation. Except as set forth in Schedule 2.11 of the Company Schedules, there are no claims, suits, actions or proceedings pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator, in each case that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

2.12 Employee Benefit Plans.

(a) Schedule 2.12(a) of the Company Schedules lists all material Plans. “Plan” means any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any plan, fund (including any superannuation fund, or other similar program or arrangement established or maintained outside of the United States primarily for the benefit of employees residing outside of the United States), and any other material employee compensation, deferred compensation, incentive, severance, change in control, retirement, death, disability, medical, or employee benefit plan, program, policy or other arrangement covering any active or former employee, director or consultant of the Company or any Subsidiary, in each case, with respect to which the Company or any Subsidiary has liability, other than (i) standard employment or consulting agreements that can be terminated at any time without severance or termination pay and upon notice of not more than 60 calendar days or such longer period as may be required by Legal Requirements, (ii) any plan, program, policy or other arrangement that is sponsored or maintained by a Governmental Entity or (iii) any plan, program, policy or other arrangement that covers only former directors, officers, employees, independent contractors and service providers and with respect to which the Company and the Subsidiaries have no remaining liabilities. All Plans have been maintained and administered in all material respects in compliance with their respective terms and with the Legal Requirements which are applicable to such Plans, and all contributions required to be made with respect to the Plans as of the date of this Agreement have been made or, if not yet due, are reflected in the Company Financial Statements. Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, (x) no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course) has been brought, or, to the knowledge of the Company, is threatened, against or with respect to any Plan and (y) there are no audits, inquiries or proceedings pending or, to the knowledge of the Company, threatened by any Governmental Entity with respect to any Plan. Except as disclosed in Schedule 2.12(a) of the Company Schedules, each Plan can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without material liability to BRPA (other than ordinary administration expenses and amounts payable for benefits accrued but not yet paid).

(b) Except as disclosed in Schedule 2.12(b) of the Company Schedules, neither the execution and delivery of this Agreement nor the consummation of the Transactions will (i) result in any payment (including severance, bonus or otherwise) becoming due to any shareholder, director, officer or employee of the Company or any Subsidiary under any Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Plan, or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

(c) None of the Company, the Subsidiary, or any other Person that would be considered a single employer with the Company or a Subsidiary under the Code or ERISA sponsors or maintains a plan subject to Title IV of ERISA or Code Section 412, or contributes to or is obligated to contribute to a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA

2.13 Labor Matters.

(a) Except as set forth in Schedule 2.13(a) of the Company Schedules, neither the Company nor any Subsidiary is a party to any collective bargaining agreement or other labor union contract applicable to individuals employed by the Company or the Subsidiary, as applicable, nor does the Company have knowledge of any activities or proceedings of any labor union to organize any such employees. There are no material pending grievances or similar proceedings involving the Company or its Subsidiaries and any of its employees subject to a collective bargaining agreement or other labor union contract, or any continuing obligations of the Company or any Subsidiary pursuant to the resolution of any such proceeding that is no longer pending. No work stoppage, slowdown, strike, or lockout with respect to any employees of the Company or its Subsidiaries has occurred, is pending, or, to the knowledge of the Company, is threatened.

(b) Other than as set forth in Schedule 2.13(b) of the Company Schedules, each employee of the Company and its Subsidiaries is terminable “at will” subject to applicable severance entitlements or notice periods as set forth by applicable Legal Requirement or in any applicable employment agreement, and there are no agreements between the Company or any Subsidiary and any of its employees that their employment will be for any particular period.

(c) To the knowledge of the Company, none of the officers of the Company or any of its Subsidiaries presently intends to terminate his or her employment with the Company. The Company and its Subsidiaries are in compliance in all material respects and, to the Company’s knowledge, each of its employees and consultants is in compliance in all material respects, with the terms of the respective employment and consulting agreements between the Company or Subsidiary, as applicable, and such individuals.

(d) To the knowledge of the Company, the Company and each of its Subsidiaries is in compliance in all material respects with all Legal Requirements applicable to its employees, respecting hiring, employment, termination of employment, employment practices, terms and conditions of employment, employment discrimination, harassment, retaliation, reasonable accommodation, wages and hours, and employee health and safety and is not liable for any arrears of wages or penalties with respect thereto. All amounts that the Company or any Subsidiary is legally or contractually required either (x) to deduct from its employees’ salaries or to transfer to such employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from its employees’ salaries and benefits and to pay to any Governmental Entity as required by applicable Legal Requirements have, in each case, been duly deducted, transferred, withheld and paid, and neither the Company nor any Subsidiary have any material outstanding obligation to make any such deduction, transfer, withholding or payment. There are no pending, or to the Company’s knowledge, threatened material claims or actions against the Company or the Subsidiary by any employee in connection with such employee’s employment or termination of employment by the Company or any Subsidiary.

(e) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, no employee or former employee of the Company or any Subsidiary is owed any wages, benefits or other compensation for past services that has not yet been paid or reimbursed (other than wages, benefits and compensation accrued in the ordinary course of business during the current pay period and any accrued benefits for services, which by their terms or under applicable Legal Requirements, are payable in the future, such as accrued vacation, recreation leave and severance pay).

2.14 Restrictions on Business Activities. Except as disclosed in Schedule 2.14 of the Company Schedules, there is no agreement, commitment, exclusive license, judgment, injunction, order or decree binding upon the Company or its Subsidiaries or their respective assets or to which the Company or any of its Subsidiaries is a party which has had or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or its Subsidiaries, any acquisition of property by the Company or its Subsidiaries or the conduct of business by the Company or its Subsidiaries as currently conducted.

2.15 Title to Property.

(a) Except as set forth in Schedule 2.15(a) of the Company Schedules, neither the Company nor any Subsidiary owns or leases any real property and there are no options or other contracts under which the Company or any Subsidiary has a right or obligation to acquire or lease any interest in real property.

(b) All material personal property and other material property and assets of the Company and its Subsidiaries owned, used or held for use in connection with the business of the Company and its Subsidiaries (the “Personal Property”), are shown or reflected on the Most Recent Balance Sheet, to the extent required by U.S. GAAP applied on a consistent basis in accordance with past practice, other than those entered into or acquired on or after the Most Recent Balance Sheet Date in the ordinary course of business. The Company and its Subsidiaries have good and marketable title to the Personal Property owned by them, and all such Personal Property is in each case held free and clear of all Liens, except for Permitted Liens. The Personal Property is structurally sound, in good operating condition, ordinary wear and tear excepted, and is suitable for the uses to which it is being put.

(c) All material leases pursuant to which the Company and/or one of its Subsidiaries leases from others real property or Personal Property are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default of the Company or its Subsidiaries or, to the Company’s knowledge, any other party (or any event which with notice or lapse of time, or both, would constitute a material default).

(d) Each of the Company and its Subsidiaries is in possession of, or has good and valid title to, or a valid leasehold interest in, or adequate rights to, all properties, assets and rights (other than Intellectual Property Rights, which are governed exclusively by Section 2.19) which are necessary for the effective conduct of its business, as it is currently operated and expected to be operated in the future. Each such property, asset, and right is shown on the Most Recent Balance Sheet, has been maintained in the ordinary course of business, is in good operating condition subject to normal wear and tear, and is suitable for the purposes for which it is currently used.

2.16 Taxes. Except as set forth in Schedule 2.16 of the Company Schedules:

(a) The Company and its Subsidiaries have timely filed all material returns, estimates, information statements and reports relating to Taxes (“Returns”) required to be filed by them with any Tax authority prior to the date hereof (after giving effect to any valid extensions of time in which to make such filings). All such Returns are true, correct and complete in all material respects. The Company and its Subsidiaries have paid all material amounts of Taxes shown to be due and payable on such Returns.

(b) All material amounts of Taxes that the Company and its Subsidiaries are required by applicable Legal Requirements to withhold or collect have been duly withheld or collected and have been timely paid over to the proper Governmental Entity to the extent due and payable.

(c) The Company and its Subsidiaries have not been delinquent in the payment of any material amount of Tax nor is there any material Tax deficiency outstanding, proposed or assessed by a taxing authority against the Company or any of its Subsidiaries (other than any deficiencies that have since been resolved), nor has the Company or any of its Subsidiaries executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any material amount of Tax.

(d) No material audit or other examination of any Return of the Company or any of its Subsidiaries by any Tax authority is presently in progress, nor has the Company or any of its Subsidiaries been notified of any request for such an audit or other examination.

(e) No material adjustment relating to any Returns filed by the Company or any of its Subsidiaries has been formally proposed by any Tax authority to the Company or any of its Subsidiaries or any representative thereof.

(f) Neither the Company nor any of its Subsidiaries has taken any action or is aware of any fact or circumstance that, to the Company’s knowledge, would reasonably be expected to prevent or impede, the Merger from qualifying as a reorganization governed by Section 368 of the Code.

(h) Schedule 2.16(h) of the Company Schedules sets forth the total amount of Taxes the payment of which has been deferred under the authority of Section 2302 of the CARES Act.

2.17 Environmental Matters. Except as would not reasonably be expected, individually or in the aggregate, to result in a material liability of the Company and its Subsidiaries, taken as a whole: (i) the Company and its Subsidiaries have complied with applicable Environmental Laws; (ii) none of the Company or its Subsidiaries or, the knowledge of the Company, any third party has caused any properties currently owned, leased or operated by the Company or its Subsidiaries to be contaminated with any Hazardous Substances; (iii) the properties formerly owned, leased or operated by the Company or its Subsidiaries were not contaminated with Hazardous Substances during the period of ownership, leasing or operation by the Company or its Subsidiaries; (iv) as of the date hereof, none of the Company or its Subsidiaries has received notice that it is potentially liable for any Hazardous Substance disposal or contamination on any third party or public property (whether above, on or below ground or in the atmosphere or water); (v) as of the date hereof, none of the Company or its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any Subsidiary may be in material violation of or have material liability under any Environmental Law; and (vi) none of the Company or its Subsidiaries is subject to any orders, decrees, injunctions or other arrangements with any Governmental Entity or subject to any contractual indemnity or other agreement with any third party relating to a material liability under any Environmental Law, including in relation to Hazardous Substances.

2.18 Brokers. Except as set forth in Schedule 2.18 of the Company Schedules, neither the Company nor any of its Subsidiaries has incurred, nor will it incur, and has not entered into any contract, agreement, understanding, arrangement, or commitment pursuant to which BRPA or the Surviving Corporation, or any of its or their direct or in indirect Subsidiaries, could incur, directly or indirectly, any liability for brokerage, finders’ fees, agent’s commissions, or any similar charges in connection with this Agreement or the Transactions.

2.19 Intellectual Property.

(a) Non-Infringement. Except as set forth on Schedule 2.19(a) of the Company Schedules: (i) the use, practice or other exploitation of the Company Intellectual Property owned, used, practiced or otherwise commercially exploited by the Company or any Subsidiary, (ii) the development, manufacturing, licensing, sublicensing, marketing, importation, offer for sale, sale or use of any Company Product as conducted and as proposed to be conducted, and (iii) any of the Company’s or its Subsidiaries’ business practices and methods and proposed business practices and methods, in each case, to the knowledge of the Company, (A) have not infringed upon, misappropriated or otherwise constituted an unauthorized use of or otherwise violated the Intellectual Property Rights of any Person, (B) do not infringe upon, misappropriate, constitute an unauthorized use of or otherwise violate the Intellectual Property Rights of any Person, and (C) if any Company Products in development were to be manufactured, licensed, marketed, imported, offered for sale, sold or used as of the date hereof, would not infringe upon, misappropriate, constitute an unauthorized use of or otherwise violate the Intellectual Property Rights of any Person. Neither the Company nor any Subsidiary has received any charge, complaint, claim, demand or notice alleging any infringement, misappropriation, or violation of the Intellectual Property Rights of any Person. Except as set forth on Schedule 2.19(a) of the Company Schedules, (x) the Company IP Registrations are not the subject of any challenge and (y) to the Company’s knowledge, no Person is materially infringing upon any of the Company Intellectual Property.

(b) Scheduled Intellectual Property Rights. Schedule 2.19(b) of the Company Schedules identifies all registered patents, trademarks, and copyrights, and all applications, certificates, filings, provisionals, or other documents relating to patents, trademarks, or copyrights, and domain names owned by the Company or any Subsidiary (collectively, the “Company IP Registrations”). Each of the Company IP Registrations is valid and subsisting. The Company or one of its Subsidiaries exclusively owns and possesses all right, title and interest in and to the Company IP Registrations, free and clear of all Liens. All necessary fees and filings with respect to any Company IP Registrations have been timely submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars to maintain such Company IP Registration in full force and effect. No issuance or registration obtained and no application filed by the Company for any Company IP Registration has been cancelled, abandoned, allowed to lapse or not renewed, except where the Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application and where such decision would not have a Company Material Adverse Effect. There are no pending proceedings by or before any Governmental Entity that relate to the validity or enforceability of any of the Company IP Registrations and, to the Company’s knowledge, no such proceedings are threatened by any Person. To the Company’s knowledge, no current or former officer, employee, or contractor of the Company or any Subsidiary has misrepresented, or failed to disclose, and there have not been any misrepresentations of or failures to disclose, any facts or circumstances in any patent application for any Company IP Registrations that would constitute fraud or a misrepresentation with respect to such patent application, or that would otherwise affect the validity or enforceability of any Company IP Registrations.

(c) IP Contracts. Schedule 2.19(c) of the Company Schedules lists each Company Contract (i) under which the Company or any of its Subsidiaries uses or licenses Intellectual Property Rights that any third-party owns, other than off-the-shelf software (the “Inbound IP Contracts”) and (ii) under which the Company or any Subsidiary has granted to any Person any right or interest in any Company Intellectual Property, including settlement agreements and covenants not to sue (the “Outbound IP Contracts”, and together with the Inbound IP Contracts, the “IP Contracts”). Except as set forth in Schedule 2.19(c) of the Company Schedules, neither the Company nor any Subsidiary is (and with the passage of time, the giving of notice or both, will be) required or obligated to make any payments by way of royalties, fees or otherwise or provide any other consideration of any kind, to any owner or licensor of, or other claimant to, any Intellectual Property Rights, or any other Person, with respect to the use thereof or in connection with the conduct of the business of the Company and its Subsidiaries as conducted or proposed to be conducted (including the development, manufacturing, licensing, sublicensing, marketing, importation, sale, offer for sale or use, and future manufacturing, licensing, sublicensing, marketing, importation, sale, offer for sale or use, of any Company Products, including Company Products in development).

(d) Company IP. Except as set forth on Schedule 2.19(d) of the Company Schedules, the Company Intellectual Property includes all of the Intellectual Property Rights used by the Company and each Subsidiary to conduct its business and, to the Company’s knowledge, includes all of the Intellectual Property Rights used by the Company or any Subsidiary to conduct its business in the manner proposed to be conducted (including the research, manufacturing, licensing, marketing, importation, sale, offer for sale or use and future research, manufacturing, licensing, marketing, importation, sale, offer for sale or use, of any Company Product in development). Except as set forth on Schedule 2.19(d) of the Company Schedules, the Company or a Subsidiary (i) is the sole and exclusive owner of all right, title and interest in and to or (ii) has valid, exclusive and continuing rights to develop, manufacture, license, sublicense, market, import, sell, offer or use as the case may be, the Company Intellectual Property, in each case, free and clear of all Liens (other than Permitted Liens). No Company Intellectual Property is subject to (i) any judicial or administrative action, suit, litigation, arbitration, proceeding, Company Contract, or order of a Governmental Entity that restricts the use, transfer or licensing thereof by the Company or its Subsidiaries (other than restrictions contained in the IP Contracts disclosed in Schedule 2.19(c) of the Company Schedules), or (ii) which may affect the validity, use or enforceability of such Company Intellectual Property.

(e) Know-how. The Company and each Subsidiary, as appropriate, has used reasonable best efforts to protect the secrecy and confidentiality of all know-how included in the Intellectual Property Rights of the Company or Subsidiary. To the Company’s knowledge, neither the Company nor any of its Subsidiaries has disclosed to any Person (including any employees, contractors, and consultants) any such know-how except under a confidentiality agreement or other legally binding confidentiality obligation, and to the Company’s knowledge, there has not been any breach by any party to any such confidentiality agreement. The Company and each Subsidiary has required all Persons (including any current or former employees, contractors, and consultants) who create or develop or have created or developed any material registered or applied for Intellectual Property Rights for the benefit of the Company or such Subsidiary to assign, and all such Persons have assigned, to the Company or Subsidiary, as applicable, (by present assignment) all of such Person’s rights in such registered or applied for Intellectual Property Rights.

(f) No Government or University Funding. Except as set forth in Schedule 2.19(f) of the Company Schedules, no (i) government funding or governmental grants; (ii) facilities of a university, college, other educational institution or research center; or (iii) funding from any Person was used in the development of the Company Intellectual Property. Except as set forth in Schedule 2.19(f) of the Company Schedules, to the knowledge of the Company, no employee, consultant or independent contractor of the Company who was involved in, or who contributed to, the creation or development of any of the Company Intellectual Property, has performed services for or otherwise was under restrictions resulting from his/her relations with any government, university, college or other educational institution or research center during a period of time during which any of the Company Intellectual Property were created or during such time that such employee, consultant or independent contractor was also performing services for or for the benefit of the Company, nor has any such person created or developed any of the Company Intellectual Property with any governmental grant.

(g) Data Privacy.

(i) To the Company’s knowledge, there has not been any “data breach” (as defined by applicable Information Privacy and Security Laws), security breach, “security incident” or “breach of unprotected health information” (as such terms are defined by HIPAA), or material unauthorized access, use, loss, disclosure, or publication of any Personal Confidential Information or Protected Health Information owned, used, maintained, received, or controlled by or on behalf of the Company or any Subsidiary, including any unauthorized access, use, disclosure, or publication of Personal Confidential Information or Protected Health Information that would constitute a breach for which notification to individuals and/or Governmental Entities is required under any applicable Information Privacy and Security Laws to which the Company or such Subsidiary is subject.

(ii) The collection, maintenance, transmission, transfer, use, disclosure, storage, disposal, and security of Personal Confidential Information and Protected Health Information by the Company and each Subsidiary has complied in all material respects with (i) HIPAA, (ii) applicable Information Privacy and Security Laws, (iii) Material Company Contracts that govern Personal Confidential Information or Protected Health Information, and (iv) applicable privacy policies of the Company and each Subsidiary. No judicial or administrative action, suit, litigation, arbitration, proceeding is pending or, to the Company’s knowledge, threatened in writing against the Company or a Subsidiary relating to the Company’s or Subsidiary’s non-compliance with Information Privacy and Security Laws or laws concerning Protected Health Information.

2.20 Product Warranties; Product Liability.

(a) Neither the Company, any Subsidiary, nor, to the Company’s knowledge, any of its or their licensees, partners, collaborators or joint venturers has developed, manufactured, commercialized, produced, formulated, propagated, modified, customized, processed, distributed or sold any Company Product that did not comply with any express or implied warranty regarding such Company Product or that contained any unintended Hazardous Substance or that was otherwise adulterated, contaminated, mislabeled, defective, off-specification or improperly packaged or transported.

(b) To the extent any warranties are implied or imposed by any Legal Requirements, no Company Product sold, distributed, delivered or licensed by the Company, any Subsidiary, or any of its or their licensees, partners, collaborators or joint venturers is subject to any guaranty or warranty from or on behalf of the Company or any Subsidiary. No claim has been made, or to the knowledge of the Company, threatened against the Company or any Subsidiary by a customer or any other Person alleging that (i) such Company Product (A) did not comply with any express or implied warranty regarding such Company Product, (B) contained an unintended Hazardous Substance, or (C) was otherwise contaminated, adulterated, mislabeled, defective or improperly packaged or transported, or (ii) the Company, any Subsidiary, or any licensee, partner, collaborator, joint venturer, supplier, warehouse, distributor or seller of any Company Product breached any duty to warn, test, inspect or instruct of the risks, limitations, precautions or dangers related to the use, application, or transport of any such Company Product.

(c) Except as set forth in Schedule 2.20(c) of the Company Schedules, there have been no recalls, market withdrawals or replacements (voluntary or involuntary) with respect to any Company Product or any similar actions, investigations, notices or threatened recalls by any Governmental Entity with respect to any Company Product and, to the knowledge of the Company, no facts or circumstances exist that are reasonably likely to (i) result in the recall, market withdrawal or replacement of any Company Product sold or intended to be sold, or (ii) cause, as a result of any regulatory action by any Governmental Entity, (y) a material change in the labeling or packaging of any Company Product or (z) a termination or suspension of the marketing, distribution or sale of any Company Product.

(d) Except as set forth in Schedule 2.20(d) of the Company Schedules, no Person has claimed that the Company or any Subsidiary has committed any act, or failed to commit any act, which would result in, and there has been no occurrence which would reasonably give rise to, or form the basis of, whether or not covered by insurance, any (i) product liability, (ii) liability for injuries or damage to individuals or property (including without limitation any crops, animals or livestock) or (iii) liability for economic damages or losses.

2.21 Agreements, Contracts and Commitments.

(a) Schedule 2.21 of the Company Schedules sets forth a complete and accurate list of all Material Company Contracts in effect on the date of this Agreement, specifying the parties thereto. As used herein, the term “Company Contracts” means all legally binding contracts, agreements, leases, mortgages, indentures, notes, and bonds, whether written or oral, to which the Company or any of its Subsidiaries is a party or by or to which any of the properties or assets of the Company or any of its Subsidiaries may be bound (including without limitation notes for borrowed money payable to the Company or any of its Subsidiaries), and the term “Material Company Contracts” means each of the following Company Contracts:

(i) any Company Contract (or group of related Company Contracts) for the sale of Company Products or for the purchase of products or services of at least $1,000,000 per year or $1,000,000 in the aggregate;

(ii) any Company Contract with respect to a dealer, distributor, referral, or similar agreement, or any Company Contract providing for the grant by the Company of rights to market or sell Company Products on behalf of the Company to any other Person;

(iii) any Company Contract pursuant to which a partnership or joint venture was established.

(iv) any Company Contract made other than in the ordinary course of business (x) providing for the grant of any preferential rights of first offer or first refusal to purchase or lease any Asset or (y) providing for any exclusive right to sell or distribute, or otherwise relating to the sale or distribution of, any Company Product, or (z) pursuant to which any other Person is granted “most favored nations” pricing or customer status or similar with respect to any Company Product;

(v) any Company Contract under which clinical or non-clinical data is generated that would need to be included in any regulatory approval (or filing or application therefor);

(vi) any Company Contract (other than “shrink wrap” and similar generally available commercial end user licenses to software that have an individual acquisition cost of $100,000 or less per year) pursuant to which the Company or any Subsidiary licenses any Intellectual Property Rights used in the development, manufacturing, sale, or licensing of the Company Products, in each case, that is material to the business of the Company and its Subsidiaries, taken as a whole;

(vii) any Company Contract providing for outsourced development or joint development of any of the Company Intellectual Property;

(viii) any Company Contract that (A) purports to limit either the type of business in which the Company or any Subsidiary (or, after the Closing, BRPA) may engage, the geographic area in which any of them may engage in business, the solicitation of them of the employment of any Person or the ability of any of them to sell or purchase from any Person, or (B) would require the disposition of any Assets of the Company or any Subsidiary (or, after the Closing, BRPA);

(ix) any Company Contract containing any indemnification, warranty, support, maintenance, or service that represents a material obligation of the Company or any Subsidiary;

(x) any Company Contract under which the Company or a Subsidiary has permitted any Asset to become, or to become subject to, a Lien (other than a Permitted Lien);

(xi) any Company Contract providing for the employment or consultancy of any Person on a full-time, part-time, consulting or other basis or otherwise providing compensation or other benefits equal to or in excess of $250,000 per year;

(xii) any collective bargaining agreement with any labor union;

(xiii) any Company Contract that involves any joint venture, profit sharing, partnership, limited liability company or similar agreement or arrangement relating to the formation, creation, operation, management, or control of any such partnership or joint venture;

(xiv) any Company Contract that evidences indebtedness, whether incurred, assumed, guaranteed, or secured by any asset, of the Company or any Subsidiary, having an outstanding principal amount in excess of $1,000,000;

(xv) any Company Contract relating to the issuance of any capital stock or other securities convertible into or exchangeable for capital stock, or subscriptions, rights, warrants, or options to acquire any capital stock or any securities convertible into or exchangeable for capital stock;

(xvi) any Company Contract that involves the acquisition or disposition, directly or indirectly, by merger or otherwise, of assets with an aggregate value in excess of $1,000,000, other than in the ordinary course of business consistent with past practice, or shares or other equity interests of any other Person;

(xvii) any outstanding general or special powers of attorney executed by or on behalf of the Company or a Subsidiary;

(xviii) any Company Contract under which the Company or a Subsidiary has advanced or loaned an amount to, or received a loan, note, or other instrument, agreement, or arrangement for or relating to the borrowing of money from, any of its Affiliates, shareholders, members, officers, managers, members of the board of directors or board of managers, or employees, other than in the ordinary course of business;

(xix) any guaranty by the Company, a Subsidiary, or any Affiliate of the foregoing, of any obligation of a third party in excess of $500,000;

(xx) any obligation to register any securities of the Company with any Governmental Entity; and

(xxi) any Company Contract which is a “material contract,” as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC.

(b) The Company has made available to BRPA copies of each Material Company Contract that are accurate and complete, in each case, as amended or otherwise modified and in effect.

(c) Each Material Company Contract is in full force and effect and is enforceable against each party to such Material Company Contract, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. Neither the Company, a Subsidiary, nor, to the Company’s knowledge, any other party to any Material Company Contract is in material breach or violation of, or default under, or has repudiated any provision of, any Material Company Contract and no event has occurred which, with notice or lapse of time or both, would become a breach or default under a Material Company Contract.

2.22 Insurance. Schedule 2.22 of the Company Schedules sets forth the Company’s and its Subsidiaries’ material Insurance Policies. With respect to each such Insurance Policy required to be listed on Schedule 2.22 of the Company Schedules: (i) all premiums due have been paid, (ii) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (iii) neither the Company nor its Subsidiaries is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and, to the Company’s knowledge, no event has occurred which, with notice or the lapse of time or both, would constitute such a material breach or default, or permit termination or modification, under the policy, and to the knowledge of the Company, no such action has been threatened, and (iv) no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals. The coverages provided by such Insurance Policies are believed by the Company to be reasonably adequate in amount and scope for the Company’s and its Subsidiaries’ business and operations

2.23 Interested Party Transactions. Except as set forth in the Schedule 2.23 of the Company Schedules, (a) no Insider or a member of his or her immediate family is indebted to the Company or any of its Subsidiaries, nor is the Company or any of its Subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any of such Persons, other than (i) for payment of salary for services rendered, (ii) advances or reimbursement for reasonable expenses incurred on behalf of the Company or any of its Subsidiaries, (iii) for other employee benefits made generally available to all employees, or (iv) arms’ length relationships between the Company or any of its Subsidiaries, on the one hand, and an Affiliate of an Insider, on the other hand and (b) to the Company’s knowledge, no Insider has a beneficial interest in any Company Contracts (other than such contracts as relate to the acquisition of capital stock or other securities of the Company or any Company Contract of employment).

2.24 Registration Statement. None of the information relating to the Company or its Subsidiaries to be supplied by the Company, or by any other Person acting on behalf of the Company at its direction, in writing specifically for inclusion in the Registration Statement will, as of the date the Registration Statement (or any amendment or supplement thereto) is first mailed to the BRPA Stockholders, at the time of the BRPA Special Meeting, or at the Effective Time, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 2.24, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by or on behalf of the Company for use therein.

2.25 Certain Business Practices.

(a) Neither the Company nor any of its Subsidiaries or Affiliates acting on its behalf has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977 or similar anti-corruption or bribery law of any other jurisdiction, or (iii) directly or indirectly given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, government employee or other Person who is or may be in a position to help or hinder the Company or any Subsidiary or assist the Company or any Subsidiary in connection with any actual or proposed transaction.

(b) The operations of the Company and each Subsidiary are and have been conducted at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity in all material respects, and no action involving the Company with respect to the any of the foregoing is pending or, to the knowledge of the Company, threatened.

(c) Neither the Company, any Subsidiary, nor any of its or their directors or officers, or, to the knowledge of the Company, any other Person acting on behalf of the Company, (i) is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by or enforced by the United States (including any administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or the Bureau of Industry and Security of the U.S. Department of Commerce), the United Nations Security Council, the European Union or any member state of the European Union (collectively, “Sanctions”), (ii) is located, organized, or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory, (iii) has in the last five years, directly or indirectly, used any funds or loaned, contributed, or otherwise made available such funds to any Person in connection with any sales or operations in any country targeted under Sanctions (including, but not limited to, the Crimea region of Ukraine, Cuba, Iran, North Korea, and Syria), or for the purpose of financing the activities of any Person the subject of or otherwise in violation of, any Sanctions, in each case in violation of applicable Sanctions.

(d) The Company is currently in compliance with, and has complied with, all Export Control Laws applicable to it. Without limiting the foregoing: (i) the Company has obtained all material export licenses and other material approvals required for its exports of products required by any Export Control Law and all such approvals and licenses are in full force and effect; (ii) the Company is in compliance with the terms of such applicable export licenses or other approvals; and (ii) there are no claims pending or threatened in writing against the Company with respect to such export licenses or other approvals.

2.26 FDA and EMEA Approval.

(a) Schedule 2.26(a) of the Company Schedules sets forth the development and testing phase for each Company Product. To the Company’s knowledge, all Company Products are being and have been researched, developed, designed, manufactured, tested, prepared, assembled, packaged, labeled, stored, processed, distributed, and marketed in material compliance with all applicable Health Care Regulatory Laws, including those rules and regulations enacted by any federal, state, or foreign Governmental Entity relating to investigational use, premarket clearance or approval, good laboratory practice, good tissue practice, good clinical practice, good manufacturing practice, labeling, advertising, promotion, recordkeeping, filing of reports, and security.

(b) To the Company’s knowledge, the preclinical and clinical testing, manufacture, labeling, distribution, promotion and sale of the Company Products, whether conducted by or on behalf of the Company, or sponsored by the Company, are and were in material compliance with all Legal Requirements including, but not limited to, FDA’s good laboratory practice regulations at 21 C.F.R. Part 58 and good clinical practice regulations at 21 C.F.R. Parts 50, 54, 56, 11, 312, and 314. The descriptions of the results of such tests and trials provided to BRPA or BRPA’s counsel are complete and accurate in all material respects. The Company is not aware of any studies, tests, or trials the results of which reasonably call into question the results of the tests and trials conducted by or on behalf of the Company. There have been no serious or unanticipated adverse effects associated with the Company Products during clinical studies that have not been reported to the applicable Governmental Entity as required by applicable Legal Requirements. The Company has not received notice of adverse finding, warning letter, or clinical hold notice from an IRB, IEC, FDA, EMEA, or similar Governmental Entity, or any untitled letter or other correspondence or notice from the FDA or any other Governmental Entity or any institutional or ethical review board alleging or asserting noncompliance with any Health Care Regulatory Laws applicable in any jurisdiction. No human clinical trial conducted or sponsored by or on behalf of the Company or on the Company Products has been terminated or suspended by an IRB or IEC, FDA, EMEA, or any other applicable Governmental Entity or any review board.

(c) Neither the Company, any Subsidiary, or, to the Company’s knowledge, any officer, director, employee or contractor thereof has made any untrue statement of a material fact, or failed to disclose a material fact required to be disclosed, to the FDA, EMEA, or other similar Governmental Entity.

(d) Except as set forth in Schedule 2.26(d) of the Company Schedules, the Company has not received any written notices or statements from the FDA, the EMEA, or any other Governmental Entity, and otherwise has no knowledge or reason to believe, that (i) any Company Product is reasonably likely to be rejected or determined to be non-approvable; (ii) a delay in time for review or approval of a marketing authorization application or marketing approval application in any jurisdiction for any Company Product is reasonably likely to be required, requested or being implemented; or (iii) any license, approval, permit or authorization to conduct any clinical trial of, or market, any product or Company Product has been or is reasonably likely to be suspended, revoked, modified or limited.

(e) There are no citations, decisions, adjudications or statements, in each case issued in writing, by any Governmental Entity, and neither the Company nor any Subsidiary is subject to any order asserting that any Company Product is defective or unsafe in any material respect, resulting from design defects or otherwise, or fails in any material respect to meet any standards promulgated by any rule or regulation promulgated by any Governmental Entity.

(f) Except as set forth in Schedule 2.26(f) of the Company Schedules, the Company has not, either voluntarily or involuntarily, initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, field correction, market withdrawal or replacement, safety alert, warning or “dear doctor” letter, investigator notice, or other notice or action relating to an alleged or potential lack of safety or efficacy of any Company Product, any alleged product defect in any Company Product, or any violation of any Legal Requirements or any clinical trial or marketing Permit for any Company Product, and the Company is not aware of any facts or information that would cause it to initiate any such notice or action and has no knowledge or reason to believe that the FDA, the EMEA or any other Governmental Entity or any IRB or IEC or other non-governmental authority intends to impose, require, request or suggest such notice or action.

(g) Neither the Company nor any of its Subsidiaries is the subject of any pending or, to the knowledge of the Company, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Neither the Company nor any of its Subsidiaries has committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto. None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any of their respective officers, employees or agents has been convicted of any crime or engaged in any conduct that (i) could result in a debarment or exclusion under 21 U.S.C. § 335a, (ii) could result in disqualification under FDA investigator disqualification proceedings, (iii) is subject to FDA’s Application Integrity Policy, (iv) is subject to any enforcement proceeding arising from material false statements to FDA pursuant to 18 U.S.C. § 1001, or (v) any similar applicable Legal Requirements. To the knowledge of the Company, no debarment or exclusionary claims, actions, proceedings or investigations in respect of their business or products are pending or threatened against the Company, any of its Subsidiaries or any of their respective officers, employees or agents.

2.27 Health Care Regulatory Compliance.

(a) Except as set forth in Schedule 2.27(a) of the Company Schedules, the Company and each Subsidiary is operating and has operated in material compliance with the Health Care Regulatory Laws. Except as set forth in Schedule 2.27(a) of the Company Schedules, neither the Company, any Subsidiary, or any Affiliate thereof has received any written or oral notice or complaint from a Governmental Entity or any other Person, that allege that the Company or such Subsidiary is not in compliance with any such Health Care Regulatory Laws and that have not been addressed to the satisfaction of such Governmental Entity or complainant.

(b) Neither the Company nor any Subsidiary, or its or their officers or directors, nor, to the Company’s knowledge, any employees or independent contractors of the Company or the Subsidiary, has been excluded, debarred, or suspended from, or otherwise determined to be or identified as ineligible to participate in, any Health Care Program, or convicted of any crime relating to any Health Care Program, and the Company has not received, and to the Company’s knowledge, no officer, director, employee, or independent contractor of the Company has received, any written notice that the Company or such Subsidiary is the subject of any investigation or review regarding its participation in any Health Care Program. Neither the Company nor any Subsidiary, or its or their officers or directors, nor, to the Company’s knowledge, any employees or independent contractors of the Company or such Subsidiary is listed on the Office of Inspector General’s exclusion list, the General Services Administration’s Lists of Parties Excluded from Federal Procurement and Non-procurement Programs, any state Medicaid exclusion list, or similar lists in any jurisdiction in which the Company or a Subsidiary operates.

(c) Neither the Company nor any Subsidiary has been the subject of or received, or has knowledge of any pending or, to the Company’s knowledge, threatened: (i) compliance, disciplinary or enforcement action from any Governmental Entity; (ii) any written notice of noncompliance with or alleged violation of any Health Care Regulatory Laws; or (iii) material finding from an inspection by a Governmental Entity. No Person has filed or, to the Company’s knowledge, has threatened to file against the Company or any Subsidiary any claim under any federal or state whistleblower statute, including without limitation, the Federal False Claims Act (31 U.S.C. §§ 3729 et seq.).

(d) Neither the Company nor any Subsidiary has offered, paid, solicited, or received remuneration in return for referring an individual to or from any customer for the furnishing of any item or service reimbursed under Health Care Programs, subject to applicable safe harbors. All discounts or rebates provided to customers satisfy the requirements of the safe harbor to the Anti-Kickback Statute, 42 C.F.R. § 1001.952(h).

2.28 Board Approval. The board of directors of the Company (the “Company Board”) (including any required committee or subgroup thereof), by resolutions duly adopted, has (a) determined that this Agreement and the Transactions are advisable and in the best interest of the Company and the Company Stockholders, (b) approved this Agreement and the Transactions in accordance with the Company Certificate of Incorporation and declared their advisability, and (c) resolved to recommend that the stockholders of the Company approve and adopt each of the matters requiring Company Stockholder Approval and directed that this Agreement and the Transactions be submitted for consideration by the Company Stockholders in accordance with Section 5.16.

2.29 Company Stockholder Approval. The approval and adoption of this Agreement and the approval of the Transactions by the Company Stockholders requires the affirmative vote of (i) the holders of a majority of the outstanding shares of Company Common Stock and Company Preferred Stock, voting together as a single class on an “as-converted” to Company Common Stock basis , (ii) two-thirds of the outstanding shares of Company Series A Preferred Stock, voting as a separate class and (iii) a two-thirds of the outstanding shares of Company Series B Preferred Stock, voting as a separate class, in each case, given in writing or at a meeting in accordance with the Company Certificate of Incorporation (collectively, the “Company Stockholder Approval”). The Company Stockholder Approval is the only vote of holders of securities of the Company necessary to approve the Merger.

2.30 No Additional Representations and Warranties; No Reliance. Except as provided in this Article II (as modified by the Company Schedules), neither the Company, any Subsidiary, any of their respective Affiliates, nor any of their respective directors, officers, employees, shareholders, or representatives has made, or is making, any representation or warranty whatsoever to BRPA or its Affiliates, and no such Party shall be liable in respect of the accuracy or completeness of any information provided to BRPA or its Affiliates. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement (as modified by the Company Schedules), neither the Company nor any other person on behalf of the Company has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to BRPA, its Affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to BRPA, its Affiliates or any of their respective Representatives or any other person, and any such representations or warranties are expressly disclaimed. The Company acknowledges and agrees (on its own behalf and on behalf of its Affiliates and its Representatives) that: (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of BRPA; (ii) it has been afforded satisfactory access to the books and records, facilities and personnel of BRPA for purposes of conducting such investigation; and (iii) except for the representations and warranties set forth in Article III (as modified by the BRPA Schedules), it is not relying on any representations and warranties from any Person in connection with the Transactions. Neither BRPA nor Merger Sub nor any of its or their respective stockholders, Affiliates or Representatives shall have any liability to the Company or any of its stockholders, Affiliates or Representatives resulting from the use of any information, documents or materials made available to the Company or any of its Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions except as set forth in this Agreement and the Ancillary Agreements.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BRPA AND MERGER SUB

Except as set forth in the BRPA’s disclosure letter delivered by BRPA to the Company in connection with this Agreement (the “BRPA Schedules”) (each Schedule of which qualifies (a) the correspondingly numbered representation, warranty or covenant specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face or cross-referenced), each of BRPA and Merger Sub hereby represents and warrants to the Company as follows:

3.1 Organization and Qualification.

(a) Each of BRPA and Merger Sub (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted; and (ii) is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted. Complete and correct copies of the Charter Documents of BRPA and Merger Sub, as amended and currently in effect, have been made available to the Company or Company’s counsel.

(b) BRPA is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased, or operated by it or the nature of its activities makes such qualification or licensing necessary. Each jurisdiction in which BRPA is so qualified or licensed is listed in Schedule 3.1(b) of the BRPA Schedules.

3.2 Subsidiaries. Other than as set forth in Schedule 3.2 of the BRPA Schedules, BRPA has no direct or indirect Subsidiaries or participations in joint ventures or other entities. BRPA does not own, directly or indirectly, any equity or voting interest in any Person or has any agreement or commitment to purchase any such interest, and has not agreed and is not obligated to make nor is bound by any written or oral agreement, contract, subcontract, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment or undertaking of any nature, as of the date hereof or as may hereafter be in effect under which it may become obligated to make, any future investment in or capital contribution to any other Person.

3.3 Capitalization.

(a) The authorized capital stock of BRPA as of the date of this Agreement consists of 100,000,000 shares of BRPA Common Stock and 1,000,000 shares of BRPA Preferred Stock. No BRPA Preferred Stock is issued and outstanding. Schedule 3.3(a) of the BRPA Schedules sets forth the issued and outstanding BRPA Common Stock, BRPA Rights, BRPA Warrants, BRPA Units, and BRPA unit purchase options and each other option, warrant, purchase right, conversion, right, exchange right, or other BRPA Contract exercisable for, exchangeable for, or convertible into capital stock of BRPA as of the date of this Agreement. All of the foregoing issued and outstanding equity interests of BRPA have been duly authorized, are validly issued, free and clear of all Liens, in compliance in all respects with all Legal Requirements, fully paid and non-assessable, have not been issued in violation of any preemptive or subscription rights, and are not subject to any preemptive or subscription rights that will survive the Closing Date. BRPA has no issued or outstanding equity interests other than the equity interests that are that set forth on Schedule 3.3(a) of the BRPA Schedules. All shares of BRPA Common Stock subject to issuance, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, and nonassessable, free and clear of all Liens, and will have not been issued in violation of any preemptive or subscription rights, and are not subject to any preemptive or subscription rights that will survive the Closing Date. All outstanding shares of BRPA Common Stock, BRPA Warrants, and BRPA Rights have been issued and granted in compliance with (x) all applicable securities laws and (in all material respects) other applicable Legal Requirements, and (y) all requirements set forth in any applicable BRPA Contracts and Charter Documents.

(b) Except as provided for in this Agreement or as set forth in Schedule 3.3(b) of the BRPA Schedules, there are no subscriptions, options, warrants, convertible notes, derivative securities, equity securities, or other ownership interests, calls, rights (including preemptive rights), commitments or agreements of any character to which BRPA is a party or by which it is bound obligating BRPA to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock or other ownership interests of BRPA or obligating BRPA to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment, or agreement. BRPA does not have any outstanding bonds, debentures, notes or other obligations the holders of which have or upon the happening of certain events would have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with the BRPA Stockholders on any matter.

(c) Except as set forth in Schedule 3.3(c) of the BRPA Schedules or as contemplated by this Agreement, there are no registration rights, and there is no voting trust, proxy, rights plan, anti-takeover plan, or other agreements or understandings to which BRPA or Merger Sub is a party or by which BRPA or Merger Sub is bound with respect to any BRPA Securities.

(d) Except as provided for in this Agreement or as set forth in Schedule 3.3(d) of the BRPA Schedules, as a result of the consummation of the Merger, no shares of capital stock, warrants, options, or other securities of BRPA or Merger Sub are issuable and no rights in connection with any shares, warrants, options, or other securities of BRPA or Merger Sub accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

(e) Except as provided for in this Agreement or as set forth in Schedule 3.3(e) of the BRPA Schedules, no outstanding BRPA Securities are unvested or subjected to a repurchase option, risk of forfeiture, or other condition under any applicable agreement with BRPA.

(f) The authorized and outstanding capital stock of Merger Sub is 1,000 shares of common stock, par value $0.0001 per share. BRPA owns all of the outstanding common stock of Merger Sub, free and clear of all Liens.

3.4 Authority Relative to this Agreement.

(a) Each of BRPA and Merger Sub has all requisite power and authority to enter into this Agreement and each Ancillary Agreement to which BRPA or Merger Sub, respectively is (or with respect to Ancillary Agreements to be entered into at or prior to the Closing, will be) a party and, subject to the receipt of the BRPA Stockholder Approval, to consummate the Merger. The execution and delivery of this Agreement and each Ancillary Agreement by BRPA and Merger Sub, respectively, has been (or with respect to Ancillary Agreements to be entered into at the Closing, will be) duly authorized by all necessary corporate action on the part of BRPA and Merger Sub, subject to the receipt of the BRPA Stockholder Approval. This Agreement and each Ancillary Agreement to which BRPA or Merger Sub, respectively, is (or with respect to Ancillary Agreements to be entered into at or prior to the Closing, will be) a party (i) has been (or, in the case of Ancillary Agreements to be entered into at or prior to the Closing, will be when executed and delivered) duly executed and delivered by BRPA and Merger Sub and (ii) assuming due authorization, execution and delivery thereof by each other party hereto and thereto, is (or, in the case of Ancillary Agreements to be entered into at the Closing, will be when executed and delivered) enforceable against BRPA and Merger Sub in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

(b) The board of directors of BRPA (the “BRPA Board”) has, as of the date of this Agreement, unanimously (i) determined that this Agreement and the Transactions are advisable and in the best interests of BRPA and its stockholders, (ii) approved this Agreement and the Transactions in accordance with the Charter Documents of BRPA and declared their advisability, (iii) approved the Transactions as a Business Combination, (iv) determined that the fair market value of the Company is equal to at least 80% of the balance held in the Trust Fund (excluding taxes payable on the income earned on the Trust Fund) as of the date hereof, and (v) resolved to recommend that the stockholders of BRPA approve each of the matters requiring BRPA Stockholder Approval and directed that this Agreement and the Transactions, be submitted for consideration by the stockholders of BRPA at the BRPA Special Meeting.

(c) The board of directors of Merger Sub has approved and declared advisable, this Agreement and the Transactions, and BRPA, in its capacity as the sole stockholder of Merger Sub shall approve and adopt this Agreement by written consent immediately following its execution.

(d) The affirmative vote of (i) holders of a majority of the outstanding shares of BRPA Common Stock present and entitled to vote at the BRPA Special Meeting shall be required to approve the Transaction Proposal, (ii) holders of a majority of the outstanding shares of BRPA Common Stock cast at the BRPA Special Meeting shall be required to approve the Nasdaq Proposal and the BRPA Plan Proposal and (iii) holders of a majority of the outstanding shares of BRPA Common Stock shall be required to approve the A&R Charter Proposal, in each case, assuming a quorum is present, are the only votes of any of BRPA’s capital stock necessary in connection with the entry into this Agreement by BRPA, and the consummation of the Transactions, including the Merger (the approval by BRPA Stockholders of all of the foregoing, collectively, the “BRPA Stockholder Approval”)

3.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement and each Ancillary Agreement to which BRPA and Merger Sub are party by BRPA and Merger Sub does not and will not, and the consummation by BRPA and Merger Sub of the transactions contemplated hereby and thereby does not and will not, and the performance of this Agreement and each such Ancillary Agreements by BRPA and Merger Sub shall not: (i) conflict with or violate their respective Charter Documents, (ii) conflict with or violate any applicable Legal Requirements, (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair BRPA’s or Merger Sub’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of BRPA or Merger Sub (other than Permitted Liens) pursuant to, any BRPA Contracts or (iv) result in the triggering, acceleration or increase of any payment to any Person pursuant to any BRPA Contract, including any “change in control” or similar provision of any BRPA Contract, except, with respect to clauses (ii), (iii) and (iv), for any such conflicts, violations, breaches, defaults, impairments, alterations triggerings, accelerations, increases or other occurrences that would not, individually and in the aggregate, have a BRPA Material Adverse Effect.

(b) The execution and delivery of this Agreement and each Ancillary Agreement by BRPA and Merger Sub do not and will not, and the performance of their respective obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or other third party (including, without limitation, lenders and lessors), except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, state securities laws, and the rules and regulations thereunder, and appropriate documents with the relevant authorities of other jurisdictions in which BRPA or Merger Sub is qualified to do business, (ii) the filing of any notifications required under the HSR Act and the expiration of the required waiting period thereunder, and (iii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to prevent the consummation of the Merger or otherwise prevent BRPA or Merger Sub from performing its material obligations under this Agreement on a timely basis.

3.6 Compliance. Except as set forth in Schedule 3.6 of the BRPA Schedules, each of BRPA and Merger Sub has complied with all, and is not in violation of any, applicable Legal Requirements with respect to the conduct of its business, or the ownership or operation of its business. The businesses and activities of BRPA and Merger Sub have not been and are not being conducted in violation of any applicable Legal Requirements. Neither BRPA nor Merger Sub is in default or violation in any material respect of any term, condition or provision of any applicable Charter Documents. Except as set forth in Schedule 3.6 of the BRPA Schedules, no written notice of non-compliance with any applicable Legal Requirements has been received by BRPA or Merger Sub (and BRPA has no knowledge of any such notice delivered to any other Person).

3.7 BRPA SEC Reports and Financial Statements.

(a) Except as set forth in Schedule 3.7(a) of the BRPA Schedules, BRPA has timely filed all required registration statements, reports, schedules, forms, statements and other documents filed by BRPA with the SEC since its formation (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “BRPA SEC Reports”). None of the BRPA SEC Reports, as of their respective dates (or, if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to BRPA or the BRPA SEC Reports. To the knowledge of BRPA, as of the date hereof, (i) none of the BRPA SEC Reports is the subject of ongoing SEC review or outstanding SEC comment and (ii) neither the SEC nor any other Governmental Entity is conducting any investigation or review of any BRPA SEC Report.

(b) The audited financial statements of BRPA (“BRPA Audited Financial Statements”) and unaudited interim financial statements of BRPA (“BRPA Unaudited Financial Statements” and, together with the BRPA Audited Financial Statements, the “BRPA Financial Statements”) (including, in each case, the notes and schedules thereto) included in the BRPA SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with U.S. GAAP applied on a consistent basis in accordance with past practice during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and Regulation S-X or Regulation S-K, as applicable, and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments, the effect of which are not, individually or in the aggregate, material, and the absence of complete footnotes to the extent permitted by Regulation S-X or Regulation S-K, as applicable) in all material respects the financial position of BRPA as of the respective dates thereof and the results of their operations and cash flows for the respective periods then ended.

(c) BRPA has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 or 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to BRPA is made known to BRPA’s principal executive officer and its principal financial officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To BRPA’s knowledge, such disclosure controls and procedures are effective in timely alerting BRPA’s principal executive officer and principal financial officer to material information required to be included in BRPA’s periodic reports required under the Exchange Act.

(d) BRPA has established and maintained a system of internal accounting controls. To BRPA’s knowledge, such internal accounting controls are effective and sufficient to provide reasonable assurance regarding the reliability of BRPA’s financial reporting and the preparation of the BRPA Financial Statements for external purposes in accordance with U.S. GAAP.

(e) There are no outstanding loans or other extensions of credit made by BRPA to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of BRPA. BRPA has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f) Except as otherwise noted in the BRPA Financial Statements, the accounts and notes receivable of BRPA reflected in the BRPA Financial Statements: (i) arose from bona fide sales transactions in the ordinary course of business and are payable on ordinary trade terms, (ii) are legal, valid and binding obligations of the respective debtors enforceable in accordance with their terms, except as such may be limited by bankruptcy, insolvency, reorganization, or other similar laws affecting creditors’ rights generally, and by general equitable principles, (iii) are not subject to any valid set-off or counterclaim to which BRPA has been notified in writing as of the date hereof except to the extent set forth in such balance sheet contained therein, and (iv) are not the subject of any actions or proceedings brought by or on behalf of BRPA as of the date hereof.

3.8 No Undisclosed Liabilities. There is no liability, debt or obligation against BRPA or its Subsidiaries that would be required to be set forth or reserved for on a balance sheet of BRPA and its Subsidiaries (and the notes thereto) prepared in accordance with U.S. GAAP and in accordance with past practice, except for liabilities and obligations (a) reflected or reserved for on the BRPA Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the BRPA Financial Statements in the ordinary course of the operation of business of BRPA and its Subsidiaries, (c) disclosed in the BRPA Schedules (including Section 3.8 of the BRPA Schedules, (d) arising under this Agreement or the performance by BRPA of its obligations hereunder, or (e) that would not, individually or in the aggregate, reasonably be expected to be material to BRPA and its Subsidiaries, taken as a whole.

3.9 Absence of Certain Developments. Except as contemplated by this Agreement, since the date of the most recent BRPA Financial Statement to the date of this Agreement, there has not been a BRPA Material Adverse Effect, the business of BRPA has been conducted in the ordinary course of business, and BRPA has not taken any action that would have required the prior written consent of the Company under Section 4.2 if such action had been taken during the Interim Period.

3.10 Litigation. Except as set forth in Schedule 3.10 of the BRPA Schedules, there are no, and have never been any, claims, suits, actions or proceedings pending or, to BRPA’s knowledge, threatened against BRPA or Merger Sub before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator.

3.11 Employee Benefit Plans. Neither BRPA nor Merger Sub maintains, and neither have any liability under, any Plan, and neither the execution and delivery of this Agreement nor the consummation of the Merger will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus, or otherwise) becoming due to any shareholder, director, or employee of BRPA or Merger Sub, or (ii) result in the acceleration of the time of payment or vesting of any such benefits.

3.12 Labor Matters. Neither BRPA nor Merger Sub is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by BRPA or Merger Sub and BRPA does not know of any activities or proceedings of any labor union to organize any such employees. Other than as described in the BRPA SEC Reports, neither BRPA nor Merger Sub has ever had any employees.

3.13 Business Activities. Since its organization, BRPA has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the BRPA Charter Documents, there is no agreement, commitment, exclusive license, judgment, injunction, order, or decree binding upon BRPA or to which BRPA is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of BRPA, any acquisition of property by BRPA, or the conduct of business by BRPA. Since its organization, Merger Sub has not conducted any business activities other than in connection with this Agreement. In addition, none of BRPA or Merger Sub or any of their respective Subsidiaries or Associates has an interest of five percent (5%) or greater in an entity that operate in the same industries as or compete with the Company or any of its Subsidiaries. For purposes of this Section 3.13, “Associate” is defined pursuant to 16 C.F.R. § 801.1(d)(2).

3.14 Title to Property. Neither BRPA nor Merger Sub owns or leases any real property or personal property. Except as set forth in Schedule 3.14 of the BRPA Schedules, there are no options or other contracts under which BRPA or Merger Sub has a right or obligation to acquire or lease any interest in real property or personal property.

3.15 Intellectual Property. Neither BRPA nor Merger Sub owns, licenses, or otherwise has any right, title or interest in any material Intellectual Property Rights.

3.16 Taxes. Except as set forth in Schedule 3.16 of the BRPA Schedules:

(a) BRPA has timely filed all material Returns required to be filed by BRPA with any Tax authority prior to the date hereof (after giving effect to any valid extensions of time in which to make such filings). All such Returns are true, correct, and complete in all material respects. BRPA has paid all material amounts of Taxes shown to be due and payable on such Returns.

(b) All material amounts of Taxes that BRPA is required by applicable Legal Requirements to withhold or collect have been duly withheld or collected and have been timely paid over to the proper Governmental Entity to the extent due and payable.

(c) BRPA has not been delinquent in the payment of any material amount of Tax, nor is there any material Tax deficiency outstanding, proposed or assessed by a taxing authority against BRPA (other than any deficiencies that have since been resolved), nor has BRPA executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any material amount of Tax.

(d) No material audit or other examination of any Return of BRPA by any Tax authority is presently in progress, nor has BRPA been notified of any request for such an audit or other examination.

(e) No material adjustment relating to any Returns filed by BRPA has been formally proposed by any Tax authority to BRPA or any representative thereof.

(f) BRPA has not taken any action, nor is it aware of any fact or circumstance that would reasonably be expected to prevent or impede, the Merger from qualifying as a reorganization governed by Section 368 of the Code.

3.17 Brokers. Except as set forth in Schedule 3.17 of the BRPA Schedules, neither BRPA nor Merger Sub has incurred liability for or is obligated to make any payments with respect to, and neither BRPA nor Merger Sub will incur liability for or will be obligated to make any payments with respect to, any brokerage, investment banking fees or finders’ fees or agent’s commissions or any similar charges in connection with this Agreement or any of the Transactions. Except as set forth in Schedule 3.17 of the BRPA Schedules, neither BRPA nor Merger Sub has entered into any contract, agreement, understanding, arrangement or commitment of any sort pursuant to which BRPA or the Surviving Corporation or any of its direct or indirect Subsidiaries could, directly or indirectly, incur any liability for or be obligated to make any payments with respect to, any brokerage, investment banking fees or finders’ fees or agent’s commissions or any similar charges in connection with this Agreement or any of the Transactions.

3.18 Agreements, Contracts and Commitments.

(a) Except as set forth in the BRPA SEC Reports filed prior to the date of this Agreement or as set forth on Schedule 3.18(a) of the BRPA Schedules, other than confidentiality and non-disclosure agreements, there are no contracts, agreements, leases, mortgages, indentures, notes, bonds, Liens, license, permit, franchise, purchase orders, sales orders or other understandings, commitments or obligations (including without limitation outstanding offers or proposals) of any kind, whether written or oral, to which BRPA or Merger Sub is a party or by or to which any of the properties or assets of BRPA or Merger Sub may be bound, subject or affected, which may not be cancelled without penalty or liability by BRPA on less than 30 days’ or less prior notice (“BRPA Contracts”). All BRPA Contracts are listed in Schedule 3.18(a) of the BRPA Schedules other than those that are exhibits to the BRPA SEC Reports.

(b) Except as set forth in the BRPA SEC Reports filed prior to the date of this Agreement, each BRPA Contract was entered into at arms’ length and in the ordinary course, is in full force and effect, and is valid and binding upon and enforceable against each of the parties thereto, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies. True, correct, and complete copies of all BRPA Contracts (or written summaries in the case of oral BRPA Contracts) have been made available to the Company or Company counsel.

(c) Neither BRPA, Merger Sub, nor, to the knowledge of BRPA, any other party thereto is in breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any BRPA Contract, and no party to any BRPA Contract has given any written notice of any claim of any such breach, default or event under a BRPA Contract.

3.19 Insurance. Except for directors’ and officers’ liability insurance, neither BRPA nor Merger Sub maintains any Insurance Policy.

3.20 Interested Party Transactions. Except as set forth on Schedule 3.20 of the BRPA Schedules or in the BRPA SEC Reports, none of BRPA or its Subsidiaries is a party to any transaction, agreement, arrangement or understanding with any (i) present or former executive officer or director of any of BRPA or its Subsidiaries, (ii) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of any of BRPA or its Subsidiaries or (iii) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (each of the foregoing, an “BRPA Affiliate Agreement”).

3.21 BRPA Listing. The BRPA Common Stock, BRPA Warrants, BRPA Rights, and BRPA Units are listed for trading on the Nasdaq Capital Market (“Nasdaq”). Except as set forth in the BRPA SEC Reports or Schedule 3.21 of the BRPA Schedules, there is no, and there has not been any, action or proceeding pending or, to BRPA’s knowledge, threatened against BRPA by Nasdaq with respect to any intention by such entity to prohibit or terminate the listing of BRPA Common Stock on Nasdaq. None of BRPA, Merger Sub, or any of its or their Affiliates has taken any action in an attempt to terminate the registration of the BRPA Common Stock under the Exchange Act.

3.22 Trust Fund. As of the date hereof, BRPA has no less than five million nine hundred thousand dollars ($5,900,000) in a trust account administered by Continental, such monies being invested in United States Government securities or money market funds meeting the conditions under Rule 2a-7(d) promulgated under the Investment Company Act of 1940, as amended (the “Trust Fund”), held in trust pursuant to that certain Investment Management Trust Agreement, dated as of November 20, 2017, between BRPA and Continental (the “Trust Agreement”). The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms and has not been amended or modified. There are no separate contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the BRPA SEC Reports to be inaccurate or that would entitle any Person (other than pursuant to valid redemptions by BRPA Stockholders) to any portion of the proceeds in the Trust Fund. There are no proceedings pending or, to the knowledge of BRPA, threatened with respect to the Trust Fund. The Trust Fund will be utilized in accordance with Section 5.13.

3.23 Registration Statement. None of the information relating to BRPA and Merger Sub to be included in the Registration Statement will, as of the date the Registration Statement (or any amendment or supplement thereto) is first mailed to the BRPA Stockholders, at the time of the BRPA Special Meeting, or at the Effective Time, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 3.23, no representation or warranty is made by BRPA with respect to information or statements made or incorporated by reference in the Registration Statement that were not supplied by or on behalf of BRPA for use therein.

3.24 No Additional Representations and Warranties; No Reliance. Except as provided in this Article III (as modified by the BRPA Schedules), neither BRPA, Merger Sub, any of its or their Affiliates, nor any of their respective directors, officers, employees, shareholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company, any Subsidiary, or their Affiliates, and no such Party shall be liable in respect of the accuracy or completeness of any information provided to the Company, any Subsidiary or their Affiliates. BRPA and Merger Sub each acknowledges and agrees (on its own behalf and on behalf of its Affiliates and its respective Representatives) that: (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company and its Subsidiaries; (ii) it has been afforded satisfactory access to the books and records, facilities and personnel of the Company and its Subsidiaries for purposes of conducting such investigation; (iii) except for the representations and warranties set forth in Article II (as modified by the Company Schedules), it is not relying on any representations and warranties from any Person in connection with the Transactions, and (iv) neither the Company nor any of its stockholders, Affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company. Neither the Company nor any of its stockholders, Affiliates or Representatives shall have any liability to BRPA or Merger Sub or any of their respective stockholders, Affiliates or Representatives resulting from the use of any information, documents or materials made available to BRPA, Merger Sub or any of their Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions except as set forth in this Agreement and the Ancillary Agreements.

ARTICLE IV

CONDUCT PRIOR TO CLOSING

4.1 Conduct of Business by the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms and the Closing (the “Interim Period”), each of the Company and the Company’s Subsidiaries shall, except to the extent that BRPA shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or as set forth in Schedule 4.1 of the Company Schedules or as contemplated by this Agreement, carry on its business in the usual, regular and ordinary course consistent with past practices, in substantially the same manner as heretofore conducted and in compliance with all applicable Legal Requirements (except as expressly contemplated by Schedule 4.1 of the Company Schedules) and use its commercially reasonable efforts consistent with past practices and policies to (i) preserve substantially intact its present business organization, (ii) keep available the services of its present key officers and employees, and (iii) preserve its relationships with key customers, suppliers, distributors, licensors, licensees, and others with which it has significant business dealings; provided, that, in the case of each of the preceding clauses (i)-(iii), during any period of full or partial suspension of operations related to COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof), the Company may, in connection with the COVID-19 pandemic (or any mutation or variation thereof), take such actions as are reasonably necessary (A) to protect the health and safety of the Company’s or its Subsidiaries’ employees and other individuals having business dealings with the Company or its Subsidiaries or (B) to reasonably respond to third-party supply or service disruptions caused by the COVID-19 pandemic, COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof), shall provide prompt notice to BRPA of the taking of any action permitted by this proviso. In addition, except as required or permitted or contemplated by the terms of this Agreement or as set forth in Schedule 4.1 of the Company Schedules, without the prior written consent of BRPA, which consent shall not be unreasonably withheld, conditioned or delayed, during the Interim Period, the Company and the Company’s Subsidiaries shall not do any of the following:

(a) Waive any stock repurchase rights, accelerate, amend or (except as specifically provided for herein) change the period of exercisability of options or restricted stock, or reprice options granted under any Plan or authorize cash payments in exchange for any options granted under any Plan;

(b) Grant any material severance or termination pay to (i) any officer or (ii) any employee, except pursuant to applicable Legal Requirements, written agreements outstanding, or Plans or policies existing on the date hereof and as previously or concurrently disclosed or made available to the other Party, or in the case of the Company and its Subsidiaries except in connection with the promotion, hiring or firing of any employee in the ordinary course of business consistent with past practice;

(c) Abandon, dispose of, allow to lapse, transfer, sell, assign, or exclusively license to any Person or otherwise extend, amend or modify any existing or future Intellectual Property Rights;

(d) Fail to pay its accounts payable or collect its accounts receivable in accordance with past practices;

(e) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or other equity securities (other than any such dividend or distribution by a Subsidiary of the Company to the Company or another such Subsidiary), or split, combine or reclassify any capital stock or other equity securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(f) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock or other equity securities or ownership interests;

(g) Issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities at an implied equity valuation of the Company of less than $500,000,000; provided that this clause (g) shall not prohibit the issuances of shares in respect of any exercise of Company Stock Options, which shares, for the avoidance of doubt, will be converted into the Per Share Merger Consideration pursuant to Section 1.3(b); provided, further, that the Company may grant equity compensation awards in respect of shares of Company Common Stock in connection with the hiring of new employees or promotions of employees or pursuant to Plans existing as of the date hereof, which equity awards shall be treated for all purposes of this Agreement as Company Stock Options;

(h) Amend its Charter Documents in any material respect;

(i) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association, or other business organization or division thereof, or otherwise acquire or agree to acquire outside the ordinary course of business any assets which are material, individually or in the aggregate, to the business of such Party or enter into any joint ventures, strategic partnerships or alliances, or other arrangements that provide for exclusivity of territory or otherwise restrict such Party’s ability to compete or to offer or sell any products or services to other Persons. For purposes of this paragraph, “material” includes the requirement that, as a result of such transaction, financial statements of the acquired, merged, or consolidated entity be included in the Registration Statement;

(j) Sell, lease, license, encumber or otherwise dispose of any properties or assets, except the sale, lease or disposition of property or assets in the ordinary course of business consistent with past practices that are not material, individually or in the aggregate, to the business of the Company;

(k) Except as contemplated by Section 5.15 hereunder, or as otherwise required by applicable Legal Requirements or pursuant to an existing Plan, policy or Company Contract, (i) adopt or materially amend any

Plan (including any Plan that provides for severance) or collective bargaining agreement (in each case, other than in the ordinary course of business consistent with past practice), (ii) pay any special bonus or special remuneration to any director or employee, except in the ordinary course of business consistent with past practices, or (iii) materially increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants, except in the ordinary course of business consistent with past practices;

(l) (i) Pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement) other than the payment, discharge, settlement or satisfaction of any claims, liabilities or obligations in the ordinary course of business consistent with past practices or in accordance with their terms, or recognized or disclosed in the most recent Company Financial Statements, as applicable, or incurred since the date of such financial statements, (ii) settle any material litigation where the consideration given by the Party is other than monetary or to which an officer, director or employee of such Person is a party in his or her capacity as such, or (iii) waive the benefits of, agree to modify in any material manner, terminate, release any Person from or knowingly fail to enforce any material confidentiality or similar agreement to which the Company or any of its Subsidiaries is a party or of which the Company any of its Subsidiaries is a beneficiary (other than with customers and other counterparties in the ordinary course of business consistent with past practices);

(m) Except in the ordinary course of business consistent with past practices, modify in any material respect or terminate (other than in accordance with its terms) any Material Company Contract or waive, delay the exercise of, release or assign any material rights or claims thereunder;

(n) Except as required by law or U.S. GAAP, revalue any of its assets in any manner or make any change in accounting methods, principles or practices;

(o) Except (i) in the ordinary course of business consistent with past practices, or (ii) in connection with the promotion, hiring or firing of any employee, incur or enter into any agreement, contract or commitment requiring such Party to pay in excess of $500,000 in any 12-month period;

(p) Make, revoke, amend, or rescind any material Tax elections that, individually or in the aggregate, would be reasonably likely to adversely affect the Tax liability or Tax attributes of such Party, settle or compromise any material income Tax liability outside the ordinary course of business or, except as required by applicable Legal Requirements, change any material method of accounting for Tax purposes or prepare or file any material Return in a manner inconsistent with past practice;

(q) Form or establish any Subsidiary except in the ordinary course of business consistent with prior practice or as contemplated by this Agreement;

(r) Make capital expenditures in excess of $500,000;

(s) Enter into any material transaction with or distribute or advance any assets or property to any of its officers, directors, partners, stockholders, managers, members or other Affiliates other than (i) the payment of salary and benefits and the advancement of expenses in the ordinary course of business consistent with prior practice or (ii) such distributions or advancements by a Subsidiary of the Company to the Company or another such Subsidiary;

(t) Close any facility or discontinue any material line of business or any material business operations; or

(u) Agree in writing or otherwise agree or commit to take any of the actions described in Section 4.1(a) through (t) above.

4.2 Conduct of Business by BRPA and Merger Sub. During the Interim Period, each of BRPA and Merger Sub shall, except to the extent that the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or as set forth in Schedule 4.2 of the BRPA Schedules or as contemplated by this Agreement, carry on its business in the usual, regular and ordinary course consistent with past practices, in substantially the same manner as heretofore conducted and in compliance with all applicable Legal Requirements (except as expressly contemplated by Schedule 4.2 of the BRPA Schedules) and use its reasonable best efforts consistent with past practices and policies to (i) preserve substantially intact its present business organization and (ii) keep available the services of its present key officers. In addition, except as required or permitted or contemplated by the terms of this Agreement or as set forth in Schedule 4.2 of the BRPA Schedules, without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed, during the Interim Period, BRPA and Merger Sub shall not do any of the following:

(a) Waive any stock repurchase rights;

(b) Grant any severance or termination pay to, or hire, any (i) officer or (ii) any employee;

(c) Abandon, dispose of, allow to lapse, transfer, sell, assign, or exclusively license to any Person or otherwise extend, amend or modify any existing or future Intellectual Property Rights;

(d) Fail to pay its accounts payable or collect its accounts receivable in accordance with past practices;

(e) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or other equity securities, or split, combine or reclassify any capital stock or other equity securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(f) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock or other equity securities or ownership interests, except with respect to redemptions of BRPA Common Stock by BRPA Stockholders in connection with the Offer;

(g) Issue, deliver, sell, authorize, pledge or otherwise encumber, or agree to any of the foregoing with respect to, any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or ownership interests, or subscriptions, rights, warrants or options to acquire any shares of capital stock or other equity securities or ownership interests or any securities convertible into or exchangeable for shares of capital stock or other equity securities or other ownership interests, or enter into other agreements or commitments of any character obligating it to issue any such shares, equity securities or other ownership interests or convertible or exchangeable securities;

(h) Amend its Charter Documents in any respect, other than (1) to effectuate the BRPA A&R Charter and the BRPA A&R Bylaws or (2) make any necessary amendments to the BRPA’s Amended and Restated Certificate of Incorporation solely in connection with the Extension;

(i) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association, or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or enter into any joint ventures, strategic partnerships or alliances, or other arrangements that provide for exclusivity of territory or otherwise restrict such Party’s ability to compete or to offer or sell any products or services to other Persons;

(j) Sell, lease, license, encumber or otherwise dispose of any properties or assets;

(k) Except for BRPA Borrowings, incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person or Persons (other than Affiliates), issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

(l) (i) Adopt or materially amend any Plan (including any Plan that provides for severance), or enter into any employment contract or collective bargaining agreement (other than in the ordinary course of business consistent with past practice), (ii) pay any special bonus or special remuneration to any director or employee, or (iii) increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants;

(m) (i) Pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement), or (ii) waive the benefits of, agree to modify in any material manner, terminate, release any Person from or knowingly fail to enforce any material confidentiality or similar agreement to which the BRPA or any of its Subsidiaries is a party or of which BRPA or any of its Subsidiaries is a beneficiary;

(n) Except in the ordinary course of business consistent with past practices, modify in any respect or terminate (other than in accordance with its terms) any BRPA Contract, as applicable, or waive, delay the exercise of, release or assign any material rights or claims thereunder;

(o) Except as required by law or U.S. GAAP, revalue any of its assets in any manner or make any change in accounting methods, principles or practices;

(p) Incur or enter into any agreement, contract or commitment requiring such Party to pay in excess of $10,000 in any 12-month period;

(q) Make, revoke, amend, or rescind any Tax elections that, individually or in the aggregate, would be reasonably likely to adversely affect the Tax liability or Tax attributes of such Party, settle or compromise any income Tax liability outside the ordinary course of business or, except as required by applicable Legal Requirements, change any method of accounting for Tax purposes or prepare or file any Return in a manner inconsistent with past practice;

(r) Form or establish any Subsidiary except as contemplated by this Agreement;

(s) Make capital expenditures;

(t) Enter into any transaction with or distribute or advance any assets or property to any of its officers, directors, partners, stockholders, managers, members or other Affiliates;

(u) enter into, renew or amend in any material respect, any BRPA Affiliate Agreement (or any contract, that if existing on the date hereof, would have constitute an BRPA Affiliate Agreement); or

(v) Agree in writing or otherwise agree or commit to take any of the actions described in Section 4.2(a) through (v) above.

4.3 Confidentiality; Access to Information.

(a) Confidentiality. BRPA acknowledges that the information being provided to it in connection with this Agreement and the consummation of the Transactions is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. At the Effective Time, the Confidentiality Agreement shall terminate with respect to information relating to the Company and its Subsidiaries.

(b) Access to Information.

(i) Subject to the terms of the Confidentiality Agreement and any other confidentiality obligations and similar restrictions that may be applicable to information furnished to the Company or its Subsidiaries by third parties that may be in the Company’s or its Subsidiaries’ possession from time to time, and except for any information which (x) in the opinion of legal counsel of the Company would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable law, or (y) relates to interactions with prospective buyers of the Company or the negotiation of this Agreement and the Transactions, the Company will afford BRPA and its Representatives (subject to the execution of customary access letters) reasonable access during normal business hours, upon reasonable notice, in such manner as to not interfere with the normal operation of the Company and its Subsidiaries, to the properties, books, records and management personnel of the Company during the Interim Period to obtain all information concerning the business, including the status of business development efforts, properties, results of operations and personnel of the Company, as BRPA may reasonably request; provided, that such access shall not include any invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries without the prior written consent of the Company. The Parties shall use reasonable best efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. No information or knowledge obtained by BRPA in any investigation pursuant to this Section 4.3(b)(i) will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the Parties to consummate the Merger.

(ii) Subject to the terms of the Confidentiality Agreement and any other confidentiality obligations and similar restrictions that may be applicable to information furnished to BRPA by third parties that may be in BRPA’s possession from time to time, and except for any information which (x) in the opinion of legal counsel of BRPA would result in the loss of attorney-client privilege or other privilege from disclosure or would conflict with any applicable law, or (y) relates to interactions with prospective targets for a Business Combination or the negotiation of this Agreement and the Transactions, BRPA will afford the Company and its Representatives (subject to the execution of customary access letters) reasonable access during normal business hours, upon reasonable notice, in such manner as to not interfere with the normal operation of BRPA, to the properties, books, records and personnel of BRPA during the Interim Period to obtain all information concerning the business, including properties, results of operations and personnel of BRPA, as the Company may reasonably request. The Parties shall use reasonable best efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. No information or knowledge obtained by the Company in any investigation pursuant to this Section 4.3(b)(ii) will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the Parties to consummate the Merger.

4.4 Exclusivity.

(a) During the Interim Period, to the extent not inconsistent with the fiduciary duties of the BRPA Board, BRPA shall not, shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its and their Representatives not to, directly or indirectly, solicit, initiate, enter into, or continue discussions, negotiations, or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to any Person relating to, or enter into or consummate any transaction relating to, (i) any Business Combination, merger, or sale of ownership interests or material assets of BRPA, or a recapitalization, share exchange, or similar transaction with respect to BRPA or any of its Subsidiaries or (ii) any financing, investment, acquisition, purchase, merger, sale or any other similar transaction that would restrict, prohibit or inhibit the Company’s or BRPA’s ability to consummate the Merger and the other Transactions, in each case, other than the Merger and the other Transactions (the transactions in subsections (i) and (ii), collectively “BRPA Competing Transactions”). In addition, BRPA will, and will cause its Subsidiaries and use reasonable best efforts to cause its and their Representatives to, promptly cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any BRPA Competing Transaction. BRPA will promptly (and in any event within two (2) Business Days) notify the Company if BRPA or any of its Subsidiaries, or, to BRPA’s knowledge, any of BRPA’s Representatives receives any inquiry, proposal, offer or submission with respect to a BRPA Competing Transaction (including the identity of the Person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of this Agreement, and will provide the Company with a copy of such inquiry, proposal, offer or submission.

(b) During the Interim Period, to the extent not inconsistent with the fiduciary duties of the Company Board, the Company shall not, shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its and their Representatives not to, directly or indirectly, solicit, initiate, enter into, or continue discussions, negotiations, or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to any Person relating to, or enter into or consummate any transaction relating to, (i) any merger or sale of ownership interests or material assets of the Company, or a recapitalization, share exchange, or similar transaction with respect to the Company or any of its Subsidiaries or (ii) any financing, investment, acquisition, purchase, merger, sale or any other similar transaction that would restrict, prohibit or inhibit the Company’s or BRPA’s ability to consummate the Merger and the other Transactions, in each case, other than the Merger and the other Transactions (the transactions in subsections (i) and (ii), collectively “Company Competing Transactions”). In addition, the Company will, and will cause its Subsidiaries and use reasonable best efforts to cause its and their Representatives to, promptly cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Company Competing Transaction. The Company will promptly (and in any event within two (2) Business Days) notify BRPA if the Company or any of its Subsidiaries, or, to the Company’s knowledge, any of the Company’s Representatives receives any inquiry, proposal, offer or submission with respect to a Company Competing Transaction (including the identity of the Person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of this Agreement, and will provide BRPA with a copy of such inquiry, proposal, offer or submission.

(c) Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall restrict or limit the ability of the Company Board or the BRPA Board from exercising or acting in accordance with their respective fiduciary duties under applicable law. The Parties agree that the rights and remedies for noncompliance with this Section 4.4 include specific performance, it being acknowledged and agreed that any breach or threatened breach will cause irreparable injury to the non-breaching Party and that money damages would not provide an adequate remedy for such injury.

(d) Notwithstanding anything in this Agreement to the contrary, if, at any time prior to obtaining the Company Stockholder Approval, the Company Board determines in good faith, after consultation with its outside legal counsel, in response to any proposal or offer from any Person or “group” (as defined in the Exchange Act) to the Company or the Company Board with respect to a Company Competing Transaction (such proposal or offer, an “Acquisition Proposal”) that such Acquisition Proposal constitutes a Superior Proposal and that the failure to terminate this Agreement pursuant to Section 7.1(h) to enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable law, the Company or the Company Board may, prior to obtaining the Company Stockholder Approval, terminate this Agreement pursuant to Section 7.1(h) to enter into a definitive agreement with respect to such Superior Proposal; provided, that the Company pays to BRPA the Termination Fee required to be paid pursuant Section 7.2(b)(i) at or after the time of such termination in accordance with Section 7.2(b)(i); provided, further, that the Company will not be entitled to terminate this Agreement in accordance with Section 7.1(h) unless the Company delivers to BRPA a written notice advising BRPA that the Company Board proposes to take such action. For purposes of this Agreement, “Superior Proposal” means a bona fide and written Acquisition Proposal made after the date hereof that the Company Board in good faith determines (after consultation with its outside legal counsel) is reasonably likely to be consummated in accordance with its terms and would, if consummated, result in a transaction that is more favorable from a financial point of view to the stockholders of the Company (solely in their capacity as such) than the transactions contemplated hereby after taking into account all such factors and matters deemed relevant in good faith by the Company Board, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and this Agreement and the transactions contemplated hereby.

4.5 Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger, including using reasonable best efforts to accomplish the following: (i) the taking of such reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of such reasonably necessary actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of such reasonably necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of such reasonable steps as may be reasonably necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of such material consents, approvals or waivers from third parties required as a result of the Merger, including the consents referred to in Schedule 2.5 of the Company Schedules, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (v) the execution or delivery of any additional instruments reasonably necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. Notwithstanding anything herein to the contrary, nothing in this Agreement shall be deemed to require BRPA or the Company to agree to any divestiture by itself or any of its Affiliates of shares of capital stock or of any business, assets or property, or the imposition of any material limitation on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Registration Statement; BRPA Special Meeting.

(a) As promptly as practicable after the execution of this Agreement, BRPA (with the assistance and cooperation of the Company as reasonably requested by BRPA) shall use reasonable best efforts to prepare and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement and the Consent Solicitation Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the BRPA Common Stock to be issued under this Agreement, which Registration Statement will also contain the Proxy Statement and the Consent Solicitation Statement. The Registration Statement shall include for registration all shares of BRPA Common Stock issued under this Agreement, including the Earnout Shares.

(b) BRPA agrees to include provisions in the Proxy Statement and to take reasonable action related thereto, with respect to (i) the approval of the Business Combination and the adoption and approval of this Agreement (the “Transaction Proposal”), (ii) the approval of the BRPA A&R Charter (the “A&R Charter Proposal”) and each change to the BRPA A&R Charter that is required to be separately approved, (iii) the approval of amended and restated bylaws of BRPA (“A&R Bylaws Proposal”); (iv) to the extent required by the Nasdaq listing rules, the approval of the issuance of the aggregate Per Share Merger Consideration, the Earnout Shares, and any BRPA Common Stock issued in a Financing, if any (the “Nasdaq Proposal”), (v) the approval of the election of each of the directors nominated to comprise the board of directors of BRPA (the “Election of Directors Proposal”), (vi) the approval and adoption of the BRPA Plan (the “BRPA Plan Proposal”), (vii) adjournment of the BRPA Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals or if BRPA and the Company mutually determine that the Merger cannot be consummated for any reason, and (viii) the approval of any other proposals reasonably agreed by BRPA and the Company to be necessary or appropriate in connection with the transaction contemplated hereby (the “Additional Proposal” and together with the Transaction Proposal, the A&R Charter Proposal, the A&R Bylaws Proposal, the Nasdaq Proposal, the Election of Directors Proposal and

the BRPA Plan Proposal, the “BRPA Stockholder Matters”). Without the prior written consent of the Company, the BRPA Stockholder Matters shall be the only matters (other than procedural matters) that BRPA shall propose to be acted on by BRPA’s stockholders at the BRPA Special Meeting.

(c) The Company shall provide to BRPA all financial and other information relating to the Company as BRPA may reasonably request for the preparation of the Registration Statement. BRPA, with the assistance of the Company, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use reasonable best efforts to cause the Registration Statement to be approved by the SEC as promptly as practicable. BRPA shall also take any and all actions required to satisfy the requirements of the Securities Act and the Exchange Act. BRPA will advise the Company promptly after it receives notice of: (i) the time when the preliminary Registration Statement has been filed; (ii) in the event the preliminary Registration Statement is not reviewed by the SEC, the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act; (iii) in the event the preliminary Registration Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC; (iv) the filing of any supplement or amendment to the Registration Statement; (v) any request by the SEC for amendment of the Registration Statement; (vi) any comments from the SEC relating to the Registration Statement and responses thereto; and (vii) requests by the SEC for additional information.

(d) As soon as practicable following the SEC declaring the Registration Statement effective (the “SEC Approval Date”), (x) BRPA shall (i) distribute the Registration Statement to the BRPA Stockholders, (ii) having, prior to the SEC Approval Date, established the record date therefor (which record date shall be mutually agreed with the Company), duly call, give notice of, convene and hold the BRPA Special Meeting in accordance with the DGCL and subject to the other provisions of this Agreement, and (iii) subject to the other provisions of this Agreement, solicit proxies from such holders to vote in favor of the BRPA Stockholder Matters in compliance with the DGCL and (y) the Company shall distribute the Consent Solicitation Statement to the Company Stockholders in accordance with Section 5.16. Notwithstanding the foregoing provisions of this Section 5.1(d), if on a date for which the BRPA Special Meeting is scheduled, BRPA and the Company mutually determine that the Merger cannot be consummated for any reason, BRPA shall have the right (subject to obtaining the Company’s prior written consent, which shall not be unreasonably withheld, conditioned, or delayed) to make one or more successive postponements or adjournments of the BRPA Special Meeting, provided that BRPA continues to satisfy its obligations under Section 5.1(f) below.

(e) BRPA and the Company shall each use their reasonable best efforts to comply with all applicable provisions of and rules under the Securities Act, Exchange Act, all applicable provisions of the DGCL, as applicable, in the preparation, filing and distribution of the Registration Statement. BRPA shall use its reasonable best efforts to comply with all applicable provisions of and rules under the Securities Act, Exchange Act, all applicable provisions of the DGCL, as applicable, in the solicitation of proxies thereunder, and the calling and holding of the BRPA Special Meeting. Without limiting the foregoing, BRPA and the Company shall each use their reasonable best efforts to cause the Registration Statement when filed with the SEC to comply in all material respects with all Legal Requirements applicable thereto and to not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in light of the circumstances under which they were made, not misleading (provided that no Party shall be responsible for the accuracy or completeness of any information relating to another Party or any other information furnished by another Party for inclusion in the Registration Statement).

(f) BRPA, acting through the BRPA Board, shall recommend to its stockholders that they approve the BRPA Stockholder Matters (the “BRPA Board Recommendation”) and shall include the BRPA Board Recommendation in the Proxy Statement, subject to the provisions of this Section 5.1(f). Neither the BRPA Board nor any committee or agent or representative thereof shall withhold, withdraw or modify, or publicly propose or resolve to withhold, withdraw or modify in a manner adverse to the Company the BRPA Board Recommendation (any such event, a “BRPA Change in Recommendation”); provided, that the BRPA Board may make a BRPA Change in Recommendation if it determines in good faith, after consultation with its outside legal counsel, that a failure to make a BRPA Change in Recommendation would be inconsistent with its fiduciary duties under applicable Legal Requirements.

5.2 Directors and Officers of BRPA After Transactions. The Parties shall take all necessary action so that the persons listed on Schedule 5.2 of the Company Schedules are elected and appointed to the positions of officers and directors of BRPA as set forth therein, to serve in such positions effective immediately after the Closing. If any Person listed on Schedule 5.2 of the Company Schedules is unable to serve, the Party appointing such Person shall designate a successor. Except as otherwise agreed in writing by the Company and BRPA prior to the Closing, the Parties shall take all necessary action so that all of the members of the board of directors of BRPA and all officers of BRPA resign effective as of the Closing unless such member or officer is included on Schedule 5.2 of the Company Schedules.

5.3 HSR Act.

(a) If required pursuant to the HSR Act, as promptly as practicable, BRPA and the Company shall use reasonable best efforts to (a) each prepare and file the notification required of it thereunder in connection with the Merger as soon as reasonably practicable but no later than twenty (20) Business Days following January 14, 2021, (b) promptly and in good faith respond to all information requested of it by the Federal Trade Commission and Department of Justice in connection with such notification and otherwise cooperate in good faith with each other and such Governmental Entities, (c) each request early termination of any waiting period under the HSR Act, and (d) submit, as soon as practicable, any other required applications or filings pursuant to any Antitrust Laws and furnish to the other Party as promptly as reasonably practicable all information required for any application or other filing required to be made pursuant to any Antitrust Law. BRPA and the Company shall substantially comply with any information or document requests by the Federal Trade Commission or the Department of Justice in connection with the Merger. BRPA and the Company shall (i) promptly inform the other of any substantive communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding the Merger and permit counsel to the other Party an opportunity to review in advance, and each Party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such Party to any Governmental Entity concerning the Merger, (ii) give the other prompt notice of the commencement of any judicial or administrative action, suit, litigation, arbitration, proceeding by or before any Governmental Entity with respect to such transactions, and (iii) keep the other reasonably informed as to the status of any such action. Each Party agrees to provide, to the extent permitted by the applicable Governmental Entity, the other Party and its counsel the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such Party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Entity, on the other hand, concerning or in connection with the Merger; provided, neither Party shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity without the written consent of the other Party. Any materials exchanged in connection with this Section 5.3 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns of legal counsel of the Company, and to remove references concerning the valuation of the Company or other competitively sensitive material; provided, that the Company may, as it deems advisable and necessary, designate any materials provided to the BRPA under this Section 5.3 as “outside counsel only.” Filing fees with respect to the notifications required under the HSR Act shall be paid by the Company.

(b) BRPA shall not, and shall cause its Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, or take any other action, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, or the taking of any other action, would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders or declarations of any Governmental Entities or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any

Governmental Entity entering an order prohibiting the consummation of the transaction contemplated hereby; (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise; or (iv) materially delay or prevent the consummation of the transactions contemplated hereby. Notwithstanding anything in this Agreement to the contrary, the restrictions and obligations set forth in this Section 5.3(b) shall not apply to or be binding upon BRPA’s Affiliates, the Sponsor, their respective Affiliates or any investment funds or investment vehicles affiliated with, or managed or advised by, BRPA’s Affiliates, the Sponsor, or any portfolio company (as such term is commonly understood in the private equity industry) or investment of BRPA’s Affiliates, the Sponsor, or of any such investment fund or investment vehicle.

5.4 Public Announcements. Promptly after the execution of this Agreement, BRPA and the Company shall issue a joint press release announcing the execution of this Agreement, the text of which has been agreed to by each of BRPA and the Company (the “Signing Press Release”). Prior to Closing, BRPA and the Company shall prepare a press release announcing the consummation of the Merger hereunder (“Closing Press Release”).

5.5 Required Information.

(a) In connection with the preparation of the Registration Statement, the Signing Press Release, the Closing Press Release, each Current Report on Form 8-K proposed to be filed or furnished by BRPA under the Exchange Act relating to or in connection with the Transactions, each document required to be filed with the SEC pursuant to Rule 425 promulgated under the Securities Act or Rule 14a-12 promulgated under the Exchange Act, or any other statement, filing, notice, or application (other than pursuant to the HSR Act, for which Section 5.3 applies) made by or on behalf of BRPA or the Company to any Governmental Entity or other third party in connection with Merger or otherwise, or any press release or Form 8-K relating to the business or financial condition of BRPA or the Company (other than regularly released factual, non-forward-looking business information of the Company) (each, a “Reviewable Document”), each of BRPA and the Company shall, upon request by the other, use reasonable best efforts (subject to applicable Legal Requirements and contractual restrictions) to promptly furnish the other with all information concerning themselves, their Subsidiaries, and each of their and their Subsidiaries’ respective directors, officers, and stockholders (including the directors of BRPA to be elected effective as of the Closing pursuant to Section 5.1(f) hereof) and such other matters as may be reasonably necessary or advisable in connection with the Merger and the preparation of such Reviewable Document.

(b) At a reasonable time prior to the filing, furnishing, issuance, or other submission or public disclosure of a Reviewable Document by BRPA or the Company, the other Parties shall each be given a reasonable opportunity to review and comment upon such Reviewable Document and give its consent to the form thereof, such consent not to be unreasonably withheld, conditioned, or delayed, and each Party shall accept and incorporate all reasonable comments from the other Party to any such Reviewable Document prior to filing, furnishing, issuance, submission or disclosure thereof.

(c) Any language included in a Reviewable Document that reflects the comments of the reviewing Party, as well as any text as to which the reviewing Party has not commented upon after being given a reasonable opportunity to comment, shall be deemed to have been approved by the reviewing Party and may henceforth be used by the other Party in other Reviewable Documents and in other documents distributed by the other Party in connection with the Merger without further review or consent of the reviewing Party.

(d) Prior to the Closing Date, the Company and BRPA shall notify each other as promptly as reasonably practicable (i) upon becoming aware of any event or circumstance which should be described in an amendment of, or supplement to, a Reviewable Document that has been filed with or submitted to any Governmental Entity, and (ii) after the receipt by it of any written or oral comments of any Governmental Entity on, or of any written or oral request by any Governmental Entity for amendments or supplements to, any such Reviewable Document, and shall promptly supply the other with copies of all correspondence between it or any of its representatives and such Governmental Entity with respect to any of the foregoing filings or submissions, in each case, to the extent permitted by applicable Legal Requirements. BRPA and the Company shall use their respective reasonable best efforts, after consultation with each other, to resolve all such requests or comments with respect to any Reviewable Document as promptly as reasonably practicable after receipt of any comments of any Governmental Entity. All correspondence and communications to any Governmental Entity made by BRPA or the Company with respect to the Merger or any agreement ancillary hereto shall, to extent permitted by applicable Legal Requirements, be considered to be Reviewable Documents subject to the provisions of this Section 5.5.

5.6 No Securities Transactions. Neither the Company nor any of its Affiliates, directly or indirectly, shall engage in any purchases or sales of the securities of BRPA prior to the Effective Time without the consent of BRPA, except as contemplated by this Agreement.

5.7 No Claim Against Trust Fund. Notwithstanding anything else in this Agreement, the Company acknowledges that it has read BRPA’s final prospectus dated November 20, 2017 and understands that BRPA has established the Trust Fund for the benefit of BRPA’s public shareholders and that BRPA may disburse monies from the Trust Fund only (a) to BRPA’s public shareholders in the event they elect to convert their shares into cash in accordance with BRPA’s Charter Documents and/or the liquidation of BRPA or (b) to BRPA after, or concurrently with, or in connection with the consummation of a Business Combination. The Company further acknowledges that, if the Merger, or, upon termination of this Agreement, another Business Combination, is not consummated by December 23, 2020, or such later date as shall be set forth in an amendment to BRPA’s Amended and Restated Certificate of Incorporation for the purpose of extending the date by which BRPA must complete a Business Combination, BRPA will be obligated to return to its shareholders the amounts being held in the Trust Fund. Accordingly, the Company, for itself and the Company Stockholders, directors, officers, employees, Representatives, Subsidiaries, and Affiliates, hereby waives all rights, title, interest or claim of any kind against BRPA to collect from the Trust Fund any monies that may be owed to them by BRPA for any reason whatsoever, including but not limited to a breach of this Agreement by BRPA or any negotiations, agreements or understandings with BRPA (whether in the past, present or future), and will not seek recourse against the Trust Fund at any time for any reason whatsoever; provided that nothing herein shall amend, limit, alter, change, supersede or otherwise modify the right of the Company to bring any action or actions for specific performance, injunctive and/or other equitable relief (including, without limitation, the right to compel specific performance by BRPA and Merger Sub of their respective obligations under this Agreement). This paragraph will survive this Agreement and will not expire and will not be altered in any way without the express written consent of BRPA.

5.8 Disclosure of Certain Matters. Each of BRPA and the Company will provide the other with prompt written notice of any event, development or condition of which it obtains knowledge during the Interim Period that (a) gives such Party any reasonable basis to believe that any of the conditions to the obligations of the other Party set forth in Article VI will not be satisfied; provided, however, that no such notice shall be deemed to cure breach of this Agreement or (b) would require any amendment or supplement to the Registration Statement.

5.9 Securities Listing . BRPA shall use its reasonable best efforts to keep the BRPA Common Stock listed for trading on Nasdaq from the date hereof and through the Closing. BRPA shall use its reasonable best efforts to cause the BRPA Common Stock to be issued in connection with the Transactions (including the Earnout Shares) to have been approved for listing on Nasdaq as promptly as practicable following the issuance thereof, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders, prior to the Closing Date.

5.10 Charter Protections; Directors’ and Officers’ Liability Insurance.

(a) From and after the Effective Time, BRPA and the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of BRPA, the Company and each of the Company’s Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that BRPA, the Company or its Subsidiaries, as the case may be, would have been permitted under applicable Legal Requirements and its Charter Documents in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Legal Requirements).

(b) For a period of six (6) years from the Effective Time, BRPA shall, or shall cause one or more of its Subsidiaries to, maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by BRPA’s, on the one hand, and the Company’s or its Subsidiaries’, on the other hand, directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage, except that in no event shall BRPA or its Subsidiaries be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the Company and its Subsidiaries for such insurance policy for the year ended December 31, 2019; provided, however, that (i) BRPA may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 5.10 shall be continued in respect of such claim until the final disposition thereof.

(c) Prior to the Closing, BRPA shall obtain directors’ and officers’ liability insurance that shall be effective as of Closing and will cover those Persons who will be the directors and officers of BRPA and its Subsidiaries (including the directors and officers of the Company and its Subsidiaries) at and after the Closing on terms not less favorable than the better of (i) the terms of the current directors’ and officers’ liability insurance in place for the Company’s and its Subsidiaries’ directors and officers and (ii) the terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on Nasdaq which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as BRPA and its Subsidiaries (including the Company and its Subsidiaries).

(d) Notwithstanding anything contained in this Agreement to the contrary, this Section 5.10 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on BRPA and the Surviving Corporation and all successors and assigns of BRPA and the Surviving Corporation. In the event that BRPA, the Surviving Corporation or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, BRPA and the Surviving Corporation shall ensure that proper provision shall be made so that the successors and assigns of BRPA or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.10. The obligations of BRPA and the Surviving Corporation under this Section 5.10 shall not be terminated or modified in such a manner as to materially and adversely affect any present and former director and officer of BRPA, the Company and each of the Company’s Subsidiaries to whom this Section 5.10 applies without the consent of the affected Person.

5.11 Insider Loans. The Company shall cause each Insider of the Company or its Subsidiaries to, at or prior to Closing (i) repay to the Company any loan by the Company to such Insider and any other amount owed by such Insider to the Company; and (ii) cause any guaranty or similar arrangement pursuant to which the Company has guaranteed the payment or performance of any obligations of such Insider to a third party to be terminated.

5.12 BRPA Borrowings. Until the Closing, BRPA shall be allowed to borrow funds from the BRPA Lenders, the Sponsor, its directors, officers, shareholders, and each of their Affiliates to meet its reasonable capital requirements, with any such loans to be made only as reasonably required by the operation of BRPA in due course on a non-interest bearing basis (such aggregate amount of outstanding borrowings, the “BRPA Borrowings”). Schedule 5.12 of the BRPA Schedules sets forth the amount of BRPA Borrowings outstanding as of the date hereof. At the Closing, the outstanding principal and unpaid accrued interest on BRPA Borrowings shall be repaid pursuant to Section 5.13(e), with all amounts not so repaid to be converted or forgiven and discharged in accordance with Section 1.12.

5.13 Trust Fund Disbursement. Upon satisfaction or waiver of the conditions set forth in Article VI and provision of notice to Continental in accordance with the Trust Agreement, at the Closing, BRPA shall instruct Continental to distribute the Trust Fund as follows: (a) first, for the redemption of any shares of BRPA Common Stock by BRPA Stockholders in connection with the Offer, (b) second, for income Tax or other Tax obligations of BRPA prior to Closing, (c) third, for the payment of the Outstanding Company Transaction Expenses and the Outstanding BRPA Transaction Expenses pursuant to Section 1.16, (d) fourth, in reimbursement of expenses paid by directors, officers, and stockholders of BRPA, (e) fifth, to the extent the sum of (x) the amount remaining in of the Trust Fund after the disbursement provided by Section 5.13(a) plus (y) the Financing, if any, exceeds $5,000,000, for the payment of BRPA Borrowings, and (f) sixth, to distribute to BRPA the balance of the assets in the Trust Fund and net proceeds of any financing of BRPA or for the benefit of BRPA, if any, after payment of the amounts required under the foregoing clauses (a) through (e).

5.14 Tax Matters.

(a) It is intended by the Parties that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of U.S. Income Tax Regulations Sections 1.368-2(g) and 1.368-3(a).

(b) On or after the date hereof, none of the Parties shall take any action, or fail to take any action, and following the Merger, BRPA shall prevent the Surviving Corporation from taking any action or failing to take any action, which action or failure to act would reasonably be expected to prevent or impede the Merger from qualifying as a reorganization governed by Section 368 of the Code. The Parties will in all Returns report the Merger in a manner consistent with such tax treatment, and no Party will take a position inconsistent with that treatment, unless required to do otherwise pursuant to a final determination as defined in Section 1313(a) of the Code (or pursuant to any similar provision of applicable state, local or foreign Legal Requirements).

(c) Each of BRPA and the Company shall, and BRPA shall cause the Surviving Corporation to, use their respective reasonable best efforts and cooperate with one another and Tax Opinion Counsel in order for (i) the Company to obtain the Tax Opinion and (ii) any Tax opinions required to be filed with the SEC in connection with the Registration Statement to be obtained. Each of BRPA and the Company shall use reasonable best efforts to deliver to Tax Opinion Counsel customary representation letters, in form and substance reasonably acceptable to Tax Opinion Counsel, dated as of the Closing Date or such time or times as may be reasonably requested by Tax Opinion Counsel. The Company shall reasonably promptly notify BRPA if the Company becomes aware of any fact or circumstance indicating that Tax Opinion Counsel will not deliver the Tax Opinion. If Tax Opinion Counsel will not deliver the Tax Opinion, the Company and BRPA shall cooperate and use good faith efforts to consider and negotiate such amendments to this Agreement as may be reasonably required in order for Tax Opinion Counsel to deliver the Tax Opinion (it being understood that no party shall be required to agree to any such amendment which, in the good faith judgment of such party, would subject it to any material economic, legal, regulatory, reputational or other cost or detriment).

(d) On or prior to the Closing Date, the Company shall deliver to BRPA a certificate or certificates, duly executed and acknowledged, certifying certain facts reasonably sufficient to establish that the Merger is not subject to withholding under Section 1445 of the Code.

5.15 Incentive Equity Plan. Prior to the Closing Date, BRPA shall cause to be adopted an equity incentive plan (the “BRPA Plan”), the proposed form and terms of which shall be prepared and delivered by the Company and which shall be reasonably acceptable to BRPA. The BRPA Plan shall provide for the reservation by BRPA for the issuance pursuant to the BRPA Plan of a number of shares of BRPA Common Stock as mutually agreed by BRPA and the Company and set forth on Schedule 5.15 of the BRPA Schedules. BRPA shall file with the

SEC a registration statement on Form S-8 (or any successor form or comparable form in another relevant jurisdiction) relating to BRPA Common Stock issuable pursuant to the BRPA Plan. Such registration statement shall be filed no later than sixty (60) days after the date of the Closing Form 8-K (or as soon as reasonably practicable after the expiration of such sixty (60)-day period that registration of shares on Form S-8 (or any successor form or comparable form in another relevant jurisdiction) first becomes available to BRPA), and BRPA shall use reasonable best efforts to maintain the effectiveness of such registration statement for so long as any awards issued under the BRPA Plan remain outstanding.

5.16 Company Stockholder Approval. As promptly as practicable after the SEC Approval Date, the Company shall (i) seek the Company Stockholder Approval via written consent (the “Written Consent”) and (ii) in the event the Company determines it is not able to obtain the Written Consent, the Company shall call and hold a meeting of holders of Company Common Stock and Company Preferred Stock for the purpose of voting solely upon the Company Stockholder Approval (the “Company Stockholders Meeting”) as soon as reasonably practicable after the SEC Approval Date, provided that the Company Stockholders Meeting will occur no later than the date of the BRPA Special Meeting. In connection therewith, the Company shall use reasonable best efforts to, as promptly as practicable, (A) establish the record date (which record date shall be mutually agreed with BRPA) for determining the Company Stockholders entitled to provide such Written Consent or vote in such Company Stockholders Meeting, (B) cause the Consent Solicitation Statement to be disseminated to the Company Stockholders in compliance with applicable Legal Requirements and (C) solicit written consents or votes or proxies for use at the Company Stockholders Meeting, as applicable, from the Company Stockholders to give the Company Stockholder Approval. The Company, acting through the Company Board, shall recommend that the Company Stockholders approve and adopt this Agreement and the Transactions, including the Merger (the “Company Board Recommendation”) and shall include the Company Board Recommendation in the Consent Solicitation Statement, subject to the Company Board’s compliance with its fiduciary duties under applicable law. If the Company Stockholder Approval is obtained by written consent, then promptly following the receipt of the Written Consent, the Company will prepare and deliver to its stockholders who have not consented the notice required by Section 228(e) of the DGCL.

5.17 Third Party Consents. Each Party shall, and shall cause its Subsidiaries and Affiliates to (a) use reasonable best efforts to assemble, prepare, and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consent required to be obtained in connection with the Merger, (b) use reasonable best efforts to obtain all consents and approvals of third parties that such Party or its Subsidiaries or Affiliates is required to obtain in order to consummate the Merger, and (c) take such other action as may reasonably be necessary or as the other Party may reasonably request to satisfy the conditions set forth in Article VI or otherwise to comply with this Agreement and to consummate the Merger as soon as practicable.

5.18 BRPA Financing. If the BRPA Board determines it is reasonably necessary solely to meet Nasdaq listing standards or the SEC net tangible asset test (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act), BRPA may, upon the written consent of the Company (such consent not to be unreasonably withheld, conditioned, or delayed), arrange and obtain up to a maximum of Ten Million Dollars ($10,000,000) in financing from the sale of BRPA Common Stock at a price per share of no less than $10.00 (“Financing”). Such Financing may be made contingent upon Closing. If BRPA elects to arrange and obtain Financing, upon reasonable advance notice to the Company, the Company shall (i) furnish, or cause to be furnished, to any Financing sources such information regarding the Company as may be reasonably requested, (ii) cause the Company’s management team, with appropriate seniority and expertise, to participate in meetings, presentations, due diligence sessions, drafting sessions, road shows and meetings with prospective Financing sources, (iii) prepare offering documents and other marketing materials of a type customarily used for the type of financing proposed and cooperate with marketing efforts for the Financing as reasonably requested, and (iv) execute and deliver definitive documents related to the Financing; provided, in each case in clauses (i) through (iv) above, that nothing in this Section 5.18 shall require any efforts to the extent that such efforts would reasonably be expected to conflict with or violate any Legal Requirement, or result in the material contravention of, or result in a material violation or breach of, or material default under, any Material Company Contract.

5.19 Employment Agreements. Prior to the Closing, BRPA shall enter into employment agreements with the Company executives listed on Schedule 5.19 of the Company Schedules, in a form which is reasonably acceptable to the Company and such executives.

5.20 Termination of Company Stockholder Agreements. Prior to the Closing, the Company shall terminate each Company Stockholder Agreement.

5.21 Section 16 of the Exchange Act. Prior to the Closing, the BRPA Board or an appropriate committee thereof shall take all such steps as may be required to adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of BRPA Common Stock pursuant to this Agreement by any officer or director of BRPA or any person who is expected to become a director or officer (as defined under Rule 16a-1(f) of the Exchange Act) of BRPA for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder will be an exempt transaction under such rules and regulations.

5.22 Extension. BRPA shall take all actions necessary to obtain the approval of the BRPA Stockholders to extend the deadline for BRPA to consummate its initial Business Combination beyond December 23, 2020 to April 23, 2021 (such extension, the “Extension”, and such approval of the BRPA Stockholders of the Extension, the “Extension Approval”).

5.23 Company Support Agreements. On or before the earlier to occur of (x) one day prior to the date the Registration Statement is filed with the SEC or (y) January 14, 2021, the Company shall deliver to BRPA the Support Agreements, pursuant to which each of the Supporting Stockholders party thereto has agreed to, among other things, vote all of the shares of Company Stock beneficially owned by such Supporting Stockholder in favor of the Merger and the other Transactions including the conversion of the Supporting Stockholder’s Company Preferred Stock, if any, contemplated by Section 1.3(a) (which vote may be accomplished by executing a written consent) (all of the Supporting Stockholders that are party to the Support Agreements delivered in accordance with this Section 5.23, the “Requisite Stockholders”). The affirmative vote of the Requisite Stockholders to approve and adopt this Agreement and to approve the Transactions will be sufficient to obtain the Company Stockholder Approval.

ARTICLE VI

CONDITIONS TO THE TRANSACTION

6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each Party to this Agreement to effect the Merger shall be subject to the satisfaction as of the Closing Date of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

(a) BRPA Stockholder Approval. The BRPA Stockholder Approval shall have been obtained.

(b) BRPA Net Tangible Assets. BRPA shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the Offer.

(c) HSR Act; No Order. All specified waiting periods (or any extensions thereof) under the HSR Act shall have expired and no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger, substantially on the terms contemplated by this Agreement.

(d) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC which remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending.

(e) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(f) Closing Ancillary Agreements. Each Closing Ancillary Agreement shall have been executed and delivered by the parties thereto and shall be in full force and effect.

(g) Nasdaq Listing. BRPA shall be and remain listed on Nasdaq, and the shares of BRPA Common Stock to be issued in connection with the Transactions (including the Earnout Shares) shall have been approved for listing on Nasdaq, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

(h) Offer Completion. The Offer shall have been completed in accordance with the terms hereof and the Proxy Statement.

6.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate and effect the Merger shall be subject to the satisfaction as of the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) Representations and Warranties.

(i) Each representation and warranty of BRPA contained in Section 3.1 (Organization and Qualification), Section 3.4 (Authority Relative to this Agreement) and Section 3.17 (Brokers), in each case, shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made anew at and as of that time (except to the extent such representation and warranty expressly relates to an earlier date, and in such case, shall be true and correct as of such date).

(ii) Each of the representations and warranties of BRPA contained in Section 3.3 (Capitalization) shall be true and correct other than de minimis inaccuracies, as of the date hereof and as of the Closing Date, as if made anew at and as of that time (except to the extent such representation and warranty expressly relates to an earlier date, and in such case, shall be true and correct as of such date).

(iii) Each representation and warranty of BRPA contained in this Agreement (other than the representations and warranties of BRPA described in Section 6.2(a)(i) and Section 6.2(a)(ii)), shall be true and correct (without giving any effect to any limitation as to “materiality” or “BRPA Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the date hereof and as of the Closing Date, as if made anew at and as of that time (except to the extent such representation and warranty expressly relates to an earlier date, and in such case, shall be true and correct as of such date).

(b) Agreements and Covenants. BRPA shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date in all material respects.

(c) Secretary Certificate. The Company shall have received a certificate of the secretary or equivalent officer of BRPA certifying that attached thereto are true and complete copies of all resolutions adopted by the BRPA Board authorizing the execution, delivery, and performance of this Agreement and the Transactions, and that all such resolutions are in full force and effect.

(d) No BRPA Material Adverse Effect. No BRPA Material Adverse Effect shall have occurred since the date of this Agreement.

(e) SEC Compliance. Immediately prior to Closing, BRPA shall be in compliance with the reporting requirements under the Securities Act and Exchange Act.

(f) BRPA Closing Certificate. BRPA shall have delivered to the Company a certificate signed by an authorized officer of BRPA, dated the Closing Date, certifying as to the satisfaction of the conditions specified in Sections 6.2(a)(i), 6.2(a)(ii), 6.2(a)(iii), 6.2(b), 6.2(d) and (e).

(g) Tax Opinion. The Company shall have received the Tax Opinion.

(h) Resignations. The directors and executive officers of BRPA listed on Schedule 6.2(g) of the BRPA Schedules shall have been removed from their respective positions or tendered their irrevocable resignations, in each case effective as of the Effective Time.

(i) BRPA A&R Charter. BRPA shall have adopted the BRPA A&R Charter.

(j) Extension Approval. The Extension Approval shall have been obtained.

(k) BRPA Borrowings. The amount of all BRPA Borrowings outstanding (including, for the avoidance of doubt, borrowings pursuant to Section 5.12) that are due and payable as of the Closing Date or at any time after the Closing, shall not exceed, in the aggregate, three million dollars ($3,000,000).

6.3 Additional Conditions to the Obligations of BRPA. The obligations of BRPA to consummate and effect the Merger shall be subject to the satisfaction as of the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by BRPA:

(a) Representations and Warranties.

(i) Each representation and warranty of the Company contained in Section 2.1 (Organization and Qualification), Section 2.4 (Authority Relative to this Agreement) and Section 2.18 (Brokers), in each case, shall be true and correct in all respects as of the date hereof and as of the Closing Date, as if made anew at and as of such time (except to the extent such representation and warranty expressly relates to an earlier date, and in such case, shall be true and correct as of such date).

(ii) The representations and warranties of the Company contained in Section 2.3 (Capitalization) shall be true and correct other than de minimis inaccuracies as of the date hereof and as of the Closing Date, as if made anew at and as of that time (except to the extent such representation and warranty expressly relates to an earlier date, and in such case, shall be true and correct as of such date).

(iii) Each representation and warranty of the Company contained in this Agreement (other than the representations and warranties of the Company described in Section 6.3(a)(i) and Section 6.3(a)(ii)), shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) as of the date hereof and as of the Closing Date, as if made anew at and as of that time (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except, in either case, where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to result in, a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date in all material respects.

(c) Secretary Certificate. BRPA shall have received a certificate of the secretary or equivalent officer of the Company certifying that attached thereto are true and complete copies of all resolutions adopted by the Company Board authorizing the execution, delivery, and performance of this Agreement and the Transactions, and that all such resolutions are in full force and effect.

(d) No Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement.

(e) Insider Loans. All outstanding loans or other indebtedness by the Company to any Insider shall have been repaid in full and all outstanding guaranties and similar arrangements pursuant to which the Company has guaranteed the payment or performance of any obligations of any Insider to a third party shall have been terminated.

(f) Company Closing Certificate. The Company shall have delivered to BRPA a certificate signed by an authorized officer of the Company, dated the Closing Date, certifying as to the satisfaction of the conditions specified in Sections 6.3(a)(i), 6.3(a)(ii), 6.3(a)(iii), 6.3(b) and 6.3(d).

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of BRPA and the Company at any time;

(b) by written notice from either BRPA or the Company to the other if the Merger shall not have been consummated by April 23, 2021 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date;

(c) by written notice from either BRPA or the Company to the other if a Governmental Entity shall have issued an order, decree, judgment or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d) by written notice from the Company to BRPA if there is any breach of any representation, warranty, covenant or agreement on the part of BRPA set forth in this Agreement, such that the conditions set forth in Section 6.02(a) and Section 6.02(b) would not be satisfied at the Closing (a “Terminating BRPA Breach”), except that, if any such Terminating BRPA Breach is curable by BRPA through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Outside Date) after receipt by BRPA of notice from the Company of such breach, but only as long as BRPA continues to exercise such commercially reasonable efforts to cure such Terminating Company Breach (the “BRPA Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating BRPA Breach is not cured within the BRPA Cure Period (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(d) if it shall have materially breached this Agreement or if such Terminating BRPA Breach is cured during such thirty (30)-day period);

(e) by written notice from BRPA to the Company if there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that the conditions set forth in Section 6.03(a) and Section 6.03(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if any such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Outside Date) after receipt by the Company of notice from BRPA of such breach, but only as long as the Company continues to exercise such commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period (it being understood that BRPA may not terminate this Agreement pursuant to this Section 7.1(e) if it shall have materially breached this Agreement or if such Terminating Company Breach is cured during such thirty (30)-day period);

(f) by written notice from either BRPA or the Company to the other, if the BRPA Stockholder Approval is not obtained at the BRPA Special Meeting (including any adjournments thereof);

(g) by written notice from either BRPA or the Company to the other if the Company Stockholder Approval has not been obtained within thirty (30) days following the date that the Consent Solicitation Statement is disseminated to the Company Stockholders pursuant to Section 5.16;

(h) by written notice from the Company to BRPA prior to obtaining the Company Stockholder Approval, in order to enter into a definitive agreement with respect to a Superior Proposal, subject to the terms and conditions of Section 4.4(d);

(i) by written notice from the Company to BRPA if the Extension Approval is not obtained by December 24, 2020; or

(j) by written notice from either BRPA or the Company to the other if the shares of BRPA Common Stock are delisted from Nasdaq.

7.2 Notice of Termination; Effect of Termination.

(a) Any termination of this Agreement under Section 7.1 above will be effective immediately upon (or, if the termination is pursuant to Section 7.1(d) or Section 7.1(e) in accordance with the terms thereof) the delivery of written notice of the terminating Party to the other Parties.

(b) Termination Fee.

(i) In the event that this Agreement is validly terminated by the Company pursuant to Section 7.1(h), then the Company shall pay, within three (3) Business Day of the notice of such termination of this Agreement, a termination fee to BRPA in an amount equal to Ten Million Dollars ($10,000,000) (“Termination Fee”) in immediately available funds as liquidated damages and not as a penalty.

(ii) The Parties acknowledge and hereby agree that the Termination Fee, if, as and when required pursuant to Section 7.2(b), shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate BRPA in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The Parties acknowledge and hereby agree that in no event shall the Company be required to pay the Termination Fee on more than one (1) occasion. Each of the Company, BRPA and Merger Sub acknowledges that the agreements contained in this Section 7.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties hereto would not enter into this Agreement.

(iii) Notwithstanding anything to the contrary in this Agreement, in any circumstance in which this Agreement is terminated and BRPA is paid the Termination Fee pursuant to this Section 7.2(b), the Termination Fee shall be the sole and exclusive monetary remedy of BRPA, Merger Sub or any of the BRPA Related Parties against the Company or any other Company Related Party for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or in respect of representations made or alleged to be made in connection herewith, whether in equity or at law, in contract, in tort or otherwise.

(c) In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect and the Merger shall be abandoned, except for and subject to the following: (i) Sections 4.3(a), 5.7, 7.2 and 7.3, and Article VIII, shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from liability for any intentional and willful breach of this Agreement by such Party occurring prior to such termination.

7.3 Fees and Expenses. Except as otherwise set forth herein, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

if to BRPA, to:

Big Rock Partners Acquisition Corp.

2645 N. Federal Highway, Suite 230

Delray Beach, FL 33483

Attn: Richard Ackerman

Email: rackerman@bigrockpartners.com

with a copy to:

Graubard Miller

The Chrysler Building

405 Lexington Avenue, 11th Floor

New York, New York 10174

Attention: David Alan Miller / Jeffrey M. Gallant

Email: dmiller@graubard.com / jgallant@graubard.com

if to the Company to:

NeuroRx, Inc.

1201 N. Market Street, Suite 111

Wilmington, Delaware 19801

Attention: Jonathan Javitt

Email: jjavitt@neurorxpharma.com

with a copy to:

Alessandra Daigneault

Email: adaigneault@neurorxpharma.com

8.2 Interpretation. The definitions of the terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context shall require, any pronoun shall include the corresponding masculine, feminine and neuter forms. When a reference is made in this Agreement to an Exhibit or Schedule, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections or subsections, such reference shall be to a Section or subsection of this Agreement. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity.

8.3 Counterparts; Electronic Delivery. This Agreement and each other document executed in connection with the Merger, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other Party of a counterpart executed by a Party shall be deemed to meet the requirements of the previous sentence.

8.4 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Ancillary Agreements and the Exhibits and Schedules hereto, and the Confidentiality Agreement (which will terminate at the Closing) (a) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties and any of their respective Affiliates with respect to the Merger; and (b) are not intended to confer upon any other Person any rights or remedies hereunder (except as specifically provided in this Agreement, including Section 5.10). No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Merger exist between the Parties except as expressly set forth or referenced in this Agreement, the Ancillary Agreements, and the Confidentiality Agreement.

8.5 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.6 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.6 shall not be required to provide any bond or other security in connection with any such injunction.

8.7 Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

8.8 Consent to Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE MERGER, OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY.

8.9 Rules of Construction. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

8.10 Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties. Subject to the first sentence of this Section 8.10, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

8.11 Amendment. This Agreement and, prior to the Closing, each of the Ancillary Agreements, may be amended by the Parties at any time only by execution of an instrument in writing signed on behalf of each of the Parties. The approval of this Agreement by the shareholders of any Party shall not restrict the ability of the board of directors of such Party to terminate this Agreement in accordance with Section 7.1 or to cause such Party to enter into an amendment to this Agreement pursuant to this Section 8.11.

8.12 Extension; Waiver. At any time prior to the Closing, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other Parties,

(ii) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

8.13 Currency. Unless otherwise specified, all references to currency amounts in this Agreement shall mean United States dollars.

8.14 Schedules. The information furnished in the Schedules is arranged in sections corresponding to the Sections of this Agreement, and the disclosures in any section of the Schedules shall qualify (a) the corresponding Section of this Agreement and (b) other Sections of this Agreement to the extent (notwithstanding the absence of a specific cross-reference), that it is reasonably apparent on its face that such disclosure is also applicable to such other Sections of this Agreement. The Schedules and the information and disclosures contained in such Schedules are intended only to qualify and limit the representations and warranties of the parties contained in this Agreement and shall not be deemed to expand in any way the scope of any such representation or warranty. The inclusion of any information in the Schedules shall not be deemed to be an admission or acknowledgment that such information is material or outside the ordinary course of business. The inclusion of any fact or information in a Schedule is not intended to be construed as an admission or concession as to the legal effect of any such fact or information in any proceeding between any party and any Person who is not a party.

8.15 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article VIII.

8.16 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as Parties hereto, and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a named Party to this Agreement (and then only to the extent of the specific obligations undertaken by such named Party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative or Affiliate of any named Party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, BRPA or Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

BIG ROCK PARTNERS ACQUISITION CORP.

By:	/s/ Richard Ackerman
	Name:	Richard Ackerman
	Title:	Chief Executive Officer

NEURORX, INC.

By:	/s/ Jonathan Javitt
	Name:	Jonathan Javitt
	Title:	Chief Executive Officer

BIG ROCK MERGER CORP.

By:	/s/ Richard Ackerman
	Name:	Richard Ackerman
	Title:	Chief Executive Officer

Exhibit A

Certain Definitions

“Action” means any claim, action, suit, assessment, arbitration or proceeding, in each case that is by or before any Governmental Entity.

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Ancillary Agreements” means the Sponsor Agreement, Support Agreements, BCMA Amendment Agreement, Note Amendment, Stock Escrow Amendment, and the Registration Rights Agreement.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any applicable foreign antitrust Legal Requirements and all other applicable Legal Requirements that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“BRPA Closing Price” means the closing sale price of BRPA Common Stock on Nasdaq (as reported on Nasdaq.com) on the last complete trading day immediately prior to the Effective Time.

“BRPA Common Stock” means the common stock of BRPA, par value $0.001 per share.

“BRPA Lenders” means BRAC Lending Group LLC (“BRAC”), A/Z Property Partners, LLC, and the other lenders to BRPA.

“BRPA Material Adverse Effect” means any change, event, occurrence, effect, circumstance or development that has a materially adverse effect on (x) financial condition, assets, business, or results of operations of BRPA or (y) the ability of BRPA to timely consummate the Closing (including the Merger) on the terms set forth in this Agreement; provided that, in the case of clause (x) only, in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “BRPA Material Adverse Effect”: (i) changes or developments in general U.S. or global economic conditions, including changes in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (ii) changes in applicable Legal Requirements, U.S. GAAP, or authoritative interpretations thereof, (iii) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, terrorism, cyberterrorism, civil unrest, military actions, natural or man-made disasters, weather conditions, epidemics, pandemics (including COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof)) or other outbreaks of illness or public health events and other force majeure events (including any escalation or general worsening of any of the foregoing), (iv) any change, event, occurrence, effect, circumstance or development attributable to the announcement, pendency, negotiation or consummation of the Merger or any other Transactions or the execution or performance of this Agreement, (v) any action taken or omitted to be taken by BRPA at the Company’s direction or written request, any action required or permitted to be taken or omitted to be taken by this Agreement or any Ancillary Agreement or any action to which the Company has consented in writing, (vi) any change generally affecting any of the industries or markets in which BRPA operate or the economy as a whole, or (vii) the failure, in and of itself, of BRPA to meet, or changes to, any budget, projection, forecast, estimate, or prediction (it being understood that the underlying facts and circumstances giving rise to or contributing to such failure or change may be taken into account in determining whether there has been a BRPA Material Adverse Effect, unless such underlying facts and circumstances would otherwise be excepted from this definition); provided, however, in the case of each of the foregoing clauses (i), (ii), (iii) and (vii), in the event that BRPA is materially and disproportionately affected by such change, event, occurrence, effect, circumstance or development relative to other participants in the business and industries in which they operate, the extent (and only the extent) of such material and disproportionate affect, relative to such other participants, on BRPA may be taken into account in determining whether there has been a BRPA Material Adverse Effect.

“BRPA Preferred Stock” means the preferred stock of BRPA, par value $0.001 per share.

“BRPA Related Parties” means any of BRPA’s or Merger Sub’s respective former, current or future general or limited partners, stockholders, controlling Persons, direct or indirect equityholders, managers, members, directors, officers, employees, Affiliates, affiliated (or commonly advised) funds, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, direct or indirect equityholder, manager, member, director, officer, employee, Affiliate, affiliated (or commonly advised) fund, representative, agent, assignee or successor of any of the foregoing; provided, “BRPA Related Parties” shall not be deemed to include BRPA or Merger Sub.

“BRPA Securities” means the (i) BRPA Common Stock, (ii) warrants, each whole warrant exercisable for one share of BRPA Common Stock at an exercise price of $11.50 per share (“BRPA Warrants”), (iii) rights, exchangeable for one-tenth of one share of BRPA Common Stock upon the Closing (“BRPA Rights”), (iv) units, each consisting of one share of BRPA Common Stock, one BRPA Right, and one-half of one BRPA Warrant (“BRPA Units”), unit purchase options of BRPA, and each other equity security of BRPA issued and outstanding immediately prior to the Effective Time.

“BRPA Special Meeting” means a meeting of the holders of BRPA Common Stock held for the purpose of approving the BRPA Stockholder Matters.

“BRPA Stockholders” means the holders of BRPA Common Stock.

“Business Combination” has the meaning ascribed to such term in BRPA’s Charter Documents.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Cash and Cash Equivalents” shall mean the cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts.

“Charter Documents” means the certificate of incorporation, bylaws, memorandum and articles of association, articles of organization, other comparable governing instruments with different names.

“Closing Ancillary Agreements” means the Ancillary Agreements other than the Support Agreements.

“Company Antidepressant Drug Regimen” means NRX-100/NRX-101, a single infusion of NRX-100 (ketamine) followed by sequential weeks of daily oral treatment with NRX-101, a proprietary, oral fixed-dose combination capsule of d-cycloserine and Lurasidone.

“Company Certificate of Incorporation” means that certain Second Amended and Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on October 20, 2016, as amended.

“Company Common Stock” means the common stock of the Company, par value $0.001 per share.

“Company COVID-19 Drug” means RLF-100 for the treatment of critical COVID-19 with respiratory failure (or similar).

“Company Intellectual Property” means any Intellectual Property Rights owned by the Company and/or its Subsidiaries.

“Company Material Adverse Effect” means any change, event, occurrence, effect, circumstance or development that has a materially adverse effect on (x) financial condition, assets, business, or results of operations of the Company and its Subsidiaries, taken as a whole, or (y) the ability of the Company and its Subsidiaries to timely consummate the Closing (including the Merger) on the terms set forth in this Agreement; provided that, in the case of clause (x) only, in no event would any of the following (or the effect of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (i) changes or developments in general U.S. or global economic conditions, including changes in interest rates or economic, political, business, financial, commodity, currency or market conditions generally, (ii) changes in applicable Legal Requirements, U.S. GAAP, or authoritative interpretations thereof, (iii) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, terrorism, cyberterrorism, civil unrest, military actions, natural or man-made disasters, weather conditions, epidemics, pandemics (including COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof)) or other outbreaks of illness or public health events and other force majeure events (including any escalation or general worsening of any of the foregoing), (iv) any change, event, occurrence, effect, circumstance or development attributable to the announcement, pendency, negotiation or consummation of the Merger or any other Transactions or the execution or performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers and employees or the Company or any of its Subsidiaries, (vi) any action taken or omitted to be taken by the Company or its Subsidiaries at BRPA’s direction or written request, any action required or permitted to be taken or omitted to be taken by this Agreement or any Ancillary Agreement or any action to which BRPA has consented in writing, (vii) any change generally affecting any of the industries or markets in which the Company or its Subsidiaries operate or the economy as a whole, or (viii) the failure, in and of itself, to meet, or changes to, any budget, projection, forecast, estimate, or prediction (it being understood that the underlying facts and circumstances giving rise to or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect, unless such underlying facts and circumstances would otherwise be excepted from this definition); provided, however, in the case of each of the foregoing clauses (i), (ii), (iii) and (vii), in the event that the Company and its Subsidiaries, taken as a whole are materially and disproportionately affected by such change, event, occurrence, effect, circumstance or development relative to other participants in the business and industries in which they operate, the extent (and only the extent) of such material and disproportionate affect, relative to such other participants, on the Company and its Subsidiaries, taken as a whole, may be taken into account in determining whether there has been a Company Material Adverse Effect.

“Company Preferred Stock” means the Company Series A Preferred Stock, Company Series B-1 Preferred Stock, Company Series B-1A Preferred Stock, and Company Series B-2 Preferred Stock.

“Company Products” means all products or service offerings of the Company and its Subsidiaries, including but not limited to the Company COVID-19 Drug, Company Antidepressant Drug Regimen, and any future product candidates developed by or on behalf of the Company.

“Company Related Parties” means the Company, its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any of their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing.

“Company Series A Preferred Stock” means the Series A preferred stock of the Company, par value $0.001 per share.

“Company Series B Preferred Stock” means, collectively, the Company Series B-1 Preferred Stock, the Company Series B-1A Preferred Stock and the Company Series B-2 Preferred Stock.

“Company Series B-1 Preferred Stock” means the Series B-1 preferred stock of the Company, par value $0.001 per share.

“Company Series B-1A Preferred Stock” means the Series B-1A preferred stock of the Company, par value $0.001 per share.

“Company Series B-2 Preferred Stock” means the Series B-2 preferred stock of the Company, par value $0.001 per share.

“Company Stock” means, collectively, the Company Common Stock and the Company Preferred Stock.

“Company Stockholder Agreements” means the (i) First Refusal and Co-Sale Agreement dated as of November 10, 2016, among the Company and the Company Stockholders party thereto, (ii) Voting Agreement dated as of November 10, 2016, among the Company and the Company Stockholders party thereto, (iii) Investors’ Rights Agreement dated as of November 10, 2016, among the Company and the Company Stockholders party thereto, (iv) Stockholders Agreement dated as of June 1, 2015, by and among the Company and the Company Stockholders party thereto, and (v) Registration Rights Agreement dated as of July 1, 2015, among the Company and the Company Stockholders party thereto.

“Company Stockholder” means a holder of Company Common Stock and/or Company Preferred Stock.

“Company Warrants” means all warrants to purchase shares of Company Common Stock.

“Confidentiality Agreement” means that certain Mutual Non-Disclosure Agreement, dated as of December 3, 2020, between BRPA and the Company.

“Consent Solicitation Statement” means the consent solicitation statement included as part of the Registration Statement with respect to the solicitation by the Company of the Company Stockholder Approval.

“Copyrights” means all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world.

“Earnout Cash Post-Earnout Share Equivalent” means the quotient of (i) the aggregate amount, if any, of the Earnout Cash actually distributed to Company Stockholders in accordance with Section 1.8 divided by (ii) the BRPA Closing Price.

“Earnout Cash Share Equivalent” means the quotient of (i) $100,000,000 divided by (ii) the BRPA Closing Price.

“Earnout Pro Rata Portion” means, with respect to each holder of outstanding shares of Company Common Stock as of immediately prior to the Effective Time (including holders of shares of Company Common Stock resulting from the Preferred Stock Conversion), a fraction expressed as a percentage equal to (i) the number of shares of BRPA Common Stock into which such holder’s shares of Company Common Stock are converted into in accordance with Section 1.3(b) divided by (ii) the sum of (x) the total number of shares of BRPA Common Stock into which all outstanding shares of Company Common Stock (including all shares of Company Common Stock resulting from the Preferred Stock Conversion) are converted into in accordance with Section 3.01(b), plus (y) total shares of BRPA Common Stock that would have been underlying the Substitute Options had the number of shares underlying such Substitute Options been determined pursuant Section 1.3(c)(i) based on the Exchange Ratio instead of the Option Exchange Ratio (for the avoidance of doubt, without reflecting any subsequent Option Post-Earnout Adjustments).

“EMEA” means the European Medicines Agency.

“Environmental Law” means any federal, state, local or foreign law, regulation, order, decree, permit, authorization, opinion, common law or agency requirement relating to: (i) the protection, investigation or restoration of the environment, health and safety (in relation to exposure to Hazardous Substances), or natural resources; (ii) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (iii) noise, odor, wetlands, pollution, contamination or any injury or threat of injury to persons or property, including but not limited to the United States federal statutes known as the Clean Air Act, Clean Water Act, Comprehensive Environmental Response, Compensation, and Liability Act, Emergency Planning and Community Right to Know Act, Endangered Species Act, Hazardous Materials Transportation Act, Migratory Bird Treaty Act, National Environmental Policy Act, Operational Safety and Health Act, Oil Pollution Act of 1990, Resource Conservation and Recovery Act, Safe Drinking Water Act, Toxic Substances Control Act, or any similar law in any jurisdiction in which the Company or a Subsidiary conducts business or provides or offers goods or services.

“Exchange Ratio” means the quotient of (i) 50,000,000 divided by (ii) the total number of issued and outstanding shares of Company Common Stock and the Company Preferred Stock (on an “as-converted” to Company Common Stock basis) on a fully diluted basis as of the Closing Date using the treasury method of accounting, including, without duplication, the number of shares of Company Common Stock issuable pursuant to the conversions or exercises provided for in Section 1.3(a), the number of shares of Company Common Stock issued or issuable upon the exercise of all Company Stock Options and the shares of Company Common Stock underlying the Company Warrants.

“Export Control Laws” means (i) all U.S. import and export laws, including those laws under the authority of U.S. Departments of Commerce (Bureau of Industry and Security) codified at 15 CFR, Parts 700-799; Homeland Security (Customs and Border Protection) codified at 19 CFR, Parts 1-199; State (Directorate of Defense Trade Controls) codified at 22 CFR, Parts 103, 120-130; and Treasury (Office of Foreign Assets Control) codified at 31 CFR, Parts 500-599, United States Executive Order 13224, the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Act, the International Emergency Economic Powers Act, the Trading with the Enemy Act, and (ii) all comparable applicable laws outside the United States.

“FDA” means the U.S. Food and Drug Administration.

“Governmental Entity” means any federal, state, provincial, municipal, foreign, or other court, judicial body, administrative agency, commission, governmental or regulatory authority or similar body, including but not limited to the SEC, the FDA, the Department of Health and Human Services, the Centers for Medicare & Medicaid Services, the Department of Veterans Affairs, and the EMEA.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Entity.

“Hazardous Substance” means any substance that is: (i) listed, classified or regulated pursuant to any Environmental Law; (ii) any petroleum product or by-product, natural gas, synthetic gas, and any mixtures thereof, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials, radon, or per- and polyfluoroalkyl substances; or (iii) any other substance which is the subject of regulatory action by any Governmental Entity pursuant to any Environmental Law.

“Health Care Programs” means the Medicare program, any state Medicaid program, TRICARE, any heath care program of the Department of Veterans Affairs, the Maternal and Child Health Services Block Grant Program, any federally-funded state social services block grant program, the State Children’s Health Insurance Program, or any similar U.S. or foreign programs.

“Health Care Regulatory Laws” means any applicable law relating to healthcare, including, without limitation the following (as amended from time to time), (i) the Federal Food, Drug, and Cosmetic Act of 1938, as amended (21 U.S.C. § 301 et seq.), and (ii) the Public Health Service Act (42 U.S.C. § 201 et seq.), and all regulations promulgated thereunder (including, but not limited to, 21 C.F.R. Part 1271).

“HIPAA” means the security and privacy standards adopted pursuant to the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH), as amended, and implementing regulations.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IEC” means an independent ethics committee.

“Information Privacy and Security Laws” means all applicable laws concerning the privacy, data protection, transfer, or security of Personal Confidential Information, including, to the extent applicable, the Fair Credit Reporting Act, Federal Trade Commission Act, CAN SPAM Act, Telephone Consumer Protection Act, Telemarketing and Consumer Fraud and Abuse Prevention Act, Children’s Online Privacy Protection Act, the Payment Card Industry Data Security Standards, the guidance of each Governmental Entity that pertains to such laws, the General Data Protection Regulation (EU), other state, and federal, data security laws, data breach notification laws, and consumer protection laws.

“Insider” means any individual who is an officer, director or employee of the Company or any of its Subsidiaries.

“Insurance Policies” means all material insurance policies and material fidelity and surety bonds covering the assets, business, equipment, properties, operations, employees, officers and directors.

“Intellectual Property Rights” means any or all of the following and all worldwide common law and statutory rights in, arising out of, or associated therewith: (i) Patents; (ii) inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (iii) Copyrights; (iv) software and software programs; (v) domain names, uniform resource locators and other names and locators associated with the internet or mobile devices or platforms; (vi) industrial designs and any registrations and applications therefor; (vii) Trademarks; (viii) all databases and data collections and all rights therein; (ix) all moral and economic rights of authors and inventors, however denominated, (x) all rights to obtain renewals, continuations, divisions, or other extensions of legal protections pertaining thereto, and (xi) any similar or equivalent rights to any of the foregoing (as applicable).

“IRB” means an institutional review board.

“knowledge” means actual knowledge or awareness as to a specified fact or event (i) in the case of the Company, of Jonathan Javitt or Brian Del Buono, and (ii) in the case of BRPA or Merger Sub, Richard Ackerman, Bennett Kim, or Lori Wittman.

“Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity, including but not limited to, the Securities Act, Exchange Act, rules and regulations of the

SEC, the Sarbanes-Oxley Act and rules and regulations thereunder, the Nasdaq Listing Rules, Health Care Regulatory Laws, and Export Control Laws, and including any (a) technical or scientific standard to which adherence is required by any Governmental Entity and (b) any mandatory rules or policies of non-governmental accreditation or oversight bodies applicable to the Company Products.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, restriction or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest).

“Merger Consideration” means (i) an aggregate of 50,000,000 shares of BRPA Common Stock and (ii) the Earnout Consideration, if payable in accordance with Section 1.8.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of Treasury.

“Option Exchange Ratio” means the Exchange Ratio, but substituting “(i) the sum of (a) 75,000,000 plus (b) the Earnout Cash Share Equivalent” in lieu of “(i) 50,000,000”

“Option Post-Earnout Exchange Ratio” means the Exchange Ratio, but substituting “(i) the sum of (a) 50,000,000 plus (b) the number of Earnout Shares actually distributed to Company Shareholders in accordance with Section 1.8 plus (c) the Earnout Cash Post-Earnout Share Equivalent” in lieu of “(i) 50,000,000”.

“Patents” means all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof.

“Permitted Liens” means (i) statutory Liens for Taxes, assessments or other governmental charges, in each case, not yet delinquent or the amount or validity of which is being contested in good faith and for which adequate reserves have been established in accordance with U.S. GAAP, (ii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business, (iii) zoning, entitlement and other land use and environmental regulations promulgated by any Governmental Entity, (iv) covenants, conditions, restrictions, easements, rights of way, encumbrances, defects, imperfections, irregularities of title or other Liens, if any, that would not reasonably be expected to have a Company Material Adverse Effect or BRPA Material Adverse Effect, as applicable, (v) with respect to any leased real property, (a) the interests and rights of the respective lessors with respect thereto and (b) any Lien permitted under the applicable lease agreement and any ancillary documents thereto, (vi) Liens created by BRPA or its successors and assigns, (vii) Liens disclosed in the Company Schedules or the BRPA Schedules, (viii) Liens (other than monetary liens) incurred in the ordinary course of business since the date of the most recent Company Financial Statements or BRPA Financial Statements, as applicable, (ix) licenses to Intellectual Property Rights granted in the ordinary course of business, (x) Liens securing the Company’s and its Subsidiaries’ existing credit facilities, (xii) statutory or contractual Liens of lessors or Liens on the lessor’s or prior lessor’s interest, and (xiii) Liens of public record.

“Permitted Transferee” means (i) BRPA or an Affiliate of BRPA, (ii) if the transferor is an entity, (x) its shareholders, partners, or members upon the transferee’s liquidation or (y) an entity, if such entity’s equity securities are 100% owned by the transferor or its shareholders, partners, or members, or (iii) if the transferor is an individual, (x) a member of the transferor’s immediate family or a trust, the beneficiary of which is the transferor or a member of the transferor’s immediate family, who receives BRPA Common Stock from the transferor by bona fide gift for estate planning purposes, (y) a Person who receives BRPA Common Stock from the transferor by virtue of the laws of descent and distribution upon the death of the transferor, or (z) a Person who receives BRPA Common Stock from the transferor pursuant to a qualified domestic relations order binding on the transferor. As used herein, “immediate family” means a spouse, parent, lineal descendants, the spouse of any lineal descendent, brothers or sisters, or a trust, all of whose current beneficiaries are members of the immediate family of the transferor.

“Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

“Personal Confidential Information” means any information, in any form, that could reasonably be used to identify, contact, or locate a single person, that is governed, regulated, or protected by one or more Information Privacy and Security Laws.

“Protected Health Information” has the definition provided by 45 C.F.R. 160.103.

“Proxy Statement” means the proxy statement filed by BRPA as part of the Registration Statement with respect to the BRPA Special Meeting for the purpose of soliciting proxies from BRPA Stockholders to approve the BRPA Stockholder Matters (which shall also provide the BRPA Stockholders with the opportunity to redeem their shares of BRPA Common Stock in conjunction with a stockholder vote on the Business Combination).

“Representative” means, with respect to any Person, any director, officer, employee, agent, manager, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

“Schedules” means the Company Schedules and the BRPA Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Sponsor” means Big Rock Partners Sponsor, LLC.

“Subsidiary” means, with respect to any Person, any other Person with respect to which such first Person (alone or in combination with any of such first Person’s other Subsidiaries) owns (i) capital stock or other equity interests having the ordinary voting power to elect a majority of the board of directors or other governing body of such Person or (ii) a majority of the outstanding voting securities of such Person.

“Tax Opinion Counsel” means the Company’s counsel.

“Tax Opinion” means an opinion of Tax Opinion Counsel, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

“Tax” or “Taxes” refers to any and all federal, state, local and foreign taxes, including, without limitation, gross receipts, income, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise and property taxes, assessments, governmental charges in the nature of a tax and duties together with all interest, penalties and additions imposed with respect to any such amounts, and including (i) any liability of a predecessor entity for any such amounts and (ii) any such amounts imposed by contract.

“Trademarks” means trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor.

“Transactions” means the transactions contemplated by this Agreement to occur at or immediately prior to the Closing, including the Merger.

“U.S. GAAP” means generally accepted accounting principles historically and consistently applied in the United States and as in effect from time to time.

Exhibit B

Form of Voting and Support Agreement

[See attached]

Exhibit B

Agreed Form

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”), dated as of [                ], 20[    ], is entered into by and among Big Rock Partners Acquisition Corp., a Delaware corporation (“BRPA”), Big Rock Merger Corp., a Delaware corporation and wholly owned subsidiary of BRPA (“Merger Sub”), and [●], a [●] (the “Stockholder”).

RECITALS

WHEREAS, BRPA, NeuroRx, Inc., a Delaware corporation (the “Company”), and Merger Sub have entered into that certain Agreement and Plan of Merger, dated as of December 13, 2020 (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”; capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into the Company, with the Company surviving the merger (the “Merger”);

WHEREAS, as of the date hereof, the Stockholder is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of and is entitled to dispose of and vote [[●] shares of Company Common Stock] [and] [[●] shares of Company Series A Preferred Stock] [and] [[●] shares of Company Series B-1 Preferred Stock] [and] [[●] shares of Company Series B-1A Preferred Stock] [and] [[●] shares of Company Series B-2 Preferred Stock] (collectively, the “Owned Shares” and, together with any additional shares of Company Stock (or any securities convertible into or exercisable or exchangeable for Company Stock) in which the Stockholder acquires record and beneficial ownership after the date hereof, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Covered Shares”);

WHEREAS, as a condition and inducement to the willingness of BRPA and Merger Sub to enter into the Merger Agreement, the Stockholder is entering into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, BRPA, Merger Sub and the Stockholder hereby agree as follows:

1.    Agreement to Vote.

(a)    Subject to the earlier termination of this Agreement in accordance with Section 3 and Section 1(b), the Stockholder, in its capacity as a stockholder of the Company, irrevocably and unconditionally agrees that it shall, and shall cause any other holder of record of any of the Stockholder’s Covered Shares to, validly execute and deliver to the Company, on (or effective as of) the tenth (10th) day following the date that the Consent Solicitation Statement included in the Registration Statement is disseminated by the Company to the Company’s stockholders (following the SEC Approval Date), the written consent in the form attached hereto as Exhibit A in respect of all of the Stockholder’s Covered Shares. In addition, subject to Section 1(b), prior to the Termination Date (as defined herein), the Stockholder, in its capacity as a stockholder of the Company, irrevocably and unconditionally agrees that, at any other meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and in connection with any written consent of stockholders of the Company, the Stockholder shall, and shall cause any other holder of record of any of the Stockholder’s Covered Shares to:

(i)    if and when such meeting is held, appear at such meeting or otherwise cause the Stockholder’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

(ii)    vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Stockholder’s Covered Shares owned as of the record date for such meeting (or the date that any written consent is executed by the Stockholder) in favor of the Merger and the adoption of the Merger Agreement and any other matters necessary or reasonably requested by the Company for consummation of the Merger and the other Transactions, [(including the conversion of the Stockholder’s Company Preferred Stock immediately prior to the Effective Time pursuant to the terms of the Merger Agreement, and pursuant to Article B, Section 4, of the Second Amended and Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on October 20, 2016 (the “Company Preferred Stock Conversion”))]1; and

(iii)    vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of the Stockholder’s Covered Shares against any Acquisition Proposal and any other action that would reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other Transactions or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement that would result in the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3 of the Merger Agreement to be satisfied or result in a breach of any covenant, representation or warranty or other obligation or agreement of the Stockholder contained in this Agreement.

(b)    The obligations of the Stockholder specified in this Section 1 shall apply whether or not the Merger or any action described above is recommended by the Company Board or whether or not the Company Board has (x) changed, withdrawn, withheld, qualified or modified, or publicly proposed to change, withdraw, withhold, qualify or modify, the Company Board Recommendation or (y) approved, recommended or declared advisable, or proposed publicly to approve, recommend or declare advisable, any Acquisition Proposal (any action described in clause (x) or (y), a “Company Change in Recommendation”); provided, however, that in the event the Company Board effects a Company Change in Recommendation: (i) [(A) subject to clause (B)]2, the number of shares of Company Stock that the Stockholder shall be committed to vote (or execute a written consent in respect to) in accordance with the preceding provisions of this Section 1 [(other than solely with respect to the Company Preferred Stock Conversion)]3 shall be modified to be only such number that, when aggregated with the number of shares of Company Stock that other stockholders of the Company are obligated to vote (or execute a written consent in respect to) pursuant to voting and support agreements entered into, whether before, on or after the date hereof, in connection with the Transactions, shall not exceed thirty-five percent (35.00%) of the total number of outstanding shares of Company Stock (on an “as converted basis”)[, and (B) solely with respect to the vote (or written consent) with respect to the approval of the Company Preferred Stock Conversion, (I) the number of shares of Company Series A Preferred Stock that the Stockholder shall be committed to vote (or execute a written consent in respect to) in accordance with the preceding provisions of this Section 1 shall be modified to be only such number that, when aggregated with the number of shares of Company Series A Preferred Stock that other stockholders of the Company are obligated to vote (or execute a written

[1]	NTD: To be included if the Stockholder holds Company Preferred Stock.
[2]	NTD: To be included if the Stockholder holds Company Preferred Stock.
[3]	NTD: To be included if the Stockholder holds Company Preferred Stock.

consent in respect to) in connection with the Company Preferred Stock Conversion pursuant to voting and support agreements entered into, whether before, on or after the date hereof, in connection with the Transactions, shall not exceed thirty-five percent (35.00%) of the total number of outstanding shares of Company Series A Preferred Stock, and (II) the number of shares of Company Series B Preferred Stock that the Stockholder shall be committed to vote (or execute a written consent in respect to) in accordance with the preceding provisions of this Section 1 shall be modified to be only such number that, when aggregated with the number of shares of Company Series B Preferred Stock that other stockholders of the Company are obligated to vote (or execute a written consent in respect to) in connection with the Company Preferred Stock Conversion pursuant to voting and support agreements entered into, whether before, on or after the date hereof, in connection with the Transactions, shall not exceed thirty-five percent (35.00%) of the total number of outstanding shares of Company Series B Preferred Stock]4 (the shares in this clause (i), the “Lock-Up Covered Shares”), such that the Stockholder shall only be obligated to execute a written consent with respect to, or otherwise vote, its pro rata portion of the Lock-Up Covered Shares in the manner set forth in this Section 1 and (ii) the Stockholder shall be entitled (in its sole discretion) to vote any shares of Company Stock that it is entitled to vote, other than the Lock-Up Covered Shares, in any manner.

2.    No Inconsistent Agreements. The Stockholder hereby covenants and agrees that the Stockholder shall not, at any time prior to the Termination Date, (i) enter into any voting agreement or voting trust with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, or (iii) enter into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

3.    Termination. This Agreement shall terminate, and no party shall have any further obligations or liabilities under this Agreement, upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the time this Agreement is terminated upon the mutual written agreement of BRPA, Merger Sub and the Stockholder, or (iv) the election of the Stockholder in its sole discretion to terminate this Agreement following any modification or amendment to, or the waiver of any provision of, the Merger Agreement, as in effect on the date hereof, that reduces the amount or changes the form of consideration payable to the Stockholder (the earliest such date under clause (i), (ii), (iii) and (iv) being referred to herein as the “Termination Date”); provided, that the provisions set forth in Sections 9 to 23 shall survive the termination of this Agreement; provided further, that termination of this Agreement shall not relieve any party hereto from any liability for any intentional and willful breach of, or actual fraud in connection with, this Agreement prior to such termination.

4.    Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to BRPA as to itself as follows:

(a)    The Stockholder is the only record and a beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good, valid and marketable title to, the Covered Shares, free and clear of Liens other than as created by this Agreement and Permitted Liens. As of the date hereof, other than the Owned Shares, the Stockholder does not own beneficially or of record any shares of capital stock of the Company (or any securities convertible into shares of capital stock of the Company).

(b)    The Stockholder (i) except as provided in this Agreement, has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to the Stockholder’s Covered Shares, (ii) has not entered into any voting agreement or voting trust with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, (iii) has not granted a proxy or power of attorney with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this

[4]	NTD: To be included if the Stockholder holds Company Preferred Stock.

Agreement and (iv) has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

(c)    [The Stockholder (i) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the laws of the jurisdiction of its organization, and (ii) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.]5 This Agreement has been duly executed and delivered by the Stockholder and constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(d)    Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by the Stockholder from, or to be given by the Stockholder to, or be made by the Stockholder with, any Governmental Entity in connection with the execution, delivery and performance by the Stockholder of this Agreement, the consummation of the transactions contemplated hereby or the Merger and the other Transactions.

(e)    The execution, delivery and performance of this Agreement by the Stockholder do not, and the consummation of the transactions contemplated hereby or the Merger and the other Transactions will not, constitute or result in [(i) a breach or violation of, or a default under, the limited liability company agreement or similar governing documents of the Stockholder,]6 (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification or acceleration of any obligations under or the creation of a Lien on any of the properties, rights or assets of the Stockholder pursuant to any Contract binding upon the Stockholder or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 4(d), under any applicable law to which the Stockholder is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon the Stockholder, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the Stockholder’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, the consummation of the Merger or the other Transactions.

(f)    As of the date of this Agreement, there is no action, proceeding or investigation pending against the Stockholder or, to the knowledge of the Stockholder, threatened against the Stockholder that questions the beneficial or record ownership of the Stockholder’s Owned Shares, the validity of this Agreement or the performance by the Stockholder of its obligations under this Agreement.

(g)    The Stockholder understands and acknowledges that BRPA is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of the Stockholder contained herein.

(h)    No investment banker, broker, finder or other intermediary is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission for which BRPA or the Company is or will be liable in connection with the transactions contemplated hereby based upon arrangements made by or, to the knowledge of the Stockholder, on behalf of the Stockholder.

[5]	NTD: To be included if the Stockholder is an entity
[6]	NTD: To be included if the Stockholder is an entity

5.    Certain Covenants of the Stockholder. Except in accordance with the terms of this Agreement, the Stockholder hereby covenants and agrees as follows:

(a)    No Solicitation. Prior to the Termination Date, the Stockholder shall not, [shall cause its Subsidiaries not to,]7 and shall use its reasonable best efforts to cause its and their Representatives not to, directly or indirectly, solicit, initiate, enter into, or continue discussions, negotiations, or transactions with, or encourage or respond to any inquiries or proposals by, or provide any information to any Person relating to, or enter into or consummate any transaction relating to, any Company Competing Transaction. In addition, the Stockholder will[, and will cause its Subsidiaries]8 and use reasonable best efforts to cause its and their Representatives to, promptly cease any and all existing discussions or negotiations with any Person conducted heretofore with respect to any Company Competing Transaction. The Stockholder will promptly (and in any event within two (2) Business Days) notify BRPA if the Stockholder [or any of its Subsidiaries,]9 or, to the Stockholder’s knowledge, any of the Stockholder’s Representatives receives any inquiry, proposal, offer or submission with respect to a Company Competing Transaction (including the identity of the Person making such inquiry or submitting such proposal, offer or submission), after the execution and delivery of this Agreement, and will provide BRPA with a copy of such inquiry, proposal, offer or submission.

Notwithstanding anything in this Agreement to the contrary, (i) the Stockholder shall not be responsible for the actions of the Company or the Company Board (or any committee thereof), any Subsidiary of the Company, or any officers, directors (in their capacity as such), employees and professional advisors of any of the foregoing (the “Company Related Parties”), including with respect to any of the matters contemplated by this Section 5(a), (ii) the Stockholder makes no representations or warranties with respect to the actions of any of the Company Related Parties, (iii) any breach by the Company of its obligations under Section 4.4(b) of the Merger Agreement shall not be considered a breach of this Section 5(a) (it being understood for the avoidance of doubt that the Stockholder shall remain responsible for any breach by it[, its Subsidiaries]10 or its Representatives (other than any such [Subsidiary or]11 Representative that is a Company Related Party) of this Section 5(a)) and (iv) to the extent the Company complies with its obligations under Section 4.4 of the Merger Agreement and participates in discussions or negotiations with a Person regarding an Acquisition Proposal, the Stockholder and/or any of its [Subsidiaries or]12 Representatives may engage in discussions or negotiations with such Person to the extent that the Company can act under Section 4.4 of the Merger Agreement.

(b)    The Stockholder hereby agrees not to, directly or indirectly, prior to the Termination Date, except in connection with the consummation of the Merger and the Company Preferred Stock Conversion, (i) sell, transfer, pledge, encumber, assign, hedge, swap, convert or otherwise dispose of (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily (collectively, “Transfer”), or enter into any legally binding contract or option with respect to the Transfer of any of the Stockholder’s Covered Shares, or (ii) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing its obligations under this Agreement; provided, however, that nothing herein shall prohibit a Transfer to an Affiliate of the Stockholder (a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to BRPA, to assume all of the obligations of the Stockholder under, and be bound by all of the terms of, this Agreement; provided, further, that any Transfer permitted under this Section 5(b) shall not relieve the Stockholder of its obligations under this Agreement. Any Transfer in violation

[7]	NTD: To be included if the Stockholder is an entity
[8]	NTD: To be included if the Stockholder is an entity
[9]	NTD: To be included if the Stockholder is an entity
[10]	NTD: To be included if the Stockholder is an entity
[11]	NTD: To be included if the Stockholder is an entity
[12]	NTD: To be included if the Stockholder is an entity

of this Section 5(b) with respect to the Stockholder’s Covered Shares shall be null and void. Nothing in this Agreement shall prohibit direct or indirect transfers of equity or other interests in a Stockholder.

(c)    The Stockholder hereby authorizes the Company to maintain a copy of this Agreement at either the executive office or the registered office of the Company.

6.    Further Assurances. From time to time, at BRPA’s request and without further consideration, the Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement. The Stockholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class action with respect to, any action or claim, derivative or otherwise, against BRPA, BRPA’s Affiliates, the Sponsors, Merger Sub, the Company or any of their respective successors and assigns relating to the negotiation, execution or delivery of this Agreement, the Merger Agreement (including the Per Share Merger Consideration and Company Preferred Stock Conversion) or the consummation of the transactions contemplated hereby and thereby.

7.    Disclosure. The Stockholder hereby authorizes the Company and BRPA to publish and disclose in any announcement or disclosure required by the SEC or Nasdaq, or to include in any document or information required to be filed with or furnished to the SEC or Nasdaq, the Stockholder’s identity and ownership of the Covered Shares and the nature of the Stockholder’s obligations under this Agreement, in each case, if the publication or disclosure of such information (the Stockholder’s identity and ownership of the Covered Shares and the nature of the Stockholder’s obligations under this Agreement) is required by the SEC or Nasdaq to be so published or disclosed; provided, that prior to any such publication or disclosure, the Company and BRPA have provided the Stockholder with an opportunity to review and comment upon such announcement or disclosure, which comments the Company and BRPA will consider in good faith.

8.    Changes in Capital Stock. In the event of a stock split, stock dividend or distribution, or any change in the Company’s capital stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Owned Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

9.    Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by BRPA, Merger Sub, the Stockholder and the Company.

10.    Waiver. Any party to this Agreement may, at any time prior to the Termination Date, waive any of the terms or conditions of this Agreement, or agree to an amendment or modification to this Agreement in the manner contemplated by Section 9 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

11.    Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

if to BRPA, to it at:

Big Rock Partners Acquisition Corp.

2645 N. Federal Highway, Suite 230

Delray Beach, FL 33483

Attn: Richard Ackerman

Email: rackerman@bigrockpartners.com

with a copy (which shall not constitute notice) to:

Graubard Miller

The Chrysler Building

405 Lexington Avenue, 11th Floor

New York, New York 10174

Attention: David Alan Miller / Jeffrey M. Gallant

Email: dmiller@graubard.com / jgallant@graubard.com

If to the Stockholder, to such address indicated on the Company’s records with respect to the Stockholder or to such other address or addresses as the Stockholder may from time to time designate in writing.

12.    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in BRPA any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares of the Stockholder. All rights, ownership and economic benefits of and relating to the Covered Shares of the Stockholder shall remain vested in and belong to the Stockholder, and BRPA shall have no authority to manage, direct, restrict, regulate, govern or administer any of the policies or operations of Company or exercise any power or authority to direct the Stockholder in the voting or disposition of any of the Stockholder’s Covered Shares, except as otherwise provided herein.

13.    Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement among the parties relating to the subject matter hereof and supersede any other agreements and understandings, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the matters contemplated by this Agreement exist between the parties except as expressly set forth or referenced in this Agreement and the Merger Agreement.

14.    No Third-Party Beneficiaries. The Stockholder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of BRPA in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as parties hereto; provided, that the Company shall be an express third party beneficiary with respect to Section 4, Section 5(b), Section 7 and Section 9 hereof.

15.    Governing Law and Venue; Service of Process; Waiver of Jury Trial.

(a)    This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction.

(b)    Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in

Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Action in any such court is brought in an inconvenient forum, (B) the venue of such Action is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c)    EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE MERGER, OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY.

16.    Assignment; Successors. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the first sentence of this Section 16, this Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns.

17.    Trust Account Waiver. Notwithstanding anything else in this Agreement, the Stockholder acknowledges that it has read BRPA’s final prospectus dated November 20, 2017 and understands that BRPA has established the Trust Fund for the benefit of BRPA’s public shareholders and that BRPA may disburse monies from the Trust Fund only (a) to BRPA’s public shareholders in the event they elect to convert their shares into cash in accordance with BRPA’s Charter Documents and/or the liquidation of BRPA or (b) to BRPA after, or concurrently with, or in connection with the consummation of a Business Combination. The Stockholder further acknowledges that, if the Merger, or, upon termination of this Agreement, another Business Combination, is not consummated by December 23, 2020, or such later date as shall be set forth in an amendment to BRPA’s Amended and Restated Certificate of Incorporation for the purpose of extending the date by which BRPA must complete a Business Combination, BRPA will be obligated to return to its shareholders the amounts being held in the Trust Fund. Accordingly, the Stockholder, for itself and its [stockholders, directors, officers, employees,]13 Representatives[, Subsidiaries]14 and Affiliates, hereby waives all rights, title, interest or claim of any kind against BRPA to collect from the Trust Fund any monies that may be owed to them by BRPA for any reason whatsoever, including but not limited to a breach of this Agreement by BRPA or any negotiations, agreements or understandings with BRPA (whether in the past, present or future), and will not seek recourse against the Trust Fund at any time for any reason whatsoever; provided that nothing herein shall amend, limit, alter, change, supersede or otherwise modify the right of the Stockholder to bring any action or actions for specific performance, injunctive and/or other equitable relief (including, without limitation, the right to compel specific performance by BRPA and Merger Sub of their respective obligations under this Agreement). This paragraph will survive this Agreement and will not expire and will not be altered in any way without the express written consent of BRPA.

18.    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no

[13]	NTD: To be included if the Stockholder is an entity
[14]	NTD: To be included if the Stockholder is an entity

past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Stockholder, BRPA or Merger Sub under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

19.    Enforcement. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 19 shall not be required to provide any bond or other security in connection with any such injunction.

20.    Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

21.    Counterparts. This Agreement and each other document executed in connection with the Merger, and the consummation thereof, may be executed in one or more counterparts, all of which shall be considered one and the same document and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Delivery by electronic transmission to counsel for the other party of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.

22.    Interpretation and Construction. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement. References to Sections are to Sections of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. The definitions contained in this Agreement are applicable to the masculine as well as to the feminine and neuter genders of such term. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute and to any rules or regulations promulgated thereunder. References to any person include the successors and permitted assigns of that person. References from or through any date mean, unless otherwise specified, from and including such date or through and including such date, respectively. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

23.    Capacity as a Stockholder. Notwithstanding anything herein to the contrary, the Stockholder signs this Agreement solely in the Stockholder’s capacity as a stockholder of the Company, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions of any affiliate, employee or designee of the Stockholder or any of its affiliates in his or her capacity, if applicable, as an officer or director of the Company or any other Person.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

Big Rock Partners Acquisition Corp.

By:
Name:
Title:

Big Rock Merger Corp.

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

[STOCKHOLDER]

By:
Name:
Title:

[Signature Page to Voting and Support Agreement]

Exhibit A

WRITTEN CONSENT

IN LIEU OF A

MEETING OF STOCKHOLDERS

OF

NEURORX, INC.

[●]

The undersigned (the “Stockholder”), being the holder of shares of [[●] shares of Company Common Stock] [and] [[●] shares of Company Series A Preferred Stock] [and] [[●] shares of Company Series B-1 Preferred Stock] [and] [[●] shares of Company Series B-1A Preferred Stock] [and] [[●] shares of Company Series B-2 Preferred Stock] of NeuroRx, Inc., a Delaware corporation, (the “Company”), acting pursuant to Section 228(a) and Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby irrevocably consent to the adoption of the following resolutions in lieu of a meeting with respect to [all of the shares of Company Common Stock] [and] [Company Series A Preferred Stock] [and] [Company Series B-1 Preferred Stock] [and] [Company Series B-1A Preferred Stock] [and] [Company Series B-2 Preferred Stock] of the Company held by the Stockholder][only a number of shares of [Company Common Stock] [and] [Company Series A Preferred Stock] [and] [Company Series B-1 Preferred Stock] [and] [Company Series B-1A Preferred Stock] [and] [Company Series B-2 Preferred Stock] of the Company held by the Stockholder equal to a total of [●]% of the issued and outstanding shares of Company Stock (treated as Company Common Stock on an “as converted basis”) [and [●]% of the issued and outstanding shares of Company Common Stock] [and [●]% of the issued and outstanding shares of Company Series A Preferred Stock] [and [●]% of the issued and outstanding shares of Company Series B Preferred Stock]], effective as of the date set forth opposite the Stockholder’s name on the signature page hereto:

MERGER AGREEMENT

WHEREAS, the Company has entered into an Agreement and Plan of Merger, dated as of December 13, 2020 (the “Merger Agreement”), by and among the Company, Big Rock Partners Acquisition Corp., a Delaware corporation (“BRPA”), and Big Rock Merger Corp., a Delaware corporation and wholly owned subsidiary of BRPA (“Merger Sub”), a copy of which has been provided to the undersigned Stockholder (capitalized terms used herein without definition shall have the respective meaning ascribed to them in the Merger Agreement);

WHEREAS, pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation of the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, the Company Board has (i) declared the form, terms and provisions of the Merger Agreement and the Transactions, including the Merger, advisable and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement and the execution, delivery and performance thereof and the consummation of the Transactions, including the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement, and (iii) subject to Section 4.4 of the Merger Agreement, authorized the officers of the Company to submit the Merger Agreement to the Company’s stockholders for purposes of obtaining the approval of the Company’s stockholders and to take all action deemed necessary or appropriate to solicit the consent of the stockholders of the Company with respect thereto; and

WHEREAS, (i) the affirmative vote in favor of the adoption of the Merger Agreement by a holders of a majority of the voting power of the outstanding shares of Company Stock and Preferred Stock (treated as Company Common Stock on an “as converted basis”), voting together as a single class, is required pursuant to Section 251 of the DGCL, (ii) the affirmative vote of two-thirds of the outstanding shares of Company Series A Preferred Stock, voting as a separate class and (iii) two-thirds of the outstanding shares of Company Series B Preferred Stock, voting as a separate class, in each case, given in writing or at a meeting in accordance with the Company Certificate of Incorporation, is required pursuant to the Company Certificate of Incorporation, upon the terms and subject to the conditions set forth in the Merger Agreement; now, therefore, be it

RESOLVED, that the Merger Agreement and the Transactions, including the Merger [and the conversion of the undersigned Stockholder’s Company Preferred Stock immediately prior to the Effective Time pursuant to the terms of the Merger Agreement and pursuant to Article B, Section 4, of the Second Amended and Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on October 20, 2016 (the “Company Preferred Stock Conversion”)]15, are hereby adopted and approved in all respects, and the undersigned Stockholder hereby votes [all of the shares of Company Common Stock] [and] [Company Series A Preferred Stock] [and] [Company Series B-1 Preferred Stock] [and] [Company Series B-1A Preferred Stock] [and] [Company Series B-2 Preferred Stock] of the Company held by the Stockholder][only a number of shares of [Company Common Stock] [and] [Company Series A Preferred Stock] [and] [Company Series B-1 Preferred Stock] [and] [Company Series B-1A Preferred Stock] [and] [Company Series B-2 Preferred Stock] of the Company held by the Stockholder equal to a total of [●]% of the issued and outstanding shares of Company Stock (treated as Company Common Stock on an “as converted basis”) [and [●]% of the issued and outstanding shares of Company Common Stock] [and [●]% of the issued and outstanding shares of Company Series A Preferred Stock] [and [●]% of the issued and outstanding shares of Company Series B Preferred Stock]] in favor of the adoption and approval of the Merger Agreement and the Transactions, including the Merger and Company Preferred Stock Conversion; and

FURTHER RESOLVED, that the undersigned Stockholder hereby waives any and all irregularities of notice, with respect to the time and place of meeting, and consents to the transaction of all business represented by this written consent.

[Remainder of page intentionally left blank.

Signature page follows.]

[15]	NTD: To be included if the Stockholder holds Company Preferred Stock.

AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

This Amendment to Agreement and Plan of Merger (this “Amendment”), dated as of January 27, 2021, is by and among Big Rock Partners Acquisition Corp., a Delaware corporation (“BRPA”), NeuroRx, Inc., a Delaware corporation (the “Company”), and Big Rock Merger Corp., a Delaware corporation and wholly owned Subsidiary of BRPA (“Merger Sub”). Each of BRPA, Merger Sub, and the Company, are referred to herein, individually, as a “Party” and, collectively, as the “Parties”.

Factual Background

A.    The Parties entered into an Agreement and Plan of Merger, dated as of December 13, 2020 (as amended, the “Original Agreement”).

B.    The Parties have agreed that the Company will pay the filing fee with respect to the Registration Statement.

C.    In connection with the Company’s payment of the filing fee with respect to the Registration Statement, the Parties desire to amend the Original Agreement to (i) decrease the aggregate principal amount available under the Note Amendment pursuant to Section 1.12 of the Original Agreement from $3,000,000 to $2,708,213.36, and (ii) modify the condition to Closing contained in Section 6.2(k) of the Original Agreement to decrease the maximum amount of all BRPA Borrowings outstanding that are due and payable as of the Closing Date or at any time after the Closing from $3,000,000 to $2,708,213.36.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.    Amendment to BRPA Loan Agreements. Section 1.12 of the Original Agreement is hereby amended as follows: Each use of the text “$3,000,000” in Section 1.12 of the Original Agreement is hereby deleted and the text “$2,708,213.36” is inserted therefor.

2.    Additional Conditions to Obligations of the Company. Section 6.2(k) of the Original Agreement is hereby amended as follows: The text “three million dollars ($3,000,000)” in Section 6.2(k) of the Original Agreement is hereby deleted and the text “two million seven hundred eight thousand two hundred thirteen dollars and thirty-six cents ($2,708,213.36)” is inserted therefor.

3.    Miscellaneous.

(a)     Interpretation. Capitalized terms not defined herein shall have the meaning ascribed to them in the Original Agreement. On and after the date hereof, each reference in the Original Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Original Agreement shall mean and be a reference to the Original Agreement as amended by this Amendment.

(b)     No Further Amendments. The Original Agreement shall remain in full force and effect except as expressly amended by this Amendment. Upon the execution and delivery hereof, the Original Agreement shall thereupon be deemed to be amended as hereinabove set forth as fully and with the same effect as if the amendments made hereby were originally set forth in the Original Agreement, and this Amendment and the Original Agreement shall henceforth be read, taken and construed as one and the same instrument. Article VIII of the Original Agreement is hereby incorporated herein, mutatis mutandis.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

BIG ROCK PARTNERS ACQUISITION CORP.

By:	/s/ Richard Ackerman
Name:	Richard Ackerman
Title:	Chief Executive Officer

NEURORX, INC.

By:	/s/ Jonathan Javitt
Name:	Jonathan Javitt
Title:	Chief Executive Officer

BIG ROCK MERGER CORP.

By:	/s/ Richard Ackerman
Name:	Richard Ackerman
Title:	Chief Executive Officer

[Signature Page to Amendment to Agreement and Plan of Merger]

SECOND AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

This Second Amendment to Agreement and Plan of Merger (this “Amendment”), dated as of March 19, 2021, is by and among Big Rock Partners Acquisition Corp., a Delaware corporation (“BRPA”), NeuroRx, Inc., a Delaware corporation (the “Company”), and Big Rock Merger Corp., a Delaware corporation and wholly owned Subsidiary of BRPA (“Merger Sub”). Each of BRPA, Merger Sub, and the Company, are referred to herein, individually, as a “Party” and, collectively, as the “Parties”.

WHEREAS, the Parties entered into an Agreement and Plan of Merger, dated as of December 13, 2020 (as amended on January 27, 2021 and as may be further amended from time to time, the “Original Agreement”), which, among other things, provides that the Original Agreement may be terminated by written notice from BRPA or the Company if the transactions contemplated thereby have not been completed by April 23, 2021 (the “Outside Date”); and

WHEREAS, the Parties desire to extend the Outside Date from April 23, 2021 to May 24, 2021.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.    Amendment to Original Agreement. Section 7.1(b) of the Original Agreement is hereby amended as follows: the text “April 23, 2021” in Section 7.1(b) of the Original Agreement is hereby deleted and the text “May 24, 2021” is inserted therefor.

2.    Miscellaneous.

(a)    Interpretation. Capitalized terms not defined herein shall have the meaning ascribed to them in the Original Agreement. On and after the date hereof, each reference in the Original Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Original Agreement shall mean and be a reference to the Original Agreement as amended by this Amendment.

(b)    No Further Amendments. The Original Agreement shall remain in full force and effect except as expressly amended by this Amendment. Upon the execution and delivery hereof, the Original Agreement shall be deemed to be amended as fully and with the same effect as if the amendments made hereby were originally set forth in the Original Agreement, and this Amendment and the Original Agreement shall henceforth be read, taken and construed as one and the same instrument. Article VIII of the Original Agreement is incorporated herein, mutatis mutandis.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first written above.

BIG ROCK PARTNERS ACQUISITION CORP.

By:	/s/ Richard Ackerman
Name:	Richard Ackerman
Title:	Chief Executive Officer

NEURORX, INC.

By:	/s/ Jonathan Javitt
Name:	Jonathan Javitt
Title:	Chief Executive Officer

BIG ROCK MERGER CORP.

By:	/s/ Richard Ackerman
Name:	Richard Ackerman
Title:	Chief Executive Officer

Annex B

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BIG ROCK PARTNERS ACQUISITION CORP.

Big Rock Partners Acquisition Corp. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1. The present name of the Corporation is Big Rock Partners Acquisition Corp. The Corporation was incorporated under the name Big Rock Partners Acquisition Corp. by the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware on September 18, 2017 (the “Original Certificate”).

2. An Amended and Restated Certificate of Incorporation, which amended and restated the Original Certificate in its entirety, was filed with the Secretary of State of the State of Delaware on November 20, 2017, as amended by that certain Amendment to the Amended and Restated Certificate of Incorporation, dated May 21, 2019, as further amended by that certain Second Amendment to the Amended and Restated Certificate of Incorporation, dated August 21, 2019, as further amended by that certain Third Amendment to the Amended and Restated Certificate of Incorporation, dated November 21, 2019, as further amended by that certain Fourth Amendment to the Amended and Restated Certificate of Incorporation, dated March 23, 2020, as further amended by that certain Fifth Amendment to the Amended and Restated Certificate of Incorporation, dated July 23, 2020, and as further amended by that certain Sixth Amendment to the Amended and Restated Certificate of Incorporation, dated December 18, 2020 (as so amended, the “Existing Certificate”).

3. This Second Amended and Restated Certificate of Incorporation (the “Second Amended and Restated Certificate”), which amends and restates the Existing Certificate in its entirety, has been approved by the Board of Directors of the Corporation (the “Board of Directors”) in accordance with Sections 242 and 245 of the DGCL and by the written consent of its stockholders in accordance with Section 228 of the DGCL.

4. The text of the Existing Certificate is hereby amended and restated by this Second Amended and Restated Certificate to read in its entirety as set forth in EXHIBIT A attached hereto.

5. This Second Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate has been executed by a duly authorized officer of the Corporation on                         .

By:
Name:
Title:

[Signature Page to Second Amended and Restated Certificate of Incorporation]

EXHIBIT A

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

NRX Pharmaceuticals, Inc.

ARTICLE I

NAME

The name of the corporation is NRX Pharmaceuticals, Inc. (the “Corporation”).

ARTICLE II

REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is 1201 Orange Street, Suite 600, One Commerce Center, City of Wilmington, County of New Castle, 19801, and the name of its registered agent at such address is Agents and Corporations, Inc.

ARTICLE III

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.

ARTICLE IV

CAPITAL STOCK

The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of capital stock which the Corporation shall have authority to issue is 550,000,000. The total number of shares of Common Stock that the Corporation is authorized to issue is 500,000,000, having a par value of $0.001 per share, and the total number of shares of Preferred Stock that the Corporation is authorized to issue is 50,000,000, having a par value of $0.001 per share.

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A. COMMON STOCK.

1. General. The voting, dividend, liquidation, and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.

2. Voting. Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one (1) vote for each share of Common Stock held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate (including any Certificate of Designation) or pursuant to the DGCL.

Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

3. Dividends. Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

4. Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

B. PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Second Amended and Restated Certificate (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Second Amended and Restated Certificate (including any Certificate of Designation).

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V

BOARD OF DIRECTORS

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

A. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the directors of the Corporation shall be classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. The initial Class I directors shall serve for a term expiring at the first annual meeting of the stockholders following the date of this Second Amended and Restated Certificate; the initial Class II directors shall serve for a term expiring at the second annual meeting of the stockholders following the date of this Second Amended and Restated Certificate; and the initial Class III directors shall serve for a term expiring at the third annual meeting following the date of this Second Amended and Restated Certificate. At each annual meeting of the stockholders of the Corporation beginning with the first annual meeting of the stockholders following the date of this Second Amended and Restated Certificate, subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of the stockholders held in the third year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal. No decrease in the number of directors shall shorten the term of any incumbent director. The Board of Directors is authorized to assign members of the Board of Directors already in office to Class I, Class II and Class III.

B. Except as otherwise expressly provided by the DGCL or this Second Amended and Restated Certificate, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors.

C. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

D. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled exclusively by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director (other than any directors elected by the separate vote of one or more outstanding series of Preferred Stock), and shall not be filled by the stockholders. Any director appointed in accordance with the preceding sentence shall hold office until the expiration of the term of the class to which such director shall have been appointed or until his or her earlier death, resignation, retirement, disqualification, or removal.

E. Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Second Amended and Restated Certificate (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article V, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article V, and the total number of directors constituting the whole Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of

Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

F. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Amended and Restated Bylaws of the Corporation (as amended and/or restated from time to time, the “Bylaws”). In addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Second Amended and Restated Certificate (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

G. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VI

STOCKHOLDERS

A. Any action required or permitted to be taken by the stockholders of the Corporation may be effected at an annual or special meeting of the stockholders of the Corporation or by written consent in lieu of a meeting in accordance with the DGCL. Notwithstanding the foregoing, from and after the first date on which Jonathan Javitt and Daniel Javitt and their respective heirs, successors and assigns cease, collectively or separately, to beneficially own or control (directly or indirectly) more than fifty percent (50%) of the outstanding shares of Common Stock, any action required or permitted to be taken by the stockholders of the Corporation may be effected only at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders. “Control,” as used in this definition, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise.

B. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

C. Subject to the special rights of the holders of one or more series of Preferred Stock, special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or the President, and shall not be called by any other person or persons.

D. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

ARTICLE VII

LIABILITY

No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VII, or the adoption of any provision of the Second Amended and Restated Certificate inconsistent with this Article VII, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE VIII

INDEMNIFICATION

The Corporation shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

ARTICLE IX

FORUM SELECTION

Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the bylaws of the Corporation or this Second Amended and Restated Certificate (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article IX, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article IX. Notwithstanding the foregoing, the provisions of this Article IX shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

ARTICLE X

AMENDMENTS

A. Notwithstanding anything contained in this Second Amended and Restated Certificate to the contrary, in addition to any vote required by applicable law, the following provisions in this Second Amended and Restated Certificate may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least two-thirds (66 and 2/3%) of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Part B of Article IV, Article V, Article VI, Article VII, Article VIII, Article IX, and this Article X.

B. If any provision or provisions of this Second Amended and Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Second Amended and Restated Certificate (including, without limitation, each portion of any paragraph of this Second Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Second Amended and Restated Certificate (including, without limitation, each such portion of any paragraph of this Second Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

ARTICLE XI

DGCL SECTION 203 AND BUSINESS COMBINATIONS

A. The Corporation expressly elects not to be governed by Section 203 of the DGCL.

B. Notwithstanding the foregoing, the Corporation shall not engage in any business combination (as defined below), at any point in time at which the Corporation’s Common Stock is registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended, with any interested stockholder (as defined below) for a period of three (3) years following the time that such stockholder became an interested stockholder, unless:

(a) prior to such time, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or

(b) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers of the Corporation and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or

(c) at or subsequent to that time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 and 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

C. Solely for purposes of this Article XI and Article XII, references to:

(a) “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(b) “associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of twenty percent (20%) or more of any class of voting stock; (ii) any trust or other estate in which such person has at least a twenty percent (20%) beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(c) “business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:

(i) any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (a) with the interested stockholder, or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation Article XI.B is not applicable to the surviving entity;

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to ten percent (10%) or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

(iii) any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (a) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (b) pursuant to a merger under Section 251(g) of the DGCL; (c) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all stockholders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (d) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all stockholders of said stock; or (e) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (c)-(e) of this subsection (iii) shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

(iv) any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

(v) any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subsections (i) through (iv) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(d) “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of twenty percent (20%) or more of the outstanding voting stock of the Corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this Article XI, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(e) “Exempted Person” means each of Jonathan Javitt and Daniel Javitt, and each of their respective affiliates, any of their respective direct or indirect transferees of at least 15% of the Corporation’s outstanding common stock and any “group” of which any such person is a part under Rule 13d-5 of the Securities Exchange Act of 1934, as amended.

(f) “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of fifteen percent (15%) or more of the voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of fifteen percent (15%) or more of the voting stock of the Corporation at any time within the three (3) year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; but “interested stockholder” shall not include (a) any Exempted Person, or (b) any person whose ownership of shares in excess of the fifteen percent (15%) limitation set forth herein is the result of any action taken solely by the Corporation; provided that with respect to clause (b) such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below.

(g) “owner,” including the terms “own” and “owned,” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

(1) beneficially owns such stock, directly or indirectly; or

(2) has (a) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (b) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or

(3) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (b) of subsection (2) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(h) “person” means any individual, corporation, partnership, unincorporated association or other entity.

(i) “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(j) “voting stock” means stock of any class or series entitled to vote generally in the election of directors.

ARTICLE XII

CORPORATE OPPORTUNITIES

A. The provisions of this Article XII are set forth to define, to the extent permitted by applicable law, the duties of Specified Persons (as defined below) to the Corporation with respect to certain classes or categories of business opportunities. “Specified Persons” means Jonathan Javitt and Daniel Javitt and their respective successors and affiliates (other than the Corporation and its subsidiaries) and all of their respective partners, principals, directors, officers, members, managers and employees, including any of the foregoing who serve as officers or directors of the Corporation.

B. To the fullest extent permitted by law, the Specified Persons shall not have any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Corporation or any of its subsidiaries. To the fullest extent permitted by applicable law, the Corporation, on behalf of itself and its subsidiaries, renounces any interest or expectancy of the Corporation and its subsidiaries in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to the Specified Persons, even if the opportunity is one that the Corporation or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, and each such Specified Person shall have no duty to communicate or offer such business opportunity to the Corporation and, to the fullest extent permitted by applicable law, shall not be liable to the Corporation or any of its subsidiaries for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such Specified Person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Corporation or its subsidiaries.

C. In addition to and notwithstanding the foregoing provisions of this Article XII, a corporate opportunity shall not be deemed to belong to the Corporation if it is a business opportunity that the Corporation is not financially or legally able or contractually permitted to undertake, or that is, from its nature, not in the line of the Corporation’s business or is of no practical advantage to it or that is one in which the Corporation has no interest or reasonable expectancy.

D. To the fullest extent permitted by law, no amendment or repeal of this Article XII shall apply to or have any effect on the duties or on the liability or alleged liability of any Specified Person for or with respect to any activities or opportunities of which such Specified Person shall have become aware prior to such amendment or repeal. This Article XII shall not limit or eliminate any protections or defenses otherwise available to, or any rights to exculpation from liability, indemnification or advancement of expenses of, any director or officer of the Corporation under this Certificate of Incorporation, the Bylaws, any agreement between the Corporation and such officer or director, or any applicable law.

E. Any person or entity purchasing, holding or otherwise acquiring any interest in any shares of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article XII.

Annex C

Second Amended and Restated Bylaws of

NRX Pharmaceuticals, Inc.

(a Delaware corporation)

C-i

(continued)

C-ii

Second Amended and Restated Bylaws of

NRX Pharmaceuticals, Inc.

Article I - Corporate Offices

1.1 Registered Office.

The address of the registered office of NRX Pharmaceuticals, Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).

1.2 Other Offices.

The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.

Article II - Meetings of Stockholders

2.1 Place of Meetings.

Meetings of stockholders shall be held at any place, within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

2.2 Annual Meeting.

The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 may be transacted. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.

2.3 Special Meeting.

Special meetings of the stockholders may be called only by such persons and only in such manner as set forth in the Certificate of Incorporation.

No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting. The Board may postpone, reschedule or cancel any previously scheduled special meeting of stockholders.

2.4 Notice of Business to be Brought before a Meeting.

(a) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Board, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board or the Chairman of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting and (3) has complied with this Section 2.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. The only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Section 2.3, and stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders. For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board must comply with Section 2.5, and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5.

(b) For business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if no annual meeting was held in the preceding year, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation; provided, further, that if the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, to be timely, a stockholder’s notice must be so delivered, or mailed and received, not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

(c) To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary of the Corporation shall set forth:

(i) As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of shares of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);

(ii) As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the

Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (D) any other material relationship between such Proposing Person, on the one hand, and the Corporation or any affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (F) a representation that such Proposing Person intends or is part of a group that intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (G) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner; and

(iii) As to each item of business that the Proposing Person proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws, the language of the proposed amendment), and (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other person or entity (including their names) in connection with the proposal of such business by such stockholder; and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this Section 2.4(c)(iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these bylaws on behalf of a beneficial owner.

For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(d) A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(e) Notwithstanding anything in these bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(f) This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(g) For purposes of these bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act.

2.5 Notice of Nominations for Election to the Board.

(a) Nominations of any person for election to the Board at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (i), by or at the direction of the Board, including by any committee or persons authorized to do so by the Board or these bylaws, or (ii) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.5 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the

Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. The foregoing clause (iii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting or special meeting.

(b) (i) Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5.

(ii) Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting, then for a stockholder to make any nomination of a person or persons for election to the Board at a special meeting, the stockholder must (i) provide Timely Notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (ii) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the ninetieth (90th) day prior to such special meeting or, if later, the tenth (10th) day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made.

(iii) In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(iv) In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by shareholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice, (ii) the date set forth in Section 2.5(b)(ii) or (iii) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.

(c) To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary of the Corporation shall set forth:

(i) As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(c)(i), except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(i));

(ii) As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(c)(ii), except that for purposes of this Section 2.5, the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(c)(ii) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(c)(ii) shall be made with respect to the election of directors at the meeting); and

(iii) As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.5(f).

For purposes of this Section 2.5, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.

(d) A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

(e) In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

(f) To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board), to the Secretary of the Corporation at the principal executive offices of the Corporation, (i) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee and (ii) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed to the Corporation and (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect).

(g) The Board may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s corporate governance guidelines.

(h) A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.5, if necessary, so that the information provided or required to be provided pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(i) No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with this Section 2.5. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.

(j) Notwithstanding anything in these bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5.

2.6 Notice of Stockholders’ Meetings.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.7 Quorum.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.8 until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.8 Adjourned Meeting; Notice.

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.

2.9 Conduct of Business.

The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.10 Voting.

Except as may be otherwise provided in the Certificate of Incorporation, these bylaws or the DGCL, each stockholder shall be entitled to one (1) vote for each share of capital stock held by such stockholder.

Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.

2.11 Record Date for Stockholder Meetings and Other Purposes.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

For the purposes of determining the stockholders entitled to express consent to corporate action in writing without a meeting, unless otherwise required by the Certificate of Incorporation or applicable law, the Board may fix a record date, which record date shall not precede the date on which the resolution fixing the record date was adopted by the Board and shall not be more than ten (10) days after the date on which the record date was fixed by the Board. The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting (unless otherwise provided in the Certificate of Incorporation), when no prior action by the Board is required by applicable law, shall be the first day on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law; and when prior action by the Board is required by applicable law, the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting shall be at the close of business on the date on which the Board takes such prior action.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.12 Proxies.

Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission which sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

2.13 List of Stockholders Entitled to Vote.

The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation may, but shall not be required to, include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.13 or to vote in person or by proxy at any meeting of stockholders.

2.14 Inspectors of Election.

Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

Such inspectors shall:

(i) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;

(ii) count all votes or ballots;

(iii) count and tabulate all votes;

(iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and

(v) certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine. No ballot, proxies, votes or any revocation thereof or change thereto, shall be accepted by the inspectors after the closing of the polls unless the Court of Chancery of the State of Delaware upon application by a stockholder shall determine otherwise. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for office at an election may serve as an inspector at such election.

2.15 Written Consent of Stockholders Without a Meeting.

To the extent permitted by the Certificate of Incorporation, any action to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action to be so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered (by hand or by certified or registered mail, return receipt requested) to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Every written consent shall bear the date of signature of each Stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered in the manner required by this Section 2.15, written consents signed by a sufficient number of holders to take action are delivered to the Corporation as aforesaid. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall, to the extent required by applicable law, be given to those stockholders who have not consented in writing, and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

2.16 Delivery to the Corporation.

Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Article III - Directors

3.1 Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

3.2 Number of Directors.

The total number of directors constituting the Board shall be determined in accordance with the Certificate of Incorporation. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3 Election, Qualification and Term of Office of Directors.

Except as provided in Section 3.4, and subject to the Certificate of Incorporation, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal. Directors need not be stockholders. The Certificate of Incorporation or these bylaws may prescribe qualifications for directors.

3.4 Resignation and Vacancies.

Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.

Unless otherwise provided in the Certificate of Incorporation or these bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

3.5 Place of Meetings; Meetings by Telephone.

The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.

3.6 Regular Meetings.

Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.

3.7 Special Meetings; Notice.

Special meetings of the Board for any purpose or purposes may be called at any time by the chairperson of the Board, the Chief Executive Officer, the President or the Secretary of the Corporation or a majority of the total number of directors constituting the Board.

Notice of the time and place of special meetings shall be:

(i) delivered personally by hand, by courier or by telephone;

(ii) sent by United States first-class mail, postage prepaid;

(iii) sent by facsimile or electronic mail; or

(iv) sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four (4) days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

3.8 Quorum.

At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.9 Board Action without a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.

3.10 Fees and Compensation of Directors.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Article IV - Committees

4.1 Committees of Directors.

The Board may designate one (1) or more committees, each committee to consist, of one (1) or more of the directors of the Corporation. The Board may designate one (1) or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.

4.2 Committee Minutes.

Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

4.3 Meetings and Actions of Committees.

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i) Section 3.5 (place of meetings; meetings by telephone);

(ii) Section 3.6 (regular meetings);

(iii) Section 3.7 (special meetings; notice);

(iv) Section 3.9 (board action without a meeting); and

(v) Section 7.13 (waiver of notice),

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members; provided, however, that:

(i) the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii) special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and

(iii) the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.3, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

4.4 Subcommittees.

Unless otherwise provided in the Certificate of Incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one (1) or more subcommittees, each subcommittee to consist of one (1) or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

Article V - Officers

5.1 Officers.

The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the

Board, a Chief Financial Officer, a Treasurer, one (1) or more Vice Presidents, one (1) or more Assistant Vice Presidents, one (1) or more Assistant Treasurers, one (1) or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.

5.2 Appointment of Officers.

The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3.

5.3 Subordinate Officers.

The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

5.4 Removal and Resignation of Officers.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5 Vacancies in Offices.

Any vacancy occurring in any office of the Corporation shall be filled by the Board or as provided in Section 5.2.

5.6 Representation of Shares of Other Corporations.

The Chairperson of the Board, the Chief Executive Officer, or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7 Authority and Duties of Officers.

All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

5.8 Compensation.

The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.

Article VI - Records

A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

Article VII - General Matters

7.1 Execution of Corporate Contracts and Instruments.

The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

7.2 Stock Certificates.

The shares of the Corporation shall be represented by certificates or shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board, the Chief Executive Officer, the President, Vice President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

7.3 Special Designation of Certificates.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

7.4 Lost Certificates.

Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

7.5 Shares Without Certificates

The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

7.6 Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

7.7 Dividends.

The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

7.8 Fiscal Year.

The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

7.9 Seal.

The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

7.10 Transfer of Stock.

Shares of the stock of the Corporation shall be transferable in the manner prescribed by law and in these bylaws. Shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

7.11 Stock Transfer Agreements.

The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

7.12 Registered Stockholders.

The Corporation:

(i) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

(ii) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

7.13 Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.

Article VIII - Notice

8.1 Delivery of Notice; Notice by Electronic Transmission.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iii) if by any other form of electronic transmission, when directed to the stockholder.

Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two (2) consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice; provided, however, that the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

An affidavit of the Secretary or an Assistant Secretary of the Corporation or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Article IX - Indemnification

9.1 Indemnification of Directors and Officers.

The Corporation shall indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership (a “covered person”), joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 9.4, the Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized in the specific case by the Board.

9.2 Indemnification of Others.

The Corporation shall have the power to indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any employee or agent of the Corporation who was or is made or is threatened to be made a party or is otherwise involved in any Proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person in connection with any such Proceeding.

9.3 Prepayment of Expenses.

The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by any covered person, and may pay the expenses incurred by any employee or agent of the Corporation, in defending any Proceeding in advance of its final disposition; provided, however, that such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the person to repay all amounts advanced if it should be ultimately determined that the person is not entitled to be indemnified under this Article IX- or otherwise.

9.4 Determination; Claim.

If a claim for indemnification (following the final disposition of such Proceeding) under this Article IX- is not paid in full within sixty (60) days, or a claim for advancement of expenses under this Article IX- is not paid in full within thirty (30) days, after a written claim therefor has been received by the Corporation the claimant may thereafter (but not before) file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

9.5 Non-Exclusivity of Rights.

The rights conferred on any person by this Article IX- shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

9.6 Insurance.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of the DGCL.

9.7 Other Indemnification.

The Corporation’s obligation, if any, to indemnify or advance expenses to any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or non-profit entity shall be reduced by any amount such person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

9.8 Continuation of Indemnification.

The rights to indemnification and to prepayment of expenses provided by, or granted pursuant to, this Article IX- shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

9.9 Amendment or Repeal; Interpretation.

The provisions of this Article IX- shall constitute a contract between the Corporation, on the one hand, and, on the other hand, each individual who serves or has served as a director or officer of the Corporation (whether before or after the adoption of these bylaws), in consideration of such person’s performance of such services, and pursuant to this Article IX- the Corporation intends to be legally bound to each such current or former director or officer of the Corporation. With respect to current and former directors and officers of the Corporation, the rights conferred under this Article IX- are present contractual rights and such rights are fully vested, and shall be deemed to have vested fully, immediately upon adoption of theses bylaws. With respect to any directors or officers of the Corporation who commence service following adoption of these bylaws, the rights conferred under this provision shall be present contractual rights and such rights shall fully vest, and be deemed to have vested fully, immediately upon such director or officer commencing service as a director or officer of the Corporation. Any repeal or modification of the foregoing provisions of this Article IX- shall not adversely affect any right or protection (i) hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification or (ii) under any agreement providing for indemnification or advancement of expenses to an officer or director of the Corporation in effect prior to the time of such repeal or modification.

Any reference to an officer of the Corporation in this Article IX- shall be deemed to refer exclusively to the Chief Executive Officer, the President and the Secretary of the Corporation, or other officer of the Corporation appointed by (x) the Board pursuant to Article V- or (y) an officer to whom the Board has delegated the power to appoint officers pursuant to Article V-, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article IX-.

Article X - Amendments

The Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class.

Article XI - Forum Selection

Unless the Corporation consents in writing to the selection of an alternative forum, (a) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of

Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative Proceeding brought on behalf of the Corporation, (ii) any Proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any Proceeding arising pursuant to any provision of the DGCL or the Certificate of Incorporation or these bylaws (as either may be amended from time to time) or (iv) any Proceeding asserting a claim against the Corporation governed by the internal affairs doctrine; and (b) subject to the preceding provisions of this Article XI-, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XI-. Notwithstanding the foregoing, the provisions of this Article XI- shall not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction.

Article XII - Definitions

As used in these bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

NRX Pharmaceuticals, Inc.

Certificate of Second Amendment and Restatement of Bylaws

The undersigned hereby certifies that [s]he is the duly elected, qualified, and acting Secretary of NRX Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”), and that the foregoing bylaws were approved on                     , 2020, effective as of                     , 2020, by the Corporation’s board of directors.

IN WITNESS WHEREOF, the undersigned has hereunto set [her][his] hand this                  day of                     , 2020.

[Name]
[Full Title of Secretary]

Annex D

NRX Pharmaceuticals, Inc.

2021 Omnibus Incentive Plan

1.    Purpose. The purpose of the NRX Pharmaceuticals, Inc. 2021 Omnibus Incentive Plan (as amended from time to time, the “Plan”) is to (i) attract and retain individuals to serve as employees, consultants or Directors of NRX Pharmaceuticals, Inc., a Delaware corporation (together with its Subsidiaries, whether existing or thereafter acquired or formed, and any and all successor entities, the “Company”) and its Affiliates by providing them the opportunity to acquire an equity interest in the Company or other incentive compensation and (ii) align the interests of the foregoing with those of the Company’s stockholders.

2.    Effective Date; Duration. The effective date of the Plan is [●], 2021 (the “Effective Date”), which is the closing date of the Initial Business Combination. The expiration date of the Plan, on and after which date no Awards may be granted under the Plan, shall be the 10th anniversary of the Effective Date (the “Expiration Date”); provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.

3.    Definitions. The following definitions shall apply throughout the Plan:

(a)    “Affiliate” means (i) any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company and/or (ii) to the extent provided by the Committee, any person or entity in which the Company has a significant interest. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise.

(b)    “Award” means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Other Stock-Based Award or Other Cash-Based Award granted under the Plan.

(c)    “Award Agreement” means any agreement (whether in written or electronic form) or other instrument or document evidencing any Award (other than an Other Cash-Based Award) granted under the Plan (including, in each case, in electronic form), which may, but need not, be executed or acknowledged by a Participant (as determined by the Committee).

(d)    “Beneficial Ownership” has the meaning set forth in Rule 13d-3 promulgated under Section 13 of the Exchange Act.

(e)    “Board” means the Board of Directors of the Company.

(f)    “Cause” means, unless otherwise determined by the Committee in the applicable Award Agreement, with respect to a Participant’s termination of employment or termination of consultancy, the following: (i) in the case where there is no employment agreement, consulting agreement, change-in-control agreement or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award (or where there is such an agreement but it does not define “cause” (or words of like import)), termination due to a Participant’s dishonesty, fraud, incompetence, moral turpitude, willful misconduct, refusal to perform the Participant’s duties or responsibilities for any reason other than illness or incapacity, repeated or material violation of any employment policy, violation or breach of any confidentiality agreement, work product agreement or other agreement between the Participant and the Company, as determined by the Committee in its good faith discretion or (ii) in the case where there is an employment agreement, consulting agreement, change-in-control agreement or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award that defines “cause” (or words of like import), “cause” as defined under such agreement; provided, however, that with regard to any agreement under which the definition of “cause” only applies on occurrence of a Change in Control, such definition of “cause” shall not apply until a Change in Control actually takes place and then only with regard to a termination thereafter. With respect to a Participant’s termination of directorship, “cause” means an act or failure to act that constitutes cause for removal of a director under applicable Delaware law.

(g)    “Change in Control” means, unless the applicable Award Agreement or the Committee provides otherwise, the first to occur of any of the following events:

(i)    the acquisition by any Person or related “group” (as such term is used in Section 13(d) and Section 14(d) of the Exchange Act) of Persons, or Persons acting jointly or in concert, of Beneficial Ownership (including control or direction) of 50% or more (on a fully diluted basis) of either (A) the then-outstanding Shares, including Shares issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such Shares or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote in the election of Directors (the “Outstanding Company Voting Securities”), but excluding any acquisition by the Company or any of its Affiliates, its Permitted Transferees or any of their respective Affiliates or by any employee benefit plan sponsored or maintained by the Company or any of its Affiliates;

(ii)    a change in the composition of the Board such that members of the Board during any consecutive 24-month period (the “Incumbent Directors”) cease to constitute a majority of the Board. Any person becoming a Director through election or nomination for election approved by a valid vote of a majority of the Incumbent Directors shall be deemed an Incumbent Director; provided, however, that no individual becoming a Director as a result of an actual or threatened election contest, as such terms are used in Rule 14a-12 of Regulation 14A promulgated under the Exchange Act, or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board, shall be deemed an Incumbent Director;

(iii)    the approval by the stockholders of the Company of a plan of complete dissolution or liquidation of the Company; or

(iv)    the consummation of a reorganization, recapitalization, merger, amalgamation, consolidation, statutory share exchange or similar form of corporate transaction involving (x) the Company or (y) any of its Subsidiaries, but in the case of this clause (y) only if Outstanding Company Voting Securities are issued or issuable (a “Business Combination”), or sale, transfer or other disposition of all or substantially all of the business or assets of the Company to an entity that is not an Affiliate of the Company (a “Sale”), unless immediately following such Business Combination or Sale: (A) more than 50% of the total voting power of the entity resulting from such Business Combination or the entity that acquired all or substantially all of the business or assets of the Company in such Sale (in either case, the “Surviving Company”), or the ultimate parent entity that has Beneficial Ownership of sufficient voting power to elect a majority of the board of directors (or analogous governing body) of the Surviving Company (the “Parent Company”), is represented by the Outstanding Company Voting Securities that were outstanding immediately prior to such Business Combination or Sale (or, if applicable, is represented by Shares into which the Outstanding Company Voting Securities were converted pursuant to such Business Combination or Sale), and such voting power among the holders thereof is in substantially the same proportion as the voting power of the Outstanding Company Voting Securities among the holders thereof immediately prior to the Business Combination or Sale, (B) no Person (other than any employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company) is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total voting power of the outstanding voting securities eligible to elect members of the board of directors (or the analogous governing body) of the Parent Company (or, if there is no Parent Company, the Surviving Company) and (C) at least a majority of the members of the board of directors (or the analogous governing body) of the Parent Company (or, if there is no Parent Company, the Surviving Company) following the consummation of the Business Combination or Sale were Board members at the time of the Board’s approval of the execution of the initial agreement providing for such Business Combination or Sale.

(h)    “Code” means the U.S. Internal Revenue Code of 1986, as amended, and any successor thereto. References to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successors thereto.

(i)    “Committee” means the Compensation Committee of the Board or subcommittee thereof or, if no such committee or subcommittee thereof exists, or if the Board otherwise takes action hereunder on behalf of the Committee, the Board.

(j)    “Common Stock” means the common stock of the Company, par value of $0.001 per share (and any stock or other securities into which such common stock may be converted or into which it may be exchanged).

(k)    “Company” has the meaning set forth in Section 1 of the Plan.

(l)    “Director” means any member of the Company’s Board.

(m)    “Deferred Award” means an Award granted pursuant to Section 13 of the Plan.

(n)    “Disability” means, unless otherwise provided in an Award Agreement, cause for termination of a Participant’s employment or service due to a determination that a Participant is disabled in accordance with a long-term disability insurance program maintained by the Company or a determination by the U.S. Social Security Administration that the Participant is totally disabled.

(o)    “dollar” or “$” shall refer to United States dollars.

(p)    “Effective Date” has the meaning set forth in Section 2 of the Plan.

(q)    “Eligible Director” means a Director who satisfies the conditions set forth in Section 4(a) of the Plan.

(r)    “Eligible Person” means any (i) individual employed by the Company or an Affiliate, (ii) Director or officer of the Company or an Affiliate, (iii) consultant or advisor to the Company or an Affiliate who may be offered securities registrable on Form S-8 under the Securities Act, or (iv) prospective employee, director, officer, consultant or advisor who has accepted an offer of employment or service from the Company or an Affiliate (and would satisfy the provisions of clause (i), (ii) or (iii) above once such individual begins employment with or providing services to the Company or an Affiliate).

(s)    “Employment Agreement” means any employment, severance, consulting or similar agreement (including any offer letter) between the Company and a Participant.

(t)    “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and any successor thereto. References to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successors thereto.

(u)    “Expiration Date” has the meaning set forth in Section 2 of the Plan.

(v)    “Fair Market Value” means, (i) with respect to a Share on a given date, (x) if the Shares are listed on a national securities exchange, the closing sales price of a Share reported on such exchange on such date or, if there is no such sale on that date, then on the last preceding date on which such a sale was reported or (y) if the Shares are not listed on any national securities exchange, the amount determined by the Committee in good faith to be the fair market value of a Share or (ii) with respect to any other property on any given date, the amount determined by the Committee in good faith to be the fair market value of such other property as of such date.

(w)    “Immediate Family Members” has the meaning set forth in Section 15(b)(ii) of the Plan.

(x)    “Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan.

(y)    “Initial Business Combination” shall mean the transactions contemplated by that certain Agreement and Plan of Merger, dated as of December 13, 2020, by and among Big Rock Partners Acquisition Corp., NeuroRx, Inc. and Big Rock Merger Corp.

(z)    “Intrinsic Value” with respect to an Option or SAR means (i) the excess, if any, of the price or implied price per Share in a Change in Control or other event over (ii) the exercise or hurdle price of such Award multiplied by (iii) the number of Shares covered by such Award.

(aa)    “Indemnifiable Person” has the meaning set forth in Section 4(e) of the Plan.

(bb)     “NASDAQ” means the Nasdaq Global Market.

(cc)    “Nonqualified Stock Option” means an Option that is not designated by the Committee as an Incentive Stock Option.

(dd)    “Option” means an Award granted under Section 7 of the Plan.

(ee)    “Option Period” has the meaning set forth in Section 7 of the Plan.

(ff)    “Other Cash-Based Award” means an Award granted under Section 10 of the Plan that is denominated and/or payable in cash, including cash awarded as a bonus or upon the attainment of specific performance criteria or as otherwise permitted by the Plan or as contemplated by the Committee.

(gg)    “Other Stock-Based Award” means an Award granted under Section 10 of the Plan.

(hh)    “Participant” has the meaning set forth in Section 6 of the Plan.

(ii)    “Performance Conditions” means specific levels of performance of the Company (and/or one or more Affiliates, divisions or operational and/or business units, product lines, brands, business segments, administrative departments, units or any combination of the foregoing), which may be determined in accordance with GAAP or on a non-GAAP basis, including, without limitation, on the following measures: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth, gross profit or gross profit growth; (v) net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, net assets, capital, gross revenue or gross revenue growth, invested capital, equity or sales); (vii) cash flow measures (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital), which may be but are not required to be measured on a per share basis; (viii) earnings before or after taxes, interest, depreciation and amortization (including EBIT and EBITDA); (ix) gross or net operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total shareholder return); (xii) expense targets or cost reduction goals, general and administrative expense savings; (xiii) operating efficiency; (xiv) customer satisfaction; (xv) working capital targets; (xvi) measures of economic value added or other “value creation” metrics; (xvii) enterprise value; (xviii) stockholder return; (xix) client or customer retention; (xx) competitive market metrics; (xxi) employee retention; (xxii) personal targets, goals or completion of projects (including, but not limited, to succession and hiring projects, completion of specific acquisitions, reorganizations or other corporate transactions or capital-raising transactions, expansions of specific business operations and meeting divisional or project budgets); (xxiii) system-wide revenues; (xxiv) cost of capital, debt leverage year-end cash position or book value; (xxv) strategic objectives, development of new product lines and related revenue, sales and margin targets, or international operations; or (xxvi) any combination of the foregoing. Any one or more of the aforementioned performance criteria may be stated as a percentage of another performance criteria, or used on an absolute or relative basis to measure the Company and/or one or more Affiliates as a whole or any divisions or operational and/or business units, product lines, brands, business segments, administrative departments of the Company and/or one or more Affiliates or any combination thereof, as the Committee may deem appropriate, or any of the above performance criteria may be compared to the performance of a group of comparator companies, or a published or special index that the Committee deems appropriate, or as compared to various stock market indices. The Performance Conditions may include a threshold level of performance below which no payment shall be made (or no vesting shall occur), levels of performance at which specified payments shall be made (or specified vesting shall occur), and a maximum level of performance above which no additional payment shall be made (or at which full vesting shall occur). The Committee shall have the authority to make equitable adjustments to the Performance Conditions as may be determined by the Committee, in its sole discretion.

(jj)    “Permitted Transferee” has the meaning set forth in Section 15(b)(ii) of the Plan.

(kk)    “Person” has the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (i) the Company or any of its Affiliates, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Affiliates, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Shares of the Company.

(ll)    “Prior Plan” means the NeuroRx, Inc. 2016 Omnibus Incentive Plan.

(mm)    “Prior Plan Award” means an award outstanding under the Prior Plan as of immediately prior to the Effective Date of the Plan.

(nn)    “Released Unit” has the meaning set forth in Section 9(f)(ii) of the Plan.

(oo)    “Restricted Period” has the meaning set forth in Section 9(a) of the Plan.

(pp)    “Restricted Stock” means any Share subject to certain specified restrictions and forfeiture conditions, granted pursuant to Section 9 of the Plan.

(qq)    “Restricted Stock Unit” means a contractual right granted pursuant to Section 9 of the Plan that is denominated in Shares. Each Restricted Stock Unit represents an unfunded and unsecured promise to deliver Shares, cash, other securities or other property, or a combination thereof, subject to certain specified restrictions, granted pursuant to Section 9 of the Plan.

(rr)    “SAR Period” has the meaning set forth in Section 8(c) of the Plan.

(ss)    “Securities Act” means the U.S. Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Securities Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or other interpretive guidance.

(tt)    “Share” means a share of Common Stock, par value of $0.001 per share.

(uu)    “Stock Appreciation Right” or “SAR” means an Award granted under Section 8 of the Plan.

(vv)    “Subsidiary” means (i) any entity that, directly or indirectly, is controlled by the Company, (ii) any entity in which the Company, directly or indirectly, has a significant equity interest, in each of case (i) and (ii) as determined by the Committee and (iii) any other company which the Committee determines should be treated as a “Subsidiary.” Whether employment by or service with a Subsidiary is included within the scope of this Plan shall be determined by the Committee.

(ww)    “Substitute Award” means an Award granted under the Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock; provided, however, that in no event shall the term “Substitute Award” be construed to refer to an award made in connection with the cancellation and repricing of an Option or Stock Appreciation Right.

4.    Administration.

(a)    The Committee shall administer the Plan, and shall have the sole and plenary authority to (i) designate Participants, (ii) determine the type, size, and terms and conditions of Awards to be granted and to grant such Awards (including Substitute Awards), (iii) determine the method by which an Award may be settled, exercised, canceled, forfeited, suspended or repurchased by the Company, (iv) determine the circumstances under which the delivery of cash, property or other amounts payable with respect to an Award may be deferred, either automatically or at the Participant’s or Committee’s election, (v) interpret, administer, reconcile any inconsistency in, correct any defect in and supply any omission in the Plan and any Award granted under the Plan, (vi) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan, (vii) accelerate or modify the vesting, delivery or exercisability of, or payment for or lapse of restrictions on, or waive any condition in respect of, Awards and (viii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan or to comply with any applicable law. To the extent determined by the Board and/or required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if applicable and if the Board is not acting as the Committee under the Plan), or any exception or exemption under applicable securities laws or the applicable rules of the NASDAQ or any other securities exchange or inter-dealer quotation service on which the Shares are listed or quoted, as applicable, it is intended that each member of the Committee shall, at the time such member takes any action with respect to an Award under the Plan, be (1) a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act and/or (2) an “independent director” under the rules of the NASDAQ or any other securities exchange or inter-dealer quotation service on which the Shares are listed or quoted, or a person meeting any similar requirement under any successor rule or regulation (“Eligible Director”). However, the fact that a Committee member shall fail to qualify as an Eligible Director shall not invalidate any Award granted or action taken by the Committee that is otherwise validly granted or taken under the Plan.

(b)    The Committee may delegate all or any portion of its responsibilities and powers to any person(s) selected by it, except for grants of Awards to persons who are members of the Board or are otherwise subject to Section 16 of the Exchange Act. To the extent permitted by applicable law, including under Section 157(c) of the Delaware General Corporation Law, the Committee may delegate to one or more officers of the Company the authority to grant Options, SARs, Restricted Stock Units or other Awards in the form of rights to Shares, except that such delegation shall not be applicable to any Award for a Person then covered by Section 16 of the Exchange Act, and the Committee may delegate to one or more committees of the Board (which may consist of solely one Director) the authority to grant all types of awards, in accordance with applicable law. Any such delegation may be revoked by the Committee at any time.

(c)    As further set forth in Section 15(g) of the Plan, the Committee shall have the authority to amend the Plan and Awards to the extent necessary to permit participation in the Plan by Eligible Persons who are located outside of the United States or are subject to laws outside of the United States on terms and conditions comparable to those afforded to Eligible Persons located within the United States; provided, however, that no such action shall be taken without stockholder approval if such approval is required by applicable securities laws or regulations or the NASDAQ listing guidelines.

(d)    Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions regarding the Plan or any Award or any documents evidencing Awards granted pursuant to the Plan shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all persons and entities, including, without limitation, the Company, any Affiliate, any Participant, any holder or beneficiary of any Award and any stockholder of the Company.

(e)    No member of the Board or the Committee, nor any employee or agent of the Company (each such person, an “Indemnifiable Person”), shall be liable for any action taken or omitted to be taken or any determination made with respect to the Plan or any Award hereunder (unless constituting fraud or a willful criminal act or willful criminal omission). Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be involved as a party, witness or otherwise by reason of any action taken or omitted to be taken or determination made under the Plan or any Award Agreement and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval (not to be unreasonably withheld), in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, and the Company shall advance to such Indemnifiable Person any such expenses promptly upon written request (which request shall include an undertaking by the Indemnifiable Person to repay the amount of such advance if it shall ultimately be determined as provided below that the Indemnifiable Person is not entitled to be indemnified); provided that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding, and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of recognized standing of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions or determinations of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s fraud or willful criminal act or willful criminal omission or that such right of indemnification is otherwise prohibited by law or by the Company’s certificate of incorporation or bylaws. The foregoing right of indemnification shall not be exclusive of or otherwise supersede any other rights of indemnification to which such Indemnifiable Persons may be entitled under the Company’s certificate of incorporation or by-laws, as a matter of law, individual indemnification agreement or contract, or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold them harmless.

(f)    The Board may at any time and from time to time grant Awards and administer the Plan with respect to such Awards. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

5.    Grant of Awards; Available Shares for Awards; Limitations.

(a)    Awards. The Committee may grant Awards to one or more Eligible Persons. All Awards granted under the Plan shall vest and, if applicable, become exercisable in such manner and on such date or dates or upon such event or events as determined by the Committee and as set forth in an Award Agreement, including, without limitation, attainment of Performance Conditions.

(b)    Available Shares. Subject to Section 11 of the Plan and subsection (e) below, the maximum number of Shares available for issuance under the Plan shall not exceed 5,373,049, plus the number of Shares set forth in the next sentence (the “Share Pool”) on a fully diluted basis assuming that all shares available for issuance under the Plan are issued and outstanding. The Share Pool will automatically increase each fiscal year following the Effective Date beginning with fiscal year 2022 and ending with fiscal year 2031 by the lesser of (a) 1% of the total number of Shares outstanding on the last day of the immediately preceding fiscal year on a fully diluted basis assuming that all shares available for issuance under the Plan are issued and outstanding or (b) such number of Shares determined by the Board. The increase shall occur on the first day of each such fiscal year or another day selected by the Board during such fiscal year. As of the Plan’s Effective Date, the Company will cease granting awards under the Prior Plan.

(c)    Incentive Stock Options Limit. The maximum number of Shares that may be delivered pursuant to the exercise of Incentive Stock Options granted under the Plan shall not exceed 2,500,000.

(d)    Director Compensation Limit. The maximum amount (based on the fair value of Shares underlying Awards on the grant date as determined in accordance with applicable financial accounting rules) of Awards that may be granted in any single fiscal year to any non-employee member of the Board, taken together with any cash fees paid to such non-employee member of the Board during such fiscal year, shall be $750,000.

(e)    Share Counting. The Share Pool shall be reduced by the number of Shares delivered for each Award granted under the Plan that is valued by reference to a Share; provided that Awards that are valued by reference to Shares but are required to or may be paid in cash pursuant to their terms shall not reduce the Share Pool. If and to the extent that Awards terminate, expire or are cash settled, canceled, forfeited, exchanged or surrendered without having been exercised, vested or settled, the Shares subject to such Awards shall again be available for Awards under the Share Pool. In addition, any (i) Shares tendered by Participants, or withheld by the Company, as full or partial payment to the Company upon the exercise of Options granted under the Plan; (ii) Shares reserved for issuance upon the grant of Stock Appreciation Rights, to the extent that the number of reserved Shares exceeds the number of Shares actually issued upon the exercise of the Stock Appreciation Rights; and (iii) Shares withheld by, or otherwise remitted to, the Company to satisfy a Participant’s tax withholding obligations upon the exercise of Options or SARs granted under the Plan, or upon the lapse of restrictions on, or settlement of, an Award, shall again be available for Awards under the Share Pool.

(f)    Source of Shares. Shares delivered by the Company in settlement of Awards may be authorized and unissued Shares, Shares held in the treasury of the Company, Shares purchased on the open market or by private purchase, or a combination of the foregoing.

(g)    Substitute Awards. Substitute Awards shall not reduce the Shares authorized for grant under the Plan. Additionally, in the event that a company acquired by the Company or any Affiliate or with which the Company or any Affiliate combines has shares available under a pre-existing plan approved by stockholders and not approved in contemplation or such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by or providing services to the Company or its Affiliates immediately prior to such acquisition or combination. Notwithstanding the foregoing, Substitute Awards issued or intended as “incentive stock options” within the meaning of Section 422 of the Code shall be counted against the aggregate number of Incentive Stock Options available under the Plan.

6.    Eligibility. Participation shall be for Eligible Persons who have been selected by the Committee or its delegate to receive grants under the Plan (each such Eligible Person, a “Participant”). Holders of options and other types of awards granted by a company acquired by the Company or with which the Company combines are eligible for grants of Substitute Awards under the Plan to the extent permitted under applicable regulations of any stock exchange on which the Company is listed.

7.    Options.

(a)    Generally. Each Option shall be subject to the conditions set forth in the Plan and in the applicable Award Agreement. All Options granted under the Plan shall be Nonqualified Stock Options unless the Award Agreement expressly states otherwise. Incentive Stock Options shall be granted only subject to and in compliance with Section 422 of the Code, and only to Eligible Persons who are employees of the Company and its Affiliates and who are eligible to receive an Incentive Stock Option under the Code. If for any reason an

Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option properly granted under the Plan.

(b)    Exercise Price. The exercise price per Share for each Option, which is the purchase price per Share underlying the Option, shall be determined by the Committee at the time of grant and, except in the case of a Substitute Award, such exercise price shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such Option. Any modification to the exercise price of an outstanding Option shall be subject to the prohibition on repricing set forth in Section 14(b).

(c)    Vesting, Exercise and Expiration. The Committee shall determine the manner and timing of vesting, exercise and expiration of Options. The period between the date of grant and the scheduled expiration date of the Option (“Option Period”) shall not exceed ten (10) years, unless the Option Period (other than in the case of an Incentive Stock Option) would expire at a time when trading in the Shares is prohibited by the Company’s insider-trading policy or a Company-imposed “blackout period,” in which case, unless otherwise provided by the Committee, the Option Period may be extended automatically until the 30th day following the expiration of such prohibition (so long as such extension shall not violate Section 409A of the Code) or the Committee may provide for the automatic exercise of such Option prior to the expiration of the Option Period. The Committee may accelerate the vesting and/or exercisability of any Option, which acceleration shall not affect any other terms and conditions of such Option.

(d)    Method of Exercise and Form of Payment. No Shares shall be delivered pursuant to any exercise of an Option until the Participant has paid the exercise price to the Company in full, and an amount equal to any applicable U.S. federal, state and local income and employment taxes and non-U.S. income and employment taxes, social contributions and any other tax-related items required to be withheld. Options may be exercised by delivery of written or electronic notice of exercise to the Company or its designee (including a third-party administrator) in accordance with the terms of the Option and the Award Agreement, accompanied by payment of the exercise price and such applicable taxes. The exercise price and delivery of all applicable required withholding taxes shall be payable (i) in cash or by check or cash equivalent or (ii) by such other method as the Committee may permit, in its sole discretion, including without limitation: (A) in the form of other property (including previously owned Shares; provided that such Shares are not subject to any pledge or other security interest) having a Fair Market Value on the date of exercise equal to the exercise price and all applicable required withholding taxes; (B) if there is a public market for the Shares at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company or its designee (including third-party administrators) is delivered a copy of irrevocable instructions to a stockbroker to sell the Shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the exercise price and all applicable required withholding taxes against delivery of the Shares to settle the applicable trade; or (C) by means of a “net exercise” procedure effected by withholding the minimum number of Shares otherwise deliverable in respect of an Option that are needed to pay for the exercise price and all applicable required withholding taxes. In all events of cashless or net exercise, any fractional Shares shall be settled in cash.

(e)    Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date on which the Participant makes a disqualifying disposition of any Share acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Share before the later of (i) two years after the date of grant of the Incentive Stock Option and (ii) one year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession, as agent for the applicable Participant, of any Share acquired pursuant to the exercise of an Incentive Stock Option until the end of the period described in the preceding sentence, subject to complying with any instruction from such Participant as to the sale of such Share.

(f)    Compliance with Laws. Notwithstanding the foregoing, in no event shall the Participant be permitted to exercise an Option in a manner that the Committee determines would violate the Sarbanes-Oxley Act of 2002, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation service on which the Shares of the Company are listed or quoted.

(g)    Incentive Stock Option Grants to 10% Stockholders. Notwithstanding anything to the contrary in this Section 7, if an Incentive Stock Option is granted to a Participant who owns stock representing more than 10 percent of the voting power of all classes of stock of the Company or of a parent or subsidiary of the Company (within the meaning of Sections 424(e) and 424(f) of the Code), the Option Period shall not exceed five (5) years from the date of grant of such Option and the exercise price shall be at least 110% of the Fair Market Value (on the date of grant) of the shares subject to the Option.

(h)    $100,000 Per Year Limitation for Incentive Stock Options. To the extent that the aggregate Fair Market Value (determined as of the date of grant) of Shares for which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company) exceeds $100,000, such excess Incentive Stock Options shall be treated as Nonqualified Stock Options.

8.    Stock Appreciation Rights (SARs).

(a)    Generally. Each SAR shall be subject to the conditions set forth in the Plan and in the applicable Award Agreement.

(b)    Exercise Price. The exercise or hurdle price per Share for each SAR shall be determined by the Committee at the time of grant and, except in the case of a Substitute Award, such exercise or hurdle price shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such SAR. Any modification to the exercise or hurdle price of an outstanding SAR shall be subject to the prohibition on repricing set forth in Section 14(b).

(c)    Vesting, Exercise and Expiration. The Committee shall determine the manner and timing of vesting, exercise and expiration of SARs. The period between the date of grant and the scheduled expiration of the SAR (the “SAR Period”) shall not exceed ten (10) years, unless the SAR Period would expire at a time when trading in the Shares is prohibited by the Company’s insider-trading policy or a Company-imposed “blackout period,” in which case, unless otherwise provided by the Committee, the SAR Period may be extended automatically until the 30th day following the expiration of such prohibition (so long as such extension shall not violate Section 409A of the Code) or the Committee may provide for the automatic exercise of such SAR prior to the expiration of the SAR Period. The Committee may accelerate the vesting and/or exercisability of any SAR, which acceleration shall not affect any other terms and conditions of such SAR.

(d)    Method of Exercise and Form of Payment. SARs may be exercised by delivery of written or electronic notice of exercise to the Company or its designee (including a third-party administrator) in accordance with the terms of the SAR and the Award Agreement, specifying the number of SARs to be exercised and the date on which such SARs were awarded. Upon the exercise of a SAR, the Company shall pay to the holder thereof an amount equal to the number of Shares subject to the SAR that are being exercised multiplied by the excess, if any, of the Fair Market Value of one Share on the exercise date over the exercise price, less an amount equal to any applicable U.S. federal, state and local income and employment taxes and non-U.S. income and employment taxes, social contributions and any other tax-related items required to be withheld. The Company shall pay such amount in cash, in Shares valued at Fair Market Value as determined on the date of exercise, or any combination thereof, as determined by the Committee. Any fractional Shares shall be settled in cash.

9.    Restricted Stock and Restricted Stock Units.

(a)    Generally. Each Restricted Stock and Restricted Stock Unit shall be subject to the conditions set forth in the Plan and the applicable Award Agreement. The Committee shall establish restrictions applicable to Restricted Stock and Restricted Stock Units, including the period over which the restrictions shall apply (the “Restricted Period”), and the time or times at which Restricted Stock or Restricted Stock Units shall become vested. The Committee may accelerate the vesting and/or the lapse of any or all of the restrictions on Restricted Stock and Restricted Stock Units, which acceleration shall not affect any other terms and conditions of such Awards. No Share shall be issued at the time an Award of Restricted Stock Units is made, and the Company will not be required to set aside a fund for the payment of any such Award.

(b)    Stock Certificates; Escrow or Similar Arrangement. Upon the grant of Restricted Stock, the Committee shall cause Share(s) to be registered in the name of the Participant, which may be evidenced in any manner the Committee may deem appropriate, including in book-entry form subject to the Company’s directions or the issuance of a stock certificate registered in the name of the Participant. In such event, the Committee may provide that such certificates shall be held by the Company or in escrow rather than delivered to the Participant pending vesting and release of restrictions, in which case the Committee may require the Participant to execute and deliver to the Company or its designee (including third-party administrators) (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate stock power (endorsed in blank) with respect to the Restricted Stock.

(d)    Voting and Rights as a Stockholder. Subject to the restrictions set forth in the applicable Award Agreement, a Participant generally shall have the rights and privileges of a stockholder with respect to Awards of Restricted Stock, including, without limitation, the right to vote such Shares of Restricted Stock and the right to receive dividends. Unless otherwise provided by the Committee or in an Award Agreement, a Restricted Stock Unit shall not convey to the Participant the rights and privileges of a stockholder with respect to the Share subject to the Restricted Stock Unit, such as the right to vote or the right to receive dividends, unless and until a Share is issued to the Participant to settle the Restricted Stock Unit.

(e)    Restrictions; Forfeiture. Restricted Stock and Restricted Stock Units awarded to the Participant shall be subject to forfeiture until the expiration of the Restricted Period and the attainment of any other vesting criteria established by the Committee, and shall be subject to the restrictions on transferability set forth in the Award Agreement. Unless otherwise provided by the Committee, in the event of any forfeiture, all rights of the Participant to such Restricted Stock (or as a stockholder with respect thereto) and to such Restricted Stock Units, as applicable, shall terminate without further action or obligation on the part of the Company. The Committee shall have the authority to remove any or all of the restrictions on the Restricted Stock and Restricted Stock Units whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of grant of the Restricted Stock Award or Restricted Stock Unit Award, such action is appropriate.

(f)    Delivery of Restricted Stock and Settlement of Restricted Stock Units.

(i)    Upon the expiration of the Restricted Period with respect to any Shares of Restricted Stock and the attainment of any other vesting criteria, the restrictions set forth in the applicable Award Agreement shall be of no further force or effect, except as set forth in the Award Agreement. If an escrow arrangement is used, upon such expiration the Company shall deliver to the Participant or such Participant’s beneficiary or Permitted Transferee (via book-entry notation or, if applicable, in stock certificate form) the Shares of Restricted Stock with respect to which the Restricted Period has expired (rounded down to the nearest full Share). To the extent provided in an Award Agreement, dividends, if any, that may have been withheld by the Company and attributable to the Restricted Stock shall be distributed to the Participant in cash or in Shares (or a combination of cash and Shares) having a Fair Market Value (on the date of distribution) equal to the amount of such dividends, upon the release of restrictions on the Restricted Stock.

(ii)    Unless otherwise provided by the Committee in an Award Agreement, upon the expiration of the Restricted Period and the attainment of any other vesting criteria established by the Committee in the applicable Award Agreement, with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or such Participant’s beneficiary (via book-entry notation or, if applicable, in stock certificate form), one Share (or other securities or other property, as applicable) for each such outstanding Restricted Stock Unit that has not then been forfeited and with respect to which the Restricted Period has expired and any other such vesting criteria are attained (“Released Unit”); provided, however, that the Committee may elect to (A) pay cash or part cash and part Shares in lieu of delivering only Shares in respect of such Released Units or (B) defer the delivery of Shares (or cash or part Shares and part cash, as the case may be) beyond the expiration of the Restricted Period if such extension would not cause adverse tax consequences under Section 409A of the Code. If a cash payment is made in lieu of delivering Shares, the amount of such payment shall be equal to the Fair Market Value of the Shares as of the date on which the Shares would have otherwise been delivered to the Participant in respect of such Restricted Stock Units. To the extent provided in an Award Agreement, dividend equivalents, if any, that may have been withheld by the Company and attributable to the Restricted Stock Units shall be distributed to the Participant in cash or in Shares (or a combination of cash and Shares) having a Fair Market Value (on the date of distribution) equal to the amount of such dividends, upon the release of restrictions on the Restricted Stock Units.

(g)    Legends on Restricted Stock. Each certificate representing Shares of Restricted Stock awarded under the Plan, if any, shall bear as appropriate a legend substantially in the form of the following in addition to any other information the Company deems appropriate until the lapse of all restrictions with respect to such Shares:

TRANSFER OF THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY IS RESTRICTED PURSUANT TO THE TERMS OF THE NRX PHARMACEUTICALS, INC. 2021 OMNIBUS INCENTIVE PLAN AND A RESTRICTED STOCK AWARD AGREEMENT, DATED AS OF                     , BETWEEN NRX PHARMACEUTICALS, INC. AND                     . A COPY OF SUCH PLAN AND AWARD AGREEMENT IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF NRX PHARMACEUTICALS, INC.

10.    Other Stock-Based Awards and Other Cash-Based Awards. The Committee may issue unrestricted Shares, rights to receive future grants of Awards, or other Awards denominated in Shares (including performance shares or performance units), or Awards that provide for cash payments based in whole or in part on the value or future value of Shares (“Other Stock-Based Awards”) and Other Cash-Based Awards under the Plan to Eligible Persons, alone or in tandem with other Awards, in such amounts as the Committee shall from time to time determine. Each Other Stock-Based Award shall be evidenced by an Award Agreement, which may include conditions including, without limitation, the payment by the Participant of the Fair Market Value of such Shares on the date of grant. Each Other Cash-Based Award granted under the Plan shall be evidenced in such form as the Committee may determine from time to time.

11.    Changes in Capital Structure and Similar Events. In the event of (a) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of Shares or other securities of the Company, issuance of warrants or other rights to acquire Shares or other securities of the Company, or other similar corporate transaction or event (including, without limitation, a Change in Control) that affects the Shares or (b) unusual or nonrecurring events (including, without limitation, a Change in Control) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation service, accounting principles or law, such that in any case an adjustment is determined by the Committee to be necessary or appropriate, then the Committee shall (other than with respect to Other Cash-Based Awards), to the extent permitted under Section 409A of the Code, make any such adjustments in such manner as it may deem equitable, including, without limitation, any or all of the following:

(i)    adjusting any or all of (A) the number of Shares or other securities of the Company (or number and kind of other securities or other property) that may be delivered in respect of Awards or with respect to which Awards may be granted under the Plan (including, without limitation, adjusting any or all of the limitations under Section 5 of the Plan) and (B) the terms of any outstanding Award, including, without limitation, (1) the number of Shares or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate, (2) the exercise price with respect to any Award and/or (3) any applicable performance measures (including, without limitation, Performance Conditions and performance periods);

(ii)    providing for a substitution or assumption of Awards (or awards of an acquired or acquiring company), accelerating the delivery, vesting and/or exercisability of, lapse of restrictions and/or other conditions on, or termination of, Awards or providing for a period of time (which shall not be required to be more than ten (10) days) for Participants to exercise outstanding Awards prior to the occurrence of such event (and any such Award not so exercised shall terminate or become no longer exercisable upon the occurrence of such event); and

(iii)    cancelling any one or more outstanding Awards (or awards of an acquired or acquiring company) and causing to be paid to the holders thereof, in cash, Shares, other securities or other property, or any combination thereof, the value of such Awards, if any, as determined by the Committee (which, if applicable, may be based upon the price per Share received or to be received by other stockholders of the Company in such event), including, without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the Shares subject to such Option or SAR over the aggregate exercise price of such Option or SAR, respectively (it being understood that, in such event, any Option or SAR having a per Share exercise price equal to, or in excess of, the Fair Market Value (as of the date specified by the Committee) of a Share subject thereto may be canceled and terminated without any payment or consideration therefor); provided, however, that the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect any “equity restructuring” (within the meaning of the Financial Accounting Standards Codification Topic 718 (or any successor pronouncement thereto)). Except as otherwise determined by the Committee, any adjustment in Incentive Stock Options under this Section 11 (other than any cancellation of Incentive Stock Options) shall be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code, and any adjustments under this Section 11 shall be made in a manner that does not adversely affect the exemption provided pursuant to Rule 16b-3 promulgated under the Exchange Act. Any such adjustment hereunder, upon notice, shall be conclusive and binding for all purposes. In anticipation of the occurrence of any event listed in the first sentence of this Section 11, for reasons of administrative convenience, the Committee in its sole discretion may refuse to permit the exercise of any Award or as it otherwise may determine during a period of up to thirty (30) days prior to, and/or up to thirty (30) days after, the anticipated occurrence of any such event.

12.    Effect of Termination of Service or a Change in Control on Awards.

(a)    Termination. To the extent permitted under Section 409A of the Code, the Committee may provide, by rule or regulation or in any applicable Award Agreement, or may determine in any individual case, the circumstances in which, and to the extent to which, an Award may be exercised, settled, vested, paid or forfeited in the event of the Participant’s termination of service prior to the end of a performance period or vesting, exercise or settlement of such Award.

(b)    Change in Control. Except to the extent otherwise provided in an Award Agreement, or any applicable employment, consulting, change-in-control, severance or other agreement between the Participant and the Company or an Affiliate, in the event of a Change in Control, notwithstanding any provision of the Plan to the contrary:

(i)    If the acquirer or successor company in such Change in Control has agreed to provide for the substitution, assumption, exchange or other continuation of Awards granted pursuant to the Plan, then, if the Participant’s employment with or service to the Company or an Affiliate is terminated by the Company or Affiliate without Cause (and other than due to death or Disability) on or within 24 months following a Change in Control, then unless otherwise provided by the Committee, all Options and SARs held by such Participant shall become immediately exercisable with respect to 100% of the shares subject to such Options and SARs, and that the Restricted Period (and any other conditions) shall expire immediately with respect to 100% of the shares of Restricted Stock and Restricted Stock Units and any other Awards (other than an Other Cash-Based Award) held by such Participant (including a waiver of any applicable Performance Conditions); provided that if the vesting or exercisability of any Award would otherwise be subject to the achievement of Performance Conditions, the portion of such Award that shall become fully vested and immediately exercisable shall be based on the assumed achievement of actual or target performance as determined by the Committee.

(ii)    If the acquirer or successor company in such Change in Control has not agreed to provide for the substitution, assumption, exchange or other continuation of Awards granted pursuant to the Plan, then unless otherwise provided by the Committee, all Options and SARs held by such Participant shall become immediately exercisable with respect to 100% of the shares subject to such Options and SARs, and the Restricted Period (and any other conditions) shall expire immediately with respect to 100% of the shares of Restricted Stock and Restricted Stock Units and any other Awards (other than an Other Cash-Based Award) held by such Participant (including a waiver of any applicable Performance Conditions); provided that if the vesting or exercisability of any Award would otherwise be subject to the achievement of Performance Conditions, the portion of such Award that shall become fully vested and immediately exercisable shall be based on the assumed achievement of actual or target performance as determined by the Committee.

(iii)    In addition, the Committee may upon at least ten (10) days’ advance notice to the affected Participants, cancel any outstanding Award and pay to the holders thereof, in cash, securities or other property (including of the acquiring or successor company), or any combination thereof, the value of such Awards based upon the price per share of Common Stock received or to be received by other stockholders of the Company in the event (it being understood that any Option or SAR having a per-share exercise or hurdle price equal to, or in excess of, the Fair Market Value (as of the date specified by the Committee) of a share of Common Stock subject thereto may be canceled and terminated without any payment or consideration therefor). Notwithstanding the above, the Committee shall exercise such discretion over the timing of settlement of any Award subject to Code Section 409A at the time such Award is granted.

(iv)    To the extent practicable, the provisions of this Section 12(b) shall occur in a manner and at a time that allows affected Participants the ability to participate in the Change in Control transaction with respect to the Common Stock subject to their Awards.

13.    Deferred Awards. The Committee is authorized, subject to limitations under applicable law, to grant to Participants Deferred Awards, which may be a right to receive Shares or cash under the Plan (either independently or as an element of or supplement to any other Award under the Plan), including, as may be required by any applicable law or regulations or determined by the Committee, in lieu of any annual bonus, commission or retainer that may be payable to a Participant under any applicable, bonus, commission or retainer plan or arrangement. The Committee shall determine the terms and conditions of such Deferred Awards, including, without limitation, the method of converting the amount of annual bonus into a Deferred Award, if applicable, and the form, vesting, settlement, forfeiture and cancellation provisions or any other criteria, if any, applicable to such Deferred Awards. Shares underlying a Share-denominated Deferred Award, which is subject to a vesting schedule or other conditions or criteria, including forfeiture or cancellation provisions, set by the Committee shall not be issued until or following the date that those conditions and criteria have been satisfied. Deferred Awards shall be subject to such restrictions as the Committee may impose (including any limitation on the right to vote a Share underlying a Deferred Award or the right to receive any dividend, dividend equivalent or other right), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Committee may deem appropriate. The Committee may determine the form or forms (including cash, Shares, other Awards, other property or any combination thereof) in which payment of the amount owing upon settlement of any Deferred Award may be made.

14.    Amendments and Termination.

(a)    Amendment and Termination of the Plan. The Board may amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time; provided that no such amendment, alteration, suspension, discontinuance or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any applicable rules or requirements of any securities exchange or inter-dealer quotation service on which the Shares may be listed or quoted, for changes in GAAP to new accounting standards); provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary, unless the Committee determines that such amendment, alteration, suspension, discontinuance or termination is either required or advisable in order for the Company, the Plan or the Award to satisfy any applicable law or regulation. No Awards may be granted or awarded during any period of suspension, after termination of the Plan or after the Expiration Date.

(b)    Amendment of Award Agreements. The Committee may, to the extent not inconsistent with the terms of any applicable Award Agreement or the Plan, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award Agreement, prospectively or retroactively (including after the Participant’s termination of employment or service with the Company); provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant unless the Committee determines that such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination is either required or advisable in order for the Company, the Plan or the Award to satisfy any applicable law or regulation; provided, further, that except as otherwise permitted under Section 11 of the Plan, if (i) the Committee reduces the exercise price of any Option or of any SAR, (ii) the Committee cancels any outstanding Option or SAR and replaces it with a new Option or SAR (with a lower exercise price, as the case may be) or other Award or cash in a manner that would either (A) be reportable on the Company’s proxy statement or Form 10-K (if applicable) as Options that have been “repriced” (as such term is used in Item 402 of Regulation S-K promulgated under the Exchange Act) or (B) result in any “repricing” for financial statement reporting purposes (or otherwise cause the Award to fail to qualify for equity accounting treatment), (iii) take any other action that is considered a “repricing” for purposes of the stockholder approval rules of the applicable securities exchange or inter-dealer quotation service on which the Share is listed or quoted and/or (iv) cancel any outstanding Option or SAR that has a per Share exercise price (as applicable) at or above the Fair Market Value of a Share on the date of cancellation, and pay any consideration to the holder thereof, whether in cash, securities or other property, or any combination thereof, then, in the case of the immediately preceding clauses (i) through (iv), any such action shall not be effective without stockholder approval.

15.    General.

(a)    Award Agreements; Other Agreements. Each Award (other than an Other Cash-Based Award) under the Plan shall be evidenced by an Award Agreement, which shall be delivered (whether in written or electronic form) to the Participant and shall specify the terms and conditions of the Award and any rules applicable thereto. In the event of any conflict between the terms of the Plan and any Award Agreement or employment, change-in-control, severance or other agreement in effect with the Participant, the terms of the Plan shall control.

(b)    Nontransferability.

(i)    Each Award shall be exercisable only by the Participant during the Participant’s lifetime or, if permissible under applicable law or the Plan, by the Participant’s legal guardian or representative or beneficiary or Permitted Transferee. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the Participant other than by will or by the laws of descent and distribution or as set forth below in clause (ii), and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(ii)    Notwithstanding the foregoing, the Committee may permit Awards (other than Incentive Stock Options) to be transferred by the Participant, without consideration, subject to such rules as the Committee may adopt, to (A) any person who is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act or any successor form of registration statements promulgated by the Securities and Exchange Commission (collectively, the “Immediate Family

Members”); (B) a trust solely for the benefit of the Participant or the Participant’s Immediate Family Members; (C) a partnership or limited liability company whose only partners or stockholders are the Participant and the Participant’s Immediate Family Members; or (D) any other transferee as may be approved either (1) by the Board or the Committee or (2) as provided in the applicable Award Agreement (each transferee described in clause (A), (B), (C) or (D) above is hereinafter referred to as a “Permitted Transferee”); provided that the Participant gives the Committee or its delegate advance written notice describing the terms and conditions of the proposed transfer and the Committee or its delegate notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

(iii)    The terms of any Award transferred in accordance with the immediately preceding subsection shall apply to the Permitted Transferee, and any reference in the Plan, or in any applicable Award Agreement, to the Participant shall be deemed to refer to the Permitted Transferee, except that, unless otherwise provided by the Committee: (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the Shares to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award Agreement, that such a registration statement is necessary or appropriate; (C) the Committee or the Company shall not be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; (D) the consequences of the termination of the Participant’s employment by, or services to, the Company or an Affiliate under the terms of the Plan and the applicable Award Agreement shall continue to be applied with respect to the transferred Award, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award Agreement; and (E) any non-competition, non-solicitation, non-disparagement, non-disclosure or other restrictive covenants contained in any Award Agreement or other agreement between the Participant and the Company or any Affiliate shall continue to apply to the Participant.

(c)    Dividends and Dividend Equivalents. The Committee shall provide that dividend equivalents either shall accrue and be paid or distributed upon the vesting of an Award or shall be deemed to have been reinvested in additional Shares, Awards, or other investment vehicles and subject to such restrictions on transferability and risks of forfeiture as the Committee may specify.

(d)    No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or an Award, and the Committee shall determine whether cash or other securities shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be cancelled, terminated or otherwise eliminated.

(e)    Tax Withholding.

(i)    The Participant shall be required to pay to the Company or any Affiliate, and the Company or any Affiliate shall have the right (but not the obligation) and is hereby authorized to withhold, from any cash, Shares, other securities or other property deliverable under any Award or from any compensation or other amounts owing to the Participant, the amount (in cash, Shares, other securities or other property) of any required withholding taxes (up to the maximum permissible withholding amounts) in respect of an Award, its exercise, or any payment or transfer under an Award or under the Plan and to take such other action that the Committee or the Company deems necessary to satisfy all obligations for the payment of such withholding taxes.

(ii)    Without limiting the generality of paragraph (i) above, the Committee may permit the Participant to satisfy, in whole or in part, the foregoing withholding liability by (A) payment in cash, (B) the delivery of Shares (which Shares are not subject to any pledge or other security interest) owned by the Participant having a Fair Market Value on such date equal to such withholding liability or (C) having the Company withhold from the number of Shares otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of Shares with a Fair Market Value on such date equal to such withholding liability. In addition, subject to any requirements of applicable law, the Participant may also satisfy the tax withholding obligations by other methods, including selling Shares that would otherwise be available for delivery; provided that the Board or the Committee has specifically approved such payment method in advance.

(f)    No Claim to Awards; No Rights to Continued Employment, Directorship or Engagement. No employee, Director of the Company, consultant providing service to the Company or an Affiliate, or other person shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or an Affiliate, or to continue in the employ or the service of the Company or an Affiliate, nor shall it be construed as giving any Participant who is a Director any rights to continued service on the Board.

(g)    International Participants. With respect to Participants who reside or work outside of the United States or are subject to non-U.S. legal restrictions or regulations, the Committee may amend the terms of the Plan or appendices thereto, or outstanding Awards, with respect to such Participants, in order to conform such terms with or accommodate the requirements of local laws, procedures or practices or to obtain more favorable tax or other treatment for the Participant, the Company or its Affiliates. Without limiting the generality of this subsection, the Committee is specifically authorized to adopt rules, procedures and sub-plans with provisions that limit or modify rights on death, disability, retirement or other terminations of employment, available methods of exercise or settlement of an Award, payment of income, social insurance contributions or payroll taxes, withholding procedures and handling of any stock certificates or other indicia of ownership that vary with local requirements. The Committee may also adopt rules, procedures or sub-plans applicable to particular Affiliates or locations.

(h)    Beneficiary Designation. The Participant’s beneficiary shall be the Participant’s spouse (or domestic partner if such status is recognized by the Company and in such jurisdiction) or, if the Participant is otherwise unmarried at the time of death, the Participant’s estate, except to the extent that a different beneficiary is designated in accordance with procedures that may be established by the Committee from time to time for such purpose. Notwithstanding the foregoing, in the absence of a beneficiary validly designated under such Committee-established procedures and/or applicable law who is living (or in existence) at the time of death of a Participant residing or working outside the United States, any required distribution under the Plan shall be made to the executor or administrator of the estate of the Participant, or to such other individual as may be prescribed by applicable law.

(i)    Termination of Employment or Service. The Committee, in its sole discretion, shall determine the effect of all matters and questions related to the termination of employment of or service of a Participant. Unless determined otherwise by the Committee: (i) neither a temporary absence from employment or service due to illness, vacation or leave of absence (including, without limitation, a call to active duty for military service through a Reserve or National Guard unit) nor a transfer from employment or service with the Company to employment or service with an Affiliate (or vice versa) shall be considered a termination of employment or service with the Company or an Affiliate; and (ii) if the Participant’s employment with the Company or its Affiliates terminates, but such Participant continues to provide services with such Company or such Affiliate in a non-employee capacity (including as a non-employee Director) (or vice versa), such change in status shall not be considered a termination of employment or service with the Company or an Affiliate for purposes of the Plan.

(j)    No Rights as a Stockholder. Except as otherwise specifically provided in the Plan or any Award Agreement, no person shall be entitled to the privileges of ownership in respect of Shares that are subject to Awards hereunder until such Shares have been issued or delivered to that person.

(k)    Government and Other Regulations.

(i)    Nothing in the Plan shall be deemed to authorize the Committee or Board or any members thereof to take any action contrary to applicable law or regulation, or rules of the NASDAQ or any other securities exchange or inter-dealer quotation service on which the Shares are listed or quoted.

(ii)    The obligation of the Company to settle Awards in Shares or other consideration shall be subject to all applicable laws, rules and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any Shares pursuant to an Award unless such Shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such Shares may be offered for sale or sold without such registration pursuant to and in compliance with the terms of an available exemption. The Company shall be under no obligation to register for sale under the Securities Act any of the Shares to be offered for sale or sold under the Plan. The Committee shall have the authority to provide that all Shares or other securities of the Company or any Affiliate delivered under the Plan shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award Agreement, U.S. federal securities laws, or the rules, regulations and other requirements of the U.S. Securities and Exchange Commission, any securities exchange or inter-dealer quotation service upon which such Shares or other securities of the Company are then listed or quoted and any other applicable federal, state, local or non-U.S. laws, rules, regulations and other requirements, and, without limiting the generality of Section 9 of the Plan, the Committee may cause a legend or legends to be put on any such certificates of Shares or other securities of the Company or any Affiliate delivered under the Plan to make appropriate reference to such restrictions or may cause such Shares or other securities of the Company or any Affiliate delivered under the Plan in book-entry form to be held subject to the Company’s instructions or subject to appropriate stop-transfer orders. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under the Plan that it in its sole discretion deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(iii)    The Committee may cancel an Award or any portion thereof if it determines that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of Shares from the public markets, the Company’s issuance of Shares to the Participant, the Participant’s acquisition of Shares from the Company and/or the Participant’s sale of Shares to the public markets illegal. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, unless prevented by applicable laws, the Company shall pay to the Participant an amount equal to the excess of (A) the aggregate Fair Market Value of the Shares subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the Shares would have been vested or delivered, as applicable), over (B) the aggregate exercise price (in the case of an Option or SAR) or any amount payable as a condition of delivery of Shares (in the case of any other Award). Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof.

(l)    Payments to Persons Other Than Participants. If the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for such person’s affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or such person’s estate (unless a prior claim therefor has been made by a duly appointed legal representative or a beneficiary designation form has been filed with the Company) may, if the Committee so directs the Company, be paid to such person’s spouse, child or relative, or an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(m)    Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options or awards otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

(n)    No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and the Participant or other person or entity, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or to otherwise segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company.

(o)    Reliance on Reports. Each member of the Committee and each member of the Board (and each such member’s respective designees) shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent, registered public accounting firm of the Company and its Affiliates and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than such member or designee.

(p)    Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit-sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan.

(q)    Governing Law. The Plan shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws thereof, or principles of conflicts of laws of any other jurisdiction that could cause the application of the laws of any jurisdiction other than the State of Delaware.

(r)    Severability. If any provision of the Plan or any Award or Award Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or, if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

(s)    Obligations Binding on Successors. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to all or substantially all of the assets and business of the Company.

(t)    Section 409A of the Code.

(i)    It is intended that the Plan comply with Section 409A of the Code, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with the Plan or any other plan maintained by the Company, including any taxes and penalties under Section 409A of the Code, and neither the Company nor any Affiliate shall have any obligation to indemnify or otherwise hold such Participant or any beneficiary harmless from any or all of such taxes or penalties. With respect to any Award that is considered “deferred compensation” subject to Section 409A of the Code, references in the Plan to “termination of employment” (and substantially similar phrases) shall mean “separation from service” within the meaning of Section 409A of the Code. For purposes of Section 409A of the Code, each of the payments that may be made in respect of any Award granted under the Plan is designated as a separate payment.

(ii)    Notwithstanding anything in the Plan to the contrary, if the Participant is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, no payments or deliveries in respect of any Awards that are “deferred compensation” subject to Section 409A of the Code shall be made to such Participant prior to the date that is six months after the date of such Participant’s “separation from service” within the meaning of Section 409A of the Code or, if earlier, the Participant’s date of death. All such delayed payments or deliveries will be paid or delivered (without interest) in a single lump sum on the earliest date permitted under Section 409A of the Code that is also a business day.

(iii)    In the event that the timing of payments in respect of any Award that would otherwise be considered “deferred compensation” subject to Section 409A of the Code would be accelerated upon the occurrence of (A) a Change in Control, no such acceleration shall be permitted unless the event giving rise to the Change in Control satisfies the definition of a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation pursuant to Section 409A of the Code and any Treasury Regulations promulgated thereunder, or (B) a Disability, no such acceleration shall be permitted unless the Disability also satisfies the definition of “disability” pursuant to Section 409A of the Code and any Treasury Regulations promulgated thereunder.

(u)    Clawback/Forfeiture. The Committee shall have full authority to implement any policies and procedures necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder and any other regulatory regimes. Notwithstanding anything to the contrary contained herein, the Committee may, to the extent permitted by applicable law and stock exchange rules or by any applicable Company policy or arrangement, and shall, to the extent required, cancel or require reimbursement of any Awards granted to the Participant or any Shares issued or cash received upon vesting, exercise or settlement of any such Awards or sale of Shares underlying such Awards. By accepting an Award, the Participant agrees that the Participant is subject to any clawback policies of the Company in effect from time to time.

(v)    No Representations or Covenants with Respect to Tax Qualification. Although the Company may endeavor to (i) qualify an Award for favorable U.S. or non-U.S. tax treatment or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on holders of Awards under the Plan.

(w)    No Interference. The existence of the Plan, any Award Agreement and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company, the Board, the Committee or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants, or rights to purchase stock or of bonds, debentures, or preferred or prior preference stocks whose rights are superior to or affect the Shares or the rights thereof or that are convertible into or exchangeable for Shares, or the dissolution or liquidation of the Company or any Affiliate, or any sale or transfer of all or any part of their assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(x)    Expenses; Titles and Headings. The expenses of administering the Plan shall be borne by the Company and its Affiliates. The titles and headings of the sections in the Plan are for convenience of reference only, and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

(y)    Whistleblower Acknowledgments. Notwithstanding anything to the contrary herein, nothing in this Plan or any Award Agreement will (i) prohibit a Participant from making reports of possible violations of federal law or regulation to any governmental agency or entity in accordance with the provisions of and rules promulgated under Section 21F of the Exchange Act or Section 806 of the Sarbanes-Oxley Act of 2002, or of any other whistleblower protection provisions of federal law or regulation, or (ii) require prior approval by the Company or any of its Affiliates of any reporting described in clause (i).

(z)    Lock-Up Agreements. The Committee may require a Participant receiving Shares pursuant to the Plan, as a condition precedent to receipt of such Shares, to enter into a shareholder agreement or “lock-up” agreement in such form as the Committee shall determine is necessary or desirable to further the Company’s interests.

(aa)    Restrictive Covenants. The Committee may impose restrictions on any Award with respect to non-competition, non-solicitation, confidentiality and other restrictive covenants as it deems necessary or appropriate in its sole discretion.

*                *                 *

As adopted by the Board of Directors of the Company on [                    ], 2021.

As approved by the stockholders of the Company on [                    ], 2021.

Annex E

ANNEX E—GENERAL CORPORATION LAW OF THE STATE OF DELAWARE SECTION 262

THE GENERAL CORPORATION LAW

OF

THE STATE OF DELAWARE

SECTION 262 APPRAISAL RIGHTS.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PROSPECTUS FOR UP TO 75,200,000 SHARES OF COMMON STOCK

OF

BIG ROCK PARTNERS ACQUISITION CORP.

DEALER PROSPECTUS DELIVERY OBLIGATION

Until                     , 2021, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the DGCL concerning indemnification of officers, directors, employees and agents is set forth below.

“Section 145. Indemnification of officers, directors, employees and agents; insurance.

(a)

A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b)

A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)

To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d)

Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)

Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)

The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g)

A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h)

For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)

For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)

The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)

The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Article IX of BRPA’s second amended and restated certificate of incorporation will provide:

“The personal liability of the directors of the Corporation to the Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as director is hereby eliminated to the fullest extent permitted by the DGCL. Any amendment, repeal or modification of this Article Eighth, or the adoption of any provision of the Second Amended and Restated Certificate of Incorporation inconsistent with this Article Eighth, shall not adversely affect any right or protection of a director of the Corporation with respect to acts or omissions occurring prior to such amendment, repeal or modification. If the DGCL is amended after approval by the stockholders of this Article Eighth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

Exhibit Number	Exhibit Description

2.1*	Agreement and Plan of Merger, dated as of December 13, 2020 (included as Annex A to this proxy statement / prospectus / consent solicitation statement).

2.2	First Amendment to Agreement and Plan of Merger, dated as of January 27, 2021 (included as Annex A to this proxy statement / prospectus / consent solicitation statement).

2.3	Second Amendment to Agreement and Plan of Merger, dated as of March 19, 2021 (included as Annex A to this proxy statement / prospectus / consent solicitation statement).

3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to BRPA’s Form 8-K, File No. 001-38302, filed on November 22, 2017).

3.2	Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to BRPA’s Form 8-K, File No. 001-38302, filed on May 22, 2019).

3.3	Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to BRPA’s Form 8-K, File No. 001-38302, filed on August 23, 2019).

3.4	Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to BRPA’s Form 8-K, File No. 001-38302, filed on November 22, 2019).

Exhibit Number	Exhibit Description

3.5	Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to BRPA’s Form 8-K, File No. 001-38302, filed on March 23, 2020).

3.6	Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to BRPA’s Form 8-K, File No. 001-38302, filed on July 23, 2020).

3.7	Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to BRPA’s Form 8-K, File No. 001-38302, filed on December 18, 2020).

3.8	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to BRPA’s Form 8-K, File No. 001-38302, filed on November 22, 2017).

3.9	Form of NRX Pharmaceuticals’ Charter (included as Annex B to this proxy statement / prospectus / consent solicitation statement).

3.10	Form of NRX Pharmaceuticals’ Bylaws (included as Annex C to this proxy statement / prospectus / consent solicitation statement).

4.1	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 to BRPA’s Form S-1/A, File No. 333 220947, filed on November 14, 2017).

4.2	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 to BRPA’s Form S-1/A, File No. 333-220947, filed on November 14, 2017).

4.3	Specimen Right Certificate (incorporated by reference to Exhibit 4.3 to BRPA’s Form S-1/A, File No. 333 220947, filed on November 14, 2017).

4.4	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.4 to BRPA’s Form S-1/A, File No. 333 220947, filed on November 14, 2017).

4.5	Right Agreement, dated as of November 20, 2017, by and between BRPA and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to BRPA’s Current Report on Form 8-K filed with the SEC on November 22, 2017).

4.6	Warrant Agreement, dated as of November 20, 2017, by and between BRPA and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to BRPA’s Current Report on Form 8-K filed with the SEC on November 22, 2017).

4.7	Form of Unit Purchase Option, dated November 20, 2017, with EarlyBirdCapital, Inc. and its designees (incorporated by reference to Exhibit 4.3 to BRPA’s Form 8-K, File No. 001-38302, filed on November 22, 2017).

4.8	Description of BRPA’s Securities (incorporated by reference to Exhibit 4.8 to BRPA’s Form 10-K, File No. 001-38302, filed on April 1, 2021).

5.1†	Opinion of Graubard Miller as to the validity of the securities being registered.

8.1†	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding certain federal income tax matters.

10.1(a)	Letter Agreement, dated November 20, 2017, by and between BRPA and Big Rock Partners Sponsor, LLC (incorporated by reference to Exhibit 10.4 to BRPA’s Form 8-K, File No. 001-38302, filed on November 22, 2017).

10.1(b)	Form of Letter, dated November 20, 2017, Agreement by and between BRPA and its officers and directors. (incorporated by reference to Exhibit 10.6 to BRPA’s Form 8-K, File No. 001-38302, filed on November 22, 2017).

10.1(c)	Letter Agreement, dated November 20, 2017, by and between BRPA and A/Z Property Partners, LLC (incorporated by reference to Exhibit 10.5 to BRPA’s Form 8-K, File No. 001-38302, filed on November 22, 2017).

Exhibit Number	Exhibit Description

10.2	Investment Management Trust Account Agreement, dated November 20, 2017, between Continental Stock Transfer & Trust Company and BRPA (incorporated by reference to Exhibit 10.1 to BRPA’s Form 8-K, File No. 001-38302, filed on November 22, 2017).

10.3	Stock Escrow Agreement, dated November 20, 2017, between BRPA, Big Rock Partners Sponsor, LLC and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to BRPA’s Form 8-K, File No. 001-38302, filed on November 22, 2017).

10.4	Registration Rights Agreement among BRPA and Big Rock Partners Sponsor, LLC (incorporated by reference to Exhibit 10.3 to BRPA’s Form 8-K, File No. 001-38302, filed on November 22, 2017).

10.5	Administrative Services Agreement, dated November 20, 2017, between BRPA and Big Rock Partners Sponsor, LLC (incorporated by reference to Exhibit 10.7 to BRPA’s Form 8-K, File No. 001-38302, filed on November 22, 2017).

10.6(a)	Securities Subscription Agreement, dated September 26, 2017, between BRPA and Big Rock Partners Sponsor, LLC (incorporated by reference to Exhibit 10.6 to BRPA’s Form S-1/A, File No. 333-220947, filed on November 14, 2017).

10.6(b)	Securities Subscription Agreement, dated November 20, 2017, between BRPA and Big Rock Partners Sponsor, LLC (incorporated by reference to Exhibit 10.9 to BRPA’s Form 8-K, File No. 001-38302, filed on November 22, 2017).

10.7	Promissory Note, dated as of September 26, 2017, in favor of Richard Ackerman (incorporated by reference to Exhibit 10.7 to BRPA’s Form S-1/A, File No. 333-220947, filed on November 14, 2017).

10.8	Promissory Note, dated as of September 26, 2017, in favor of Big Rock Partners Sponsor, LLC (incorporated by reference to Exhibit 10.8 to BRPA’s Form S-1/A, File No. 333-220947, filed on November 14, 2017).

10.9	Form of Indemnification Agreement, dated November 20, 2017, with BRPA’s officers and directors (incorporated by reference to Exhibit 10.8 to BRPA’s Form 8-K, File No. 001-38302, filed on November 22, 2017).

10.10	Agreement, dated November 17, 2018, among BRPA, Big Rock Partners Sponsor, LLC and BRAC Lending Group LLC (incorporated by reference to Exhibit 10.1 to BRPA’s Form 8-K, File No. 001-38302, filed on November 20, 2018).

10.11	Stock Escrow Agent Letter, dated November 17, 2018 (incorporated by reference to Exhibit 10.2 to BRPA’s Form 8-K, File No. 001-38302, filed on November 20, 2018).

10.12	Registration Rights Assignment Agreement, dated November 17, 2018 (incorporated by reference to Exhibit 10.3 to BRPA’s Form 8-K, File No. 001-38302, filed on November 20, 2018).

10.13	Insider Letter, dated November 17, 2018 (incorporated by reference to Exhibit 10.4 to BRPA’s Form 8-K, File No. 001-38302, filed on November 20, 2018).

10.14	Promissory Note in favor of BRAC Lending Group LLC, dated November 20, 2018 (incorporated by reference to Exhibit 10.5 to BRPA’s Form 8-K, File No. 001-38302, filed on November 20, 2018).

10.15	Promissory Note in favor of BRAC Lending Group LLC , dated February 21, 2019 (incorporated by reference to Exhibit 10.1 to BRPA’s Form 8-K, File No. 001-38302, filed on February 22, 2019).

10.16	Promissory Note in favor of A/Z Property Partners, LLC, dated December 31, 2019 (incorporated by reference to Exhibit 10.16 to BRPA’s Form 10-K, File No. 001-38302, filed on March 30, 2020).

Exhibit Number	Exhibit Description

10.17†	Form of Lock-up Agreement by and between BRPA and the stockholder parties identified therein.

10.18†	Form of Registration Rights Agreement by and among the Registrant, certain equityholders of the Registrant named therein and certain equityholders of NeuroRx named therein.

10.19†	Form of Sponsor Agreement by and among the Registrant, the Sponsor, and BRAC.

10.20	Form of Voting and Support Agreement (included as Exhibit B Annex A to this proxy statement / prospectus / consent solicitation statement).

10.21†	Form of Voting Agreement by and between Jonathan Javitt and Daniel Javitt.

10.22	Form of NRX Pharmaceuticals, Inc. 2021 Omnibus Incentive Plan (included as Annex D to this proxy statement / prospectus / consent solicitation statement).

10.23	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to BRPA’s Form 8-K, File No. 001-38302, filed on March 15, 2021).

10.24†	Development and License Agreement, dated as of May 2, 2016, between Glytech LLC and NeuroRx.

10.25†	Amendment to Development and License Agreement, dated as of October 19, 2016, between Glytech LLC and NeuroRx.

10.26†	Second Amendment to Amended and Restated Development and License Agreement, dated as of June 13, 2018, between Glytech LLC and NeuroRx.

10.27†	Third Amendment to Amended and Restated Development and License Agreement, dated as of April 16, 2019, between Glytech LLC and NeuroRx.

10.28†	Fourth Amendment to Amended and Restated Development and License Agreement, dated as of December 31, 2020, between Glytech LLC and NeuroRx.

10.29†	Exclusive License Agreement, dated as of April 16, 2019, by and between NeuroRx and Sarah Herzog Memorial Hospital Ezrat Nashim.

10.30†	License and Option Agreement, dated as of September 1, 2020, between The Research Foundation For The State University of New York and NeuroRx.

10.31†	Binding Collaboration Agreement, dated as of September 18, 2020, between Relief Therapeutics Holding Aktiengesellschaft and its wholly owned subsidiary Therametrics Discovery Aktiengesellschaft and NeuroRx.

10.32†††	Exclusive Distribution Agreement, dated as of September 25, 2020, between NeuroRx and Cardinal Health 105, Inc.

10.33†	Executive Employment Agreement, dated May 20, 2015, between NeuroRx and Jonathan C. Javitt.

10.34†	“Work for Hire” Agreement, dated as of March 1, 2016, between NeuroRx and REBes Consulting LLC – Robert Besthof.

10.35†	Amendment to “Work for Hire” Agreement, dated as of October 23, 2016, between NeuroRx and 20REBes Consulting LLC – Robert Besthof.

10.36†	Consulting Agreement, dated as of January 1, 2021, between NeuroRx and Del Buono Legal, PLLC.

10.37†	Feasibility Study and Material Transfer Agreement, dated as of January 6, 2021, by and between NeuroRx and TFF Pharmaceuticals, Inc.

10.38†††	Manufacturing Supply Agreement, dated as of August 25, 2020, by and among NeuroRx, Nephron SC, Inc. and Nephron Pharmaceutical Corporation.

Exhibit Number	Exhibit Description

10.39†	Amendment #1 to Manufacturing Supply Agreement, dated as of September 2, 2020, by and among NeuroRx, Nephron SC, Inc. and Nephron Pharmaceutical Corporation.

10.40†††	Amendment #2 to Manufacturing Supply Agreement, dated as of November 5, 2020, by and among NeuroRx, Nephron SC, Inc. and Nephron Pharmaceutical Corporation.

10.41†††	Amendment #3 to Manufacturing Supply Agreement, dated as of February 5, 2021, by and among NeuroRx, Nephron SC, Inc. and Nephron Pharmaceutical Corporation.

10.42†	Share Subscription Facility Agreement, dated as of October 18, 2019, among NeuroRx, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited.

10.43†	Common Stock Purchase Warrant dated March 28, 2021.

10.44†††	Clinical Trial Participation Agreement, dated as of December 17, 2020, by and between Quantum Leap Health Care Collaborative and NeuroRx.

23.1**	Consent of Marcum LLP.

23.2**	Consent of KPMG LLP.

23.3†	Consent of Graubard Miller (included in Exhibit 5.1 hereto).

23.4†	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 8.1 hereto).

24.1	Power of Attorney (included in the signature page to this Registration Statement).

99.1†	Form of Proxy Card to be used by BRPA.

99.2	Form of Consent to be used by holders of NeuroRx common stock and preferred stock (included as Exhibit A to Exhibit B Annex A to this proxy statement / prospectus / consent solicitation statement).

99.3†	Form of Letter of Transmittal.

99.4†	Consent of Jonathan C. Javitt to be named as a director of NRX Pharmaceuticals.

99.5†	Consent of Sherry A. Glied to be named as a director of NRX Pharmaceuticals.

99.6†	Consent of Daniel Troy to be named as a director of NRX Pharmaceuticals.

99.7†	Consent of Aaron Gorovitz to be named as a director of NRX Pharmaceuticals.

99.8†	Consent of Patrick Flynn to be named as a director of NRX Pharmaceuticals.

99.9†	Consent of Chaim Hurvitz to be named as a director of NRX Pharmaceuticals.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Schedule and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). BRPA agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
**	Filed herewith.
†	Previously filed.
††

Certain information, marked by asterisks, has been excluded pursuant to Regulation S-K Item 601(b)(10) because it is both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.

Item 22. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)

That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

(and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)

That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)

That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and XL being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Delray Beach, Florida, on the 21st day of May 2021.

By:	/s/ Richard Ackerman
Richard Ackerman
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Richard Ackerman and Bennett Kim his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this proxy statement/prospectus and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Richard Ackerman Richard Ackerman	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	May 21, 2021

/s/ Bennett Kim Bennett Kim	Chief Financial Officer, Chief Investment Officer and Director (Principal Financial and Accounting Officer)	May 21, 2021

/s/ Richard Birdoff Richard Birdoff	Director	May 21, 2021

/s/ Michael Fong Michael Fong	Director	May 21, 2021

/s/ Stuart F. Koenig Stuart F. Koenig	Director	May 21, 2021

/s/ Albert G. Rex Albert G. Rex	Director	May 21, 2021

/s/ Troy T. Taylor Troy T. Taylor	Director	May 21, 2021